Form 20-F
period 2013-12-31
KELSO TECHNOLOGIES INC
filed 2014-04-30
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report N/A

For the transition period from N/A               to N/A

Commission file number 000-55032

KELSO TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

7773 - 118A Street, North Delta, British Columbia V4C 6V1
(Address of principal executive offices)

James R. Bond, CEO
7773 - 118A Street
North Delta, British Columbia V4C 6V1
Telephone: 250.764.3618
Email: bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Bernard Pinsky
Clark Wilson LLP
Suite 900 – 885 West Georgia Street
Vancouver, British Columbia, V6C 3H1, Canada
Telephone: 604.687.5700
Facsimile: 604.687.6314

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

43,020,326 common shares without par value outstanding on December 31, 2013.
There were no Class A non-cumulative preference shares outstanding on December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES      [X] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] YES      [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Not applicable to the Registrant at this time
[   ] YES      [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17      [   ] ITEM 18

- iii -

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES      [X] NO

Under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), Kelso Technologies Inc. is classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed US$1 billion, or if the company issues more than US$1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

- i -

- ii -

	F.	Dividends and Paying Agents	49
	G.	Statement by Experts	49
	H.	Documents on Display	49
	I.	Subsidiary Information	49

Item 11.	Quantitative and Qualitative Disclosures About Market Risk		49

Item 12.	Description of Securities Other than Equity Securities		50

Part II			50

Item 13.	Defaults, Dividend Arrearages and Delinquencies		50

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.		51

Item 15.	Controls and Procedures		51

Item 16.	[Reserved]		52
	A.	Audit Committee Financial Expert	52
	B.	Code of Ethics	52
	C.	Principal Accountant Fees and Services	52
	D.	Exemptions from the Listing Standards for Audit Committees.	53
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	53

Part III			54

Item 17.	Financial Statements		54

Item 18.	Financial Statements		54

Item 19.	Exhibits		54

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “potential”, or “continue”, the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof, or such other date as may be indicated herein. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this annual report, unless otherwise stated, all dollar amounts are expressed in United States dollars (“$”). The financial statements and summaries of financial information contained in this annual report are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless expressly stated otherwise.

As used in this annual report, the terms “we”, “us” and “our” refer to Kelso Technologies Inc. and its wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc. and of Kelso Innovative Solutions Inc.

PART I

Item 1.                Identity of Directors, Senior Management and Advisers

The directors and the senior management of our company are as follows:

Name and Office Held	Function
James R. Bond President, Chief Executive Officer, Director, and Audit Committee Member

As our President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing our relations with our legal advisers, regulatory authorities and the investor community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

William Troy Director and Audit Committee Member	As an independent director, Mr. Troy supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Neil Gambow Director	As a director, Mr. Gambow supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Peter Hughes Director and Audit Committee Member	As an independent director, Mr. Hughes supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Anthony Andrukaitis Director	As an independent director, Mr. Andrukaitis supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Richard Lee Chief Financial Officer	As our Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all of the financial aspects of our business.

The business address for our directors and officers is 7773 - 118A Street, North Delta, British Columbia, Canada V4C 6V1.

A.     Advisers

Our legal advisers are Clark Wilson LLP with a business address at 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1. Our DAD/PAL for the purposes of our OTCQX International listing is Dorsey & Whitney LLP with a business address at Suite 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K4.

B.     Auditors

Our current auditors are Smythe Ratcliffe LLP, Chartered Accountants, with a business address at 700 – 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. Smythe Ratcliffe LLP, Chartered Accountants, are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe Ratcliffe LLP, Chartered Accountants, were first appointed as our auditors on November 16, 2009.

Item 2.                Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                Key Information

A.     Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for our company for the year ended December 31, 2013, for the four months ended December 31, 2012 and the four months ended December 31, 2011, and for the fiscal years ended August 31, 2012 and 2011 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Effective December 31, 2012, we changed our fiscal year end from August 31st to December 31st. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects” beginning at page 27 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2013 (audited) ($)	Four months ended December 31, 2012 (audited) ($)	Four months ended December 31, 2011 (unaudited) ($)	Year Ended August 31st
				2012 (audited) ($)	2011 (audited) ($)
Revenues	13,131,387	2,830,778	263,382	2,233,807	1,326,024
Gross Profit	5,305,207	893,171	77,123	560,373	319,962
Net (Loss)/Income and Comprehensive (Loss)/Income	2,456,636	10,988	(586,380)	(1,276,827)	(1,463,869)
Basic and Diluted (Loss)/Earnings per Share	0.06	0.00	(0.02)	(0.04)	(0.05)

Statement of Financial Position Data	As at December 31, 2013 (unaudited) ($)	As at December 31, 2012 (audited) ($)	As at August 31st
			2012 (audited) ($)	2011 (audited) ($)
Assets	9,283,388	4,319,482	2,689,346	2,559,165
Current Liabilities	486,147	283,042	763,773	268,937
Shareholders’ Equity/(Deficiency)	8,797,241	4,036,440	1,925,573	2,290,228
Common Shares	18,086,144	16,073,471	14,495,094	13,639,786
(Deficit)/Retained Earnings	(11,507,420)	(13,964,056)	(13,975,044)	(12,698,217)
Outstanding Common Shares	43,020,326	39,990,583	36,659,583	33,006,283

Prepared In Accordance With Canadian GAAP

The following table summarizes selected financial data for our company for the fiscal years ended August 31, 2010 and 2009 prepared in accordance with Canadian GAAP. The information in the table was extracted from the detailed financial statements and related notes for these financial periods which are available under the Company’s profile on SEDAR at www.sedar.com and should be read in conjunction with such financial statements. The audited annual financial statements for the fiscal years ended August 31, 2010 and 2009 were prepared and presented in accordance with Canadian GAAP and the financial information in such financial statements and in the tables below is presented in Canadian dollars.

Selected Financial Data

Statements of Income (Loss) Data	Year Ended August 31st
	2010 (audited) (Canadian Dollars)	2009 (audited) (Canadian Dollars)
Revenues	190,844	286,539
Gross Profit	40,214	81,350
Net (Loss)/Income and Comprehensive (Loss)/Income	(307,915)	(662,086)
Basic and Diluted (Loss)/Earnings per Share	(0.02)	(0.07)

Statement of Financial Position Data	As at August 31st
	2010 (audited) (Canadian Dollars)	2009 (audited) (Canadian Dollars)
Assets	510,587	15,418
Current Liabilities	381,714	920,193
Shareholders’ Equity/(Deficiency)	128,873	(904,775)
Common Shares	10,369,150	9,223,831
(Deficit)/Retained Earnings	(10,958,983)	(10,651,068)
Outstanding Common Shares	21,778,383	11,295,754

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Due to our size and the nature of our activities, we will always be exposed to some business risks. This section discusses the material risks facing our Company.

Our operations and financial performance are subject to the normal risks applicable to railroad equipment supply companies and are subject to various factors which are beyond our control. Risk areas include that our Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors may exist that could cause actual results to be materially different than those anticipated by management. These may include that our Company may be unsuccessful in raising any additional capital for needs that may arise; our Company may not have sufficient capital to develop, produce and deliver new orders; customer orders that are placed may be cancelled; products may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the productive capacity of our Company may not be large enough to handle market demand. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements. These risk factors are described in more detail below.

Risks Relating to the Business

The Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, its business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology. The Company has obtained patents for its external constant force spring pressure relief valves (each, an “EPRV”) (Patent No. 5,855,225) and a manway securement system trademarked the “Kelso Klincher®” (the “KKM”) (Patent No. US 7,104,722 B2); however, the Company does not have a patent for its Kelso Tiger Tube™ - Eduction Technology eduction tube (the “ETS”) technology. The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube. The Company has also filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve (“BOV”) design. A “Non-Publication Request” keeps the patent filing private until the patent is issued. Patent applications filed under a “Non-Publication Request” only provide protection in the U.S. and not internationally. See “Information on our Company – History and Development of our Company – Three Year History – 2013” for additional information on “Non-Publication Request”. See “Information on our Company – Business Overview – Key Products” for additional details regarding EPRVs, KKMs and ETS’.

If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our railroad equipment products, including our EPRVs, KKMs and ETS’ or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business

Further, the Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

The Company may have insufficient capital in the future to meet production demands and continue its operations.

Although the Company was profitable and had a positive working capital as at December 31, 2013, the Company may, from time to time, report a working capital deficit. The Company reported net income and comprehensive income for the fiscal year ended December 31, 2013 of $2,456,636 and for the four months ended December 31, 2012 of $10,988 and net losses and comprehensive losses of $1,276,827 for the fiscal year ended August 31, 2012. To maintain its activities, the Company may require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that the Company will be successful in obtaining such additional financing; failure to do so could result in the inability of the Company to develop new products, meet production and delivery demands and continue its operations.

The Company has a limited operating history and may not achieve its growth objectives.

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its financing and development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet its ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

Markets for the Company’s products may not develop as quickly as anticipated or at all.

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Competition may affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future.

Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

Customer orders that are placed may be cancelled.

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

The Company is dependent on a limited number of customers.

Although the Company is optimistic about its future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of its revenue. In particular, the Company is dependent on two major US corporations as customers. The sales to these two customers (Customer A and Customer B) exceeded 10% of the Company’s revenues during the year ended December 31, 2013 and the four months ended December 31, 2012. During the year ended December 31, 2013, the Company had $13,131,387 of revenue of which sales of $8,782,478 were from Customer A and sales of $3,409,289 were from Customer B. During the four months ended December 31, 2012, the Company had $2,830,778 of revenue of which sales of $872,778 were from Customer A and sales of $1,558,429 were from Customer B. Although Customers A and B have displayed a pattern of consistent timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them based on purchase orders received. The Company expects that a limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

Products may not perform as well as expected.

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customers. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations. The Company maintains product liability insurance and commercial general liability insurance at levels which the Company believes are adequate based on the Company’s customer base and revenue from product sales. However, the amount of the Company’s insurance coverage may not be sufficient to cover future products claims. In 2013, the Company’s product liability insurance premiums were $139,417 for up to $2,000,000 of aggregate product liability insurance coverage and up to $1,000,000 of coverage per incident. In 2013, the Company’s commercial general liability insurance premiums were $11,766 for up to $2,000,000 aggregate coverage and $1,000,000 of coverage per incident.

There may be a shortage of parts and raw materials.

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

The productive capacity of the Company may not be large enough to handle market demand.

The Company’s current production facilities may not be large enough to handle market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

The Company’s research and development efforts may not result in commercially viable products.

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

The Company may face uninsurable or underinsured risks.

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

The raw materials used by the Company for its products are subject to price fluctuations.

Many of the materials used in our Company’s products are commodity raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

Risks Relating to Management

The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and of the CEO of Kelso Technologies (U.S.A.) Inc. (“Kelso USA”) and Kelso Innovative Solutions Inc. (“Kelso Innovative”). The Company relies on the industry expertise and experience of its senior executives, and their working relationships with the Company’s employees, customers and relevant regulatory authorities. If one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

The Company’s executive officers and directors devote the majority of their time to the management and operation of the Company’s business. Management is not however, contractually required to manage or direct the Company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the Company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the railroad industry. The Company’s executive officers and directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises, at a meeting of the board of directors of our Company (the “Board”), any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

The board of directors may change the Company’s operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm the Company’s business and results of operations, and the value of the Common Shares.

The Board has the authority to modify or waive certain of the Company’s current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to the Company’s current operating policies and strategies would have on the Company’s business, operating results and value of the Common Shares. However, such changes could have a material adverse effect on the Company’s financial position or otherwise.

The Articles of the Company contain provisions indemnifying its officers and directors against eligible penalties.

The Articles of the Company contain provisions with respect to the indemnification of our officers and directors against all eligible penalties, being a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. An eligible proceeding means a legal proceeding or investigative action, whether current, pending, threatened or completed, in which a director, former director or alternate director of the Company (each, an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company: is or may be joined as a party; or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Since many of the Company’s officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against the Company’s officers and directors.

The Company has been organized under the laws of the Province of British Columbia, Canada. Although the Company’s assets are located in the United States, many of the Company’s officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the Company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

The Company’s business reputation and relationship with customers and suppliers may be negatively impacted by the actions of former directors and officers of the Company.

In April 2010, a new management team was appointed by the Company. The Company believes that the new management team has improved the Company’s business reputation and gained the confidence of the railroad and investment community by making deliveries on time and satisfying payment obligations on time, which was not always the case before the Company’s current management came on board. Although the Company and its current management team strive to make deliveries and payments on time and to operate the business of the Company in a manner which maintains the Company’s business reputation and the confidence of the railroad and investment community, there is a risk that the actions of the Company’s current and former directors and officers, and in particular their failure to make certain deliveries and payments on time, may negatively impact the Company’s current and future business reputation and relationships with customers and suppliers, including the risk that certain prospective customers and suppliers may not do business with the Company due to the actions of the Company’s former management team.

Risks Relating to the Common Shares

If the Company’s business is unsuccessful, its shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for the Company’s expenses, liabilities or obligations beyond their total original capital contributions, should the Company suffer a deficiency in funds with which to meet its obligations, the shareholders as a whole may lose their entire investment in the Company.

The Common Shares are subject to the price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company.

The Common Shares have limited liquidity and shareholders may be unable to sell their shares.

There is currently a limited market for the Common Shares and the Company can provide no assurance to investors that a market will develop. If a market for the Common Shares does not develop, shareholders may not be able to resell the Common Shares that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company’s market segment and changes in earnings estimates by analysts may cause the price of the Common Shares to fluctuate substantially.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities.

The Company’s constating documents currently authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares, of which 5,000,000 are designated as Series 1 Shares. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

As a foreign private issuer the Company will not be subject to U.S. proxy rules.

As a foreign private issuer, the Company will be exempt from the rules and regulations under the Securities Exchange Act of 1934 (United States) related to the furnishing and content of proxy statements.

Item 4.                Information on our Company

A.     History and Development of Our Company

The Company was incorporated as “Kelso Resources Ltd.” pursuant to the Company Act (British Columbia) on March 16, 1987. On July 21, 1994, the Company changed its corporate name to “Kelso Technologies Inc.” The Company is currently organized pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) which replaced the Company Act (British Columbia) in 2004.

The Company’s registered office is located at Suite 900 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company’s corporate head office is located at 7773 – 118A Street, North Delta, British Columbia V4C 6V1. The Company’s head office telephone number is (250) 764-3618.

In February 2007, the Company replaced its original Articles with new Articles to reflect the adoption of the BCBCA. On May 13, 2010, the Company consolidated its share capital on the basis of one new Common Share in the capital of the Company for seven old Common Shares. This consolidation was approved by a special resolution of the shareholders of the Company passed February 5, 2010. At its annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include, among other things, advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

The Common Shares are publicly traded on the TSX Venture Exchange (the “TSXV”) under the symbol “KLS”, and on the U.S. OTCQX over-the-counter market (“OTCQX International”) under the symbol “KEOSF”.

The Company operates in conjunction with its two wholly-owned subsidiaries Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada. Kelso USA is the operational arm of the Company, which Kelso Innovative focuses on industrial designs and distribution plans for the Company’s KKM system for applications for the roadway trucking and trailer market.

General Development of the Business

General

The Company is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

The Company currently offers approximately 37 products. The key products that the Company offers include a series of 32 types of EPRVs for pressure management; 4 types of KKMs; and the ETS products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. See “Key Products” below for a description of the Company’s key products and “Markets” for the revenue generated from each key product. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

The Company recruited and appointed a new executive management team in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan, the new management team has since consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides services and technology to produce the products necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and grown sales and distribution of products to North American rail tank car manufacturers and retrofit/repair businesses. The Company’s revenues over the last eight quarters were as follows: $2,830,778 for the quarter ended December 31, 2013, $3,555,829 for the quarter ended September 30, 2013, $2,660,140 for the quarter ended June 30, 2013, $2,014,062 for the quarter ended March 31, 2013, $2,830,778 for the quarter ended December 31, 2012, $1,292,871 for the quarter ended August 31, 2012, $519,778 for the quarter ended May 31, 2012 and $244,380 for the quarter ended February 29, 2012. However, the Company had net losses for many of these quarters. In particular, the Company’s net income or net loss over the last eight quarters were as follows: net income of $2,205,609 for the quarter ended December 31, 2013, net income of $10,646 for the quarter ended September 30, 2013, net income of $160,664 for the quarter ended June 30, 2013, net income of $79,972 for the quarter ended March 31, 2013, net income of $10,988 for the four months ended December 31, 2012, net loss of $231,991 for the quarter ended August 31, 2012, net loss of $313,994 for the quarter ended May 31, 2012 and net loss of $290,856 for the quarter ended February 29, 2012. The Company also believes that the new management team has improved the Company’s business reputation and gained the confidence of the railroad and investment community by making deliveries on time and satisfying payment obligations on time, which was not always the case before the Company’s current management came on board.

The Company believes that it continues to build a quality brand in the railroad industry based on its reputation to create, develop, engineer and reliably supply technology and product solutions that address the demanding technology criteria of our railroad customers. The Company brings new technology to the railroad industry which has historically been slow to develop. Specifically, the Company designs products that are aimed at reducing the risks associated with transport of HAZMAT in the railroad industry, and the Company attempts to solve problems that have been persistent in the market for years. For example, the Company’s BOV design is a response to numerous industry requests to develop a better bottom outlet valve, and the Company believes its BOV design is an improvement on the standard bottom outlet valves. Two years ago, the Company asked several key customers about their needs. Several of these customers, including Trinity Industries, Inc. and Potash Corporation of Saskatchewan Inc., asked the Company when it was going to design a bottom outlet valve. Due to its AAR committee work, the Company also knew that the existing bottom outlet valves had leak problems and corrosion issues. When the Company announced its BOV design, several companies including E. I. du Pont de Nemours and Company and Tesoro Corporation volunteered to do the service trial. In the past four years, the Company believes that it has successfully gained the railroad industry’s confidence, approval and their willingness to adopt its products as evidenced by increased revenues from sales and by AAR approvals and certifications for the Company’s products. There is no guarantee that the Company’s customers who have inquired about BOVs or that the companies who have volunteered to do the BOV service trials will purchase the Company’s BOV products.

Three Year History

2011

In January 2011, the Company reported that it opened its 4,500 square feet leased EPRV assembly facility in Bonham, Texas. The facility was dedicated to the assembly, test and certification of up to 4,000 valves per year. Production capacity can be scaled upward when necessary at this facility with limited additional investment.

In March 2011, the Company received its Class F certification for its production facilities in Bonham, Texas from the AAR. This is a formal approval from the AAR based on on-site audits by AAR representatives. In order to have approved products in the railroad industry, companies must adhere to the AAR Manual of Standards and Rec. Practices – Section C Part III – Specifications for Tank Cars M-1002 (2007) (“M-1002”) which sets out recommended practices for design, manufacture and operation of railroad tank cars. Within M-1002, there are specifications for facility classifications for work on various parts of tank cars. Class F certification allows the facility to design, manufacture and service valves on rail tank cars. The Company’s Class F certification expires on March 3, 2017.

In June 2011, the Company reported that Kelso USA had substantially completed the first stage of its market introduction of its KKM which consisted of formally introducing the KKM design to the industry. The Company has since completed the second stage of service testing of the KKM and the final stage of developing the final design based on service trial units in accordance with M-1002. The KKM is now at the commercial production stage. See “Information on our Company – Business Overview – Key Products”.

In July 2011, the Company and Kelso USA established their first assembly plant for the KKM with the purchase of a 6,000 square foot building in Bonham, Texas for $129,000. Also in July 2011, the Company closed a non-brokered private placement for gross proceeds of $1,000,000 by issuing 2,000,000 units at a price of $0.50 per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of $0.70 per share until July 25, 2013. All the securities issued in connection with this private placement were subject to a four-month hold period which expired November 26, 2011. The Company paid 8% finder’s fees ($87,200) in accordance with TSXV policies and guidelines in connection with the private placement.

In August 2011, the Common Shares began trading on the OTCQX International in the U.S. under the symbol “KEOSF”. Also in August 2011, the Company’s first production unit of its KKM was successfully installed on an existing rail tank car for fit check and operational performance evaluation. The KKM is a patented tank car system designed to replace the eye-bolt securement systems used in the railroad industry. The Company believes that its KKM, which does not have any eye-bolts, is a safer option for rail tank cars than traditional eye bolt securement systems which have been stated by AAR to be the number one cause of manway leaks.

In October 2011, Kelso USA received a key purchase order for its AAR-approved 75PSI EPRV and new 165PSI EPRV from one of the largest petroleum companies in the world. The order was completed and generated revenue of approximately $275,000. This order marked the initial implementation of the client’s adoption strategies for the Company’s products. There is no guarantee that this customer, or any other customer, will order the Company’s products in the future.

2012

In January 2012, the Company reported that its EPRV and KKM were specified by several HAZMAT customers for installation on new rail tank cars scheduled to be built in 2012 and that these transactions were expected to be valued at approximately $3,000,000. However, the KKM transactions did not materialize because additional improvements to the design of the safety latch system on the KKM were necessary based on the results of KKM service trials. This modification delayed the actual entry of the KKM into customer service, but the Company has not missed any deliveries for the KKM because the Company has not received any orders for the KKM as of the date of this filing. See “Business Overview – Markets” for a summary of actual revenue generated by product line.

In February 2012, the Company reported that it received additional purchase orders for its EPRVs in excess of $1,000,000. Accordingly, revenue from the Company’s EPRV product line for the calendar year ended December 31, 2012 was put in excess of $4,000,000. See “Business Overview – Markets” for a summary of actual revenue generated by product line. The key to this business activity was that two of the four major tank car manufacturers (“OEMs”) designated the Company’s EPRV as recommended standard equipment on a series of their railroad tank cars used primarily for ethanol and crude oil transport. The two OEMs that designated the Company’s EPRV as recommended standard equipment were Trinity Industries, Inc. (“Trinity”) and American Railcar Industries, Inc. (“ARI”). This designation is significant because the Company is listed as standard and not optional equipment for tank cars destined for crude oil and ethanol service. Trinity is the number one tank car manufacturer in North America, while ARI is the number three tank car manufacturer in North America.

In June 2012, the Company reported that the high performance attributes of a new extension of its EPRV product line, the JS75XL, were successfully verified by an independent engineering test lab in Columbus, Ohio as required by the railroad industry. These high performance attributes include exceeding the industry standards by 5-10% in terms of standard cubic feet per minute and rate of pressure, as well as higher flow rates. The Company also believes that its JS75XL has lower costs of ownership and maintenance when compared to competitors’ products based on replacement order and cost information provided to the Company by valve and tank car repair shops. Specifically, the Company has been advised by certain repair shops that the level of valve replacement parts being ordered for competitors’ products is higher than the level of replacement parts being ordered for the Company’s products. Also, these repair shops have advised the Company that the cost to overhaul or repair the Company’s valves is lower than the comparable costs for competitors’ valves. The Company believes that a larger number of the valve and tank repair shops’ customers use competitors’ products more than the Company’s products on the basis that the competitors’ products have been on the market longer and as such there are a larger number of the competitors’ products already in these customers’ tank cars. The Company believes that when valve and tank repair shop customers seek to repair or replace valves and other parts in their tank cars, they tend to either repair the existing parts or replace them with the same product they already use due to the reduced paperwork required compared to replacing the part with a different product, unless they have been sold on another product, such as the Company’s valves, through marketing initiatives or unless they have some other specific reason to try a different product such as the Company’s product. Accordingly, the Company believes that in these cases the repaired competitors’ products are older than the still functioning products that the Company has sold. Although the Company believes the information provided by these repair shops to be reliable, there is no guarantee that this information is accurate or reliable. The JS75XL is one of a number of high performance EPRV products that the Company created to distinguish the enhanced performance capacity of its EPRV products above all other competitive products. On June 20, 2012, Kelso Innovative was incorporated.

In August 2012, the Company reported that its high performance specifications for its new EPRV, the JS75XH/27, were successfully performance tested and confirmed by an independent engineering test lab in Denver, Colorado as required by the railroad industry. These high performance specifications include exceeding the industry standards by 5-10% in terms of standard cubic feet per minute and rate of pressure, we well as higher flow rates and lower costs of ownership and maintenance when compared to competitors’ products. The JS75XH/27 joined the JS75XL/5 as the second new EPRV that the Company created to establish new high-performance specifications that meet the new regulatory standards in development for a number of critical HAZMAT applications. The JS75XL/5 meets the new regulatory criteria for insulated/jacketed rail tank cars while the JS75XH/27 meets the new regulatory goals for Package 1 and 2 rail tank cars designed for demanding applications in the transport of crude oil and ethanol.

On September 4, 2012, the Company provided notice that it changed its financial year end from August 31st to December 31st. On September 28, 2012, the Company closed a non-brokered private placement for gross proceeds of US$1,197,000 by issuing 1,995,000 units at a price of US$0.60 per unit. Each unit consists of one Common Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of US$0.80 per share until September 28, 2014. All the securities issued in connection with this private placement were subject to a four-month and a day hold period which expired on January 29, 2013. The Company paid 8% percent finder's fees ($91,414) where applicable in accordance with TSXV policies and guidelines in connection with the private placement.

In October 2012, the Company reported that it received regulatory approval from the AAR for its new heavy-duty, high performance EPRV known as the JS75XH/27 that was successfully tested by independent sources in August 2012. The JS75XH/27 is fully qualified to be commercially utilized in numerous heavy duty HAZMAT applications that include the transport of crude oil and ethanol. The Company also received its Class D (which includes Class F) certification under M-1002 for its EPRV and manway production facilities in Bonham, Texas from the AAR. The Company’s AAR Class D certification allows the facility to design, manufacture and service valves on rail tank cars as well as perform welding operations on tank car structures. The first shipments of the JS75XH/27 to OEM customers commenced during October 2012. The Company also reported that it has applied for AAR M-1003 –Specification for Quality Assurance (“M-1003”) certification and has tailored all of its quality assurance programs and processes to that standard. M-1003 is a quality assurance standard specifically related to the railroad industry and is the railroad equivalent to ISO 9000 standards. A supplier must have M-1003 certification to be approved to produce valves and certain other service equipment for tank cars, and a failure to maintain this certification will prevent a manufacturer from shipping products because the certification is a prerequisite for customers to install units on a tank car. If units are installed on a tank car from a non-approved supplier, the units must be removed the next time the tank car is emptied or face substantial fines. The M-1003 certification is enforced by audits from the United States Federal Railroad Administration (the “FRA”) and AAR. The Company received its M-1003 approval certificate in January 2013. The principal differences between M-1002 and M-1003, both of which are facility certifications, is that M-1002 is required for the building and maintenance of tank car parts whereas M-1003 is a quality assurance standard. As of April 2013, pursuant to AAR Circular Letter CPC-1260, the AAR required all facilities that do tank car work to have an approved M-1003 certificate or to have applied for an M-1003 certificate before the AAR Circular Letter CPC-1260 effective date. Prior to the effective date of AAR Circular Letter CPC-1260, M-1003 certification was not required in order for the Company to sell its products. The Company received its M-1003 certification prior to the effective date of AAR Circular Letter CPC-1260. In addition, the Company has obtained the requisite AAR approval numbers for its EPRVs. The AAR does not provide approval numbers for manways or eduction tubes.

In November 2012, the Company acquired all proprietary and manufacturing rights from the James Wilson Company of Houston, Texas for their ETS product line for US$65,000. ETS are used in the loading and unloading of highly corrosive chemicals from rail tank cars and road tank trailers. Hydrochloric acid is the largest application for the ETS and a key chemical in hydraulic fracturing and oil sands processing. Growth of production output in the petroleum, natural gas and oil sands industries has fueled increases in demand for new chemical rail tank cars in 2013 and 2014 – a market of interest for Kelso. The Company’s ETS is marketed as the “Kelso Tiger Tube™” and sold to the Company’s OEM, retrofit and repair customers in conjunction with its EPRV that has been specifically designed for the rigors of acid handling and transport. Kelso Innovative manages the design elements of the ETS. Also in November 2012, the Company expanded its production facility in Bonham, Texas bringing the total to 47,600 square feet (41,600 square feet of leased premises and 6,000 square feet of owned premises). The Bonham leased facility is dedicated to the assembly, testing and certification of up to 400 EPRV per week on a single shift basis. Production capacity can be scaled upward when required. The key significance of Bonham, Texas is that it is within a 250 mile radius of the Company’s largest customers.

In December 2012, the Company reported that it increased production capacity at the leased premises to 450 EPRV per week including its JS75XH (carbon steel) and JS75XHS (stainless steel) EPRVs that meet the new industry benchmark for tank cars in the ethanol and crude oil sectors. These valves flow at 30,060 scfm which is in excess of the 27,000 scfm minimum flow rate desired by AAR and federal regulators.

2013

In March 2013, the Company announced that it entered into a joint sales and marketing agreement with Bulk Tank Inc. (“BTI”), a trucking industry supplier, whereby BTI and the Company would market each other’s products to their respective customer bases. BTI is the number one supplier by sales volume and quality for pressure differential trailers in the trucking industry. Pursuant to this agreement, the Company agreed to market BTI’s products in the rail industry in the United States, Canada and Mexico and BTI agreed to pay the Company a fee equivalent to any mark-up charged to its end customers on sales brought to BTI by the Company upon payment by such end customers, and the parties agreed that all orders for BTI product would be placed directly with BTI and that the Company would not take possession of the goods at any time. The mark-up payable to the Company is typically 30% of the selling price which is determined by BTI. Amounts are payable each quarter that the product has shipped. The term of the agreement is for one year ending March 12, 2014, which term may be automatically renewed for additional one year terms, subject to earlier termination. The agreement may be terminated by providing at least 30 days’ notice prior to the end of the initial or any subsequent term. As of the date of this filing, the Company has been paid $11,384 for sales of BTI’s products. The Company does not believe that this agreement is material. Also in March 2013, the Company reported that it received AAR approval (AAR Approval Number 079002) for a new 75 PSI pressure relief valve that has the highest flow rating for this pressure rating and mounting size. The new JS75XL fits a 3” tank car nozzle with a 6 ½” nominal mounting bolt circle and has a flow rating of 4,099 scfm. It can also be mounted inside the protective housing on new tank cars.

In May 2013, the Company reported that it successfully completed independent testing of its KKM. This evaluation was the last stage of qualification of the KKM for railroad use and confirmed that the KKM is a leading technology product when compared to similar “legacy” technology products currently in use in the industry. The Company is ready for commercial production of its KKMs, and upon receiving orders will move the KKM into commercial production at its production facility in Bonham, Texas.

In June 2013, the Company reported that it has filed a patent application for a new BOV design for use on new rail tank cars and retrofits of existing rail tank cars. The patent application was filed on June 3, 2013 under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. The final patent is expected to take two or more years to be granted, and if granted, to have a lifespan of 17 years from the date of grant. Also in June 2013, the Company received its M-1003 certification.

In September 2013, the Company reported that its new JS330 EPRV for pressure tank cars had been successfully pressure and flow tested and confirmed by an independent AAR approved engineering test facility in Colorado. Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has applied to the Association of American Railroads for an application number and service trial approval. It is anticipated that the service trial will commence in mid 2014 and be completed in two years.

In October 2013, the Company reported that the Tank Car Committee (“TCC”) of the AAR has cleared the KKM for unrestricted commercial use. The Company agreed to continue to report on those KKM units in the original FST for a one year period using the FST format, and to keep the TCC appraised of all commercial KKM installations in terms of number of units and in what service they are being used.

In November 2013, the Company reported that it had reviewed the performance characteristics of its KKM with loading terminal operators and management at the Bakken Oil Fields in North Dakota. The review confirmed that there are several compelling economic advantages and arguments for the commercial adoption of the KKM. See “Key Products” for additional information on the economic advantages and arguments for the commercial adoption of the KKM. Also in November 2013, the Company reported that it intends to commence construction of its new production facility in Bonham, Texas in December 2013. Construction on this new facility began in February 2014. The new facility will be approximately 44,000 square feet and is expected to be completed in June of -2014. The facility is expected to cost approximately US$2,400,000 which the Company plans to fund through its internal capital resources. The Company also reported that effective December 13, 2103, its headquarters in the United States was moved to 2777 Finley Road, Suite 15, Downers Grove, IL 60515.

In December 2013, the Company reported that the SEC completed its review of the Company’s Registration Statement on Form 20-F and that the Company became registered as a reporting issuer under the United States Securities and Exchange Act of 1934.

2014

In February 2014, the Company reported that it has filed a patent application for a new externally mounted dual rating pressure relief valve (“DPRV”) design for use on new rail tank cars and retrofits of existing rail tank cars that are in Packaging Groups 1 & 2 (US Bureau of Explosives designations) which include all tank cars carrying crude oil and ethanol as well as other flammable chemicals. In general terms, in an accident involving fire, the DPRV is intended to lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. The Company believes, based on management’s knowledge of current industry standards and other products on the market, that the DPRV is a significant change compared to currently available technology, and that the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry. The patent has been filed under a “non-Publication Request” which keeps the patent filing private until the patent is issued. This has been done for competitive reasons. The Company expects the DPRV to enter the AAR approval process shortly after the prototypes are completed, which management expects to be done in May 2014. The final patent is expected to take two years or more to be granted and to carry a 17 year life starting from the date the patent is granted.

In March 2014, the Company reported that it has formed a strategic business and engineering alliance with SafeRack Loading Rack Technologies (“SafeRack”) with the goal of incorporating the Company’s KKM technology as part of a new generation of high-capacity crude oil loading terminal systems designed and provided by SafeRack. The Company believes that SafeRack is the leading expert in crude oil and liquid natural gas loading terminal engineering, procurement and construction services for the railroad and trucking industries based on the knowledge of management of the Company of such industries. Under this arrangement, the Company and SafeRack have developed and tested a fully functional loading arm adaptor that fits both the KKM and hinged 6 and 8 eye-bolt manway currently in service on tank cars in North America. The Company and SafeRack are also educating HAZMAT shippers on the economic advantages and operational benefits for the commercial adoption of the KKM. The Company does not believe that its arrangement with SafeRack is material.

In April 2014, the Company reported that it declared an annual cash dividend of US$0.01 per share on outstanding common shares of the Company as of the record date of April 15, 2014. The dividend is expected to be paid on April 30, 2014.

Capital Expenditures

The Company is currently completing the construction of a new 44,000 square foot assembly plant in Bonham, Texas. The new building will cost approximately US$2,400,000 and will be completed in June of 2014. This building will be financed through internal growth. The Company has no other capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last financial year or current financial year.

B.     Business Overview

The Company is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

The Company currently offers approximately 37 products. The key products that the Company offers include a series of 32 types of EPRVs for pressure management; 4 types of KKM manway securement systems; and ETS products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has obtained patents for its EPRV (Patent No. 5,855,225) and KKM (Patent No. US 7,104,722 B2), but the patent for the Company’s ETS technology has expired. The Company has filed patent applications under non-Publication Requests for a new BOV design and for the DPRV. The DPRV is being developed at the request of the Rail Supply Institute (RSI) and AAR. It is designed to meet the latest tank car pressure relief valve mathematical model that is the standard for sizing pressure relief valves on rail tank cars. Recent modifications to this model indicate that the latest pressure relief valves no longer meet the tank car specification for emptying a full tank car in 100 minutes when exposed to a fire. The DPRV will meet this requirement under the new criteria for performance. It will ultimately replace our JS75XH which is the standard in the industry for crude oil and ethanol. The DPRV is designed to fit both new car and meet retrofit requirements should they be placed in effect by regulators in the coming 12 months. See “Information Concerning our Company – History and Development of our Company – Three Year History”. See “Risk Factors – Risks Relating to the Business” for additional information on patents for the Company’s product. See “Key Products” below for a description of the Company’s key products. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, receives feedback from key customers on new products to add to the Company’s catalogue and considers, and where appropriate incorporates, this customer feedback into product development decisions. The Company does not have any agreements with its customers in this regard.

The Company recruited and appointed a new executive management team in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan, the new management team has since consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; repaired Kelso’s business reputation; gained the confidence of the railroad and investment community; accessed new equity development capital; established a modern state-of-the-art production infrastructure; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and steadily grown sales and distribution of products to key North American rail tank car manufacturers and many retrofit/repair businesses.

The Company continues to build a quality brand in the railroad industry based on its reputation to create, develop, engineer and reliably supply “best technology” product solutions that address the demanding technology criteria of our railroad customers. In less than three years, the Company has successfully gained the railroad industry’s confidence, approval and their willingness to adopt its products.

The Common Shares are publicly traded on the TSXV under the trading symbol “KLS”, and on the OTCQX International under the trading symbol “KEOSF”.

The Company operates in combination with its wholly-owned subsidiaries, Kelso USA and Kelso Innovative. Kelso USA is the operational arm of the Company, while Kelso Innovative focuses on engineering industrial designs and distribution plans for the Company’s KKM system for applications in the roadway trucking and trailer market.

Markets

The Company’s principal markets are the United States and Canada. The Company distributes its products directly to its customers from the Company’s production facilities in Bonham, Texas.

The Company’s key products are the ETS, the KKM and the EPRV. Each of these key products is at the commercial production stage. The Company, through Kelso Innovative, continues to work on the development of new products and on finding new and economic applications for its existing products, including, for example, applications for the Company’s products in the trucking industry.

The Company’s total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited)	Key Product			Geographic Jurisdiction
		ETS (unaudited)	KKM (unaudited)	EPRV (unaudited)	United States (unaudited)	Canada (unaudited)
August 31, 2012	$2,233,807	Nil (0%)	Nil (0%)	$2,233,807 (100%)	$2,233,807 (100%)	Nil (0%)
December 31, 2012(1)	$2,830,778	Nil (0%)	Nil (0%)	$2,830,778 (100%)	$2,830,778 (100%)	Nil (0%)
December 31, 2013	$13,131,387	$64,975 (0.5%)	Nil	$13,066,412 (99.5%)	$13,131,387 (100%)	Nil (0%)

Notes:

(1)	On December 31, 2012, the Company changed its financial year end from August 31st to December 31st. The financial information in this row is for the four months ended December 31, 2012.

Business Model

The business model of the Company is focused on the industrial design and engineering development of qualified commercial products based on the Company’s patents, proprietary rights and specific adoption criteria established by its clientele. The resulting products are marketed, produced and distributed to the Company’s OEM, repair and retrofit customers in the railroad industry.

The Company’s primary goal is to build large profitable revenue streams from its products. Management plans to reinvest profits into the expansion of the Company’s business to grow earnings to levels that maintain financial health without further external funding; improve returns on investment; allow for the payment of dividends; and allow the corporate value to increase on behalf of the Company’s shareholders. However, there is no guarantee that the Company will be successful in achieving these goals.

The relevance of the Company’s products is opportune as the Company believes the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. This has led to increased demand for rail tank cars in crude oil service, as documented by numerous sources such as the AAR, Progressive Railroading and Railway Age magazines and the Railway Supply Institute. The Company believes that the railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. The Company also believes that social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred new regulations in both Canada and the United States. The Company believes that this may prompt the transportation industry to adopt new technologies at a much quicker pace which would provide the Company with a solid foundation on which to grow a sustainable, profitable business. Pictures of manways from the 1930’s show the existing manway design has not changed. The current helical spring PRV’s date back to the 1940’s when original patents were issued.

New additions to the M-1002 and Federal Regulations (CFR 49) in the US have been mostly driven by need to improve safety, protect the environment form accidental spills. The recent tragic accidents at Lac Mégantic, Quebec and in Alabama have further driven regulations to improve safety all around as evidenced by the emergency regulations issued by Transport Canada and the FRA. The Company believes that these tragic accidents have put increased pressure on the railroad industry to redesign and possibly retrofit the DOT111 tank cars. The AAR Tank Car Committee has approximately 42 active task groups to address safety, environmental/social concerns of which Kelso is active on six.

The Company believes the key components of the Company’s business model include:

  experienced executive management, including directors and officers with several years of business experience as described under “Directors and Senior Management”;
  focused strategic plans that are achievable, flexible and sustainable;
  access to development capital through reputable public company governance;
  corporate branding as a reliable supplier of high-quality railroad equipment;
  exceptional customer service;
  industrial engineering capability for product solutions based on customers’ specific criteria;
  growth of a “next generation” equipment catalogue through in-house product development that moves away from historical products to significantly different technology;
  acquisition of new or established products that can grow new markets under our management;
  marketing initiatives that promote awareness of our products being “best available technology” as evidenced by increasing revenue from sales of the Company’s products and adoption rates for the Company’s products in the marketplace;
  reliable order base from customers to fuel predictable profitable business growth; and
  production infrastructure and capacity that can supply demand.

Although still a small enterprise, the Company believes that it is at the forefront of technology development for the railroad industry because it has developed products using new technology which are designed to address current industry and customer demand and which replace products that are based on technology which was developed in some cases over 80 years ago. The Company’s business model is focused on becoming a leader in the design and supply of new technologies aimed at worker safety and the safe handling and containment of hazardous materials in transportation systems.

Key Products

The Company currently offers approximately 37 products. The key products that the Company offers, as summarized below, include a series of 32 types of EPRVs for pressure management; 4 models of the KKM manway securement system; and ETS products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for its EPRV and KKM. See “Risk Factors – Risks Relating to the Business”. In addition to current product offerings, Kelso Innovative has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (EPRV)

Over the past decade Kelso has been involved in the development, regulatory approval, marketing and manufacture of EPRVs that are designed for railroad tank cars that carry hazardous and nonhazardous commodities. The Company currently has approximately 32 versions of EPRVs in its product line, including a number of high-performance EPRVs. As required, the Company’s series of EPRVs have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRVs are “best available technology” products and proprietary to the Company. The Company believes they have a number of significant competitive advantages that include:

  high “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals;
  the only high flow valve in market that is totally external, which limits exposure to chemicals or other corrosive substances transported in the tank car (the Company believes that its EPRV is the only high flow valve in the market that is totally external based on the Company’s knowledge of the products offered by other high flow valve manufacturers in what is a small market compared to other valve markets, and based on the Company’s knowledge that there is only one other valve on the market that meets the high- flow requirement (a minimum flow of 27,000 scfm@75psi) which valve is an internal valve sold by Midland Manufacturing; there may be other manufacturers of external high flow valves that the Company is not aware of);
  technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube;
  the introduction of multiple springs, thus preventing the disruptions that occur with existing single-spring designs that become completely inoperable when the single spring fails;
  increased valve reliability due to little or no contact with HAZMAT;
  uses flat gasket seal which is more tolerant to contamination;
  low profile provides for better roll-over safety; and
  external design allows complete inspection during loading.

See “Information on our company – Business Overview – Competitive Conditions” below.

“Kelso Klincher®” Manway (KKM)

The Company holds the patent rights for a new manway technology trademarked as the “Kelso Klincher®”. The Company believes the KKM is a technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. The Company believes they include:

  one bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets (the strap system design applies uniform force on the gaskets when they are drawn together to secure the lid, whereas the eye-bolts point load the gasket at each eye-bolt location which can crush the gasket during securement which is proven by use of pressure-sensitive tape to illustrate the gasket stress under an eye- bolt compared to gasket stress with our strap system; the absence of eye-bolts on the Company’s KKM is obvious simply by looking at pictures of the old and new manways; since the Company’s KKM does not have eye-bolts the Company has eliminated them as a problem; the Company has gasket test data from a manway gasket supplier that shows point loading a gasket yields gasket stress that can crush a gasket under an eye-bolt; the manway gasket supplier’s testing shows that the Company’s system applies uniform gasket stress that cannot crush a gasket due to uniform loading of the gasket);
  eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts (when eye-bolts are over-torqued, the result can be a bent eye-bolt slot ear on the lid which renders the lid inoperative at that eye-bolt location, which can also pull on the eye-bolt attachment bracket on the nozzle and build up stress which will pull the nozzle out of round and make it difficult to seal the lid onto the nozzle; the Company’s KKM does not have ears to bend as there are no eye-bolts; nozzle distortion is usually caused by the tank car sagging over time, causing the nozzle to go egg-shaped due to the forces on it; the nozzle is uniformly round and is easily distorted, so the Company’s KKM has a large stiffening ring on the top of the nozzle that reinforces the nozzle and adds significant strength which can resist the impact of forces generated when the tank car sags);
  eliminates relaxation of gaskets under eye-bolt location (the strap system uniformly loads the gasket; current AAR recommended practice for securing an eye-bolted manway (AAR Pamphlet 34) includes applying torque to each eye-bolt in 25% increments to allow the gasket to react to the point loading referenced above; gaskets, however, actually move under each eye-bolt location as they are flexible and can stretch or deform slightly as torque is applied to the eye-bolt, and they need time to “relax” so they can allow the spread of the gasket forces before they next torque application is made);
  reduces eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique, which can result in a $5,000 fine imposed by FRA for every loose eye bolt (loose eye-bolts have many causes including: failure by employees to tighten, improper torque procedure, damaged eye-bolt (all eye-bolts use SAE thread), vibration, etc.), much of which is due to employees not following procedures; we believe that our single-bolt design reduces the employee inputs from 24-32 (per AAR Pamphlet 32) down to one which is hard to bypass, and we believe that our design substantially reduces the risk of errors due to employee error; our single bolt uses an ACME thread which is very resistant to loosening by vibration as it is based on bolted designs used in ships which have terrible vibration problems rather than an SAE thread which is used for eye-bolts);
  standard AAR-approved gasket retention method with currently used hard and soft gaskets;
  ACME Thread on T-Bolt virtually eliminates loosening due to vibration (this type of thread is typically used on ships where vibrations are constant; this is a well-known design feature of ACME threads and the Company’s field experience has verified this feature; the Company has not had any incidents where the ACME threaded component has loosened, whereas the eye-bolts on existing manways loosen routinely);
  rigid collar at top of nozzle reduces risk of nozzle or lid distortion;
  much faster opening and closing operation with one bolt management system, considering the industry recommended practice generally takes approximately 25 to 35 minutes as documented in AAR Pamphlet 34 whereas the KKM procedure takes approximately 5 minutes;
  increases daily terminal loading capacity up to 32%, thus increasing revenues of terminal operations that are paid by the volume of oil loaded and shipped (confirmed by loading terminal operators and management at the Bakken Oil Fields);
  uniform load on the gasket prolongs service life as evidenced by field service experience;
  reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid;
  ease of operation with lightweight hinged lid;
  no eyebolts to kick at tank car inspection (it is standard practice for an FRA field inspector to inspect for loose eye-bolts on a manway by climbing on top of a tank car, standing in the center of the manway and actually kicking each eye-bolt to see if it is loose; since the Company’s KKM does not have eye-bolts there is nothing for the field inspector to kick; the Company’s tee-bolt is protected by a handle and cannot be kicked as it is not accessible to the foot of the inspector); and

  the KKM comes in 4 models which include various levels of stainless steel construction for corrosion prevention to meet specific customer needs.

Kelso Tiger Tube™ - Eduction Technology (ETS)

The Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

Production and Services

The Company operates two production facilities totaling approximately 47,600 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR.

Location to supply chains and customers is a critical factor in the Company’s production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. The Company controls assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal investment.

The Company’s policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. The Company believes that cast and fabricated components of the Company’s products are being sourced from expert certified suppliers because AAR regulations require the Company to certify that each major supplier meets the Company’s QA requirements which are driven by M-1002 and M-1003. This is a matter of record as the Company must have an AAR B1 form on file showing the supplier is approved by the Company. The Company requires that the suppliers have current equipment and that the suppliers’ employees have proper training certifications, including certifications for welding. Having a current AAR Form B1 for each major supplier is an audit item for the Company’s M-1003 certification. Suppliers of major metal components must provide mill certificates per AAR M-1003 for the materials proving they are sourced from US or Canadian suppliers or other locations approved by the Company. The Company believes that by using certified suppliers, the Company minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise, which in turn reduces the Company’s financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company believes it has engaged individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company’s internal audit requirements require that individuals performing critical operations for component parts must have demonstrated a minimum of five years’ experience with similar production procedures.

Marketing

The Company’s marketing professionals work directly with users of its products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for the Company’s products. The largest and most demanding is the rail tank car manufacturers, or OEMs, that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by the Company, but management has been making decisions about the operating matters of the Company based on the OEM market as OEMs constitute the largest portion of the Company’s customer base. Management has established key strategic relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada, both of which have requested that the Company participate in and present at FRA and Transport Canada training seminars throughout North America. The Company is a member of the AAR, Chlorine Institute, Canadian Rail Supply, the Canadian Association of Railway Suppliers and Railway Supply Institute (RSI) and management has established key strategic relationships with other influential members of the railroad community including the FRA and Pipeline and Hazardous Materials Safety Administration (PHMSA). These key strategic relationships have resulted in the Company coordinating its actions with FRA and PHMSA representatives, and working especially with the FRA to ensure its products meet regulations and provide better technology. The Company believes that it is well connected to the Safety and HAZMAT sections of the Class I railroads, such as BNSF Railway, Union Pacific Railroad, Canadian National Railway and Canadian Pacific Railway, by virtue of the Company meeting with the Safety and HAZMAT security representatives for the Class I railroads. The Company has provided valves and manways to install on most of their training cars, and the Company joins them on customer and first-responder training sessions at their request.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

The Company believes that its marketing initiatives deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months. The Company has set its future sales targets based on railroad industry input as follows: 2014 - $24,000,000; 2015 - $36,000,000. However, there is no guarantee that the Company will be able to reach its future sales targets.

Research and Development

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. Kelso Innovative works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. The Company expects the products to be approved by the AAR in time for sales in 2016. Testing and development costs are not material. However, there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company’s pressure relief valve for high-pressure tank cars designed to carry liquefied compressed gas is currently in testing and applications have been made to AAR for service trials. The Company’s BOV and vacuum relief valve are currently in the prototype stage with an AAR application that is expected to begin service trials later in 2014. The DPRV is being developed at the request of the RSI and AAR. It is designed to meet the latest tank car pressure relief valve mathematical model that is the standard for sizing pressure relief valves on rail tank cars. See “Business Overview”.

Specialized Skill and Knowledge

The Company relies on the specialized skills of management, employees and consultants in the areas of product development and assembly, business development and public company management. In particular, the Company believes that it has engaged individuals with extensive production expertise and railroad industry experience with the overall goal of attaining economic, effective and efficient assembly operations. The Company believes it has engaged individuals with extensive production expertise because its internal hiring standards require that individuals performing critical operations for component parts must have demonstrated a minimum of five years’ experience with similar production operations. The Company has also engaged a management team with extensive experience managing public companies. See “Directors, Senior Management and Employees”. The loss of any of these individuals could have an adverse effect on the Company. See “Risk Factors”.

Competitive Conditions

The Company is an innovator in the design and supply of railroad service equipment and uses patented technology to develop proprietary commercial products. As at the date of this filing, the Company’s main competitors are Midland Manufacturing of Chicago, Illinois, and Union Tank Car Company of Chicago, Illinois. Several new competitors including Fort Vale and Girard Equipment have appeared as a result of the prospect of a large retrofit market in crude oil and ethanol tank cars. These companies are new to the market and face the prospect of lengthy service trials before their offerings are approved. The Company considers the products developed by these competitors to be legacy technology when compared to the Company’s products. For example, the Company believes its EPRV product line has advantages over the internal pressure valve products offered by competitors as described under “Key Products,” and ESI Inc., an independent firm based in Aurora, Illinois, which reviewed the Company’s KKM against competitive products determined that the Company’s KKM was the best available manway in its report dated May 6, 2013 titled “Hazard Analysis Kelso Technologies Klincher® Manway”. Competitive products may be forthcoming in the future but could be conditional based on their designs and may have to undergo lengthy service trials and applications to gain regulatory approvals from the AAR. This process could take two to three years to achieve, giving the Company a significant advantage. The Company holds patent rights to certain of its products and technologies. The Company takes its patent rights seriously and intends to vigorously defend any infringements on the Company’s patents.

The ability of the Company to compete for and acquire production contracts for its products in the future will depend on a number of factors, including the Company’s ability to continue to offer best available technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Raw Materials/Components

The Company has three to five suppliers in the United States for each component part of its products, and sources parts directly from these suppliers based on the suppliers’ ability to satisfy the purchase order within the specified timeframe. The Company assembles the components at its production facilities in Bonham, Texas to develop its finished products which are then shipped directly to the Company’s customers. The parts used to assemble the Company’s products are generally available from a variety of suppliers at prices which are within the Company’s budget for such parts. Most materials used to assemble the Company’s products are commodity raw materials such as steel and rubber. These materials are subject to price fluctuations which the Company believes have historically been modest based on commodity prices for these materials. As Company does not have any long term contracts with its suppliers, it is able to mitigate the effects of such price fluctuations by adjusting product pricing based on the price of commodity raw materials at the time a purchase order is placed. See “Risk Factors” for a discussion of the risk factors associated with price fluctuation for raw materials.

Intangible Properties

The Company’s intangible property, particularly its intellectual property rights, plays an important role in securing the Company’s competitive advantage. The Company holds the patents for its EPRV technology (Patent No. 5,855,225 which expires January 29, 2016) and for its KKM (Patent No. US 7,104,722 B2 which expires in 2023), and has a trademark for its Kelso Klincher® Manway (Registration Number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube products. The Company does not have a patent for its ETS technology. The Company applied for a patent on June 3, 2013 under a “Non-Publication Request” for its new BOV and on January 6, 2014 under a “non-Publication Request” for its new DPRV. The granting of the final patents for the BOV and DPRV are expected to take two or more years, and if granted, are expected to have a lifespan of 17 years from the date of grant. See “Information on our Company – History and Development of our Company – Three Year History – 2013” for additional information on “Non-Publication Request”.

These patents and trademarks are critical to the Company’s success as they provide a significant advantage to the Company over its competitors. See “Risk Factors” for a discussion of risk factors relating to the Company’s intellectual property and competition.

Seasonality/Cycles

The cyclical nature of the Company’s business reflects the cyclical nature of business in the railroad industry. Generally, the first quarter is the quietest for the Company and others in the railroad industry, while the third and fourth quarters are the busiest. The quiet first quarter is attributable, in large part, to this being the time of the year when companies in the railroad sector are planning their development and purchase needs for the year, while the delivery of products tends to happen in the third and fourth quarter.

Economic Dependence

The Company’s business is substantially dependent on Patent No. 5,855,225 for the Company’s EPRV technology which expires in January 29, 2016 and Patent No. US 7,104,722 B2 for its KKM technology which expires in 2023. See “Material Contracts”.

Although the Company is optimistic about its future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of its revenue. The Company does not have any formal agreements for long term, large-scale purchase orders from its existing customers; however, the Company believes that it maintains good relationships with its customers to maintain its status as a preferred supplier of EPRV, KKM and ETS products. The Company is a preferred supplier for Trinity and ARI as evidenced by the Company’s EPRV becoming recommended standard equipment on a series of their railroad tank cars used primarily for ethanol and crude oil transport. Trinity is the number one tank car manufacturer in North America, while ARI is the number three tank car manufacturer in North America. This designation is significant because the Company is listed as standard and not optional equipment for tank cars of Trinity and ARI destined for crude oil and ethanol service by these customers.

The Company currently services three out of the top four OEM producers of rail tank cars. Purchase orders from these and other customers continue to be submitted to the Company for its products. The Company’s purchase orders are subject to the general terms and conditions imposed by the Company. The general terms and conditions provide that all payments from customers are due and payable 30 days from the date of invoice, provided however, that the Company has the right to require payment before shipment or payment via letter of credit in the event that the Company determines the buyer is delinquent in payment or will exceed its credit limit. Orders in process are subject to cancellation charges as determined by the Company. The extent of work performed at the time of cancellation will govern the amount of the charge.

Employees

As at December 31, 2013, the Company had approximately 35 employees (December 31, 2012 – approximately 30 employees), including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and North Delta, British Columbia.

Reorganizations

In April 2010, the Company completed a reorganization of its management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of its Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of HAZMAT and rail safety. The primary regulatory body in the United States for the railroad transportation industry is U.S. Department of Transportation and its Federal Railroad Administration, and in Canada is Transport Canada. The Company endeavours to develop all of its products and operate its business in compliance with all applicable government regulations and testing requirements. The Company certifies its products on an ongoing basis in accordance with AAR guidelines and government regulations. As the Company assembles its products rather than manufactures them, the Company is not subject to any environmental regulations other than the standard water and sewage regulations.

C.     Organizational Structure

We have two wholly-owned subsidiaries, Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. See “Information on our Company – History and Development of Our Company.

D.     Property, Plants and Equipment

The Company operates two production facilities totaling approximately 47,600 square feet in Bonham, Texas (leased premises of approximately 41,600 square feet and owned premises of approximately 6,000 square feet). The Company also operates an administration office in Lisle, Illinois. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR. See “Business Overview” for additional information regarding our facilities, including a discussion of the productive capacity and extent of utilization of our facilities and products produced. To the best of our knowledge, there are no environmental issues that may affect our utilization of our assets.

As at December 31, 2013, the total carrying value for our property, plant and equipment was $329,249 (December 31, 2012: $329,975), the breakdown of which is as follows: land - $12,558 (December 31, 2012: $12,558), building -$194,642 (December, 2012: $153,201), leasehold improvements - $27,655 (December 31, 2012: $23,085), production equipment - $79,068 (December 31, 2012: $119,961), and vehicles - $15,326 (December 31, 2012 ($21,170).

At the time of this filing, the Company is constructing a building of approximately 44,000 square feet besides the building it currently owns. The purpose of this structure will be for the assembly of KKM units. In addition, this new building will replace rented space which we currently use and is five miles closer to our existing facility. The building is budgeted at $2,400,000 for construction and approximately $200,000 to outfit the interior for production. Construction commenced in December 2013. Expenditures of approximately $665,391 have been made as of March 31, 2013 on this proposed building. The Company plans to finance the new building through operations . The Company expects that production capacity will be about the same at the new facility as at the currently leased facility, although flexibility for usage of the space is expected to increase.

Item 4A.              Unresolved Staff Comments

Not applicable

Item 5.                Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2013 (“Fiscal 2013”), the four months ended December 31, 2012 (the “Transition Period”) and the fiscal years ended August 31, 2012 (“Fiscal 2012”) and August 31, 2011 (“Fiscal 2011”), and of our results of operations for the four months ended December 31, 2011 (the “Comparative Period”) should be read in conjunction with our financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. Our financial statements for Fiscal 2013, the Transition Period, the Comparative Period, Fiscal 2012 and Fiscal 2011 (collectively, the “Reported Periods”) were prepared in accordance IFRS.

In April 2010 a new management team was brought in to help rejuvenate the Company which at that time was in poor financial health and had few business opportunities. Revenues for the fiscal year ended August 31, 2010 were CDN$190,844. Since then revenues have grown steadily, Fiscal 2011-$1,326,024; Fiscal 2012-$2,233,807; Transition Period-$2,830,778 and Fiscal 2013-$13,131,387. At the same time the gross profit margin has also increased 24% for Fiscal 2011; 25% for Fiscal 2012; 31.5% for the Transition Period and 40.4% for Fiscal 2013. Revenues have grown steadily due to the increasing demand from crude oil suppliers for new tanker cars with which to move their product. This demand has caused OEM manufacturers to increase their production of tanker cars. Management expects this increased demand to continue for several years as the debate over pipelines carries on. Our gross profit has increased due to economies of scale and also due to a product mix that sees the industry ordering stainless steel EPRV’s in an attempt to reduce the corrosive effect of the sulphur content of the crude oil that is being transported. The margins on stainless steel EPRV’s are better than the margins on the conventional carbon steel model. Our administrative costs were $97,731 per month for Fiscal 2011 and have since risen to $240,025 (excluding share-based payments) per month for Fiscal 2013. These costs have risen due to an increase in the number of employees the Company has (Fiscal 2011-16 people, Fiscal 2013-35 people) and the general costs associated with an expanding business. Management believes that these costs will continue to grow with the expanding staff that will be required for expected expanded future demand. There have been no unusual or infrequent events that have affected the Company directly with the exception of the increased demand for more tank cars as a result of the crude oil industry and the accidents at Lac Megantique in Quebec, Canada and in Alabama. These accidents have brought the whole railroad industry under scrutiny and leads management to believe that all invested parties will be taking future steps to increase their safety and environmental images which management believes will result in more business for the Company.

See “Item 17 – Financial Statements” and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A.     Operating Results

The financial results for the Reported Periods are indicative of an industrial railroad equipment supply company transitioning from a product development organization to a profitable business enterprise that distributes commercial products from a high production infrastructure that can reliably supply to a heavily regulated railroad industry. The growth in revenues, corresponding expenses and resulting earnings reflect the Company’s successful progress in the execution of its business plan. The steady growth of sales and distribution of our products to the larger OEM segment of the rail tank car industry began in April 2012. Financial results reflect the costs and investments associated with ongoing product development and the expansion of our production capacity (including equipment, lease costs, training and qualifying human resources) in advance of higher profitable sales levels. The strategic plan for commercialization has also required the Company to make considerable ongoing investments in production infrastructure; industrial engineering and testing; railroad regulatory filings; liability insurance; and new market initiatives. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

The Company has recently expanded quite rapidly due to the added demand generated from the crude oil sector. Revenues have grown steadily from $1,326,024 in Fiscal 2011 to $2,830,778 in our four month Transition Period to $13,131,387 in Fiscal 2013. Our product pricing has stayed fairly consistent but our volume of units sold has increased from period to period. The greatest increase in units sold has been realized in Fiscal 2013 as the OEM manufacturers have been receiving orders from crude oil producers for more hazardous tanker cars to move their product. The Company believes that this demand is growing and there is a change in orders to produce EPRV’s in stainless steel rather than carbon steel based on purchase orders the Company has received. The Company has started to see more orders for stainless steel EPRV’s in Fiscal 2013. This is evidenced by the gross profit increase to 40.4% for Fiscal 2013. The margin on stainless steel valves is better than the margin on the conventional carbon valve. As revenue has grown over the Reported Periods so have our gross profit margins. In Fiscal 2011 our margin was 24%; Fiscal 2012-25%; Transition Period-31.5% and for Fiscal 2013-40.4% . Our margins have grown due to economies of scale and also due to the recent change in the mix of EPRV’s that we are selling to a higher priced EPRV for the crude oil business. Our administrative costs have increased recently due to the added demand for our products. For Fiscal 2011 , Fiscal 2012 and the Transition Period our monthly overhead costs were approximately $98,000 , $147,000 and $59,500 respectively. With the increased demand for our products our monthly overhead has increased to approximately $240,000 (excluding share-based payments) ) for Fiscal 2013. As previously stated this is due in large part to added staffing requirements as well as the added administrative costs for our expanding business. Our net income or loss is a result of the previous factors as we have no extraordinary gains or losses for any of the periods being discussed. The Company first showed a small profit for the Transition Period ($10,988) and showed significantly increased profits for Fiscal 2013 ($2,456,636). Prior to these reporting periods the Company had been incurring losses.

Although business and profitability has improved significantly during the Reported Periods, management cautions that the infrastructure of the railroad industry poses many challenges to the development and adoption of our products. Economic and regulatory uncertainty could have a material effect on our current or future business including financial condition and results of operations. The Company is still in the early stages of implementing its commercial business plan hence there are financial risks inherent in the Company’s business plans. This includes a lack of assurance that a profitable market for the Company’s industrial products will continue to develop. Other risk factors may include the adverse effects of raw material costs; competition; and environmental and regulatory issues if government regulations change in the future. See “Risk Factors”.

Year Ended December 31, 2013 Compared to Four Months Ended December 31, 2012

For Fiscal 2013, the Company reported net income of $2,456,636 ($0.06 per share) against revenue of $13,131,387 compared to a net income of $10,988 (Nil per share) against revenue of $2,830,778 for the four months ended December 31, 2012 . The Company’s gross profit percentage has increased to 40.4% as a result of greater sales of stainless steel EPRV’s in the latter part of Fiscal 2013. Financial results are in line with business development budgets established by management.

Positive cash flow from operations for Fiscal 2013 was $2,456,636 before deduction of non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $71,731 and share based payments (Black-Scholes) of $743,756 which were offset in part by deferred income tax recovery of $832,171.

Factors in the reported income for Fiscal 2013 include expenses of $157,397 (Transition Period - $49,868) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $253,308 (Transition Period - $36,802). The Company started the current fiscal year with only one engineer in this division but added another engineer in June of 2013. This has added to our design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. As our business is expanding so have our administrative salaries and benefits. For Fiscal 2013 salaries and benefits rose to $245,409 (Transition Period - $58,876). The Company employs four administrative people in this area as compared to two for the comparative period. Executive management contract fees have risen from $146,727 in the Transition Period to $809,392 in Fiscal 2013. This rise is due to previously negotiated management contracts for the three senior operating officers of the Company. Fees for the Transition Period were $12,500 per month for each of the three senior operating officers. For Fiscal 2013 the fees were $12,500 for the first three months of the reporting period and $15,000 for the next nine months. In addition the Company paid a bonus to three senior operating officers totalling $269,434. This bonus was pursuant to each officers’ management contract. The Company’s consulting fees have risen to $339,552 for Fiscal 2013 (Transition Period - $74,083). During Fiscal 2013 the Company had retained two investor relations parties, one administrative support person and one web-site/communications consultant. In addition this account includes transfer agent fees as well as a one-time payment to a recruitment specialist.

Business growth expenses included marketing costs of $371,681 (Transition Period - $114,845) and related travel costs of $223,019 for Fiscal 2013 (Transition Period - $41,006). Our marketing efforts have increased substantially as reflected in our increased sales. For Fiscal 2013 the Company employed three full time marketing people whereas for most of Transition Period we employed only one person in this capacity. Travel costs have risen with our added marketing efforts as our sales people are constantly travelling around the United States.

Share based payments rose dramatically due to the granting of share purchase options during Fiscal 2013 to $743,756 as compared to $167,656 for the Transition Period when the charge was only for the vesting of consultants’ options.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $167,929 for Fiscal 2013 (Transition Period - $66,414).

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business grows so will our insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2013 were $372,402 (Transition Period - $81,724).

Four Months Ended December 31, 2012 Compared to Year Ended August 31, 2012

For the Transition Period, the Company reported net income of $10,988 (Nil per share) against revenue of $2,830,778 compared to a net loss of $1,276,827 ($0.04 per share) against revenue of $2,233,807 for Fiscal 2012. The Company saw its gross profit margin increase to 31.6% for the Transition Period as compared to 25% for the year ended August 31, 2012. Our margin improved due to a more efficient operation at our assembly plant in Bonham, Texas and better prices on component parts due to the Company having more than one supplier for each part in our assembly process. Financial results are in line with business development budgets established by management.

Positive cash flow from operations for the Transition Period was $194,159. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $15,515 and share based payments (Black-Scholes) of $167,656.

As these two reporting periods cover different time frames it is more beneficial to examine different cost components on a monthly basis. Factors in the reported income for the Transition Period include expenses of $29,406 ($7,351 per month) (Fiscal 2012 - $117,617, $9,801 per month) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas. Monthly costs dropped as we vacated a small rented location during the Transition Period. On-going industrial product design and development costs of $36,802 ($9,200 per month) as compared to Fiscal 2012-$155,073 ($12,922 per month) were incurred. The expense for 2012 was higher as we not only had one engineer being charged to this account but the Company incurred a onetime charge of $26,250 to a Colorado engineering firm for work on our Manway Securement System.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that has not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for fiscal 2012 reflects in administrative salaries and benefits costs of $58,876 ($14,719 per month) as compared to Fiscal 2012-$146,983 ($12,248 per month). For both periods the Company employed three administrative people and the increase is monthly increase is due to pay raises. Management fees rose from $32,707 per month ($392,490 in Fiscal 2012) in Fiscal 2012 to $36,682 per month for the Transition Period. This is due to escalating fees per previously mentioned management contracts. Consulting and investor relations fees of $74,083 ($18,520 per month) for the Transition Period remained very close to the Fiscal 2012 monthly rate of $17,717. Throughout both periods the Company retained one administrative support consultant, one web-site/communications consultant and three to four investor relations consultants at various times.

Business growth expenses included marketing costs of $114,845 ($28,711 per month) as compared to $197,066 ($16,422 per month) for Fiscal 2012. These costs rose due to an increase in our business volume and we expanded our sales force by one additional person. Travel costs rose on a monthly basis from $8,347 per month for Fiscal 2012 to $10,252 for the Transition Period as a result of an expanded marketing program.

Accounting, audit and legal fees are a key cost component in the access to capital and administration functions of a publicly listed industrial company. The change of the fiscal year end to December 31st required additional audit and legal expenditures. Costs for these professional services were $66,414 (Fiscal 2012 - $97,708) for the Transition Period.

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business grows so will our insurance costs which are based on anticipated revenue streams. Insurance costs for the Transition Period were $81,724 compared to $31,397 for Fiscal 2012.

Share-based payments rose to $167,656 for the Transition Period from $71,132 for Fiscal 2012. These figures are a result of the granting of share purchase options. For the Transition Period there were approximately twice the number of options granted (310,000 options) as were granted in Fiscal 2012 (150,000 options).

Year Ended August 31, 2012 Compared to Year Ended August 31, 2011

For Fiscal 2012, the Company recorded a loss of $1,276,827 ($0.04 per share) against revenue of $2,233,807 compared to a loss of $1,463,869 ($0.05 per share) against revenue of $1,326,024 for Fiscal 2011. Gross profit margins were relatively constant being 25% for Fiscal 2012 and 24% for Fiscal 2011. Annual results are in line with business development budgets established by management to position the Company for high volume sales in 2013.

Factors in the loss for Fiscal 2012 included expenses of $117,617 (Fiscal 2011 - $45,818) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas. These costs rose as the Company leased an additional facility in Bonham, Texas during Fiscal 2012. On-going industrial product design and research costs of $155,073 increased compared to Fiscal 2011 mainly due to a one-time fee paid to a Colorado engineering firm for work on our Manway Securement System.

Other key costs included production infrastructure; human resource education; and marketing related expenses for products that has not yet seen sales results. Administrative salaries for Fiscal 2011 included $100,586 for marketing salaries. If the marketing salaries are reclassified to marketing, administrative salaries for Fiscal 2011 are $117,709 compared to $146,894 for Fiscal 2012. The slight increase is due to an extra hire in Fiscal 2012. Management fees rose pursuant to management contracts for the Company’s three senior officers previously discussed. Consulting and investor relations fees rose due to the addition of a corporate finance group whose mandate was to increase the Company’s institutional presence.

Business growth expenses included marketing costs of $197,066 (Fiscal 2011 - $43,161) and related travel costs of $100,163 (Fiscal 2011 - $60,290) for Fiscal 2012. If the marketing costs which were classified with the Fiscal 2011 administrative salaries had been reclassified marketing expenses for Fiscal 2011 would have been $143,747. Marketing costs includes salaries as well as promotional materials, customer samples and other assorted sundry marketing costs. For Fiscal 2011 the Company employed only one marketing person and during Fiscal 2012 the Company added a second marketing person.

Accounting, audit and legal fees are a key cost component in the administration of a publicly listed industrial company. Costs for these professional services were $97,708 (Fiscal 2011 - $143,466) for Fiscal 2012.

Non-cash share based payments were recorded at $71,132 (Fiscal 2011 – $611,052) for Fiscal 2012. This large difference is due to 1,935,000 share purchase options being granted during Fiscal 2011 as opposed to 150,000 being granted during Fiscal 2012. An expense allowance for fluctuations in foreign exchange (the Company operates in both CDN and US dollars) was recorded as a cost of $75,587 (Fiscal 2011 - $37,696 gain) for Fiscal 2012. Amortization of equipment and patents was recorded in the amount of $45,031 (Fiscal 2011 - $15,425) for Fiscal 2012.

B.     Liquidity and Capital Resources

The Company’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company is confident that the demand for our current EPRV products and new KKM technology will continue to improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds will grow steadily during 2014 and growth in that area should provide us with steady growth in sales revenue. As such management expects that the demand on our liquidity and capital resources will increase in a material way in the short term. The Company is very fortunate to have negotiated very favorable payment terms with its largest customers and this will ease some of the added burden on our liquidity and capital resources.

As at the end of Fiscal 2013 there were no material commitments for capital expenditures. Subsequently the Board of Directors has decided to construct our own building to replace the 41,600 square foot building we now lease. The land required has been gifted to the Company by the county and construction started in late 2013. This building will be situated across the street from our currently owned building and will ease logistical issues as well as provide a newer facility to meet future demand. The budgeted cost is $2,400,000 for construction and approximately $200,000 to outfit the interior for production. It is anticipated that construction will be completed by the end of Q2 2014.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of its products, and the exercise of warrants and incentive stock options. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet its future financial obligations and its operations may be adversely affected.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. They include that the Company's products are new entries to the railroad industry and involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual financial results to be materially different include that we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the construction or other plans for plants run into permit, labor or other problems. See “Risk Factors”.

In the past, the Company has raised funds through private placement financings and through the exercise of options and warrants. Currently, the Company relies primarily on revenue generated through operations. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

December 31, 2013 Compared to December 31, 2012

At December 31, 2013 the Company had cash and cash equivalents in the amount of $4,462,531; accounts receivable of $1,259,340; prepaid expenses of $71,696 and inventory of $2,139,750 compared to cash and cash equivalents in the amount of $1,421,053; accounts receivable of $1,055,778; prepaid expenses of $88,506 and inventory of $1,188,467 at December 31, 2012.

The working capital position of the Company at December 31, 2013 was $7,447,170 which includes $15,413 due to related parties compared to a working capital position of $3,470,762 which includes $12,247 due to related parties at December 31, 2012.

Total assets grew to $9,283,388 at December 31, 2013 up from $4,319,482 at December 31, 2012. At December 31, 2013 the Company had no interest bearing long-term liabilities or debt.

December 31, 2012 Compared to August 31, 2012

At December 31, 2012 the Company had cash on deposit in the amount of $1,421,053; accounts receivable of $1,016,129; HST receivable of $39,649; prepaid expenses of $88,506 and inventory of $1,188,467 compared to cash on deposit in the amount of $2,582; accounts receivable of $877,526; HST receivable of $26,577; prepaid expenses of $82,999; and inventory of $1,196,465 at August 31, 2012.

The working capital position of the Company at December 31, 2012 was $3,470,762 which includes $12,247 due to related parties compared to a working capital position of $1,422,376 which includes $16,362 due to related parties at August 31, 2012.

Net tangible assets grew to $4,036,440 at December 31, 2012 up from $1,925,573 at August 31, 2012. At December 31, 2012 the Company had no interest bearing long-term liabilities or debt.

The Company received new equity capital in the amount of $1,578,377 from a non-brokered private placement, net of costs, and the exercise of warrants during the Transition Period. In addition the Company received $353,846 for the exercise of share purchase warrants at December 31, 2012 but issued the shares after the year end.

August 31, 2012 Compared to August 31, 2011

At August 31, 2012 the Company had cash on deposit in the amount of $2,582; accounts receivable of $877,526; HST receivable of $26,577; prepaid expenses of $82,999 and inventory of $1,196,465 compared to cash on deposit of $1,457,934; accounts receivable of $337,562; HST receivable of $92,551, prepaid expenses of $45,755 and inventory of $251,171 at August 31, 2011.

The working capital position of the Company at August 31, 2012 was $1,422,376 which includes $16,362 due to related parties compared to a working capital position of $1,916,036 which includes $17,000 due to related parties at August 31, 2011. At August 31, 2012, the Company held no long-term liabilities.

The Company received new equity capital in the amount of $841,959 from the exercise of warrants and options during Fiscal 2012.

C.     Research and Development, Patents and Licenses, etc.

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. Kelso Innovative works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. See “Business Overview”, “Intangible Properties”, “Economic Dependence” and “Risk Factors” above for a discussion of the Company’s patents and licenses.

The Company has spent the following amounts on research in recent years: $253,308 during Fiscal 2013, $36,802 during the Transition Period, $155,073 during Fiscal 2012, and $110,922 during Fiscal 2011.

D.     Trend Information

The Company is currently experiencing rapid growth in sales and profitability due to the increasing demand placed on the railroad industry as a result of developments in the oil and gas transportation business. The controversy over pipelines has helped our business immensely and we expect the demand to remain high for years to come. The Company expects to generate revenue of approximately $24,000,000 during the year ended December 31, 2014 and expects its margins to remain around 40% which would be consistent with recent financial reporting periods. The Company’s gross revenue for the year ended December 30, 2013 was $13,131,387 We are not aware of any events that may materially affect our business with the exception of the ever growing interest by OEM producers and shipping companies in our KKM system. We are expecting to receive some small orders in 2014. This is expected to generate greater revenues and increase our margins. There is no guarantee, however, that revenues will increase or that expectations in this regard will be met. See “Risk Factors”. Currently we are capable of meeting the expected increase in demand.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.     Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations as of December 31, 2013 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at December 31, 2013.

G.     Safe Harbour

Not applicable.

Item 6.                Directors, Senior Management and Employees

A.     Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	President, CEO, Director, and Audit Committee Member	President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988.
Richard Lee	CFO and Secretary	CFO of the Company since April 8, 2010 and self-employed businessman.
William Troy	Director and Audit Committee Member	Businessman.
Neil Gambow	Director, CEO of Kelso USA and CEO of Kelso Innovative	CEO of Kelso Innovative from June 21, 2012 to Present; President and CEO, Kelso USA from November 2007 to present; President, Nexnine LLC a consultancy business since November 2006.
Peter Hughes	Director and Audit Committee Member	Self-employed businessman. Director of Broome Capital Inc. (BCP.P – TSXV) and Naturally Splendid Enterprises Ltd. (NSP – TSXV).

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Anthony Andrukaitis	Director

Independent Business Consultant; Chief Operations Officer of Trinity Industries, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July 2004 to March 2009.

James R. Bond (60 years) – President, CEO and Director

Mr. Bond has been our President, CEO, a director of our company since April 7, 2010, and is member of our Audit Committee. Mr. Bond is the President of Bondwest, a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 35 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries.

Richard Lee (58 years) – CFO and Secretary

Mr. Lee has been our CFO and Secretary since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelor’s degree in Commerce. In addition he is a Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 25 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.

William Troy (72 years) – Director

Mr. Troy has been a director of our company since November 21, 2005 and is a member of our Audit Committee. My. Troy has 35 years of business experience including operating and managing several multi-modal transportation companies in the Pacific Northwest and Alaska. Most recently he was owner and CEO of a major northwest regional trucking company that provided agricultural and liquid trucking contract services for several Fortune 500 companies. Mr. Troy has a B.A. and an M.B.A. from the University of Oregon.

Neil Gambow (68 years) – Director, CEO Kelso USA and CEO Kelso Innovative

Mr. Gambow has been a director of our company since December 28, 2009. Mr. Gambow has served as CEO of Kelso Innovative (engineering industrial designs and distribution plans for patented Kelso Klincher™) since June 21, 2012 and as President and CEO of Kelso USA (sales and marketing of pressure relief valves and manways) since November 2007. Mr. Gambow is the former President of Midland Manufacturing, a subsidiary of the Dover Corporation, a US Fortune 500 company. Midland produces valves and valve-related products for the North American rail tank car market. He is a key executive for Kelso responsible for the business development of the technologies of the company. Mr. Gambow is based in Chicago, Illinois and is focused on the growth of sales, marketing and production operations.

Peter Hughes (52 years) - Director

Mr. Hughes has been a director of our company since October 4, 2010 and is a member of our Audit Committee. Mr. Hughes has 25 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President, CEO and a director of Broome Capital Inc., a capital pool company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Anthony Andrukaitis (59 years) – Director

Mr. Andrukaitis has been a director of our company since August 24, 2011. Mr. Andrukaitis has served as Chief Operations Officer of Trinity Industries, Inc. (Holding company providing products and services to industrial, energy, transportation, and construction sectors) July 2004 – March 2009. Mr. Andrukaitis has over 25 years of senior corporate management experience in finance, accounting, strategic planning, business development and turn-around activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Family Relationships

There are no family relationships between any of our directors and senior management listed above.

B.     Compensation

During Fiscal 2013, the Company’s directors and members of its administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Year Ended(1)	Salary ($)	Option–based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond President , CEO and Director	December 31, 2013	$179,986	$85,000	$89,811	$354,797
Richard Lee CFO and Secretary	December 31, 2013	$179,986	$85,000	$89,811	$354,797
Neil Gambow Director, CEO Kelso USA, and CEO Kelso Innovative(4)	December 31, 2013	$179,986	$170,000	$89,811	$439,797
William Troy Director	December 31, 2013	N/A	$85,000	N/A	$85,000
Peter Hughes Director	December 31, 2013	N/A	$127,500	N/A	$127,500
Anthony Andrukaitis Director	December 31, 2013	N/A	$42,500	N/A	$42,500

Notes:

(1)	Effective December 31, 2012, the Company changed its financial year-end from August 31st, to December 31st.

Employment Agreements

The Company entered into an employment agreement with James R. Bond effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Bond a base salary of $15,000 per month for the term of the agreement. Mr. Bond is eligible to receive a bonus based on the performance of the Company.

The Company entered into an employment agreement with Richard Lee effective January 1, 2014 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $15,000 for the term of the agreement. Mr. Lee is eligible to receive a bonus based upon the performance of the Company.

The Company entered into an employment agreement with Neil Gambow effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of Kelso Technologies (U.S.A.) Inc. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $15,000 per month for the term of the agreement. Mr. Gambow is eligible to receive a bonus based upon the performance of the Company.

Stock Option Plan

Pursuant to the policy of the TSXV, we are required to adopt stock option plan prior to granting incentive stock options and, accordingly, we have adopted a stock option plan. The purpose of our stock option plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our company through the issuance of stock options.

Our stock option plan is a “rolling” stock option plan permitting the grant of incentive stock options to purchase up to the number of common shares that is equal to 10% of the issued common shares of our company at the time of the stock option grant. As a “rolling” stock option plan, our stock option plan is required to be re approved by the shareholders each year at our annual general meeting and filed with the TSXV.

Our stock option plan has the following terms and conditions:

  stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company;

  the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;

  the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

  options will be exercisable at a price which is not less than the Discounted Market Price (as defined by the TSXV policy 1.1);

  options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within a reasonable period of time from the date the optionee ceases to hold his or her position or office;

  the number of Common Shares reserved for issuance to any one person pursuant to options granted during the previous 12 months shall not exceed 5% of the issued and outstanding Common Shares at the time of grant; and the number of options granted to consultants or persons performing investor relations activities will not exceed 2% unless the TSXV provides approval;

  the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under our stock option plan shall not exceed the equivalent of 10% of the issued and outstanding Common Shares of the Company;

  options will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the TSXV;

  every option granted under our stock option plan shall be evidenced by a written agreement between the Company and the optionee;

  any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options; and

  any reduction in exercise price of options granted to the Company’s insiders will be subject to approval of disinterested shareholders of the Company.

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2013:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James R. Bond(1)	300,000 100,000 100,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$870,000 CAD$256,000 $189,000
Richard Lee(1)	230,000 100,000 100,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$667,000 CAD$256,000 US$189,000
Neil Gambow(1)	200,000 100,000 200,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$580,000 CAD$256,000 $378,000
William Troy	100,000 100,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$256,000 $189,000
Peter Hughes	50,000 150,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$128,000 $283,500
Anthony Andrukaitis	100,000 50,000 50,000	CAD$0.58 $0.65 $1.45	August 24, 2016 October 30, 2015 March 31, 2017	CAD$256,000 $134,500 $94,500

Notes:
(1) Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2013 being CAD$3.14 and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2013 of USD 1.0636 [CAD 0.9402] .

Termination and Change of Control Benefits

Except as disclosed above with respect to James R. Bond, Richard Lee and Neil Gambow, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during Fiscal 2013, the Transition Period or during Fiscal 2012.

C.     Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

See “Employment Agreements” and “Termination and Change of Control Benefits” above for particulars of certain directors’ service contracts with the Company and its subsidiaries, as applicable. Other than as disclosed herein, the Company does not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The audit committee is our only committee at this time. The Company does not have a remuneration committee.

Audit Committee

The members of our audit committee are James R. Bond, William Troy and Peter Hughes. As defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrator, James R. Bond, the Company’s President and CEO, is not “independent” and William Troy and Peter Hughes are independent meaning that they have no direct or indirect material relationship with our company that could, in the view of our Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

  review the financial reporting process to ensure the accuracy of the financial statements of the Corporation;

  assist the Board to properly and fully discharge its responsibilities;

  strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

  evaluate the independent auditor's qualifications, performance and independence;

  facilitate the independence of the independent auditor;

  assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

  review the processes to monitor compliance with laws and regulations.

D.     Employees

As at December 31, 2013, the Company had approximately 35 employees, including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and North Delta, British Columbia. There has been no significant change in the number of employees since December 31, 2013. As at the date of this filing, the Company’s employees are not unionized and all employees are full-time. As at December 31, 2012, the Company had approximately 30 employees, including employees of its subsidiaries (August 31, 2012 - 30).

E.     Share Ownership

As of April 25, 2014, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond President, CEO and Director	1,040,000 (2)	2.37%	500,000(2)
Richard Lee CFO and Secretary	17,900(7)	0.04%	430,000(7)
William Troy Director	1,014,531(3)	2.32%	200,000(3)
Neil Gambow Director CEO Kelso USA and CEO Kelso Innovative	416,169(4)	0.95%	300,000(4)
Peter Hughes Director	Nil(5)	Nil	200,000(5)
Anthony Andrukaitis Director	160,000(6)	0.37%	200,000(6)

Notes:

(1)	Based on 43,807,826 common shares issued and outstanding as at April 25, 2014.
(2)

Mr. Bond holds 265,000 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 150,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 500,000 stock options exercisable into Common Shares that are not included in the total..

(3)	Mr. Troy also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(4)	Mr. Gambow also holds 300,000 stock options which are exercisable into Common Shares, on a one-for-one basis.
(5)	Mr. Hughes holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Andrukaitis holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Mr. Lee holds 430,000 stock options which are exercisable into Common Shares, on a one-for-one basis.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

Item 7.                Major Shareholders and Related Party Transactions

A.     Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at April 25, 2014, the registrar and transfer agent for our company reported that there were 43,807,826 common shares of our company issued and outstanding. Of these, 38,572,543 were registered to Canadian residents (57 recorded shareholders), 5,213,540 were registered to residents of the United States (105 recorded shareholders) and 21,743 were registered to residents of other foreign countries (4 recorded shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B.     Related Party Transactions

For Fiscal 2013, management fees for our Company were $809,392 (Transition Period- $146,727; Fiscal 2012 -$392,490; Fiscal 2011 - $258,193). As at December 31, 2013, amounts due to related parties, which are unsecured and have no interest or specified terms of payments, were $15,413 (Transition Period - $12,247) for reimbursement of expenses to Neil Gambow, a director of our Company. These amounts are due on demand.

Share based payments (calculated using the Black-Scholes option pricing model) were $340,000 for Fiscal 2013 (Transition Period - $Nil; Fiscal 2012 - $17,071; Fiscal 2011 - $332,525). As at December 31, 2013, amounts due to related parties, were unsecured and have no interest or specified terms of payment, were $15,413 (December 31, 2012 - $12,247; August 31, 2012 - $16,362; August 31, 2011 - $17,000) for reimbursement of expenses to Neil Gambow, a director of the Company. These amounts are due on demand. All related party transactions during Fiscal 2013, the Transition Period, Fiscal 2012 and Fiscal 2011 were in the normal course of operations and were measured at their fair value.

Other than as disclosed in this annual report and the financial statements attached hereto and other than in the ordinary course of business, since the beginning of our preceding three financial years, there have been no transactions or loans between our company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c)	individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B. Compensation.

Interests of Experts and Counsel

Not applicable.

Item 8.                Financial Information

A.     Financial Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB, the application of which, in our case, conforms in all material respects for the periods presented with the United States generally accepted accounting principles.

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)

audited consolidated financial statements for the year ended December 31, 2013 including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, notes to consolidated financial statements, and unaudited statements of operations for the four months ended December 31, 2012; and

(b)

audited consolidated financial statements for the four months ended December 31, 2012 and the year ended August 31, 2012, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, notes to consolidated financial statements, and unaudited statements of operations for the four months ended December 31, 2011; and

(c)

audited consolidated financial statements for the years ended August 31, 2012 and August 31, 2011, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and notes to consolidated financial statements.

These financial statements can be found under “Item 17. Financial Statements” below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect the Company’s financial position or profitability.

Also, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

Policy on Dividend Distributions

On April 2, 2014, the Company announced the declaration of an annual cash dividend of $0.01 per share payable in case on April 30, 2014 to shareholders of record at the close of business on APril 15, 2014 (the “2014 Annual Dividend”). Other than the 2014 Annual Dividend, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. Other than the payment of the 2014 Annual Dividend, we currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B.      Significant Changes

We are not aware of any significant change that has occurred since December 31, 2013 that has not been disclosed in this annual report.

Item 9.                The Offer and Listing

    A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of our common shares for the five most recent full financial years on the TSXV and OTCQX International were as follows:

Year Ended	TSXV (Canadian dollars, $)		OTCQX International (U.S. dollars, $)
	High	Low	High	Low
December 31, 2013	3.46	0.58	3.33	0.5875
December 31, 2012(1)	0.68	0.51	0.66	0.528
August 31, 2012	0.72	0.485	0.72	0.488
August 31, 2011	0.78	0.155	0.7386	0.0097
August 31, 2010	0.27	0.015	0.2215	0.0097
August 31, 2009	0.06	0.015	0.0519	0.0179

Note:

(1)	Effective December 31, 2012, we changed our fiscal year end from August 31 to December 31. Information in this row is for the four month period from September 1, 2012 to December 31, 2012.

Full Financial Quarters (two most recent full financial years)

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSXV and OTCQX International were as follows:

Quarter Ended	TSXV (Canadian dollars, $)		OTCQX International (U.S. dollars, $)
	High	Low	High	Low
December 31, 2013	3.46	1.95	3.33	1.92
September 30, 2013	2.39	0.97	2.30	0.9246
June 30, 2013	1.06	0.83	1.03	0.832
March 31, 2013	0.95	0.58	0.914	0.5875
December 31, 2012(1)	0.68	0.51	0.66	0.528
August 31, 2012	0.70	0.485	0.6844	0.488
May 31, 2012	0.72	0.52	0.72	0.52
February 29, 2012	0.70	0.55	0.698	0.556
November 30, 2011	0.70	0.50	0.6994	0.547

Note:

(1)	Effective December 31, 2012, we changed our fiscal year end from August 31 to December 31.

Most Recent 6 Months

The high and low market prices of our common shares for each month for the most recent six months on the TSXV and OTCQX International were as follows:

Month Ended	TSXV (Canadian dollars, $)		OTCQX International (U.S. dollars, $)
	High	Low	High	Low
April 1, 2014 to April 28, 2014	6.20	4.80	5.63	4.13
March 31, 2014	4.67	3.30	4.20	2.95
February 28, 2014	3.50	3.01	3.18	2.77
January 31, 2014	3.62	3.06	3.32	2.92
December 31, 2013	3.42	2.81	3.18	2.75
November 30, 2013	3.46	2.37	3.33	2.32

Transfers of Common Shares

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada (Tel: (604) 661-9400; Fax: (604) 661-9549).

B.     Plan of Distribution

Not applicable.

C.     Markets

The Common Shares are publicly traded on the TSXV under the symbol “KLS”, and on the U.S. OTCQX International under the symbol “KEOSF”.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

Item 10.              Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from our Registration Statement on Form 20-F filed on filed on August 29, 2013, 2013 as amended on October 23, 2013, November 21, 2013 and December 3, 2013.

C.     Material Contracts

There are no other contracts, other than those disclosed in this annual report and those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this annual report:

1.

The Company’s patent for the EPRV is in good standing until January 29, 2016. The patent abstract describes the EPRV as “a pressure relief valve for releasing fluid through a vent in a railway tank car, tank trucks and similar vessels. A valve disc is normally biased in a closed position by a plurality of constant- force springs of laminated steel tapes on drums supported on upright angle brackets symmetrically arranged around a valve seat. The pressure at which the valve opens is determined by a pre-selection of the number of springs, laminated tapes per spring and the restoring force of each tape.” See “Business Overview”.

2.

On May 26, 2010, the Company entered into an agreement with Barry LaCroix whereby the Company acquired Manhole Cover Patent No. US 7,104,722 B2 from Mr. LaCroix and related technology and intellectual property in consideration for CDN$40,000 and the grant of a 5% royalty on gross sales of the manhole covers sold under the auspices of the patent in favour of Mr. LaCroix on the terms and conditions set out in the agreement. This patent expires 2023.

3.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was approved by the shareholders of the Company on March 4, 2011 and by the TSXV on April 6, 2011. A copy of the shareholder rights plan is available on SEDAR at www.sedar.com.

4.

The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 5, 2013. This stock option plan is scheduled to be voted on by the shareholders of the Company at the next annual general and special meeting. See “Stock Option Plan” above and “Approval of Stock Option Plan” within the Company’s Management Information Circular dated May 7, 2013, available on SEDAR at www.sedar.com, for a summary of the terms of the stock option plan.

5.

Effective January 1, 2014, the Company entered into an employment agreement with James R. Bond, the President and CEO of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Bond a base salary of $15,000 per month for the term of the agreement. Mr. Bond is eligible to receive a bonus on the performance of the Company.

6.

Effective January 1, 2014, the Company entered into an employment agreement with Richard Lee, the CFO and Secretary of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $15,000 per month for the term of the agreement. Mr. Lee is eligible to receive a bonus on the performance of the Company.

7.

Effective January 1, 2014, the Company entered into an employment agreement with Neil Gambow, the President and CEO of Kelso USA. The agreement is for a 36-month term. The Agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $15,000 per month for the term of the agreement. Mr. Gambow is eligible to receive a bonus on the performance of the Company.

8.

On November 28, 2012, the Company acquired all proprietary and manufacturing rights from the James Wilson Company of Houston, Texas for their eduction tubes, currently marketed as the Tiger Tube, for US$65,000. The Company intends to trademark the product as the Kelso Tiger Tube. To support the Company’s activities, Jim Wilson has agreed to serve as a consultant to the Company and will receive a fee of $6,500 per month for 24 months. In addition the Company will pay a 7% royalty from sales over the duration of the consulting agreement.

9.

On November 28, 2012, the Company entered into a consulting agreement with James Wilson for client consulting services regarding the engineering, design, manufacture and sale of eduction tubes and all matters relating to eduction tubes. The agreement is for a 24-month term and at the sole discretion of the Company can be renewed for up to three six-month periods. Pursuant to the agreement, the Company has agreed to pay Mr. Wilson a monthly fee of $6,500 in consideration for a minimum of 80 hours per month devoted to the affairs of the Company. The agreement is the result of the sale and purchase agreement between the Company and James Wilson Company dated as at November 28, 2012.

10.

On November 1, 2012, the Company entered into a lease with Bonham Associates Management Ltd. (“BAML”) whereby BAML agreed to lease a 41,600 square foot facility to the Company in Bonham, Texas for $$8,667 per month for a period of 13 months, with an option to renew for an additional 12 months at the same monthly rate.

11.

On February 28, 2014, the Company entered into a renewal lease with BAML whereby BAML agreed to lease a 41,000 square foot facility in use by the Company in Bonham, Texas for $$8,667 per month for a period of 6 months with an option to renew monthly for an additional 12 months.

D.     Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.     Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;

  persons with whom the non-resident holder did not deal at arm’s length; or

  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion addresses the material United States federal income tax consequences but does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records officer being the offices of Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

I.     Subsidiary Information

The Company operates in conjunction with its two wholly-owned subsidiaries Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada.

Item 11.              Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;

  Liquidity risk; and

  Market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto as at December 31, 2013 was $4,462,531 (December 31, 2012 - $1,421,053).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto as at December 31, 2013 was $1,259,340 (December 31, 2012 - $1,055,778). The Company’s concentration of credit risk for accounts receivable with respect to Customer A (see note 16 to audited annual financial statements for the year ended December 31, 2013) as at December 31, 2013 was $342,650 (December 31, 2012 - $465,802) , while Customer B was $638,777 (December 31, 2012 – 309,795).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2013, the Company had $4,462,531 (December 31, 2012 - $1,421,053) of cash to settle current liabilities with the following due dates: accounts payable of $201,300 (December 31, 2012 - $270,795) were due within three months and; due to related party balances of $284,847(December 31, 2012 - $12,247) were due on demand.

Market Risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2013 and December 31, 2012, the Company’s net exposure to foreign currency risk is as follows (in USD):

	As at December 31, 2013	As at December 31, 2012
Net Assets	$3,319,501	$824,251

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $330,000 (December 31, 2012 - $13,000) foreign exchange loss or gain in the consolidated statements of operations.

Other Price Risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

See “Item 17. Financial Statements”.

Item 12.              Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.              Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.              Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was approved by the shareholders of the Company on March 4, 2011 and by the TSXV on April 6, 2011. The purpose of the shareholder rights plan is to: (a) ensure, to the extent possible, that all holders of the Common Shares of the Company and the Board have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid: (c) encourage the fair treatment of the Company’s securityholders in connection with any takeover bid made for the Common Shares; and (d) generally to assist the Board in enhancing shareholder value. One right as been issued in respect of each issued Common Share of the Company.

At its annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include provisions for: (i) uncertificated shares; (ii) conversion of fractional shares into whole shares in accordance with the Business Corporations Act (British Columbia); (iii) participation in shareholders’ meetings by telephone and other communication mediums; (iv) flexibility to the board of directors to make certain alterations to the Company’s authorized share structure by way of directors resolution as opposed to the Company having to incur the additional costs of obtaining shareholder approval; and (v) allowing for change of the Company’s name by directors resolution instead of by an ordinary resolution of the shareholders of the Company. In addition shareholder’s approved the adoption of advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

Item 15.              Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were effective was due to discussions with our legal counsel, our auditors, input from the Company’s audit committee and correspondence between the Company and our local regulatory body. Management anticipates that such disclosure controls and procedures will continue to be effective.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 15T            Controls and Procedures

Not applicable.

Item 16.              [Reserved]

A.   Audit Committee Financial Expert

Our board of directors has determined that Peter Hughes qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is “independent” as the term is defined by Nasdaq Marketplace Rule 5605(a)(2).

B.   Code of Ethics

The Company has not adopted a Code of Ethics given its current stage of development. As the Company grows, the Company may adopt a Code of Ethics in the future.

C.   Principal Accountant Fees and Services

Audit Fees. This category includes the fees for the audit of our financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

Audit-Related Fees. This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees, and describes the nature of the services comprising the fees disclosed under this category.

Tax Fees. This category includes the fees for professional services rendered for tax compliance, tax advice and tax planning, and describes the nature of the services comprising the fees disclosed under this category.

All Other Fees. This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees or Tax Fees.

Our current independent public accountants provided audit and other services during the fiscal year ended December 31, 2013, the four months ended December 31, 2012 and the fiscal year ended August 31, 2012:

	December	December	August 31,
	31, 2013	31, 2012	2012
	($)	($)	($)
Audit Fees	58,000	38,000	52,900
Audit-Related Fees	12,320	N/A	N/A
Tax Fees	N/A	N/A	N/A
All Other Fees	N/A	N/A	N/A
Total Fees	70,320	38,000	52,900

Pre-Approval Policies and Procedures

Our audit committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered, and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The audit committee has considered the nature and amount of the fees billed by Smythe Ratcliffe LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Smythe Ratcliffe LLP, Chartered Accountants.

D.   Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F.   Change in Registrants Certifying Account

Not applicable.

G.   Corporate Governance

Not applicable.

H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.              Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)

audited consolidated financial statements for the year ended December 31, 2013 including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, notes to consolidated financial statements, and unaudited statements of operations for the four months ended December 31, 2012; and

(b)

audited consolidated financial statements for the four months ended December 31, 2012 and the year ended August 31, 2012, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, notes to consolidated financial statements, and unaudited statements of operations for the four months ended December 31, 2011; and

(c)

audited consolidated financial statements for the years ended August 31, 2012 and August 31, 2011, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and notes to consolidated financial statements.

Item 18.              Financial Statements

See “Item 17. Financial Statements”.

Item 19.              Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated April 1, 2011(1)
10.02	Professional Services Agreement with Richard Lee dated April 1, 2011(1)
10.03	Professional Services Agreement with Neil Gambow dated April 1, 2011(1)

Exhibit No.	Description
10.04	Stock Option Plan(1)
10.05	Lease Agreement with Bonham Associates Management Ltd. dated November 1, 2012(1)
10.06	Sale and Purchase Agreement with James Wilson Company dated November 28, 2012(1)
10.07	Consulting Agreement with James Wilson dated November 28, 2012(1)
10.08	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.09	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.10	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries(1)
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2013(3)
99.1	Audited annual financial statements for the four months ended December 31, 2012 (2)
99.2	Audited annual financial statements for the year ended August 31, 2012(1)
99.3	Audited annual financial statements for the year ended August 31, 2011(1)

(1)	Incorporated by reference from the applicable exhibit to our registration statement on Form 20-F filed on August 29, 2013.
(2)	Incorporated by reference from the applicable exhibit to our registration statement on Form 20-F/A Amendment No. 2 filed on November 21, 2013.
(3)	Incorporated by reference from the applicable exhibit to our Form 6-K filed on March 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2014

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 30, 2014