Form 20-F
period 2014-12-31
KELSO TECHNOLOGIES INC
filed 2015-04-01
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

 45,246,752 common shares without par value outstanding on December 31, 2014.
There were no Class A non-cumulative preference shares outstanding on December 31, 2014.

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
NOT APPLICABLE TO THE REGISRANT AT THIS TIME     [   ] YES      [   ] NO

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
[   ] YES      [X] NO

Under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), Kelso Technologies Inc. is classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed US$1 billion, or if the company issues more than US$1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer.

- i -

- ii -

	I.	Subsidiary Information	51
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		51
Item 12.	Description of Securities Other than Equity Securities		52
Part II			52
Item 13.	Defaults, Dividend Arrearages and Delinquencies		52
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.		52
Item 15.	Controls and Procedures		53
Item 16.	[Reserved]		54
	A.	Audit Committee Financial Expert	54
	B.	Code of Ethics	54
	C.	Principal Accountant Fees and Services	54
	D.	Exemptions from the Listing Standards for Audit Committees.	55
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	55
Part III			56
Item 17.	Financial Statements		56
Item 18.	Financial Statements		56
Item 19.	Exhibits		56

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “potential”, or “continue”, the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso Technologies Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof, or such other date as may be indicated herein. Except as required by applicable law, including the securities laws of the United States and Canada, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

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

As used in this annual report, the terms “we”, “us” and “our” refer to Kelso Technologies Inc. and its wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc. and of Kelso Innovative Solutions Inc. (collectively the “Company”).

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
James R. Bond Director, President and Chief Executive Officer

As President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing our relations with the Company’s legal advisers, regulatory authorities and the investment community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with the Company’s corporate governance policies and standards.

William Troy Director and Audit Committee Member	As an independent director, Mr. Troy supervises the Company’s management and helps to ensure compliance with our corporate governance policies and standards.
Neil Gambow Director and Chief Operating Officer

As a director, Mr. Gambow supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As COO Mr. Gambow is responsible for the daily operations of the Company’s plant in Bonham, TX as well as the development and engineering of the Company’s products.

Peter Hughes Director and Audit Committee Member	As an independent director, Mr. Hughes supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Anthony Andrukaitis Director and Executive Vice President Business Development

As a director, Mr. Andrukaitis supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As Vice President Business Development Mr, Andrukaitis will take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.

Name and Office Held	Function
Phil Dyer(1) Director and Audit Committee Member	As an independent director, Mr. Dyer supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Richard Lee Chief Financial Officer	As our Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all of the financial aspects of the Company’s business.

(1)	Mr. Dyer was appointed to the Board of Directors of the Company on January 2, 2015.

The business address for our directors and officers is 7773 - 118A Street, North Delta, British Columbia, Canada V4C 6V1.

A.	Advisers

The Company’s legal advisers are Clark Wilson LLP with a business address at 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

Auditors

The Company’s current auditors are Smythe Ratcliffe LLP, Chartered Accountants, with a business address at 700 – 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. Smythe Ratcliffe LLP, Chartered Accountants, are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe Ratcliffe LLP, Chartered Accountants were first appointed as the Company’s auditors on November 16, 2009.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2014 and 2013, and for the four months ended December 31, 2012 and, and for the fiscal years ended August 31, 2012 and 2011. prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Effective December 31, 2012, we changed our fiscal year end from August 31st to December 31st. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects” beginning at page 27 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2014 (audited) ($)	Year ended December 31, 2013 (audited) ($)	Four months ended December 31, 2012 (audited) ($)	Year ended August 31, 2012 (audited) ($)	Year ended August 31, 2011 (audited) ($)
Revenues	23,816,809	13,131,387	2,830,778	2,233,807	1,326,024
Gross Profit	10,924,325	5,305,207	893,171	560,373	319,962
Net (Loss)/Income and Comprehensive (Loss)/Income	4,025,781	2,456,636	10,988	(1,276,827	(1,463,869)
Basic and Diluted (Loss)/Earnings per Share	0.09	0.06	0.00	(0.04)	(0.05)

Statement of Financial Position Data	As at December 31, 2014 (audited) ($)	As at December 31, 2013 (audited) ($)	As at December 31, 2012 (audited) ($)	As at August 31, 2012 (audited) ($)	As at August 31, 2011 (audited) ($)
Assets	20,696,182	9,283,388	4,319,482	2,689,346	2,506,527
Current Liabilities	4,097,256	486,147	283,042	763,773	263,404
Shareholders’ Equity/(Deficiency)	16,598,926	8,797,241	4,036,440	1,925,573	2,243,123
Common Shares	22,141,417	18,086,144	16,073,471	14,495,094	13,359,242
(Deficit)/Retained Earnings	(7,918,089)	(11,507,420)	(13,964,056)	(13,975,044)	(12,437,039)
Outstanding Common Shares	45,246,752	43,020,326	39,990,583	36,659,583	33,006,283

Prepared In Accordance With Canadian GAAP

The following table summarizes selected financial data for the Company for the fiscal years ended August 31, 2010 prepared in accordance with Canadian GAAP. The information in the table was extracted from the detailed financial statements and related notes for these financial periods which are available under the Company’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States, and should be read in conjunction with such financial statements. The audited annual financial statements for the fiscal years ended August 31, 2010 prepared and presented in accordance with Canadian GAAP and the financial information in such financial statements and in the tables below is presented in Canadian dollars.

Selected Financial Data

Statements of Income (Loss) Data	As at August 31, 2010 (audited) (Canadian Dollars)
Revenues	190,844
Gross Profit	40,214
Net (Loss)/Income and Comprehensive (Loss)/Income	(307,915)
Basic and Diluted (Loss)/Earnings per Share	(0.02)

Statement of Financial Position Data	As at August 31, 2010 (audited) (Canadian Dollars)
Assets	510,587
Current Liabilities	381,714
Shareholders’ Equity/(Deficiency)	128,873
Common Shares	10,369,150
(Deficit)/Retained Earnings	(10,958,983)
Outstanding Common Shares	21,778,383

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The success of the Company will be dependent on the Company’s ability to protect and develop our technology. The Company has obtained patents for its external constant force spring pressure relief valves (each, an “EPRV”) (Patent No. 5,855,225) and a manway securement system trademarked the “Kelso Klincher®” (the “KKM”) (Patent No. US 7,104,722 B2); however, the Company does not have a patent for its Kelso Tiger Tube™ - Eduction Technology eduction tube (the “ETS”) technology. The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube. The Company has also filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve (“BOV”) design and its Vacuum Relief Valve (“VRV”). A “Non-Publication Request” keeps the patent filing private until the patent is issued. Patent applications filed under a “Non-Publication Request” only provide protection in the U.S. and not internationally. See “Information on our Company – History and Development of our Company – Three Year History – 2013” for additional information on “Non-Publication Request”. See “Information on our Company – Business Overview – Key Products” for additional details regarding EPRVs, KKMs and ETS’.

If the Company is unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, the business may be materially adversely affected. Further, there is no assurance that our railroad equipment products, including the Company’s EPRVs, KKMs and ETS’ or other aspects of the business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business

Further, the Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

The Company may have insufficient capital in the future to meet production demands and continue its operations.

Although the Company was profitable and had a positive working capital in the amount of $12,868,325 as at December 31, 2014, the Company may, from time to time, report a working capital deficit. The Company reported net income and comprehensive income for the fiscal year ended December 31, 2014 of $4,025,781, December 31, 2013 of $2,456,636 and for the four months ended December 31, 2012 of $10,988 and net loss and comprehensive loss of $1,276,827 for the fiscal year ended August 31, 2012. To maintain its activities, the Company may require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that the Company will be successful in obtaining such additional financing; failure to do so could result in the inability of the Company to develop new products, meet production and delivery demands and continue its operations.

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

Although the Company is optimistic about its future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of its revenue. In particular, the Company is dependent on two major US corporations as customers. The sales to these two customers (Customer A and Customer B) exceeded 10% of the Company’s revenues during the years ended December 31, 2014 and 2013 and the four months ended December 31, 2012. During the year ended December 31, 2014 the Company had $23,816,809 of revenue of which sales of $14,997,197 were from Customer A and sales of $3,180,348 were from Customer B. During the year ended December 31, 2013, the Company had $13,131,387 of revenue of which sales of $8,782,478 were from Customer A and sales of $3,409,289 were from Customer B. During the four months ended December 31, 2012, the Company had $2,830,778 of revenue of which sales of $872,778 were from Customer A and sales of $1,558,429 were from Customer B. Although Customers A and B have displayed a pattern of consistent timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them based on purchase orders received. The Company expects that a limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

Products may not perform as well as expected.

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customers. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations. The Company maintains product liability insurance and commercial general liability insurance at levels which the Company believes are adequate based on the Company’s customer base and revenue from product sales. However, the amount of the Company’s insurance coverage may not be sufficient to cover future products claims. In 2014, the Company’s product liability insurance premiums were $241,366 for up to $2,000,000 of aggregate product liability insurance coverage and up to $1,000,000 of coverage per incident. In 2014, the Company’s commercial general liability insurance premiums were $88,138 for up to $2,000,000 aggregate coverage and $1,000,000 of coverage per incident.

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

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) and of the CEO of Kelso Technologies (U.S.A.) Inc. (“Kelso USA”) and Kelso Innovative Solutions Inc. (“Kelso Innovative”). The Company relies on the industry expertise and experience of its senior executives, and their working relationships with the Company’s employees, customers and relevant regulatory authorities. If one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

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

The Company is publicly traded on both the Toronto Stock Exchange and NYSE Markets Exchange. There is currently a limited market for the Common Shares and the Company can provide no assurance to investors that a liquid market will develop. If a market for the Common Shares does not develop, shareholders may not be able to resell the Common Shares that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company’s market segment and changes in earnings estimates by analysts may cause the price of the Common Shares to fluctuate substantially.

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

The Company’s registered office is located at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company’s corporate head office is located at 7773 – 118A Street, North Delta, British Columbia V4C 6V1. The Company’s head office telephone number is (250) 764-3618.

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

The Common Shares have been publicly traded on the Toronto Stock Exchange (the (“TSX”) under the symbol “KLS” since May 22, 2014, prior to which the Common Shares traded on the TSX Venture Exchange (“TSXV”). The Common Shares have traded on the NYSE Markets Exchange (“NYSE”) under the symbol “KIQ” since October 14, 2014, prior to which the Common Shares traded on the U.S. OTCQX over the counter market (“OTCQX International”) under the symbol “KEOSF”.

The Company operates in conjunction with its two wholly-owned subsidiaries Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada. Kelso USA is the operational arm of the Company and Kelso Innovative focuses on industrial designs and distribution plans for the Company’s KKM system for applications for the roadway trucking and trailer market.

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

The Company currently offers approximately 52 products. The key products that the Company offers include a series of 47 types of EPRVs for pressure management; 4 types of KKMs; and 1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. See “Key Products” below for a description of the Company’s key products and “Markets” for the revenue generated from each key product. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

The Company recruited and appointed a new executive management team in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan, the new management team has since consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides services and technology to produce the products necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and grown sales and distribution of products to North American rail tank car manufacturers and retrofit/repair businesses. The Company’s revenues over the last eight quarters were as follows: $6,751,794 for the quarter ended December 31, 2014, $5,936,597 for the quarter ended September 30, 2014, $5,648,384 for the quarter ended June 30, 2014, $5,480,034 for the quarter ended March 31, 2014, $4,901,356 for the quarter ended December 31, 2013, $3,555,829 for the quarter ended September 30, 2013, $2,660,140 for the quarter ended June 30, 2013 and $2,014,062 for the quarter ended March 31, 2013. The Company’s net income over the last eight quarters were as follows: net income of $762,321 for the quarter ended December 31, 2014, net income of $959,039 for the quarter ended September 30, 2014, net income of $1,080,846 for the quarter ended June 30, 2014, net income of $1,223,575 for the quarter ended March 31, 2014, net income of $2,205,609 for the quarter ended December 31, 2013, net income of $10,646 for the quarter ended September 30, 2013, net income of $160,664 for the quarter ended June 30, 2013 and net income of $79,972 for the quarter ended March 31, 2013. The Company also believes that the management team has improved the Company’s business reputation and gained the confidence of the railroad and investment community by making deliveries on time and satisfying payment obligations on time, which was not always the case before the Company’s current management came on board.

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

2012

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

In August 2011, the Company reported that its high performance specifications for its new EPRV, the JS75XH/27, were successfully performance tested and confirmed by an independent engineering test lab in Denver, Colorado as required by the railroad industry. These high performance specifications include exceeding the industry standards by 5-10% in terms of standard cubic feet per minute and rate of pressure, we well as higher flow rates and lower costs of ownership and maintenance when compared to competitors’ products. The JS75XH/27 joined the JS75XL/5 as the second new EPRV that the Company created to establish new high-performance specifications that meet the new regulatory standards in development for a number of critical HAZMAT applications. The JS75XL/5 meets the new regulatory criteria for insulated/jacketed rail tank cars while the JS75XH/27 meets the new regulatory goals for Package 1 and 2 rail tank cars designed for demanding applications in the transport of crude oil and ethanol.

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

In October 2012, the Company reported that it received regulatory approval from the AAR for its new heavy-duty, high performance EPRV known as the JS75XH/27 that was successfully tested by independent sources in August 2011. The JS75XH/27 is fully qualified to be commercially utilized in numerous heavy duty HAZMAT applications that include the transport of crude oil and ethanol. The Company also received its Class D (which includes Class F) certification under M-1002(1) for its EPRV and manway production facilities in Bonham, Texas from the AAR. The Company’s AAR Class D certification allows the facility to design, manufacture and service valves on rail tank cars as well as perform welding operations on tank car structures. The first shipments of the JS75XH/27 to OEM customers commenced during April 2012. The Company also reported that it has applied for AAR M-1003 – Specification for Quality Assurance (“M-1003”) certification and has tailored all of its quality assurance programs and processes to that standard. M-1003 is a quality assurance standard specifically related to the railroad industry and is the railroad equivalent to ISO 9000 standards. A supplier must have M-1003 certification to be approved to produce valves and certain other service equipment for tank cars, and a failure to maintain this certification will prevent a manufacturer from shipping products because the certification is a prerequisite for customers to install units on a tank car. If units are installed on a tank car from a non-approved supplier, the units must be removed the next time the tank car is emptied or face substantial fines. The M-1003 certification is enforced by audits from the United States Federal Railroad Administration (the “FRA”) and AAR. The Company received its M-1003 approval certificate in January 2013. The principal differences between M-1002 and M-1003, both of which are facility certifications, is that M-1002 is required for the building and maintenance of tank car parts whereas M-1003 is a quality assurance standard. As of April 2013, pursuant to AAR Circular Letter CPC-1260, the AAR required all facilities that do tank car work to have an approved M-1003 certificate or to have applied for an M-1003 certificate before the AAR Circular Letter CPC-1260 effective date. Prior to the effective date of AAR Circular Letter CPC-1260, M-1003 certification was not required in order for the Company to sell its products. The Company received its M-1003 certification prior to the effective date of AAR Circular Letter CPC-1260. In addition, the Company has obtained the requisite AAR approval numbers for its EPRVs. The AAR does not provide approval numbers for manways or eduction tubes.

(1)

In March 2011, the Company received its Class F certification for its production facilities in Bonham, Texas from the AAR. This is a formal approval from the AAR based on on-site audits by AAR representatives. In order to have approved products in the railroad industry, companies must adhere to the AAR Manual of Standards and Rec. Practices – Section C Part III – Specifications for Tank Cars M-1002 (2007) (“M-1002”) which sets out recommended practices for design, manufacture and operation of railroad tank cars. Within M-1002, there are specifications for facility classifications for work on various parts of tank cars. Class F certification allows the facility to design, manufacture and service valves on rail tank cars. The Company’s Class F certification expires on March 3, 2017

In November 2012, the Company acquired all proprietary and manufacturing rights from the James Wilson Company of Houston, Texas for their ETS product line for US$65,000. ETS are used in the loading and unloading of highly corrosive chemicals from rail tank cars and road tank trailers. Hydrochloric acid is the largest application for the ETS and a key chemical in hydraulic fracturing and oil sands processing. Growth of production output in the petroleum, natural gas and oil sands industries has fueled increases in demand for new chemical rail tank cars in 2013 and 2014 a market of interest for Kelso. The Company’s ETS is marketed as the “Kelso Tiger Tube™” and sold to the Company’s OEM, retrofit and repair customers in conjunction with its EPRV that has been specifically designed for the rigors of acid handling and transport. Kelso Innovative manages the design elements of the ETS. Also in November 2012, the Company expanded its production facility in Bonham, Texas bringing the total to 47,600 square feet (41,600 square feet of leased premises and 6,000 square feet of owned premises). The Bonham leased facility is dedicated to the assembly, testing and certification of up to 400 EPRV per week on a single shift basis. Production capacity can be scaled upward when required. The key significance of Bonham, Texas is that it is within a 250 mile radius of the Company’s largest customers.

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

In September 2013, the Company reported that its new JS330 EPRV for pressure tank cars had been successfully pressure and flow tested and confirmed by an independent AAR approved engineering test facility in Colorado. Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has applied to the Association of American Railroads for an application number and service trial approval. It is anticipated that the service trial will commence in mid 2015 and be completed in two years.

In October 2013, the Company reported that the Tank Car Committee (“TCC”) of the AAR has cleared the KKM for unrestricted commercial use. The Company agreed to continue to report on those KKM units in the original FST for a one year period using the FST format, and to keep the TCC apprised of all commercial KKM installations in terms of number of units and in what service they are being used.

In November 2013, the Company reported that it had reviewed the performance characteristics of its KKM with loading terminal operators and management at the Bakken Oil Fields in North Dakota. The review confirmed that there are several compelling economic advantages and arguments for the commercial adoption of the KKM. See “Key Products” for additional information on the economic advantages and arguments for the commercial adoption of the KKM. Also in November 2013, the Company reported that it intends to commence construction of its new production facility in Bonham, Texas in December 2013. Construction on this new facility began in February, 2014. The new facility will be approximately 44,000 square feet and is expected to be completed in June of 2014. The facility is expected to cost approximately US$2,400,000 which the Company plans to fund through its internal capital resources. The Company also reported that effective December 13, 2013, its headquarters in the United States was moved to 2777 Finley Road, Suite 15, Downers Grove, IL 60515.

In December 2013, the Company reported that the SEC completed its review of the Company’s Registration Statement on Form 20-F and that the Company became registered as a reporting issuer under the United States Securities and Exchange Act of 1934.

2014

In February 2014, the Company reported that it has filed a patent application for a new externally mounted dual rating pressure relief valve (“DPRV”) design for use on new rail tank cars and retrofits of existing rail tank cars that are in Packaging Groups 1 & 2 (US Bureau of Explosives designations) which include all tank cars carrying crude oil and ethanol as well as other flammable chemicals. In general terms, in an accident involving fire, the DPRV is intended to lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. The Company believes, based on management’s knowledge of current industry standards and other products on the market that the DPRV is a significant change compared to currently available technology, and that the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry. The patent has been filed under a “non-Publication Request” which keeps the patent filing private until the patent is issued. This has been done for competitive reasons. The Company expects the DPRV to enter the AAR approval process shortly after the prototypes are completed, which management expects to be done in May 2014. The final patent is expected to take two years or more to be granted and to carry a 17 year life starting from the date the patent is granted.

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

In April 2014, the Company declared an annual cash dividend of US$0.01 per share on outstanding common shares of the Company as of the record date of April 15, 2014. The dividend was paid on April 30, 2014.

On May 22, 2014 the common shares of the Company commenced trading on the TSX under the trading symbol “KLS”.

On June 4, 2014 the shareholders of the Company re-approved a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011.

On June 4, 2014 the shareholders of the Company approved the Company’s 10% rolling stock option plan.

On July 1, 2014 the Company occupied the new 44,000 sq. ft. manufacturing facility in Bonham, TX. Production was fully consolidated in the new facility as of September 30, 2015. The 6,000 sq. ft. facility adjacent to the new manufacturing facility and previously used for manufacturing is now a product development and customer training center.

On October 8, 2014 the Company filed a patent application for the VRV. Service trials for the VRV are expected to start in 2015. The VRV valve design applies the constant force spring technology used in all of our pressure relief valves. The patent application was filed on under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. The final patent is expected to take two or more years to be granted, and if granted, to have a lifespan of 17 years from the date of grant.

On October 14, 2014 the common shares of the Company commenced trading on the NYSE under the trading symbol “KIQ”.

In November, 2014 the Company increased engineering manpower in November by 40% to increase the speed of product development.

On December 2, 2014 the Company received its first commercial 100 tank car unit train order featuring both the pressure relief valve and one bolt manway.

On December 4, 2014 the AAR approves JS165H high-flow pressure release valve for commercial applications after completing its two year field trials.

Capital Expenditures

The Company completed the construction of a new 44,000 square foot assembly plant in Bonham, Texas. The new building cost approximately US$2,700,000 and was completed in June of 2014. This building was financed through internal growth. The Company has no other capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last financial year or current financial year.

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

The Company currently offers approximately 52 products. The key products that the Company offers include a series of 47 types of EPRVs for pressure management; 4 types of KKM manway securement systems; and 1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has obtained patents for its EPRV (Patent No. 5,855,225) and KKM (Patent No. US 7,104,722 B2), but the patent for the Company’s ETS technology has expired. The Company has filed patent applications under non-Publication Requests for a new BOV design and for the DPRV. The DPRV is being developed at the request of the Rail Supply Institute (RSI) and AAR. It is designed to meet the latest tank car pressure relief valve mathematical model that is the standard for sizing pressure relief valves on rail tank cars. Recent modifications to this model indicate that the latest pressure relief valves no longer meet the tank car specification for emptying a full tank car in 100 minutes when exposed to a fire. The DPRV will meet this requirement under the new criteria for performance. It will ultimately replace our JS75XH which is the standard in the industry for crude oil and ethanol. The DPRV is designed to fit both new car and meet retrofit requirements should they be placed in effect by regulators in the coming 12 months. See “Information Concerning our Company – History and Development of our Company – Three Year History”. See “Risk Factors – Risks Relating to the Business” for additional information on patents for the Company’s product. See “Key Products” below for a description of the Company’s key products. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, receives feedback from key customers on new products to add to the Company’s catalogue and considers, and where appropriate incorporates, this customer feedback into product development decisions. The Company does not have any agreements with its customers in this regard.

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

The Common Shares are publicly traded on the TSX under the trading symbol “KLS” and on the NYSE under the trading symbol “KIQ”.

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

The Company’s total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited)	Key Product			Geographic Jurisdiction
		ETS (unaudited)	KKM (unaudited)	EPRV (unaudited)	United States (unaudited)	Canada (unaudited)
August 31, 2012	$2,233,807	Nil (0%)	Nil (0%)	$2,233,807 (100%)	$2,233,807 (100%)	Nil (0%)
December 31, 2012(1)	$2,830,778	Nil (0%)	Nil (0%)	$2,830,778 (100%)	$2,830,778 (100%)	Nil (0%)
December 31, 2013	$13,131,387	$64,975 (0.5%)	Nil (0%)	$13,066,412 (99.5%)	$13,131,387 (100%)	Nil (0%)
December 31, 2014	$23,816,809	$46,097 (0.2%)	$151,027 (0.6%)	$23,569,460 (99.2%)	$22,875,589 (96%)	$941,220 (4%)

(1)	On December 31, 2012, the Company changed its financial year end from August 31st to December 31st. The financial information in this row is for the four months ended December 31, 2012.

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

The Company believes the key components of the Company’s business model include:

•	experienced executive management, including directors and officers with several years of business experience as described under “Directors and Senior Management”;
•	focused strategic plans that are achievable, flexible and sustainable;
•	access to development capital through reputable public company governance;
•	corporate branding as a reliable supplier of high-quality railroad equipment;
•	exceptional customer service;
•	industrial engineering capability for product solutions based on customers’ specific criteria;
•	growth of a “next generation” equipment catalogue through in-house product development that moves away from historical products to significantly different technology;
•	acquisition of new or established products that can grow new markets under our management;
•

marketing initiatives that promote awareness of our products being “best available technology” as evidenced by increasing revenue from sales of the Company’s products and adoption rates for the Company’s products in the marketplace;

•	reliable order base from customers to fuel predictable profitable business growth; and
•	production infrastructure and capacity that can supply demand.

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

Key Products

The Company currently offers approximately 52 products. The key products that the Company offers, as summarized below, include a series of 47 types of EPRVs for pressure management; 4 models of the KKM manway securement system; and 1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for its EPRV and KKM. See “Risk Factors – Risks Relating to the Business”. In addition to current product offerings, Kelso Innovative has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (EPRV)

Over the past decade Kelso has been involved in the development, regulatory approval, marketing and manufacture of EPRVs that are designed for railroad tank cars that carry hazardous and nonhazardous commodities. The Company currently has approximately 47 versions of EPRVs in its product line, including a number of high-performance EPRVs. As required, the Company’s series of EPRVs have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRVs are “best available technology” products and proprietary to the Company. The Company believes they have a number of significant competitive advantages that include:

•	high “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals;
•

the only high flow valve in market that is totally external, which limits exposure to chemicals or other corrosive substances transported in the tank car (the Company believes that its EPRV is the only high flow valve in the market that is totally external based on the Company’s knowledge of the products offered by other high flow valve manufacturers in what is a small market compared to other valve markets, and based on the Company’s knowledge that there is only one other valve on the market that meets the high-flow requirement (a minimum flow of 27,000 scfm@75psi) which valve is an external helicalspring valve sold by Fort Vale Manufacturing; there may be other manufacturers of external high flow valves that the Company is not aware of);

•	technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube;
•	the introduction of multiple springs, thus preventing the disruptions that occur with existing single-spring designs that become completely inoperable when the single spring fails;
•	increased valve reliability due to little or no contact with HAZMAT;
•	uses flat gasket seal which is more tolerant to contamination;
•	low profile provides for better roll-over safety; and
•	external design allows complete inspection during loading.

See “Information on the Company – Business Overview – Competitive Conditions” below.

“Kelso Klincher®” Manway (KKM)

The Company holds the patent rights for a new manway technology trademarked as the “Kelso Klincher®”. The Company believes the KKM is a technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. The Company believes they include:

•

one bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets (the strap system design applies uniform force on the gaskets when they are drawn together to secure the lid, whereas the eye-bolts point load the gasket at each eye-bolt location which can crush the gasket during securement which is proven by use of pressure-sensitive tape to illustrate the gasket stress under an eye-bolt compared to gasket stress with our strap system; the absence of eye-bolts on the Company’s KKM is obvious simply by looking at pictures of the old and new manways; since the Company’s KKM does not have eye-bolts the Company has eliminated them as a problem; the Company has gasket test data from a manway gasket supplier that shows point loading a gasket yields gasket stress that can crush a gasket under an eye-bolt; the manway gasket supplier’s testing shows that the Company’s system applies uniform gasket stress that cannot crush a gasket due to uniform loading of the gasket);

•

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

•

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

•

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

•	standard AAR-approved gasket retention method with currently used hard and soft gaskets;
•

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

•	rigid collar at top of nozzle reduces risk of nozzle or lid distortion;
•

much faster opening and closing operation with one bolt management system, considering the industry recommended practice generally takes approximately 25 to 35 minutes as documented in AAR Pamphlet 34 whereas the KKM procedure takes approximately 5 minutes;

•

increases daily terminal loading capacity up to 32%, thus increasing revenues of terminal operations that are paid by the volume of oil loaded and shipped (confirmed by loading terminal operators and management at the Bakken Oil Fields);

•	uniform load on the gasket prolongs service life as evidenced by field service experience;
•	reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid;
•	ease of operation with lightweight hinged lid;
•

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

•	the KKM comes in 4 models which include various levels of stainless steel construction for corrosion prevention to meet specific customer needs.

Kelso Tiger Tube™ - Eduction Technology (ETS)

The Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

Production and Services

The Company operates three production facilities totaling approximately 91,600 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR.

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

The Company believes that its marketing initiatives deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months. The Company has set its 2015 future sales targets based on railroad industry input at $36,000,000. However, there is no guarantee that the Company will be able to reach its future sales targets.

Research and Development

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. Kelso Innovative works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. The Company expects the products to be approved by the AAR in time for sales in 2016. Testing and development costs are not material. However, there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company’s pressure relief valve for high-pressure tank cars designed to carry liquefied compressed gas is currently in testing and applications have been made to AAR for service trials. The Company’s BOV and vacuum relief valve are currently in the prototype stage with an AAR application that is expected to begin service trials later in 2015. The DPRV is being developed at the request of the RSI and AAR. It is designed to meet the latest tank car pressure relief valve mathematical model that is the standard for sizing pressure relief valves on rail tank cars. See “Business Overview”.

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

Intangible Properties

The Company’s intangible property, particularly its intellectual property rights, plays an important role in securing the Company’s competitive advantage. The Company holds the patents for its EPRV technology (Patent No. 5,855,225 which expires January 29, 2016) and for its KKM (Patent No. US 7,104,722 B2 which expires in 2023), and has a trademark for its Kelso Klincher® Manway (Registration Number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube products. The Company does not have a patent for its ETS technology. The Company applied for a patent on June 3, 2013 under a “Non-Publication Request” for its new BOV, on January 6, under a “non-Publication Request” for its new DPRV2014 and on October 8, 2014 for its new VRV under a “non-Publication Request”. The granting of the final patents for the BOV, VRV and DPRV are expected to take two or more years, and if granted, are expected to have a lifespan of 17 years from the date of grant. See “Information on our Company – History and Development of our Company – Three Year History – 2013” for additional information on “Non-Publication Request”.

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

Although the Company is optimistic about its future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of its revenue. The Company does not have any formal agreements for long term, large-scale purchase orders from its existing customers; however, the Company believes that it maintains good relationships with its customers to maintain its status as a preferred supplier of EPRV, KKM and 1 ETS product. The Company is a preferred supplier for Trinity and ARI as evidenced by the Company’s EPRV becoming recommended standard equipment on a series of their railroad tank cars used primarily for ethanol and crude oil transport. Trinity is the number one tank car manufacturer in North America, while ARI is the number three tank car manufacturer in North America. This designation is significant because the Company is listed as standard and not optional equipment for tank cars of Trinity and ARI destined for crude oil and ethanol service by these customers.

The Company currently services all five of the OEM producers of rail tank cars. Purchase orders from these and other customers continue to be submitted to the Company for its products. The Company’s purchase orders are subject to the general terms and conditions imposed by the Company. The general terms and conditions provide that all payments from customers are due and payable 30 days from the date of invoice, provided however, that the Company has the right to require payment before shipment or payment via letter of credit in the event that the Company determines the buyer is delinquent in payment or will exceed its credit limit. Orders in process are subject to cancellation charges as determined by the Company. The extent of work performed at the time of cancellation will govern the amount of the charge.

Employees

As at December 31, 2014, the Company had approximately 42 employees (December 31, 2013 – approximately 35 employees), including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and North Delta, British Columbia.

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

We have two wholly-owned subsidiaries, Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. See “Information on our Company – History and Development of Our Company”.

D.	Property, Plants and Equipment

The Company operates three production facilities totaling approximately 91,600 square feet in Bonham, Texas (leased premises of approximately 41,600 square feet and owned premises of approximately 50,000 square feet). The Company also operates an administration office in Downers Grove, Illinois. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR. See “Business Overview” for additional information regarding our facilities, including a discussion of the productive capacity and extent of utilization of our facilities and products produced. To the best of our knowledge, there are no environmental issues that may affect our utilization of our assets.

As at December 31, 2014, the total carrying value for our property, plant and equipment was $3,396,922 (December 31, 2013: $329,249), the breakdown of which is as follows: land - $12,558 (December 31, 2013: $12,558), buildings - $2,859,616 (December, 2013: $194,642), leasehold improvements - $23,850 (December 31, 2013: $27,655), production equipment - $490,172 (December 31, 2013: $79,068), and vehicles - $10,726 (December 31, 2013: $15,326).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that our current space will handle all capacity issues in the year.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2014 (“Fiscal 2014”), December 31, 2013 (“Fiscal 2013”), the four months ended December 31, 2012 (the “Transition Period”) and the fiscal years ended August 31, 2012 (“Fiscal 2012”) and August 31, 2011 (“Fiscal 2011”), and of our results of operations for the four months ended December 31, 2011 (the “Comparative Period”) should be read in conjunction with our financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. Our financial statements for Fiscal 2014, Fiscal 2013, the Transition Period, the Comparative Period, Fiscal 2012 and Fiscal 2011 (collectively, the “Reported Periods”) were prepared in accordance IFRS.

In April 2010 a new management team was brought in to help rejuvenate the Company which at that time was in poor financial health and had few business opportunities. Revenues for the fiscal year ended August 31, 2010 were CDN$190,844. Since then revenues have grown steadily, Fiscal 2011-$1,326,024; Fiscal 2012-$2,233,807; Transition Period-$2,830,778; Fiscal 2013-$13,131,387 and Fiscal 2014-$23,816,809. At the same time the gross profit margin has also increased 24% for Fiscal 2011; 25% for Fiscal 2012; 31.5% for the Transition Period; 40.4% for Fiscal 2013 and 46% for Fiscal 2014. Revenues have grown steadily due to the increasing demand from crude oil suppliers for new tanker cars with which to move their product. This demand has caused OEM manufacturers to increase their production of tanker cars. Management expects this increased demand to continue for several years as the debate over pipelines carries on. Our gross profit has increased due to economies of scale and also due to a product mix that sees the industry ordering stainless steel EPRV’s in an attempt to reduce the corrosive effect of the sulphur content of the crude oil that is being transported. The margins on stainless steel EPRV’s are better than the margins on the conventional carbon steel model. Our administrative costs were $240,025 per month for Fiscal 2013 and have since risen to $389,285 (excluding share-based payments) per month for Fiscal 2014. These costs have risen due to an increase in the number of employees the Company has (Fiscal 2013-35 people, Fiscal 2014-42 people) and the general costs associated with an expanding business. Management believes that these costs will continue to grow with the expanding staff that will be required for expected expanded future demand. There have been no unusual or infrequent events that have affected the Company directly with the exception of the increased demand for more tank cars as a result of the crude oil industry and the numerous accidents in Canada and the USA. These accidents have brought the whole railroad industry under scrutiny and leads management to believe that all invested parties will be taking future steps to increase their safety and environmental images which management believes will result in more business for the Company.

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

The Company has recently expanded quite rapidly due to the added demand generated from the crude oil sector. Revenues have grown steadily from $1,326,024 in Fiscal 2011 to $2,830,778 in our four month Transition Period to $13,131,387 in Fiscal 2013 to $23,816,809 in Fiscal 2014. Our product pricing has stayed fairly consistent but our volume of units sold has increased from period to period. The greatest increase in units sold has been realized in Fiscal 2014 as the OEM manufacturers have been receiving orders from crude oil producers for more hazardous tanker cars to move their product. The Company believes that this demand is growing and there is a change in orders to produce EPRV’s in stainless steel rather than carbon steel based on purchase orders the Company has received. The Company has started to see more orders for stainless steel EPRV’s in Fiscal 2013 and Fiscal 2014. This is evidenced by the gross profit increase to 40.4% for Fiscal 2013 and 46% in Fiscal 2014. The margin on stainless steel valves is better than the margin on the conventional carbon valve. As revenue has grown over the Reported Periods so have our gross profit margins. In Fiscal 2011 our margin was 24%; Fiscal 2012-25%; Transition Period-31.5% ; Fiscal 2013-40.4% and Fiscal 2014-46%. Our margins have grown due to economies of scale and also due to the recent change in the mix of EPRV’s that we are selling to a higher priced EPRV for the crude oil business. Our administrative costs have increased recently due to the added demand for our products. For Fiscal 2011 , Fiscal 2012, Fiscal 2013 and the Transition Period our monthly overhead costs were approximately $98,000 $147,000, $240,000 and $59,500 respectively. With the increased demand for our products our monthly overhead has increased to approximately $389,285 (excluding share-based payments) for Fiscal 2014. As previously stated this is due in large part to added staffing requirements as well as the added administrative costs for our expanding business. Our net income or loss is a result of the previous factors as we have no extraordinary gains or losses for any of the periods being discussed. The Company first showed a small profit for the Transition Period ($10,988) and showed significantly increased profits for Fiscal 2013 ($2,456,636) and Fiscal 2014 ($4,025,781). Prior to these reporting periods the Company had been incurring losses.

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

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

For Fiscal 2014, the Company reported net income of $4,025,781 ($0.09 per share) against revenue of $23,816,809 compared to a net income of $2,456,636 ($0.06 per share) against revenue of $13,131,387 for the year ended December 31, 2013. The Company’s gross profit percentage has increased to 46% as a result of greater sales of stainless steel EPRV’s in Fiscal 2014. Financial results are in line with business development budgets established by management.

Net income and comprehensive income for Fiscal 2014 was $4,025,781 after deductingnon-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $161,408, share based payments (Black-Scholes) of $417,401 and deferred income tax of $832,171.

Factors in the reported income for Fiscal 2014 include expenses of $128,806 (Fiscal 2013-$157,397) related to the lease costs of production and headquarter facilities in Downers Grove, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $440,600 (fiscal 2013-253,308). The Company started the current fiscal year with two engineers in this division but added two more engineers in Fiscal 2014. This has added to our design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2014 salaries and benefits stayed constant at $245,430 (Fiscal 2013 - $245,409). The Company employs five administrative people in this area as compared to four for the comparative period. Executive management contract fees have stayed constant between Fiscal 2013 and Fiscal 2014 at $540,000 per year. In addition, the Company paid a bonus to three senior operating officers totaling $694,767 for Fiscal 2014 and $269,434 for Fiscal 2013. This bonus was pursuant to each officers’ management contract. The Company’s consulting fees have risen to $460,680 for Fiscal 2014 (Fiscal 2013 - $339,552). During Fiscal 2014 the Company retained one investor relations party, one administrative support person and one web-site/communications consultant. In addition this account includes transfer agent and filing fees which rose due to our filings with the Securities and Exchange Commission and due to the listing of the Company’s common shares on the TSX in Canada and on the NYSE.

Business growth expenses included marketing costs of $571,990 (Fiscal 2013 - $371,687) and related travel costs of $290,400 for Fiscal 2014 (Fiscal 2013 - $223,019). The Company’s marketing efforts have increased substantially as reflected in our increased sales. For Fiscal 2014 the Company employed five full time marketing people whereas for most of Fiscal 2013 the Company employed three people in this capacity. Travel costs have risen with the added marketing efforts as the Company’s sales people are constantly travelling around the United States.

Share based expenses declined due to the grant of fewer share purchase options during Fiscal 2014. Share based expenses for Fiscal 2014 were $417,401 as compared to $743,756 during Fiscal 2013.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $225,481 for Fiscal 2014 (Fiscal 2013 - $167,929).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2014 were $626,704 (Fiscal 2013 - $372,402).

Year Ended December 31, 2013 Compared to Four Months Ended December 31, 2012

For Fiscal 2013, the Company reported net income of $2,456,636 ($0.06 per share) against revenue of $13,131,387 compared to a net income of $10,988 (Nil per share) against revenue of $2,830,778 for the four months ended December 31, 2012. The Company’s gross profit percentage has increased to 40.4% as a result of greater sales of stainless steel EPRV’s in the latter part of Fiscal 2013. Financial results are in line with business development budgets established by management.

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

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. As our business is expanding so have our administrative salaries and benefits. For Fiscal 2013 salaries and benefits rose to $245,409 (Transition Period - $58,876). The Company employs four administrative people in this area as compared to two for the comparative period. Executive management contract fees have risen from $146,727 in the Transition Period to $809,392 in Fiscal 2013. This rise is due to previously negotiated management contracts for the three senior operating officers of the Company. Fees for the Transition Period were $12,500 per month for each of the three senior operating officers. For Fiscal 2013 the fees were $12,500 for the first three months of the reporting period and $15,000 for the next nine months. In addition the Company paid a bonus to three senior operating officers totaling $269,434. This bonus was pursuant to each officers’ management contract. The Company’s consulting fees have risen to $339,552 for Fiscal 2013 (Transition Period - $74,083). During Fiscal 2013 the Company had retained two investor relations parties, one administrative support person and one web-site/communications consultant. In addition this account includes transfer agent fees as well as a one-time payment to a recruitment specialist.

Business growth expenses included marketing costs of $371,681 (Transition Period - $114,845) and related travel costs of $223,019 for Fiscal 2013 (Transition Period - $41,006). The Company’s marketing efforts have increased substantially as reflected in our increased sales. For Fiscal 2013 the Company employed three full time marketing people whereas for most of Transition Period we employed only one person in this capacity. Travel costs have risen with our added marketing efforts as our sales people are constantly travelling around the United States.

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

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business grows so will our insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2013 were $372,402 (Transition Period - $81,724).

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

As these two reporting periods cover different time frames it is more beneficial to examine different cost components on a monthly basis. Factors in the reported income for the Transition Period include expenses of $29,406 ($7,351 per month) (Fiscal 2012 - $117,617, $9,801 per month) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas. Monthly costs dropped as we vacated a small rented location during the Transition Period. On-going industrial product design and development costs of $36,802 ($9,200 per month) as compared to Fiscal 2012-$155,073 ($12,922 per month) were incurred. The expense for 2012 was higher as we not only had one engineer being charged to this account but the Company incurred a one-time charge of $26,250 to a Colorado engineering firm for work on our Manway Securement System.

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

The Company’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company is confident that the demand for our current EPRV products and new KKM technology will continue to improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds will grow steadily during 2015 and growth in that area should provide us with steady growth in sales revenue. As such management expects that the demand on our liquidity and capital resources will increase in a material way in the short term. The Company is very fortunate to have negotiated very favorable payment terms with its largest customers and this will ease some of the added burden on our liquidity and capital resources.

As at the end of Fiscal 2014 there were no material commitments for capital expenditures. During 2014 the Company completed the construction of a new 44,000 square foot building for a cost of $2,700,000.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of its products, and the exercise of warrants and incentive stock options. During 2014 the Company raised $3,340,433 from the exercise of 1,431,426 share purchase warrants and $714,840 from the exercise of 795,000 share purchase options, If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet its future financial obligations and its operations may be adversely affected.

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

December 31, 2014 Compared to December 31, 2013

At December 31, 2014 the Company had cash and cash equivalents in the amount of $9,895,463; accounts receivable of $2,850,180; prepaid expenses of $58,432 and inventory of $4,161,506 compared to cash and cash equivalents in the amount of $4,462,531; accounts receivable of $1,259,340; prepaid expenses of $71,696 and inventory of $2,139,750 at December 31, 2013.

The working capital position of the Company at December 31, 2014 was $12,868,325 which includes $709,954 due to related parties compared to a working capital position of $7,447,170 which includes $284,847 due to related parties at December 31, 2013.

Total assets grew to $20,696,182 at December 31, 2014 up from $9,283,388 at December 31, 2013. At December 31, 2014, the Company had no interest bearing long-term liabilities or debt.

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

The Company has spent the following amounts on research in recent years: $440,600 during Fiscal 2014, $253,308 during Fiscal 2013, $36,802 during the Transition Period, $155,073 during Fiscal 2012, and $110,922 during Fiscal 2011.

D.	Trend Information

The Company is currently experiencing rapid growth in sales and profitability due to the increasing demand placed on the railroad industry as a result of developments in the oil and gas transportation business. The controversy over pipelines has helped our business immensely and we expect the demand to remain high for years to come. The Company expects to generate revenue of approximately $36,000,000 during the year ended December 31, 2015 and expects its margins to remain around 46% which would be consistent with recent financial reporting periods. The Company’s gross revenue for the year ended December 30, 2014 was $23,816,809. The Company is not aware of any events that may materially affect our business with the exception of the ever growing interest by OEM producers and shipping companies in our KKM system. The Company is expecting to receive significant orders in 2015. This is expected to generate greater revenues and increase our margins. There is no guarantee, however, that revenues will increase or that expectations in this regard will be met. See “Risk Factors”. Currently the Company is capable of meeting the expected increase in demand.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2014 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at December 31, 2014.

G.	Safe Harbour

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director, President and CEO	President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988.
Richard Lee	CFO	CFO of the Company since April 8, 2010 and self-employed businessman.
William Troy	Director and Audit Committee Member	Businessman
Neil Gambow	Director, COO, CEO of Kelso USA and CEO of Kelso Innovative	CEO of Kelso Innovative from June 21, 2012 to Present; President and CEO, Kelso USA from November 2007 to present; President, Nexnine LLC a consultancy business since November 2006.
Peter Hughes	Director and Audit Committee Member	Self-employed businessman. Director of Broome Capital Inc. (BCP.P – TSXV) and Naturally Splendid Enterprises Ltd. (NSP – TSXV).
Anthony Andrukaitis	Director, Executive Vice President Business Development	Independent Business Consultant; Chief Operations Officer of Trinity
Industries, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July
2004 to March 2009.
Phil Dyer(1)	Director and Audit Committee Member	Businessman. President of LegacyTexas Bank Plano, Texas from November 1996 to January of 2015. Former mayor of Plano, TX, having served from 2009 to 2013.

(1)	Mr. Dyer was appointed to the Board of Directors of the Company on January 2, 2015

James R. Bond (61 years) – President, CEO and Director

Mr. Bond has been director President and CEO of the Company since April 7, 2010. Mr. Bond is the President of Bondwest Enterprises Inc., a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 35 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries.

Richard Lee (59 years) – CFO

Mr. Lee has been our CFO since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelor’s degree in Commerce. In addition he is a Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 25 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.

William Troy (73 years) – Director

Mr. Troy has been a director of the Company since November 21, 2005 and is a member of our Audit Committee. My. Troy has 35 years of business experience including operating and managing several multi-modal transportation companies in the Pacific Northwest and Alaska. Most recently he was owner and CEO of a major northwest regional trucking company that provided agricultural and liquid trucking contract services for several Fortune 500 companies. Mr. Troy has a B.A. and an M.B.A. from the University of Oregon.

Neil Gambow (69 years) – Director, CEO Kelso USA and CEO Kelso Innovative

Mr. Gambow has been a director of the Company since December 28, 2009. Mr. Gambow has served as CEO of Kelso Innovative (engineering industrial designs and distribution plans for patented Kelso Klincher™) since June 21, 2012 and as President and CEO of Kelso USA (sales and marketing of pressure relief valves and manways) since November 2007. Mr. Gambow is the former President of Midland Manufacturing, a subsidiary of the Dover Corporation, a US Fortune 500 company. Midland produces valves and valve-related products for the North American rail tank car market. He is a key executive for Kelso responsible for the business development of the technologies of the company. Mr. Gambow is based in Chicago, Illinois and is focused on the growth of sales, marketing and production operations.

Peter Hughes (53 years) - Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of our Audit Committee. Mr. Hughes has 25 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President, CEO and a director of Broome Capital Inc., a capital pool company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Anthony Andrukaitis (60 years) – Director

Mr. Andrukaitis has been a director of the Company since August 24, 2011 and was a member of the Audit Committee until January 2, 2015. Mr. Andrukaitis was appointed Executive Vice President Business Development of the Company on January 2, 2015. Mr. Andrukaitis has served as Chief Operations Officer of Trinity Industries, Inc. (Holding company providing products and services to industrial, energy, transportation, and construction sectors) July 2004 – March 2009. Mr. Andrukaitis has over 25 years of senior corporate management experience in finance, accounting, strategic planning, business development and turn-around activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Phil Dyer (63 years) – Director

Mr. Dyer has been a director of the Company since January 2, 2015 and is a member of the Audit Committee. Mr. Dyer held the position of President of the LegacyTexas Bank, Plano Texas, from November 1996 to January of 2015. Mr. Dyer is also the former mayor of Plano, Texas having served from 2009 to 2013. Mr. Dyer holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.

Family Relationships

There are no family relationships between any of our directors and senior management listed above.

B.	Compensation

During Fiscal 2014, the Company’s directors and members of its administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Year Ended	Salary ($)	Option– based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	December 31, 2014	$179,986	N/A	$231,589	$411,575
Richard Lee CFO	December 31, 2014	$179,986	N/A	$231,589	$411,575
Neil Gambow Director, COO, CEO Kelso USA and CEO Kelso Innovative	December 31, 2014	$179,986	N/A	$231,589	$411,575
William Troy Director	December 31, 2014	N/A	N/A	N/A	N/A
Peter Hughes Director	December 31, 2014	N/A	N/A	N/A	N/A
Anthony Andrukaitis Director, Executive Vice President Business Development	December 31, 2014	N/A	N/A	N/A	N/A
Phil Dyer Director	December 31, 2014	N/A	N/A	N/A	N/A

(1)	Mr. Dyer was appointed to the Board of Directors of the Company on January 2, 2015.

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

The Company entered into an employment agreement with Neil Gambow effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of Kelso USA . The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $15,000 per month for the term of the agreement. Mr. Gambow is eligible to receive a bonus based upon the performance of the Company.

Stock Option Plan

Pursuant to the policies of the TSX, the Company is required to adopt stock option plan prior to granting incentive stock options and, accordingly, the Company has adopted a stock option plan (the “Option Plan”). The purpose of the Option Plan is to ensure that the Company is able to provide an incentive program for directors, officers, employees and persons providing services to the Company (the “Optionee”) that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

The maximum aggregate number of common shares that may be reserved for issuance pursuant to the Option Plan shall be a rolling number of common shares equal to 10% of the total issued and outstanding common shares of the Company from time to time. Any common shares in respect of which previously granted options have been exercised shall not be deducted from the number of common shares reserved for issuance under the Option Plan and shall again be available for grant under the Option Plan. In addition, the aggregate number of common shares which may be reserved for issuance pursuant to the Option Plan or any other share compensation arrangement (pre-existing or otherwise) to any one participant under the Option Plan within a one-year period shall not exceed 5% of the common shares (on a non-diluted basis) outstanding at the time of the grant. The maximum number of common shares which may be issued to insiders within any one year period under the Option Plan or under any other share compensation arrangement taken together shall not exceed 10% of the common shares outstanding from time to time.

The exercise price of any option granted under the Option Plan is to be determined from time to time by the Board but in any event shall be no lower than the last closing price of the Company’s shares before the grant of options. The Board, or a committee appointed for such purposes, also has the authority under the Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions. Options issued to any Optionee providing investor relations services to the Company must vest (and not otherwise be exercisable) in stages over a minimum of twelve months with no more than one quarter of the options vesting in any three month period, and will expire within a maximum of thirty days after the Optionee ceases to be employed by the Company.

The term of options granted under the Option Plan shall not exceed ten years from the date of grant, and all options granted under the Option Plan are not transferable other than by will or the laws of dissent and distribution. If an Optionee ceases to be an Oprionee for any reason whatsoever other than death or termination for cause, each option held by such Optionee will cease to be exercisable the earlier of 90 days following the termination date (being the date on which such Optionee ceases to be an Optionee) and the original expiry date of such option. If an Optionee dies, the legal representative of the Optionee may exercise the Optionee's options within one year after the date of the Optionee's death but only up to and including the original option expiry date.

If at any time the expiry of the term of an option should be determined to occur either during a period in which the trading of common shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, then the expiry date (and the option term) of such option shall be automatically extended to the tenth trading day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

The Directors and Senior Management are eligible to participate in the Option Plan. The Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Option Plan. The Board can amend the terms of the Option Plan, provided that, among other things, no such amendment may be made that would increase the maximum aggregate number of common shares available for issuance as options or that would affect the terms of any previously granted stock option unless the Company receives shareholder approval for such amendment in accordance with the policies of the TSX.

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2014:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James R. Bond(1)	300,000 100,000 100,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$1,956,000 CAD$618,000 $443,000
Richard Lee(1)	230,000 100,000 100,000	CAD$0.24 CAD$0.58 $1.45	June 2, 2015 July 22, 2016 March 31, 2017	CAD$1,499,600 CAD$618,000 $443,000
Neil Gambow(1)	100,000 200,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$618,000 $866,000
William Troy(1)	100,000 100,000	CAD$0.24 $1.45	October 4,2015 March 31, 2017	CAD$652,000 $443,000
Peter Hughes(1)	15,000 150,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$92,700 $664,500
Anthony Andrukaitis(1)	100,000 50,000	CAD0.58 1.45	August 24, 2016 March 31, 2017	CAD618,000 221,500
Phil Dyer(2)	N/A	N/A	N/A	N/A

(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2014being CAD$6.76 and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2014 of USD 1.1601 [CAD 0.8620].

(2)	Mr. Dyer was appointed to the Board of Directors of the Company on January 2, 2015.

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

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during Fiscal 2014.

C.	Board Practices

Term of Office

Each director of the Company holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

See “Employment Agreements” and “Termination and Change of Control Benefits” above for particulars of certain directors’ service contracts with the Company and its subsidiaries, as applicable. Other than as disclosed herein, the Company does not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The Company currently has three standing committees, the audit committee, the corporate governance and nominating committee and the compensation committee.

Audit Committee

The current members of the audit committee are Peter Hughes (Chairman), William Troy and Phil Dyer. Mr. Andrukaitis resigned from the Audit Committee on January 2, 2015 at which time Mr. Dyer was appointed. As defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrator, William Troy, Peter Hughes and Phil Dyer are independent meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

•	review the financial reporting process to ensure the accuracy of the financial statements of the Company;
•	assist the Board to properly and fully discharge its responsibilities;
•	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	evaluate the independent auditor's qualifications, performance and independence;
•	facilitate the independence of the independent auditor;
•	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	review the processes to monitor compliance with laws and regulations.

Compensation Committee

The principal purpose of the Compensation Committee is to implement and oversee compensation policies approved by the Board. The duties and responsibilities of the Compensation Committee include, without limitation, the following:

a)	to recommend to the Board compensation policies and guidelines for the Company; and

b)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Company, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The Company has adopted a formal written mandate for the Compensation Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 "Corporate Governance Guidelines" and the applicable NYSE rules. The current members of the Compensation Committee are Messrs. Hughes, Troy and Andrukaitis.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All of the members of the Compensation Committee have or have had senior level executive and director positions in both private and public companies, and therefore have a good understanding of how compensation works and how to motivate staff. All of the members have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource sector provides them with the understandings of the Company’s success factors and risks which is very important when determining the metrics for measuring success.

The Board appoints the members of the Compensation Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Company’s Shareholders. The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the committee.

The Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the Compensation Committee determines. The Compensation Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel or advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s shareholders.

The Corporate Governance and Nominating Committee also has the responsibility of proposing nominees for director. The Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

a)	Develop and monitor the Company’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer this process.
b)	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.
c)	Review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the Chief Executive Officer.
d)	Review with the Board, on a regular basis, the methods and processes by which the Board fulfils its duties and responsibilities, including without limitation:
i.	the size of the Board;
ii.	the number and content of meetings;
iii.	the annual schedule of issues to be presented to the Board at its meetings or those of its committees;
iv.	material which is to be provided to the directors generally and with respect to the meetings of the Board or its committees;
v.	resources available to the directors; and
vi.	the communication process between the Board and management.
e)	Review and, as necessary, authorize a committee or an individual director to engage separate independent counsel and/or advisors at the expense of the Company in appropriate circumstances.
f)	Make recommendation to the Board regarding changes or revisions to the Board’s Corporate Governance Guidelines;
g)	Evaluate and make recommendations to the Board concerning the appointment of directors to the committees and the selection of Board committee chairs;
h)	Annually evaluate and report to the Board on the performance and effectiveness of the Board and its committees;

i)

Annually, in conjunction with the Chief Executive Officer, evaluate the performance of the Company’s management (other than the Chief Executive Officer). Conduct an annual review of succession planning and report its findings and recommendations to the Board;

j)	Evaluate and lead the Board’s annual review of the Chief Executive Officer’s performance; and
k)	Annually review and evaluate its performance.

The Corporation has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be "independent directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 "Corporate Governance Guidelines" and the applicable NYSE MKT rules. Each member will have skills and/or experience which are relevant to the mandate of the Committee. The current members of the Corporate Governance and Nominating Committee are Messrs. Hughes, Troy and Andrukaitis

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Corporation. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the committee.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The Corporate Governance and Nominating Committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

D.	Employees

As at December 31, 2014, the Company had approximately 42 employees, including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and North Delta, British Columbia. There has been no significant change in the number of employees since December 31, 2014. As at the date of this filing, the Company’s employees are not unionized and all employees are full-time. As at December 31, 2013, the Company had approximately 35 employees, including employees of its subsidiaries (December 31, 2012 - 30).

E.	Share Ownership

As of December 31, 2014, our directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,042,500 (2)	2.29%	500,000(2)
William Troy Director	1,014,531(3)	2.24%	200,000(3)
Neil Gambow Director, COO CEO Kelso USA and CEO Kelso Innovative	367,169(4)	0.81%	300,000(4)
Peter Hughes Director	1,000(5)	0.002%	165,000(5)

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Anthony Andrukaitis Director and Executive Vice President Business Development	129,500(6)	0.28%	150,000(6)
Phil Dyer(7) Director	N/A	N/A	N/A
Richard Lee CFO	23,900(8)	0.05%	430,000(8)

(1)	Based on 45,246,752 common shares issued and outstanding as at December 31, 2014.
(2)

Mr. Bond holds 267,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 150,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 500,000 stock options exercisable into Common Shares that are not included in the total.

(3)	Mr. Troy also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(4)	Mr. Gambow also holds 300,000 stock options which are exercisable into Common Shares, on a one-for-one basis.
(5)	Mr. Hughes holds 165,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Andrukaitis holds 150,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Mr. Dyer was appointed to the Board of Directors of the Company on January 2, 2015.
(8)	Mr. Lee holds 430,000 stock options which are exercisable into Common Shares, on a one-for-one basis.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

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

As at December 31, 2014, the registrar and transfer agent for the Company reported that there were 45,246,752 common shares of the Company issued and outstanding. Of these, 41,477,109 were registered to Canadian residents (13 recorded shareholders), 3,708,215 were registered to residents of the United States (26 recorded shareholders) and 11,428 were registered to residents of other foreign countries (1 recorded shareholders).

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

For Fiscal 2014, management fees for our Company were $1,243,763 (Fiscal 2013-$809,392;Transition Period- $146,727; Fiscal 2012 - $392,490; Fiscal 2011 - $258,193). As at December 31, 2014, amounts due to related parties, which are unsecured and have no interest is $709,954 (2013- $203,847) consisting of $694,767 (2013 -$269,434) for management bonus payment due not later than five months after the year end and $15,187 (2013 - $15,413) for reimbursement of expenses to a director of the Company. These expenses are due on demand.

Share based payments (calculated using the Black-Scholes option pricing model) were Nil for Fiscal 2014 ($340,000 for Fiscal 2013; Transition Period - $Nil; Fiscal 2012 - $17,071All related party transactions during Fiscal 2014, Fiscal 2013, the Transition Period, and Fiscal 2012 were in the normal course of operations and were measured at their fair value.

Other than as disclosed in this annual report and the financial statements attached hereto and other than in the ordinary course of business, since the beginning of our preceding three financial years, there have been no transactions or loans between the Company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over the Company;

(c)	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)

audited consolidated financial statements for the year ended December 31, 2014 including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position as at December 31, 2014 and 2013, consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years December 31, 2014 and 2013, four months ended December 31, 2012 and year ended August 31, 2012; and

(b)

audited consolidated financial statements for the year ended December 31, 2013 including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position as at December 31,2013 and 2012, changes in equity for the year ended December 31, 2013, four months ended December 31, 2012 and year ended August 31, 2012, consolidated statements of operations and comprehensive loss and cash flows for the year ended December 31, 2013, four months ended December 31, 2012 and years ended August 31, 2012 and 2011; and

(c)

audited consolidated financial statements for the four months ended December 31, 2012 and the year ended August 31, 2012, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows ; and

(d)

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

Policy on Dividend Distributions

On April 2, 2014, the Company announced the declaration of an annual cash dividend of $0.01 per share payable in cash on April 30, 2014 to shareholders of record at the close of business on April 15, 2014 (the “2014 Annual Dividend”).

The Company’s Board of Directors may give consideration on an annual basis to the payment of future dividends. The amount of any future annual dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Board is, however, under no obligation to declare dividends and the declaration of dividends is wholly within their discretion. Further, the Company’s Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared.

Significant Changes

We are not aware of any significant change that has occurred since December 31, 2014 that has not been disclosed in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of our common shares for the five most recent full financial years on the TSX and NYSE were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2014	7.32	3.11	6.73	2.77
December 31, 2013	3.46	0.58	3.33	0.5875
December 31, 2012(3)	0.68	0.51	0.66	0.528
August 31, 2012	0.72	0.485	0.72	0.488
August 31, 2011	0.78	0.155	0.7386	0.0097
August 31, 2010	0.27	0.015	0.2215	0.0097

Note:

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE on October 14, 2014 prior to which they traded on theOTCQX International under the symbol “KEOSF”.
(3)	Effective December 31, 2012, the Company changed the fiscal year end from August 31 to December 31. Information in this row is for the four month period from September 1, 2012 to December 31, 2012.

Full Financial Quarters (two most recent full financial years)

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE were as follows:

Quarter Ended	TSX(1) (Canadian dollars, $)		NYSE(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2014	6.98	5.61	6.24	5.03
September 30, 2014	7.15	5.22	6.54	4.81
June 30, 2014	7.32	4.80	6.73	4.13
March 31, 2014	4.68	3.01	4.20	2.77
December 31, 2013	3.46	1.95	3.33	1.92
September 30, 2013	2.39	0.97	2.30	0.9246
June 30, 2013	1.06	0.83	1.03	0.832
March 31, 2013	0.95	0.58	0.914	0.5875

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”.

Most Recent 6 Months

The high and low market prices of our common shares for each month for the most recent six months on the TSX and NYSE were as follows:

Month Ended	TSX(1) (Canadian dollars, $)		NYSE (2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2014	6.95	6.12	6.21	5.25
November 30, 2014	6.98	6.36	6.24	5.54
October 31, 2014	6.84	5.61	5.96	5.03
September 30, 2014	6.47	5.22	5.96	4.81
August 31, 2014	6.98	6.20	6.49	5.80
July 31, 2014	7.15	6.10	6.54	5.60

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”).

Transfers of Common Shares

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc. with transfer facilities in Vancouver and Toronto.

Computershare Trust Company, Denver, Colorado, serves as co-transfer agent and co-registrar for the Company’s shares in the US.

Requests for information should be directed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1. Telephone 1 800 564 6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514 982 7555 (international direct dial).

B.	Plan of Distribution

Not applicable.

C.	Markets

The Common Shares are publicly traded on the TSX under the symbol “KLS”, and on the NYSE under the symbol “KIQ”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from our Registration Statement on Form 20-F filed on filed on August 29, 2013, as amended on October 23, 2013, November 21, 2013 and December 3, 2013.

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

3.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was re-approved by the shareholders of the Company on June 4, 2014 and by the TSX as part of the Company’s approval for the listing of its common shares. A copy of the shareholder rights plan is available under the Company’s profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

4.

The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 4, 2014. A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

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

6.

Effective January 1, 2014, the Company entered into an employment agreement with Richard Lee, the CFO of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $15,000 per month for the term of the agreement. Mr. Lee is eligible to receive a bonus on the performance of the Company.

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

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by the Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of the Company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•	the non-resident holder;
•	persons with whom the non-resident holder did not deal at arm’s length; or
•	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents are available under the Company’s profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company’s website at www.kelsotech.com. Copies of such documents may also be viewed by appointment during normal business hours at our registered and records office being the offices of Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

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

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto as at December 31, 2014 was $9,895,463 (December 31, 2013 - $4,462,531).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto as at December 31, 2014 was $2,850,180 (December 31, 2013 - $1,259,340). The Company’s concentration of credit risk for accounts receivable with respect to Customer A (see note 15 to audited annual financial statements for the year ended December 31, 2014) as at December 31, 2014 was $987,819 (December 31, 2013 - $342,650), while Customer B was $305,730 (December 31, 2013 – $638,777).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company had $9,895,463 (December 31, 2013 - $4,462,531) of cash to settle current liabilities with the following due dates: accounts payable of $2,412,302 (December 31, 2013 - $201,300); management bonus payable of $694,767 (Fiscal 2013-$269,434); taxes payable of $975,000 (Fisal 2013-$Nil) and; due to related party balance of $15,187 (Fiscal 2013-$15,413). All payables are due within a year.

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

As at December 31, 2014 and December 31, 2013, the Company’s net exposure to foreign currency risk is as follows (in USD):

	As at December 31, 2014	As at December 31, 2013
Net Assets	$5,696,267	$3,256,557

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $570,000 (December 31, 2013 - $330,000) foreign exchange loss or gain in the consolidated statements of operations.

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

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was re- approved by the shareholders of the Company on June 4, 2014 and by the TSX as part of its approval of the listing of the common shares of the Company. The purpose of the shareholder rights plan is to: (a) ensure, to the extent possible, that all holders of the Common Shares of the Company and the Board have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid: (c) encourage the fair treatment of the Company’s securityholders in connection with any takeover bid made for the Common Shares; and (d) generally to assist the Board in enhancing shareholder value. One right as been issued in respect of each issued Common Share of the Company.

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

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of December 31, 2014, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective, as of the end of the fiscal year, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Accounting Standards Board (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Attestation Report of the Registered Public Accounting Firm

Because the Company is an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, our management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

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

B.	Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was amended and adopted by the Board of Directors on March 23, 2015 that applies to all of the Company’s directors and employees, including the Company’s principal executive officer and principal financial officer. The full text of the Company’s Code of Business Conduct and Ethics is available under the Company’s profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company’s website at www.kelsotech.com.

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

Our current independent public accountants provided audit and other services during the fiscal year ended December 31, 2014 and the fiscal year ended December 31, 2013:

	December	December
	31, 2014	31, 2013
	($)	($)
Audit Fees	60,000	58,000
Audit-Related Fees	2,500	12,320
Tax Fees	N/A	N/A
All Other Fees	N/A	N/A
Total Fees	62,500	70,320

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

C.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

D.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F.	Change in Registrants Certifying Account

Not applicable.

G.	Corporate Governance

Not applicable.

H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements for the year ended December 31, 2014 including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position as at December 31, 2014 and 2013, consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years December 31, 2014 and 2013, four months ended December 31, 2012 and year ended August 31, 2012.Financial Statements.

Item 18.

See “Item 17. Financial Statements”.

Item 19.	Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2014(4)
10.02	Professional Services Agreement with Richard Lee dated January 1, 2014(4)
10.03	Professional Services Agreement with Neil Gambow dated January 1, 2014(4)
10.04	Stock Option Plan(1)
10.05	Lease Agreement with Bonham Associates Management Ltd. dated November 1, 2012(1)
10.06	Sale and Purchase Agreement with James Wilson Company dated November 28, 2012(1)
10.07	Consulting Agreement with James Wilson dated November 28, 2012(1)
10.08	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.09	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.10	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
11	Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries(1)
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2014(4)
99.1	Audited annual financial statements for the year ended December 31, 2013(3)
99.1	Audited annual financial statements for the four months ended December 31, 2012 (2)
99.2	Audited annual financial statements for the year ended August 31, 2012(1)
99.3	Audited annual financial statements for the year ended August 31, 2011(1)

(1)	Incorporated by reference from the applicable exhibit to our registration statement on Form 20-F filed on August 29, 2013.
(2)	Incorporated by reference from the applicable exhibit to our registration statement on Form 20-F/A Amendment No. 2 filed on November 21, 2013.
(3)	Incorporated by reference from the applicable exhibit to our Form 6-K filed on March 31, 2014.
(4)	Incorporated by reference from the applicable exhibit to our Form 20F filed on March 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By:	/s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2015

By:	/s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: March 31, 2015