Form 20-F
period 2015-12-31
KELSO TECHNOLOGIES INC
filed 2016-03-31
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report N/A

For the transition period from N/A to N/A

Commission file number 001-36685

KELSO TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

13966 18B Avenue, Surrey, British Columbia V4A 8J1, Canada
(Address of principal executive offices)

James R. Bond, CEO
13966 18B Avenue
Surrey, British Columbia V4A 8J1, Canada
Telephone: 250.764.3618
Email: bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Bernard Pinsky
Clark Wilson LLP
Suite 900 – 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C 3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314

-ii-

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Common Shares Without Par Value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Nil
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

46,071,752 common shares without par value outstanding on December 31, 2015.
There were no Class A non-cumulative preference shares outstanding on December 31, 2015.

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
[ X ] YES [   ] NO

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

-iii-

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

-i-

-ii-

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

William Troy Director and Audit Committee Member Neil Gambow Director, Managing Director Corporate Development and former Chief Operating Officer(1)

As an independent director, Mr. Troy supervises the Company’s management and helps to ensure compliance with our corporate governance policies and standards. As a director, Mr. Gambow supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As Managing Director Corporate Development, Mr. Gambow is responsible for the daily operations of the Company’s plant in Bonham, TX as well as the development, sales, marketing and engineering of the Company’s products.

Peter Hughes Director and Audit Committee Member	As an independent director, Mr. Hughes supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Anthony Andrukaitis Director and Executive Vice President Business Development and Chief Operating Officer(1)

As a director, Mr. Andrukaitis supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As Vice President Business Development and COO, Mr, Andrukaitis is responsible for the daily operations of the Compny’s plant in Bonham, Texas andwill continue to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.

Name and Office Held	Function
Phil Dyer Director and Audit Committee Member	As an independent director, Mr. Dyer supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
John R. O’Neill Director	As an independent director, Mr. O’Neill supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Richard Lee Chief Financial Officer	As our Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all of the financial aspects of the Company’s business.

(1)

On March 1, 2015 Mr. Gambow resigned as Chief Operating Officer of the Company and was appointed Managing Director Corporate Development. Mr. Andrukaitis was appointed Chief Operating Officer of the Company on March 1, 2016.

The business address for our directors and officers is 13966 18B Avenue, Surrey, British Columbia, Canada V4A 8J1.

Advisers

The Company’s legal advisers are Clark Wilson LLP with a business address at 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

Auditors

The Company’s current auditors are Smythe CPA, Chartered Professional Accountants, with a business address at 700 – 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. Smythe CPA, Chartered Professional Accountants, are members of the Institute of Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe CPA, Chartered Professional Accountants were first appointed as the Company’s auditors on November 16, 2009.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2015, 2014 and 2013 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Effective December 31, 2012, we changed our fiscal year end from August 31st to December 31st. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects” beginning at page 25 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2015 (audited) ($)	Year ended December 31, 2014 (audited) ($)	Year ended December 31, 2013 (audited) ($)	Four months ended December 31, 2012 (audited) ($)	Year ended August 31, 2012 (audited) ($)
Revenues	18,910,122	23,816,809	13,131,387	2,830,778	2,233,807
Gross Profit	5,100,129	10,924,325	5,305,207	893,171	560,373
Net (Loss)/Income and Comprehensive (Loss)/Income	(2,510,826)	4,025,781	2,456,636	10,988	(1,276,827)
Basic and Diluted (Loss)/Earnings per Share	(0.05)	0.09	0.06	0.00	(0.04)

Statement of Financial Position Data	As at December 31, 2015 (audited) ($)	As at December 31, 2014 (audited) ($)	As at December 31, 2013 (audited) ($)	As at December 31, 2012 (audited) ($)	As at August 31, 2012 (audited) ($)
Assets	16,157,689	20,696,182	9,283,388	4,319,482	2,689,346
Current Liabilities	2,550,970	4,097,256	486,147	283,042	763,773
Shareholders’ Equity/(Deficiency)	13,606,719	16,598,926	8,797,241	4,036,440	1,925,573
Common Shares	22,515,140	22,141,417	18,086,144	16,073,471	14,495,094
(Deficit)/Retained Earnings	(11,806,569)	(7,918,089)	11,507,420	(13,964,056)	(13,975,044)
Outstanding Common Shares	46,071,752	45,246,752	43,020,326	39,990,583	36,659,583

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although the Company had a positive working capital in the amount of $10,099,390 as at December 31, 2015, the Company may, from time to time, report a working capital deficit. The Company reported a net loss and comprehensive loss for the year ended December 31, 2015 of $2,510,826, net income and comprehensive income for the fiscal year ended December 31, 2014 of $4,025,781, December 31, 2013 of $2,456,636. To maintain its activities, the Company may require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that the Company will be successful in obtaining such additional financing; failure to do so could result in the inability of the Company to develop new products, meet production and delivery demands and continue its operations.

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

Although the Company is optimistic about its future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of its revenue. In particular, the Company is dependent on four major corporations as customers. The sales to these four customers (Customer A, B, C and Customer D) exceeded 10% of the Company’s revenues during the years ended December 31, 2015, 2014 and 2013. During the year ended December 31,2015 the Company had $18,910,122 of revenues of which sales of $8,555,088 were from Customer A, sales of $2,045,215were from Customer B, sales of $3,196,253 were from Customer C abd sales of $1,959,883 were from Customer D. During the year ended December 31, 2014 the Company had $ $23,816,809 of revenue of which sales of $14,997,197 were from Customer A and sales of $3,180,348 were from Customer B. During the year ended December 31, 2013, the Company had $13,131,387 of revenue of which sales of $8,782,478 were from Customer A and sales of $3,409,289 were from Customer B. Although Customers A, B, C, and D have displayed a pattern of consistent timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them based on purchase orders received. The Company expects that a limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

Products may not perform as well as expected.

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customers. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations. The Company maintains product liability insurance and commercial general liability insurance at levels which the Company believes are adequate based on the Company’s customer base and revenue from product sales. However, the amount of the Company’s insurance coverage may not be sufficient to cover future products claims. In 2015, the Company’s product liability insurance premiums were $338,719 for up to $2,000,000 of aggregate product liability insurance coverage and up to $1,000,000 of coverage per incident. In 2015, the Company’s commercial general liability insurance premiums were $94,975 for up to $2,000,000 aggregate coverage and $1,000,000 of coverage per incident.

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

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) and Managing Director Corporate Development and of the CEO of Kelso Technologies (U.S.A.) Inc. (“Kelso USA”) and Kelso Innovative Solutions Inc. (“Kelso Innovative”). The Company relies on the industry expertise and experience of its senior executives, and their working relationships with the Company’s employees, customers and relevant regulatory authorities. If one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

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

The Company has been organized under the laws of the Province of British Columbia, Canada. Although the Company’s assets are located in the United States, many of the Company’s officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and in some cases has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to effect service of process within the United States on the Company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

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

The Company is publicly traded on both the Toronto Stock Exchange and NYSE MKT. There is currently a limited market for the Common Shares and the Company can provide no assurance to investors that a liquid market will develop. If a market for the Common Shares does not develop, shareholders may not be able to resell the Common Shares that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company’s market segment and changes in earnings estimates by analysts may cause the price of the Common Shares to fluctuate substantially.

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

The Company’s registered office is located at Suite 900 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company’s corporate head office is located at 13966 18B Avenue, Surrey, British Columbia V4A 8J1. The Company’s head office telephone number is (250) 764-3618.

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

The Common Shares have been publicly traded on the Toronto Stock Exchange (the (“TSX”) under the symbol “KLS” since May 22, 2014, prior to which the Common Shares traded on the TSX Venture Exchange (“TSXV”). The Common Shares have traded on the NYSE MKT (“NYSE MKT”) under the symbol “KIQ” since October 14, 2014, prior to which the Common Shares traded on the U.S. OTCQX over the counter market (“OTCQX International”) under the symbol “KEOSF”.

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

General Development of the Business

General

The Company is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of non-hazardous and hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of non-hazardous and hazardous materials.

The Company currently offers approximately 60 products. The key products that the Company offers include a series of 47 types of EPRVs for pressure management; 4 types of KKMs; 4 types of bottom outlet valves (BOV), 4 types of vacuum relief valves (VRV) and 1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. See “Key Products” below for a description of the Company’s key products and “Markets” for the revenue generated from each key product. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

The Company recruited and appointed a new executive management team in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan, the new management team has since consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides services and technology to produce the products necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and grown sales and distribution of products to North American rail tank car manufacturers and retrofit/repair businesses. The Company’s revenues over the last eight quarters were as follows: $3,071,130 for the quarter ended December 31,2015,$4,370,567 for the quarter ended September 30,2015, $4,596,741 for the quarter ended June 30,2015, $6,871,684 for the quarter ended March 31,2015,$6,751,794 for the quarter ended December 31, 2014, $5,936,597 for the quarter ended September 30, 2014, $5,648,384 for the quarter ended June 30, 2014 and $5,480,034 for the quarter ended March 31, 2014. The Company’s net income/loss over the last eight quarters were as follows: net loss of $2,283,515 for the quarter ended December 31, 2015, net loss of $661,263 for the quarter ended September 30,2015, net income of $105,083 for the quarter ended June 30,2015, net income of $328,869 for the quarter ended March 31,2015,net income of $762,321 for the quarter ended December 31, 2014, net income of $959,039 for the quarter ended September 30, 2014, net income of $1,080,846 for the quarter ended June 30, 2014 and net income of $1,223,575 for the quarter ended March 31, 2014. The Company also believes that the management team has improved the Company’s business reputation and gained the confidence of the railroad and investment community by making deliveries on time and satisfying payment obligations on time, which was not always the case before the Company’s current management came on board.

The Company believes that it continues to build a quality brand in the railroad industry based on its reputation to create, develop, engineer and reliably supply technology and product solutions that address the demanding technology criteria of our railroad customers. The Company brings new technology to the railroad industry which has historically been slow to develop. Specifically, the Company designs products that are aimed at reducing the risks associated with transport of non-hazardous and HAZMAT commodities in the railroad industry, and the Company attempts to solve problems that have been persistent in the market for years. For example, the Company’s BOV design is a response to numerous industry requests to develop a better bottom outlet valve, and the Company believes its BOV design is an improvement on the standard bottom outlet valves. Two years ago, the Company asked several key customers about their needs. Several of these customers, including Trinity Industries, Inc. and Potash Corporation of Saskatchewan Inc., asked the Company when it was going to design a bottom outlet valve. Due to its AAR committee work, the Company also knew that the existing bottom outlet valves had leak problems and corrosion issues. When the Company announced its BOV design, several companies volunteered to do the service trial. In the past four years, the Company believes that it has successfully gained the railroad industry’s confidence, approval and their willingness to adopt its products as evidenced by increased revenues from sales and by AAR approvals and certifications for the Company’s products. There is no guarantee that the Company’s customers who have inquired about BOVs or that the companies who have volunteered to do the BOV service trials will purchase the Company’s BOV products.

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

On October 14, 2014 the common shares of the Company commenced trading on the NYSE MKT under the trading symbol “KIQ”.

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

2015

On January 2, 2015 Mr. Phil Dyer was appointed to the Board of Directors and Mr. Anthony Andrukaitis was appointed Executive Vice President of Business Development.

In April 2015, the Company declared an annual cash dividend of US$0.03 per share on outstanding common shares of the Company as of the record date of April 15, 2015. The dividend was paid on April 30, 2015.

On April 23, 2015 the Company completed the commercial design and internal testing of its new innovative bottom outlet valve (BOV). The Company has submitted the final required application information to the Association of American Railroads (AAR) for service trial testing and the eventual commercial approval of the BOV.

On June 4, 2015 the shareholders of the Company appoint John R. O’Neill to the Board of Directors at the annual general meeting held in Vancouver, British Columbia, Canada.

On June 23, 2015 the Company reported that the Association of American Railroads (AAR) has approved the Company’s new vacuum relief valve (VRV) design for commercial field trial testing. The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum preventing the implosion of the tank car.

On July 7, 2015 the Company announced that it has completed its production infrastructure to produce our Kelso Klincher® Manway (KKM) and the Company’s proprietary loading rack adaptors at volume levels that can meet the supply demands of tank car producers (OEM), shippers and tank car owners.

On August 18, 2015 the Company receives the approval of the Association of American Railroads (AAR) for the Company’s new bottom outlet valve (BOV) design for commercial field trial testing. Bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

On September 16, 2015 the Company established a Strategic Alliance (Alliance) with Carolina Seal Inc. (CSI) to offer the industry an unprecedented one year seal warranty program for the Company’s pressure relief valves (PRV). CSI is a long time supplier to the Company and an industry leader in engineered sealing solutions for containment equipment used in railroad systems. The one year warranty program will apply to all new orders. CSI will maintain an inventory of pedigree materials to support PRV new tank car installations, re-qualifications, retrofits, improvement orders and repairs. The Alliance is a key arrangement that strengthens our safety, reliability and technology innovation for our line of pressure relief valves. Carolina Seal is a founding member of the Ride Tight® Program with its partner VSP Technologies. The concept of the Alliance is to deliver outstanding value to customers with the first one year seal warranty ever offered in the rail industry.

On September 17, 2015 Canada’s preeminent media brand Canadian Business and PROFIT has ranked the Company third on its 27th annual PROFIT 500 list – the definitive ranking of 500 of Canada’s Fastest-Growing Companies.

On September 23, 2015 the Company establishes an in-house inspection and re-certification service for our pressure relief valves (PRV) due to high customer demand. It is customary in the railway industry that every 5 years a PRV in service should be inspected, repaired or retrofitted, and re-certified for commercial service.

On September 30, 2015 the Company announces that all participants in the service trials of the Company’s new vacuum relief valve (VRV) have installed the VRV and begun testing. The VRV is a device specifically designed to protect rail tank cars from the effects of excessive vacuum which can cause implosion of the tank car.

October 28, 2015 the Company received United States Patent Number: 9,163,738 for the unique design of the Company’s new high pressure constant-force spring pressure relief valve (HPRV) for specialized use in the “Pressure Tank Cars” category of the rail tank car market. The Company’s HPRV is a derivative of the Company’s existing PRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. The new HPRV will be offered in 225PSI, 247PSI, 280PSI, 300PSI and 330PSI ratings.

On December 2, 2015 the Company launches an innovative solution that will help address the challenges associated with sealing material identification. In conjunction with our previously announced Strategic Alliance with Carolina Seal Inc., seals used in Company’s pressure relief valves (PRV) will incorporate a “Compound Authentication Procedure” (CAP). The CAP is believed to be the first and only such procedure for seals in the rail industry today.

Capital Expenditures

The Company has no capital expenditures planned at this time nor does it have any divestitures planned.

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

The Company currently offers approximately 60 products. The key products that the Company offers include a series of 47 types of EPRVs for pressure management; 4 types of KKM manway securement systems, 4 types of bottom outlet valves (BOV), 4 types of vacuum relief valves (VRV); and 1 ETS product that address the technical requirements of load and unload operations and the containment of non-hazardous and hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has obtained patents for its EPRV (Patent No. 5,855,225) and KKM (Patent No. US 7,104,722 B2), but the patent for the Company’s ETS technology has expired. The Company has filed patent applications under non-Publication Requests for a new BOV design and for the DPRV. See “Risk Factors – Risks Relating to the Business” for additional information on patents for the Company’s product. See “Key Products” below for a description of the Company’s key products. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, receives feedback from key customers on new products to add to the Company’s catalogue and considers, and where appropriate incorporates, this customer feedback into product development decisions. The Company does not have any agreements with its customers in this regard.

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

The Common Shares are publicly traded on the TSX under the trading symbol “KLS” and on the NYSE MKT under the trading symbol “KIQ”.

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

The Company’s key products are the ETS, the BOV, the VRV, the KKM and the EPRV. Each of these key products is at the commercial production stage. The Company, through Kelso Innovative, continues to work on the development of new products and on finding new and economic applications for its existing products, including, for example, applications for the Company’s products in the trucking industry.

The Company’s total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited)	ETS (unaudited)	Key Product KKM (unaudited)	EPRV (unaudited)	Geographic Jurisdiction
					United States (unaudited)	Canada (unaudited)
December 31, 2013	$13,131,387	$64,975 (0.5%)	Nil (0%)	$13,066,412 (99.5%)	$13,131,387 (100%)	Nil (0%)
December 31, 2014	$23,816,809	$46,097 (0.2%)	151,027 (0.6%)	$23,569,460 (99.2%)	$22,875,589 (96%)	941,220 (4%)
December 31, 2015	$18,910,122	$5,480 (0%)	$1,678,092 (9%)	$17,226,550 (91%)	$16,950,239 (89.6%)	$1,959,883 (10.4%)

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

New additions to the M-1002 and Federal Regulations (CFR 49) in the US as well as Transport Canada regulations have been mostly driven by need to improve safety, protect the environment from accidental spills. The recent tragic accident~~s~~ at Lac Mégantic, Quebec and other incidents in several locations in Canada and the US have further driven regulations to improve safety all around as evidenced by the new regulations issued by Transport Canada and PHMSA in May 2015. These new regulations are the final rules covering construction requirements for tank cars carrying flammable commodities (DOT 117), timetables for phase–out of tank cars not meeting the new rules and management of high-hazard trains. The Company believes that these new rules provide opportunity for the company as new cars are built to replace older cars and some older cars are retrofitted to meet the new rules. These new rules were influenced by the AAR Tank Car Committee who convenes task groups to address tank car safety and use. The AAR Tank Car Committee has approximately 44 active task groups to address safety, environmental/social concerns of which Kelso is active on four.

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

Key Products

The Company currently offers approximately 60 products. The key products that the Company offers, as summarized below, include a series of 47 types of EPRVs for pressure management; 4 models of the KKM manway securement system, 4 Bottom Outlet Valve (BOV) models, 4 Vacuum Relief Valve (VRV) models; and 1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for its EPRV and KKM and has applied for patents on its BOV and VRV products. See “Risk Factors – Risks Relating to the Business”. In addition to current product offerings, Kelso Innovative continues to work on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

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
  the only proven high flow valve in market that is totally external, which limits exposure to chemicals or other corrosive substances transported in the tank car. Based on the Company’s knowledge, there is only one other totally external valve on the market that meets the high-flow requirement (a minimum flow of 27,000 scfm@75psi) which is an external helical spring valve sold by Fort Vale Manufacturing; there may be other manufacturers of external high flow valves that the Company is not aware of);
  technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube;
  the introduction of multiple springs, thus preventing the disruptions that occur with existing single-spring designs that become completely inoperable when the single spring fails;
  increased valve reliability due to little or no contact with non-hazardous and HAZMAT commodities;
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

  one bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets (the strap system design applies uniform force on the gaskets when they are drawn together to secure the lid, whereas the eye-bolts point load the gasket at each eye-bolt location which can crush the gasket during securement. The absence of eye-bolts on the Company’s KKM is obvious simply by looking at pictures of the old and new manways; since the Company’s KKM does not have eye-bolts the Company has eliminated them as a problem;
  eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts;
  eliminates relaxation of gaskets under eye-bolt location (the strap system uniformly loads the gasket which can cause a leak;
  reduces eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique, which can result in a $5,000 fine imposed by FRA for every loose eye bolt (loose eye-bolts have many causes including: failure by employees to tighten, improper torque procedure, damaged eye-bolt, much of which is due to employees not following procedures; we believe that our single-bolt design substantially reduces the risk of errors due to employee error; it is standard practice for an FRA field inspector to inspect for loose eye-bolts on a manway by climbing on top of a tank car, standing in the center of the manway and actually kicking each eye-bolt to see if it is loose; since the Company’s KKM does not have eye-bolts there is nothing for the field inspector to kick; the Company’s tee-bolt is protected by a handle and cannot be kicked as it is not accessible to the foot of the inspector standard AAR-approved gasket retention method with currently used hard and soft gaskets;

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration (this type of thread is typically used on ships where vibrations are constant; this is a well-known design feature of ACME threads);
  rigid collar at top of nozzle reduces risk of nozzle distortion;
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
  reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid; and
  the KKM comes in 3 models which include various levels of stainless steel construction for corrosion prevention to meet specific customer needs.

Kelso Tiger Tube™ - Eduction Technology (ETS)

The Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

Kelso Bottom Outlet Valve (BOV)

The Kelso quarter-turn ball-style BOV is designed to substantially improve field performance. Most general service tank cars have a quarter turn ball-style BOV with a stainless steel ball used for unloading the tank car. The existing deigns are plagued with problems with seal leaks due to debris contamination damage, damaged balls due to physical abuse or corrosion, leaks at the valve stem and excessive torque to open a valve. When a BOV experiences a leak, it must be removed from the tank car for repair. This is a costly operation that takes the tank car out of service for at least 45 days. The new Kelso ball-style BOV addresses these problems with new technologies:

  The ball is made from a high-strength ceramic material that is 10X harder than stainless steel which will virtually eliminate damage due to abuse.
  The ceramic material is very resistant to chemical attack thus virtually eliminating corrosion on the ball.
  The valve design includes a ceramic wiper that wipes the ball as it is rotated to remove debris contamination thus protecting the valve seals from damage.
  The valve stem is designed to use a spring-loaded seal that compensated for seal wear thus reducing the likelihood of a stem leak.
  The wiper action substantially reduces the torque to open and close the valve making it easier to operate.

The Kelso BOV is expected to substantially reduce the risk of a leak and offer tank car owners a more cost-effective product. The Kelso BOV is currently approved for AAR field service trial. Patent applications for the valve are in process.

Kelso Vacuum Relief Valve (VRV)

Most general service tank cars have a vacuum relief valve installed to prevent tank car implosion due to excessive vacuum in the tank car. This can be caused by using an evacuation pump to unload the car or temperature change on an empty tank car. The current designs use a very weak helical spring for actuation. This weak spring can allow the valve to open even during transit and suck in debris which contaminates the valve seal causing the leak. This has been a very severe problem especially on crude oil tank cars. Customers have pressed Kelso to design a VRV to address this problem.

The Kelso design uses its constant force spring technology to provide a stronger spring to reduce possible leaks. The spring is housed in a protected environment to protect it from the environment. The Kelso VRV is currently in AAR field service trials. Patent applications for the valve are in process.

Production and Services

The Company operates one 44,000 sq. ft. production facility and one 6,000 sq. ft. engineering development facility both in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR.

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

Marketing

The Company’s marketing professionals work directly with users of its products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for the Company’s products. The largest and most demanding is the rail tank car manufacturers, or OEMs, that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by the Company, but management has been making decisions about the operating matters of the Company based on the OEM market as OEMs constitute the largest portion of the Company’s customer base. Management has established key strategic relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada, both of which have requested that the Company participate in and present at FRA and Transport Canada training seminars throughout North America. The Company is a member of the AAR, Chlorine Institute, Canadian Rail Supply, the Canadian Association of Railway Suppliers and Railway Supply Institute (RSI) and management has established key strategic relationships with other influential members of the railroad community including the FRA and Pipeline and Hazardous Materials Safety Administration (PHMSA). These key strategic relationships have resulted in the Company coordinating its actions with FRA, and working especially with the FRA to ensure its products meet regulations and provide better technology. The Company believes that it is well connected to the Safety and HAZMAT sections of the Class I railroads, such as BNSF Railway, Union Pacific Railroad, Canadian National Railway, CSX and Canadian Pacific Railway, by virtue of the Company meeting with the Safety and HAZMAT security representatives for the Class I railroads. The Company has provided valves and manways to install on most of their training cars, and the Company joins them on customer and first-responder training sessions at their request.

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

Research and Development

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. Kelso Innovative works closely with non-hazardous and HAZMAT commodities stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. The Company expects some new products to be approved by the AAR in time for sales in 2016. Testing and development costs are not material. However, there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company’s pressure relief valve for high-pressure tank cars designed to carry liquefied compressed gas is currently in testing and applications are expected to be made to AAR for service trials in 2016. The Company’s BOV and vacuum relief valve are currently in field service trials. See “Business Overview”.

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

Competitive Conditions

The Company is an innovator in the design and supply of railroad service equipment and uses patented technology to develop proprietary commercial products. As at the date of this filing, the Company’s main competitors are Midland Manufacturing of Chicago, Illinois, Fort Vale and Union Tank Car Company of Chicago, Illinois. The Company believes its EPRV product line has advantages over the competitors’ internal and external pressure valve products offered by competitors as described under “Key Products”. ESI Inc., an independent firm based in Aurora, Illinois, which reviewed the Company’s KKM against competitive products determined that the Company’s KKM was the best available manway in its report dated May 6, 2013 titled “Hazard Analysis Kelso Technologies Klincher® Manway”. Competitive products may be forthcoming in the future but could be conditional based on their designs and may have to undergo lengthy service trials and applications to gain regulatory approvals from the AAR. This process could take two to three years to achieve, giving the Company a significant advantage. The Company holds patent rights to certain of its products and technologies. The Company takes its patent rights seriously and intends to vigorously defend any infringements on the Company’s patents.

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

Economic Dependence

The Company’s business is substantially dependent on Patent No. 5,855,225 for the Company’s EPRV technology which expired on January 29, 2016 and Patent No. US 7,104,722 B2 for its KKM technology which expires in 2023. See “Material Contracts”.

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

The Company currently services all five of the OEM producers of rail tank cars and is aware of the new tank car builder OEMs entering the market. Purchase orders from these and other customers continue to be submitted to the Company for its products. The Company’s purchase orders are subject to the general terms and conditions imposed by the Company. The general terms and conditions provide that all payments from customers are due and payable 30 days from the date of invoice, provided however, that the Company has the right to require payment before shipment or payment via letter of credit in the event that the Company determines the buyer is delinquent in payment or will exceed its credit limit. Orders in process are subject to cancellation charges as determined by the Company. The extent of work performed at the time of cancellation will govern the amount of the charge.

Employees

As at December 31, 2015, the Company has 42 employees (December 31, 2015 – 42 employees), including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and Surrey, British Columbia.

Reorganizations

In April 2010, the Company completed a reorganization of its management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of its Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of non-hazardous and HAZMAT commodities as well as rail safety. The primary regulatory body in the United States for the railroad transportation industry is U.S. Department of Transportation and its Federal Railroad Administration, PHMSA and in Canada is Transport Canada. The Company endeavours to develop all of its products and operate its business in compliance with all applicable government regulations and testing requirements. The Company certifies its products on an ongoing basis in accordance with AAR guidelines and government regulations. As the Company assembles its products rather than manufactures them, the Company is not subject to any environmental regulations other than the standard water and sewage regulations.

C. Organizational Structure

We have two wholly-owned subsidiaries, Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. See “Information on our Company – History and Development of Our Company”.

D.	Property, Plants and Equipment

The Company operates one production facility totaling approximately 44,000 square feet and one engineering development facility totaling 6,000 square feet both in Bonham, Texas. The Company also operates an administration office in Downers Grove, Illinois. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR. See “Business Overview” for additional information regarding our facilities, including a discussion of the productive capacity and extent of utilization of our facilities and products produced. To the best of our knowledge, there are no environmental issues that may affect our utilization of our assets.

As at December 31, 2015, the total carrying value for our property, plant and equipment was $3,396,893 (December 31, 2014: $3,396,922), the breakdown of which is as follows: land - $12,558 (December 31, 2014: $12,558), buildings - $2,762,440 (December, 2014: $2,859,616), leasehold improvements - $19,080 (December 31, 2014: $23,850), production equipment - $595,306 (December 31, 2014: $490,172), and vehicles - $7,509 (December 31, 2014: $10,726).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that our current space will handle all capacity issues in the year.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2015 (“Fiscal 2015”), December 31, 2014 (“Fiscal 2014”) and December 31, 2013 (“Fiscal 2013”) should be read in conjunction with our financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. Our financial statements for Fiscal 2015, Fiscal 2014 and Fiscal 2013 (collectively, the “Reported Periods”) were prepared in accordance IFRS.

In April 2010 a new management team was brought in to help rejuvenate the Company which at that time was in poor financial health and had few business opportunities. Revenues have been: Fiscal 2013 $13,131,387, Fiscal 2014 $23,816,809 and Fiscal 2015 $18,910,122. At the same time the gross profit margins have been; 40.4% for Fiscal 2013, 46% for Fiscal 2014 and 27% for Fiscal 2015. Revenues for Fiscal 2013 and 2014 grew steadily due to the increased demand from crude oil suppliers for new tanker cars with which to move their product. This demand caused OEM manufacturers to increase their production of tank cars. Revenues for Fiscal 2015 decreased due to a significant drop in oil prices which in turn lessened demand for crude oil tank cars. Management expects that this decrease in demand for more profitable valves for crude oil tank cars will continue for the foreseeable future. Our gross profit for Fiscal 2013 and Fiscal 2014 increased due to economies of scale and also due to a product mix that sees the industry ordering stainless steel EPRV’s in an attempt to reduce the corrosive effect of the sulphur content of the crude oil that is being transported. The gross profit for Fiscal 2015 declined due in part to a pricing conflict brought on by a foreign competitor as well as the introduction of our KKM manway system which had higher than expected start up costs. Our administrative costs were $389,285 per month for Fiscal 2014 and have since risen to $463,888 (excluding share-based payments) per month for Fiscal 2015. These costs have risen due to the general costs associated with an expanding business. Management is realigning its business model and believes that these costs will reduce over the ensuing year as the overall demand in the sector is anticipated to be flat for the upcoming year. There have been no unusual or infrequent events that have affected the Company directly with the exception of the decreased demand for tank cars attributable to the commodity prices in the crude oil industry.

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

The Company saw rapid growth for Fiscal 2013 and 2014 but Fiscal 2015 saw decreased revenues and profits as a result of a decrease in demand from the crude oil sector, competitive pricing issues as well as bringing on the KKM manway securement system with all the production costing issues that are usually associated with a new product. Revenues have grown steadily from $13,131,387 in Fiscal 2013 to $23,816,809 in Fiscal 2014. Fiscal 2015 saw a decline in revenues to $18,910,122. The greatest increase in units sold has been realized in Fiscal 2014 as the OEM manufacturers have been receiving orders from crude oil producers for more hazardous tanker cars to move their product. Fiscal 2015 saw a marked decline in orders from crude oil producers for our EPRV and the Company believes that this decreased demand will continue for Fiscal 2016. The Company saw more orders for stainless steel EPRV’s in Fiscal 2013 and Fiscal 2014. This is evidenced by the gross profit increase to 40.4% for Fiscal 2013 and 46% in Fiscal 2014. The margin on stainless steel valves is better than the margin on the conventional carbon valve. However Fiscal 2015 saw margins shrink to 27% as the Company encountered issues with pricing as well as a sector with lower demand than prior years due to a slowdown in the oil sector. EPRV’s for the crude oil sector yield a greater margin than those valves sold to other sectors. Our administrative costs have increased due to the necessity of increased marketing to keep our products in the forefront of the industry as well as the added costs of running a public company on two exchanges. In addition the Company has spent considerably extra funds on the development of new products which will expand our product line. For Fiscal 2013, 2014 and 2015 our monthly overhead costs were approximately $240,000, $389,285 and $463,888 respectively. Our net income or loss is a result of the previous factors. During Fiscal 2015 we recorded a write-off of intangible costs of $298,484. In addition the Company conducted a tax review to determine the Company’s exposure to US tax. For Fiscal 2015 the Company has recorded a net tax expense of $1,104,088. This expense pertains mainly to prior years and is net of the taxes that the Company has already paid to the Canadian government. The Company is pursuing other measures that may result in significant recoveries in the near future. The Company showed a profit for Fiscal 2013 ($2,456,636) and Fiscal 2014 ($4,025,781). Fiscal 2015 reported a loss of $2,510,826. Prior to these reporting periods the Company had been incurring losses.

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

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

For Fiscal 2015, the Company reported net loss of $2,510,826 ($0.05 per share) against revenue of $18,910,122 compared to a net income of $4,025,781 ($0.09 per share) against revenue of $23,816,809 for the year ended December 31, 2014. The Company’s gross profit percentage has decreased to 27% as a result of lower sales prices and low production rates due to a decrease in sales of stainless steel EPRV’s in Fiscal 2015.

Net loss and comprehensive loss for Fiscal 2015 was $2,510,826 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $237,201, share based payments (Black-Scholes) of $672,533 and deferred income tax recovery of $86,932.

Factors in the reported income for Fiscal 2015 include expenses of $118,693 (Fiscal 2014-$128,806) related to the lease costs of production and headquarter facilities in Downers Grove, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $783,680 (fiscal 2014- $440,600). The Company started the current fiscal year with two engineers in this division but added two more engineers in Fiscal 2015. This has added to our design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2015 salaries and benefits increased to $368,112 (Fiscal 2014 - $245,430). The Company employs eight administrative people in this area as compared to five for the comparative period. Executive management contract fees have increased between Fiscal 2014 ($540,000) and Fiscal 2015 ($727,217). This is due to the addition of one more executive member. In Fiscal 2015 there was not an executive bonus but Fiscal 2014 saw a bonus of $694,767. This bonus was pursuant to each officers’ management contract. The Company’s consulting fees have risen to $548,471 for Fiscal 2015 (Fiscal 2014 - $460,680). During Fiscal 2015 the Company retained one investor relations party, two administrative support persons and one web-site/communications consultant. In addition this account includes transfer agent and filing fees which rose due to our filings with the Securities and Exchange Commission and due to the listing of the Company’s common shares on the TSX in Canada and on the NYSE MKT.

Business growth expenses included marketing costs of $730,389 (Fiscal 2014 - $571,990) and related travel costs of $445,555 for Fiscal 2015 (Fiscal 2014 - $290,400). The Company’s marketing efforts have increased substantially in an attempt to keep our products at the forefront of the industry. For Fiscal 2015 the Company employed five full time marketing people whereas for most of Fiscal 2014 the Company employed four people in this capacity. Travel costs have risen with the added marketing efforts as the Company’s sales people are constantly travelling around the United States.

Share based expenses increased due to the granting of share purchase options during Fiscal 2015. Share based expenses for Fiscal 2015 were $672,533 as compared to $417,401 during Fiscal 2014.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $239,581 for Fiscal 2015 (Fiscal 2014 - $225,481).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2015 were $731,835 (Fiscal 2014 - $626,704).

During Fiscal 2015 the Company wrote-off $298,484 of intangible asset costs that were deemed not recoverable from future operations. As well the Company undertook a tax review in order to comply with US tax law. For Fiscal 2015 the Company has recorded a tax liability of $1,191,020 which is net of taxes paid to the Canadian government. The Company is currently working on several issues which may result in the recovery of any assessed tax liability. The timing of these possible recoveries is not known at this time.

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

Net income and comprehensive income for Fiscal 2014 was $4,025,781 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $161,408, share based payments (Black-Scholes) of $417,401 and deferred income tax of $832,171.

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

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2014 salaries and benefits stayed constant at $245,430 (Fiscal 2013 - $245,409). The Company employs five administrative people in this area as compared to four for the comparative period. Executive management contract fees have stayed constant between Fiscal 2013 and Fiscal 2014 at $540,000 per year. In addition, the Company paid a bonus to three senior operating officers totaling $694,767 for Fiscal 2014 and $269,434 for Fiscal 2013. This bonus was pursuant to each officers’ management contract. The Company’s consulting fees have risen to $460,680 for Fiscal 2014 (Fiscal 2013 - $339,552). During Fiscal 2014 the Company retained one investor relations party, one administrative support person and one web-site/communications consultant. In addition this account includes transfer agent and filing fees which rose due to our filings with the Securities and Exchange Commission and due to the listing of the Company’s common shares on the TSX in Canada and on the NYSE MKT.

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

B. Liquidity and Capital Resources

The Company’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company is confident that the demand for our current EPRV products and new KKM technology will continue to improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds will remain constant during 2016. As such management expects that the demand on our liquidity and capital resources will remain constant in the short term. The Company is very fortunate to have negotiated very favorable payment terms with its largest customers and this will ease some of the added burden on our liquidity and capital resources.

As at the end of Fiscal 2015 there were no material commitments for capital expenditures. During 2014 the Company completed the construction of a new 44,000 square foot building for a cost of $2,700,000.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of its products, and the exercise incentive stock options. During 2015 the Company raised $373,723 from the exercise of 825,000 share purchase options. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet its future financial obligations and its operations may be adversely affected.

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

December 31, 2015 Compared to December 31, 2014

At December 31, 2015 the Company had cash and cash equivalents in the amount of $3,175,292; accounts receivable of $1,706,488; prepaid expenses of $1,103,498; Income tax receivable of $683,163 and inventory of $5,981,919 compared to cash and cash equivalents in the amount of $9,895,463; accounts receivable of $2,850,180; prepaid expenses of $58,432; income tax receivable of $Nil and inventory of $4,161,506 at December 31, 2014.

The working capital position of the Company at December 31, 2015 was $10,099,390 which includes $2,795 due to related parties compared to a working capital position of $12,868,325 which includes $709,954 due to related parties at December 31, 2014.

Total assets declined to $16,157,689 at December 31, 2015 compared to $20,696,182 at December 31, 2014. At December 31, 2015, the Company had no interest bearing long-term liabilities or debt.

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

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. Kelso Innovative works closely with stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. See “Business Overview”, “Intangible Properties”, “Economic Dependence” and “Risk Factors” above for a discussion of the Company’s patents and licenses.

The Company has spent the following amounts on research in recent years: $783,680 during Fiscal 2015, $440,600 during Fiscal 2014 and $253,308 during Fiscal 2013.

D.	Trend Information

In 2015 the Company managed its business development strategies in the worst rail tank car market since 2008. HAZMAT businesses cut back on production which led to lower demand for rail tank cars. There are many reasons for this trend which include political climate, regulatory uncertainty, low commodity prices and diminishing economic activity. This is expected to continue through early 2016.

Affecting our future business outlook is the impact of mandatory new regulations for HAZMAT tank cars. On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

The new rules establish a minimum threshold for existing DOT-111 and DOT-117 rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars. After much analysis the retrofit option for most owners is cost prohibitive and makes no financial sense. It appears that there may be a new build boom forming on the horizon as the majority of existing DOT-111 tank cars will most likely be re-purposed or scrapped in favor of new tank cars. Compliance with the new DOT-117 regulations must be completed in early 2018, a situation that should be good for the long-term benefit of the Company.

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

F.	Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2015 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at December 31, 2015.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director, President and CEO	President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988.
Richard Lee	CFO	CFO of the Company since April 8, 2010 and self-employed businessman.
William Troy	Director and Audit Committee Member	Businessman
Neil Gambow	Director, former COO, Managing Director Corporate Development(1), CEO of Kelso USA and CEO of Kelso Innovative	CEO of Kelso Innovative from June 21, 2012 to Present; President and CEO, Kelso USA from November 2007 to present; President Nexnine LLC a consultancy business since November 2006.
Peter Hughes	Director and Audit Committee Member	Self-employed businessman. Director of Broome Capital Inc. (BCP.HNEX), Gourmet Ocean Products Inc. (GOP.V) and Naturally Splendid Enterprises Ltd. (NSP – TSXV).
Anthony Andrukaitis	Director, Executive Vice President Business Development, COO(1)	Independent Business Consultant; Chief Operations Officer of Trinity Industries, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July 2004 to March 2009.
Phil Dyer	Director and Audit Committee Member	Businessman. President of LegacyTexas Bank Plano, Texas from November 1996 to January of 2015. Former mayor of Plano, TX, having served from 2009 to 2013.
John R. O’Neill	Director	John R. O'Neill is the President and CEO of the Firefighters Education and Training Foundation (“the Safety Train”) which he founded in 1994. Prior to his involvement with the Safety Train, he was a private building contractor.

(1)

On March 1, 2015 Mr. Gambow resigned as Chief Operating Officer of the Company and was appointed Managing Director Corporate Development. Mr. Andrukaitis was appointed Chief Operating Officer of the Company on March 1, 2016.

James R. Bond (62 years) – President, CEO and Director

Mr. Bond has been director President and CEO of the Company since April 7, 2010. Mr. Bond is the President of Bondwest Enterprises Inc., a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries.

Richard Lee (60 years) – CFO

Mr. Lee has been our CFO since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelor’s degree in Commerce. In addition he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.

William Troy (74 years) – Director

Mr. Troy has been a director of the Company since November 21, 2005 and is a member of our Audit Committee. My. Troy has 36 years of business experience including operating and managing several multi-modal transportation companies in the Pacific Northwest and Alaska. Most recently he was owner and CEO of a major northwest regional trucking company that provided agricultural and liquid trucking contract services for several Fortune 500 companies. Mr. Troy has a B.A. and an M.B.A. from the University of Oregon.

Neil Gambow (70 years) – Managing Director Corporate Development, former COO

Mr. Gambow is currently Managing Director of Corporate Development. Mr. Gambow held the position of COO of the Company until March 1, 2016. Mr. Gambow has been a director of the Company since December 28, 2009. Mr. Gambow has served as CEO of Kelso Innovative (engineering industrial designs and distribution plans for patented Kelso Klincher™) since June 21, 2012 and as President and CEO of Kelso USA (sales and marketing of pressure relief valves and manways) since November 2007. Mr. Gambow is the former President of Midland Manufacturing, a subsidiary of the Dover Corporation, a US Fortune 500 company. Midland produces valves and valve-related products for the North American rail tank car market. Mr. Gambow is based in Chicago, Illinois and is responsible for the daily operations of the Company’s plant in Bonham, TX as well as the business development of the technologies of the Company.

Peter Hughes (54 years) - Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of our Audit Committee. Mr. Hughes has 30 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President, CEO and a director of Broome Capital Inc., a capital pool company listed on the NEX CEO and a director of Gourmet Ocean Products Inc. a company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Anthony Andrukaitis (61 years) – Director, Executive Vice-President Business Development and COO

Mr. Andrukaitis has been a director of the Company since August 24, 2011 and was appointed COO on March 1, 2016. Mr. Andrukaitis was a member of the Audit Committee until January 2, 2015 when he was appointed Executive Vice President Business Development. Mr. Andrukaitis has served as Chief Operations Officer of Trinity Industries, Inc. (Holding company providing products and services to industrial, energy, transportation, and construction sectors) July 2004 – March 2009. Mr. Andrukaitis has over 26 years of senior corporate management experience in finance, accounting, strategic planning, business development and turn-around activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Phil Dyer (64 years) – Director

Mr. Dyer has been a director of the Company since January 2, 2015 and is a member of the Audit Committee. Mr. Dyer held the position of President of the Legacy Texas Bank, Plano Texas, from November 1996 to January of 2015. Mr. Dyer is also the former mayor of Plano, Texas having served from 2009 to 2013. Mr. Dyer holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.

John R. O’Neill (67 years) – Director

Mr. O’Neill has be a Director of the Company since June 4, 2015. Mr. O’Neill is the President and CEO of the Firefighters Education and Training Foundation (“the Safety Train”) which he founded in 1994.

Family Relationships

There are no family relationships between any of our directors and senior management listed above.

B.	Compensation

During Fiscal 2015, the Company’s directors and members of its administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Year Ended	Salary ($)	Option– based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	December 31, 2015	$180,000	N/A	$700	$180,700
Richard Lee CFO	December 31, 2015	$180,000	N/A	N/A	$180,000
Neil Gambow Director, Managing Director of Business Development and former COO of the Company(1), CEO Kelso USA and CEO Kelso Innovative	December 31, 2015	$180,000	N/A	$700	$180,700
William Troy Director	December 31, 2015	N/A	N/A	$8,000	$8,000
Peter Hughes Director	December 31, 2015	N/A	N/A	$14,000	$14,000
Anthony Andrukaitis Director, Executive Vice President Business Development and COO(1)	December 31, 2015	$180,000	N/A	$1,000	$181,000
Phil Dyer Director	December 31, 2015	N/A	N/A	$6,400	$6,400
John R. O’Neill Director	December 31, 2015	N/A	N/A	$3,700	$3,700

(1)

On March 1, 2015 Mr. Gambow resigned as Chief Operating Officer of the Company and was appointed Managing Director Corporate Development. Mr. Andrukaitis was appointed Chief Operating Officer of the Company on March 1, 2016.

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

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2015:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James R. Bond(1)	100,000 100,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$0 $36,849
Richard Lee(1)	100,000 100,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$0 $36,849
Neil Gambow(1)	100,000 200,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	CAD$0 $36,849
William Troy(1)	100,000	$1.45	March 31, 2017	$36,849
Peter Hughes(1)	15,000 150,000	CAD$0.58 $1.45	July 22, 2016 March 31, 2017	$0 $55,274
Anthony Andrukaitis(1)	100,000 50,000 300,000	$0.58 $1.45 $5.90	August 24, 2016 March 31, 2017 January 2, 2016	$0 $18,424 $0
Phil Dyer(1) John R. O’Neill(1)	200,000 200,000	$5.90 $2.12	January 2, 2016 August 25, 2017	$0 $0

(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2015 being CAD$1.50 and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2015 of USD 1.3840 [CAD 0.7225].

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

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during Fiscal 2015.

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

Audit Committee

The current members of the audit committee are Phil Dyer (Chairman), William Troy and Peter Hughes. As defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrator, Phil Dyer, William Troy and Peter Hughes are independent meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

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

The Company has adopted a formal written mandate for the Compensation Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 "Corporate Governance Guidelines" and the applicable NYSE MKT rules. The current members of the Compensation Committee are Messrs. Hughes, Troy and O’Neill.

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

The Corporation has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom w i l l be "independent directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 "Corporate Governance Guidelines" and the applicable NYSE MKT rules. Each member will have skills and/or experience which are relevant to the mandate of the Committee. The current members of the Corporate Governance and Nominating Committee are Messrs. Hughes, Dyer and O’Neill.

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

As at December 31, 2015, the Company had 42 employees, including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and Surrey, British Columbia, . There has been no significant change in the number of employees since December 31, 2015. As at the date of this filing, the Company’s employees are not unionized and all employees are full-time. As at December 31, 2014, the Company had 42 employees, including employees of its subsidiaries).

E.	Share Ownership

As of December 31, 2015, our directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,267,500 (2)	2.75%	200,000(2)
William Troy Director	1,041,021(3)	2.26%	100,000(3)

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Neil Gambow Director, Managing Director Corporate Development and former COO(10) CEO Kelso USA and CEO Kelso Innovative	447,169(4)	0.97%	200,000(4)
Peter Hughes Director	1,000(5)	0.00%	165,000(5)
Anthony Andrukaitis Director, Executive Vice President Business Development and COO(10)	145,000(6)	0.314%	450,000(6)
Phil Dyer(7) Director	10,000(7) (8)	0.021%	200,000(7)
John R. O’Neill Director Richard Lee CFO	0 14,500(9)	0% 0.031%	(8) 200,000 200,000(9)

(1)	Based on 46,071,752 common shares issued and outstanding as at December 31, 2015.
(2)

Mr. Bond holds 487,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 200,000 stock options exercisable into Common Shares that are not included in the total.

(3)	Mr. Troy also holds 100,000 stock options exercisable into Common Shares that are not included in the total.
(4)	Mr. Gambow also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(5)	Mr. Hughes holds 165,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Andrukaitis holds 450,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Mr. Dyer holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(8)	Mr. O’Neill holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(9)	Mr. Lee holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(10)

On March 1, 2015 Mr. Gambow resigned as Chief Operating Officer of the Company and was appointed Managing Director Corporate Development. Mr. Andrukaitis was appointed Chief Operating Officer of the Company on March 1, 2016.

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

As at December 31, 2015, the registrar and transfer agent for the Company reported that there were 46,071,752 common shares of the Company issued and outstanding. Of these, 42,122,109 were registered to Canadian residents (14 recorded shareholders), 3,938,215 were registered to residents of the United States (19 recorded shareholders) and 11,428 were registered to residents of other foreign countries (1 recorded shareholders).

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

For Fiscal 2015, management fees for our Company were $727,217 (Fiscal 2014 $1,243,763; Fiscal 2013 $809,392). As at December 31, 2015, amounts due to related parties, which are unsecured and have no interest is $2,795 (2014 $709,954) consisting of $Nil (2014 $694,767) for management bonus payment due not later than five months after the year end and $2,795 (2014 $15,187) for reimbursement of expenses to a director of the Company. These expenses are due on demand.

Share based payments (calculated using the Black-Scholes option pricing model) were $553,011 for Fiscal 2015 ($208,023 for Fiscal 2014; Fiscal 2013 $340,000) related party transactions during Fiscal 2015, Fiscal 2014 and Fiscal 2013 were in the normal course of operations and were measured at their fair value.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)

audited consolidated financial statements for the year ended December 31, 2015 including: independent auditors’ report by Smythe CPA, Chartered Professional Accountants, consolidated statements of financial position as at December 31, 2015 and 2014, consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years December 31, 2015 and 2014 and 2013.

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

Policy on Dividend Distributions

On April 2, 2015, the Company announced the declaration of an annual cash dividend of $0.03 per share payable in cash on April 30, 2015 to shareholders of record at the close of business on April 15, 2015 (the “2015 Annual Dividend”).

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

Significant Changes

We are not aware of any significant change that has occurred since December 31, 2015 that has not been disclosed in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of our common shares for the five most recent full financial years on the TSX and NYSE MKT were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE MKT(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2015	5.70	1.30	5.11	.79

Year Ended	TSX(1) (Canadian dollars, $)		NYSE MKT(2) (U.S. dollars, $)
December 31, 2014	7.32	3.11	6.73	2.77
December 31, 2013	3.46	0.58	3.33	0.5875
December 31, 2012(3)	0.68	0.51	0.66	0.528
August 31, 2012	0.72	0.485	0.72	0.488
August 31, 2011	0.78	0.155	0.7386	0.0097

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE MKT on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”.
(3)	Effective December 31, 2012, the Company changed the fiscal year end from August 31 to December 31. Information in this row is for the four month period from September 1, 2012 to December 31, 2012.

Full Financial Quarters (two most recent full financial years)

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE MKT were as follows:

Quarter Ended	TSX(1) (Canadian dollars, $)		NYSE MKT(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2015	1.56	1.30	1.62	0.79
September 30, 2015	2.66	2.55	2.63	1.83
June 30, 2015	4.38	4.26	4.16	3.08
March 31, 2015	5.70	5.51	5.11	3.99
December 31, 2014	6.98	5.61	6.24	5.03
September 30, 2014	7.15	5.22	6.54	4.81
June 30, 2014	7.32	4.80	6.73	4.13
March 31, 2014	4.68	3.01	4.20	2.77

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE MKT on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”.

Most Recent 6 Months

The high and low market prices of our common shares for each month for the most recent six months on the TSX and NYSE MKT were as follows:

Month Ended	TSX(1) (Canadian dollars, $)		NYSE MKT (2) (U.S. dollars, $)
	High	Low	High	Low
February 29, 2016	1.34	1.07	.97	.79
January 31, 2016	1.52	1.21	1.15	.82
December 31, 2015	1.52	1.41	1.25	0.76
November 30, 2015	1.41	1.29	1.49	0.748
October 31, 2015	1.74	1.60	1.70	0.886
September 30, 2015	2.15	2.12	1.85	1.57

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE MKT on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”).

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

The Common Shares are publicly traded on the TSX under the symbol “KLS”, and on the NYSE MKT under the symbol “KIQ”.

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

10.

On November 1, 2012, the Company entered into a lease with Bonham Associates Management Ltd. (“BAML”) whereby BAML agreed to lease a 41,600 square foot facility to the Company in Bonham, Texas for $8,667 per month for a period of 13 months, with an option to renew for an additional 12 months at the same monthly rate.

11.

On February 28, 2014, the Company entered into a renewal lease with BAML whereby BAML agreed to lease a 41,000 square foot facility in use by the Company in Bonham, Texas for $8,667 per month for a period of 6 months with an option to renew monthly for an additional 12 months.

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

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents are available under the Company’s profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company’s website at www.kelsotech.com. Copies of such documents may also be viewed by appointment during normal business hours at our registered and records office being the offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

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

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto as at December 31, 2015 was $3,175,292 (December 31, 2014 - $9,895,463).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto as at December 31, 2015 was $1,706,488 (December 31, 2014 - $2,850,180). The Company’s concentration of credit risk for accounts receivable with respect to Customer A (see note 15 to audited annual financial statements for the year ended December 31, 2015) as at December 31, 2015 was $894,224 (December 31, 2014 - $987,819), while Customer B was $236,037 (December 31, 2014 – $305,730). Customers C and D do not have any accounts receivable as at December 31, 2015

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company had $3,175,292 (December 31, 2014 - $9,895,463) of cash to settle current liabilities with the following due dates: accounts payable of $543,903 (December 31, 2014 - $2,412,302); management bonus payable of $Nil (Fiscal 2014-$694,767); taxes payable of $2,004,272 (Fiscal 2014-$975,000) and; due to related party balance of $2,795 (Fiscal 2014-$15,187). All payables are due within a year.

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

As at December 31, 2015 and December 31, 2014, the Company’s net exposure to foreign currency risk is as follows (in USD):

	As at December 31, 2015	As at December 31, 2014
Net Assets	$2,206,745	$5,696,267

Based on the above, assuming all other variables remain constant, a 16% weakening or strengthening of the USD against the CAD would result in approximately $353,000 (December 31, 2014 - $570,000) foreign exchange loss or gain in the consolidated statements of operations.

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

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed our internal control over financial reporting as of December 31, 2015, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

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

Our board of directors has determined that Phil Dyer qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is an “independent director” as the term is defined by Section 803 of the NYSE MKT Company Guide.

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

Our current independent public accountants provided audit and other services during the fiscal year ended December 31, 2015 and the fiscal year ended December 31, 2014:

	December	December
	31, 2015	31, 2014
	($)	($)
Audit Fees	95,000	80,000
Audit-Related Fees	2,500	2,500
Tax Fees	30,000	N/A
All Other Fees	N/A	N/A
Total Fees	125,000	82,500

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

The audit committee has considered the nature and amount of the fees billed by Smythe CPA, Chartered Professional Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Smythe CPA, Chartered Professional Accountants.

D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F.	Change in Registrants Certifying Account

Not applicable.

G.	Corporate Governance

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows: Shareholder Meeting Quorum Requirement: NYSE MKT recommends a quorum of at least 33 1/3%. The Company’s quorum requirement is set forth in its articles, which provides that a quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements for the year ended December 31, 2015 including: independent auditors’ report by Smythe CPA, Chartered Professional Accountants, consolidated statements of financial position as at December 31, 2015 and 2014.

Item 18.	Financial Statements

See “Item 17. Financial Statements”.

Item 19.	Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2014(3)
10.02	Professional Services Agreement with Richard Lee dated January 1, 2014(3)
10.03	Professional Services Agreement with Neil Gambow dated January 1, 2014(3)
10.04	Stock Option Plan(1)
10.05	Lease Agreement with Bonham Associates Management Ltd. dated November 1, 2012(1)
10.06	Sale and Purchase Agreement with James Wilson Company dated November 28, 2012(1)
10.07	Consulting Agreement with James Wilson dated November 28, 2012(1)
10.08	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.09	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.10	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
11	Code of Business Conduct and Ethics dated March 23, 2015(3)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries(1)
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2013(2)
99.2	Audited annual financial statements for the year ended December 31, 2014(4)
99.3	Audited annual financial statements for the year ended December 31, 2015(5)

*Filed herewith
(1)	Incorporated by reference from the applicable exhibit to our registration statement on Form 20-F filed on August 29, 2013.
(2)	Incorporated by reference from the applicable exhibit to our Form 6-K filed on March 31, 2014.
(3)	Incorporated by reference from the applicable exhibit to our Form 6-K filed on March 26, 2015.
(4)	Incorporated by reference from the applicable exhibit to our Form 6-K filed on March 26, 2015.
(5)	Incorporated by reference from the applicable exhibit to our Form 6-K filed March 29, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 30, 2016

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: March 30, 2016