Form 20-F
period 2016-12-31
KELSO TECHNOLOGIES INC
filed 2017-04-03
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Suite 800 – 885 West Georgia Street
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

46,411,752 common shares without par value outstanding on December 31, 2016.
There were no Class A non-cumulative preference shares outstanding on December 31, 2016.

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
NOT APPLICABLE TO THE REGISRANT AT THIS TIME [   ] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of an “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

- i -

- ii -

	I.	Subsidiary Information	50
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		51
Item 12.	Description of Securities Other than Equity Securities		52
Part II			52
Item 13.	Defaults, Dividend Arrearages and Delinquencies		52
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.		52
Item 15.	Controls and Procedures		53
Item 16.	[Reserved]		54
	A.	Audit Committee Financial Expert	54
	B.	Code of Ethics	54
	C.	Principal Accountant Fees and Services	54
	D.	Exemptions from the Listing Standards for Audit Committees.	55
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	55
Part III			55
Item 17.	Financial Statements		57
Item 18.	Financial Statements		57
Item 19.	Exhibits		57

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

As used in this annual report, Company means Kelso Technologies Inc. and the Company’s wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc. and Kelso Innovative Solutions Inc. (collectively the “Company”).

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

William Troy, Director and Audit Committee Member(1)	As an independent director, Mr. Troy supervises the Company’s management and helps to ensure compliance with our corporate governance policies and standards.
Neil Gambow Director, Chief Technology Officer (2)

As a director, Mr. Gambow supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As Managing Director Corporate Development, Mr. Gambow is responsible for the daily operations of the Company’s plant in Bonham, TX as well as the development, sales, marketing and engineering of the Company’s products.

Peter Hughes Director and Audit Committee Member	As an independent director, Mr. Hughes supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.

Name and Office Held	Function
Anthony (“Tony”) Andrukaitis Director and Executive Vice President Business Development and Chief Operating Officer	As a director, Mr. Andrukaitis supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As Vice President Business Development and COO, Mr. Andrukaitis is responsible for the daily operations of the Company’s plant in Bonham, Texas and will continue to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.
Phil Dyer Director and Audit Committee Member	As an independent director, Mr. Dyer supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
John R. O’Neill Director(3)	As an independent director, Mr. O’Neill supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Edward Paul (“Paul”) Cass Director and Audit Committee Member(4)	As an independent director, Mr. Cass supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Laura Roach Director(5)	As an independent director, Ms. Roach supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Richard Lee Chief Financial Officer	As our Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all of the financial aspects of the Company’s business.

(1)	Mr. Troy did not stand for re-election at the Company’s Annual General Meeting held on June 2, 2016.
(2)	On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Company on February 2, 2017.
(3)	Mr. O’Neill resigned as a Director of the Company on August 2, 2016.
(4)	Mr. Cass was elected a Director of the Company at the Company’s Annual General Meeting held June 2, 2016.
(5)	Ms. Roach was appointed a Director of the Company on August 10, 2016.

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

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Effective December 31, 2012, we changed our fiscal year end from August 31st to December 31st. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects” beginning at page 25 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2016 (audited) ($)	Year ended December 31, 2015 (audited) ($)	Year ended December 31, 2014 (audited) ($)	Year ended December 31, 2013 (audited) ($)	Four months ended December 31, 2012 (audited) ($)	Year ended August 31, 2012 (audited) ($)
Revenues	8,077,143	18,910,122	23,816,809	13,131,387	2,830,778	2,233,807
Gross Profit	1,978,241	5,100,129	10,924,325	5,305,207	893,171	560,373
Net (Loss)/Income and Comprehensive (Loss)/Income	(2,465,592)	(2,510,826)	4,025,781	2,456,636	10,988	(1,276,827)
Basic and Diluted (Loss)/Earnings per Share	(0.05)	(0.05)	0.09	0.06	0.00	(0.04)

Statement of Financial Position Data	As at December 31, 2016 (audited) ($)	As at December 31, 2015 (audited) ($)	As at December 31, 2014 (audited) ($)	As at December 31, 2013 (audited) ($)	As at December 31, 2012 (audited) ($)	As at August 31, 2012 (audited) ($)
Assets	13,050,144	16,157,689	20,696,182	9,283,388	4,319,482	2,689,346
Current Liabilities	1,105,767	2,550,970	4,097,256	486,147	283,042	763,773
Shareholders’ Equity/(Deficiency)	11,771,944	13,606,719	16,598,926	8,797,241	4,036,440	1,925,573
Common Shares	22,829,820	22,515,140	22,141,417	18,086,144	16,073,471	14,495,094
(Deficit)/Retained Earnings	(14,272,161)	(11,806,569)	(7,918,089)	11,507,420	(13,964,056)	(13,975,044)
Outstanding Common Shares	46,411,752	46,071,752	45,246,752	43,020,326	39,990,583	36,659,583

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Due to the Company’s size and the nature of the Company’s activities, the Company will always be exposed to some business risks. This section discusses the material risks facing the Company.

The Company’s operations and financial performance are subject to the normal risks applicable to railroad equipment supply companies and are subject to various factors which are beyond the Company’s control. Risk areas include that the Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors may exist that could cause actual results to be materially different than those anticipated by management. These may include that the Company may be unsuccessful in raising any additional capital for needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; customer orders that are placed may be cancelled; products may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the productive capacity of the Company may not be large enough to handle market demand. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements. These risk factors are described in more detail below.

Risks Relating to the Business

The Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company’s intellectual property or cater to specific customer adoption criteria, the Company’s business may suffer a material negative impact and may fail.

The success of the Company may depend on the Company’s ability to protect and develop the Company’s technologies. The Company’s Patent No. 5,855,225 for the Company’s external constant force spring pressure relief valves (each, an “EPRV”) expired January 29, 2016. Our one-bolt manway securement system Patent 7,104,722 B2 has also been trademarked as the “Kelso Klincher®” (the “KKM”) a trademark that was issued on January 29, 2013 under trademark number 4,282,652. The Company does not have a patent for the Company’s Kelso Tiger Tube™ - Eduction Tube Technology (the “ETS”). The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company holds a patent for the Company’s ceramic BOV Patent 9470320 issued on January 13, 2016. See “Information on the Company – Business Overview – Key Products” for additional details regarding EPRVs, KKMs and ETS’.

If the Company is unable to secure trademark and patent protection for the Company’s intellectual property in the future, or that protection is inadequate for future products, the business may be materially adversely affected. Further, there is no assurance that the Company’s railroad equipment products, including the Company’s EPRVs, KKMs and ETS’ or other aspects of the business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company’s business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company’s business

Further, the Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for The Company’s key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

The Company may have insufficient capital in the future to meet production demands and continue the Company’s operations.

Although the Company had a positive working capital position in the amount of $8,511,809 as at December 31, 2016, the Company may, from time to time, report a working capital deficit. The Company reported a net loss and comprehensive loss for the year ended December 31, 2016 of $2,465,592, a net loss and comprehensive loss for the fiscal year ended December 31, 2015 of $2,510,826 and net income and comprehensive income for the year ended December 31, 2014 of $4,025,781. Due to recent fiscal losses and to maintain the Company’s business activities, the Company may require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that the Company will be successful in obtaining such additional financing; failure to do so could result in the inability of the Company to develop new products, meet production and delivery demands and continue the Company’s operations.

The Company has a limited operating history and may not achieve the Company’s growth objectives.

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve the Company’s growth objectives. There is no assurance that the Company will be able to successfully complete the Company’s financing and development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet the Company’s ongoing obligations and the Company’s ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company’s existing product lines will be profitable.

Markets for the Company’s products may not develop as quickly as anticipated or at all.

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company’s revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Competition could affect the Company and the Company’s ability to generate revenue at profitable levels.

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

Although the Company is optimistic about the Company’s future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of the Company’s revenue. In particular, the Company is dependent on two major corporations as customers in 2016. The sales to these two customers (Customer A and Customer B) exceeded 10% of the Company’s revenues during the year ended December 31, 2016. During the year ended December 31, 2016 the Company generated revenues of $8,077,143 of which $2,511,850 were from Customer A and sales of $2,107,426 were from Customer B. During the year ended December 31, 2015 the Company had $18,910,122 of revenue from four customers of which sales of $8,555,088 were from Customer A , sales of $2,045,215 were from Customer B, sales of $3,196,253 were from Customer C and sales of $1,959,883 were from Customer D. During the year ended December 31, 2014, the Company had $23,816,809 of revenue of which sales of $14,997,197 were from Customer A and sales of $3,180,348 were from Customer B. Although Customers A, B, C, and D have displayed a pattern of consistent timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them based on purchase orders received. The Company expects that a limited number of customers will continue to represent a substantial portion of the Company’s sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company’s results of operations.

Products may not perform as well as expected.

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customers. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations. The Company maintains product liability insurance and commercial general liability insurance at levels which the Company believes are adequate based on the Company’s customer base and revenue from product sales. However, the amount of the Company’s insurance coverage may not be sufficient to cover future products claims. In 2016, the Company’s product liability insurance premiums were $271,305 covering up to $2,000,000 of aggregate product liability insurance coverage and up to $1,000,000 of coverage per incident. In 2016, the Company’s commercial general liability insurance premiums were $175,823 covering up to $2,000,000 aggregate coverage and $1,000,000 of coverage per incident.

There may be a shortage of parts and raw materials.

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, the Company’s revenues and continued operations.

The productive capacity of the Company may not be large enough to handle market demand.

The Company’s current production facilities may not be large enough to handle market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at the Company’s existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand the Company’s customer base, and the Company’s ability to generate revenue at current and projected levels.

The Company’s research and development efforts may not result in commercially viable products.

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as the Company’s current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

The Company may face uninsurable or underinsured risks.

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company’s customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

The raw materials used by the Company for the Company’s products are subject to price fluctuations.

Many of the materials used in the Company’s products are commodity raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of the Company’s products and the Company’s operating results. As the Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of the Company’s products accordingly. However, there is no guarantee that customers will continue to purchase the Company’s products if prices are adjusted due to the fluctuation in the price of raw materials.

Risks Relating to Management

The success of the Company’s business depends substantially on the continuing efforts of the Company’s senior executives, and the Company’s business may be severely disrupted if the Company loses their services.

The future success of the Company heavily depends upon the continued services of the Company’s senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) of Kelso Technologies (U.S.A.) Inc. (“Kelso USA”), Kelso Innovative Solutions Inc. (“Kelso Innovative”) and KIQ Industries Inc. (“KIQ Industries”). The Company relies on the industry expertise and experience of the Company’s senior executives, and their working relationships with the Company’s employees, customers and relevant regulatory authorities. If one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

The Company’s executive officers and directors devote the majority of their time to the management and operation of the Company’s business. Management is not however, contractually required to manage or direct the Company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the Company. This includes rendering advice or services of any kind to and creating or managing other businesses, including other businesses in the railroad industry. The Company’s executive officers and directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises, at a meeting of the board of directors of the Company (the “Board”), any director with a conflict is required to disclose their interest in the matter and to abstain from voting on such matter.

The board of directors may change the Company’s operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm the Company’s business and results of operations, and the value of the Common Shares.

The Board has the authority to modify or waive certain of the Company’s current operating policies and strategies without prior notice and without shareholder approval. The Company cannot predict the effect any changes to the Company’s current operating policies and strategies would have on the Company’s business, operating results and value of the Common Shares. However, such changes could have a material adverse effect on the Company’s financial position or otherwise.

The Articles of the Company contain provisions indemnifying the Company’s officers and directors against eligible penalties.

The Articles of the Company contain provisions with respect to the indemnification of the Company’s officers and directors against all eligible penalties, being a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. An eligible proceeding means a legal proceeding or investigative action, whether current, pending, threatened or completed, in which a director, former director or alternate director of the Company (each, an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company: is or may be joined as a party; or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Since the majority of the Company’s officers and directors are located in Canada, it may be difficult to enforce any United States judgment for claims brought against the Company’s officers and directors.

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

Risks Relating to the Common Shares

If the Company’s business is unsuccessful, the Company’s shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for the Company’s expenses, liabilities or obligations beyond their total original capital contributions, should the Company suffer a deficiency in funds with which to meet the Company’s obligations, the shareholders as a whole may lose their entire investment in the Company.

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

The Company’s Articles currently authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares, of which 5,000,000 are designated as Series 1 Shares. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

As a foreign private issuer the Company will not be subject to U.S. proxy rules.

As a foreign private issuer, the Company will be exempt from the rules and regulations under the Securities Exchange Act of 1934 (United States) related to the furnishing and content of proxy statements.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated as “Kelso Resources Ltd.” pursuant to the Company Act (British Columbia) on March 16, 1987. On July 21, 1994, the Company changed the Company’s corporate name to “Kelso Technologies Inc.” The Company is currently organized pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) which replaced the Company Act (British Columbia) in 2004.

The Company’s registered office is located at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company’s corporate head office is located at 13966 18B Avenue, Surrey, British Columbia V4A 8J1. The Company’s head office telephone number is (250) 764-3618.

In February 2007, the Company replaced the Company’s original Articles with new Articles to reflect the adoption of the BCBCA. On May 13, 2010, the Company consolidated the Company’s share capital on the basis of one new Common Share in the capital of the Company for seven old Common Shares. This consolidation was approved by a special resolution of the shareholders of the Company passed February 5, 2010. At the Company’s annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include, among other things, advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

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

The Company operates in conjunction with the Company’s three wholly-owned subsidiaries Kelso USA, Kelso Innovative and KIQ Industries. The Company owns 100% of the voting securities of each of the Company’s subsidiaries. None of the subsidiaries has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. KIQ Industries was incorporated on October 7, 2014 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada. Kelso Innovative focuses on industrial designs and distribution plans for the Company’s products for applications for the roadway trucking and trailer market. KIQ Industries is working on the development of several new specialty products.

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

The Company currently offers approximately 60 products. The key products that the Company offers include a series of 47 types of EPRV for pressure management; 4 types of KKM; 4 types of BOV and 4 types of VRV that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. See “Key Products” below for a description of the Company’s key products and “Markets” for the revenue generated from each key product. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

The Company’s unaudited revenues over the last eight quarters were as follows: $1,877,128 for the quarter ended December 31, 2016, $1,905,608 for the quarter ended September 30, 2016, $2,360,975 for the quarter ended June 30, 2016, $1,933,432 for the quarter ended March 31, 2016; $3,071,130 for the quarter ended December 31, 2015, $4,370,567 for the quarter ended September 30, 2015, $4,596,741 for the quarter ended June 30, 2015, $6,871,684 for the quarter ended March 31, 2015, $6,751,794. The Company’s net income/loss over the last eight quarters were as follows: $(260,862) for the quarter ended December 31, 2016, $(850,494) for the quarter ended September 30, 2016, $(543,839) for the quarter ended June 30, 2016, $(686,404) for the quarter ended March 31, 2016; net loss of $2,283,515 for the quarter ended December 31, 2015, net loss of $661,263 for the quarter ended September 30, 2015, net income of $105,083 for the quarter ended June 30, 2015 and net income of $328,869 for the quarter ended March 31, 2015.

The Company believes that it continues to build a quality brand in the railroad industry based on the Company’s reputation to create, develop, engineer and reliably supply technology and product solutions that address the demanding technology criteria of the Company’s railroad customers. The Company brings new technology to the railroad industry which has historically been slow to develop. Specifically, the Company designs products that are aimed at reducing the risks associated with transport of non-hazardous and HAZMAT commodities in the railroad industry, and the Company attempts to solve problems that have been persistent in the market for years. For example, the Company’s BOV design is a response to numerous industry requests to develop a better bottom outlet valve, and the Company believes the Company’s BOV design is an improvement on the standard bottom outlet valves. Two years ago, the Company asked several key customers about their needs. Several of these customers, including Trinity Industries, Inc. and Potash Corporation of Saskatchewan Inc., asked the Company when it was going to design a bottom outlet valve. Due to the Company’s AAR committee work, the Company also knew that the existing bottom outlet valves had leak problems and corrosion issues. When the Company announced the Company’s BOV design, several companies volunteered to do the service trial. In the past four years, the Company believes that it has successfully gained the railroad industry’s confidence, approval and their willingness to adopt the Company’s products as evidenced by increased revenues from sales and by AAR approvals and certifications for the Company’s products. There is no guarantee that the Company’s customers who have inquired about BOV products or that the companies who have volunteered to do the BOV service trials will purchase the Company’s BOV products in the future.

The Company’s management expanded the Company’s business plans in 2016 to include non-tank car related equipment, engineering and troubleshooting services and ancillary non-proprietary production services. Product development activities are focusing on the creation of innovative engineering solutions for a wide range of applications in all transportation markets.

The Company’s roots and reputation are in rail tank car technologies and the Company has established a solid foundation for corporate growth strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New markets initiated in 2016 include technologies for military applications, fuel technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and extreme terrain vehicle technologies for commercial and homeland security applications.

Three Year History

2014

In February 2014, the Company reported that it has filed a patent application for a new externally mounted dual rating pressure relief valve (“DPRV”) design for use on new rail tank cars and retrofits of existing rail tank cars that are in Packaging Groups 1 & 2 (US Bureau of Explosives designations) which include all tank cars carrying crude oil and ethanol as well as other flammable chemicals. In general terms, in an accident involving fire, the DPRV is intended to lower the Company’s operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. The Company believes, based on management’s knowledge of current industry standards and other products on the market that the DPRV is a significant change compared to currently available technology, and that the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry. The Company holds the patent for the DPRV Patent 9,234,601 B1 expiring in 2033.

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

On October 8, 2014 the Company filed a patent application for the VRV. Service trials for the VRV are expected to start in 2015. The VRV valve design applies the constant force spring technology used in all of the Company’s pressure relief valves. The Company also holds the patent for the Company’s VRV, Patent 9,441,749 expiring in 2033.

On October 14, 2014 the common shares of the Company commenced trading on the NYSE MKT under the trading symbol “KIQ”.

On December 2, 2014 the Company received the Company’s first commercial 100 tank car unit train order featuring both the pressure relief valve and one bolt manway.

On December 4, 2014 the AAR approved the JS165H high-flow pressure release valve for commercial applications after completing the Company’s two year field trials.

2015

On January 2, 2015 Mr. Phil Dyer was appointed to the Board of Directors and Mr. Tony Andrukaitis was appointed Executive Vice President of Business Development.

In April 2015, the Company declared an annual cash dividend of US$0.03 per share on outstanding common shares of the Company as of the record date of April 15, 2015. The dividend was paid on April 30, 2015.

On April 23, 2015 the Company completed the commercial design and internal testing of the Company’s BOV. The Company has submitted the final required application information to the AAR for service trial testing and the eventual commercial approval of the BOV.

On June 4, 2015 the shareholders of the Company appoint John R. O’Neill to the Board of Directors at the annual general meeting held in Vancouver, British Columbia, Canada.

On June 23, 2015 the Company reported that the AAR has approved the Company’s VRV design for commercial field trial testing. The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum preventing the implosion of the tank car.

On July 7, 2015 the Company announced that it has completed the Company’s production infrastructure to produce the Company’s Kelso Klincher® Manway (KKM) and the Company’s proprietary loading rack adaptors at volume levels that can meet the supply demands of tank car producers (OEM), shippers and tank car owners.

On August 18, 2015 the Company receives the approval of the AAR for the Company’s BOV design for commercial field trial testing. Bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

On September 16, 2015 the Company established a Strategic Alliance (Alliance) with Carolina Seal Inc. (CSI) to offer the industry an unprecedented one year seal warranty program for the Company’s pressure relief valves (PRV). CSI is a long time supplier to the Company and an industry leader in engineered sealing solutions for containment equipment used in railroad systems. The one year warranty program will apply to all new orders. CSI will maintain an inventory of pedigree materials to support PRV new tank car installations, re-qualifications, retrofits, improvement orders and repairs. The Alliance is a key arrangement that strengthens the Company’s safety, reliability and technology innovation for the Company’s line of pressure relief valves. Carolina Seal is a founding member of the Ride Tight® Program with the Company’s partner VSP Technologies. The concept of the Alliance is to deliver outstanding value to customers with the first one year seal warranty ever offered in the rail industry.

On September 17, 2015 Canada’s preeminent media brand Canadian Business and PROFIT has ranked the Company third on its 27th annual PROFIT 500 list – the definitive ranking of 500 of Canada’s Fastest-Growing Companies.

On September 23, 2015 the Company establishes an in-house inspection and re-certification service for the Company’s pressure relief valves (PRV) due to high customer demand. It is customary in the railway industry that every 5 years a PRV in service should be inspected, repaired or retrofitted, and re-certified for commercial service. On September 30, 2015 the Company announces that all participants in the service trials of the Company’s VRV have installed the VRV and begun testing. The VRV is a device specifically designed to protect rail tank cars from the effects of excessive vacuum which can cause implosion of the tank car.

October 28, 2015 the Company received United States Patent Number 9,163,738 for the unique design of the Company’s new high pressure constant-force spring pressure relief valve (HPRV) for specialized use in the “Pressure Tank Cars” category of the rail tank car market. The Company’s HPRV is a derivative of the Company’s existing PRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. The new HPRV will be offered in 225PSI, 247PSI, 280PSI, 300PSI and 330PSI ratings.

On December 2, 2015 the Company launched a solution to address the challenges associated with sealing material identification. In conjunction with the Company’s previously announced Strategic Alliance with Carolina Seal Inc., seals used in Company’s pressure relief valves (PRV) will incorporate a “Compound Authentication Procedure” (CAP). The CAP is believed to be the first and only such procedure for seals in the rail industry today.

2016

On January 12, 2016 the Company was granted a United States Patent 9,234,601 B1 for the Company’s DPRV which expires in 2033.

The Company’s DPRV design is based on specialized mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower the Company’s operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by the AAR recommendations. This capability in a fire allows the contents in the tank car to escape before it over pressurizes causing a breach or failure or before the contents self-combust. Both these dangerous situations can cause a catastrophic explosion of the tank car.

The Company’s DPRV offers new safety advantages that are an improvement to current technology requirements. The Company is pursuing regulatory approvals from the AAR for the commercial distribution of the DPRV.

On January 15, 2016 the Company successfully renewed the Company’s M1003 manufacturing status under AAR policies and guidelines which is valid until 2019. In accordance with the M1003 regulations the AAR conducts a full manufacturing audit annually in order to maintain the M1003 manufacturing status which is a requirement for all tank car valve manufacturers. The AAR conducted the audit of the Company’s Bonham, Texas facility from January 5 & 6, 2016. The audit was completed with no adverse findings and continuation of the Company’s M1003 approval has been recommended by the lead auditor. In addition to the AAR review the Company’s M1003 system has been audited by a number of key customers who have approved our M1003 program as compliant with their own M1003 requirements. Achieving M1003 approval is indicative of the Company’s commitment to American-made high quality products. This includes product warranties and service that surpass all industry requirements.

In February, 2016, the Company completed the development of the Company’s new rail tank car bottom outlet valve (BOV) featuring ceramic components that are designed to increase valve life and reliability. The Company received the approval from the AAR the field service trials of this unique BOV design. The ceramic BOV is an evolution of the Company’s current stainless steel BOV design that is currently in service trials. Most general service tank rail tank cars carrying non-hazardous and hazardous commodities including crude oil and ethanol are equipped with a bottom outlet valve through which the tank car is emptied. Current BOV designs utilizing stainless steel components have well-known shortcomings specifically in transport services where the commodity is abrasive or has corrosive characteristics that are detrimental to the materials from which the BOV is made.

On March 1, 2016 Tony Andrukaitis was appointed the Chief Operating Officer (COO) for the Company and Mr. Neil Gambow became the Managing Director of Corporate Development.

On April 4, 2016 the Company entered into a products distribution agreement with Metal Goods Manufacturing Company, Inc. (“MGM”), headquartered in Bartlesville, Oklahoma. MGM, established in 1938, designs and manufactures check valves, fittings, magnetic gauging devices and control valves used in the rail, pipeline and natural gas industries.

On June 2, 2016 Mr. Paul Cass is elected as a Director of the Company at the Company’s Annual General Meeting held in Vancouver, B.C. Mr. William Troy did not stand for re-election.

In July, 2016 the Company successfully completed initial commercial testing of the Company’s new emergency response kit known as the Kelso ERK (“ERK”). This specialized equipment is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or the Company’s connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials. The ERK meets the design requirements of many first responder stakeholders in North America. These stakeholders include the National Hazardous Materials Response Team and their 13 regional response centers; six Class 1 railroads; 700 Class 2 and 3 railroads; and training organizations like the Transportation Technology Center, Inc (TTCI) - a division of the AAR and TRANSCAER® which provides a voluntary national outreach effort that focuses on assisting communities prepare for and respond to a possible hazardous material accident event. Both TTCI and TRANSCAER® have direct influential relationships with the many first responders in North America.

On August 3 2016 Mr. John O’Neill resigned from the Board.

On August 10, 2016 Ms. Laura Roach was appointed to the Board.

On September 13, 2016 the Company was granted a United States Patent 9,441,749 for the Company’s VRV. The patent took approximately two years to process and will remain in effect for the next seventeen years. The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of the Company’s VRV design has been driven by customers’ concerns and demands for a better performing VRV due to high failure rates of current products in the market today.

On November 10, 2016 the Company entered an exclusive Technology Development Agreement (the “GJ Agreement”) with G & J Technologies Inc. (“G & J”), a private company incorporated in the Province of British Columbia. The GJ Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance extreme terrain vehicles (“ETVS”). The GJ Agreement gives the Company the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of ETVS. The Agreement gives the Company the right to patent, market, manufacture, distribute and license all specialized technologies covered under the GJ Agreement. The Company plans to utilize these technologies to create ETVS components that can generate multi-million dollar revenue streams.

Subsequent to Year Ended December 31, 2016

Mr. Neil Gambow resigned as a Director and Chief Technology Officer of the Company effective February 2, 2017.

On February 8, 2017 the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent applications owned by Kelso cover numerous new technologies. The Company anticipates filing further patent applications relating to the ASCS technology as the Company continues to develop and improve the ASCS technology. With the ASCS patent applications, the Company seeks proprietary rights protection to allow for the development of the Company’s business of converting existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles (ETVS). The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. Vehicles featuring the Company’s proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

In accordance with M1003 manufacturing status policies and guidelines the AAR conducted the audit of the Company’s Bonham, Texas facility from January 16 – 18, 2017. This audit is required to maintain M1003 certification which is a requirement for all tank car valve manufacturers. The audit was completed with no adverse findings and continuation of the Company’s M1003 approval has been recommended by the lead auditor. In addition to the AAR review the Company’s M1003 system has been audited by a number of key customers who have approved our M1003 program as compliant with their own M1003 requirements. Achieving M1003 approval is indicative of the Company’s commitment to American-made high quality products. This includes product warranties and service that surpass all industry requirements.

Capital Expenditures

The Company has no material capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of the Company’s common shares during the Company’s last financial year or current financial year.

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

The Company currently offers approximately 60 products. Key products include 47 types of EPRVs for pressure management; 4 types of one-bolt manways, 4 types of bottom outlet valves and 4 types of vacuum relief valves that address the technical requirements of loading, transport and unloading operations for the containment of non-hazardous and hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has obtained patents for the Company’s EPRV Patent 5,855,225 and KKM Patent 7,104,722 B2, the patent for the Company’s ETS technology has expired. The Company holds a patent for the Company’s ceramic BOV Patent 9470320 issued on January 13, 2016. See “Risk Factors – Risks Relating to the Business” for additional information on patents for the Company’s product. See “Key Products” below for a description of the Company’s key products. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, receives feedback from key customers on new products to add to the Company’s catalogue and considers, and where appropriate incorporates, this customer feedback into product development decisions. The Company does not have any agreements with the Company’s customers in this regard.

The Company’s management has expanded the Company’s business plans in 2016 to include non-tank car related equipment, engineering and troubleshooting services and ancillary non-proprietary production services. Product development activities are focusing on the creation of innovative engineered solutions for a wide range of applications in all transportation markets.

The Company continues to build a quality brand in the railroad industry based on the Company’s reputation to create, develop, engineer and reliably supply “best technology” product solutions that address the demanding technology criteria of the Company’s railroad customers. In less than three years, the Company has successfully gained the railroad industry’s confidence, approval and their willingness to adopt the Company’s products.

The Common Shares are publicly traded on the TSX under the trading symbol “KLS” and on the NYSE MKT under the trading symbol “KIQ”.

The Company operates in conjunction with the Company’s three wholly-owned subsidiaries, Kelso USA, Kelso Innovative and KIQ Industries. Kelso Innovative focuses on engineering industrial designs and distribution plans for the Company’s products for applications in the roadway trucking and trailer market. KIQ Industries is working on the development of several new specialty products.

Markets

The Company’s principal markets are the United States and Canada. The Company distributes the Company’s products directly to the Company’s customers from the Company’s production facilities in Bonham, Texas.

The Company’s key products are the BOV, VRV, KKM and EPRV. Each of these key products is at the commercial production stage. The Company continues to work on the development of new products and on finding new markets for the Company’s existing products such applications for the Company’s products in the trucking industry.

The Company’s total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited)	Key Product			Geographic Jurisdiction
		ETS and Other (unaudited)	KKM (unaudited)	EPRV (unaudited)	United States (unaudited)	Canada (unaudited)
December 31, 2014	$23,816,809	$46,097 (0.2%)	$151,027 (0.6%)	$23,569,460 (99.2%)	$22,875,589 (96%)	$941,220 (4%)
December 31, 2015	$18,910,122	$5,480 (0%)	$1,678,092 (9%)	$17,226,550 (91%)	$16,950,239 (89.6%)	$1,959,883 (10.4%)
December 31, 2016	$8,077,143	$299,874 (3.7%)	$227,103 (2.8%)	$7,550,166 (93.5%)	$8,059,293 (99.8%)	$17,850 (0.002%)

Business Model

The business model of the Company is focused on the industrial design and engineering development of qualified commercial products based on the Company’s patents, proprietary rights, expertise and specific technology adoption criteria established by the Company’s clientele. The resulting products are marketed, produced and distributed to the Company’s OEM, repair and retrofit customers in the railroad industry.

The Company’s primary goal is to build large profitable revenue streams from the Company’s products. Management plans to reinvest profits into the expansion of the Company’s business to grow earnings to levels that maintain financial health without further external funding; improve returns on investment; allow for the payment of dividends; and allow the corporate value to increase on behalf of the Company’s shareholders. However, there is no guarantee that the Company will be successful in achieving these goals.

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
  acquisition of new or established products that can grow new markets under the Company’s management;
  marketing initiatives that promote awareness of the Company’s products being “best available technology” as evidenced by increasing revenue from sales of the Company’s products and adoption rates for the Company’s products in the marketplace;
  reliable order base from customers to fuel predictable profitable business growth; and
  production infrastructure and capacity that can supply demand.

Although still a small enterprise, the Company believes that it remains at the forefront of technology development for the railroad industry as it has successfully developed new products which are designed to address current industry and customer demand and which replace products that are based on technology which was developed in some cases over 80 years ago. The Company’s business model is focused on becoming a leader in the design and supply of new technologies aimed at safe operational effectiveness and economic efficiencies in transportation systems.

Key Products

The Company currently offers approximately 60 products. The key products that the Company offers, as summarized below, include a series of 47 types of EPRVs for pressure management; 4 models of the KKM manway securement system, 4 Bottom Outlet Valve (BOV) models, 4 Vacuum Relief Valve (VRV) models; and 1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for the Company’s EPRV and KKM and has applied for patents on the Company’s BOV and VRV products. See “Risk Factors – Risks Relating to the Business”. In addition to current product offerings, Kelso Innovative continues to work on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (EPRV)

Over the past decade Kelso has been involved in the development, regulatory approval, marketing and manufacture of EPRVs that are designed for railroad tank cars that carry hazardous and nonhazardous commodities. The Company currently has approximately 47 versions of EPRVs in the Company’s product line, including a number of high-performance EPRVs. As required, the Company’s series of EPRVs have received AAR approval based on service trials and physical testing. The Company believes that the Company’s series of EPRVs are “best available technology” products and proprietary to the Company. The Company believes they have a number of significant competitive advantages that include:

  high “barrier to entry” for competitors due to the Company’s patent rights and the years of testing required by the AAR to gain regulatory approvals;
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

See “Information on the Company – Business Overview – Competitive Conditions” below.

One-Bolt Manway (KKM)

The Company holds the patent rights for a unique one-bolt manway technology currently trademarked as the “Kelso Klincher®”. The Company believes the KKM is a technology change opportunity for the railroad industry where the operational effectiveness and economics are compelling for customers’ adoption of the KKM. The Company believes advantages include:

  one-bolt-and-strap design eliminate possible leaks due to crushed gaskets (the strap system design applies uniform force on the gaskets when they are drawn together to secure the lid compared eye-bolts point load the gasket at each eye-bolt location which can crush the gasket during sealing operations.
  eliminates lid deformation and nozzle distortion due to the over-torque of current eye-bolts;
  eliminates relaxation of gaskets under eye-bolt location (the strap system uniformly loads the gasket which can cause a leak;
  reduces eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique. This can result in a $5,000 fine per rail car imposed on shippers by FRA for every loose eye bolt.
  standard AAR-approved gasket retention method with hard and soft gaskets;
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

Kelso Bottom Outlet Valve (BOV)

The Kelso quarter-turn ball-style BOV is designed to substantially improve field performance. Most general service tank cars have a quarter turn ball-style BOV with a stainless steel ball used for unloading the tank car. The existing designs are plagued with problems with seal leaks due to debris contamination, damage due to physical abuse or corrosion, leaks at the valve stem and excessive torque used to open a valve. When a BOV experiences a leak, it must be removed from the tank car for repair. This is a costly operation that takes the tank car out of service for at least 45 days. The new Kelso ball-style BOV addresses these problems with new technologies:

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

The Kelso BOV is expected to substantially reduce the risk of a leak and offer tank car owners a more cost-effective product. The Kelso BOV is currently approved for AAR field service trial. The Company holds a patent for the BOV Patent 9470320 issued on January 13, 2016.

Kelso Vacuum Relief Valve (VRV)

Most general service tank cars have a vacuum relief valve installed to prevent tank car implosion due to excessive vacuum in the tank car. This can be caused by using an evacuation pump to unload the car or temperature change on an empty tank car. The current designs use a very weak helical spring for actuation. This weak spring can allow the valve to open even during transit and suck in debris which contaminates the valve seal causing the leak. This has been a severe problem especially on crude oil tank cars. Customers have pressed Kelso to design a VRV to address this problem.

The Kelso design uses the Company’s constant force spring technology to provide a stronger spring to reduce possible leaks. The spring is housed in a protected environment to protect it from the environment. The Kelso VRV is currently in AAR field service trials. The Company holds the patent for the Company’s VRV, Patent 9,441,749 expiring in 2033.

Production and Services

The Company operates one 44,000 sq. ft. production facility and one 6,000 sq. ft. engineering development facility both in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for the Company’s production facilities from the AAR.

Location to supply chains and customers is a critical factor in the Company’s production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. The Company controls assembly, testing, certification and shipping processes for the Company’s products. Production output can be scaled upwards when required with minimal investment.

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

Marketing

The Company’s marketing professionals work directly with users of the Company’s products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for the Company’s products. The largest and most demanding is the rail tank car manufacturers, or OEMs, that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by the Company, but management has been making decisions about the operating matters of the Company based on the OEM market as OEMs constitute the largest portion of the Company’s customer base. Management has established key strategic relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada, both of which have requested that the Company participate in and present at FRA and Transport Canada training seminars throughout North America. The Company is a member of the AAR, Chlorine Institute, Canadian Rail Supply, the Canadian Association of Railway Suppliers and Railway Supply Institute (RSI) and management has established key strategic relationships with other influential members of the railroad community including the FRA and Pipeline and Hazardous Materials Safety Administration (PHMSA). These key strategic relationships have resulted in the Company coordinating the Company’s actions with FRA, and working especially with the FRA to ensure the Company’s products meet regulations and provide better technology. The Company believes that it is well connected to the Safety and HAZMAT sections of the Class I railroads, such as BNSF Railway, Union Pacific Railroad, Canadian National Railway, CSX and Canadian Pacific Railway, by virtue of the Company meeting with the Safety and HAZMAT security representatives for the Class I railroads. The Company has provided EPRV and KKM to install on most of their training cars, and the Company joins them on customer and first-responder training sessions at their request.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

The Company believes that the Company’s marketing initiatives deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months.

Research and Development

A key cornerstone of the Company’s ability to sustain business growth lies in the Company’s ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. Kelso Innovative works closely with non-hazardous and HAZMAT commodities stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. The Company expects some new products to be approved by the AAR in time for sales in 2016. Testing and development costs are not material. However, there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company’s pressure relief valve for high-pressure tank cars designed to carry liquefied compressed gas is currently in testing and applications are expected to be made to AAR for service trials in 2016. The Company’s BOV and VRV are currently in field service trials. See “Business Overview”.

Specialized Skill and Knowledge

The Company relies on the specialized skills of management, employees and consultants in the areas of product development and assembly, business development and public company management. In particular, the Company believes that it has engaged individuals with extensive production expertise and railroad industry experience with the overall goal of attaining economic, effective and efficient assembly operations. The Company believes it has engaged individuals with extensive production expertise because the Company’s internal hiring standards require that individuals performing critical operations for component parts must have demonstrated a minimum of five years’ experience with similar production operations. The Company has a management team with extensive experience managing public companies. See “Directors, Senior Management and Employees”. The loss of any of these individuals could have an adverse effect on the Company. See “Risk Factors”.

Competitive Conditions

The Company is an innovator in the design and supply of railroad service equipment and uses patented technology to develop proprietary commercial products. As at the date of this filing, the Company’s main competitors are Midland Manufacturing of Chicago, Illinois, Fort Vale and Union Tank Car Company of Chicago, Illinois. The Company believes the Company’s EPRV product line has advantages over the competitors’ internal and external pressure valve products offered by competitors as described under “Key Products”. ESI Inc., an independent firm based in Aurora, Illinois, which reviewed the Company’s KKM against competitive products determined that the Company’s KKM was the best available manway in the Company’s report dated May 6, 2013 titled “Hazard Analysis Kelso Technologies Klincher® Manway”. Competitive products may be forthcoming in the future but could be conditional based on their designs and may have to undergo lengthy service trials and applications to gain regulatory approvals from the AAR. This process could take two to three years to achieve, giving the Company a significant advantage. The Company holds patent rights to certain of the Company’s products and technologies. The Company takes the Company’s patent rights seriously and intends to vigorously defend any infringements on the Company’s patents.

The ability of the Company to compete for and acquire production contracts for the Company’s products in the future will depend on a number of factors, including the Company’s ability to continue to offer best available technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Raw Materials/Components

The Company has three to five suppliers in the United States for each component part of the Company’s products, and sources parts directly from these suppliers based on the suppliers’ ability to satisfy the purchase order within the specified timeframe. The Company assembles the components at the Company’s production facilities in Bonham, Texas to develop the Company’s finished products which are then shipped directly to the Company’s customers. The parts used to assemble the Company’s products are generally available from a variety of suppliers at prices which are within the Company’s budget for such parts. Most materials used to assemble the Company’s products are commodity raw materials such as steel and rubber. These materials are subject to price fluctuations which the Company believes have historically been modest based on commodity prices for these materials. As Company does not have any long term contracts with the Company’s suppliers, it is able to mitigate the effects of such price fluctuations by adjusting product pricing based on the price of commodity raw materials at the time a purchase order is placed. See “Risk Factors” for a discussion of the risk factors associated with price fluctuation for raw materials.

Intangible Properties

The Company’s intangible property, particularly the Company’s intellectual property rights, plays an important role in securing the Company’s competitive advantage. The Company held the patent for the Company’s EPRV technology Patent 5,855,225 which expired January 29, 2016. The Company holds the patents for the Company’s EPRV Patent No. 9,568,146 B1 issued February 14, 2017 and for the Company’s KKM Patent 7,104,722 B2 which expires in 2023, and has a trademark for the Company’s Kelso Klincher® Manway (Registration Number 4,282,652) and has filed a trademark application for the Company’s Kelso Tiger Tube products. The Company does not have a patent for the Company’s ETS technology. The Company holds the patent for the Company’s ceramic BOV Patent 9470320 issued on January 13, 2016. The Company holds the patent for the Company’s DPRV Patent 9,234,601 B1 expiring in 2033. The Company also holds the patent for the Company’s VRV, Patent 9,441,749 expiring in 2033. On February 8, 2017 the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS).

These patents and trademarks are critical to the Company’s success as they provide a significant advantage to the Company over the Company’s competitors. See “Risk Factors” for a discussion of risk factors relating to the Company’s intellectual property and competition.

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

Economic Dependence

The Company’s business is dependent on the Company’s ability to create, produce and distribute the Company’s unique proprietary products such as the Company’s patented pressure relief valves, one-bolt manway, vacuum relief valves and bottom outlet valves. See “Material Contracts”.

Although the Company is optimistic about the Company’s future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of the Company’s revenue. The Company does not have any formal agreements for long term, large-scale purchase orders from the Company’s existing customers; however, the Company believes that it maintains good relationships with the Company’s customers to maintain the Company’s status as a preferred supplier of EPRV, KKM and 1 ETS product. The Company is a preferred supplier for Trinity and ARI as evidenced by the Company’s EPRV becoming recommended standard equipment on a series of their railroad tank cars used primarily for ethanol and crude oil transport. Trinity is the number one tank car manufacturer in North America, while ARI is the number three tank car manufacturer in North America. This designation is significant because the Company is listed as standard and not optional equipment for tank cars of Trinity and ARI destined for crude oil and ethanol service by these customers.

The Company currently services all five of the OEM producers of rail tank cars and is aware of the new tank car builder OEMs entering the market. Purchase orders from these and other customers continue to be submitted to the Company for the Company’s products. The Company’s purchase orders are subject to the general terms and conditions imposed by the Company. The general terms and conditions provide that all payments from customers are due and payable 30 days from the date of invoice, provided however, that the Company has the right to require payment before shipment or payment via letter of credit in the event that the Company determines the buyer is delinquent in payment or will exceed the Company’s credit limit. Orders in process are subject to cancellation charges as determined by the Company. The extent of work performed at the time of cancellation will govern the amount of the charge.

Employees

As at December 31, 2016, the Company had 47 employees (December 31, 2015 – 42 employees), including employees of the Company’s subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in British Columbia.

Reorganizations

In April 2010, the Company completed a reorganization of the Company’s management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of the Company’s Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of non-hazardous and HAZMAT commodities as well as rail safety. The primary regulatory body in the United States for the railroad transportation industry is U.S. Department of Transportation and the Federal Railroad Administration, PHMSA and in Canada is Transport Canada. The Company endeavours to develop all of the Company’s products and operate the Company’s business in compliance with all applicable government regulations and testing requirements. The Company certifies the Company’s products on an ongoing basis in accordance with AAR guidelines and government regulations. As the Company assembles the Company’s products rather than manufactures them, the Company is not subject to any environmental regulations other than the standard water and sewage regulations.

C. Organizational Structure

The Company has three wholly-owned subsidiaries, Kelso USA, Kelso Innovative and KIQ Industries. Kelso Technologies Inc. owns 100% of the voting securities of each of the Company’s subsidiaries. No subsidiary has a class of restricted securities. See “Information on the Company – History and Development of the Company”.

D. Property, Plants and Equipment

The Company operates one production facility totaling approximately 44,000 square feet and one engineering development facility totaling 6,000 square feet both in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for the Company’s production facilities from the AAR. See “Business Overview” for additional information regarding the Company’s facilities, including a discussion of the productive capacity and extent of utilization of the Company’s facilities and products produced. To the best of the Company’s knowledge, there are no environmental issues that may affect the Company’s utilization of the Company’s assets.

As at December 31, 2016, the total carrying value for the Company’s property, plant and equipment was $3,194,492 (December 31, 2015: $3,396,893), the breakdown of which is as follows: land - $12,588 (December 31, 2015: $12,558), buildings - $2,651,942 (December, 2015: $2,762,440), leasehold improvements - $13,487 (December 31, 2015: $19,080), production equipment - $481,648 (December 31, 2015: $595,306), and vehicles - $34,857 (December 31, 2014: $7,509).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that the Company’s current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations for the years ended December 31, 2016 (“Fiscal 2016”), December 31, 2015 (“Fiscal 2015”) and December 31, 2014 (“Fiscal 2014”) should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements for Fiscal 2016, Fiscal 2015 and Fiscal 2014 (collectively, the “Reported Periods”) were prepared in accordance IFRS.

Revenues have been: Fiscal 2014 $23,816,809, Fiscal 2015 $18,910,122 and Fiscal 2016 $8,077,143. At the same time the gross profit margins have been: 46% for Fiscal 2014, 27% for Fiscal 2015 and 24.5% for Fiscal 2016. Revenues for 2014 were extremely high due to unusually high demand from crude oil suppliers for new rail tank cars. This demand caused OEM manufacturers to increase their production of tank cars. Revenues for Fiscal 2015 and 2016 decreased due to a significant drop in oil prices which in turn lessened demand for crude oil tank cars. Management expects that this decrease in demand for more profitable valves for crude oil tank cars will continue for the foreseeable future. The Company’s gross profit margin for Fiscal 2014 was very strong due to economies of scale and also due to a product mix that saw the industry ordering stainless steel EPRV’s in an attempt to reduce the corrosive effect of the sulphur content of the crude oil that is being transported. The gross profit for Fiscal 2015 declined due in part to a pricing conflict brought on by a foreign competitor as well as the introduction of the Company’s KKM manway system which had higher than expected start up costs. The profit margin continued to decline in Fiscal 2016 due to the rail market being very slow and the Company was required to adjust selling prices to attract business. The Company’s administrative costs were $463,888 per month for Fiscal 2015 and have since declined to $431,336 (excluding share-based expenses) per month for Fiscal 2016. These costs have declined due to management cutting operating costs in light of the depressed rail market. Management continues to realign the Company’s business model and believes that costs related to rail equipment production will continue to decline over the current year as the overall demand in the sector is anticipated to be flat for the foreseeable future. There have been no unusual or infrequent events that have affected the Company directly with the exception of the decreased demand for tank cars attributable to the commodity prices in the crude oil industry.

See “Item 17 – Financial Statements” and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

The financial results for the Reported Periods are indicative of an industrial railroad equipment supply company transitioning from a product development organization to an industrial business enterprise that has the capability to distribute commercial products from a production infrastructure that can reliably supply to a heavily regulated railroad industry. The growth and declines in revenues, corresponding expenses and resulting earnings and losses reflect the Company’s progress in the execution of the Company’s business plans in an extremely cyclical rail industry. There was a steady growth of sales of the Company’s products to the OEM segment of the rail tank industry that began in April 2012. Growth results peaked in Fiscal 2014 and the past two fiscal years experienced a decline in operational results in line with recession in the rail industry. Financial results reflect the costs and investments associated with ongoing product development and the expansion of the Company’s production capacity (including equipment, lease costs, training and qualifying human resources) in advance of higher profitable sales levels. The strategic plan for commercialization has also required the Company to make ongoing investments in production infrastructure; industrial engineering and testing; railroad regulatory filings; liability insurance; and new market initiatives. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

The Company saw rapid growth in Fiscal 2013 and 2014 but commencing in Fiscal 2015 and Fiscal 2016 decreased revenues and profits were recorded due to a decrease in demand from the crude oil sector, competitive pricing issues and bringing the KKM into production with the inefficient costing issues that are associated with new production systems. Revenues grew steadily from $13,131,387 in Fiscal 2013 to $23,816,809 in Fiscal 2014. Fiscal 2015 saw the beginning of a decline in revenues to $18,910,122 and continued into Fiscal 2016 where revenues declined to $8,077,143. The greatest increase in units sold was realized in Fiscal 2014 as the OEM manufacturers received and unusual growth in orders from crude oil producers. Fiscal 2015 and Fiscal 2016 saw a steady decline in orders from crude oil producers for the Company’s EPRV and the Company believes that this decreased demand will continue in 2017. The Company received more orders for stainless steel EPRV’s in Fiscal 2014. This is evidenced by the gross profit performance at 46% in Fiscal 2014. The margin on stainless steel valves is better than the margin on the conventional carbon valve. However Fiscal 2015 saw margins shrink to 27% and Fiscal 2016 saw margins further declined to 24.5% as the Company encountered issues with competitor’s pricing as well as a sector with lower demand than prior years due to a slowdown in the oil sector. EPRV’s for the crude oil sector yield a greater margin than those valves sold to other sectors. The Company’s administrative costs have declined due to the necessity of conserving capital. In Fiscal 2014, 2015 and 2016 the Company’s monthly overhead costs were approximately $389,285, $463,888 and $431,336 respectively. The Company’s net income or loss is a result of the previous factors. During Fiscal 2016 the Company recorded a net tax recovery of $1,248,551. This recovery pertained to the results of prior years and is the net amount of the taxes that the Company has already paid to the Canadian government. The Company showed a profit for Fiscal 2014 of $4,025,781 and a loss for Fiscal 2015 of $2,510,826. In Fiscal 2016 Kelso reported a loss of $2,465,592. Prior to these reporting periods the Company had been incurring losses.

Management cautions that the infrastructure of the railroad industry poses many challenges to the development and adoption of the Company’s products. Economic and regulatory uncertainty could have a material effect on the Company’s current or future business including financial condition and results of operations. The Company is still in the early stages of implementing the Company’s commercial business plan hence there are financial risks inherent in the Company’s business plans. This includes a lack of assurance that a profitable market for the Company’s industrial products will continue to develop. Other risk factors may include the adverse effects of raw material costs; competition; and environmental and regulatory issues if government regulations change in the future. See “Risk Factors”.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

For Fiscal 2016, the Company reported net loss of $2,465,592 ($0.05 per share) against revenue of $8,077,143 compared to a net loss of $2,510,826 ($0.05 per share) against revenue of $18,910,122 for the year ended December 31, 2015. The Company’s gross profit percentage decreased slightly to 24.5% from 26.9% in 2015. The decline is due to a very soft rail market and corresponding price adjustments. Net loss and comprehensive loss for Fiscal 2016 was $2,465,592 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $241,363, share-based expense (Black-Scholes) of $285,745 and net income tax recovery of $989,186.

Factors in the reported income for Fiscal 2016 include expenses of $2,076,460 (Fiscal 2015-$1,547,182) related to office and administration costs mainly in Bonham, Texas; and on-going industrial product design and development costs of $704,86857 (fiscal 2015- $783,680). The Company currently has three members of the engineering department. In 2015 there were four members of this department and this resulted in declining design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2016 salaries and benefits increased to $492,732 (Fiscal 2015 - $368,112). The Company employs ten administrative people in this area as compared to eight for the comparative period. Executive management contract fees have decreased to $717,369 Fiscal 2015 ($727,217). In Fiscal 2016 and 2015 there was no executive bonus paid. The Company’s consulting fees have declined to $246,501 for Fiscal 2016 (Fiscal 2015 - $421,869). During Fiscal 2016 the Company retained two administrative support persons and one web-site/communications consultant. In addition this account includes transfer agent and filing fees which declined due to the Company not listing on any new exchanges during the year. Investor relations fees of $84,000 remained the same between Fiscal 2016 and 2015.

Business growth expenses included marketing costs of $587,553 (Fiscal 2015 - $730,389) and related travel costs of $526,451 for Fiscal 2016 (Fiscal 2015 - $445,555). The Company’s marketing efforts continue in an attempt to keep the Company’s products at the forefront of the industry. For Fiscal 2016 the Company employed six full time marketing people whereas for most of Fiscal 2015 the Company employed five people in this capacity. Salaries have been restructured for 2016 and compensation packages are more heavily composed of incentive targets as opposed to higher base salaries. Travel costs have risen with the added marketing efforts as the Company’s sales people are constantly travelling around the United States.

Share-based expenses were incurred due to the granting of share purchase options during Fiscal 2016. Share-based expenses for Fiscal 2016 were $285,745 as compared to $672,533 during Fiscal 2015.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $357,876 for Fiscal 2016 (Fiscal 2015 - $239,581).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company’s products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2016 were $570,102 (Fiscal 2015 - $731,835).

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

Net loss and comprehensive loss for Fiscal 2015 was $2,510,826 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $237,201, share-based expenses (Black-Scholes) of $672,533 and deferred income tax recovery of $86,932.

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

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2015 salaries and benefits increased to $368,112 (Fiscal 2014 - $245,430). The Company employs eight administrative people in this area as compared to five for the comparative period. Executive management contract fees have increased between Fiscal 2014 ($540,000) and Fiscal 2015 ($727,217). This is due to the addition of one more executive member. In Fiscal 2015 there was not an executive bonus but Fiscal 2014 saw a bonus of $694,767. This bonus was pursuant to each officers management contract. The Company’s consulting fees have risen to $548,471 for Fiscal 2015 (Fiscal 2014 - $460,680). During Fiscal 2015 the Company retained one investor relations party, two administrative support persons and one web-site/communications consultant. In addition this account includes transfer agent and filing fees which rose due to our filings with the Securities and Exchange Commission and due to the listing of the Company’s common shares on the TSX in Canada and on the NYSE MKT.

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

Share-based expenses increased due to the granting of share purchase options during Fiscal 2015. Share-based expenses for Fiscal 2015 were $672,533 as compared to $417,401 during Fiscal 2014.

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

Net income and comprehensive income for Fiscal 2014 was $4,025,781 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $161,408, share-based expenses (Black-Scholes) of $417,401 and deferred income tax of $832,171.

Factors in the reported income for Fiscal 2014 include expenses of $128,806 (Fiscal 2013-$157,397) related to the lease costs of production and headquarter facilities in Downers Grove, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $440,600 (fiscal 2013-253,308). The Company started the current fiscal year with two engineers in this division but added two more engineers in Fiscal 2014. This has added to the Company’s design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2014 salaries and benefits stayed constant at $245,430 (Fiscal 2013 - $245,409). The Company employs five administrative people in this area as compared to four for the comparative period. Executive management contract fees have stayed constant between Fiscal 2013 and Fiscal 2014 at $540,000 per year. In addition, the Company paid a bonus to three senior operating officers totaling $694,767 for Fiscal 2014 and $269,434 for Fiscal 2013. This bonus was pursuant to each officers management contract. The Company’s consulting fees have risen to $460,680 for Fiscal 2014 (Fiscal 2013 - $339,552). During Fiscal 2014 the Company retained one investor relations party, one administrative support person and one web-site/communications consultant. In addition this account includes transfer agent and filing fees which rose due to the Company’s filings with the Securities and Exchange Commission and due to the listing of the Company’s common shares on the TSX in Canada and on the NYSE MKT.

Business growth expenses included marketing costs of $571,990 (Fiscal 2013 - $371,687) and related travel costs of $290,400 for Fiscal 2014 (Fiscal 2013 - $223,019). The Company’s marketing efforts have increased substantially as reflected in the Company’s increased sales. For Fiscal 2014 the Company employed five full time marketing people whereas for most of Fiscal 2013 the Company employed three people in this capacity. Travel costs have risen with the added marketing efforts as the Company’s sales people are constantly travelling around the United States.

Share-based expenses declined due to the grant of fewer share purchase options during Fiscal 2014. Share-based expenses for Fiscal 2014 were $417,401 as compared to $743,756 during Fiscal 2013.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $225,481 for Fiscal 2014 (Fiscal 2013 - $167,929).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company’s products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2014 were $626,704 (Fiscal 2013 - $372,402).

B. Liquidity and Capital Resources

The Company’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company is confident that the demand for the Company’s products will eventually improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds will remain low in the first part of 2017 with increased demand in the later part of 2017. Management expects that the Company’s capital resources will diminish over the short term until revenues begin to improve in future periods.

As at the end of Fiscal 2016 there were no material commitments for capital expenditures. During 2014 the Company completed the construction of a new 44,000 square foot building for a cost of $2,700,000. There are no loans or encumbrances on the building.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of the Company’s products and the exercise incentive stock options. During 2016 the Company raised $314,680 (exclusive of share issue costs) from the exercise of 340,000 share purchase options. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet the Company’s future financial obligations and the Company’s operations may be adversely affected.

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

In the past, the Company has raised funds through private placement equity financings and through the exercise of options and warrants. Currently, the Company relies primarily on revenues generated through operations. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

December 31, 2016 Compared to December 31, 2015

At December 31, 2016 the Company had cash and cash equivalents in the amount of $2,312,279; accounts receivable of $637,845; prepaid expenses of $708,100; Income tax receivable of $753,223 and inventory of $5,206,129 compared to cash and cash equivalents in the amount of $3,175,292; accounts receivable of $1,706,488; prepaid expenses of $1,103,498; and inventory of $5,981,919 at December 31, 2015.

The working capital position of the Company at December 31, 2016 was $8,511,809 compared to a working capital position of $10,099,390 at December 31, 2015.

Net assets of the Company were 11,711,944 at December 31, 2016 compared to $16,157,689 at December 31, 2015. At December 31, 2016, the Company had no interest bearing long-term liabilities or debt.

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

C. Research and Development, Patents and Licenses, etc.

A cornerstone of the Company’s ability to initiate business growth lies in the Company’s ability to create new commercial products and innovate existing products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. The Company works closely with stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. See “Business Overview”, “Intangible Properties”, “Economic Dependence” and “Risk Factors” above for a discussion of the Company’s patents and licenses.

The Company has spent the following amounts on research in recent years: $704,868 during Fiscal 2016, $783,680 during Fiscal 2015 and $440,600 during Fiscal 2014.

D. Trend Information

In 2015 the Company managed the Company’s business development strategies in the worst rail tank car market since 2008. HAZMAT businesses have cut back on production which has led to lower demand for rail tank cars. There are many reasons for this trend which include political climate, regulatory uncertainty, low commodity prices and diminishing capital investment activity. This is expected to continue throughout 2017.

Affecting the Company’s future business outlook is the impact of mandatory new regulations for HAZMAT tank cars. On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

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

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars. After much analysis the retrofit option for most owners is cost prohibitive and makes no financial sense. It appears that there may be a new build boom forming on the horizon as the majority of existing DOT-111 tank cars will most likely be re-purposed or scrapped in favor of new tank cars. Compliance with the new DOT-117 regulations must be completed in early 2018 for crude tank cars and 2023 for ethanol tank cars, a situation that should be good for the long-term benefit of the Company.

E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2016 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on the Company’s latest balance sheet as at December 31, 2016.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company’s directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director, President and CEO	President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988.
Richard Lee	CFO	CFO of the Company since April 8, 2010 and self-employed businessman.
William Troy(1)	Director and Audit Committee Member	Businessman
Neil Gambow(2)	Director, former COO, Chief Technology Officer, CEO of Kelso USA and CEO of Kelso Innovative	President and CEO of Kelso Innovative from June 21, 2012 to February 2, 2017; President and CEO, Kelso USA from November 2007 to August 3, 2016; President Nexnine LLC a consultancy business since November 2006.
Peter Hughes	Director and Audit Committee Member	Self-employed businessman. Director of Broome Capital Inc. (BCP.HNEX), Gourmet Ocean Products Inc. (GOP.V) and Naturally Splendid Enterprises Ltd. (NSP – TSXV).
Tony Andrukaitis	Director, Executive Vice President Business Development, COO	Independent Business Consultant; Chief Operations Officer of Trinity Rail and President of Trinity Tank Car, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July 2004 to March 2009. President and CEO, Kelso USA from August 3, 2016 to present; President and CEO Kelso Innovative from February 2, 2017 to present.
Phil Dyer	Director and Audit Committee Member	Businessman. Legacy Texas Bank Plano, Texas from November 1996 to February, 2016 including the position of President from December 2000 to December of 2014. Former mayor of Plano, TX, having served from 2009 to 2013.
John R. O’Neill(3)	Director	John R. O'Neill is the President and CEO of the Firefighters Education and Training Foundation (the “Safety Train”) which he founded in 1994. Prior to his involvement with the Safety Train, he was a private building contractor.
Paul Cass(4)	Director and Audit Committee Member	Businessman
Laura Roach(5)	Director	Partner at Albin Roach, a law firm located in Collin County, Texas since 2000 and President of an internet based attorney referral business named divorceinpeace.

(1) Mr. Troy did not stand for re-election at the Company’s Annual General Meeting held on June 2, 2016.

(2)	On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Company on February 2, 2017.
(3)	Mr. O’Neill resigned as a Director of the Company on August 2, 2016.
(4)	Mr. Cass was elected a Director of the Company at the Company’s Annual General Meeting held June 2, 2016.
(5)	Ms. Roach was appointed a Director of the Company on August 10, 2016.

James R. Bond (63 years) – President, CEO and Director

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

Richard Lee (61 years) – CFO

Mr. Lee has been the Company’s CFO since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelor’s degree in Commerce. In addition he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.

Neil Gambow (71 years) – Chief Technology Officer(1)

Mr. Gambow was appointed Chief Technology Officer on June 2, 2016. Mr. Gambow held the position of COO of the Company until March 1, 2016. Mr. Gambow had been a director of the Company since December 28, 2009. Mr. Gambow had served as CEO of Kelso Innovative since June 21, 2012 until his resignation on February 2, 2017 and as President and CEO of Kelso USA since November 2007 until August 3, 2016. Mr. Gambow is the former President of Midland Manufacturing, a subsidiary of the Dover Corporation, a US Fortune 500 company. Midland produces valves and valve-related products for the North American rail tank car market.

(1) On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Company on February 2, 2017.

Peter Hughes (55 years) - Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of the Company’s Audit Committee. Mr. Hughes has 30 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President, CEO and a director of Broome Capital Inc., a capital pool company listed on the NEX CEO and a director of Gourmet Ocean Products Inc. a company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Tony Andrukaitis (62 years) – Director, Executive Vice-President Business Development and COO

Mr. Andrukaitis has been a director of the Company since August 24, 2011 and was appointed COO on March 1, 2016. Mr. Andrukaitis was a member of the Audit Committee until January 2, 2015 when he was appointed Executive Vice President Business Development. Mr. Andrukaitis holds the position of President and CEO of Kelso USA since August 3, 2016 and President and CEO of Kelso Innovative (engineering industrial designs and distribution plans for patented Kelso Klincher™) since February 2, 2017. Mr. Andrukaitis has over 26 years of senior corporate management experience in finance, accounting, strategic planning, business development and turnaround activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Phil Dyer (65 years) – Director

Mr. Dyer has been a director of the Company since January 2, 2015 and is a member of the Audit Committee. Mr. Dyer was employed by Legacy Texas Bank, Plano, Texas from November 1996 to February 2016, including the holding position of President from December 2000 to December 2014. Mr. Dyer is also the former mayor of Plano, Texas having served from 2009 to 2013. Mr. Dyer holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.

Paul Cass (60 years) - Director

Mr. Cass is the COO at Whitewater West Industries Ltd. He has held several positions at Ballard Power Systems Inc. including Vice President and Chief Operations Officer (2014 to March 31, 2016); Vice President, Operations (2009-2014); Director, Material Handling and Bus Markets, Customer Service & Apps Eng (2008-2009); Director Bus Markets, Customer Service & Applications Engineering (2005-2008); Director, Customer Service, Applications Engineering and Program Management (2003-2005); Director Programs and Product Development (2001-2003). Mr. Cass holds an MBA and BASc and is a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng).

Laura Roach (45 years) - Director

Ms. Roach is a partner at Albin Roach, a law firm located in Collin County, Texas. Ms. Roach’s practice consists of both litigation matters and mediation. Her clients range from large business to individuals. She has the role of operational leader at the law firm. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized many times for the quality of her legal practice, including being named one of Texas Monthly magazine’s super lawyers every year since 2013, being named as a top attorney in D Magazine every year since 2013, and one of the top 21 to lead Collin County into the 21st Century by Inside Collin County Business, among other recognitions.

Family Relationships

There are no family relationships between any of the Company’s directors and senior management listed above.

B. Compensation

During Fiscal 2016, the Company’s directors and members of the Company’s administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Year Ended	Salary ($)	Option– based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	December 31, 2016	$180,000	N/A	N/A	180,000
Richard Lee CFO	December 31, 2016	$180,000	N/A	N/A	180,000
William Troy(1) Director	December 31, 2016	N/A	N/A	7,000	7,000

Name and Principal Position	Year Ended	Salary ($)	Option– based Awards ($)	All other compensation ($)	Total compensation ($)
Neil Gambow(2) Director, Chief Technology Officer), CEO Kelso USA and CEO Kelso Innovative	December 31, 2016	$180,000	N/A	N/A	180,000
Peter Hughes Director	December 31, 2016	N/A	N/A	30,000	30,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	December 31, 2016	$180,000	N/A	N/A	180,000
Phil Dyer Director	December 31, 2016	N/A	N/A	12,000	12,000
John R. O’Neill(3) Director	December 31, 2016	N/A	N/A	5,000	5,000
Paul Cass(4) Director	December 31, 2016	N/A	N/A	7,000	7,000
Laura Roach(5) Director	December 31, 2016	N/A	N/A	5,000	5,000

(1)	Mr. Troy did not stand for re-election at the Company’s Annual General Meeting held on June 2, 2016.
(2)	On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Company on February 2, 2017.
(3)	Mr. O’Neill resigned as a Director of the Company on August 2, 2016.
(4)	Mr. Cass was elected a Director of the Company at the Company’s Annual General Meeting held June 2, 2016.
(5)	Ms. Roach was appointed a Director of the Company on August 10, 2016.

Management Agreements

The Company entered into Professional Services Agreement with Bondwest Enterprises Inc. (“Bondwest”), a private company 100% owned by James R. Bond effective January 1, 2014 with regards to his engagement as the President and Chief Executive Officer of the Company (the “CEO Agreement”). The CEO Agreement expired on December 31, 2016. The CEO Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the CEO Agreement, the Company agreed to pay Bondwest a base fee of $15,000 per month for the term of the Agreement. Mr. Bond was eligible to receive a bonus based on the performance of the Company. On January 1, 2017 the Company and Bondwest entered into a Professional Services Agreement which expires on December 31, 2021 (the “CEO PSA”). Under the terms of the CEO PSA Bondwest will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CEO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Bondwest is also eligible to receive an annual bonus, capped at 1.5 times the base fee. The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also includes a severance clause of 24 months base fee for termination or change of control.

The Company entered into an employment agreement with Richard Lee effective January 1, 2014 with regards to his employment as the Chief Financial Officer of the Company (the “CFO Agreement”). The CFO Agreement expired on December 31, 2016. The CFO Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the CFO Agreement, the Company agreed to pay Mr. Lee a base salary of $15,000 per month for the term of the CFO Agreement. Mr. Lee was eligible to receive a bonus based on the performance of the Company. On January 1, 2017 the Company and Kitchener Holdings Corp. (“Kitchener”) a private company 100% owned by Mr. Lee entered into a Professional Services Agreement which expires on December 31, 2021 (the “CFO PSA”). Under the terms of the CFO PSA Kitchener will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CFO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Kitchener is also eligible to receive an annual bonus, capped at 1.5 times the base fee. The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also includes a severance clause of 24 months base salary for termination or change of control.

The Company entered into an employment agreement with Neil Gambow effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of Kelso USA (the “Gambow Agreement”) . The Gambow Agreement expired on December 31, 2016. The Gambow Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the Gambow Agreement, the Company agreed to pay Mr. Gambow a base salary of US$15,000 per month for the term of the Gambow Agreement. Mr. Gambow was eligible to receive a bonus based upon the performance of the Company.

On January 1, 2017 the Company and Mr. Andrukaitis entered into a Professional Services Agreement which expires on December 31, 2021 (the “COO PSA”). Under the terms of the COO PSA Mr. Andrukaitis will receive a base salary of US$15,000 per month for the fiscal year 2017. The base salary for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base salary for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base salary for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the COO PSA sales reach US$50,000,000 the base salary will increase to US$24,000 per month. Mr. Andrukaitis is also eligible to receive an annual bonus, capped at 1.5 times the base salary. The cap would increase to 3x the base salary upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also includes a severance clause of 24 months base salary for termination or change of control.

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

The term of options granted under the Option Plan shall not exceed ten years from the date of grant, and all options granted under the Option Plan are not transferable other than by will or the laws of dissent and distribution. If an Optionee ceases to be an Optionee for any reason whatsoever other than death or termination for cause, each option held by such Optionee will cease to be exercisable the earlier of 90 days following the termination date (being the date on which such Optionee ceases to be an Optionee) and the original expiry date of such option. If an Optionee dies, the legal representative of the Optionee may exercise the Optionee's options within one year after the date of the Optionee's death but only up to and including the original option expiry date.

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

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2016:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
James R. Bond(1)	100,000 100,000	1.45 1.30	March 31, 2017 August 18, 2021	0 34,270
Richard Lee(1)	100,000 100,000	1.45 1.30	March 31, 2017 August 18, 2021	0 34,270
Neil Gambow(1)(2)	200,000 100,000	1.45 1.30	March 31, 2017 February 2, 2018	0 34,270
William Troy(1)(3)	Nil	-	-	-
Peter Hughes(1)	150,000 50,000	1.45 1.30	March 31, 2017 August 18, 2021	0 17,135
Tony Andrukaitis(1)	50,000 100,000	1.45 1.30	March 31, 2017 August 18, 2021	0 34,270
Phil Dyer(1)	200,000	1.30	August 18, 2021	68,540
John R. O’Neill(1)(4)	Nil	-	-	-

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
Paul Cass(5)	200,000	1.30	August 18, 2021	68,540
Laura Roach(6)	200,000	1.30	August 18, 2021	68,540

(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2016 (being CAD$1.25) and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2016 of USD 1.3427.

(2)	Mr. Gambow resigned as a Director of the Company on February 2, 2017.
(3)	Mr. Troy did not stand for re-election as a Director of the Company at the Annual General Meeting held on June 2, 2016.
(4)	Mr. O’Neill resigned as a Director of the Company on August 2, 2016.
(5)	Mr. Cass was elected a Director of the Company at the Company’s Annual General Meeting held June 2, 2016.
(6)	Ms. Roach was appointed a Director of the Company on August 10, 2016.

Termination and Change of Control Benefits

Except as disclosed above with respect to James R. Bond, Richard Lee, Neil Gambow and Tony Andrukaitis, we have no plans or arrangements in respect of remuneration received or that may be received by the Company’s directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company’s directors or senior management during Fiscal 2016.

C. Board Practices

Term of Office

Each director of the Company holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or the provisions of the BCBCA. Each member of the Company’s senior management is appointed to serve at the discretion of the Company’s Board, subject to the terms of the personal service agreements described above.

Service Contracts

See “Employment Agreements” and “Termination and Change of Control Benefits” above for particulars of certain directors’ service contracts with the Company and the Company’s subsidiaries, as applicable. Other than as disclosed herein, the Company does not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The Company currently has three standing committees, the audit committee, the corporate governance and nominating committee and the compensation committee.

Audit Committee

The current members of the audit committee are Phil Dyer (Chairman), Peter Hughes and Paul Cass. As defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrator, Phil Dyer, Peter Hughes and Paul Cass are independent meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Company has adopted a charter for the Company’s audit committee. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company’s audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 “Corporate Governance Guidelines” and the applicable NYSE MKT rules. The current members of the Compensation Committee are Messrs. Hughes, Cass and Ms. Roach.

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

The Board appoints the members of the Compensation Committee for the ensuing year at the Company’s organizational meeting held in conjunction with each annual general meeting of the Company’s Shareholders. The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the committee.

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

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Company’s corporate governance system is effective in the discharge of the Company’s obligations to the Company’s shareholders.

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

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be “independent directors” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 “Corporate Governance Guidelines” and the applicable NYSE MKT rules. Each member will have skills and/or experience which are relevant to the mandate of the Committee. The current members of the Corporate Governance and Nominating Committee are Messrs. Hughes, Dyer and Ms. Roach.

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at the Company’s organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Company. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the committee.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The Corporate Governance and Nominating Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

D. Employees

As at December 31, 2016, the Company had 47 employees, including employees of the Company’s subsidiaries. The largest number of employees work at the Company’s production facilities in Bonham, Texas. The remainder work in British Columbia. There has been no significant change in the number of employees since December 31, 2016. At the date of this filing, the Company’s employees are not unionized and all employees are full-time. At December 31, 2015, the Company had 42 employees, including employees of the Company’s subsidiaries.

E. Share Ownership

As of December 31, 2016, the Company’s directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common		Options Owned
	# of Shares	Shares % of Class(1)
James R. Bond Director, President and CEO	1,287,500 (2)	2.77	200,000
William Troy(11) Director	1,041,021(3)	2.24	100,000
Neil Gambow Director, Managing Director Corporate Development(12) CEO Kelso USA and CEO Kelso Innovative	447,169(4)	0.96	300,000
Peter Hughes Director	1,000(5)	.002	200,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	222,480(6)	.479	150,000
Phil Dyer Director	10,000(7)	.021	200,000
John R. O’Neill(13) Director	0	0	0
Paul Cass(14) Director	69,000(8)	.148	200,000
Laura Roach(15) Director	6,390(9)	.013	200,000
Richard Lee CFO	114,500(10)	.246	200,000

(1)	Based on 46,411,752 common shares issued and outstanding as at December 31, 2016.
(2)

Mr. Bond holds 507,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 200,000 stock options exercisable into Common Shares that are not included in the total.

(3)	Mr. Troy also held 100,000 stock options exercisable into Common Shares that are not included in the total.
(4)	Mr. Gambow also holds 300,000 stock options exercisable into Common Shares that are not included in the total.
(5)	Mr. Hughes holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Andrukaitis holds 150,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Mr. Dyer holds holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(8)	Mr. Cass also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(9)	Ms. Roach also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(10)	Mr. Lee holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(11)	Mr. Troy did not stand for re-election as a Director of the Company at the Company’s Annual General Meeting held June 2, 2016.
(12)	On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Company on February 2, 2017.
(13)	Mr. O’Neill resigned as a Director of the Company on August 2, 2016.
(14)	Mr. Cass was elected a Director of the Company at the Company’s Annual General Meeting held June 2, 2016.
(15)	Ms. Roach was appointed a Director of the Company on August 10, 2016.

The voting rights attached to the common shares owned by the Company’s directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company’s knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company’s major shareholders do not differ from the voting rights of holders of the Company’s common shares who are not the Company’s major shareholders.

As at December 31, 2016, the registrar and transfer agent for the Company reported that there were 46,411,752 common shares of the Company issued and outstanding. Of these, 42,314,461 were registered to Canadian residents (45 recorded shareholders), 4,075,548 were registered to residents of the United States (789 recorded shareholders) and 21,743 were registered to residents of other foreign countries (4 recorded shareholders).

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding the Company’s major shareholders.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

For Fiscal 2016, management fees for the Company were $717,369 (Fiscal 2015 - $727,217; Fiscal 2014 -$1,243,763). At December 31, 2016, the amount due to related parties (unsecured and have no interest) was $36,000 (2015 2,795: 2014 $709,954). There were no management bonuses earned in Fiscal 2016 or Fiscal 2015 (2014 - $694,767) The $36,000 (2015 Nil) related to Directors fees and there were no amounts due (2015 $2,795; 2014 $15,187) for reimbursement of expenses to a director of the Company. Expense reimbursements are due on demand. Related party transactions during Fiscal 2016, Fiscal 2015 and Fiscal 2014 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) were $285,745 for Fiscal 2016 ($553,011 for Fiscal 2015; $208,023 for Fiscal 2014).

Other than as disclosed in this annual report and the financial statements attached hereto and other than in the ordinary course of business, since the beginning of the Company’s preceding three financial years, there have been no transactions or loans between the Company and:

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

Compensation

For information regarding compensation for the Company’s directors and senior management, see Item 6.B. Compensation.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company’s financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB, the application of which, in the Company’s case, conforms in all material respects for the periods presented with the United States generally accepted accounting principles.

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)

audited consolidated financial statements for the year ended December 31, 2016 including: independent auditors’ report by Smythe CPA, Chartered Professional Accountants, consolidated statements of financial position as at December 31, 2016 and 2015, consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years December 31, 2016 and 2015 and 2014.

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

Also, there have been no material proceedings in which any director, any member of senior management, or any of the Company’s affiliates is either a party adverse to the Company or the Company’s subsidiaries or has a material interest adverse to the Company or the Company’s subsidiaries.

Policy on Dividend Distributions

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

Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2016 that have not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company’s common shares for the five most recent full financial years on the TSX and NYSE MKT were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE MKT(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2016	1.90	0.96	1.44	0.70
December 31, 2015	5.70	1.30	5.11	0.79
December 31, 2014	7.32	3.11	6.73	2.77
December 31, 2013	3.46	0.58	3.33	0.5875
December 31, 2012(3)	0.68	0.51	0.66	0.528

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE MKT on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”.
(3)	Effective December 31, 2012, the Company changed the fiscal year end from August 31 to December 31. Information in this row is for the four month period from September 1, 2012 to December 31, 2012.

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company’s common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE MKT were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE MKT (U.S. dollars, $)
	High	Low	High	Low
December 31, 2016	1.34	0.96	0.998	0.70
September 30, 2016	1.90	1.04	1.44	0.81
June 30, 2016	1.36	1.02	1.06	0.78

Quarter Ended	TSX (Canadian dollars, $)		NYSE MKT (U.S. dollars, $)
	High	Low	High	Low
March 31, 2016	1.52	1.05	1.09	0.80
December 31, 2015	1.56	1.30	1.62	0.79
September 30, 2015	2.66	2.55	2.63	1.83
June 30, 2015	4.38	4.26	4.16	3.08
March 31, 2015	5.70	5.51	5.11	3.99

Most Recent 6 Months

The high and low market prices of the Company’s common shares for each month for the most recent six months on the TSX and NYSE MKT were as follows:

Month Ended	TSX (Canadian dollars, $)		NYSE MKT (U.S. dollars, $)
	High	Low	High	Low
February 28, 2017	1.40	1.17	1.08	0.92
January 31, 2017	1.40	1.19	1.05	0.91
December 31, 2016	1.25	1.08	0.96	0.80
November 30, 2016	1.33	0.96	0.9899	0.70
October 31, 2016	1.34	1.08	0.98	0.7877
September 30, 2016	1.52	1.19	1.17	0.8962

Transfers of Common Shares

The Company’s common shares are in registered form and the transfer of the Company’s common shares is managed by the Company’s transfer agent, Computershare Investor Services Inc. with transfer facilities in Vancouver and Toronto.

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

B. Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from the Company’s Registration Statement on Form 20-F filed on filed on August 29, 2013, as amended on October 23, 2013, November 21, 2013 and December 3, 2013.

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

1.

The Company’s patent for the EPRV was in good standing until January 29, 2016. The patent abstract describes the EPRV as “a pressure relief valve for releasing fluid through a vent in a railway tank car, tank trucks and similar vessels. A valve disc is normally biased in a closed position by a plurality of constant- force springs of laminated steel tapes on drums supported on upright angle brackets symmetrically arranged around a valve seat. The pressure at which the valve opens is determined by a pre-selection of the number of springs, laminated tapes per spring and the restoring force of each tape.” See “Business Overview”.

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

3.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was re-approved by the shareholders of the Company on June 4, 2014 and by the TSX as part of the Company’s approval for the listing of the Company’s common shares. This plan expires at the close of business on the day immediately following the date of the Company’s annual meeting of shareholders to be held in 2017. A copy of the shareholder rights plan is available under the Company’s profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

4.

The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 4, 2014. A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

5.

On November 10, 2016 the Company entered an exclusive Technology Development Agreement (the “GJ Agreement”) with G & J Technologies Inc. (“G & J”), a private company incorporated in the Province of British Columbia. The GJ Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance ETVS. The GJ Agreement gives the Company the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of ETVS. The GJ Agreement gives the Company the right to patent, market, manufacture, distribute and license all specialized technologies covered under the GJ Agreement. The Company plans to utilize these technologies to create ETVS components that can generate multi-million dollar revenue streams.

6.

On January 1, 2017 the Company entered into Professional Services Agreement with Bondwest Enterprises Inc. (“Bondwest”), a private company 100% owned by James R. Bond which expires on December 31, 2021 (the “CEO PSA”) with regards to Mr. Bond’s engagement as the President and Chief Executive Officer of the Company. Under the terms of the CEO PSA Bondwest will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CEO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Bondwest is also eligible to receive an annual bonus, capped at 1.5 times the base fee. The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one- third of 10% of the adjusted income which will be based on the audited annual income adjusted for non- cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also includes a severance clause of 24 months base fee for termination or change of control.

7.

On January 1, 2017 the Company entered into a Professional Services Agreement with Kitchener Holdings Corp. (“Kitchener”) a private company 100% owned by Richard Lee which expires on December 31, 2021 (the “CFO PSA”) with regards to Mr. Lee’s employment as the Chief Financial Officer of the Company. Under the terms of the CFO PSA Kitchener will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CFO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Kitchener is also eligible to receive an annual bonus, capped at 1.5 times the base fee. The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock- based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also includes a severance clause of 24 months base salary for termination or change of control.

8.

On January 1, 2017 the Company and Mr. Andrukaitis entered into a Professional Services Agreement which expires on December 31, 2021 (the “COO PSA”) with regards to Mr. Andrukaitis’s employment as the Chief Operating Officer of the Company. Under the terms of the COO PSA Mr. Andrukaitis will receive a base salary of US$15,000 per month for the fiscal year 2017. The base salary for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base salary for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base salary for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the COO PSA sales reach US$50,000,000 the base salary will increase to US$24,000 per month. Mr. Andrukaitis is also eligible to receive an annual bonus, capped at 1.5 times the base salary. The cap would increase to 3x the base salary upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also includes a severance clause of 24 months base salary for termination or change of control.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E. Taxation

Certain Canadian Federal Income Taxation

The Company considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of the Company’s common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of the Company’s common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of the Company’s common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of the Company’s common shares is made, accordingly, holders and prospective holders of the Company’s common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of the Company’s common shares in their particular circumstances.

Dividends

Dividends paid on the Company’s common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by the Company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of the Company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. The Company’s common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm’s length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of the Company’s capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s common shares who holds such shares as capital assets. This discussion addresses the material United States federal income tax consequences but does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

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

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company’s common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of the Company’s common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of the Company’s common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the Company’s common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of the Company’s common shares should consult their own tax advisors regarding their individual circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents are available under the Company’s profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company’s website at www.kelsotech.com. Copies of such documents may also be viewed by appointment during normal business hours at the Company’s registered and records office being the offices of Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

I. Subsidiary Information

The Company operates in conjunction with the Company’s three wholly-owned subsidiaries Kelso USA, Kelso Innovative and KIQ Industries. Kelso Technologies Inc. owns 100% of the voting securities of each of the Company’s subsidiaries and none of the subsidiaries has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada. KIQ Industries was incorporated on October 7, 2014 in the State of Nevada.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies the Company’s financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from the Company’s use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto as at December 31, 2016 was $2,312,279 (December 31, 2015 - $3,175,292).

With respect to the Company’s accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto as at December 31, 2016 was $637,845 (December 31, 2015 - $1,706,488). The Company’s concentration of credit risk for accounts receivable with respect to Customer A (see note 15 to audited annual financial statements for the year ended December 31, 2016) as at December 31, 2016 was $73,500 (December 31, 2015 - $894,224), while Customer B was $140,796 (December 31, 2015 – $236,037). Customers C and D do not have any accounts receivable as at December 31, 2016

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet the Company’s financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company’s liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2016, the Company had $2,312,279 (December 31, 2015 - $3,175,292) of cash to settle current liabilities with the following due dates: accounts payable of $235,600 (December 31, 2015 - $543,903); management bonus payable of $Nil (Fiscal 2015-$Nil); taxes payable of $834,167 (Fiscal 2015 - $2,004,272) and; due to related party balance of $36,000 (Fiscal 2015 - $2,795). All payables are due within a year.

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

As at December 31, 2016 and December 31, 2015, the Company’s net exposure to foreign currency risk is as follows (in USD):

	As at December 31, 2016	As at December 31, 2015
Net Assets	$2,686,073	$2,889,908

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $377,000 (December 31, 2015 - $462,000) foreign exchange loss or gain in the consolidated statements of operations.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was re- approved by the shareholders of the Company on June 4, 2014 and by the TSX as part of the Company’s approval of the listing of the common shares of the Company. This plan expires at the close of business on the day immediately following the date of the Company’s annual meeting of shareholders to be held in 2017. The purpose of the shareholder rights plan is to: (a) ensure, to the extent possible, that all holders of the Common Shares of the Company and the Board have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid: (c) encourage the fair treatment of the Company’s securityholders in connection with any takeover bid made for the Common Shares; and (d) generally to assist the Board in enhancing shareholder value. One right as been issued in respect of each issued Common Share of the Company.

At the Company’s annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include provisions for: (i) uncertificated shares; (ii) conversion of fractional shares into whole shares in accordance with the Business Corporations Act (British Columbia); (iii) participation in shareholders’ meetings by telephone and other communication mediums; (iv) flexibility to the board of directors to make certain alterations to the Company’s authorized share structure by way of directors resolution as opposed to the Company having to incur the additional costs of obtaining shareholder approval; and (v) allowing for change of the Company’s name by directors resolution instead of by an ordinary resolution of the shareholders of the Company. In addition shareholder’s approved the adoption of advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of the Company’s inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company’s internal control over financial reporting as of December 31, 2016, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment.

Based on the Company’s assessment, management has concluded that the Company’s internal control over financial reporting was effective, as of the end of the fiscal year, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

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

Changes in Internal Control over Financial Reporting

The Company’s management has evaluated, with the participation of the Company’s chief executive officer and chief financial officer, whether any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal year have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Based on the evaluation we conducted, the Company’s management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company’s board of directors has determined that Phil Dyer qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is an “independent director” as the term is defined by Section 803 of the NYSE MKT Company Guide.

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

C. Principal Accountant Fees and Services

Audit Fees. This category includes the fees for the audit of the Company’s financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

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

The Company’s current independent public accountants provided audit and other services during the fiscal year ended December 31, 2016 and the fiscal year ended December 31, 2015:

	December	December
	31, 2016	31, 2015
	($)	($)
Audit Fees	90,000	95,000
Audit-Related Fees	N/A	2,500
Tax Fees	55,000	30,000
All Other Fees	N/A	N/A
Total Fees	145,000	125,000

Pre-Approval Policies and Procedures

The Company’s audit committee pre-approves all services provided by the Company’s independent auditors. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered, and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Not Applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F. Change in Registrants Certifying Account

Not applicable.

G. Corporate Governance

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows: Shareholder Meeting Quorum Requirement: NYSE MKT recommends a quorum of at least 33 1/3%. The Company’s quorum requirement is set forth in the Company’s articles, which provides that a quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

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

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements for the year ended December 31, 2016 including: independent auditors’ report by Smythe CPA, Chartered Professional Accountants, consolidated statements of financial position as at December 31, 2016 and 2015.

Item 18. Financial Statements

See “Item 17. Financial Statements”.

Item 19. Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01*	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2017
10.02*	Professional Services Agreement with Kitchener Holdings Corp. dated January 1, 2017
10.03*	Professional Services Agreement with Anthony Andrukaitis dated January 1, 2017
10.04	Stock Option Plan(1)
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Technology Development Agreement with G & J Technologies Inc.(6)
11	Code of Business Conduct and Ethics dated March 23, 2015(3)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries

Exhibit No.	Description
21.01*	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2013(2)
99.2	Audited annual financial statements for the year ended December 31, 2014(4)
99.3	Audited annual financial statements for the year ended December 31, 2015(5)
99.4	Audited annual financial statements for the year ended December 31, 2016(7)

*Filed herewith
(1)	Incorporated by reference from the applicable exhibit to the Company’s registration statement on Form 20-F filed on August 29, 2013.
(2)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 31, 2014.
(3)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 26, 2015.
(4)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 26, 2015.
(5)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed March 29, 2016.
(6)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed November 21, 2016.
(7)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed March 30, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2016

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: March 31, 2016