Form 20-F
period 2017-12-31
KELSO TECHNOLOGIES INC
filed 2018-04-03
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

46,911,752 common shares without par value outstanding on December 31, 2017.
There were no Class A non-cumulative preference shares outstanding on December 31, 2017.

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
NOT APPLICABLE TO THE REGISRANT AT THIS TIME [X] YES    [   ] NO

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

As used in this annual report, Company means Kelso Technologies Inc. and the Company’s wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) and KIQ X Industries Inc. (collectively the “Company”).

PART I

     Item 1.                     Identity of Directors, Senior Management and Advisers

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
James R. Bond Director, President and Chief Executive Officer	As President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing the Company’s relations with the Company’s legal advisers, regulatory authorities and the investment community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with the Company’s corporate governance policies and standards.
Peter Hughes Director and Audit Committee Member	As an independent director, Mr. Hughes supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Anthony (“Tony”) Andrukaitis Director and Executive Vice President Business Development and Chief Operating Officer	As a director, Mr. Andrukaitis supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards. As Vice President Business Development and COO, Mr. Andrukaitis is responsible for the daily operations of the Company’s plant in Bonham, Texas and will continue to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.
Phil Dyer Director and Audit Committee Member	As an independent director, Mr. Dyer supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.

Name and Office Held	Function
Edward Paul (“Paul”) Cass Director and Audit Committee Member	As an independent director, Mr. Cass supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Laura Roach Director	As an independent director, Ms. Roach supervises the Company’s management and helps to ensure compliance with the Company’s corporate governance policies and standards.
Richard Lee Chief Financial Officer	As the Company’s Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all of the financial aspects of the Company’s business.

The business address for the Company is 13966 18B Avenue, Surrey, British Columbia, Canada V4A 8J1.

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

     Item 2.                     Offer Statistics and Expected Timetable

Not Applicable.

     Item 3.                     Key Information

A.    Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2017, 2016 and 2015 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects” beginning at page 28 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2017 (audited) ($)	Year ended December 31, 2016 (audited) ($)	Year ended December 31, 2015 (audited) ($)	Year ended December 31, 2014 (audited) ($)	Year ended December 31, 2013 (audited) ($)
Revenues	6,062,778	8,077,143	18,910,122	23,816,809	13,131,387
Gross Profit	1,018,685	1,978,241	5,100,129	10,924,325	5,305,207
Net (Loss)/Income and Comprehensive (Loss)/Income	(5,015,911)	(2,465,592)	(2,510,826)	4,025,781	2,456,636
Basic and Diluted (Loss)/Earnings per Share	(0.11)	(0.05)	(0.05)	0.09	0.06

Statement of Financial Position Data	As at December 31, 2017 (audited) ($)	As at December 31, 2016 (audited) ($)	As at December 31, 2015 (audited) ($)	As at December 31, 2014 (audited) ($)	As at December 31, 2013 (audited) ($)
Assets	9,165,199	13,050,144	16,157,689	20,696,182	9,283,388
Current Liabilities	1,599,966	1,105,767	2,550,970	4,097,256	486,147
Shareholders’ Equity/(Deficiency)	7,565,233	11,771,944	13,606,719	16,598,926	8,797,241
Common Shares	23,231,252	22,829,820	22,515,140	22,141,417	18,086,144
(Deficit)/Retained Earnings	(19,288,072)	(14,272,161)	(11,806,569)	(7,918,089)	(11,507,420)
Outstanding Common Shares	46,911,752	46,411,752	46,071,752	45,246,752	43,020,326

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

The success of the Company will be dependent on the Company’s ability to successfully develop, qualify under current regulations, and protect the Company’s technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If the Company is unable to secure trademark and patent protection for the Company’s intellectual property in the future, or that protection is inadequate for future products, the business may be materially adversely affected.

Further, there is no assurance that the Company’s railroad equipment products and other aspects of the Company’s business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company’s business. If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives. In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company’s business.

The Company may be unable to secure or maintain regulatory qualifications for its product.

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

The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.

Although the Company had a positive working capital position in the amount of $3,628,911 as at December 31, 2017, the Company may, from time to time, report a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products, meet production schedules; execute delivery orders and continue its operations.

The Company has a limited operating history and may not be able to achieve the its growth objectives.

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

New commercial markets for the Company’s products may not develop as quickly as anticipated or at all.

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Competition could affect the Company’s ability to grow its revenues as projected.

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

Customer orders that are placed may be cancelled or rescheduled.

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

The Company is dependent on a small number of tank car producers.

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

Current products may not perform as well as expected.

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

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

Production capacity may not be large enough to handle growth in market demand.

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

The Company’s product development efforts may not result in new qualified commercial products.

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

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.

Many of the materials used in the Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of the Company’s products and the Company’s operating results. As the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations in the Company’s raw materials by adjusting the pricing of the Company’s products accordingly. However, there is no guarantee that customers will continue to purchase the Company’s products if prices are adjusted due to the fluctuation in the price of raw materials.

The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc. and its subsidiaries Kelso Technologies (USA) Inc., KIQ Industries Inc., KIQ X Industries Inc. and Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.). These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

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

The Company has been organized under the laws of the Province of British Columbia, Canada. Although the Company’s assets are located in the United States, many of the Company’s officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and, in some cases, has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to effect service of process within the United States on the Company’s officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

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

The Company’s Articles currently authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares, of which 5,000,000 are designated as Series 1 Shares. If the Company is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

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

The Company operates in conjunction with the Company’s four wholly-owned subsidiaries Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KIQ X Industries Inc. The Company owns 100% of the voting securities of each of the Company’s subsidiaries. None of the subsidiaries has a class of restricted securities. Kelso Technologies (USA) Inc. was incorporated on August 3, 2005 in the State of Nevada for potential use for operations in the United States. KIQ Industries Inc. was incorporated on October 7, 2014 in the State of Nevada for the purpose of working on the general development of new equipment concepts should they develop market interest. Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) was incorporated on June 20, 2012 in the State of Nevada and is used as a structure to pursue the development of high-speed no-leak fuel loading technologies for locomotives. KIQ X Industries Inc. was incorporated on December 12, 2017 in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company’s automated safety suspension for outback terrain vehicles.

General Development of the Business

General

The origins of the Company are as a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of non-hazardous and hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of non-hazardous and hazardous materials.

In 2017 Kelso began to transition its business into an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in various transportation applications. Under the new strategic plan the Company now offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged outback terrains.

The Company currently offers approximately 60 products. The key products that the Company offers include a series of 47 types of External Pressure Relief Values (“PRV”) for pressure management; 4 types of One-Bolt Manway’s (“OBM”); 4 types of Bottom Outlet Valves (“BOV”) and 4 types of Vacuum Relief Valves (“VRV”) that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. See “Key Products” below for a description of the Company’s key products and “Markets” for the revenue generated from each key product. In addition to current product offerings, Kel-Flo Industries, the Company’s wholly-owned product development enterprise, has been working on new products to add to the Company’s catalogue by incorporating customer feedback into product development decisions.

The Company’s unaudited revenues over the last eight quarters were as follows:$1,912,457 for the quarter ended December 31, 2017, $1,153,341 for the quarter ended September 30, 2017, $1,433,663 for the quarter ended June 30, 2017, $1,563,317 for the quarter ended March 31, 2017; $1,877,128 for the quarter ended December 31, 2016, $1,905,608 for the quarter ended September 30, 2016, $2,360,975 for the quarter ended June 30, 2016 and$1,933,432 for the quarter ended March 31, 2016;.The Company’s net income/loss over the last eight quarters were as follows: $(2,212,407) for the quarter ended December 31, 2017, ($1,380,495) for the quarter ended September 30, 2017, $(897,513) for the quarter ended June 30, 2017, $(525,496) for the quarter ended March 31, 2017; $(260,862) for the quarter ended December 31, 2016, $(850,494) for the quarter ended September 30, 2016, $(543,839) for the quarter ended June 30, 2016 and $(686,404) for the quarter ended March 31, 2016.

The Company believes that it continues to build a quality brand in the railroad industry based on the Company’s reputation to create, develop, engineer and reliably supply technology and product solutions that address the demanding technology criteria of the Company’s railroad customers. The Company brings new technology to the railroad industry which has historically been slow to develop. Specifically, the Company designs products that are aimed at reducing the risks associated with transport of non-hazardous and HAZMAT commodities in the railroad industry, and the Company attempts to solve problems that have been persistent in the market for years. For example, the Company’s BOV design is a response to numerous industry requests to develop a better bottom outlet valve, and the Company believes the Company’s BOV design is an improvement on the standard bottom outlet valves. Three years ago, the Company asked several key customers about their needs. Several of these customers, including Trinity Industries, Inc. and Potash Corporation of Saskatchewan Inc., asked the Company when it was going to design a bottom outlet valve. Due to the Company’s AAR committee work, the Company also knew that the existing bottom outlet valves had leak problems and corrosion issues. When the Company announced the Company’s BOV design, several companies volunteered to do the service trial. In the past four years, the Company believes that it has successfully gained the railroad industry’s confidence, approval and their willingness to adopt the Company’s products as evidenced by increased revenues from sales and by AAR approvals and certifications for the Company’s products. There is no guarantee that the Company’s customers who have inquired about BOV products or that the companies who have volunteered to do the BOV service trials will purchase the Company’s BOV products in the future.

The Company’s management expanded the Company’s business plans in 2016 to include non-tank car related equipment, engineering and troubleshooting services and ancillary non-proprietary production services. Product development activities are focusing on the creation of innovative engineering solutions for a wide range of applications in all transportation markets.

The Company’s roots and reputation are in rail tank car technologies and the Company has established a solid foundation for corporate growth strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New markets initiated in 2017 include technologies for truck tankers, fueling technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and rugged outback terrain suspension technologies for vehicles in commercial industry, homeland security and leisure applications.

The key to future profitability will be the introduction and development of new products and marketplaces. Throughout 2017 the Company has actively developed new product offerings. The Company’s new products initiatives do not require lengthy demanding regulatory approvals and the design and production process to sales and distribution is much quicker. Target markets include specialized truck tanker equipment, military products, fuel loading systems, rail wheel cleaning systems, emergency response kits for first responders and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in recreational and commercial operations. Most products are near completion and ready for market distribution commencing in 2018.

The following chart shows anticipated new revenue streams.

STRATEGIC PLAN

2017 NEW REVENUE MARKETS	REGULATORY APPROVAL	2018 DIVERSIFICATION
RAIL TANK CARS		RAIL TANK CARS
External Pressure Relief Valves	x	External Pressure Relief Valves
One-Bolt Manway	x	One-Bolt Manway
Vacuum Relief Valve	Pending	Vacuum Relief Valve
Bottom Outlet Valve	Pending	Bottom Outlet Valve
Angle Valve	Pending	Angle Valve
Miscellaneous	x	Miscellaneous
TRUCK TANKERS
N/A	N/A	PRV/VRV Valve
N/A	N/A	One-Bolt Manway

2017 NEW REVENUE MARKETS	REGULATORY APPROVAL	2018 DIVERSIFICATION
RAIL OPERATIONS TECHNOLOGY
N/A	N/A	Rail Wheel Cleaner
N/A	N/A	Fuel Loading System
Emergency Response Kit		Emergency Response Kit
TRUCK TECHNOLOGIES
N/A	N/A	ASCS Suspension Systems
N/A	N/A	MILITARY TECHNOLOGIES

Three Year History

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

On July 7, 2015 the Company announced that it has completed the Company’s production infrastructure to produce the Company’s OBM and the Company’s proprietary loading rack adaptors at volume levels that can meet the supply demands of tank car producers (“OEM”), shippers and tank car owners.

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

On September 16, 2015 the Company established a Strategic Alliance (Alliance) with Carolina Seal Inc. (“CSI”) to offer the industry an unprecedented one year seal warranty program for the Company’s PRV. CSI is a long time supplier to the Company and an industry leader in engineered sealing solutions for containment equipment used in railroad systems. The one year warranty program will apply to all new orders. CSI will maintain an inventory of pedigree materials to support PRV new tank car installations, re-qualifications, retrofits, improvement orders and repairs. The Alliance is a key arrangement that strengthens the Company’s safety, reliability and technology innovation for the Company’s line of pressure relief valves. CSI is a founding member of the Ride Tight® Program with the Company’s partner VSP Technologies. The concept of the Alliance is to deliver outstanding value to customers with the first one year seal warranty ever offered in the rail industry.

On September 17, 2015 Canada’s preeminent media brand Canadian Business and PROFIT has ranked the Company third on its 27th annual PROFIT 500 list – the definitive ranking of 500 of Canada’s Fastest-Growing Companies.

On September 23, 2015 the Company establishes an in-house inspection and re-certification service for the Company’s PRV due to high customer demand. It is customary in the railway industry that every 5 years a PRV in service should be inspected, repaired or retrofitted, and re-certified for commercial service.

On September 30, 2015 the Company announces that all participants in the service trials of the Company’s VRV have installed the VRV and begun testing. The VRV is a device specifically designed to protect rail tank cars from the effects of excessive vacuum which can cause implosion of the tank car.

October 28, 2015 the Company received United States Patent Number 9,163,738 for the unique design of the Company’s new high pressure constant-force spring pressure relief valve (“HPRV”) for specialized use in the “Pressure Tank Cars” category of the rail tank car market. The Company’s HPRV is a derivative of the Company’s existing PRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. The new HPRV will be offered in 225PSI, 247PSI, 280PSI, 300PSI and 330PSI ratings.

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

On January 15, 2016 the Company successfully renewed the Company’s M1003 manufacturing status under AAR policies and guidelines which is valid until 2019. In accordance with the M1003 regulations the AAR conducts a full manufacturing audit annually in order to maintain the M1003 manufacturing status which is a requirement for all tank car valve manufacturers. The AAR conducted the audit of the Company’s Bonham, Texas facility from January 5&6, 2016. The audit was completed with no adverse findings and continuation of the Company’s M1003 approval has been recommended by the lead auditor. In addition to the AAR review the Company’s M1003 system has been audited by a number of key customers who have approved the Company’s M1003 program as compliant with their own M1003 requirements. Achieving M1003 approval is indicative of the Company’s commitment to American-made high quality products. This includes product warranties and service that surpass all industry requirements.

In February 2016, the Company completed the development of the Company’s new rail tank car bottom outlet valve (BOV) featuring ceramic components that are designed to increase valve life and reliability. The Company received the approval from the AAR the field service trials of this unique BOV design. The ceramic BOV is an evolution of the Company’s current stainless steel BOV design that is currently in service trials. Most general service tank rail tank cars carrying non-hazardous and hazardous commodities including crude oil and ethanol are equipped with a bottom outlet valve through which the tank car is emptied. Current BOV designs utilizing stainless steel components have well-known shortcomings specifically in transport services where the commodity is abrasive or has corrosive characteristics that are detrimental to the materials from which the BOV is made.

On March 1, 2016 Tony Andrukaitis was appointed the Chief Operating Officer (“COO”) for the Company and Mr. Neil Gambow became the Managing Director of Corporate Development.

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

In July 2016 the Company successfully completed initial commercial testing of the Company’s new emergency response kit known as the Kelso ERK (“ERK”). This specialized equipment is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or the Company’s connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials. The ERK meets the design requirements of many first responder stakeholders in North America. These stakeholders include the National Hazardous Materials Response Team and their 13 regional response centers; six Class 1 railroads; 700 Class 2 and 3 railroads; and training organizations like the Transportation Technology Center, Inc (“TTCI”) - a division of the AAR and TRANSCAER® which provides a voluntary national outreach effort that focuses on assisting communities prepare for and respond to a possible hazardous material accident event. Both TTCI and TRANSCAER® have direct influential relationships with the many first responders in North America.

On August 3, 2016 Mr. John O’Neill resigned from the Board.

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

2017

Mr. Neil Gambow resigned as a Director and Chief Technology Officer of the Company effective February 2, 2017.

On February 8, 2017the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (“ASCS”). The ASCS patent applications owned by Kelso cover numerous new technologies. The Company anticipates filing further patent applications relating to the ASCS technology as the Company continues to develop and improve the ASCS technology. With the ASCS patent applications, the Company seeks proprietary rights protection to allow for the development of the Company’s business of converting existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles (ETVS). The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. Vehicles featuring the Company’s proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

In accordance with M1003 manufacturing status policies and guidelines the AAR conducted the audit of the Company’s Bonham, Texas facility from January 16 – 18, 2017. This audit is required to maintain M1003 certification which is a requirement for all tank car valve manufacturers. The audit was completed with no adverse findings and continuation of the Company’s M1003 approval has been recommended by the lead auditor. In addition to the AAR review the Company’s M1003 system has been audited by a number of key customers who have approved the Company’s M1003 program as compliant with their own M1003 requirements. Achieving M1003 approval is indicative of the Company’s commitment to American-made high quality products. This includes product warranties and service that surpass all industry requirements.

In April 2017, the Company completed the development of a package of specialized equipment (“KIT”) for rail pressure cars that transport Liquefied Petroleum Gases such as propane and butane and Natural Gas Liquid Chemicals such as hydrogen fluoride.

The KIT included the Company’s new patented (Patent No. 9,568,146 B1 expiring 2034) pressure car pressure relief valve (PPRV), unique 2-inch angle valve (AV) combined with the Company’s high quality check valve, needle valve, thermo-well and magnetic gauging device. This high value product package increased the Company’s technology footprint in rail tank technology. The Company’s pressure car kit allows Kelso to participate in all of the Company’s market targets in the rail tank car industry with the exception of inhalation risk commodities such as chlorine which remain beyond the Company’s risk/reward interests. The PPRV features the Company’s proprietary constant force spring technology with a low profile design that is mounted externally to the tank where it is protected from the commodity. The Company’s innovative AV is an-easy-to use valve milled from a single piece of high quality fabricated steel (not cast) that eliminates porosity weakness. The Association of American Railroads approved both the PPRV and AV for service field trials which can take up to two years for final approval.

In May 2017, the Company successfully completed a full-scale proof-of-patents extreme terrain vehicle prototype known as Big Red. The Big Red prototype featured a Ford F150 truck that was converted with the seven new patents (pending) that have been articulated into one functional vehicle.

On June 6, 2017, the Company has entered an Agreement with a Class I railroad to establish a beta test site for the Company’s new rail Wheel Cleaning System (“WCS”). The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. The Agreement allows Kelso to test and evaluate the performance of the WCS in actual rail yard operations. This was a key prerequisite event that is expected to lead to full commercial sales of the WCS.

On September 12, 2017, the Company obtained the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement covers the North American markets for a two-year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low-cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

In December 2017, the Company completed the design and implementation of its proprietary Active Suspension Control System (“ASCS”). The Company also successfully outfitted a 2017 Ford F150 production prototype (Prototype) with the ASCS. The Prototype featured the Company’s suspension-related patents (pending) that have been designed to provide heavy duty performance capability in rugged outback terrains as well as standard road conditions.

Implementation of Kelso’s business infrastructure and plans for the ASCS project has commenced. The ASCS division of Kelso operates under the Company’s wholly owned British Columbia subsidiary KIQ X Industries Inc (“KIQX”) located in Kelowna, BC, Canada. ASCS equipment will be marketed under the trade name Kelso KIQ X Gear™. All requirements of commercial production including sub-contracted facilities & equipment, supply chain and engineering are expected to be completed on or before the end of February 2018.

Commercial market planning commenced in March 2018. Initial marketing and sales initiatives for KIQ X Gear™ will focus on customers requiring reliable suspension performance in operations involving search & rescue, military, railroad, police & border patrol, emergency first response, railroads, mining, forestry, agriculture, ranching, pipelines, telecommunications, oil, gas, electric transmission and recreation.

Subsequent to Year Ended December 31, 2017

On February 15, 2018 the Company’s commercial testing of the Company’s rail WCS was been completed. The WCS is designed for rail wheel cleaning operations to facilitate speed retardation in railroad hump yards and industrial shipping facilities. The WCS is now commercially proven which is the key prerequisite event to commence full commercial sales of the WCS.

The tested WCS has been acquired by the customer and is being utilized in full scale railroad operations. The WCS is Kelso’s first product to feature a recurring revenue stream. The cleaning shoes must be replaced as they wear out during operations. It is recommended that WCS systems be sold with OEM cleaning shoes and an additional set of replacement shoes.

The Company’s WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co-operation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. Another key feature of the WCS is that it improves the effectiveness of speed retarders to reduce the number of over speed incidents in train assembly operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

The Company’s standard 46-foot WCS is a unique modular design that can be transported to site and installed. The Company’s basic system is mechanical and does not require any external power supply. It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off.

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

The Company currently offers approximately 60 products. Key products include 47 types of PRV’s for pressure management; 4 types of OBM’s, 4 types of BOV’s and 4 types of VRV’s that address the technical requirements of loading, transport and unloading operations for the containment of non-hazardous and hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has obtained patents for the Company’s PRV Patent 5,855,225 and OBM Patent 7,104,722 B2, the patent for the Company’s ETS technology has expired. The Company holds a patent for the Company’s ceramic BOV Patent 9470320 issued on January 13, 2016. See “Risk Factors – Risks Relating to the Business” for additional information on patents for the Company’s product. See “Key Products” below for a description of the Company’s key products. In addition to current product offerings, Kel-Flo Industries Inc., the Company’s wholly-owned product development enterprise, receives feedback from key customers on new products to add to the Company’s catalogue and considers, and where appropriate incorporates, this customer feedback into product development decisions. The Company does not have any agreements with the Company’s customers in this regard.

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

The Company operates in conjunction with the Company’s four wholly-owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative), KIQ X Industries Inc. and KIQ Industries Inc. Kel-Flo focuses on engineering industrial designs and distribution plans for the Company’s products for applications in the roadway trucking and trailer market. KIQ Industries Inc. is working on the development of several new specialty products. KIQ X is working on developing the Active Suspension Control System.

Markets

The Company’s principal markets are the United States and Canada. The Company distributes the Company’s products directly to the Company’s customers from the Company’s production facilities in Bonham, Texas.

The Company’s key products are the BOV, VRV, OBM and PRV. Each of these key products is at the commercial production stage. The Company continues to work on the development of new products and on finding new markets for the Company’s existing products such applications for the Company’s products in the trucking industry.

The Company’s total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited)	Key Product			Geographic Jurisdiction
		ETS and Other (unaudited)	OBM (unaudited)	PRV (unaudited)	United States (unaudited)	Canada (unaudited)
December 31, 2015	$18,910,122	$5,480 (0%)	$1,678,092 (9%)	$17,226,550 (91%)	$16,950,239 (89.6%)	$1,959,883 (10.4%)
December 31, 2016	$8,077,143	$299,874 (3.7%)	$227,103 (2.8%)	$7,550,166 (93.5%)	$8,059,293 (99.8%)	$17,850 (0.002%)
December 31, 2017	$6,062,778	$452,709 (7.5%)	$182,667 (3.0%)	$5,427,402 (89.5%0	$6,062,778 (100.0%)	Nil

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

Key Products

The Company currently offers approximately 60 products. The key products that the Company offers, as summarized below, include a series of 47 types of PRVs for pressure management; 4 models of the OBM manway securement system, 4 Bottom Outlet Valve (BOV) models, 4 Vacuum Relief Valve (VRV) models; and1 ETS product that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for the Company’s PRV and OBM and has applied for patents on the Company’s BOV and VRV products. See “Risk Factors – Risks Relating to the Business”.

Rail Tank Car External Constant Force Spring Pressure Relief Valves (PRV) (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of PRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the PRV in its product line, including a number of high-performance PRV products. As required all PRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of PRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to the Company’s patent rights and the years of testing required by the AAR to gain regulatory approvals.

  The leader in bringing an external high flow valve to market which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

  Increased valve reliability due to little or no contact with HAZMAT.

  Uses flat gasket seal; more tolerant to contamination.

  Low profile provides for better roll over safety.

  External design allows complete inspection during loading.

Rail Tank Car One-Bolt Manway (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the OBM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

  Eliminates relaxation of gaskets under eye-bolt location.

  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per tank car.

  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.

  Uniform load on the gasket prolongs service life as evidenced in field service trial.

  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

  Ease of operation with lightweight hinged lid.

  No eye-bolts to kick at tank car inspection.

OBM Adapter Plate

Kelso has successfully developed and tested a fully functional loading arm adaptor that fits both the OBM and older hinged 6 and 8 eye-bolt manways currently in service on bank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top-load HAZMAT.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of the Company’s patented VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

The Company’s new innovative VRV design features the Company’s patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. The AAR has approved Kelso’s VRV design for commercial service trials which are now complete. The Company awaits final AAR review and approval which is expected within 60 days.

Bottom Outlet Valve (BOV) (patented)

The Company’s patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of the Company’s patented BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. The Company’s new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. The Company’s BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. The AAR has approved Kelso’s BOV design for commercial field trial testing that will take up to two years to complete.

Emergency Response Kit (ERK) – First Responder Equipment

Kelso ERK (ERK) is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

  Compact – the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

  Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

  No additional application tools are required which reduces kit weight and complexity of operation.

  Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

  Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

  The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

  The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Truck Tanker Equipment (patents pending)

The Company has completed the design and engineering of two key pieces of truck tanker equipment for the containment and pressure management of hazardous and non-hazardous commodities that are transported via roads. The specialized products include a pressure/vacuum relief valve (TPVR) and a one-bolt manway (TOBM). These new products are based on the Company’s patents that are utilized in rail tank car applications and meet DOT 407 49 CFR 178.345 regulations. Over the past several years the Company’s strategic development partners have been instrumental in finalizing all design aspects for roadway applications. The Company believes it has reached this key milestone of consensus of design with the trucking industry.

On July 10, 2017 the TPVR and TOBM were installed on a truck tanker for assessment testing by the Company’s industrial technology partner. This testing is not a required regulatory field trial as in rail regulations, but rather a customer review for suitability. The Company has commenced marketing and sales initiatives and management expects to generate a multi-million dollar revenue stream from these products in 2018.

Active Suspension Control System For Combined Road-No-Road Vehicles (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous new technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology. Kelso seeks proprietary rights protection to allow for the development of the Company’s business of outfitting commercial industry and leisure based motor vehicles with the ASCS system. This allows Kelso to market specialized, high-performance rugged sloped outback terrain vehicles for recreational and commercial operations in difficult road and no-road operations.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. Converted vehicles feature a “spider” like independent suspension that keeps the vehicle stable and level through its proprietary gyroscopic technology. In road-mode it looks like a standard vehicle with very large wheels and when in no-road mode it can provide a 20 inch lift capability creating approximately 30 plus inch ground clearance. The technology allows the vehicle to stay level and stable in any operational environment.

Design dynamics include:

  The ASCS is a unique reliable suspension methodology based on thirty years of research and experience.

  The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles.

  Vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities.

  The basic design premise of the ASCS is to manage the center-of-gravity of the vehicle with automated gyroscopic controlled air suspension.

  This ensures that the driver, passengers and payload remain in as stable and level a position as possible when driving in difficult rugged outback terrains including flooded areas.

  The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Operational advantages include:

  Ideal for commercial customers who need to traverse rough outback terrain in a wheeled vehicle for the purpose of reaching remote destinations safely with multiple passengers and maximum payload.

  Ideal for both commercial industry and leisure markets.

  Eliminates need for expensive track-based vehicles.

  Ideal for outback operations around the world.

  Combined road-no-road capability eliminates additional transportation costs of equipment into service areas.

  Reduces need for more expensive service equipment such as helicopters.

  Excels in all weather environments year round.

  Cost effective operations.

  Lighter weight than competitive vehicles.

  Balanced distribution of weight reduces environmental impact.

The ASCS business operates under the Company’s wholly owned subsidiary KIQ X Industries Inc that is incorporated under the laws of the Province of British, Columbia, Canada. Research and development, marketing and subcontracted production operations are located in Kelowna, British Columbia.

Under this business model Kelso believes production capability can be scaled to 360 vehicles per year once supply chains and markets can be established. Production prototype “001X” utilizing the ASCS technology on a 2017 Ford F150 is complete and road and off-road testing and marketing has commenced. New commercial revenues are expected to be derived from customers requiring heavy duty ASCS performance in agriculture, ranching, search & rescue, snow management, railroad, homeland security, police & border patrol, first responders, mining, forestry, and oil, gas and electric transmission applications.

Wheel Cleaning System (WCS) for Rail Cars (patents pending)

The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. The Company’s WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co-operation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

The Company’s standard 46-foot WCS is a unique modular design that can be transported to site and installed. The Company’s basic system is mechanical and does not require any external power supply. It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off. Over time management expects to generate multi-million dollar revenue streams from the full market development of the WCS.

The Company’s WCS has been vetted for commercial operations by a Class One railroad and is fully available to railroad operations in North America. The Company is actively marketing the WCS and customer response to it has been encouraging. The WCS is a high value product and includes additional revenue streams that will be generated from the sale of cleaning shoes as they wear out during operations.

Fuel Loading Systems (Hydrau-Flo®) for Locomotives, Marine and Military Applications

Hydrau-Flo® represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for the Company’s railroad customers. Company holds the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement covers the North American markets for a two year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

In the Company’s North American railroad market there are over 23,000 locomotives in service today representing a market size in excess of $200 million. As part of the Company’s market feasibility analysis over the past eight months the Company has successfully retrofitted a locomotive at a fueling center in approximately one hour and then fueled at high speed with no fuel leaks demonstrating a significant value proposition for railroad customers.

Management is very encouraged by the Hydrau-Flo® opportunity and expects new revenue streams to be generated from these products in 2018.

Production and Services

The Company currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

ASCS subcontracted production operations are located in Kelowna, British Columbia, Canada. The Company believes production capability to be 360 to 500 vehicles per year once supply chains can be established.

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

Marketing

The Company’s marketing professionals work directly with users of the Company’s products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for the Company’s products. The largest and most demanding is the rail tank car manufacturers, or OEMs, that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by the Company, but management has been making decisions about the operating matters of the Company based on the OEM market as OEMs constitute the largest portion of the Company’s customer base. Management has established key strategic relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada, both of which have requested that the Company participate in and present at FRA and Transport Canada training seminars throughout North America. The Company is a member of the AAR, Chlorine Institute, Canadian Rail Supply, the Canadian Association of Railway Suppliers and Railway Supply Institute (RSI) and management has established key strategic relationships with other influential members of the railroad community including the FRA and Pipeline and Hazardous Materials Safety Administration (PHMSA). These key strategic relationships have resulted in the Company coordinating the Company’s actions with FRA, and working especially with the FRA to ensure the Company’s products meet regulations and provide better technology. The Company believes that it is well connected to the Safety and HAZMAT sections of the Class I railroads, such as BNSF Railway, Union Pacific Railroad, Canadian National Railway, CSX and Canadian Pacific Railway, by virtue of the Company meeting with the Safety and HAZMAT security representatives for the Class I railroads. The Company has provided PRV and OBM to install on most of their training cars, and the Company joins them on customer and first-responder training sessions at their request.

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

Research and Development

A key cornerstone of the Company’s ability to sustain business growth lies in the Company’s ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.). Kel-Flo Industries Inc. is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. Kel-Flo Industries Inc. works closely with non-hazardous and HAZMAT commodities stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. The Company expects some new products to be approved by the AAR in time for sales in 2018. Testing and development costs are not material. However, there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company’s pressure relief valve for high-pressure tank cars designed to carry liquefied compressed gas is in the filing process of mandated AAR regulatory service trials. The Company’s BOV and VRV are currently in field service trials. See “Business Overview”.

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

Competitive Conditions

The Company is an innovator in the design and supply of railroad service equipment and uses patented technology to develop proprietary commercial products. As at the date of this filing, the Company’s main competitors are Midland Manufacturing of Chicago, Illinois, Fort Vale and Union Tank Car Company of Chicago, Illinois. The Company believes the Company’s PRV product line has advantages over the competitors’ internal and external pressure valve products offered by competitors as described under “Key Products”. ESI Inc., an independent firm based in Aurora, Illinois, which reviewed the Company’s OBM against competitive products determined that the Company’s OBM was the best available manway in the Company’s report dated May 6, 2013 titled “Hazard Analysis Kelso Technologies Klincher® Manway”. Competitive products may be forthcoming in the future but could be conditional based on their designs and may have to undergo lengthy service trials and applications to gain regulatory approvals from the AAR. This process could take two to three years to achieve, giving the Company a significant advantage. The Company holds patent rights to certain of the Company’s products and technologies. The Company takes the Company’s patent rights seriously and intends to vigorously defend any infringements on the Company’s patents.

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

Intangible Properties

The Company’s intangible property, particularly the Company’s intellectual property rights, plays an important role in securing the Company’s competitive advantage. The Company held the patent for the Company’s PRV technology Patent 5,855,225 which expired January 29, 2016. The Company holds the patents for the Company’s PRV Patent No. 9,568,146 B1 issued February 14, 2017 and for the Company’s OBM Patent 7,104,722 B2 which expires in 2023 and has a trademark for the Company’s Kelso Klincher® Manway (Registration Number 4,282,652) and has filed a trademark application for the Company’s Kelso Tiger Tube products. The Company does not have a patent for the Company’s ETS technology. The Company holds the patent for the Company’s ceramic BOV Patent 9470320 issued on January 13, 2016. The Company holds the patent for the Company’s DPRV Patent 9,234,601 B1 expiring in 2033. The Company also holds the patent for the Company’s VRV, Patent 9,441,749expiring in 2033. On February 8, 2017 the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS)and continued patent work and international patent applications were filed on February 3, 2018.

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

Although the Company is optimistic about the Company’s future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of the Company’s revenue. The Company does not have any formal agreements for long term, large-scale purchase orders from the Company’s existing customers; however, the Company believes that it maintains good relationships with the Company’s customers to maintain the Company’s status as a preferred supplier of PRV, OBM and 1 ETS product. The Company is a preferred supplier for Trinity and ARI as evidenced by the Company’s PRV becoming recommended standard equipment on a series of their railroad tank cars used primarily for ethanol and crude oil transport. Trinity is the number one tank car manufacturer in North America, while ARI is the number three tank car manufacturer in North America. This designation is significant because the Company is listed as standard and not optional equipment for tank cars of Trinity and ARI destined for crude oil and ethanol service by these customers.

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

In an attempt to reduce its economic dependence on a limited number of customers, the Company is introducing new products for sale in the trucking, military and consumer industries, as described elsewhere in this document.

Employees

As at December 31, 2017, the Company had 40 employees (December 31, 2016 – 47 employees), including employees of the Company’s subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in British Columbia.

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

C.   Organizational Structure

The Company has four wholly-owned subsidiaries, Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) and KIQ X Industries Inc. Kelso Technologies Inc. owns 100% of the voting securities of each of the Company’s subsidiaries. No subsidiary has a class of restricted securities. See “Information on the Company – History and Development of the Company”.

D.   Property, Plants and Equipment

The Company currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.See “Business Overview” for additional information regarding the Company’s facilities, including a discussion of the productive capacity and extent of utilization of the Company’s facilities and products produced. To the best of the Company’s knowledge, there are no environmental issues that may affect the Company’s utilization of the Company’s assets.

As at December 31, 2017, the total carrying value for the Company’s property, plant and equipment was $2,991,546 (December 31, 2016: $3,194,492), the breakdown of which is as follows: land - $12,558 (December 31, 2016: $12,588), buildings - $2,545,864 (December, 2016: $2,651,942), leasehold improvements - $10,791 (December 31, 2016: $13,487), production equipment - $385,318 (December 31, 2016: $481,648), and vehicles - $37,015 (December 31, 2016:$34,857).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that the Company’s current space will handle all capacity issues in the year.

Item 4A.                  Unresolved Staff Comments

Not applicable

Item 5.                     Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations for the years ended December 31, 2017 (“Fiscal 2017”), December 31,2016 (“Fiscal 2016”) and December 31, 2015 (“Fiscal 2015”) should be read in conjunction with the Company’s financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. The Company’s financial statements for Fiscal 2017, Fiscal 2016 and Fiscal 2015(collectively, the “Reported Periods”) were prepared in accordance IFRS.

Revenues have been: Fiscal 2015 $18,910,122, Fiscal 2016 $8,077,143 and Fiscal 2017 $6,062,778. At the same time the gross profit margins have been: 27% for Fiscal 2015, 24.5% for Fiscal 2016 and 16.8% for Fiscal 2017. Revenues for Fiscal 2016 and 2017 decreased due to a significant drop in oil prices which in turn lessened demand for crude oil tank cars. The deep recession in rail tank car production continued to batter financial results throughout 2017. HAZMAT businesses remained in cut back positions due to low commodity prices and diminished business activity which has led to lower demand for rail tank cars causing a significant negative impact on the sales of Kelso products. The gross profit for Fiscal 2015 declined due in part to a pricing conflict brought on by a foreign competitor as well as the introduction of the Company’s One-Bolt Manway system which had higher than expected start up costs. The profit margin continued to decline in Fiscal 2016 and Fiscal 2017 due to the rail market being very slow and the Company was required to adjust selling prices to attract business. In addition, in 2017 the Company wrote-off $470,654 of obsolete inventory to cost of goods sold. Without that write-off the gross profit margin for 2017 would have been 24.6% . The Company’s administrative costs were $463,888 per month for Fiscal 2015, declined to $431,336 for Fiscal 2016 and $450,855 for Fiscal 2017 (excluding share-based expenses and bad debts). These costs have continued to remain relatively stable due to management monitoring operating costs in light of the depressed rail market. Management continues to realign the Company’s business model and believes that costs related to rail equipment production will continue to decline over the current year as the overall demand in the sector is anticipated to be flat for the foreseeable future. There have been no unusual or infrequent events that have affected the Company directly with the exception of the decreased demand for tank cars attributable to the commodity prices in the crude oil industry.

See “Item 17 – Financial Statements” and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A.   Operating Results

The financial results for the Reported Periods are indicative of an industrial railroad equipment supply company showing the effects of a depressed railroad industry. The growth and declines in revenues, corresponding expenses and resulting earnings and losses reflect the Company’s progress in the execution of the Company’s business plans in an extremely cyclical rail industry. There was a steady growth of sales of the Company’s products to the OEM segment of the rail tank industry that began in April 2012. Growth results peaked in Fiscal 2014 and the past three fiscal years experienced a decline in operational results in line with recession in the rail industry. Financial results reflect the costs and investments associated with ongoing product development and the expansion of the Company’s production capacity (including equipment, lease costs, training and qualifying human resources) in advance of higher profitable sales levels. The strategic plan for commercialization has also required the Company to make ongoing investments in production infrastructure; industrial engineering and testing; railroad regulatory filings; liability insurance; and new market initiatives. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

During the Reporting Periods, decreased revenues and profits were recorded due to a decrease in demand from the crude oil sector, competitive pricing issues and bringing the One-Bolt Manway into production with the inefficient costing issues that are associated with new production systems. Fiscal 2015 saw the beginning of a decline in revenues to $18,910,122 which continued into Fiscal 2016 and Fiscal 2017 where revenues declined to $8,077,143 and $6,062,778, respectively. Fiscal 2015, Fiscal 2016 and Fiscal 2017 saw a steady decline in orders from crude oil producers for the Company’s PRV, however the Company believes that this decreased demand will not continue in 2018. The margin on stainless steel valves is better than the margin on the conventional carbon valve; however Fiscal 2015 saw margins shrink to 27% and Fiscal 2016 and Fiscal 2017 saw margins further declined to 24.5% and 16.8%, respectively, as the Company encountered issues with competitor’s pricing as well as a sector with lower demand than prior years due to a slowdown in the oil sector. Also 2017 saw a write-off of obsolete inventory that lowered the margin by 7.8% . PRVs for the crude oil sector yield a greater margin than those valves sold to other sectors. The Company’s administrative costs have remained stable due to the necessity of conserving capital. In Fiscal 2015, 2016 and 2017, the Company’s monthly overhead costs were approximately$463,888, $431,336 and $450,855, respectively. The Company’s net income or loss is a result of the previous factors. During Fiscal 2017 the Company recorded a net tax recovery of $150,296. The Company showed a loss for Fiscal 2015 of $2,510,826. In Fiscal 2016 the Company reported a loss of $2,465,592 and in Fiscal 2017 the Company reported a loss of $5,015,911. In Fiscal 2014 the Company showed a profit of $4,025,781.

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

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

For Fiscal 2017, the Company reported net loss of $5,015,911 ($0.11 per share) against revenue of $6,062,778 compared to a net loss of $2,465,592 ($0.05 per share) against revenue of $8,077,143 for the year ended December 31, 2016. The Company’s gross profit percentage decreased to 16.8% from 24.5% in 2016. The decline in gross profit percentage is mainly due to an inventory write-off of $470,654 in 2017. Excluding this write-off the margin would have been 24.6% for 2017. Net loss and comprehensive loss for Fiscal 2017 was $5,015,911 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $203,980, share-based expense (Black-Scholes) of $469,187 and net income tax recovery of $150,296.

Factors in the reported income for Fiscal 2017 include expenses of $1,701,723 (Fiscal 2016 - $2,076,460) related to office and administration costs mainly in Bonham, Texas; and on-going industrial product design and development costs of $1,572,714 (Fiscal 2016 - $704,868). The Company currently has 3 members in the engineering department. 2017 product design and development costs rose significantly in 2017 due to the development of the Company’s Active Suspension Control System.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2017 salaries and benefits decreased slightly to $477,104 (Fiscal 2016 - $492,732). The Company employs 7 administrative people in this area which remains consistent with the prior year. Executive management contract fees have decreased to $544,014 (Fiscal 2016 - $717,369). In Fiscal 2017 and 2016 there was no executive bonus paid. The Company’s consulting fees have risen marginally to $251,055 (Fiscal 2016 - $246,501). During Fiscal 2017 the Company retained two administrative support persons and one web-site/communications consultant. In addition, this account includes transfer agent and filing fees which declined due to the Company not listing on any new exchanges during the year. Investor relations fees of $84,000 remained the same in Fiscal 2017 and 2016.

Business growth expenses included marketing costs of $554,458 (Fiscal 2016 - $587,553) and related travel costs of $430,304 (Fiscal 2016 - $526,451). The Company’s marketing efforts continue in an attempt to keep the Company’s products at the forefront of the industry. For Fiscal 2017 the Company employed three full time marketing people which is half of Fiscal 2016. Salaries were restructured for 2016 and remained constant during 2017. Compensation packages continued to be more heavily composed of incentive targets as opposed to higher base salaries. Travel costs have declined due to fewer people in the marketing function.

Share-based expenses were incurred due to the granting of share purchase options during Fiscal 2017. Share-based expenses for Fiscal 2017 were $469,187 compared to $285,745 during Fiscal 2016.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $370,495 for Fiscal 2017 (Fiscal 2016 - $357,876).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company’s products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2017 were $352,388 (Fiscal 2016 - $570,102).

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

For Fiscal 2016, the Company reported net loss of $2,465,592($0.05 per share) against revenue of $8,077,143 compared to a net loss of $2,510,826 ($0.05 per share) against revenue of $18,910,122 for the year ended December 31, 2015. The Company’s gross profit percentage decreased slightly to 24.5% from 26.9% in 2015. The decline is due to a very soft rail market and corresponding price adjustments. Net loss and comprehensive loss for Fiscal 2016 was $2,465,592 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $241,363, share-based expense (Black-Scholes) of $285,745 and net income tax recovery of $989,186.

Factors in the reported income for Fiscal 2016 include expenses of $2,076,460 (Fiscal 2015-$1,547,182) related to office and administration costs mainly in Bonham, Texas; and on-going industrial product design and development costs of $704,868(Fiscal 2015-$783,680). The Company currently has three members of the engineering department. In 2015 there were four members of this department and this resulted in declining design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2016 salaries and benefits increased to $492,732 (Fiscal 2015-$368,112). The Company employs ten administrative people in this area as compared to eight for the comparative period. Executive management contract fees have decreased to $717,369 (Fiscal 2015-$727,217). In Fiscal 2016 and 2015 there was no executive bonus paid. The Company’s consulting fees have declined to $246,501 for Fiscal 2016 (Fiscal 2015-$421,869). During Fiscal 2016 the Company retained two administrative support persons and one web-site/communications consultant. In addition, this account includes transfer agent and filing fees which declined due to the Company not listing on any new exchanges during the year. Investor relations fees of $84,000 remained the same between Fiscal 2016 and 2015.

Business growth expenses included marketing costs of $587,553 (Fiscal 2015-$730,389) and related travel costs of $526,451 for Fiscal 2016 (Fiscal 2015-$445,555). The Company’s marketing efforts continue in an attempt to keep the Company’s products at the forefront of the industry. For Fiscal 2016 the Company employed six full time marketing people whereas for most of Fiscal 2015 the Company employed five people in this capacity. Salaries have been restructured for 2016 and compensation packages are more heavily composed of incentive targets as opposed to higher base salaries. Travel costs have risen with the added marketing efforts as the Company’s sales people are constantly travelling around the United States.

Share-based expenses were incurred due to the granting of share purchase options during Fiscal 2016. Share-based expenses for Fiscal 2016 were $285,745 as compared to $672,533 during Fiscal 2015.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $357,876 for Fiscal 2016 (Fiscal 2015-$239,581).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company’s products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2016 were $570,102 (Fiscal 2015-$731,835).

Year Ended December 31, 2015 Compared to the Year Ended December 31,2014

For Fiscal 2015, the Company reported net loss of $2,510,826 ($0.05 per share) against revenue of $18,910,122 compared to a net income of $4,025,781 ($0.09 per share) against revenue of $23,816,809 for the year ended December 31, 2014. The Company’s gross profit percentage has decreased to 27% as a result of lower sales prices and low production rates due to a decrease in sales of stainless steel PRV’s in Fiscal 2015.

Net loss and comprehensive loss for Fiscal 2015 was $2,510,826after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $237,201, share-based expenses (Black-Scholes) of $672,533and deferred income tax recovery of $86,932.

Factors in the reported income for Fiscal 2015 include expenses of $118,693 (Fiscal 2014-$128,806) related to the lease costs of production and headquarter facilities in Downers Grove, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $783,680 (Fiscal 2014-$440,600). The Company started the current fiscal year with two engineers in this division but added two more engineers in Fiscal 2015. This has added to the Company’s design and development costs.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2015 salaries and benefits increased to $368,112 (Fiscal 2014-$245,430). The Company employs eight administrative people in this area as compared to five for the comparative period. Executive management contract fees have increased between Fiscal 2014 ($540,000) and Fiscal 2015 ($727,217). This is due to the addition of one more executive member. In Fiscal 2015 there was not an executive bonus but Fiscal 2014 saw a bonus of $694,767. This bonus was pursuant to each officer’s management contract. The Company’s consulting fees have risen to $548,471 for Fiscal 2015 (Fiscal 2014-$460,680). During Fiscal 2015 the Company retained one investor relations party, two administrative support persons and one web-site/communications consultant. In addition, this account includes transfer agent and filing fees which rose due to the Company’s filings with the Securities and Exchange Commission and due to the listing of the Company’s common shares on the TSX in Canada and on the NYSE MKT.

Business growth expenses included marketing costs of $730,389 (Fiscal 2014-$571,990) and related travel costs of $445,555 for Fiscal 2015 (Fiscal 2014-$290,400). The Company’s marketing efforts have increased substantially in an attempt to keep the Company’s products at the forefront of the industry. For Fiscal 2015 the Company employed five full time marketing people whereas for most of Fiscal 2014the Company employed four people in this capacity. Travel costs have risen with the added marketing efforts as the Company’s sales people are constantly travelling around the United States.

Share-based expenses increased due to the granting of share purchase options during Fiscal 2015. Share-based expenses for Fiscal 2015 were $672,533 as compared to $417,401 during Fiscal 2014.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $239,581 for Fiscal 2015 (Fiscal 2014-$225,481).

The Company’s products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company’s products being used in the transport industry. As the Company’s business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2015 were $731,835 (Fiscal 2014-$626,704).

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

B.   Liquidity and Capital Resources

The Company’s primary source of revenue to date is from new rail tank car builders and retrofit/repair customers. The Company is optimistic that the demand for the Company’s rail tank car products will eventually improve in future periods. Rail industry analysts are predicting consistent production of 12,000 to 20,000 tank cars annually for the next three years. Management expects that the Company’s capital resources will diminish over the short term until revenues from both old and new products begin to improve in future periods.

As at the end of Fiscal 2017 there were no material commitments for capital expenditures.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of the Company’s products and the exercise incentive stock options. During Fiscal 2017 no share purchase options were exercised. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet the Company’s future financial obligations and the Company’s operations may be adversely affected.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. They include that the Company’s products are new entries to the railroad industry and involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual financial results to be materially different include that the Company may be unsuccessful in raising any additional capital needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the construction or other plans for plants run into permit, labor or other problems. See “Risk Factors”.

In the past, the Company has raised funds through private placement equity financings and through the exercise of options and warrants. Currently, the Company relies primarily on revenues generated through operations. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

December 31, 2017 Compared to December 31, 2016

At December 31, 2017 the Company had cash and cash equivalents in the amount of $411,223; accounts receivable of $653,445; prepaid expenses of $183,966; and inventory of $3,980,243 compared to cash and cash equivalents in the amount of $2,312,279; accounts receivable of $637,845; prepaid expenses of $708,100; income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at December 31, 2017 was $3,628,911 compared to a working capital position of $8,511,809 December 31, 2016.

Net assets of the Company were $7,565,233 at December 31, 2017 compared to $11,771,944 at December 31, 2016. At December 31, 2017, the Company had no interest bearing long-term liabilities or debt.

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

Net assets of the Company were $11,711,944 at December 31, 2016 compared to $16,157,689 at December 31, 2015. At December 31, 2016, the Company had no interest bearing long-term liabilities or debt.

December 31, 2015 Compared to December 31, 2014

At December 31, 2015 the Company had cash and cash equivalents in the amount of $3,175,292; accounts receivable of $1,706,488; prepaid expenses of $1,103,498;Income tax receivable of $683,163 and inventory of $5,981,919 compared to cash and cash equivalents in the amount of $9,895,463; accounts receivable of $2,850,180; prepaid expenses of $58,432; income tax receivable of $Nil and inventory of $4,161,506 at December 31, 2014.

The working capital position of the Company at December 31, 2015 was $10,099,390 which includes $2,795 due to related parties compared to a working capital position of $12,868,325 which includes $709,954due to related parties at December 31, 2014.

Total assets declined to $16,157,689 at December 31, 2015compared to $20,696,182 at December 31, 2014. At December 31, 2015, the Company had no interest bearing long-term liabilities or debt.

C.   Research and Development, Patents and Licenses, etc.

A cornerstone of the Company’s ability to initiate business growth lies in the Company’s ability to create new commercial products and innovate existing products. The Company’s research, development and engineering initiatives are conducted through Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.). Kel-Flo Industries Inc. is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. The Company works closely with stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. See “Business Overview”, “Intangible Properties”, “Economic Dependence” and “Risk Factors” above for a discussion of the Company’s patents and licenses.

The Company has spent the following amounts on research in recent years: $1,572,714 during Fiscal 2017, $704,868 during Fiscal 2016 and $783,680 during Fiscal 2015.

D.   Trend Information

In 2015 the Company managed the Company’s business development strategies in the worst rail tank car market since 2008. HAZMAT businesses have cut back on production which has led to lower demand for rail tank cars. There are many reasons for this trend which include political climate, regulatory uncertainty, low commodity prices and diminishing capital investment activity. This is expected to continue throughout 2018.

Affecting the Company’s future business outlook is the impact of mandatory new regulations for HAZMAT tank cars. On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT-117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

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

F.   Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2017 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on the Company’s latest balance sheet as at December 31, 2017.

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

President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988. Director of SIQ Mountain Industries Inc. (SIQ:TSXV).

Richard Lee	CFO	CFO of the Company since April 8, 2010 and self-employed businessman. CFO and Director of SIQ Mountain Industries Inc. (SIQ: TSXV)
Peter Hughes	Director and Audit Committee Member

Self-employed businessman. President and CEO of SIQ Mountain Industries Inc. (SIQ:TSXV); Director of Broome Capital Inc. (BCP:TSXV), Gourmet Ocean Products Inc. (GOP:TSXV) and Naturally Splendid Enterprises Ltd. (NSP:TSXV).

Tony Andrukaitis	Director, Executive Vice President Business Development, COO

Independent Business Consultant; Chief Operations Officer of Trinity Rail and President of Trinity Tank Car, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July 2004 to March 2009.President and CEO, Kelso Technologies (USA) Inc. from August 3, 2016 to present; President and CEO Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) from February 2, 2017 to present.

Phil Dyer	Director and Audit Committee Member

Businessman. LegacyTexas Bank Plano, Texas from November 1996 to February, 2016 including the position of President from December 2000 to December of 2014. Former mayor of Plano, TX, having served from 2009 to 2013.

Paul Cass	Director and Audit Committee Member	Businessman. Chief Operating Officer at Whitewater West Industries.
Laura Roach	Director	Partner at Albin Roach, a law firm located in Collin County, Texas since 2000 and President of an internet based attorney referral business named divorceinpeace.

James R. Bond (64 years) – President, CEO and Director

Mr. Bond has been director President and CEO of the Company since April 7, 2010. Mr. Bond is the President of Bondwest Enterprises Inc., a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries. Mr. Bond currently serves as a Director on SIQ Mountain Industries Inc, a company listed on the TSXV;

Richard Lee (62 years) – CFO

Mr. Lee has been the Company’s CFO since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelor’s degree in Commerce. In addition, he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States. Mr. Lee serves as CFO and a Director of SIQ Mountain Industries Inc, a company listed on the TSXV;

Peter Hughes (56 years) - Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of the Company’s Audit Committee. Mr. Hughes has 30 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President, CEO and a Director of SIQ Mountain Industries Inc, a company listed on the TSXV; President, CEO and a director of Broome Capital Inc., a company listed on the TSXV; CEO and a director of Gourmet Ocean Products Inc. a company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Tony Andrukaitis (64 years) – Director, Executive Vice-President Business Development and COO

Mr. Andrukaitis has been a director of the Company since August 24, 2011 and was appointed COO on March 1, 2016. Mr. Andrukaitis was a member of the Audit Committee until January 2, 2015 when he was appointed Executive Vice President Business Development. Mr. Andrukaitis holds the position of President and CEO of Kelso Technologies (USA) Inc. since August 3, 2016 and President and CEO of Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) (engineering industrial designs and distribution plans for patented OBM) since February 2, 2017. Mr. Andrukaitis has over 26 years of senior corporate management experience in finance, accounting, strategic planning, business development and turn-around activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Phil Dyer (66 years) – Director

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

Paul Cass (61 years) – Director

Mr. Cass has been a director of the Company since 2016 and is a member of the Audit Committee. Mr. Cass is currently COO of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Previously Mr. Cass was COO at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer in British Columbia and he also holds an MBA from Simon Fraser University.

Laura Roach (46 years) - Director

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

B.   Compensation

During Fiscal 2017, the Company’s directors and members of the Company’s administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Fiscal Year Ended December 31, 2017
	Salary ($)	Option– based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	$180,000	16,520	N/A	196,520
Richard Lee CFO	$180,000	16,520	N/A	196,520
Neil Gambow(1) Director, Chief Technology Officer), CEO Kelso Technologies (USA) Inc. and CEO Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.)	$N/A	N/A	1,000	1,000
Peter Hughes Director	N/A	8,260	30,000	38,260
Tony Andrukaitis Director, Executive Vice President Business Development and COO	$180,000	16,520	N/A	196,520
Phil Dyer Director	N/A	8,260	12,000	20,820
Paul Cass Director	N/A	8,260	12,000	20,820
Laura Roach Director	N/A	8,260	12,000	20,820

(1)	Mr. Gambow resigned as a Director and Chief Technology Officer of the Company on February 2, 2017. During fiscal 2017 Mr. Gambow was paid $1,000 for sitting as a Director until his resignation.

Management Agreements

The Company entered into Professional Services Agreement with Bondwest Enterprises Inc. (“Bondwest”), a private company 100% owned by James R. Bond effective January 1, 2014 with regards to his engagement as the President and Chief Executive Officer of the Company (the “CEO Agreement”). The CEO Agreement expired on December 31, 2016. The CEO Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the CEO Agreement, the Company agreed to pay Bondwest a base fee of $15,000 per month for the term of the Agreement. Mr. Bond was eligible to receive a bonus based on the performance of the Company. On January 1, 2017 the Company and Bondwest entered into a Professional Services Agreement which expires on December 31, 2021 (the “CEO PSA”). Under the terms of the CEO PSA Bondwest will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CEO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Bondwest is also eligible to receive an annual bonus, capped at 1.5 times the base fee. The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also includes a severance clause of 24 months base fee for termination or change of control.

The Company entered into an employment agreement with Richard Lee effective January 1, 2014 with regards to his employment as the Chief Financial Officer of the Company (the “CFO Agreement”). The CFO Agreement expired on December 31, 2016.The CFO Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the CFO Agreement, the Company agreed to pay Mr. Lee a base salary of $15,000 per month for the term of the CFO Agreement. Mr. Lee was eligible to receive a bonus based on the performance of the Company. On January 1, 2017 the Company and Kitchener Holdings Corp.(“Kitchener”) a private company 100% owned by Mr. Lee entered into a Professional Services Agreement which expires on December 31, 2021 (the “CFO PSA”). Under the terms of the CFO PSA Kitchener will receive a base fee ofUS$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CFO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Kitchener is also eligible to receive an annual bonus, capped at 1.5 times the base fee. The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also includes a severance clause of 24 months base salary for termination or change of control.

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

The exercise price of any option granted under the Option Plan is to be determined from time to time by the Board but in any event shall be no lower than the last closing price of the Company’s shares before the grant of options. The Board, or a committee appointed for such purposes, also has the authority under the Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions. Options issued to any Optionee providing investor relations services to the Company must vest (and not otherwise be exercisable) in stages over a minimum of twelve months with no more than one quarter of the options vesting in any three month period and will expire within a maximum of thirty days after the Optionee ceases to be employed by the Company.

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

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2017:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
James R. Bond	100,000 100,000	1.30 0.30	August 18, 2021 November 28, 2022	0 28,695.60
Richard Lee	100,000 100,000	1.30 0.30	August 18, 2021 November 28, 2022	0 28,695.60

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
Peter Hughes	50,000 50,000	1.30 0.30	August 18, 2021 November 28, 2022	0 14,347.80
Tony Andrukaitis	100,000 100,000	1.30 0.30	August 18, 2021 November 28, 2022	0 28,695.60
Phil Dyer	200,000 50,000	1.30 0.30	August 18, 2021 November 28, 2022	0 14,347.80
Paul Cass	200,000 50,000	1.30 0.30	August 18, 2021 November 28, 2022	0 14,347.80
Laura Roach	200,000 50,000	1.30 0.30	August 18, 2021 November 28, 2022	0 14,347.80
Neil Gambow(2)	100,000	1.30	February 2, 2018	0
(1)

Value is calculated based on the difference between the market value of the securities underlying the options as at December 29, 2017 (being CAD$0.66) and the exercise price of the option. The quoted share price is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 29, 2017 of USD 0.7971.

(2)

Mr. Gambow resigned as a director and executive officer of the Company on February 2, 2017. Mr. Gambow’s option award expired on February 2, 2018, being one year from the date of his resignation, unexercised in whole or in part.

Termination and Change of Control Benefits

Except as disclosed above with respect to James R. Bond, Richard Lee and Tony Andrukaitis, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Company’s directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company’s directors or senior management during Fiscal 2017.

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

The Company has adopted a charter for the Company’s audit committee. The full text of the Charter of the Audit Committee is available on the Company’s website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company’s audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee which can be viewed on the Company’s website at www.kelsotech.com. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be “independent” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 “Corporate Governance Guidelines” and the applicable NYSE MKT rules. The current members of the Compensation Committee are Messrs. Hughes and Cass and Ms. Roach.

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

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee, which can be viewed on the Company’s website at www.kelsotech.com. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be “independent directors” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP58-201“Corporate Governance Guidelines” and the applicable NYSE MKT rules. Each member will have skills and/or experience which are relevant to the mandate of the Committee. The current members of the Corporate Governance and Nominating Committee are Messrs. Hughes, Dyer and Ms. Roach.

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

D.   Employees

As at December 31, 2017, the Company had 40 employees, including employees of the Company’s subsidiaries. The largest number of employees work at the Company’s production facilities in Bonham, Texas. The remainder work in British Columbia.There has been no significant change in the number of employees since December 31, 2017. At the date of this filing, the Company’s employees are not unionized and all employees are full-time. At December 31, 2016, the Company had 47 employees, including employees of the Company’s subsidiaries.

E.   Share Ownership

As of December 31, 2017, the Company’s directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,287,500(2)	2.56	200,000
Peter Hughes Director	1,000(3)	.003	200,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	222,480(4)	.56	200,000
Phil Dyer Director	10,000 (5)	.021	200,000
Paul Cass(6) Director	69,000(6)	.147	200,000

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Laura Roach(7) Director	6,390(7)	.014	200,000
Richard Lee(8) CFO	114,500(8)	.287	200,000
(1)	Based on 46,911,752common shares issued and outstanding as at December 31, 2017.
(2)

Mr. Bond holds 507,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 200,000 stock options exercisable into Common Shares that are not included in the total.

(3)	Mr. Hughes holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(4)	Mr. Andrukaitis holds 150,000 stock options exercisable into Common Shares that are not included in the total.
(5)	Mr. Dyer holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Cass also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Ms. Roach also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(8)	Mr. Lee holds 200,000 stock options exercisable into Common Shares that are not included in the total.

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

As at December 31, 2017, the registrar and transfer agent for the Company reported that there were 46,911,752 common shares of the Company issued and outstanding. Of these, 42,892,109 were registered to Canadian residents (10 recorded shareholders), 4,008,215 were registered to residents of the United States (16 recorded shareholders) and 11,428 were registered to residents of other foreign countries (1 recorded shareholders).

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

B.   Related Party Transactions

For Fiscal 2017, management fees for the Company were $544,014 (Fiscal 2016-$717,368; Fiscal 2015-$727,217). At December 31, 2017, the amount due to related parties (unsecured and have no interest) was $45,262 (Fiscal 2016- $36,000; Fiscal 2015-$2,795).There were no management bonuses earned in Fiscal 2017, Fiscal 2016 or Fiscal 2015) the $45,262 related to accrued Management and Directors fees and there were no amounts due (Fiscal 2016- $36,000; Fiscal 2015-$2,795) for reimbursement of expenses to a director of the Company. Expense reimbursements are due on demand. Related party transactions during Fiscal 2017, Fiscal 2016 and Fiscal 2015 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) were $264,172 for Fiscal 2017 ($160,854 for Fiscal 2016 and $553,011 for Fiscal 2015).

Other than as disclosed in this annual report and the financial statements attached hereto and other than in the ordinary course of business, since the beginning of the Company’s preceding three financial years, there have been no transactions or loans between the Company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)	associates, meaning unconsolidated enterprises in which the Company has a significant influence or which have significant influence over the Company;

(c)	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)

audited consolidated financial statements for the year ended December 31, 2017 including: independent auditors’ report by Smythe CPA, Chartered Professional Accountants, consolidated statements of financial position as at December 31, 2017 and 2016, consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years December 31, 2017, 2016 and 2015.

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

Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2017 that have not been disclosed in this annual report.

Item 9.                     The Offer and Listing

A.   Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company’s common shares for the five most recent full financial years on the TSX and NYSE MKT were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE MKT(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2017	1.40	0.315	1.08	0.27
December 31, 2016	1.90	0.96	1.44	0.70
December 31, 2015	5.70	1.30	5.11	0.79
December 31, 2014	7.32	3.11	6.73	2.77
December 31, 2013	3.46	0.58	3.33	0.5875

(1)	The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.
(2)	The common shares of the Company were listed for trading on the NYSE MKT on October 14, 2014 prior to which they traded on the OTCQX International under the symbol “KEOSF”.

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company’s common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE MKT were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE MKT (U.S. dollars, $)
	High	Low	High	Low
December 31, 2017	0.75	0.315	.06172	0.27
September 30, 2017	1.08	0.445	0.83	0.373
June 30, 2017	1.20	0.71	0.89	0.5244
March 31, 2017	1.40	0.94	1.08	0.71
December 31, 2016	1.34	0.96	0.998	0.70
September 30, 2016	1.90	1.04	1.44	0.81
June 30, 2016	1.36	1.02	1.06	0.78
March 31, 2016	1.52	1.05	1.09	0.80

Most Recent 6 Months

The high and low market prices of the Company’s common shares for each month for the most recent six months on the TSX and NYSE MKT were as follows:

Month Ended	TSX (Canadian dollars, $)		NYSE MKT (U.S. dollars, $)
	High	Low	High	Low
February 28, 2018	0.97	0.59	0.73	0.5003
January 31, 2018	1.05	0.62	1.05	0.91
December 31, 2017	0.75	0.385	.6172	.3203
November 30, 2017	0.53	0.315	.4099	0.27
October 31, 2017	0.54	0.435	.4438	0.35
September 30, 2017	0.80	0.445	0.65	0.373

Transfers of Common Shares

The Company’s common shares are in registered form and the transfer of the Company’s common shares is managed by the Company’s transfer agent, Computershare Investor Services Inc. with transfer facilities in Vancouver and Toronto.

Computershare Trust Company, Denver, Colorado, serves as co-transfer agent and co-registrar for the Company’s shares in the US.

Requests for information should be directed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1. Telephone 1 800 564 6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514 982 7555 (international direct dial).

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

1.

The Company’s patent for the PRV was in good standing until January 29, 2016. The patent abstract describes the PRV as “a pressure relief valve for releasing fluid through a vent in a railway tank car, tank trucks and similar vessels. A valve disc is normally biased in a closed position by a plurality of constant- force springs of laminated steel tapes on drums supported on upright angle brackets symmetrically arranged around a valve seat. The pressure at which the valve opens is determined by a pre-selection of the number of springs, laminated tapes per spring and the restoring force of each tape.” See “Business Overview”.

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

3.

The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 8, 2017. A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

4.

On November 10, 2016 the Company entered an exclusive Technology Development Agreement (the “GJ Agreement”) with G & J Technologies Inc. (“G & J”), a private company incorporated in the Province of British Columbia. The GJ Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance ETVS. The GJ Agreement gives the Company the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of ETVS. The GJ Agreement gives the Company the right to patent, market, manufacture, distribute and license all specialized technologies covered under the GJ Agreement. The Company plans to utilize these technologies to create ETVS components that can generate multi-million dollar revenue streams. In consideration for the Agreement the Company agreed to pay G & J a fee of US$100,000 and 1,000,000 common shares of the Company, which shares are scheduled to be released over four key milestones under the Agreement. In addition, Kelso pays US$10,000 per month to G & J and a 2.5% royalty on a pre-approved sales formula. During Fiscal 2017, a total of 250,000 common shares were issued to G & J at a deemed price of $1.00/share (Fiscal 2016 – 250,000 shares at a deemed price of $1.00/share). A total of 250,000 common shares remain to be issued pursuant to the Agreement.

5.

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

6.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents are available under the Company’s profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company’s website at www.kelsotech.com. Copies of such documents may also be viewed by appointment during normal business hours at the Company’s registered and records office being the offices of Clark Wilson LLP,800 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

I.   Subsidiary Information

The Company operates in conjunction with the Company’s four wholly-owned subsidiaries Kelso Technologies (USA) Inc. (incorporated on August 3, 2005 in the State of Nevada), Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) (incorporated on June 20, 2012 in the State of Nevada), KIQ Industries Inc. (incorporated on October 7, 2014 in the State of Nevada) and KIQ X Industries Inc. (incorporated on December 12, 2017 in the Province of British Columbia, Canada).Kelso Technologies Inc. owns 100% of the voting securities of each of the Company’s subsidiaries and none of the subsidiaries has a class of restricted securities

     Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

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

The Company has exposure to the following risks from the Company’s use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.
(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $411,223 at December 31, 2017 (December 31, 2016 - $2,312,279).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $735,487 at December 31, 2017 (December 31, 2016 - $637,845). The Company’s concentration of credit risk for accounts receivable at December 31, 2017 with respect to Customer A is $94,114 (December 31, 2016 - $73,500), Customer B is $78,306 (December 31, 2016 - $Nil) while Customer C is $150,000 related to expense recovery (2016-$Nil). The Company has provided for an allowance for doubtful accounts amounting to $82,042 at December 31,2017 (2016-$Nil).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2017, the Company has cash in the amount of $411,223 (December 31, 2016 - $2,312,279) to settle current liabilities of $844,516 with the following due dates; trade accounts payable of $799,254 (December 31, 2016 - $235,600) are due within three months; management bonus payable of $Nil (2016 - $Nil) are due within five and one-half months of the year end and due to related party balances of $45,262 (December 31, 2016 - $36,000) are due on demand.

(c)	Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

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

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

At December 31, 2017 and December 31, 2016, the Company’s net exposure to foreign currency risk is as follows (in US):

	December 31, 2017	December 31, 2016
Net assets	$(31,142)	$1,932,850

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $4,400 (December 31, 2016 - $271,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

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

PART II

     Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

None.

     Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Company had a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was re- approved by the shareholders of the Company on June 4, 2014 and by the TSX as part of the Company’s approval of the listing of the common shares of the Company. This plan expired at the close of business on June 9, 2017.

At the Company’s annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include provisions for: (i) uncertificated shares; (ii) conversion of fractional shares into whole shares in accordance with the Business Corporations Act (British Columbia); (iii) participation in shareholders’ meetings by telephone and other communication mediums; (iv) flexibility to the board of directors to make certain alterations to the Company’s authorized share structure by way of directors resolution as opposed to the Company having to incur the additional costs of obtaining shareholder approval; and (v) allowing for change of the Company’s name by directors resolution instead of by an ordinary resolution of the shareholders of the Company. In addition, shareholder’s approved the adoption of advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

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

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company’s company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of the Company’s inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company’s internal control over financial reporting as of December 31, 2017, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment.

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

Changes in Internal Control over Financial Reporting

The Company’s management has evaluated, with the participation of the Company’s chief executive officer and chief financial officer, whether any changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal year have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Based on the evaluation the Company conducted, the Company’s management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

     Item 16.                 [Reserved]

A. Audit Committee Financial Expert

The Company’s board of directors has determined that Phil Dyer qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F and is an “independent director” as the term is defined by Section 803 of the NYSE MKT Company Guide.

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

Audit-Related Fees. This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees and describes the nature of the services comprising the fees disclosed under this category.

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

The Company’s current independent public accountants provided audit and other services during the fiscal year ended December 31, 2017 and the fiscal year ended December 31, 2016:

	December	December
	31, 2017	31, 2016
	($)	($)
Audit Fees	85,000	90,000
Audit-Related Fees	N/A	N/A
Tax Fees	6,500	55,000
All Other Fees	N/A	N/A
Total Fees	91,500	145,000

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

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

H.   Mine Safety Disclosure

Not applicable.

PART III

     Item 17.                 Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements for the year ended December 31, 2017 including: independent auditors’ report by Smythe CPA, Chartered Professional Accountants, consolidated statements of financial position as at December 31, 2017 and 2016.

     Item 18.                 Financial Statements

See “Item 17. Financial Statements”.

     Item 19.                 Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2017(8)
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated January 1, 2017(8)
10.03	Professional Services Agreement with Anthony Andrukaitis dated January 1, 2017(8)
10.04	Stock Option Plan(1)
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Technology Development Agreement with G & J Technologies Inc.(6)
11	Code of Business Conduct and Ethics dated March 23, 2015(3)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01*	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2013(2)
99.2	Audited annual financial statements for the year ended December 31, 2014(4)
99.3	Audited annual financial statements for the year ended December 31, 2015(5)
99.4	Audited annual financial statements for the year ended December 31, 2016(7)
99.5	Audited annual financial statements for the year ended December 31, 2017(9)

*Filed herewith

(1)	Incorporated by reference from the applicable exhibit to the Company’s registration statement on Form 20-F filed on August 29, 2013.
(2)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 31, 2014.
(3)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 26, 2015.
(4)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 26, 2015.
(5)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed March 29, 2016.
(6)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed November 21, 2016.
(7)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed March 30, 2017.
(8)	Incorporated by reference from the applicable exhibit to the Company’s Form 20-F filed April 3, 2017.
(9)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed April 2, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 2, 2018

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 2, 2018

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Kelso Technologies Inc. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows, for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017, 2016 and 2015, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company has an accumulated deficit of $19,288,072 as at December 31, 2017 and for the past few years has negative cash flows from operations. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

	Vancouver	Langley	Nanaimo
	7th Floor 355 Burrard St	305 – 9440 202 St	201 – 1825 Bowen Rd
	Vancouver, BC V6C 2G8	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111 2
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada
March 27, 2018

	Vancouver	Langley	Nanaimo
	7th Floor 355 Burrard St	305 – 9440 202 St	201 – 1825 Bowen Rd
	Vancouver, BC V6C 2G8	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111 3
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2017	2016

Assets
Current
Cash and cash equivalents (Note 12)	$411,223	$2,312,279
Accounts receivable	653,445	637,845
Income tax receivable	-	753,223
Prepaid expenses	183,966	708,100
Inventory (Note 6)	3,980,243	5,206,129

	5,228,877	9,617,576
Deposit	-	3,763
Property, plant and equipment (Note 7)	2,991,546	3,194,492
Intangible assets (Note 8)	944,776	234,313

	$9,165,199	$13,050,144

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$878,699	$271,600
Income tax payable (Note 11)	721,267	834,167

	1,599,966	1,105,767
Deferred income tax liability (Note 11)	-	172,433

	1,599,966	1,278,200
Shareholders’ Equity
Capital Stock (Note 9)	23,231,252	22,829,820
Obligation to Issue Shares (Notes 8 and 9)	131,527	192,946
Reserves (Note 9 (b))	3,490,526	3,021,339
Deficit	(19,288,072)	(14,272,161)

	7,565,233	11,771,944

	$9,165,199	$13,050,144

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“Phil Dyer” (signed”)
Phil Dyer, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

	Capital Stock
	Number		Obligation to
	of common
	shares	Amount	issue shares	Reserves	Deficit	Total

Balance, December 31, 2014	45,246,752	$22,141,417	$-	$2,375,598	$(7,918,089)	$16,598,926
Exercise of options	825,000	373,723	-	(149,983)	-	223,740
Share-based expense	-	-	-	672,533	-	672,533
Dividends paid	-	-	-	-	(1,377,654)	(1,377,654)
Loss for the year	-	-	-	-	(2,510,826)	(2,510,826)
Balance, December 31, 2015	46,071,752	$22,515,140	$-	$2,898,148	$(11,806,569)	$13,606,719
Exercise of options	340,000	314,680	-	(162,554)	-	152,126
Shares to be issued	-	-	192,946	-	-	192,946
Share-based expense	-	-	-	285,745	-	285,745
Net loss for the year	-	-	-	-	(2,465,592)	(2,465,592)
Balance, December 31, 2016	46,411,752	$22,829,820	$192,946	$3,021,339	$(14,272,161)	$11,771,944
Shares issued	500,000	401,432	(192,946)	-	-	208,486
Share-based expense	-	-	-	469,187	-	469,187
Shares to be issued	-	-	131,527	-	-	131,527
Net loss for the year	-	-	-	-	(5,015,911)	(5,015,911)
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31
(Expressed in US Dollars)

	2017	2016	2015

Revenues (Note 14)	$6,062,778	$8,077,143	$18,910,122
Cost of Goods Sold (Notes 6 and 7)	5,044,093	6,098,902	13,809,993

Gross Profit	1,018,685	1,978,241	5,100,129

Expenses
Office and administration	1,701,723	2,076,460	1,547,182
Management compensation (Note 10)	544,014	717,369	727,217
Research	1,572,714	704,868	783,680
Marketing	554,458	587,553	730,389
Travel	430,304	526,451	445,555
Accounting and legal	370,495	357,876	239,581
Share-based expense (Notes 9 (b)) and 10)	469,187	285,745	672,533
Consulting	251,055	246,501	421,869
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	(115,643)	(128,073)	584,162
Amortization (Notes 7 and 8)	17,088	3,024	3,024
Bad debts	82,042	-	-

	5,961,437	5,461,774	6,239,192

Loss Before the Following:	(4,942,752)	(3,483,533)	(1,139,063)
Interest income	3,875	28,755	30,809
Write-off of intangible assets (Note 8)	-	-	(298,484)
Write-off of inventory (Note 6)	(197,729)	-	-
Write-off of property, plant and equipment (Note 7)	(29,601)	-	-

Loss Before Taxes:	(5,166,207)	(3,454,778)	(1,406,738)

Income Tax Expense (Recovery) (Note 11)
Current	22,137	(1,248,551)	1,191,020
Deferred	(172,433)	259,365	(86,932)

	(150,296)	(989,186)	1,104,088

Net Loss and Comprehensive Loss for the year	$(5,015,911)	$(2,465,592)	$(2,510,826)

Basic Loss Per Share (Note 13)	$(0.11)	$(0.05)	$(0.05)

Diluted Loss Per Share (Note 13)	$(0.11)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares Outstanding
Basic (Note 13)	46,848,053	46,215,861	45,779,903
Diluted (Note 13)	46,848,053	46,215,861	45,779,903

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	2017	2016	2015

Operating Activities
Net loss	$(5,015,911)	$(2,465,592)	$(2,510,826)
Items not involving cash
Deferred income tax (recovery)	(172,433)	259,365	(86,932)
Amortization (Notes 7 and 8)	203,980	241,363	237,201
Write-off of intangible assets (Note 8)	-	-	298,484
Write-off of inventory (Note 6)	668,383	-	-
Write-off of property, plant and equipment	29,601	-	-
Share-based expense	469,187	285,745	672,533
Bad debts	82,042	-	-
Unrealized foreign exchange loss (gain)	(115,643)	(188,789)	715,292

	(3,850,794)	(1,867,908)	(674,248)

Changes in non-cash working capital
Accounts receivable	(97,642)	1,068,643	1,143,692
Income tax receivable	753,223	-	-
Prepaid expenses and deposit	527,897	395,748	(1,036,399)
Inventory	567,764	775,790	(1,812,475)
Accounts payable and accrued liabilities	582,099	(275,098)	(2,575,558)
Income tax payable (recovery)	(112,900)	(1,240,165)	346,109

	2,220,441	724,918	(3,934,631)

Cash Used in Operating Activities	(1,630,353)	(1,142,990)	(4,608,879)

Investing Activities
Intangible assets	(353,010)	(25,000)	-
Property, plant and equipment	(33,336)	(35,938)	(242,086)

Cash Used in Investing Activities	(386,346)	(60,938)	(242,086)

Financing Activities
Issue of and subscription for common shares, net of share issue costs	-	152,126	223,740
Dividend paid	-	-	(1,377,654)

Cash Provided by (Used in) Financing Activities	-	152,126	(1,153,914)

Foreign Exchange Effect on Cash	115,643	188,789	(715,292)

Outflow of Cash and Cash Equivalents	(1,901,056)	(863,013)	(6,720,171)
Cash and Cash Equivalents, Beginning of Year	2,312,279	3,175,292	9,895,463

Cash and Cash Equivalents, End of Year	$411,223	$2,312,279	$3,175,292

Supplemental Cash Flow Information (Note 12)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Several conditions may cast substantial doubt on the validity of this assumption. The Company has incurred operating losses of $5,015,911 for the year ended December 31, 2017 (2016 - $2,465,592; 2015 - $2,510,826), has accumulated deficit of $19,288,072 at December 31, 2017 (2016 - $14,272,161), has limited resources and has operating cash outflows for the past several years. The Company has significant cash requirements to meet its production costs and administrative overhead. Its continuing operations are therefore dependent upon its ability to either secure additional equity capital, as required, or generate positive cash inflows from operations in the future. Management is planning to raise additional capital to finance operations and continue operations. There is no assurance that these plans will be successful.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the recognition of liabilities that might be necessary should the Company be unable to secure additional equity capital or generate cash flow from operations in the future. Such adjustments could be material.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss(“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations. KIQ X Industries Inc. is a British Columbia company incorporated on December 12, 2017. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

(d)	Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(ii)	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii)	Assessment of a transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion (Note 8).

(iv)	Research and development expenditures

The application of the Company’s accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v)	Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgments and estimation uncertainty (Continued)

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)	Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v)	Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation. At December 31, 2017, the Company has setup an allowance for doubtful accounts of $82,042 (2016 - $nil).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for year ended December 31, 2017 were approved and authorized for issue by the Board of Directors on March 27, 2018.

(f)	New accounting standards issued but not yet effective

The standards listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “Amortized cost”, “Fair value through other comprehensive income” or “Fair value through profit or loss” (default). Equity instruments are classified and measured as “Fair value through profit or loss” unless upon initial recognition elected to be classified as “Fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss).

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “Amortized cost” or “Fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes 12-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition, and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018.

IFRS 2 Share-based Payment

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash- settled share-based expenses;
•	share-based expense transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based expense that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2018.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•

A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short- term leases and leases of low-value assets.

•

A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company’s annual period beginning January 1, 2019.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of three months or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(c)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years
Rights - 2 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	– 4% declining-balance
Production equipment	– 20% declining-balance
Vehicles	– 30% declining-balance
Leasehold improvements	– 5 year straight-line

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems. Provisions for sales discounts and returns from customers are made at the time of sale.

(f)	Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(g)	Income taxes

(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Income taxes (continued)

(i)	Current and deferred income taxes (continued)

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive loss.

(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statement of operations and comprehensive loss, with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Accounts receivable are included in this category of financial assets.

(ii)	Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities is included in this category of financial liability.

(m)	Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2017. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $411,223 (2016 - $2,312,279).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $735,487 (2016 - $637,845). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $94,114 (2016 - $73,500), Customer B is $78,306 (2016 - $nil) while Customer C is $150,000 related to expense recovery (2016 - $Nil) (Note 14). The Company has provided for an allowance for doubtful accounts amounting to $82,042 at December 31, 2017 (2016 - $nil).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

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

At December 31, 2017, the Company has $411,223 (2016 - $2,312,279) of cash and cash equivalents to settle current liabilities of $844,516 (2016 - $271,600) consisting of the following: trade accounts payable of $799,254 (2016 - $235,600) and due to related party balance of $45,262 (2016 - $36,000). All payables are due within a year.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2017 and 2016, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	December 31, 2017	December 31, 2016

Cash and cash equivalents	$15,882	$1,983,028
Accounts receivable	32,976	25,302
Accounts payable	(80,000)	(75,480)

	$(31,142)	$1,932,850

Based on the above, assuming all other variables remain constant, a 14% (2016 – 14%) weakening or strengthening of the USD against the CAD would result in approximately $4,400 (2016 - $271,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

6.	INVENTORY

	December 31, 2017	December 31, 2016
Finished goods	$256,185	$218,128
Raw materials and supplies	3,724,058	4,988,001
	$3,980,243	$5,206,129

Included in cost of goods sold is $3,376,123 (2016 - $4,642,761; 2015 - $10,595,521) of direct material costs recognized as expense.

Inventory write-off during the year was $668,383 (2016 - $nil; 2015 - $nil) of which $470,654 (2016- $nil; 2015- $nil) is included in cost of goods sold and $197,729 (2016 - $nil; 2015 - $nil) is included in general and administrative expenses.

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Vehicles	Total

Balance, December 31, 2015	$12,558	$2,955,901	$43,715	$803,645	$28,181	$3,844,000
Additions	-	-	-	6,337	29,601	35,938
Balance, December 31, 2016	$12,558	$2,955,901	$43,715	$809,982	$57,782	$3,879,938
Additions	-	-	-	-	33,336	33,336
Disposition	-	-	-	-	(29,601)	(29,601)
Balance, December 31,2017	$12,558	$2,955,901	$43,715	$809,982	$61,517	$3,883,673
Accumulated Amortization
Balance, December 31, 2015	$-	$193,461	$24,635	$208,339	$20,672	$447,107
Amortization	-	110,498	5,593	119,995	2,253	238,339
Balance, December 31, 2016	$-	$303,959	$30,228	$328,334	$22,925	$685,446
Amortization	-	106,078	2,696	96,330	1,577	206,681
Balance, December 31, 2017	$-	$410,037	$32,924	$424,664	$24,502	$892,127
Carrying Value
December 31, 2017	$12,558	$2,545,864	$10,791	$385,318	$37,015	$2,991,546
December 31, 2016	$12,558	$2,651,942	$13,487	$481,648	$34,857	$3,194,492

Included in cost of goods sold is $186,892 (2016 - $230,002; 2015 - $237,177) of amortization related to property, plant and equipment.

Included in general and administrative expenses is $9,528 (2016 - $nil, 2015 - $nil) of amortization related to property, plant and equipment.

Included in inventory is $10,261 (2016 - $8,337; 2015 - $4,939) of amortization related to property, plant and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total

Balance, December 31, 2015	$40,840	$65,000	$-	$105,840
Additions	-	217,946	-	217,946
Balance, December 31, 2016	40,840	282,946	-	323,786
Additions	-	-	718,023	718,023
Balance, December 31, 2017	$40,840	$282,946	$718,023	$1,041,809
Accumulated Amortization
Balance, December 31, 2015	$21,449	$65,000	$-	$86,449
Amortization	3,024	-	-	3,024
Balance, December 31, 2016	24,473	65,000	-	89,473
Amortization	7,560	-	-	7,560
Balance, December 31, 2017	$32,033	$65,000	$-	$97,033
Carrying Value
December 31, 2017	$8,807	$217,946	$718,023	$944,776
December 31, 2016	$16,367	$217,946	$-	$234,313

On November 10, 2016, the Company signed a technology development agreement to acquire all intellectual property rights (the “Products”) of G & J Technologies (the “Vendor”). As consideration, acquisition costs of $217,946 were incurred, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017.

On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month. In addition, the Company will pay $75,000 in cash and issue 750,000 common shares of the Company as follows:

•

$25,000 cash and 250,000 shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares during the year ended December 31, 2017 with a fair value of $208,486);

•

$25,000 cash and 250,000 shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued at December 31, 2017 with a fair value of $131,527); and

•	$25,000 cash and 250,000 shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2017 the Company has not earned any revenue from the sale of the Products. The Company has incurred $718,023 (2016 - $nil) of internal product development cost that has been recorded as deferred development costs at December 31, 2017.

During the year ended December 31, 2015, the Company determined that certain products could not generate independent cash flows, and accordingly impaired $298,484 of product development costs.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.

Unlimited common shares without par value.

Issued:

(a)	Common shares

During the year ended December 31, 2017, the Company issued 250,000 shares with a fair value of $192,946 pursuant to the acquisition of intellectual property rights of G&J Technologies and 250,000 shares with a fair value of $208,486 pursuant to achieving the second milestone of the G&J Technologies technology development agreement. At the year end, the Company has an obligation to issue 250,000 shares with a fair value of $131,527 pursuant to the agreement for achieving the third milestone of the G&J Technologies technology development agreement (Note 17).

During the year ended December 31, 2016, the Company issued 340,000 shares pursuant to the exercise of share purchase options for gross proceeds of $152,126. Fair value previously recognized on options exercised of $162,554 was reclassified from reserves to capital stock. As at December 31, 2016, the Company has an obligation to issue 250,000 shares with a fair value of $192,946 in relation to the intellectual property rights acquired during the year.

During the year ended December 31, 2015, the Company issued 825,000 shares pursuant to the exercise of share purchase options for gross proceeds of $223,740. Fair value previously recognized on options exercised of $149,983 was reclassified from reserves to capital stock.

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise
Price	Expiry	December 31,				December 31,
	Date	2016	Granted	Exercised	Expired	2017

$1.45	March 31, 2017	670,000	-	-	(670,000)	-
$2.12	August 25, 2017	400,000	-	-	(400,000)	-
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30	August 18, 2021	1,325,000	-	-	-	1,325,000
$0.90	July 6, 2022	-	50,000	-	-	50,000
$0.30	November 28, 2022	-	825,000	-	-	825,000
Total outstanding		2,523,571	875,000	-	(1,070,000)	2,328,571
Total exercisable		1,198,571	275,000	-	-	845,238

Exercise
Price	Expiry	December 31,				December 31,
	Date	2015	Granted	Exercised	Expired	2016

$5.90	January 2, 2016	500,000	-	-	(500,000)	-
$2.12(CAD)	August 25, 2017	500,000	-	-	(100,000)	400,000
$0.58(CAD)	July 22, 2016	340,000	-	(340,000)	-	-
$1.45	March 31, 2017	770,000	-	-	(100,000)	670,000
$0.65	October 30, 2017	80,000	-	-	(80,000)	-
$6.25	July 7, 2019	100,000	-	-	(100,000)	-
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30	August 18, 2021	-	1,325,000	-	-	1,325,000
Total outstanding		2,418,571	1,325,000	(340,000)	(880,000)	2,523,571
Total exercisable		2,085,238	-	-	-	1,198,571

A summary of the Company’s stock options as at December 31, 2017 and 2016, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price

Outstanding, December 31, 2015	2,418,571	$2.68
Granted	1,325,000	$1.30
Exercised	(340,000)	$0.43
Expired	(880,000)	$4.52
Outstanding, December 31, 2016	2,523,571	$1.61
Granted	875,000	$0.33
Exercised	-	-
Expired	(1,070,000)	$1.70
Outstanding, December 31, 2017	2,328,571	$1.11

The weighted average contractual life for the remaining options at December 31, 2017 is 4.01 years (2016 – 2.75) .

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

Share-based expense

Share-based expense of $469,187 (2016 - $285,745; 2015 - $672,533) was recognized in the year ended December 31, 2017 for stock options. The share-based expense relates to options granted during December 31, 2017, 2016 and 2015, which vest over time.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2016	2015

Risk-free interest rate (average)	1.56%	0.58%	0.77%
Estimated volatility (average)	61.95%	64.76%	52.38%
Expected life in years	5.00	4.18	1.50
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%
Grant date fair value per option	$0.1652	$0.63	$0.77

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Expected volatility was determined using the Company’s historical stock prices.

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2017	2016	2015

Management compensation	$544,014	$717,368	$727,217
Management bonus*	$-	$-	$-
Share-based expense**	$264,172	$160,854	$553,011
Directors’ fees	$67,000	$66,000	$34,500

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.

**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at December 31, 2017, amounts due to related parties included accounts payable, which are unsecured and have no interest or specific terms of payments, of $45,262 (2016 - $36,000) consisting of $16,500 (2016 - $36,000) for directors’ fees and $28,762 (2016 - $nil) for management fees.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

11.	INCOME TAXES

During the 2015 fiscal year, a tax liability in the amount of $2,004,272 was recorded with respect to estimated US outstanding taxes payable. During the year ended December 31, 2016, new information was obtained indicating that there was a reduction of $1,170,105, therefore no income tax should be payable. The reversal of the tax provision has been accounted for as a change in tax estimate and has been adjusted prospectively as an income tax recovery during the year ended December 31, 2016. The amounts included in income tax payable represent penalties and interest.

The Company has approximately $5,748,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2032 or later).

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016

Non-capital loss carry-forwards	$372,616	$-
Deferred income tax assets	$372,616	$-
Deficiency (excess) of carrying value over tax value of property, plant and equipment	$(154,043)	$(169,251)
Excess of carrying value over tax value of intangible assets	(218,573)	(3,182)
Deferred income tax liability	$(372,616)	$(172,433)
Net deferred tax asset (liability)	$-	$(172,433)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Excess of tax value over carrying value of mineral properties	$13,807	$13,077
Non-capital losses carried forward	4,126,977	-
Unrealized foreign exchange gain	115,642	-

Unrecognized deductible temporary differences	$4,256,426	$13,077

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

11.	INCOME TAXES (Continued)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2016 - $26.00%; 2015 – 26.00%) to income (loss) before income taxes as follows:

	December 31,	December 31,	December 31,
	2017	2016	2015
Loss before income taxes	$(5,166,207)	$(3,454,778)	$(1,406,738)
Statutory income tax rate	26.00%	26.00%	26.00%
Income tax (benefit) liability computed at statutory tax rate	(1,343,214)	(898,242)	(365,752)
Items not deductible for income tax purposes	(100,626)	114,580	174,859
Under/(over) provision of taxes in prior years	-	(824,607)	1,201,114
Change in timing differences	187,473	372,451	(447,394)
Impact on foreign exchange on tax assets and liabilities	117,313	162,359	133,131
Difference between Canadian and foreign taxes	(464,959)	(119,976)	-
Unused tax losses and tax offsets not recognized	1,431,580	(414,825)	418,224
Income tax expense (recovery)	(172,433)	(1,608,260)	1,114,182
Penalties and interest included in income tax expense	-	614,283	-
Texas margin tax and branch tax (recovery)	22,137	4,791	(10,094)
Income tax expense (recovery)	$(150,296)	$(989,186)	$1,104,088

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2017	2016	2015
Obligation to issue shares for
intangible assets (Note 8)	$131,527	$192,946	$-
Shares issued for intangible assets	$401,432	$-	$-
Intangible assets in accounts payable	$25,000	$-	$-
and accrued liabilities
Interest paid	$-	$1,040	$-
Income taxes paid	$-	$20,693	$817,774

	December 31,	December 31,
	2017	2016
Cash and Cash Equivalents is comprised of:
Cash	$411,223	$375,799
Guaranteed investment certificates	-	1,936,480

	$411,223	$2,312,279

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2017	2016	2015

Net loss for the year	$(5,015,911)	$(2,465,592)	$(2,510,826)
Basic weighted average number of common shares outstanding	46,848,053	46,215,861	45,779,903
Effect on dilutive securities:
Options	-	-	-
Warrants	-	-	-
Diluted weighted average number of common shares outstanding	46,848,053	46,215,861	45,779,903

Basic loss per share	$(0.11)	$(0.05)	$(0.05)
Diluted loss per share	$(0.11)	$(0.05)	$(0.05)

14.	SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	December 31,	December 31,	December 31,
	2017	2016	2015

Customer A	$2,934,404	$2,511,850	$8,555,088
Customer B	$896,965	$2,107,426	$2,045,215
Customer C	$-	$-	$3,196,253
Customer D	$-	$-	$1,959,883

All Customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of accounts owing.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended December 31, 2017, there were revenues from sales of the manway securement systems totalling $183,337 (2016 - $224,945).

15.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2017 amounted to $3,448,877 (2016 - $3,800,497; 2015 - $4,525,853).

16.	SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in the United States. The two business segments include the design, production and distribution of various proprietary pressure relief valves, and active suspension control system for off road vehicles. At December 31, 2017, long-term assets of $1,044,771 (2016 - $247,547) relates to the active suspension control system segment and the remaining balance relates to pressure relief valves segment. During the years ended December 31, 2017, 2016 and 2015 there was no revenue related to the active suspension control system.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

17.	SUBSEQUENT EVENTS

Subsequent to the year-end, the Company paid $25,000 and issued 250,000 shares to G&J Technologies for the third milestone payment of the G&J technology development agreement that was accrued at December 31, 2017 (Note 8).