Form 20-F/A
period 2017-12-31
KELSO TECHNOLOGIES INC
filed 2018-05-01
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the Securities and Exchange Commission on April 3, 2018 (the “2017 Form 20-F”), is being filed solely for the purposes of adding 99.6 and furnishing the Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

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

     Item 18.                 Financial Statements

See “Item 17. Financial Statements”.

     Item 19.                 Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2017(8)
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated January 1, 2017(8)
10.03	Professional Services Agreement with Anthony Andrukaitis dated January 1, 2017(8)
10.04	Stock Option Plan(1)
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Technology Development Agreement with G & J Technologies Inc.(6)
11	Code of Business Conduct and Ethics dated March 23, 2015(3)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01*	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2013(2)
99.2	Audited annual financial statements for the year ended December 31, 2014(4)
99.3	Audited annual financial statements for the year ended December 31, 2015(5)
99.4	Audited annual financial statements for the year ended December 31, 2016(7)
99.5	Audited annual financial statements for the year ended December 31, 2017(9)
99.6	XBRL Instance File
99.7	XBRL Schema File
99.8	XBRL Calculation File
99.9	XBRL Definition File
99.10	XBRL Label File
99.11	XBRL Presentation File

*Filed herewith

(1)	Incorporated by reference from the applicable exhibit to the Company’s registration statement on Form 20-F filed on August 29, 2013.
(2)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 31, 2014.
(3)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 26, 2015.
(4)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed on March 26, 2015.
(5)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed March 29, 2016.
(6)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed November 21, 2016.
(7)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed March 30, 2017.
(8)	Incorporated by reference from the applicable exhibit to the Company’s Form 20-F filed April 3, 2017.
(9)	Incorporated by reference from the applicable exhibit to the Company’s Form 6-K filed April 2, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2018

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 30, 2018

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