Form 20-F
period 2018-12-31
KELSO TECHNOLOGIES INC
filed 2019-04-01
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Not Applicable
(Translation of Registrant's name into English)

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
Suite 900 - 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C 3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Common Shares Without Par Value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Nil
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

47,170,086 common shares without par value outstanding on December 31, 2018.
There were no Class A non-cumulative preference shares outstanding on December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[  ] YES  [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[  ] YES  [X] NO

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
NOT APPLICABLE TO THE REGISRANT AT THIS TIME
[X] YES  [  ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of an "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[  ] ITEM 17  [  ] ITEM 18

- iii -

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[  ] YES  [X] NO

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Kelso Technologies Inc. is classified as an "Emerging Growth Company." Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company's auditor will not be required to attest to and report on management's assessment of the company's internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed US$1 billion, or if the company issues more than US$1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer. Emerging Growth Companies have less than $1,070,000,000 in annual gross revenues.

- i -

TABLE OF CONTENTS

- ii -

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso Technologies Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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

In this annual report, unless otherwise stated, all dollar amounts are expressed in United States dollars ("$"). The financial statements and summaries of financial information contained in this annual report are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), unless expressly stated otherwise.

As used in this annual report, Company means Kelso Technologies Inc. and the Company's wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) and KIQ X Industries Inc. (collectively the "Company").

PART I

Item 1.                  Identity of Directors, Senior Management and Advisers

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
James R. Bond Director, President and Chief Executive Officer

As President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing the Company's relations with the Company's legal advisers, regulatory authorities and the investment community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with the Company's corporate governance policies and standards.

Peter Hughes Director	As an independent director, Mr. Hughes supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Anthony ("Tony") Andrukaitis Director and Executive Vice President Business Development and Chief Operating Officer

As a director, Mr. Andrukaitis supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards. As Vice President Business Development and COO, Mr. Andrukaitis is responsible for the daily operations of the Company's plant in Bonham, Texas and will continue to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.

Phil Dyer Director and Audit Committee Member	As an independent director, Mr. Dyer supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.

Name and Office Held	Function
Edward Paul ("Paul") Cass Director and Audit Committee Member	As an independent director, Mr. Cass supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Director	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Jesse V. Crews Director and Audit Committee Member	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Richard Lee Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all financial aspects of the Company's business.

The business address for the Company is 13966 18B Avenue, Surrey, British Columbia, CanadaV4A 8J1.

Advisers

The Company's legal advisers are Clark Wilson LLP with a business address at #900 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

Auditors

The Company's current auditors are Smythe LLP, Chartered Professional Accountants, with a business address at #1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants were first appointed as the Company's auditors on November 23, 2006.

Item 2.                  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                  Key Information

A.      Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2018, 2017 and 2016 prepared in accordance with IFRS, as issued by the IASB. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 28 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2018 (audited) ($)	Year ended December 31, 2017 (audited) ($)	Year ended December 31, 2016 (audited) ($)
Revenues	12,716,596	6,062,778	8,077,143
Gross Profit	5,287,216	1,018,685	1,978,241
Net (Loss)/Income and Comprehensive (Loss)/Income	194,453	(5,015,911)	(2,465,592)
Basic and Diluted (Loss)/Earnings per Share	0.00	(0.11)	(0.05)

Statement of Financial Position Data	As at December 31, 2018 (audited) ($)	As at December 31, 2017 (audited) ($)	As at December 31, 2016 (audited) ($)
Assets	9,944,990	9,165,199	13,050,144
Current Liabilities	1,779,256	1,599,966	1,105,767
Shareholders' Equity/(Deficiency)	8,165,734	7,565,233	11,771,944
Common Shares	23,366,542	23,231,252	22,829,820
(Deficit)/Retained Earnings	(19,093,619)	(19,288,072)	(14,272,161)
Outstanding Common Shares	47,170,086	46,911,752	46,411,752

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

Due to the Company's size and the nature of the Company's activities, the Company will always be exposed to some business risks. This section discusses the material risks facing the Company.

The Company's operations and financial performance are subject to the normal risks applicable to railroad equipment supply companies and are subject to various factors which are beyond the Company's control. Risk areas include that the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors may exist that could cause actual results to be materially different than those anticipated by management. These may include that the Company may be unsuccessful in raising any additional capital for needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; customer orders that are placed may be cancelled; products may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the productive capacity of the Company may not be large enough to handle market demand. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.  These risk factors are described in more detail below.

Risks Relating to the Business

The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and may fail.

The success of the Company will be dependent on the Company's ability to successfully develop, qualify under current regulations, and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valve, one-bolt manway system, vacuum relief valve, PCH valve, PCL valve and bottom outlet valve.  The Company has patents pending for its Active Suspension Control System for commercial rugged terrain vehicles. If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

The Company may be unable to secure or maintain regulatory qualifications for its product.

The Association of American Railroads (the "AAR") has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR certification for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR certification.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenues.

The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.

Although the Company had a positive working capital position in the amount of $4,469,882 as at December 31, 2018, the Company may, from time to time, report a working capital deficit.  To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products, meet production schedules; execute delivery orders and continue its operations.

The Company has a limited operating history of earnings and may not be able to achieve its growth objectives.

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve the Company's growth objectives. There is no assurance that the Company will be able to successfully complete the Company's financing and development plans or operate profitably over the short or long term.

The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term. If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet the Company's ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

New commercial markets for the Company's products may not develop as quickly as anticipated or at all.

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Competition could affect the Company's ability to grow its revenues as projected.

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future.  Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

Customer orders that are placed may be cancelled or rescheduled.

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

The Company is dependent on a small number of tank car producers and leasing companies.

Although management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon the five key customers that comprise the railroad tank car manufacturers for a significant portion of its revenue.  In particular, the Company is dependent on four major US corporations and one Canadian corporation as customers.  Although customers have displayed a pattern of consistent product orders growth over the past 18 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner.  The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received.  The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future.  The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

Current products may not perform as well as expected.

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders.  Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

There may be a shortage of parts and raw materials.

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company's finished products.  There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the Company, its revenues and continued operations.

Production capacity may not be large enough to handle growth in market demand.

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is beyond projected levels.  The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand.  This may have a material negative impact on the Company's ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

The Company's product development efforts may not result in new qualified commercial products.

The Company's efforts to research and develop new products for the railroad industry and to develop applications for the Company's products in other industries, such as the trucking industry and an active suspension control system for integrated road-no-road applications on commercial outback vehicles may not result in commercially viable products or applications.  This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering.  Also, this may result in the Company's investment into such research and development being a loss.

The Company may face uninsurable or underinsured risks.

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  Of the above listed risks only an act of war is truly uninsurable.  The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.  Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.

Many of the materials used in the Company's products are common raw materials such as steel and rubber.  These raw materials can be subject to significant price fluctuations.  A steep rise in the price of such raw materials may have an adverse effect on the pricing of the Company's products and the Company's operating results.  As the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products accordingly.  However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

The success of the Company's business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees.  In particular, the Company relies on the expertise and experience of its Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc. and its subsidiaries Kelso Technologies (USA) Inc., KIQ Industries Inc., KIQ X Industries Inc. and Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.).  These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

The board of directors may change the Company's operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm the Company's business and results of operations, and the value of the Common Shares.

The Board has the authority to modify or waive certain of the Company's current operating policies and strategies without prior notice and without shareholder approval. The Company cannot predict the effect any changes to the Company's current operating policies and strategies would have on the Company's business, operating results and value of the Common Shares. However, such changes could have a material adverse effect on the Company's financial position or otherwise.

The Articles of the Company contain provisions indemnifying the Company's officers and directors against eligible penalties.

The Articles of the Company contain provisions with respect to the indemnification of the Company's officers and directors against all eligible penalties, being a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. An eligible proceeding means a legal proceeding or investigative action, whether current, pending, threatened or completed, in which a director, former director or alternate director of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company: is or may be joined as a party; or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Three of the Company's officers and directors are located in Canada therefore it may be difficult to enforce any United States judgment for claims brought against the Company's officers and directors.

The Company has been organized under the laws of the Province of British Columbia, Canada. Although the Company's assets are located in the United States, several of the Company's officers and directors are residents of Canada. While a cross border treaty exists between the United States and Canada relating to the enforcement of foreign judgments, the process of such is cumbersome and, in some cases, has prevented the enforcement of judgments. As a result, while actions may be brought in Canada, it may be impossible to affect service of process within the United States on the Company's officers and directors or to enforce against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit an original action in Canada or enforce in Canada a judgment of a United States court based on civil liability provisions of United States federal securities laws.

Risks Relating to the Common Shares

If the Company's business is unsuccessful, the Company's shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for the Company's expenses, liabilities or obligations beyond their total original capital contributions, should the Company suffer a deficiency in funds with which to meet the Company's obligations, the shareholders as a whole may lose their entire investment in the Company.

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

The Company is publicly traded on both the Toronto Stock Exchange and NYSE American. There is currently a limited market for the Common Shares and the Company can provide no assurance to investors that a liquid market will develop. If a market for the Common Shares does not develop, shareholders may not be able to resell the Common Shares that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company's market segment and changes in earnings estimates by analysts may cause the price of the Common Shares to fluctuate substantially.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities.

The Company's Articles currently authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares, of which 5,000,000 are designated as Series 1 Shares. If the Company is required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

As a foreign private issuer the Company will not be subject to U.S. proxy rules.

As a foreign private issuer, the Company will be exempt from the rules and regulations under the Securities Exchange Act of 1934 (United States) related to the furnishing and content of proxy statements.

Item 4.                  Information on the Company

A.      History and Development of the Company

The Company was incorporated as "Kelso Resources Ltd." pursuant to the Company Act (British Columbia) on March 16, 1987.  On July 21, 1994, the Company changed the Company's corporate name to "Kelso Technologies Inc.".  The Company is currently organized pursuant to the Business Corporations Act (British Columbia) ("BCBCA") which replaced the Company Act (British Columbia) in 2004.

The Company's registered office is located at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company's corporate head office is located at 13966 18B Avenue, Surrey, British Columbia V4A 8J1. The Company's head office telephone number is (250) 764-3618.

In February 2007, the Company replaced the Company's original Articles with new Articles to reflect the adoption of the BCBCA.  On May 13, 2010, the Company consolidated the Company's share capital on the basis of one new Common Share in the capital of the Company for seven old Common Shares. This consolidation was approved by a special resolution of the shareholders of the Company passed February 5, 2010. At the Company's annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include, among other things, advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

The Common Shares have been publicly traded on the Toronto Stock Exchange ("TSX") under the symbol "KLS" since May 22, 2014, prior to which the Common Shares traded on the TSX Venture Exchange ("TSXV").  The Common Shares have traded on the NYSE American ("NYSE American") under the symbol "KIQ" since October 14, 2014, prior to which the Common Shares traded on the U.S. OTCQX over the counter market ("OTCQX International") under the symbol "KEOSF".

The Company operates in conjunction with the Company's four wholly-owned subsidiaries Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KIQ X Industries Inc.  The Company owns 100% of the voting securities of each of the Company's subsidiaries. None of the subsidiaries has a class of restricted securities. KelsoTechnologies (USA) Inc. was incorporated on August 3, 2005 in the State of Nevada for potential use for operations in the United States. KIQ Industries Inc. was incorporated on October 7, 2014 in the State of Nevada for the purpose of working on the general development of new equipment concepts should they develop market interest.  Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) was incorporated on June 20, 2012 in the State of Nevada and is used as a structure to pursue the development of high-speed no-leak fuel loading technologies for locomotives.  KIQ X Industries Inc. was incorporated on December 12, 2017 in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company's automated safety suspension for outback terrain vehicles.

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

In 2017 Kelso began to transition its business into an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in various transportation applications.  Under the new strategic plan the Company now offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and a high performance suspension system for motor vehicles being used in rugged outback terrains.

The Company currently offers approximately 60 products. The key products that the Company offers include a series of 47 types of External Pressure Relief Values ("PRV") for pressure management; 4 types of One-Bolt Manway's ("OBM"); Bottom Outlet Valves ("BOV") and Vacuum Relief Valves ("VRV") that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. See "Key Products" below for a description of the Company's key products and "Markets" for the revenue generated from each key product. In addition to current product offerings, Kel-Flo Industries, the Company's wholly-owned product development enterprise, has been working on new products to add to the Company's catalogue by incorporating customer feedback into product development decisions.

The Company's unaudited revenues over the last eight quarters were as follows:$4,177,880 for the quarter ended December 31, 2018; $3,491,602 for the quarter ended September 30, 2018; $2,535,236 for the quarter ended June 30, 2018; $2,511,878 for the quarter ended March 31, 2018; $1,912,457 for the quarter ended December 31, 2017; $1,153,341 for the quarter ended September 30, 2017; $1,433,663 for the quarter ended June 30, 2017; and$1,563,317 for the quarter ended March 31, 2017.  The Company's net income (loss) over the last eight quarters were as follows: $374,790for the quarter ended December 31, 2018; $261,717 for the quarter ended September 30, 2018; $(162,911) for the quarter ended June 30, 2018; $(279,143) for the quarter ended March 31, 2018; $(2,212,407) for the quarter ended December 31, 2017; $(1,380,495) for the quarter ended September 30, 2017; $(897,513) for the quarter ended June 30, 2017; and $(525,496) for the quarter ended March 31, 2017.

The Company believes that it continues to build a quality brand in the railroad industry based on the Company's reputation to create, develop, engineer and reliably supply technology and product solutions that address the demanding technology criteria of the Company's railroad customers. The Company brings new technology to the railroad industry which has historically been slow to adopt change. Specifically, the Company designs products that are aimed at reducing the risks associated with transport of non-hazardous and HAZMAT commodities in the railroad industry, and the Company attempts to solve problems that have been persistent in the railroad market for years. For example, the Company's BOV design is a response to numerous industry requests to develop a better bottom outlet valve, and the Company believes the Company's BOV design is an improvement on the standard bottom outlet valves. When the Company announced the Company's BOV design, several companies volunteered to do the service trial.

In the past four years, the Company believes that it has successfully gained the railroad industry's confidence, approval and their willingness to adopt the Company's products as evidenced by increased revenues from sales and by AAR approvals and certifications for the Company's products.  There is no guarantee that the Company's customers who have inquired about BOV products or that the companies who have volunteered to do the BOV service trials will purchase the Company's BOV products in the future.

The Company's roots and reputation are in rail tank car technologies and the Company has established a solid foundation for corporate growth strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers.  New markets were initiated in 2017 and continue to include technologies for truck tankers, fuel loading technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and rugged outback terrain suspension technologies for vehicles in commercial industries, homeland security and leisure applications.

The key to future profitability will be the introduction and development of broader range of new products and marketplaces.  For the past several years the Company has actively developed new product offerings.  The Company's new products initiatives do not require lengthy demanding regulatory approvals and the design and production process to sales and distribution is much quicker. Target markets include specialized truck tanker equipment, military products, fuel loading systems, rail wheel cleaning systems, emergency response kits for first responders and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in recreational and commercial operations.  Most products are near completion and being readied for market introduction and distribution.

The following chart shows anticipated new revenue streams.

STRATEGIC PLAN

2017 New Revenue Markets	Regulatory CERTIFICATION	2018 DIVERSIFICATION
Rail Tank Cars		Rail Tank Cars
Pressure Relief Valves	✔	Pressure Relief Valves
One-Bolt Manway	✔	One-Bolt Manway
Vacuum Relief Valve	✔	Vacuum Relief Valve
Bottom Outlet Valve	Pending	Bottom Outlet Valve
Angle Valve	Pending	Angle Valve
Miscellaneous	✔	Miscellaneous
Truck Tankers
N/A	N/A	PRV/VRV Valve
N/A	N/A	One-Bolt Manway
Rail Operations Technology
N/A	N/A	Rail Wheel Cleaner
N/A	N/A	Fuel Loading System
Emergency Response Kit	N/A	Emergency Response Kit
Truck Technologies
N/A	N/A	ASCS Suspension Systems
N/A	N/A	Military Technologies

Three Year History

2016

On January 15, 2016 the Company successfully renewed the Company's M1003 manufacturing status under AAR policies and guidelines which is valid until 2019.  In accordance with the M1003 regulations the AAR conducts a full manufacturing audit annually in order to maintain the M1003 manufacturing status which is a requirement for all tank car valve manufacturers. The AAR conducted the audit of the Company's Bonham, Texas facility from January 5 & 6, 2016.  The audit was completed with no adverse findings and continuation of the Company's M1003 approval has been recommended by the lead auditor.  In addition to the AAR review the Company's M1003 system has been audited by a number of key customers who have approved the Company's M1003 program as compliant with their own M1003 requirements.  Achieving M1003 approval is indicative of the Company's commitment to American-made high quality products.  This includes product warranties and service that surpass all industry requirements.

In February 2016, the Company completed the development of the Company's new rail tank car bottom outlet valve ("BOV") featuring ceramic components that are designed to increase valve life and reliability.  The Company received the approval from the AAR for field service trials of this unique BOV design.  Most general service tank rail tank cars carrying non-hazardous and hazardous commodities including crude oil and ethanol are equipped with a bottom outlet valve through which the tank car is emptied.  Current BOV designs utilizing stainless steel components have well-known shortcomings specifically in transport services where the commodity is abrasive or has corrosive characteristics that are detrimental to the materials from which the BOV is made.

On March 1, 2016 Tony Andrukaitis was appointed the Chief Operating Officer ("COO") of the Company and Mr. Neil Gambow became the Managing Director of Corporate Development.

On April 4, 2016 the Company entered into a products distribution agreement with Metal Goods Manufacturing Company, Inc. ("MGM"), headquartered in Bartlesville, Oklahoma. MGM, established in 1938, designs and manufactures check valves, fittings, magnetic gauging devices and control valves used in the rail, pipeline and natural gas industries.

On June 2, 2016 Mr. Paul Cass was elected as a Director of the Company at the Company's Annual General Meeting held in Vancouver, B.C. Mr. William Troy did not stand for re-election.

In July 2016 the Company successfully completed initial commercial testing of the Company's new emergency response kit known as the Kelso ERK ("ERK").  This specialized equipment is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car's valve assembly or the Company's connections located on the top of the tank car.  The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials. The ERK meets the design requirements of many first responder stakeholders in North America.

On August 3, 2016 Mr. John O'Neill resigned from the Board.

On August 10, 2016 Ms. Laura Roach was appointed to the Board.

On September 13, 2016 the Company was granted a United States Patent 9,441,749 for the Company's VRV.  The patent took approximately two years to process and will remain in effect for the next seventeen years.  The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car.  The development of the Company's VRV design has been driven by customers' concerns and demands for a better performing VRV due to high failure rates of current products in the market today.

On November 10, 2016 the Company entered an exclusive Technology Development Agreement (the "GJ Agreement") with G & J Technologies Inc. ("G & J"), a private company incorporated in the Province of British Columbia.  The G&J Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance outback terrain vehicles ("OTVS").  The G&J Agreement gives the Company the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of OTVS.

The Agreement gives the Company the right to patent, market, manufacture, distribute and license all specialized technologies covered under the G&J Agreement.  The Company plans to utilize these technologies to create OTVS suspension components that can generate new revenue streams from a non railroad marketplace.

2017

Mr. Neil Gambow resigned as a Director and Chief Technology Officer of the Company effective February 2, 2017.

On February 8, 2017, the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS").  The ASCS patent applications owned by Kelso cover numerous new technologies. The Company anticipates filing further patent applications relating to the ASCS technology as the Company continues to develop and improve the ASCS technology.  With the ASCS patent applications, the Company seeks proprietary rights protection to allow for the development of the Company's business of converting existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles ("ETVS").  The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles.  Vehicles featuring the Company's proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

In accordance with M1003 manufacturing status policies and guidelines the AAR conducted the audit of the Company's Bonham, Texas facility from January 16 - 18, 2017.  This audit is required to maintain M1003 certification which is a requirement for all tank car valve manufacturers.  The audit was completed with no adverse findings and continuation of the Company's M1003 approval has been recommended by the lead auditor.  In addition to the AAR review the Company's M1003 system has been audited by a number of key customers who have approved the Company's M1003 program as compliant with their own M1003 requirements.  Achieving M1003 approval is indicative of the Company's commitment to American-made high quality products.  This includes product warranties and service that surpass all industry requirements.

In April 2017, the Company completed the development of a package of specialized equipment ("KIT") for rail pressure cars that transport Liquefied Petroleum Gases such as propane and butane and Natural Gas Liquid Chemicals such as hydrogen fluoride.

The KIT included the Company's new patented (Patent No. 9,568,146 B1 expiring 2034) high-flow pressure car pressure relief valve ("PCH"), unique 2-inch angle valve ("AV") combined with the Company's high quality check valve, needle valve, thermo-well and magnetic gauging device.  This high value product package increased the Company's technology footprint in rail tank technology.  The Company's pressure car kit allows Kelso to participate in all of the Company's market targets in the rail tank car industry with the exception of inhalation risk commodities such as chlorine which remain beyond the Company's risk/reward interests. The PCH features the Company's proprietary constant force spring technology with a low-profile design that is mounted externally to the tank where it is protected from the commodity.  The Company's innovative AV is an-easy-to use valve milled from a single piece of high quality fabricated steel (not cast) that eliminates porosity weakness.  The Association of American Railroads approved both the PPRV and AV for service field trials which can take up to two years for final approval.

In May 2017, the Company successfully completed a full-scale proof-of-patents outback terrain vehicle prototype known as Big Red.  The Big Red prototype featured a Ford F150 truck that was converted with the seven new patents (pending) that have been articulated into one functional vehicle.

On June 6, 2017, the Company has entered an Agreement with a Class I railroad to establish a beta test site for the Company's new rail Wheel Cleaning System ("WCS").  The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities.  The Agreement allows Kelso to test and evaluate the performance of the WCS in actual rail yard operations.  This was a key prerequisite event that is expected to lead to full commercial sales of the WCS.

On September 12, 2017, the Company obtained the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®.  The agreement covers the North American markets for a two-year period with an option for one additional year.  Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives and mining equipment.  They offer a low-cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets.  They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling.  Hydrau-Flo® offers excellent wear resistance with proven increases in productivity.  It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

In December 2017, the Company completed the design and implementation of the second generation of its Active Suspension Control System ("ASCS") prototype.  The Company also successfully outfitted a 2017 Ford F150 production prototype (Prototype) with the ASCS.  The Prototype featured the Company's suspension-related patents (pending) that have been designed to provide heavy duty performance capability in rugged outback terrains as well as standard road conditions.

Implementation of Kelso's business infrastructure and plans for the ASCS project has commenced.  The ASCS division of Kelso operates under the Company's wholly owned British Columbia subsidiary KIQ X Industries Inc., ("KIQX") located in Kelowna, BC, Canada.  ASCS equipment will be marketed under the trade name Kelso KIQ X Gear™.  All requirements of commercial production including sub-contracted facilities & equipment, supply chain and engineering are expected to be completed on or before the end of February 2018.

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

2018

On February 15, 2018 the Company's commercial testing of the Company's rail WCS was completed.  The WCS is designed for rail wheel cleaning operations to facilitate speed retardation in railroad hump yards and industrial shipping facilities.

The Company's WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in cooperation with Class I railroads.  It addresses the problematic issue of railcar wheels "caking" with various commodities during operations.  Another key feature of the WCS is that it improves the effectiveness of speed retarders to reduce the number of over speed incidents in train assembly operations.  The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock.  Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

On April 17, 2018 Mr. Jesse V. Crews was appointed to the board of the Company as an independent director.

In May 2018 Kelso had substantially completed its engineering designs for its second production vehicle prototype featuring its proprietary ASCS.  Effective June 1, 2018 the Company secured a leased 3,400 square foot business facility in Kelowna, BC, Canada with the goal to operate administration, marketing, driver education, spare parts, repairs and maintenance, sales, distribution and product development.  For convenience the premise is located several blocks from our sub-contracted production facilities.  Production tooling and beginning to engage supply chain administration for conversion of multiple vehicles that will be available to the market.

The ASCS has been developed with emphasis on providing distinct advantages to customers in terms of better safety characteristics and more effective operational capabilities while mitigating the impact of human error and environmental damage in outback operations.  The ASCS is ideal for customers who need to traverse rough outback terrain in a wheeled vehicle for the purpose of reaching remote destinations with multiple passengers and maximum payload.  Although designed for commercial use it is well suited for both industry and leisure markets.

A key design dynamic is safety with minimal environmental impact.  The engineering incorporated in our ASCS is based on thirty years of research and experience and over 24 custom vehicle builds.  The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles.  At just under 2 pounds PSI (humans range from 5 to 9 pounds PSI) the ASCS equipped vehicle will have minimum environmental impact on outback operations due to the distribution of the overall weight of the vehicle.

The advantage of the ASCS is its ability to adjust the center-of-gravity of the vehicle during operations with its proprietary automated gyroscopic controlled air suspension.  This ensures that the driver, passengers and payload remain in as safe, stable and level position as possible when driving in difficult rugged outback terrains including flooded areas.  The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Production tooling and supply chain was initiated in the second half of 2018.  Production Prototype No. 3 was commenced and completed in late 2018. The No. 3 prototype is currently being tested in road-no-road rugged terrain environments.

Subsequent to Year Ended December 31, 2018

On January 15, 2019 Kelso received its M-1003 certification from the AAR after completion of a detailed audit which resulted in no findings.  The certification is in effect until January 15, 2022.

In mid-February 2019, the Company announced that its new vacuum relief valve ("VRV") had successfully completed the required two-year field service trial and that the Association of American Railroads approved the VRV for full commercial use. During the past two years of service trial, customers showed strong support and expressed bona fide interest in adopting the Company's VRV along with their current demand for the Company's pressure relief valves. Shipping of the VRV to customers can commence within two weeks of a customer's order.

Capital Expenditures

The Company has no material capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of the Company's common shares during the Company's last financial year or current financial year.

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

The Company currently offers approximately 60 products.  Key products include 47 types of PRV for pressure management; 4 types of OBM, BOV and VRV that address the technical requirements of loading, transport and unloading operations for the containment of non-hazardous and hazardous commodities during transport.  These products are proprietary and patent protected and designed for use on applications on railroad tank cars, but can be modified for use in other markets such as trucking. See "Risk Factors - Risks Relating to the Business" for additional information on patents for the Company's product. See "Key Products" below for a description of the Company's key products. In addition to current product offerings, Kel-Flo Industries Inc., the Company's wholly-owned product development enterprise, receives feedback from key customers on new products to add to the Company's catalogue and considers, and where appropriate incorporates, this customer feedback into product development decisions.  The Company does not have any agreements with the Company's customers in this regard.

The Company's management has expanded the Company's business plans in 2016 to include non-tank car related equipment, engineering and troubleshooting services and ancillary non-proprietary production services.  Product development activities are focusing on the creation of innovative engineered solutions for a wide range of applications in all transportation markets.

The Company continues to build a quality brand in the railroad industry based on the Company's reputation to create, develop, engineer and reliably supply "best technology" product solutions that address the demanding technology criteria of the Company's railroad customers. In less than three years, the Company has successfully gained the railroad industry's confidence, approval and their willingness to adopt the Company's products.

The Common Shares are publicly traded on the TSX under the trading symbol "KLS" and on the NYSE American under the trading symbol "KIQ".

The Company operates in conjunction with the Company's four wholly-owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative), KIQ X Industries Inc. and KIQ Industries Inc.  Kel-Flo focuses on engineering industrial designs and distribution plans for the Company's products for applications in the roadway trucking and trailer market.  KIQ Industries Inc. is working on the development of several new specialty products. KIQ X is working on developing the ASCS.

Markets

The Company's principal markets are the United States and Canada.  The Company distributes the Company's products directly to the Company's customers from the Company's production facilities in Bonham, Texas.

The Company's key products are the BOV, VRV, OBM and PRV.  Each of these key products is at the commercial production stage. The Company continues to work on the development of new products and on finding new markets for existing products such as applications in the commercial trucking industry.

The Company's total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited)	Key Product			Geographic Jurisdiction
		Other (unaudited)	OBM (unaudited)	PRV (unaudited)	United States (unaudited)	Canada (unaudited)
December 31, 2016	$8,077,143	$299,874 (3.7%)	$227,103 (2.8%)	$7,550,166 (93.5%)	$8,059,293 (99.8%)	$17,850 (0.002%)
December 31, 2017	$6,062,778	$452,709 (7.5%)	$182,667 (3.0%)	$5,427,402 (89.5%)	$6,062,778 (100.0%)	Nil
December 31, 2018	$12,716,596	$370,971 (2.9%)	$13,301 (0.1%)	$12,332,324 (97.0%)	$12,716,596 (100%)	Nil

Business Model

The business model of the Company is focused on the industrial design and engineering development of qualified commercial products based on the Company's patents, proprietary rights, expertise and specific technology adoption criteria established by the Company's clientele. The resulting products are marketed, produced and distributed to the Company's OEM, repair and retrofit customers in the railroad industry.

The Company's primary goal is to build large profitable revenue streams from the Company's products. Management plans to reinvest profits into the expansion of the Company's business to grow earnings to levels that maintain financial health without further external funding; improve returns on investment; allow for the payment of dividends; and allow the corporate value to increase on behalf of the Company's shareholders. However, there is no guarantee that the Company will be successful in achieving these goals.

New additions to the M-1002 and Federal Regulations (CFR 49) in the USA as well as Transport Canada regulations have been mostly driven by need to improve safety, protect the environment from accidental spills. The recent tragic accident~~s~~ at Lac Mégantic, Quebec and other incidents in several locations in Canada and the US have further driven regulations to improve safety all around as evidenced by the new regulations issued by Transport Canada and PHMSA in May 2015.

These new regulations are the final rules covering construction requirements for tank cars carrying flammable commodities (DOT 117), timetables for phase-out of tank cars not meeting the new rules and management of high-hazard trains. The Company believes that these new rules provide opportunity for the company as new cars are built to replace older cars and some older cars are retrofitted to meet the new rules.  These new rules were influenced by the AAR Tank Car Committee who convenes many task groups to address tank car safety and use.  Kelso is active in those task groups that may have an impact on existing or planned Kelso products.

The Company believes the key components of the Company's business model include:

  experienced executive management, including directors and officers with many years of business experience as described under "Directors and Senior Management";
  focused strategic plans that are achievable, flexible and sustainable;
  access to development capital through reputable public company governance;
  corporate branding as a reliable supplier of high-quality railroad equipment;
  exceptional customer service;
  industrial engineering capability for product solutions based on customers' specific criteria;
  growth of a "next generation" equipment catalogue through in-house product development that moves away from historical products to significantly different technology;
  acquisition of new or established products that can grow new markets under the Company's management;
  marketing initiatives that promote awareness of the Company's products being "best available technology" as evidenced by increasing revenue from sales of the Company's products and adoption rates for the Company's products in the marketplace;
  reliable loyal customers to fuel predictable profitable business growth; and
  production infrastructure and capacity designed to supply demand.

Although still a small enterprise, the Company believes that it remains at the forefront of technology development for the railroad industry as it has successfully developed new products which are designed to address current industry and customer demand and which replace products that are based on technology which was developed in some cases over 80 years ago. The Company's business model is focused on becoming a leader in the design and supply of new technologies aimed at safe operational effectiveness and economic efficiencies in transportation systems.

Key Products

The Company currently offers approximately 60 products.  The key products that the Company offers, as summarized below, include a series of 47 types of PRVs for pressure management; 4 models of the OBM manway securement system, a Bottom Outlet Valve ("BOV"), and a Vacuum Relief Valve ("VRV"); these products address the technical requirements of load and unload operations and the containment of hazardous commodities during transport.  Products are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for the Company's PRV, OBM, BOV and VRV products.  See "Risk Factors - Risks Relating to the Business".

Rail Tank Car External Constant Force Spring Pressure Relief Valves ("PRV") (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of PRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities.  The Company currently offers 47 versions of the PRV in its product line, including a number of high-performance PRV products.  As required all PRV products have received AAR approval based on service trials and physical testing.  The Company believes that its series of PRV products are "best available technology" products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High "barrier to entry" for competitors due to the Company's patent rights and the years of testing required by the AAR to gain regulatory approvals.
  Only fabricated parts are used, so there are none of the problems associated with using castings.

  The leader in bringing an external, low-profile high flow valve to market which limits exposure to chemicals or other corrosive commodities transported in the tank car.
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

Rail Tank Car One-Bolt Manway (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers.  The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers' adoption of the OBM are compelling.  They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.
  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.
  Eliminates relaxation of gaskets under eye-bolt location.
  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique - a violation subject to regulatory fines in excess of $5,000 per incident.
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

OBM Adapter Plate (patented)

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

Vacuum Relief Valve ("VRV") (patented)

The VRV is a patented low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car.  The development of the Company's patented VRV has been driven by customers' demand for a better performing VRV due to high failure rates of current products in use in the market today.

The Company's new innovative VRV design features the Company's patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015.  In February 2019, the AAR has certified Kelso's VRV design for full commercial utilization.

Bottom Outlet Valve ("BOV") (patented)

The Company's patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank.  The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved.  They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of the Company's patented BOV has been driven by customers' demand for a better performing BOV due to chronic performance problems with current products in use in the market today.  The Company's new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper.  The Company's BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle.  The AAR has approved Kelso's BOV design for commercial field trial testing that is ongoing.

Emergency Response Kit ("ERK") - First Responder Equipment

Kelso's ERK is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car's valve assembly or its connections located on the top of the tank car.  The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company.  It has numerous advantages for its users over current competitive designs:

  Compact - the Kelso ERK fits in one container which is a reduction from the three containers currently used.  The ERK takes up less space on emergency response vehicles and allows handling by one person.

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

The specialized products include a pressure/vacuum relief valve ("TPVR") and a one-bolt manway ("TOBM").  These new products are based on the Company's patents that are utilized in rail tank car applications and meet DOT 407 49 CFR 178.345 regulations.

On July 10, 2017 the TPVR and TOBM were installed on a truck tanker for assessment testing by the Company's industrial technology partner.  This testing is not a required regulatory field trial as in rail regulations, but rather a customer review for suitability.  The Company has commenced marketing and sales initiatives.

Active Suspension Control System for Combined Road-No-Road Vehicles (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS").  The ASCS patent application is owned by Kelso and covers numerous new technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

Kelso seeks proprietary rights protection to allow for the development of the Company's business of outfitting commercial industry and leisure based motor vehicles with the ASCS system.  This allows Kelso to market specialized, high-performance rugged sloped outback terrain vehicles for recreational and commercial operations in difficult road and no-road operations.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles.  Converted vehicles feature a "spider" like independent suspension that keeps the vehicle stable and level through its proprietary gyroscopic technology.  In road-mode it looks like a standard vehicle with very large wheels and when in no-road mode it can provide a 20 inch lift capability creating approximately 30 plus inch ground clearance.  The technology allows the vehicle to stay level and stable in any operational environment.

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

The ASCS business operates under the Company's wholly owned subsidiary KIQ X Industries Inc that is incorporated under the laws of the Province of British, Columbia, Canada.  Research and development, marketing and subcontracted production operations are located in Kelowna, British Columbia, Canada.

Production prototype "002X" utilizing the ASCS technology on a 2018 Ford F150 is complete and road and off-road testing and marketing has commenced.  Production tooling and supply chain and marketing initiatives have commenced and are ongoing.  New commercial markets are expected to be derived from customers requiring heavy duty ASCS performance in agriculture, ranching, search & rescue, snow management, railroad, homeland security, police & border patrol, first responders, mining, forestry, and oil, gas and electric transmission applications.

Wheel Cleaning System ("WCS") for Rail Cars (patents pending)

The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities.  The Company's WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co-operation with Class I railroads.

It addresses the problematic issue of railcar wheels "caking" with various commodities during operations.  The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock.  Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

The Company's standard 46-foot WCS is a unique modular design that can be transported to site and installed.  The Company's basic system is mechanical and does not require any external power supply.  It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off.

Fuel Loading Systems (Hydrau-Flo®) for Locomotives, Marine and Military Applications

Hydrau-Flo® represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for the Company's railroad customers.  Company holds the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®.  The agreement covers the North American markets for a two year period with an option for one additional year.  Kelso will concentrate on railroad, military and marine applications.

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

In the Company's North American railroad market there are over 23,000 locomotives in service today representing a market size in excess of $200 million.  As part of the Company's market feasibility analysis over the past eight months the Company has successfully retrofitted a locomotive at a fueling center in approximately one hour and then fueled at high speed with no fuel leaks demonstrating a significant value proposition for railroad customers.

Management is very encouraged by the Hydrau-Flo® opportunity and expects new revenue streams to be generated from these products in 2019.

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

ASCS subcontracted production operations are located in Kelowna, British Columbia, Canada.  The Company has a production goal of up to 360 vehicles per year once production tooling is complete and supply chains can be established.

Location to supply chains and customers is a critical factor in the Company's production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company's main customers. The Company controls assembly, testing, certification and shipping processes for the Company's products. Production output can be scaled upwards when required with minimal investment.

The Company's policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. The Company believes that fabricated components of the Company's products are being sourced from expert certified suppliers because AAR regulations require the Company to certify that each major supplier meets the Company's QA requirements which are driven by M-1002 and M-1003.  This is a matter of record as the Company must have an AAR B1 form on file showing the supplier is approved by the Company.

The Company requires that the suppliers have current equipment and that the suppliers' employees have proper training certifications, including certifications for welding.  Having a current AAR Form B1 for each major supplier is an audit item for the Company's M-1003 certification.  Suppliers of major metal components must provide mill certificates per AAR M-1003 for the materials proving they are sourced from US or Canadian suppliers or other locations approved by the Company.  The Company believes that by using certified suppliers, the Company minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise, which in turn reduces the Company's financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company's production strategy as is the plant location relative to customers to reduce distribution costs. The Company believes it has engaged individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company's internal audit requirements require that individuals performing critical operations for component parts must have demonstrated a minimum of five years' experience with similar production procedures.

Marketing

The Company's marketing professionals work directly with users of the Company's products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for the Company's products. The largest is the rail tank car manufacturers, or OEMs, that produce new tank cars. The other is the railroad retrofit and repair market. Management has established key strategic relationships with the Federal Railroad Administration of the United States ("FRA") and Transport Canada. The Company is a member of the AAR, the Canadian Association of Railway Suppliers and Railway Supply Institute ("RSI").  Management has established key strategic relationships with other influential members of the railroad community including the FRA and Pipeline and Hazardous Materials Safety Administration ("PHMSA"). These key strategic relationships have resulted in the Company coordinating the Company's actions with FRA and working with the FRA to ensure the Company's products meet regulations and provide better technology. The Company believes that it is well connected to the Safety and HAZMAT sections of the Class I railroads, such as BNSF Railway, Union Pacific Railroad, Canadian National Railway, CSX and Canadian Pacific Railway, by virtue of the Company meeting with the Safety and HAZMAT security representatives for the Class I railroads.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

The Company believes that the Company's marketing initiatives deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months.

Research and Development

A key cornerstone of the Company's ability to sustain business growth lies in the Company's ability to create new commercial products. The Company's research, development and engineering initiatives are conducted through Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.). Kel-Flo Industries Inc. is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road. Kel-Flo Industries Inc. works closely with non-hazardous and HAZMAT commodities stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years.  Testing and development costs are not material. However, there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company's pressure relief valve for high-pressure tank cars designed to carry liquefied compressed gas is in the filing process of mandated AAR regulatory service trials.  The Company's BOV is currently in field service trials.  See "Business Overview".

Specialized Skill and Knowledge

The Company relies on the specialized skills of management, employees and consultants in the areas of product development and assembly, business development and public company management.  In particular, the Company believes that it has engaged individuals with extensive production expertise and railroad industry experience with the overall goal of attaining economic, effective and efficient assembly operations. The Company believes it has engaged individuals with extensive production expertise because the Company's internal hiring standards require that individuals performing critical operations for component parts must have demonstrated a minimum of five years' experience with similar production operations. The Company has a management team with extensive experience managing public companies.  See "Directors, Senior Management and Employees".  The loss of any of these individuals could have an adverse effect on the Company. See "Risk Factors".

Competitive Conditions

The Company is an innovator in the design and supply of railroad service equipment and uses patented technology to develop proprietary commercial products. As at the date of this filing, the Company's main competitors are Midland Manufacturing, Jamesbury, and Union Tank Car Company. The Company believes the Company's PRV product line has advantages over the competitors' internal and external pressure valve products offered by competitors as described under "Key Products".  ESI Inc., an independent firm based in Aurora, Illinois, which reviewed the Company's OBM against competitive products determined that the Company's OBM was the best available manway in the Company's report dated May 6, 2013 titled "Hazard Analysis Kelso Technologies Klincher® Manway". Competitive products may be forthcoming in the future but could be conditional based on their designs and may have to undergo lengthy service trials and applications to gain regulatory approvals from the AAR. This process could take two to three years to achieve, giving the Company a significant advantage.  The Company holds patent rights to certain of the Company's products and technologies. The Company takes the Company's patent rights seriously and intends to vigorously defend any infringements on the Company's patents.

The ability of the Company to compete for and acquire production contracts for the Company's products in the future will depend on a number of factors, including the Company's ability to continue to offer best available technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Raw Materials/Components

The Company has three to five suppliers in the United States for each component part of the Company's products, and sources parts directly from these suppliers based on the suppliers' ability to satisfy the purchase order within the specified timeframe. The Company assembles the components at the Company's production facilities in Bonham, Texas to develop the Company's finished products which are then shipped directly to the Company's customers. The parts used to assemble the Company's products are generally available from a variety of suppliers at prices which are within the Company's budget for such parts.  Most materials used to assemble the Company's products are commodity raw materials such as steel and rubber. These materials are subject to price fluctuations which the Company believes have historically been modest based on commodity prices for these materials. As Company does not have any long term contracts with the Company's suppliers, it is able to mitigate the effects of such price fluctuations by adjusting product pricing based on the price of commodity raw materials at the time a purchase order is placed. See "Risk Factors" for a discussion of the risk factors associated with price fluctuation for raw materials.

Intangible Properties

The Company's intangible property, particularly the Company's intellectual property rights, plays an important role in securing the Company's competitive advantage. The Company held the patent for the Company's PRV technology Patent 5,855,225 which expired January 29, 2016.  The Company holds the patents for the Company's PRV Patent No. 9,568,146 B1 issued February 14, 2017 and for the Company's OBM Patent 7,104,722 B2 which expires in 2023 and has a trademark for the Company's Kelso Klincher® Manway (Registration Number 4,282,652).  The Company holds the patent for the Company's ceramic BOV Patent 9470320 issued on January 13, 2016. The Company also holds the patent for the Company's VRV, Patent 9,441,749expiring in 2033.  On February 8, 2017the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS") and continued patent work and international patent applications were filed on February 3, 2018.

These patents and trademarks are critical to the Company's success as they provide a significant advantage to the Company over the Company's competitors. See "Risk Factors" for a discussion of risk factors relating to the Company's intellectual property and competition.

Seasonality/Cycles

The cyclical nature of the Company's business reflects the cyclical nature of the tank car industry.  Historically, uptrend cycles can last up to 3 to 5 years, followed by reduced building activity for 3 to 5 years as inventories of new cars are worked into the fleet.

Economic Dependence

The Company's business is dependent on the Company's ability to create, produce and distribute the Company's unique proprietary products such as the Company's patented pressure relief valves, one-bolt manway, vacuum relief valves and bottom outlet valves.  See "Material Contracts".

Although the Company is optimistic about the Company's future as a railroad equipment supplier, the Company is dependent upon a limited number of customers for a significant portion of the Company's revenue. The Company does not have any formal agreements for long term, large-scale purchase orders from the Company's existing customers; however, the Company believes that it maintains good relationships with the Company's customers to maintain the Company's status as a preferred supplier of PRV, OBM, VRV and BOV.

The Company currently services all five of the OEM producers of rail tank cars. Purchase orders from these and other customers continue to be submitted to the Company for the Company's products. The Company's purchase orders are subject to the general terms and conditions imposed by the Company. The general terms and conditions provide that all payments from customers are due and payable 30 days from the date of invoice. Orders in process are subject to cancellation charges as determined by the Company.

In an attempt to reduce its economic dependence on a limited number of customers, the Company is introducing new products for sale in the trucking, military and consumer industries, as described elsewhere in this document.

Employees

As at December 31, 2018, the Company had 40 employees (December 31, 2017 - 40 employees), including employees of the Company's subsidiaries. The largest group of employees works at the Company's production facilities in Bonham, Texas and the remainder work in British Columbia.

Reorganizations

In April 2010, the Company completed a reorganization of the Company's management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of the Company's Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of non-hazardous and HAZMAT commodities as well as rail safety. The primary regulatory body in the United States for the railroad transportation industry is U.S. Department of Transportation and the Federal Railroad Administration, PHMSA and in Canada is Transport Canada. The Company endeavours to develop all of the Company's products and operate the Company's business in compliance with all applicable government regulations and testing requirements. The Company certifies the Company's products on an ongoing basis in accordance with AAR guidelines and government regulations.

C.      Organizational Structure

The Company has four wholly-owned subsidiaries, Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) and KIQ X Industries Inc. Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries. No subsidiary has a class of restricted securities. See "Information on the Company - History and Development of the Company".

D.      Property, Plants and Equipment

The Company currently operates two facilities totaling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.See "Business Overview" for additional information regarding the Company's facilities, including a discussion of the productive capacity and extent of utilization of the Company's facilities and products produced.  To the best of the Company's knowledge, there are no environmental issues that may affect the Company's utilization of the Company's assets.

As at December 31, 2018, the total carrying value for the Company's property, plant and equipment was $3,087,893 (December 31, 2017: $2,991,546), the breakdown of which is as follows: land - $12,558 (December 31, 2017: $12,588), buildings - $2,439,784 (December, 2017: $2,545,864), leasehold improvements - $8,093 (December 31, 2017: $10,791), production equipment - $288,991 (December 31, 2017: $385,318), vehicles - $Nil (December 31, 2017:$37,015) and prototypes $338,467 (December 31, 2017: $Nil).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5.                  Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2018 ("Fiscal 2018"), December 31, 2017 ("Fiscal 2017") and December 31, 2016 ("Fiscal 2016") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2018, Fiscal 2017 and Fiscal 2016 (collectively, the "Reported Periods") were prepared in accordance IFRS as issued by the IASB.

Revenues have been: Fiscal 2016 $8,077,143, Fiscal 2017 $6,062,778 and Fiscal 2018 $12,716,596. At the same time the gross profit margins have been: 24.5% for Fiscal 2016, 16.8% for Fiscal 2017 and 41.6% for Fiscal 2018. Revenue for 2018 rose due to increased demand for crude oil tank cars due to the rebound in crude oil prices. At the same time our gross margin increased to 41.6% due to the use of components previously written down and management procuring better terms from suppliers.  Revenues for Fiscal 2016 and 2017 decreased due to a significant drop in oil prices which in turn lessened demand for crude oil tank cars. The deep recession in rail tank car production continued to batter financial results throughout 2017 and in 2018 operations saw a reversal of the 2017 trend and demand for Kelso products has risen steadily throughout 2018. The profit margin continued to decline in Fiscal 2016 and Fiscal 2017 due to the rail market being very slow and competitive the Company was required to adjust selling prices to attract business.  In addition, in 2017 the Company wrote-off $470,654 of obsolete inventory to cost of goods sold. Without that write-off the gross profit margin for 2017 would have been 24.6%.  The Company's administrative costs were $431,336 per month for Fiscal 2016, declined to $450,855 per month for Fiscal 2017 and $380,549 for Fiscal 2018 (excluding share-based expenses and bad debts). Administrative costs have declined significantly between 2017 and 2018 due to management's efforts to conserve capital having experienced the down markets of 2017 and 2016.

See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A.      Operating Results

The financial results for the Reported Periods are indicative of an industrial railroad equipment supply company showing the effects of a volatile railroad industry. The growth and declines in revenues, corresponding expenses and resulting earnings and losses reflect the Company's progress in the execution of the Company's business plans in an extremely cyclical and recessionary rail industry. There was a steady growth of sales of the Company's products to the OEM segment of the rail tank industry that began in April 2012. That growth period peaked in Fiscal 2014 and the past three fiscal years (2017, 2016 and 2015) experienced a decline in operational results in line with recession in the rail industry. Fiscal 2018 results indicate that the rail tank industry has made a positive turn. Financial results reflect the costs and investments associated with ongoing product development and the expansion of the Company's production capacity (including equipment, lease costs, training and qualifying human resources) in advance of higher profitable sales levels. The strategic plan for commercialization has also required the Company to make ongoing investments in production infrastructure; industrial engineering and testing; railroad regulatory filings; liability insurance; and new market initiatives. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

During the Reporting Periods, recorded revenues and profits were correlated with the demand from the crude oil sector. Fiscal 2016 saw the beginning of a decline in revenues to $8,077,143 which continued into Fiscal 2017 where revenues declined to $6,062,778.  Fiscal 2016 and Fiscal 2017 saw a steady decline in orders from crude oil producers for the Company's PRV, however, the Company believes that this decreased demand would not continue in 2018. Revenue for 2018 reached $12,716,596. Fiscal 2016 and Fiscal 2017 saw margins decline to 24.5% and 16.8%, respectively, as the Company encountered issues with competitor's pricing as well as a sector with lower demand than prior years due to a slowdown in the oil sector. Also 2017 saw a write-off of obsolete inventory that lowered the margin by 7.8%. PRVs for the crude oil sector yield a greater margin than those valves sold to other sectors. The Company's margin increased to 41.6% for 2018 due to the use of previously written down components and better terms from suppliers.  The Company's administrative costs have declined due to the necessity of conserving capital. In Fiscal 2016, 2017 and 2018, the Company's monthly overhead costs were approximately $431,336, $450,855 and $380,549, respectively. The Company's net income or loss is a result of the previous factors.  In Fiscal 2018 the Company recorded a net tax recovery of $251,164 and fiscal 2017 recorded a net recovery of $150,296.  For Fiscal 2018 the Company recorded write-offs of assets of $388,479 as compared to fiscal 2017 where write-offs of $227,330 for assets was recorded. No write-offs of assets were recorded in fiscal 2016. The Company recorded a profit of $194,453 for fiscal 2018; a loss of $5,015,911 for fiscal 2017 and a loss of $2,465,592 for fiscal 2016.

Management cautions that the infrastructure of the railroad industry poses many challenges to the development and adoption of the Company's products. Economic and regulatory uncertainty could have a material effect on the Company's current or future business including financial condition and results of operations. The Company is still in the early stages of implementing the Company's commercial business plan hence there are financial risks inherent in the Company's business plans. This includes a lack of assurance that a profitable market for the Company's industrial products will continue to develop. Other risk factors may include the adverse effects of raw material costs; competition; and environmental and regulatory issues if government regulations change in the future. See "Risk Factors".

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

For Fiscal 2018, the Company reported net income of $194,453 ($0.00 per share) against revenue of $12,716,596 compared to a net loss of $5,015,911 ($0.11 per share) against revenue of $6,062,778 for the year ended December 31, 2017. The Company's gross profit percentage increased to 41.6% from 16.8% in 2017. The increase in gross profit percentage is mainly due to operating efficiency improvements. Also in 2017, an inventory write-off of $470,654 was recorded which depressed the margin.  Excluding this write-off the margin would have been 24.6% for 2017. Net income and comprehensive income for Fiscal 2018 was $194,453 after deducting non-cash items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $277,580, share-based expense ("Black-Scholes") of $403,548 net income tax recovery of $251,164.

Factors in the reported income for Fiscal 2018 include expenses of $1,667,646 (Fiscal 2017 - $1,701,723) related to office and administration costs mainly in Bonham, Texas; and on-going industrial product design and development costs of $1,352,817 (Fiscal 2017 - $1,572,714). The Company currently has 3 members in the engineering department. 2018 product design and development costs were significant due to the ongoing development of the Company's Active Suspension Control System.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2018 salaries and benefits increased slightly to $508,009 (Fiscal 2017 - $477,104). The Company employs 7 administrative people in this area which remains consistent with the prior year. Executive management contract fees have increased to $610,570 (Fiscal 2017 - $544,014).  In Fiscal 2018 a bonus was accrued of $70,035 and in 2017 there was no executive bonus paid. The Company's consulting fees have declined to $196,823 (Fiscal 2017 - $251,055).  During Fiscal 2017 the Company retained two administrative support persons and one web-site/communications consultant. Transfer agent and filing fees which declined due to the Company not listing on any new exchanges during the year.  Investor relations fees of $84,000 remained the same in Fiscal 2018 and 2017.

Business growth expenses included marketing costs of $266,152 (Fiscal 2017 - $554,458) and related travel costs of $159,800 (Fiscal 2017 - $430,304).  The Company's marketing efforts continue in an attempt to keep the Company's products at the forefront of the industry. The Company is taking a much more focused approach to the marketing function and has seen better results as well as reduced costs. For Fiscal 2018 the Company employed four full time marketing people which was one more than 2017.  Compensation packages continued to be more heavily composed of incentive targets as opposed to higher base salaries.

Share-based expenses were incurred due to the granting of share purchase options during Fiscal 2018, Fiscal 2017 and Fiscal 2016, which vest over time.  Share-based expenses for Fiscal 2018 were $403,548 compared to $469,187 during Fiscal 2017.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $194,282 for Fiscal 2018 (Fiscal 2017 - $370,495).

The Company's products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company's products being used in the transport industry. As the Company's business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2018 were $508,460 (Fiscal 2017 - $352,388). Product liability insurance rose in 2018 due to higher revenue results.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

For Fiscal 2017, the Company reported net loss of $5,015,911 ($0.11 per share) against revenue of $6,062,778 compared to a net loss of $2,465,592 ($0.05 per share) against revenue of $8,077,143 for the year ended December 31, 2016. The gross profit margin decreased to 16.8% from 24.5% in 2016. The decline in gross profit percentage is mainly due to an inventory write-off of $470,654 in 2017.  Excluding this write-off the margin would have been 24.6% for 2017. Net loss and comprehensive loss for Fiscal 2017 was $5,015,911 after deducting non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $203,980, share-based expense ("Black-Scholes") of $469,187 and net income tax recovery of $150,296.

Factors in the reported income for Fiscal 2017 include expenses of $1,701,723 (Fiscal 2016 - $2,076,460) related to office and administration costs mainly in Bonham, Texas; and on-going industrial product design and development costs of $1,572,714 (Fiscal 2016 - $704,868). The Company currently has 3 members in the engineering department. 2017 product design and development costs rose significantly in 2017 due to the development of the Company's Active Suspension Control System.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. For Fiscal 2017 salaries and benefits decreased slightly to $477,104 (Fiscal 2016 - $492,732). The Company employs 7 administrative people in this area which remains consistent with the prior year. Executive management contract fees have decreased to $544,014 (Fiscal 2016 - $717,369).  In Fiscal 2017 and 2016 there was no executive bonus paid. The Company's consulting fees have risen marginally to $251,055 (Fiscal 2016 - $246,501).  During Fiscal 2017 the Company retained two administrative support persons and one web-site/communications consultant. Transfer agent and filing fees which declined due to the Company not listing on any new exchanges during the year.  Investor relations fees of $84,000 remained the same in Fiscal 2017 and 2016.

Business growth expenses included marketing costs of $554,458 (Fiscal 2016 - $587,553) and related travel costs of $430,304 (Fiscal 2016 - $526,451).  The Company's marketing efforts continue in an attempt to keep the Company's products at the forefront of the industry.  For Fiscal 2017 the Company employed three full time marketing people which is half of Fiscal 2016. Salaries were restructured for 2016 and remained constant during 2017.  Compensation packages continued to be more heavily composed of incentive targets as opposed to higher base salaries. Travel costs have declined due to fewer people in the marketing function.

Share-based expenses were incurred due to the granting of share purchase options during Fiscal 2017, Fiscal 2016 and Fiscal 2015, which vest over time. Share-based expenses for Fiscal 2017 were $469,187 compared to $285,745 during Fiscal 2016.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $370,495 for Fiscal 2017 (Fiscal 2016 - $357,876).

The Company's products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of the Company's products being used in the transport industry. As the Company's business grows so will the insurance costs. Total insurance costs for product liability, general commercial and health insurance for Fiscal 2017 were $352,388 (Fiscal 2016 - $570,102).

B.     Liquidity and Capital Resources

The Company's primary source of revenue to date is from new rail tank car builders and retrofit/repair customers. The Company is optimistic that the demand for the Company's rail tank car products will eventually improve in future periods. Rail industry analysts are predicting consistent production of over 20,000 tank cars annually for the next two years.  Management expects that the Company's capital resources may diminish over the short term until revenues from both old and new products begin to improve in future periods.

As at the end of Fiscal 2018 there were no material commitments for capital expenditures.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of the Company's products and the exercise incentive stock options. During Fiscal 2018, 8,334 share purchase options were exercised at a price of US$0.30/share. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet the Company's future financial obligations and the Company's operations may be adversely affected.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. They include that the Company's products are new entries to the railroad industry and involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual financial results to be materially different include that the Company may be unsuccessful in raising any additional capital needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the construction or other plans for plants run into permit, labor or other problems.  See "Risk Factors".

In the past, the Company has raised funds through private placement equity financings and through the exercise of options and warrants.  Currently, the Company relies primarily on revenues generated through operations.  Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

December 31, 2018 Compared to December 31, 2017

At December 31, 2018 the Company had cash and cash equivalents in the amount of $1,246,244; accounts receivable of $1,224,235; prepaid expenses of $110,258 and inventory of $3,668,401 compared to cash and cash equivalents in the amount of $411,223; accounts receivable of $653,445; prepaid expenses of $183,966 and inventory of $3,980,243 at December 31, 2017.

The working capital position of the Company at December 31, 2018 was $4,469,882 compared to a working capital position of $3,628,911 as at December 31, 2017.

Net assets of the Company were $8,165,734 at December 31, 2018 compared to $7,565,233 at December 31, 2017. At December 31, 2018, the Company had no interest bearing long-term liabilities or debt.

December 31, 2017 Compared to December 31, 2016

At December 31, 2017 the Company had cash and cash equivalents in the amount of $411,223; accounts receivable of $653,445; prepaid expenses of $183,966 and inventory of $3,980,243 compared to cash and cash equivalents in the amount of $2,312,279; accounts receivable of $637,845; prepaid expenses of $708,100; income tax receivable of $753,223and inventory of $5,206,129 at December 31, 2016.

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

C.      Research and Development, Patents and Licenses, etc.

A cornerstone of the Company's ability to initiate business growth lies in the Company's ability to create new commercial products and continue innovation of existing products. The Company's research, development and engineering initiatives are dedicated to the creation of patented products that better serve the modern challenges of the domestic and international markets for the transport of non-hazardous and HAZMAT commodities via rail and road-no-road rugged terrain suspension technologies. The Company works closely with stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. See "Business Overview", "Intangible Properties", "Economic Dependence" and "Risk Factors" above for a discussion of the Company's patents and licenses.

The Company has spent the following amounts on research in recent years: $1,352,817 during Fiscal 2018; $1,572,714 during Fiscal 2017 and $704,868 during Fiscal 2016. The majority of these expenditures have been incurred designing and developing the ASCS suspension technologies in 2017 and 2018.

D.      Trend Information

In 2016 the Company managed the Company's business development strategies in the worst rail tank car market since 2010.  HAZMAT businesses have cut back on production which has led to lower demand for rail tank cars.  There are many reasons for this trend which include political climate, regulatory uncertainty, low commodity prices and diminishing capital investment activity.

Affecting the Company's future business outlook is the impact of mandatory new regulations for HAZMAT tank cars.  On May 1, 2015 Transport Canada ("TC") and the Department of Transportation ("DOT") of the United States put forth their much anticipated design specifications for the new DOT-117 rail tank cars to be used in the transportation of flammable liquids by rail.  The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration ("PHMSA") and the Federal Railroad Administration ("FRA").

The new rules establish a minimum threshold for existing DOT-111 and DOT-117 rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America.  The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies ("BAST") for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars.  After much analysis the retrofit option for most owners is cost prohibitive and makes no financial sense.  It appears that there may be a new build boom forming on the horizon as the majority of existing DOT-111 tank cars will most likely be re-purposed or scrapped in favor of new tank cars.  Compliance with the new DOT-117 regulations had to be completed in early 2018 for crude tank cars and 2023 for ethanol tank cars, a situation that may be good for the long-term performance of the Company.

E.      Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.      Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2018 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on the Company's latest statement of financial condition as at December 31, 2018.

Item 6.                  Directors, Senior Management and Employees

A.                                Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director President and CEO

President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988. Director of SIQ Mountain Industries Inc. (SIQ: TSXV).

Richard Lee	CFO	CFO of the Company since April 8, 2010 and self-employed businessman. CFO and Director of SIQ Mountain Industries Inc. (SIQ: TSXV) and CFO of Happy Creek Minerals Inc. (HPY:TSXV)

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Peter Hughes	Director Compensation Committee Member

Self-employed businessman. President and CEO of SIQ Mountain Industries Inc. (SIQ: TSXV); Director of Broome Capital Inc. (BCP:TSXV), CEO and Director of Gourmet Ocean Products Inc. (GOP:TSXV) and a Director of Naturally Splendid Enterprises Ltd. (NSP:TSXV).

Tony Andrukaitis	Director Executive Vice President Business Development, COO

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

Phil Dyer	Director Audit Committee Member Corporate Governance and Nominating Committee Member

Businessman.  Legacy Texas Bank Plano, Texas from November 1996 to February, 2016 including the position of President from December 2000 to December of 2014.  Former mayor of Plano, TX, having served from 2009 to 2013.

Paul Cass	Director Audit Committee Member Compensation Committee Member	Businessman. Former Chief Operating Officer at Whitewater West Industries.
Laura Roach	Director Compensation Committee Member Corporate Governance and Nominating Committee Member	Partner at Albin Roach, a law firm located in Collin County, Texas since 2000 and President of an internet based attorney referral business named divorce in peace.
Jesse V. Crews	Director Audit Committee Member Corporate Governance and Nominating Committee Member	Chief Investment Officer of Trinity Industries Leasing Company.

James R. Bond (65 years) - President, CEO and Director

Mr. Bond has been a director and acted as President and CEO of the Company since April 7, 2010.  Mr. Bond is the President of Bondwest Enterprises Inc., a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries. Mr. Bond currently serves as a Director on SIQ Mountain Industries Inc, a company listed on the TSXV;

Richard Lee (63 years) - CFO

Mr. Lee has been the Company's CFO since April 8, 2010.  Mr. Lee is a graduate of the University of British Columbia with a Bachelor's degree in Commerce. In addition, he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.  Mr. Lee serves as CFO and a Director of SIQ Mountain Industries Inc, a company listed on the TSXV; as well as CFO of Happy Creek Minerals Inc., a company listed on the TSXV.

Peter Hughes (57 years) - Lead Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of the Company's Compensation Committee and Corporate Governance & Nominating Committee. Mr. Hughes has 35 years' business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy, mining, aquaculture and sports technology. Mr. Hughes is a graduate of the University of British Columbia with a Bachelor's degree in Science and currently serves as a director of Broome Capital Inc., a company listed on the TSXV; as Chief Executive Officer and a director Gourmet Ocean Products Inc., a company listed on the NEX Exchange, as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Tony Andrukaitis (64 years) - Director, Executive Vice-President Business Development and COO

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

Phil Dyer (67 years) - Director

Mr. Dyer has been a director of the Company since January 2, 2015 and is a member of the Audit Committee.  Mr. Dyer was employed by Legacy Texas Bank, Plano, Texas from November 1996 to February 2016, including the holding position of President from December 2000 to December 2014.  Mr. Dyer is also the former mayor of Plano, Texas having served from 2009 to 2013.  Mr. Dyer holds a Bachelor's degree from the University of Texas and an MBA from East Texas State University.

Paul Cass (62 years) - Director

Mr. Cass has been a director of the Company since 2016 and is a member of the Audit Committee.  Mr. Cass was formerly COO of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world.  Previously Mr. Cass was COO at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets.  Mr. Cass is a registered Professional Engineer in British Columbia and he also holds an MBA from Simon Fraser University.

Laura Roach (46 years) - Director

Ms. Roach is a partner at Albin Roach, a law firm located in Collin County, Texas. Ms. Roach's practice consists of both litigation matters and mediation. Her clients range from large business to individuals. She has the role of operational leader at the law firm. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized many times for the quality of her legal practice, including being named one of Texas Monthly magazine's super lawyers every year since 2013, being named as a top attorney in D Magazine every year since 2013, and one of the top 21 to lead Collin County into the 21st Century by Inside Collin County Business, among other recognitions.

Jesse V. Crews (66 years) - Director

Mr. Crews is the Chief Investment Officer of Trinity Industries Leasing Company, which he joined in 2011, which includes accountability for the leasing company's long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives.

From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp.  From 2004 to 2009, he served as a Managing Director for Fortress Investment Group.  Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation).  Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998.

Mr. Crews is a member of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia.  He earned a Masters in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Family Relationships

There are no family relationships between any of the Company's directors and senior management listed above.

B.      Compensation

During Fiscal 2018, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Fiscal Year Ended December 31, 2018
	Salary ($)	Option-based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	$180,000	32,794	23,345	236,139
Richard Lee CFO	$180,000	32,794	23,345	236,139
Peter Hughes Director	N/A	16,397	30,000	46,397
Tony Andrukaitis Director, Executive Vice President Business Development and COO	$180,000	32,794	23,345	236,139
Phil Dyer Director	N/A	32,872	12,000	44,872
Paul Cass Director	N/A	32,872	12,000	44,872
Laura Roach Director	N/A	32,872	12,000	44,872
Jesse V. Crews Director	N/A	48,868	7,000	55,868

Management Agreements

On January 1, 2017 the Company and Bondwest entered into a Professional Services Agreement which expires on December 31, 2020 (the "CEO PSA").  Under the terms of the CEO PSA Bondwest will receive a base fee of US$15,000 per month for the fiscal year 2017.  The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000.  The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000.  The base fee for fiscal2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CEO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Bondwest is also eligible to receive an annual bonus, capped at 1.5 times the base fee.  The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes.  The CEO PSA also includes a severance clause of 24 months base fee for termination or change of control.

On January 1, 2017 the Company and Kitchener Holdings Corp. ("Kitchener") a private company 100% owned by Mr. Lee entered into a Professional Services Agreement which expires on December 31, 2020 (the "CFO PSA").  Under the terms of the CFO PSA Kitchener will receive a base fee ofUS$15,000 per month for the fiscal year 2017.  The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000.  The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000.  The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000.  If at any time during the term of the CFO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Kitchener is also eligible to receive an annual bonus, capped at 1.5 times the base fee.  The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes.  The CFO PSA also includes a severance clause of 24 months base salary for termination or change of control.

On January 1, 2017 the Company and Mr. Andrukaitis entered into a Professional Services Agreement which expires on December 31, 2020 (the "COO PSA").  Under the terms of the COO PSA Mr. Andrukaitis will receive a base salary of US$15,000 per month for the fiscal year 2017.  The base salary for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000.  The base salary for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000.  The base salary for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000.  If at any time during the term of the COO PSA sales reach US$50,000,000 the base salary will increase to US$24,000 per month. Mr. Andrukaitis is also eligible to receive an annual bonus, capped at 1.5 times the base salary.  The cap would increase to 3x the base salary upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes.  The COO PSA also includes a severance clause of 24 months base salary for termination or change of control.

Stock Option Plan

Pursuant to the policies of the TSX, the Company is required to adopt stock option plan prior to granting incentive stock options and, accordingly, the Company has adopted a stock option plan (the "Option Plan"). The purpose of the Option Plan is to ensure that the Company is able to provide an incentive program for directors, officers, employees and persons providing services to the Company (the "Optionee") that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

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

The exercise price of any option granted under the Option Plan is to be determined from time to time by the Board but in any event shall be no lower than the last closing price of the Company's shares before the grant of options.  The Board, or a committee appointed for such purposes, also has the authority under the Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

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

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2018:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
James R. Bond	100,000 100,000 100,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 20, 2023	0 12,500 0
Richard Lee	100,000 100,000 100,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 20, 2023	0 12,500 0
Peter Hughes	50,000 50,000 50,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 23, 2023	0 6,250 0
Tony Andrukaitis	100,000 100,000 100,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 23, 2023	0 12,500 0
Phil Dyer	200,000 50,000 50,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 23, 2023	0 6,250 0

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
Paul Cass	200,000 50,000 50,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 23, 2023	0 6,250 0
Laura Roach	200,000 50,000 50,000	1.30 0.30 0.50	August 18, 2021 November 28, 2022 August 23, 2023	0 6,250 0
Jesse V. Crews	200,000 50,000	0.57 0.50	April 17, 2023 August 23, 2023	0 0

(1)      Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2018 (being CAD$0.58) and the exercise price of the option. The value of unexercised in-the-money options is in CAD dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2018 of USD $0.7330.

Termination and Change of Control Benefits

Except as disclosed above with respect to James R. Bond, Richard Lee and Tony Andrukaitis, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Company's directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2018.

C.      Board Practices

Term of Office

Each director of the Company holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or the provisions of the BCBCA. Each member of the Company's senior management is appointed to serve at the discretion of the Company's Board, subject to the terms of the personal service agreements described above.

Service Contracts

See "Employment Agreements" and "Termination and Change of Control Benefits" above for particulars of certain directors' service contracts with the Company and the Company's subsidiaries, as applicable. Other than as disclosed herein, the Company does not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The Company currently has three standing committees, the audit committee, the corporate governance and nominating committee and the compensation committee.

Audit Committee

The current members of the audit committee are Phil Dyer (Chairman), Paul Cass and Jesse Crews.  As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator, Messrs. Dyer, Cass and Crews are independent meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The Company has adopted a charter for the Company's audit committee.  The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com.  The audit committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.  The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee which can be viewed on the Company's website at www.kelsotech.com.  The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 "Corporate Governance Guidelines" and the applicable NYSE American rules.  The current members of the Compensation Committee are Messrs. Hughes (Chairman) and Cass and Ms. Roach.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members.  All of the members of the Compensation Committee have or have had senior level executive and director positions in both private and public companies, and therefore have a good understanding of how compensation works and how to motivate staff.  All of the members have good financial understanding which allows them to assess the costs versus benefits of compensation plans.  The members combined experience in the resource sector provides them with the understandings of the Company's success factors and risks which is very important when determining the metrics for measuring success.

The Board appoints the members of the Compensation Committee for the ensuing year at the Company's organizational meeting held in conjunction with each annual general meeting of the Company's Shareholders.  The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the committee.

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

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Company's corporate governance system is effective in the discharge of the Company's obligations to the Company's shareholders.

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

The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

  Develop and monitor the Company's overall approach to corporate governance issues and, subject to approval by the Board, implement and administer this process.
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
  the size of the Board;
  the number and content of meetings;
  the annual schedule of issues to be presented to the Board at its meetings or those of its committees;
  material which is to be provided to the directors generally and with respect to the meetings of the Board or its committees;
  resources available to the directors; and
  the communication process between the Board and management.
  Review and, as necessary, authorize a committee or an individual director to engage separate independent counsel and/or advisors at the expense of the Company in appropriate circumstances.
  Make recommendation to the Board regarding changes or revisions to the Board's Corporate Governance Guidelines;
  Evaluate and make recommendations to the Board concerning the appointment of directors to the committees and the selection of Board committee chairs;
  Annually evaluate and report to the Board on the performance and effectiveness of the Board and its committees;

  Annually, in conjunction with the Chief Executive Officer, evaluate the performance of the Company's management (other than the Chief Executive Officer).  Conduct an annual review of succession planning and report its findings and recommendations to the Board;
  Evaluate and lead the Board's annual review of the Chief Executive Officer's performance; and
  Annually review and evaluate its performance.

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee, which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be "independent directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP58-201 "Corporate Governance Guidelines" and the applicable NYSE American rules.

Each member will have skills and/or experience which are relevant to the mandate of the Committee.  The current members of the Corporate Governance and Nominating Committee are Messrs. Dyer (Chairman), Crews and Ms. Roach.

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at the Company's organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Company. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the committee.

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

D.      Employees

As at December 31, 2018, the Company had 40 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas.  The remainder work in British Columbia. There has been no significant change in the number of employees since December 31, 2018. At the date of this filing, the Company's employees are not unionized and all employees are full-time.  At December 31, 2017, the Company had 40 employees, including employees of the Company's subsidiaries.

E.      Share Ownership

As of December 31, 2018, the Company's directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,368,300(2)	2.90	300,000
Peter Hughes Director	16,000.003		150,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	264,000.56		300,000
Phil Dyer Director	10,000.021		300,000

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
Paul Cass Director	69,000.146		300,000
Laura Roach Director	6,390		300,000
Jesse V. Crews Director	97,097.21		250,000
Richard Lee CFO	144,500.31		300,000

(1)                  Based on 47,170,086 common shares issued and outstanding as at December 31, 2018.

(2)                  Mr. Bond holds 552,500 common shares directly; 660,800 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond's spouse.

The voting rights attached to the common shares owned by the Company's directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

Item 7.                  Major Shareholders and Related Party Transactions

A.      Major Shareholders

To the best of the Company's knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company's major shareholders do not differ from the voting rights of holders of the Company's common shares who are not the Company's major shareholders.

As at December 31, 2018, the registrar and transfer agent for the Company reported that there were 47,170,086 common shares of the Company issued and outstanding. Of these, 43,140,525 were registered to Canadian residents (10 recorded shareholders), 4,018,133 were registered to residents of the United States (19 recorded shareholders) and 11,428 were registered to residents of other foreign countries (1 recorded shareholder).

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding the Company's major shareholders.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related Party Transactions

For Fiscal 2018, management fees for the Company were $540,535 (Fiscal 2017 - $544,014; Fiscal 2016 - $717,368). At December 31, 2018, the amount due to related parties (unsecured and have no interest) was $89,535 (Fiscal 2017 - $45,262; Fiscal 2016 - $36,000). Management bonuses of $70,035 were earned in Fiscal 2018 (Fiscal 2017 and Fiscal 2016 were Nil). $19,500 related to accrued Directors fees (Fiscal 2017 - $16,500; Fiscal 2016 - $36,000) and there were no amounts due for reimbursement of expenses to a director of the Company.  Expense reimbursements are due on demand.  Related party transactions during Fiscal 2018, Fiscal 2017 and Fiscal 2016 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) were $262,261 ($264,172 for Fiscal 2017 and $160,854 for Fiscal 2016).

Other than as disclosed in this annual report and the financial statements attached hereto and other than in the ordinary course of business, since the beginning of the Company's preceding three financial years, there have been no transactions or loans between the Company and:

(a)    enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)    associates, meaning unconsolidated enterprises in which the Company has a significant influence or which have significant influence over the Company;

(c)    individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)    key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and

(e)    enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

Compensation

For information regarding compensation for the Company's directors and senior management, see Item 6.B. Compensation.

Interests of Experts and Counsel

Not applicable.

Item 8.                  Financial Information

A.      Financial Statements and Other Financial Information

The Company's financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a)                audited consolidated financial statements for the year ended December 31, 2018 including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2018 and 2017, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016.

These financial statements can be found under "Item 17. Financial Statements" below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

There have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect the Company's financial position or profitability.

Also, there have been no material proceedings in which any director, any member of senior management, or any of the Company's affiliates is either a party adverse to the Company or the Company's subsidiaries or has a material interest adverse to the Company or the Company's subsidiaries.

Policy on Dividend Distributions

The Company's Board of Directors may give consideration on an annual basis to the payment of future dividends.  The amount of any future annual dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company.  The Board is, however, under no obligation to declare dividends and the declaration of dividends is wholly within their discretion.  Further, the Company's Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared.

Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2018 that have not been disclosed in this annual report.

Item 9.                  The Offer and Listing

A.      Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE American(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2018	1.25	0.46	0.96	0.3591
December 31, 2017	1.40	0.315	1.08	0.27
December 31, 2016	1.90	0.96	1.44	0.70
December 31, 2015	5.70	1.30	5.11	0.79
December 31, 2014	7.32	3.11	6.73	2.77

(1)        The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.

(2)        The common shares of the Company were listed for trading on the NYSE American on October 14, 2014 prior to which they traded on the OTCQX International under the symbol "KEOSF".

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
December 31, 2018	1.11	0.46	0.85	0.3591
September 30, 2018	1.25	0.52	0.96	0.3869
June 30, 2018	0.86	0.47	0.655	0.37
March 31, 2018	1.05	0.59	0.87	0.4801
December 31, 2017	0.75	0.315	.06172	0.27
September 30, 2017	1.08	0.445	0.83	0.373
June 30, 2017	1.20	0.71	0.89	0.5244
March 31, 2017	1.40	0.94	1.08	0.71

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and NYSE American were as follows:

Month Ended	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
February 28, 2019	0.94	0.75	0.7245	0.60
January 31, 2019	0.85	0.55	0.6487	0.41
December 31, 2018	0.69	0.54	0.54	0.37
November 30, 2018	1.11	0.48	0.85	0.37
October 31, 2018	0.67	0.46	0.519	0.3591
September 30, 2018	0.67	0.57	0.5199	0.4349

Transfers of Common Shares

The Company's common shares are in registered form and the transfer of the Company's common shares is managed by the Company's transfer agent, Computershare Investor Services Inc. with transfer facilities in Vancouver and Toronto.

Computershare Trust Company, Denver, Colorado, serves as co-transfer agent and co-registrar for the Company's shares in the US.

Requests for information should be directed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1.  Telephone 1 800 564 6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514 982 7555 (international direct dial).

B.      Plan of Distribution

Not applicable.

C.      Markets

The Common Shares are publicly traded on the TSX under the symbol "KLS", and on the NYSE American under the symbol "KIQ".

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.                  Additional Information

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from the Company's Registration Statement on Form 20-F filed on filed on August 29, 2013, as amended on October 23, 2013, November 21, 2013 and December 3, 2013.

C.      Material Contracts

There are no other contracts, other than those disclosed in this annual report and those entered into in the ordinary course of the Company's business, that are material to the Company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this annual report:

  The Company's patent for the PRV was in good standing until January 29, 2016. The patent abstract describes the PRV as "a pressure relief valve for releasing fluid through a vent in a railway tank car, tank trucks and similar vessels. A valve disc is normally biased in a closed position by a plurality of constant-force springs of laminated steel tapes on drums supported on upright angle brackets symmetrically arranged around a valve seat. The pressure at which the valve opens is determined by a pre-selection of the number of springs, laminated tapes per spring and the restoring force of each tape." See "Business Overview".

  On May 26, 2010, the Company entered into an agreement with Barry LaCroix whereby the Company acquired Manhole Cover Patent No. US 7,104,722 B2 from Mr. LaCroix and related technology and intellectual property in consideration for CAD$40,000 and the grant of a 5% royalty on gross sales of the manhole covers sold under the auspices of the patent in favour of Mr. LaCroix on the terms and conditions set out in the agreement. This patent expires 2023.

  The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 8, 2017.  A copy of the Option Plan is available under the Company's profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

  On November 10, 2016 the Company entered an exclusive Technology Development Agreement (the "GJ Agreement") with G & J Technologies Inc. ("G & J"), a private company incorporated in the Province of British Columbia.  The GJ Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance ETVS. The GJ Agreement gives the Company the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of ETVS.  The GJ Agreement gives the Company the right to patent, market, manufacture, distribute and license all specialized technologies covered under the GJ Agreement.  The Company plans to utilize these technologies to create ETVS components that can generate multi-million dollar revenue streams.  In consideration for the Agreement the Company agreed to pay G & J a fee of US$100,000 and 1,000,000 common shares of the Company, which shares are scheduled to be released over four key milestones under the Agreement.  In addition, Kelso pays US$10,000 per month to G & J and a 2.5% royalty on a pre-approved sales formula.  During Fiscal 2018, a total of 250,000 common shares were issued to G & J at a deemed price of C$1.00/share (250,000 shares were issued to G & J during each of Fiscal 2017 and 2016 at a deemed price of $1.00/share).  A total of 250,000 common shares remain to be issued pursuant to the Agreement.

  On January 1, 2017 the Company entered into Professional Services Agreement with Bondwest Enterprises Inc. ("Bondwest"), a private company 100% owned by James R. Bond which expires on December 31, 2020 (the "CEO PSA") with regards to Mr. Bond's engagement as the President and Chief Executive Officer of the Company.  Under the terms of the CEO PSA Bondwest will receive a base fee of US$15,000 per month for the fiscal year 2017.  The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000.  The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000.  The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CEO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Bondwest is also eligible to receive an annual bonus, capped at 1.5 times the base fee.  The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes.  The CEO PSA also includes a severance clause of 24 months base fee for termination or change of control.

  On January 1, 2017 the Company entered into a Professional Services Agreement with Kitchener Holdings Corp. ("Kitchener") a private company 100% owned by Richard Lee which expires on December 31, 2020 (the "CFO PSA") with regards to Mr. Lee's employment as the Chief Financial Officer of the Company.  Under the terms of the CFO PSA Kitchener will receive a base fee of US$15,000 per month for the fiscal year 2017.  The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000.  The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000.  The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000.  If at any time during the term of the CFO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Kitchener is also eligible to receive an annual bonus, capped at 1.5 times the base fee.  The cap would increase to 3x the base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes.  The CFO PSA also includes a severance clause of 24 months base salary for termination or change of control.

  On January 1, 2017 the Company and Mr. Andrukaitis entered into a Professional Services Agreement which expires on December 31, 2020 (the "COO PSA") with regards to Mr. Andrukaitis's employment as the Chief Operating Officer of the Company.  Under the terms of the COO PSA Mr. Andrukaitis will receive a base salary of US$15,000 per month for the fiscal year 2017.  The base salary for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000.  The base salary for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000.  The base salary for fiscal

  2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000.  If at any time during the term of the COO PSA sales reach US$50,000,000 the base salary will increase to US$24,000 per month. Mr. Andrukaitis is also eligible to receive an annual bonus, capped at 1.5 times the base salary.  The cap would increase to 3x the base salary upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes.  The COO PSA also includes a severance clause of 24 months base salary for termination or change of control.

D.      Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E.      Taxation

Certain Canadian Federal Income Taxation

The Company considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of the Company's common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of the Company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty").  This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form.  However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of the Company's common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of the Company's common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of the Company's common shares is made, accordingly, holders and prospective holders of the Company's common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of the Company's common shares in their particular circumstances.

Dividends

Dividends paid on the Company's common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by the Company.  The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of the Company unless such share represents "taxable Canadian property", as defined in the Income Tax Act (Canada), to the holder thereof. The Company's common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;

  persons with whom the non-resident holder did not deal at arm's length; or

  the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of the Company's capital stock at any time during the 60 month period immediately preceding the disposition of such shares.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of the Company's common shares who holds such shares as capital assets.  This discussion addresses the material United States federal income tax consequences but does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of the Company's common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of the Company's common shares is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the Company's common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%.  Distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares.  Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of the Company's common shares should consult their own tax advisors regarding their individual circumstances.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

Additional information, including the Company's Consolidated Financial Statements, press releases and other required filing documents are available under the Company's profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.  Copies of such documents may also be viewed by appointment during normal business hours at the Company's registered and records office being the offices of Clark Wilson LLP, 900 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

I.      Subsidiary Information

The Company operates in conjunction with the Company's four wholly-owned subsidiaries Kelso Technologies (USA) Inc. (incorporated on August 3, 2005 in the State of Nevada), Kel-Flo Industries Inc. (formerly: Kelso Innovative Solutions Inc.) (incorporated on June 20, 2012 in the State of Nevada), KIQ Industries Inc. (incorporated on October 7, 2014 in the State of Nevada) and KIQ X Industries Inc. (incorporated on December 12, 2017 in the Province of British Columbia, Canada).Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries and none of the subsidiaries has a class of restricted securities

Item 11.                  Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies the Company's financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,246,244 at December 31, 2018 (December 31, 2017 - $411,223).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,224,235 at December 31, 2018 (December 31, 2017 - $653,445).  The Company's concentration of credit risk for accounts receivable at December 31, 2018 with respect to Customer A is $271,564 (December 31, 2017 - $94,114), Customer B is $161,556 (December 31, 2017 - $78,306) while Customer C is $Nil (December 31, 2017 -$150,000) related to expense recovery.  The Company has provided for an allowance for doubtful accounts amounting to $27,653 at December 31, 2017 (December 31, 2017 - $82,042).

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.  At December 31, 2018, the Company has cash in the amount of $1,246,244 (December 31, 2017 - $411,223) to settle current liabilities of $1,312,517 (December 31, 2017 - $878,699)with the following due dates; trade accounts payable of $1,222,982 (December 31, 2017 - $833,437) are due within three months; management bonus payable of $70,035 (2017 - $Nil) are due within five and one-half months of the year end and due to related party balances of $19,500 (December 31, 2017 - $45,262) are due on demand.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company's cash consists of cash held in bank accounts that earn interest at variable rates.  Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD").  The Company does not manage currency risk through hedging or other currency management tools.

At December 31, 2018 and December 31, 2017, the Company's net exposure to foreign currency risk is as follows (in US):

	December 31, 2018	December 31, 2017
Net assets	$(147,910)	$(31,142)

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $20,700 (December 31, 2017 - $4,400) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

See "Item 17. Financial Statements".

Item 12.                  Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13.                  Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.                  Material Modifications to the Rights of Security Holders and Use of Proceeds.

At the Company's annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include provisions for: (i) uncertificated shares; (ii) conversion of fractional shares into whole shares in accordance with the Business Corporations Act (British Columbia); (iii) participation in shareholders' meetings by telephone and other communication mediums; (iv) flexibility to the board of directors to make certain alterations to the Company's authorized share structure by way of directors resolution as opposed to the Company having to incur the additional costs of obtaining shareholder approval; and (v) allowing for change of the Company's name by directors resolution instead of by an ordinary resolution of the shareholders of the Company. In addition, shareholder's approved the adoption of advance notice provisions.

Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

Item 15.                  Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's principal executive officer and principal financial officer evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company's company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of the Company's inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as of December 31, 2018, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective, as of the end of the fiscal year, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Attestation Report of the Registered Public Accounting Firm

Because the Company is an "emerging growth company" as defined in the United States Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company", which may be for as long as five years following its initial registration on October 9, 2014 in the United States.

Changes in Internal Control over Financial Reporting

The Company's management has evaluated, with the participation of the Company's chief executive officer and chief financial officer, whether any changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal year have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Based on the evaluation the Company conducted, the Company's management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

Item 16.                  [Reserved]

A.      Audit Committee Financial Expert

The Company's board of directors has determined that Phil Dyer qualifies as an "audit committee financial expert" as defined in Item 16A(b) of Form 20-F and is an "independent director" as the term is defined by Section 803 of the NYSE American Company Guide.

B.      Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was amended and restated by the Board of Directors on March 19, 2019 that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer.  The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

C.      Principal Accountant Fees and Services

Audit Fees.  This category includes the fees for the audit of the Company's financial statements and the quarterly reviews of interim financial statements.  This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

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

The Company's current independent public accountants provided audit and other services during the fiscal year ended December 31, 2018 and the fiscal year ended December 31, 2017:

	December 31, 2018 (CAD$)	December 31, 2017 (CAD$)
Audit Fees	85,000	97,000
Audit-Related Fees	5,000	5,000
Tax Fees	6,500	7,400
All Other Fees	N/A	1,000
Total Fees	96,500	110,400

Pre-Approval Policies and Procedures

The Company's audit committee pre-approves all services provided by the Company's independent auditors.  All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the audit committee before the respective services were rendered, and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The audit committee has considered the nature and amount of the fees billed by Smythe LLP, Chartered Professional Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Smythe LLP, Chartered Professional Accountants.

D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F.      Change in Registrants Certifying Account

Not applicable.

G.      Corporate Governance

The Company's common shares are listed on NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE American recommends a quorum of at least 33 1/3%. The Company's quorum requirement is set forth in the Company's articles, which provides that a quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

Proxy Delivery Requirement: NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

H.  Mine Safety Disclosure

Not applicable.

Part III

Item 17.                  Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016.

Item 18.                  Financial Statements

See "Item 17. Financial Statements".

Item 19.                  Exhibits

Item 20.

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2017(8)
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated January 1, 2017(8)
10.03	Professional Services Agreement with Anthony Andrukaitis dated January 1, 2017(8)
10.04	Stock Option Plan(1)
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Technology Development Agreement with G & J Technologies Inc.(6)
11	Code of Business Conduct and Ethics dated March 19, 2019(3)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01*	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2013(2)
99.2	Audited annual financial statements for the year ended December 31, 2014(4)
99.3	Audited annual financial statements for the year ended December 31, 2015(5)
99.4	Audited annual financial statements for the year ended December 31, 2016(7)
99.5	Audited annual financial statements for the year ended December 31, 2017(9)
99.6	Audited annual financial statements for the year ended December 31, 2018(10)

*Filed herewith

(1)      Incorporated by reference from the applicable exhibit to the Company's registration statement on Form 20-F filed on August 29, 2013.

(2)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on March 31, 2014.

(3)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on March 26, 2019.

(4)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on March 26, 2015.

(5)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 30, 2016.

(6)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed November 21, 2016.

(7)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 30, 2017.

(8)      Incorporated by reference from the applicable exhibit to the Company's registration statement on Form 20-F filed on April 3, 2017.

(9)      Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed April 2, 2018.

(10)  Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 22, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 1, 2019

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 1, 2019