Form 20-F
period 2019-12-31
KELSO TECHNOLOGIES INC
filed 2020-04-07
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C 3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Common Shares Without Par Value	NYSE American (KIQ) Toronto Stock Exchange (KLS)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Nil
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

47,170,086 common shares without par value outstanding on December 31, 2019.
There were no Class A non-cumulative preference shares outstanding on December 31, 2019.

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

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	3
PART I	4
Item 1. Identity of Directors, Senior Management and Advisers	4
A. Advisers	4
B. Auditors	4
Item 2. Offer Statistics and Expected Timetable	5
Item 3. Key Information	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	5
C. Reasons for the Offer and Use of Proceeds	6
D. Risk Factors	6
Item 4. Information on the Company	9
A. History and Development of the Company	9
B. Business Overview	13
C. Organizational Structure	20
D. Property, Plants and Equipment	20
Item 5. Operating and Financial Review and Prospects	20
A. Operating Results	21
B. Liquidity and Capital Resources	23
C. Research and Development, Patents and Licenses, etc.	24
D. Trend Information
E. Off-Balance Sheet Arrangements	25
F. Tabular Disclosure of Contractual Obligations	25
Item 6. Directors, Senior Management and Employees	25
A. Directors and Senior Management	25
B. Compensation	27
C. Board Practices	31
D. Employees	33
E. Share Ownership	34
Item 7. Major Shareholders and Related Party Transactions	34
A. Major Shareholders	34
B. Related Party Transactions	35
Item 8. Financial Information	35
A. Financial Statements and Other Financial Information	35
B. Significant Changes	36
Item 9. The Offer and Listing	36
A. Offer and Listing Details	36
B. Plan of Distribution	38
C. Markets	38
D. Selling Shareholders	38
E. Dilution	38
Item 10. Additional Information	38
A. Share Capital	38
B. Memorandum and Articles of Association	38
C. Material Contracts	38
D. Exchange Controls	40
E. Taxation	40
F. Dividends and Paying Agents	42
G. Statement by Experts	42
H. Documents on Display	42
I. Subsidiary Information	42

Item 11. Quantitative and Qualitative Disclosures About Market Risk	43
Item 12. Description of Securities Other than Equity Securities	44
Part II	44
Item 13. Defaults, Dividend Arrearages and Delinquencies.	44
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	44
Item 15. Controls and Procedures	44
Item 16. [Reserved]	45
A. Audit Committee Financial Expert	45
B. Code of Ethics	46
C. Principal Accountant Fees and Services	46
D. Exemptions from the Listing Standards for Audit Committees.	46
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	46
Part III	55
Item 17. Financial Statements	47
Item 18. Financial Statements	55
Item 19. Exhibits	47

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

As used in this annual report, Company means Kelso Technologies Inc. and the Company's wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc. (collectively the "Company").

COVID-19 IMPACT UPDATE ON NORTH AMERICAN OPERATIONS

While certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in regions where they operate, the Company falls within the exemptions for essential businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso therefore plans to continue operations at its valve assembly facility in Bonham, Texas while being mindful of the potential impacts of COVID-19 in light of current conditions.

The Company carries out essential services as a producer and reliable supplier of specialized rail tank car service equipment necessary for the safe operation and maintenance of rail tank car transportation systems.  As a producer of specialized valves used in the transport of hazardous commodities, our products remain crucial for the safe delivery of hazardous materials by rail transport in North America as they can mitigate the negative impacts of human error and environmental harm.

The Company continues to be committed to the health and safety of our employees, business partners and communities where we operate. We are applying comprehensive and rigorous hygiene policies and employee temperature monitoring practices lower risk.  Management will maintain full adherence to measures put in place by applicable government authorities.

The Company's working capital was at a very healthy level at $7,937,873 at December 31, 2019. The first quarter of 2020 remains productive at the same general level as 2019 and the pandemic has had no negative impact on our working capital and our ability to continue business operations.  The Company has no interest-bearing long term debt creditors and currently operates without the need for new equity capital or credit facilities.  The Company's risk of needing to access additional operating capital in the near term remains very low.  The Company's capital management allows Kelso to finance operations and R&D from the existing capital reserves and the sales of our products avoiding the immediate need for any dilutive new equity funding or interest-bearing long-term debt.

Although there can be no assurance against a severe downturn in the Company's valve business given the current crisis conditions the Company intends to fulfill its responsibility to continue operations to allow critical rail transportation to operate resiliently during the COVID-19 pandemic response.

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

Peter Hughes Director and Lead Director	As an independent director, Mr. Hughes supervises the Company's senior management and Board and helps to ensure compliance with the Company's corporate governance policies and standards.
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

Edward Paul ("Paul") Cass Director and Audit Committee Member	As an independent director, Mr. Cass supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Director	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Jesse V. Crews Director and Audit Committee Member	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Frank Busch (1) Director and Audit Committee Member	As an independent director, Mr. Busch supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Richard Lee Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all financial aspects of the Company's business.

(1) On February 11, 2020 Mr. Phil Dyer resigned as a director of the Company and Mr. Frank Busch was appointed to the Board and a member of the Audit Committee in his place.  Mr. Busch is an independent director.

The business address for the Company is 13966 18B Avenue, Surrey, British Columbia, CanadaV4A 8J1.

Advisers

The Company's legal advisers are Clark Wilson LLP with a business address at #900 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

Auditors

The Company's independent registered auditors are Smythe LLP, Chartered Professional Accountants, with a business address at #1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants were first appointed as the Company's auditors on November 23, 2006.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2019, 2018 and 2017 prepared in accordance with IFRS, as issued by the IASB. The information in the table was extracted from the consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 28 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2019 (audited) ($)	Year ended December 31, 2018 (audited) ($)	Year ended December 31, 2017 (audited) ($)
Revenues	20,550,682	12,716,596	6,062,778
Gross Profit	9,582,879	5,287,216	1,018,685
Net Income/(Loss) and Comprehensive Income/(Loss)	3,334,043	194,453	(5,015,911)
Basic and Diluted Earning/(Loss) per Share	0.07	0.00	(0.11)

Statement of Financial Position Data	As at December 31, 2019 (audited) ($)	As at December 31, 2018 (audited) ($)	As at December 31, 2017 (audited) ($)
Assets	13,731,571	9,944,990	9,165,199
Current Liabilities	1,795,745	1,779,256	1,599,966
Shareholders' Equity/(Deficiency)	11,845,275	8,165,734	7,565,233
Capital Stock	23,366,542	23,366,542	23,231,252
(Deficit)/Retained Earnings	(15,759,576)	(19,093,619)	(19,288,072)
Outstanding Common Shares	47,170,086	47,170,086	46,911,752

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Due to the Company's size and the nature of the Company's activities, the Company will always be exposed to some business risks. This section discusses the material risks facing the Company.

The Company's operations and financial performance are subject to the normal risks applicable to railroad equipment supply companies and are subject to various factors which are beyond the Company's control. Risk areas include that the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors may exist that could cause actual results to be materially different than those anticipated by management. These may include that the Company may be unsuccessful in raising any additional capital for business needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; customer orders that are placed may be cancelled; products may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or the productive capacity of the Company may not be large enough to handle market demand. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.  These risk factors are described in more detail below.

Risks Relating to the Business

The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and may fail.

The success of the Company will be dependent on the Company's ability to successfully develop, qualify products under current regulations and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valve, one-bolt manway system, vacuum relief valve, PCH valve, PCL valve and bottom outlet valve.  The Company has patents pending for its Active Suspension Control System for commercial rugged wilderness vehicles. If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future or that protection is inadequate for future products, the business may be materially adversely affected.

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties.  Although the Company is not aware of any such claims the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business.  If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives.  In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

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

Although the Company had a positive working capital position in the amount of $7,937,873 at December 31, 2019 the Company may, from time to time, report a working capital deficit.  To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products, meet production schedules; execute delivery orders and continue its operations.

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

Unforeseen competition could affect the Company's ability to grow its revenues as projected.

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

The Company is dependent on a small number of rail tank car OEM customers.

Although management is optimistic about the Company's future as a railway equipment supplier the Company is dependent upon three major OEM customers in North America.  They represent the majority of the annual railroad tank car production and generate the bulk of the Company's annual rail tank car revenue.  Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there can be no assurance that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this small number of customers will continue to represent a substantial portion of its rail tank car-based sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its operational results.

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

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company's finished products.  There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products.  This could have a material negative impact on the Company, its revenues and continued operations. As previously stated, the Company has numerous suppliers for each component part required to assemble a finished product however the current effects of the COVID-19 virus could possibly disrupt supply chains in the future. To date the Company has not experienced any problems.

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

The Company is dedicated to the research, development and creation of new products for the railroad industry and wilderness transportation equipment.  The goal is to successfully develop new markets for these new products in other industries although they may not result in commercially accepted products or applications. This may have a negative impact on the Company as its current products may cease to be commercially valuable technologies and the Company may not have a replacement or alternative product offering. The Company's investment in new product development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

The Company may face uninsurable or underinsured risks.

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

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

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees.  In particular, the Company relies on the expertise and experience of its Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc. and its subsidiaries Kelso Technologies (USA) Inc., KIQ Industries Inc., KIQ X Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

As a foreign private issuer the Company will not be subject to U.S. proxy rules.

As a foreign private issuer, the Company will be exempt from the rules and regulations under the Securities Exchange Act of 1934 (United States) related to the furnishing and content of proxy statements.

Government regulation may shut down operations as a result of the COVID-19 virus.

While we expect that the Company's operations will remain open as an essential service, authorities may restrict access to work more severely than currently anticipated and shut down our manufacturing facility, in which case our revenue would suffer without product to sell.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

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

The Company operates in conjunction with the Company's five wholly-owned subsidiaries Kelso Technologies (USA) Inc., Kel-Flo Industries Inc., KIQ Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc..  The Company owns 100% of the voting securities of each of the Company's subsidiaries. None of the subsidiaries has a class of restricted securities. Kelso Technologies (USA) Inc. was incorporated on August 3, 2005 in the State of Nevada for potential use for operations in the United States. KIQ Industries Inc. was incorporated on October 7, 2014 in the State of Nevada for the purpose of working on the general development of new equipment concepts should they develop market interest.  Kel-Flo Industries Inc. was incorporated on June 20, 2012 in the State of Nevada and is used as a structure to pursue the development of high-speed no-spill fuel loading technologies for locomotives.  KIQ X Industries Inc. was incorporated on December 12, 2017 in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company's proprietary KXI vehicle suspension system for wilderness terrain vehicles. KXI Wildertec Industries Inc. was incorporated on February 17, 2020 in the Province of British Columbia, Canada.  KXI Wildertec Industries Inc. is currently an inactive corporation.

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

The Company's unaudited revenues over the last eight quarters were as follows: $5,303,193 for the quarter ended December 31, 2019; $5,596,031 for the quarter ended September 30, 2019; $3,977,170 for the quarter ended June 30, 2019; $5,674,288 for the quarter ended March 31, 2019; $4,177,880 for the quarter ended December 31, 2018; $3,491,602 for the quarter ended September 30, 2018; $2,535,236 for the quarter ended June 30, 2018; $2,511,878 for the quarter ended March 31, 2018

The Company's unaudited net income (loss) over the last eight quarters were as follows: $1,242,539 for the quarter ended December 31, 2019; $759,713 for the quarter ended September 30, 2019; $240,887 for the quarter ended June 30, 2019; $1,090,904 for the quarter ended March 31, 2019; $374,790 for the quarter ended December 31, 2018; $261,717 for the quarter ended September 30, 2018; $(162,911) for the quarter ended June 30, 2018; $(279,143) for the quarter ended March 31, 2018

Three Year History

2017

On February 8, 2017, the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS").  The ASCS patent applications owned by Kelso cover numerous new technologies. The Company anticipates filing further patent applications relating to the ASCS technology as the Company continues to develop and improve the ASCS technology.  With the ASCS patent applications, the Company seeks proprietary rights protection to allow for the development of the Company's business of converting existing commercial vehicles with the ASCS to give them heavy-duty, high-performance extreme wilderness environments.  The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles.  Vehicles featuring the Company's proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

In accordance with M1003 manufacturing status policies and guidelines the AAR conducted the audit of the Company's Bonham, Texas facility from January 16 - 18, 2017.  This audit is required to maintain M1003 certification which is a requirement for all tank car valve manufacturers.  The audit was completed with no adverse findings and continuation of the Company's M1003 approval has been recommended by the lead auditor.  In addition to the AAR review the Company's M1003 system has been audited by a number of key customers who have approved the Company's M1003 program as compliant with their own M1003 requirements.  Achieving M1003 approval is indicative of the Company's commitment to American-made high-quality products.  This includes product warranties and service that surpass all industry requirements.

On September 12, 2017, the Company obtained the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®.  The agreement covers the North American markets for a two-year period with an option for one additional year.  Kelso will concentrate on railroad, military and marine applications.

In December 2017, the Company completed the design and implementation of the second generation of its ASCS prototype.  The Company also successfully outfitted a F150 production prototype with the ASCS.  The Prototype featured the Company's suspension-related patents (pending) that have been designed to provide new heavy duty "road-to-no-road" performance capability in rugged wilderness terrains.

Implementation of Kelso's business infrastructure and plans for the ASCS project has commenced.  The ASCS division of Kelso operates under the Company's wholly owned British Columbia subsidiary KIQ X Industries Inc., ("KIQX") located in Kelowna, BC, Canada.  ASCS equipment will be marketed under the trade name Kelso KIQ X Gear™ and KXI™ Suspension Systems.  The strategic plans for commercial production including sub-contracted facilities & equipment, supply chain and engineering commenced.

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

The advantage of the ASCS is its ability to adjust the center-of-gravity of the vehicle during operations with its proprietary automated gyroscopic controlled air suspension.  This ensures that the driver, passengers and payload remain in as safe, stable and level position as possible when driving in difficult rugged outback terrains including flooded areas.  The ASCS technology package is well suited for use in desert, mountain, snow and low-lying water regions around the world.

Production tooling and supply chain was initiated in the second half of 2018.  Experimental prototype No. 3 was commenced and completed in late 2018. The No. 3 prototype is currently being tested in road-no-road rugged terrain environments.

2019

During 2019 Kelso continued to build on the stature of its brand as a leading developer and supplier of a wide range of proprietary tank car valves designed for use in the hazmat shipment market.  The Company promoted its strategic plan of customer driven product development and business strategies to bring Kelso unique competitive advantages with its customers.  Investments in customer driven co-engineered product development improved the probability of future market adoption.  This allows focus on marketing initiatives to capitalize on future sales opportunities.

Kelso focuses on its high-quality production capabilities. On January 15, 2019 Kelso received its M-1003 certification from the AAR after completion of a detailed audit which resulted in no material negative findings.  The certification will be in effect until January 15, 2022.

In 2019 our products proved to deliver a longer-term economic value proposition for tank car stakeholders.  This value included reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Diverse products sold in 2019 included pressure relief valves, vacuum relief valves, pressure car valves, one-bolt manways and related equipment, emergency response equipment for hazmat first responders, no spill locomotive fuelling equipment and other specialty valves, parts, equipment and services. For the year ended December 31, 2019, the Company reported growth of net income to $3,334,043 ($0.07 per share) against revenues of $20,550,682 compared to a net income of $194,453 ($0.00 per share) against revenues of $12,716,596 for the year ended December 31, 2018.

During 2019, in response to the continued concerns for the safety of emergency responders fighting wilderness fires Kelso continued the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road" capabilities regardless of the climate or the severity of the terrain.

The catalyst to our interest in this business development opportunity was our dedication to public safety and the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.

We considered the engineering challenge and ambition worth pursuit as environmental experts warn that that the net damage costs and human safety issues due to climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harms way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness.

Kelso through its wholly owned subsidiary KIQ X Industries continued its plans to become a leading developer of this new generation of specialized wilderness response transportation equipment.  Products in development grew to include the proprietary KXI vehicle suspension system, ordinance trailers, custom tires and other specialty equipment.

In 2020 the Company is scheduled to complete two KXI equipped production prototype vehicles to prepare for the first commercial offering to the marketplace.  The Company will then move into a pilot production model where we intend to produce and sell 24 KXI equipped vehicles before scaling to our production needs based on projected sales and reserved orders.

During 2019 the Company registered the Company's stock option plan by filing a Form S-8, Registration Statement under the Securities Act of 1933 with the Securities and Exchange Commission, permitting our US based employees to exercise their stock options without further regulatory registration.

Capital Expenditures

The Company has no material capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of the Company's common shares during the Company's last financial year or current financial year.

B. Business Overview

Markets and Business Model

Kelso is an engineering company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation to date has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases. The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment and "road-to-no-road" suspension systems for motor vehicles being used in rugged wilderness terrains.

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. , KIQ Industries Inc.and KXI Wildertec Industries Inc.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016; and $18,910,122 for the year ended December 31, 2015.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015.

Our primary market (hazmat rail tank cars) that slowed considerably during the rail recession in 2016 and 2017 improved in 2018 to restore the Company's financial health and remains profitable to the date of this report.  Hazardous commodity businesses that were in cut back positions from 2015 to 2017 returned to healthier levels in 2018 with additional business momentum in 2019.

In North America industry rail tank car analysts expect tank car backlog to remain at healthy levels.  Production in 2019 was approximately 21,000 tank cars and over 17,000 tank cars are projected in 2020.  Overall tank car loadings increased 3.5% in 2019 and a 2.5% increase is expected in 2020.  Kelso supplied its specialized tank car equipment to over 8,000 tank cars in 2018 and over 12,000 tank cars in 2019.  Depending on the makeup of customers' specifications and the status of our AAR approvals, sales of our valves can range to over $10,000 per tank car in future periods.

Long AAR approval processes slow our ability to improve sales with additional rail tank car equipment. The Company continues to pursue AAR approvals for our ceramic ball bottom outlet valve ("BOV"), pressure car pressure relief valve ("PCH"), ball valve, manway covers and angle valve although the process takes considerable time to complete.  Final approvals will depend on administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to short-term profit goals. Management believes its AAR approved rail tank car products still provide meaningful revenue opportunities that will contribute to the longer-term health of Kelso.

Our roots and reputation in rail tank car technologies have established a solid foundation for corporate diversification strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers.

In response to a dismal performance in 2017 management actively looked for new diverse market opportunities outside of the rail industry to pursue.  The goal was to spread our business risk to diminish the severe negative impact of the historic down cycles in the rail industry.

The growing challenges regarding the safety and access capabilities of emergency responders fighting wilderness fires motivated Kelso to begin the development of a unique vehicle suspension system.  This innovative equipment provides new rapid response road-to-no-road capabilities regardless of weather, climate or the severity of the terrain.  Known as the KXI™ Suspension System (KXI) it is based on thirty years of active wilderness research and experience.

In 2020 the Company is scheduled to complete two production prototype vehicles to prepare for the first commercial offering to the marketplace.  The Company will then move into a pilot production model where we intend to produce and sell 24 vehicles before scaling to our production needs based on projected sales.

The catalyst to our interest in this business development were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of new technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.  These potential markets are multi-billion dollar opportunities.  The total automotive aftermarket conversion industry is valued at approximately $44 billion annually.

Business Model

During the past decade Kelso has worked to become a leading developer and supplier of a wide range of proprietary rail tank car valves designed primarily for use in the hazmat shipment market.  Our valve business has grown and proven to help shippers safely deliver hazmat commodities wherever they need to go in North America.  The evolution to customer driven product development in recent years now bring Kelso unique competitive advantages with customers as management pursues its goals of positive financial performance for years to come.

Our business model is kept smart, simple and focused on customer needs.  We concentrate on sound business fundamentals, operational practices, EBITDA returns and careful capital management.  Today, we invest in customer driven co-engineered product development to improve the probability of market adoption.  This allows us to prepare marketing initiatives to capitalize on sales opportunities.  We monitor industry trends and regulated technology requirements to select R&D projects that can be fruitful for our future revenue streams.  The ambition is that our engineering team can proactively resolve issues for customers before reactionary measures are required.

The Company believes the key components of the Company's business model include:

  experienced executive management, including directors and officers with many years of business experience;
  focused strategic plans that are achievable, flexible and sustainable;
  access to development capital through reputable public company governance;
  corporate branding as a reliable supplier of high-quality railroad equipment;
  exceptional customer service;
  industrial engineering capability for product solutions based on customers' specific criteria;
  growth of "next generation" transportation service equipment for rail, road and wilderness transportation applications through in-house product development;
  product diversification plans to diminish revenue risk factors from historically cyclical products;
  acquisition of new or established products that can grow new markets under the Company's management;
  marketing initiatives that promote awareness of the quality of the Company's products and the economic value proposition they offer to interested stakeholders;
  reliable loyal customers to fuel predictable profitable business growth; and
  maintenance of a proven effective and efficient production infrastructure and capacity designed to meet demand.

Although still a small enterprise the Company believes that it remains at the forefront of technology development for the railroad industry as it has successfully developed new products which are designed to address current industry and customer demand and which replace products that are based on technology which was developed in some cases over 80 years ago. The Company's business model is focused on becoming a leader in the design and supply of new technologies aimed at safe operational effectiveness and economic efficiencies in transportation systems.  We are focused on our rail equipment and the development of our wilderness transportation equipment that can diversify and grow our revenues in new market segments.

Rail Tank Car Equipment Market

Currently we offer a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers.  In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities.  Our commercial business evolution began with the adoption of our patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015.  Since 2012 the Company has distributed over 65,000 valves that has generated over $100 million in revenues.

Our products provide a rewarding economic value proposition for all tank car stakeholders.  This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery.  Over the past decade Kelso has been able to develop a niche in the marketplace for many of our products.  Key products include:

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car valves (under AAR field service trials)
  Ball valves (under AAR field service trials)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fuelling equipment
  Other specialty valves, parts, equipment and services

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable.  Kelso is focused on growing its rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

In order to measure and manage rail tank market opportunities the Company analyses the number of total tank car loadings annually to determine best business practices and key commodities to concentrate on in any given period.

The key industry metrics are as follows:

Measure	2014	2015	2016	2017	2018	2019	Estimated 2020
(In thousands)
Total tank car loadings:	3,502	3,796	3,323	3,375	3,637	3,729	3,800
1. Chemicals (includes ethanol)	1,501	1,651	1,493	1,543	1,577	1,574	1,600
2. Petroleum	784	900	863	941	1,081	1,173	1,200
3. Food	439	452	433	438	452	432	444
4. Crude-by-rail	518	525	281	191	266	339	362

Number of tank cars delivered	35,293	36,065	17,841	8,948	10,455	21,122	TBD
Performance (In thousands of $)
Kelso revenues	$ 23,817	$ 18,911	$ 8,077	$ 6,063	$ 12,717	$ 20,550	TBD
EBITDA (loss)	$ 6,844	$ 386	$ (3,056)	$ (4,609)	$ 1,002	$ 4,233	TBD
Earnings (loss)	$ 4,026	$ (2,511)	$ (2,466)	$ (5,016)	$ 194	$ 3,334	TBD

Based on current projections from industry analysts total tank car loading levels in 2020 are expected to be consistent with 2019 levels.

The Company continues to develop new rail service equipment products that are anticipated to provide new financial growth opportunities for the Company.  We focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.
  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.
  To improve the customers' operating effectiveness and economic rewards with proven reliable equipment.
  To build reliable equipment featuring high quality milled parts eliminating problematic cast parts that cause a high level of negative performance issues that lead to complex expensive repair logistics for customers.
  To ensure that customers benefit with more profitable in-service time for tank cars.

Wilderness Transportation Equipment Market

Kelso through its wholly owned subsidiary KIQ X Industries Inc. is working to become a leading developer of a new generation of specialized wilderness response transportation equipment.  Products in development now include proprietary KXI vehicle suspension system, ordinance trailers, custom tires and other specialty equipment.

In 2017 in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso began the development of a unique vehicle suspension system that provided new rapid response road-to-no-road capabilities regardless of the climate or the severity of the terrain.  Known as the KXI™ Suspension System ("KXI") it is a unique technology based on thirty years of active wilderness research and experience.

In 2020 the Company is scheduled to complete two KXI equipped production prototype vehicles to prepare for the first commercial offering to the marketplace.  The Company will then move into a pilot production model where we intend to produce and sell 24 KXI equipped vehicles before scaling to our production needs based on projected sales and reserved orders.

The catalyst to our interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.  These potential markets are multi-billion dollar opportunities.  The total automotive aftermarket conversion industry valued at approximately $44 billion annually.

We considered the engineering challenge and ambition worth their pursuit as environmental experts warn that that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought.  Wilderness and populated areas will be in harms way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness.

The basic design premise of KXI is to manage the center-of-gravity to better balance a wheeled vehicle with automated gyroscopic controlled air suspension.  This ensures that the driver, passengers and payload remain in a stable level position when driving in difficult remote wilderness terrains including extreme hills and side-hill challenges.  Our testing has confirmed that commercial stakeholders can expect the KXI to provide:

  All weather - all terrain "Road-To-No-Road" emergency response capabilities that eliminates time consuming trailer transportation costs for heavy equipment needed in difficult service areas.
  Better mobility capabilities for commercial customers who must operate in extreme rough wilderness terrains in wheeled vehicles for the purpose of safely reaching remote destinations with multiple passengers and maximum payload with minimal negative impact on the environment.
  Low environmental impact where KXI reduces nominal ground pressure of the vehicle (floatation weight) to under the government's recommended 2 PSI resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.
  Gyroscopic balanced ride improves access in heavily sloped wilderness provides higher speed of response to emergency events.
  Cost reductions when helicopters, track-based vehicles and heavy equipment transport can be diminished by less expensive KXI technologies.

KXI is designed for the aftermarket conversion of existing vehicles.  We do not build vehicles - we retrofit the KXI on currently available vehicles.  The rollout plan for the KXI initially will be distribution to our development partners in Canada that operate in environmentally sensitive terrain before moving into the USA and other world markets.

Production and Services

Kelso currently operates two rail equipment production and R&D facilities totalling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from AAR.

KXI production operations are located in Kelowna, British Columbia, Canada.  The Company is currently producing two KXI equipped production prototypes that will form the foundation of our pilot production program.  Production drawings and tooling will be completed and ready to be tested in a 24 vehicle limited pilot production run scheduled in 2020.

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

Competitive Conditions

The ability of the Company to compete for and acquire production contracts for the Company's products in the future will depend on a number of factors, including the Company's ability to continue to offer reliable high quality technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Intangible Properties

The Company's intangible property, particularly the Company's intellectual property rights, plays an important role in securing the Company's competitive advantage. The Company held the patent for the Company's PRV technology Patent 5,855,225 which expired January 29, 2016.  The Company holds the patents for the Company's PRV Patent No. 9,568,146 B1 issued February 14, 2017 and for the Company's OBM Patent 7,104,722 B2 which expires in 2023 and has a trademark for the Company's One Bolt Manway (Registration Number 4,282,652).  The Company holds the patent for the Company's ceramic BOV Patent 9470320 issued on January 13, 2016. The Company also holds the patent for the Company's VRV, Patent 9,441,749expiring in 2033.  On February 8, 2017 the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS") and continued patent work and international patent applications were filed on February 3, 2018.

These patents and trademarks are critical to the Company's success as they provide a significant advantage to the Company over the Company's competitors. See "Risk Factors" for a discussion of risk factors relating to the Company's intellectual property and competition.

Seasonality/Cycles

The cyclical nature of the Company's rail business reflects the cyclical nature of the tank car industry.  Historically, uptrend cycles can last up to 3 to 5 years, followed by reduced building activity for 3 to 5 years as inventories of new cars are worked into the fleet.

Economic Dependence

The Company's business is dependent on the Company's ability to create, produce and distribute the Company's unique proprietary products such as the Company's patented pressure relief valves, one-bolt manway, vacuum relief valves bottom outlet valves and Wilderness Response Transportation Technologies.  See "Material Contracts".

Employees

As at December 31, 2019, the Company had 45 employees (December 31, 2018 - 40 employees), including employees of the Company's subsidiaries. The largest group of employees works at the Company's production facilities in Bonham, Texas and the remainder work in British Columbia.

Reorganizations

In April 2010, the Company completed a reorganization of the Company's management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of the Company's Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of non-hazardous and HAZMAT commodities as well as rail safety. The primary regulatory body in the United States for the railroad transportation industry is the U.S. Department of Transportation and the Federal Railroad Administration, PHMSA and in Canada it is Transport Canada. The Company endeavours to develop all of the Company's products and operate the Company's business in compliance with all applicable government regulations and testing requirements. The Company certifies the Company's products on an ongoing basis in accordance with AAR guidelines and government regulations.

C. Organizational Structure

The Company has five wholly-owned subsidiaries, Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. and KIQ X Industries Inc. Subsequent to the year-end the Company incorporated KXI Wildertec Industries Inc.  Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries. No subsidiary has a class of restricted securities. See "Information on the Company - History and Development of the Company".

D. Property, Plants and Equipment

The Company currently operates two facilities totalling 50,000 square feet in Bonham, Texas.  The Company is fully qualified and certified to produce products for the railroad and other industries.  It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads. See "Business Overview" for additional information regarding the Company's facilities, including a discussion of the productive capacity and extent of utilization of the Company's facilities and products produced.  To the best of the Company's knowledge, there are no environmental issues that may affect the Company's utilization of the Company's assets.

KXI production operations are located in Kelowna, British Columbia, Canada.  The Company is currently producing two KXI equipped production prototypes that will form the foundation of our pilot production program.  Production drawings and tooling will be completed and ready to be tested in a 24-vehicle limited pilot production run scheduled in 2020.

As at December 31, 2019, the total carrying value for the Company's property, plant and equipment was $3,389,994 (December 31, 2018: $3,087,893), the breakdown of which is as follows: land - $12,558 (December 31, 2018: $12,558), buildings - $2,342,192 (December, 2018: $2,439,784), leasehold improvements - $6,474 (December 31, 2018: $8,093), production equipment - $237,642 (December 31, 2018: $288,991)  and prototypes $686,336 (December 31, 2018: $338,467).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2019 ("Fiscal 2019"), December 31, 2018 ("Fiscal 2018") and December 31, 2017 ("Fiscal 2017") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2019, Fiscal 2018 and Fiscal 2017 (collectively, the "Reported Periods") were prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31 2019	Year ended December 31 2018	Year ended December 31 2017
Revenues	$ 20,550,682	$ 12,716,596	$ 6,062,778
Cost of goods sold	$ 10,967,803	$ 7,429,380	$ 5,044,093
Gross profit	$ 9,582,879	$ 5,287,216	$ 1,018,685
Gross profit margin	46.6%	41.6%	16.8%
Expenses including non-cash items	$ 6,149,759	$ 5,343,927	$ ,6,184,892

	Year ended December 31 2019	Year ended December 31 2018	Year ended December 31 2017
Deferred income tax expense (recovery)	$ -	$ -	$ (172,433)
Income tax expense (recovery)	$ 99,077	$ (251,164)	$ 22,137
Net income (Loss) for the year	$ 3,334,043	$ 194,453	$ (5,015,911)
Number of common shares outstanding	47,170,086	47,170,086	46,911,752
Basic earnings (Loss) per common share	$ 0.07	$ 0.00	$ (0.11)
EBITDA(Loss)	$ 4,233,339	$ 1,017,153	$ (4,608,683)
Cash	$ 4,418,236	$ 1,246,244	$ 411,223
Working capital	$ 7,937,873	$ 4,469,882	$ 3,628,911
Total assets	$ 13,731,571	$ 9,944,990	$ 9,165,199
Shareholders' equity	$ 11,845,275	$ 8,165,734	$ 7,565,233
Dividends paid per share	$ 0.00	$ 0.00	$ 0.00

Revenues for 2019 rose due to increased demand for our rail tank car service equipment for applications in chemicals, petrochemicals, food and crude oil. Throughout 2019 Kelso continued to take successful measures to improve positive cash flows from operations.  We began to see the correction of several years of weak financial performance in 2018 and the turnaround of sales momentum was very apparent in 2019.  The uptrend in capital spending in the rail and truck hazmat marketplace fuelled our positive performance in 2019.

From 2017 through 2019 our strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry.  This was an imperative strategic goal as management believed that it was essential to achieve a healthy turnaround of our future financial performance after a dismal 2017.

We have been able to stabilize our business environment, cut costs and eliminate an inefficient marketing workforce.  Under these initiatives we have experienced improved sales growth with better contribution margins providing a steady improvement of our available capital reserves.  This turn of events has allowed us to continue to pursue our ambitions to develop new business opportunities, sales growth and new products requiring regulatory certifications.

Although many operational and human resource expenses have been reduced over the past three years, our capital management remains challenging.  However, recent improvements in cash flows from sales growth that started in 2018 and continued in 2019 have been more than adequate to fund our ongoing business activities. The Company currently operates without the need for immediate access to new equity capital or new credit facilities.  The Company's goal is to avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt.

Throughout the last three years, we have been able to stabilize Kelso with new business processes, new personnel, dramatic changes to our corporate culture and the successful introduction of a more effective and economic approach to customer service, marketing and sales.  Our key objectives to achieve balanced growth of profitability through revenue streams from a more diverse portfolio of products were achieved in 2018 and 2019.

See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

For Fiscal 2019, the Company reported growth of net income to $3,334,043 ($0.07 per share) against revenues of $20,550,682 compared to a net income of $194,453 ($0.00 per share) against revenues of $12,716,596 for Fiscal 2018.

Gross profit margin grew to $9,582,879 (47% of revenues) for Fiscal 2019 compared to $5,287,216 (42% of revenues) for Fiscal 2018. Gross profits reflect our new business processes, production volume, new human resources, changes to our corporate culture and our improved approach to customer service, marketing and sales processes.

Total operational expenses rose to $6,087,357 during Fiscal 2019 which were in line with management's expectations to facilitate the current rail business growth and the business development of our wholly owned subsidiary KIQ X Industries compared to $4,955,448 for Fiscal 2018.

Factors in the reported income for Fiscal 2019 include expenses related to ongoing marketing initiatives in the amount of $288,893 (2018 - $266,152) and related travel costs of $197,293 (2018 - $159,800). These expenses are related to ongoing marketing programs for existing and new products entries. Our new customer service and marketing initiatives and sales processes have proven to be more effective and economically beneficial compared to past years.  These changes contributed to a 62% increase in sales volume with above average gross margin returns.

A key component of our future business growth is the research, design, testing and qualification of new products. During Fiscal 2019 our industrial product design and development costs were $1,129,007 (2018 - $1,352,817). In addition to our ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of our KXI wilderness response technologies and includes the development expenses of production infrastructure to convert multiple vehicles for customers. New product developments are necessary to provide diverse opportunities for Kelso to grow its future revenues from new markets and diminish the financial affects of a historically cyclical rail tank car market.

Management continues to expand its rail operations and its new subsidiary KIQ X Industries featuring our KXI product development that is focused on the generation of new diverse business growth. This is reflected in our investments in human resources, marketing, sales and production operations for Fiscal 2019. The Company recorded office and administrative costs of $2,219,711 (2018 - $1,667,646), management compensation was $1,037,586 (2018 - $610,570). Management compensation includes an accrual for contractual management performance bonuses for the year ended December 31, 2019 of $496,894 (2018 - $70,035).  Management bonuses are accrued by quarter and are paid based upon the audited year end balance not later than May 15 of the year following. In addition, the Company implemented a key employee bonus plan which amounted to $280,900 for Fiscal 2019. This amount is to be paid not later than April 15,2020. Consulting and filing fees were $386,661 (2018 - $196,823) while investor relations remained unchanged at $84,000 (2018 - $84,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges.  Costs for these professional audit and legal services were $321,945 for Fiscal 2019 (2018 - $194,282).  This includes ongoing US tax and audit requirements. Other legal costs relate to patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (Form 20-F and Form S-8).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore we have recorded an unrealized foreign exchange loss of $27,698 for Fiscal 2019. Net income and comprehensive income for Fiscal 2019 was $3,334,043 after deducting non-cash items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $384,827, share-based expense ("Black-Scholes") in the amount of $345,498; write off of inventory of $62,402 and a bad debt recovery of $20,206.

The Company has recorded an income tax expense of $99,077 for Fiscal 2019 compared to an income tax recovery of $251,164 for Fiscal 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

For Fiscal 2018, the Company reported net income of $194,453 ($0.00 per share) against revenue of $12,716,596 compared to a net loss of $5,015,911 ($0.11 per share) against revenue of $6,062,778 for the year ended December 31, 2017. The Company's gross profit percentage increased to 41.6% from 16.8% in 2017. The increase in gross profit percentage is mainly due to operating efficiency improvements. Also, in 2017 an inventory write-off of $470,654 was recorded which depressed the margin.  Excluding this write-off, the margin would have been 24.6% for 2017. Net income and comprehensive income for Fiscal 2018 was $194,453 after deducting non-cash items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $277,580, share-based expense ("Black-Scholes") of $403,548 and net income tax recovery of $251,164.

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

B. Liquidity and Capital Resources

The Company's primary source of revenue to date is from new rail tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry.  As at the end of Fiscal 2019 there were no material commitments for capital expenditures.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of the Company's products. In Fiscal 2018, 8,334 share purchase options were exercised at a price of US$0.30/share. No share purchase options were exercised in 2019.  If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet the Company's future financial obligations and the Company's operations may be adversely affected.

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

December 31, 2019 Compared to December 31, 2018

At December 31, 2019 the Company had cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 compared to cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 at December 31, 2018.

The Company has accrued income tax payable of $71,341 for the year ended December 31, 2019 compared to an income tax payable of $466,739 at December 31, 2018.

The working capital position of the Company at December 31, 2019 was $7,937,873 compared to $4,469,882 at December 31, 2018. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,824,563 of additional cash flow plus $4,418,236 of available cash to discharge accounts payable and accrued liabilities of $1,795,745 on a timely basis subsequent to December 31, 2019.  Income taxes payable are due mid 2020.

Net assets of the Company improved to $11,845,275 at December 31, 2019 compared to $8,165,734 at December 31, 2018.  The Company had no interest-bearing long-term liabilities or debt at December 31, 2019.

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

Net assets of the Company were $8,165,734 at December 31, 2018 compared to $7,565,233 at December 31, 2017. At December 31, 2018, the Company had no interest-bearing long-term liabilities or debt.

C. Research, Development, Patents and Licenses, etc.

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

The Company has spent the following amounts on research in last three years: $1,129,007 in Fiscal 2019; $1,352,817 during Fiscal 2018; and $1,572,714 during Fiscal 2017. The majority of these expenditures have been incurred designing and developing the ASCS wilderness suspension technologies in 2019, 2018 and 2017.

D. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2019 relating to long-term debt obligations, purchase obligations or other long-term liabilities reflected on the Company's latest statement of financial position as at December 31, 2019. The Company has lease obligations for warehouse space in Kelowna, British Columbia as well as for vehicles used in the development of prototypes. Under IFRS these leases are recorded on the Company's statement of financial position.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director President and CEO	President of Bondwest Enterprises Inc. Director of SIQ Mountain Industries Inc. (SIQ: TSXV).
Richard Lee	CFO	Self-employed businessman. CFO of the Company since April 8, 2010. CFO and Director of SIQ Mountain Industries Inc. (SIQ: TSXV) and CFO of Happy Creek Minerals Inc. (HPY:TSXV),
Peter Hughes	Director Compensation Committee Member

Self-employed businessman. President and CEO of SIQ Mountain Industries Inc. (SIQ: TSXV); Director of Yuntone Capital Corp. (YTC.H: TSXV), CEO and Director of Gourmet Ocean Products Inc. (GOP:TSXV) and Director of Navion Capital Inc. (NAVN.P: TSXV).

Tony Andrukaitis	Director Executive Vice President Business Development, COO	Independent Business Consultant.
Paul Cass	Director Audit Committee Member Compensation Committee Member	Self-Employed Businessman.
Laura Roach	Director Compensation Committee Member Corporate Governance and Nominating Committee Member	Attorney and partner at the national law firm McCathern Law located in Frisco, Texas.
Jesse V. Crews	Director Audit Committee Member Corporate Governance and Nominating Committee Member	Chief Investment Officer of Trinity Industries Leasing Company.
Frank Busch (1)	Director Audit Committee Member Corporate Governance and Nominating Committee Member	Chief Executive Officer of NationFUND Access Capital Corporation

(1) On February 11, 2020 Mr. Phil Dyer resigned as a director of the Company and Mr. Frank Busch was appointed to the Board and a member of the Audit Committee in his place.  Mr. Busch is an independent director.

James R. Bond (66 years) - President, CEO and Director

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

Richard Lee (64 years) - CFO

Mr. Lee has been the Company's CFO since April 8, 2010.  Mr. Lee is a graduate of the University of British Columbia with a Bachelors' degree in Commerce. In addition, he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.  Mr. Lee serves as CFO and a Director of SIQ Mountain Industries Inc, a company listed on the TSXV; as well as CFO of Happy Creek Minerals Inc., a company listed on the TSXV. Mr. Lee was also a Director of Invictus MD Strategies Corp. from June 4, 2019 to February 25, 2020.

Peter Hughes (58 years) - Lead Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of the Company's Compensation Committee and Corporate Governance & Nominating Committee. Mr. Hughes has 35 years' business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy, mining, aquaculture and sports technology. Mr. Hughes is a graduate of the University of British Columbia with a Bachelors' degree in Science, Canadian Securities Course and Director's and Officer's Course. Mr. Hughes currently serves as a President and CEO of SIQ Mountain Industries Inc., Director of Yuntone Capital Corp., CEO and Director of Gourmet Ocean Products Inc. (GOP:TSXV) and a Director of Navion Capital Inc. all of which are on the TSXV.

Tony Andrukaitis (66 years) - Director, Executive Vice-President Business Development and COO

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

Paul Cass (63 years) - Director

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

Laura Roach (48 years) - Director

Ms. Roach is partner at the national law firm McCathern Law located in Frisco, Texas, where she is a civil and family law attorney primarily focused on mediation, divorce and civil litigation. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine's Super Lawyers every year since 2013. Ms. Roach has received the highest ranking in Legal and Ethical standards by Martindale Hubbell.  Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BSc from the University of Arizona.

Jesse V. Crews (67 years) - Director

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

Mr. Crews is a member "Emeritus" of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia.  He earned a Masters' in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Frank Busch (41 years) - Director

Mr. Busch's expertise is finance, business development and indigenous relations as Director of Community Engagement with the First Nations Finance Authority in Canada.  Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute and a post-graduate Certificate in Finance from Harvard University in preparation for entering the Masters of Liberal Arts in Extension Studies Field: Finance at Harvard. Mr. Busch is an expert in the field of Indigenous Engagement and Relations and has spoken publically, published articles and advised companies and organizations of all sizes on the subject.  Mr. Busch was appointed to the Board of Directors on February 11, 2020.

Family Relationships

There are no family relationships between any of the Company's directors and senior management listed above.

B. Compensation

During Fiscal 2019, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Fiscal Year Ended December 31, 2019
	Salary ($)	Option-based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	$180,000	$40,554	N/A	$220,554
Richard Lee CFO	$180,000	$40,554	N/A	$220,554
Peter Hughes Director	N/A	$20,277	$39,750	$60,027
Tony Andrukaitis Director, Executive Vice President Business Development and COO	$180,000	$40,554	N/A	$220,554
Phil Dyer Director	N/A	$27,037	$23,000	$50,037
Paul Cass Director	N/A	$27,037	$18,000	$45,037

Name and Principal Position	Fiscal Year Ended December 31, 2019
	Salary ($)	Option-based Awards ($)	All other compensation ($)	Total compensation ($)
Laura Roach Director	N/A	$27,037	$18,000	$45,037
Jesse V. Crews Director	N/A	$32,851	$21,750	$54,601

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

The maximum aggregate number of common shares that may be reserved for issuance pursuant to the Option Plan shall be a rolling number of common shares equal to 10% of the total issued and outstanding common shares of the Company from time to time.  Any common shares in respect of which previously granted options have been exercised shall not be deducted from the number of common shares reserved for issuance under the Option Plan and shall again be available for grant under the Option Plan.  In addition, the aggregate number of common shares which may be reserved for issuance pursuant to the Option Plan or any other share compensation arrangement (pre-existing or otherwise) to any one participant under the Option Plan within a one-year period shall not exceed 5% of the common shares (on a non-diluted basis) outstanding at the time of the grant.  The maximum number of common shares which may be issued to insiders within any one-year period under the Option Plan or under any other share compensation arrangement taken together shall not exceed 10% of the common shares outstanding from time to time.

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

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2019:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
James R. Bond	100,000 100,000 100,000 100,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 20, 2023 August 19,2024	0 42,000 22,000 0

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
Richard Lee	100,000 100,000 100,000 100,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 20, 2023 August 19,2024	0 42,000 22,000 0
Peter Hughes	50,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 23, 2023 August 19, 2024	0 21,000 11,000 0
Tony Andrukaitis	100,000 100,000 100,000 100,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 23, 2023 August 19, 2024	0 42,000 22,000 0
Phil Dyer	200,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 23, 2023 August 19, 2024	0 21,000 11,000 0
Paul Cass	200,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 23, 2023 August 19, 2024	0 21,000 11,000 0
Laura Roach	200,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78	August 18, 2021 November 28, 2022 August 23, 2023 August 19, 2024	0 21,000 11,000 0
Jesse V. Crews	200,000 50,000 50,000	0.57 0.50 0.78	April 17, 2023 August 23, 2023 August 19, 2024	30,000 11,000 0

(1) Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2019 (being US$0.72) and the exercise price of the option.

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

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2019.

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

Audit Committee

During the fiscal year ended December 31, 2019, the  members of the audit committee were Phil Dyer (Chairman), Paul Cass  and Jesse Crews.  On February 11, 2020 Mr. Dyer resigned from the Board of Directors of the Company and was replaced by Mr. Frank Busch as a director on the audit committee and Mr. Paul Cass was named Chairman of the audit committee. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator, Messrs. Dyer, Cass and Crews were independent and the current audit committee consisting of Paul Cass, Jesse Crews and Frank Busch are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee.  The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com.  The audit committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.  The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee which can be viewed on the Company's website at www.kelsotech.com.  The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under NP 58-201 "Corporate Governance Guidelines" and the applicable NYSE American rules.  The  members of the Compensation Committee are Messrs. Hughes (Chairman) and Cass and Ms. Roach.

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

Each member will have skills and/or experience which are relevant to the mandate of the Committee.  During the financial year ended December 31, 2019, the members of the Corporate Governance and Nominating Committee were Messrs. Dyer, Crews (Chairman) and Ms. Roach. On February 11, 2020 Mr. Dyer resigned from the Board of Directors of the Company and was replaced by Mr. Frank Busch as a director on the Corporate Governance and Nominating Committee.

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

D. Employees

As at December 31, 2019, the Company had 45 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas.  Canadian personnel work in Kelowna, British Columbia. There has been no significant change in the number of employees since December 31, 2018. At the date of this filing, the Company's employees are not unionized and all employees are full-time.  At December 31, 2018, the Company had 40 employees, including employees of the Company's subsidiaries.

E. Share Ownership

As of December 31, 2019, the Company's directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,368,300(2)	2.90	400,000
Peter Hughes Director	16,000	0.003	200,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	264,000	0.56	400,000
Phil Dyer Director	10,000	0.021	350,000
Paul Cass Director	69,000	0.146	350,000
Laura Roach Director	6,390	0.013	350,000
Jesse V. Crews Director	107,097	0.227	300,000
Richard Lee CFO	144,500	0.306	400,000

(1)Based on 47,170,086 common shares issued and outstanding as at December 31, 2019.

(2)Mr. Bond holds 552,500 common shares directly; 660,800 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond's spouse.

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

As at December 31, 2019, the registrar and transfer agent for the Company reported that there were 47,170,086 common shares of the Company issued and outstanding. Of these, 43,140,454 were registered to Canadian residents (10 recorded shareholders), 4,018,204 were registered to residents of the United States (19 recorded shareholders) and 11,428 were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2019, management fees for the Company were $540,692 (Fiscal 2018 - $540,535; Fiscal 2017 - $544,014). At December 31, 2019, the amount due to related parties (unsecured and have no interest) was $537,644 (Fiscal 2018 - $19,500; Fiscal 2017 - $45,262). Management bonuses of $496,894 were earned in Fiscal 2019 (Fiscal 2018 - $70,035 and Fiscal 2017 - Nil); $40,750 related to accrued Directors fees (Fiscal 2018 - $19,500; Fiscal 2017 - $16,500) and there were no amounts due for reimbursement of expenses to a director of the Company.  Expense reimbursements are due on demand.  Related party transactions during Fiscal 2019, Fiscal 2018 and Fiscal 2017 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2019 were $255,902; $262,261 in Fiscal 2018 and $264,172 for Fiscal 2017.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2019 including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2019 and 2018, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017.

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

Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2019 that have not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE American(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2019	2.19	0.55	1.66	0.41
December 31, 2018	1.25	0.46	0.96	0.3591
December 31, 2017	1.40	0.315	1.08	0.27
December 31, 2016	1.90	0.96	1.44	0.70
December 31, 2015	5.70	1.30	5.11	0.79

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

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
December 31, 2019	1.12	0.91	0.90	0.69
September 30, 2019	2.06	0.82	1.58	0.61
June 30, 2019	2.19	0.90	1.66	0.69
March 31, 2019	1.19	0.55	0.90	0.41
December 31, 2018	1.11	0.46	0.85	0.3591
September 30, 2018	1.25	0.52	0.96	0.3869
June 30, 2018	0.86	0.47	0.655	0.37
March 31, 2018	1.05	0.59	0.87	0.4801

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and NYSE American were as follows:

Month Ended	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low

February 28, 2020	1.32	0.90	1.00	0.70
January 31, 2020	1.00	0.85	0.78	0.65
December 31, 2019	1.07	0.91	0.83	0.69
November 30, 2019	1.12	0.97	0.88	0.74
October 31, 2019	1.20	0.93	0.90	0.70
September 30, 2019	1.15	0.91	0.92	0.68

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

  the non-resident holder;
  persons with whom the non-resident holder did not deal at arm's length; or
  the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of the Company's capital stock at any time during the 60-month period immediately preceding the disposition of such shares.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions which are taxable dividends, and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum U.S. federal rate of 15%.  Distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Additional information, including the Company's Consolidated Financial Statements, press releases and other required filing documents are available under the Company's profile on SEDAR at www.sedar.com. in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.  Copies of such documents may also be viewed by appointment during normal business hours at the Company's registered and records office being the offices of Clark Wilson LLP, 900 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

I. Subsidiary Information

The Company operates in conjunction with the Company's five wholly-owned subsidiaries Kelso Technologies (USA) Inc. (incorporated on August 3, 2005 in the State of Nevada), Kel-Flo Industries Inc. (incorporated on June 20, 2012 in the State of Nevada), KIQ Industries Inc. (incorporated on October 7, 2014 in the State of Nevada) and KIQ X Industries Inc. (incorporated on December 12, 2017 in the Province of British Columbia, Canada).  KXI Wildertec Industries Inc. (incorporated on February 17, 2020 in the Province of British Columbia, Canada).  Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries and none of the subsidiaries has a class of restricted securities

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies the Company's financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable and due to related parties and accounts payable and accrued liabilities are classified as financial instruments measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and

  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $4,418,236 at December 31, 2019 (December 31, 2018 - $1,246,244).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,824,563 at December 31, 2019 (December 31, 2018 - $1,224,235).

The Company's concentration of credit risk for accounts receivable at December 31, 2019 with respect to Customer A is $476,341 (2018 - $271,564) and Customer B is $172,841 (2018 - $161,556).  The Company has an allowance for doubtful accounts of $Nil at December 31, 2019 (2018 - $27,653).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

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

At December 31, 2019, the Company had cash in the amount of $4,418,236 (December 31, 2018 - $1,246,244) and accounts receivable of $1,824,563 (December 31, 2018 - $1,224,235) to settle accounts payable and accrued liabilities of $1,638,020 (December 31, 2018 - $1,312,517) with the following due dates; trade accounts payable of $1,100,376 (December 31, 2018 - $1,222,982) are due within three months; and due to related party balances of $537,644 (December 31, 2018 - $89,535) are payable not later than May 15th, of the following year.

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

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

At December 31, 2019 and December 31, 2018, the Company's net exposure to foreign currency risk was as follows (in US):

	December 31, 2019	December 31, 2018
Net (liabilities)	$ (55,554)	$ (147,910)_)

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $7,776 (December 31, 2018 - $20,700) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

See "Item 17. "Financial Statements".

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

At the Company's annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include provisions for: (i) uncertificated shares; (ii) conversion of fractional shares into whole shares in accordance with the Business Corporations Act (British Columbia); (iii) participation in shareholders' meetings by telephone and other communication mediums; (iv) flexibility to the board of directors to make certain alterations to the Company's authorized share structure by way of directors resolution as opposed to the Company having to incur the additional costs of obtaining shareholder approval; and (v) allowing for change of the Company's name by directors resolution instead of by an ordinary resolution of the shareholders of the Company. In addition, shareholders approved the adoption of advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

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

Management assessed the Company's internal control over financial reporting as of December 31, 2019, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

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

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company's board of directors has determined that Phil Dyer qualified as an "audit committee financial expert" as defined in Item 16A (b) of Form 20-F and is an "independent director" as the term is defined by Section 803 of the NYSE American Company Guide.

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was amended by the Board of Directors on March 16, 2020 that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer.  The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2019 and the fiscal year ended December 31, 2018:

	December 31, 2019 (CAD$)	December 31, 2018 (CAD$)
Audit Fees	90,000	85,000
Audit-Related Fees	15,500	5,000
Tax Fees	-	6,500
All Other Fees	N/A	N/A
Total Fees	105,500	96,500

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

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Exhibits Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated January 1, 2017(2)
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated January 1, 2017(2)
10.03	Professional Services Agreement with Anthony Andrukaitis dated January 1, 2017(2)
10.04	Stock Option Plan(1)
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Technology Development Agreement with G & J Technologies Inc.(3)
11*	Code of Business Conduct and Ethics dated March 16, 2020
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits Exhibit No.	Description
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01*	List of Subsidiaries
(99)	Additional Exhibits
99.3	Audited annual financial statements for the year ended December 31, 2015(4)
99.4	Audited annual financial statements for the year ended December 31, 2016(5)
99.5	Audited annual financial statements for the year ended December 31, 2017(6)
99.6	Audited annual financial statements for the year ended December 31, 2018(7)
99.7	Audited annual financial statements for the year ended December 31, 2019(8)

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on April 3, 2017.

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

(7) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed April 1, 2019.

(8) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 17, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 6, 2020

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 6, 2020

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017
(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kelso Technologies Inc. as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

March 16, 2020

Kelso Technologies Inc.

Consolidated Statements of Financial Position

December 31

(Expressed in US Dollars)

	2019	2018

Assets
Current
Cash and cash equivalents	$4,418,236	$1,246,244
Accounts receivable (Note 5)	1,824,563	1,224,235
Prepaid expenses	96,627	110,258
Inventory (Notes 6 and 7)	3,394,192	3,668,401

	9,733,618	6,249,138
Property, plant and equipment (Note 7)	3,389,994	3,087,893
Intangible assets (Note 8)	607,959	607,959

	$13,731,571	$9,944,990
Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$1,638,020	$1,312,517
Income tax payable (Note 12)	71,341	466,739
Current portion of lease liability (Note 9)	86,384	-

	1,795,745	1,779,256
Long term portion of lease liability (Note 9)	90,551	-

	1,886,296	1,779,256
Shareholders’ Equity
Capital Stock (Note 10)	23,366,542	23,366,542
Reserves (Note 10 (b))	4,238,309	3,892,811
Deficit	(15,759,576)	(19,093,619)

	11,845,275	8,165,734

	$13,731,571	$9,944,990

Approved on behalf of the Board:

“Peter Hughes” (signed)

Peter Hughes, Director

“Paul Cass” (signed”)

Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017
(Expressed in US Dollars)

	Capital Stock
	Number
	of common		Obligation to
	shares	Amount	issue shares	Reserves	Deficit	Total

Balance, December 31, 2016	46,411,752	$22,829,820	$192,946	$3,021,339	$(14,272,161)	$11,771,944
Shares issued	500,000	401,432	(192,946)	-	-	208,486
Share-based expense	-	-	-	469,187	-	469,187
Shares to be issued	-	-	131,527	-	-	131,527
Net loss for the year	-	-	-	-	(5,015,911)	(5,015,911)
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233
Exercise of options	8,334	3,763	-	(1,263)	-	2,500
Shares issued	250,000	131,527	(131,527)	-	-	-
Share-based expense	-	-	-	403,548	-	403,548
Net income for the year	-	-	-	-	194,453	194,453
Balance, December 31 2018	47,170,086	$23,366,542	$-	$3,892,811	$(19,093,619)	$8,165,734
Share-based expense	-	-	-	345,498	-	345,498
Net income for the year	-	-	-	-	3,334,043	3,334,043
Balance, December 31, 2019	47,170,086	$23,366,542	$-	$4,238,309	$(15,759,576)	$11,845,275

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31

(Expressed in US Dollars)

	2019	2018	2017

Revenues (Note 15)	$20,550,682	$12,716,596	$6,062,778
Cost of Goods Sold (Notes 6 and 7)	10,967,803	7,429,380	5,044,093

Gross Profit	9,582,879	5,287,216	1,018,685

Expenses
Office and administration (Note 6)	2,219,711	1,667,646	1,701,723
Management compensation (Note 11)	1,037,586	610,570	544,014
Research (Note 7)	1,129,007	1,352,817	1,572,714
Marketing	288,893	266,152	554,458
Travel	197,293	159,800	430,304
Accounting and legal	321,945	194,282	370,495
Share-based expense (Notes 10 (b) and 11)	345,498	403,548	469,187
Consulting	386,661	196,823	251,055
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	27,698	4,257	(115,643)
Amortization (Notes 7 and 8)	69,271	30,242	17,088
Bad debts	(20,206)	(14,689)	82,042

	6,087,357	4,955,448	5,961,437

Income (Loss) Before the Following:	3,495,522	331,768	(4,942,752)
Interest income	-	-	3,875
Write-off of inventory (Note 6)	(62,402)	(26,031)	(197,729)
Write-off of property, plant and equipment (Note 7)	-	(34,438)	(29,601)
Write-off of intangible assets (Note 8)	-	(328,010)	-

Income (Loss) Before Taxes:	3,433,120	(56,711)	(5,166,207)

Income Tax Expense (Recovery) (Note 12)
Current	99,077	(251,164)	22,137
Deferred	-	-	(172,433)

	99,077	(251,164)	(150,296)

Net Income (Loss) and Comprehensive Income (Loss) for the year	$3,334,043	$194,453	$(5,015,911)

Basic Gain (Loss) Per Share (Note 14)	$0.07	$0.00	$(0.11)

Diluted Gain (Loss) Per Share (Note 14)	$0.07	$0.00	$(0.11)

Weighted Average Number of Common Shares Outstanding
Basic (Note 14)	47,170,086	47,117,369	46,848,053
Diluted (Note 14)	48,186,522	47,451,644	46,848,053

See notes to consolidated financial statements

Kelso Technologies Inc.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	2019	2018	2017

Operating Activities
Net income (loss)	$3,334,043	$194,453	$(5,015,911)
Items not involving cash:
Deferred income tax recovery	-	-	(172,433)
Amortization (Notes 7 and 8)	384,827	277,580	203,980
Write-off of inventory (Note 6)	62,402	26,031	668,383
Write-off of property, plant and equipment (Note 7)	-	34,438	29,601
Write-off of intangible assets (Note 8)	-	328,010	-
Share-based expense	345,498	403,548	469,187
Bad debts (recovery)	(20,206)	(14,689)	82,042
Unrealized foreign exchange loss (gain)	(1,669)	4,257	(115,643)

	4,104,895	1,253,628	(3,850,794)
Changes in non-cash working capital
Accounts receivable	(580,122)	(556,101)	(97,642)
Income tax receivable	-	-	753,223
Prepaid expenses	13,631	73,708	527,897
Inventory	213,283	291,713	567,764
Accounts payable and accrued liabilities	262,725	399,416	582,099
Income tax payable	(395,398)	(254,528)	(112,900)

	(485,881)	(45,792)	2,220,441

Cash Provided by (Used in) Operating Activities	3,619,014	1,207,836	(1,630,353)

Investing Activities
Intangible assets	-	-	(353,010)
Proceeds from disposition of property, plant and equipment	-	700	(33,336)
Acquisition of property, plant and equipment	(428,954)	(371,758)	-

Cash Used in Investing Activities	(428,954)	(371,058)	(386,346)

Financing Activities
Issue of common shares, net of share issue costs	-	2,500	-
Lease liability payments	(19,737)	-	-

Cash Provided by (Used in) Financing Activities	(19,737)	2,500	-

Foreign Exchange Effect on Cash	1,669	(4,257)	115,643

Inflow (Outflow) of Cash and Cash Equivalents	3,171,992	835,021	(1,901,056)
Cash and Cash Equivalents, Beginning of Year	1,246,244	411,223	2,312,279

Cash and Cash Equivalents, End of Year	$4,418,236	$1,246,244	$411,223

Supplemental Cash Flow Information (Note 13)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the New York Stock Exchange (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Effective January 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 was adopted retrospectively with no restatement of comparative periods, as permitted by the transition provisions of the standard.

(b) Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations and KIQ X Industries Inc., which is a British Columbia company incorporated on December 12, 2017. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

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

(iii) Research and development expenditures

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

(iv) Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

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

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

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

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation. At December 31, 2019, the Company has an allowance for doubtful accounts of $Nil (2018 - $27,653).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e) Approval of the consolidated financial statements

The consolidated financial statements of the Company for year ended December 31, 2019 were approved and authorized for issue by the Board of Directors on March 16, 2020.

(f) New accounting standards issued but not yet effective

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	– 4% declining-balance
Production equipment	– 20% declining-balance
Vehicles	– 30% declining-balance
Leasehold improvements	– 5 year straight-line
Prototypes	– 2 year straight-line

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

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

(g) Income taxes

(i) Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income (loss). Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

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

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii) Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

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

(i) Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

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

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Share-based expense (Continued)

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

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

(l) Financial instruments

(i) Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Financial instruments (Continued)

(i) Financial assets (Continued) Subsequent measurement (Continued)

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iii) Fair value hierarchy

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

(m) Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 and 2017 reporting periods have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Leases (Continued)

The Company applied the exemption not to recognize a right-of-use asset (“ROU asset”) and lease liability for leases with less than 12 months of lease term and leases for low- value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

As at January 1, 2019, the Company did not have any leases that were classified as operating leases under IAS 17. As a result, there was no impact on the consolidated statement of financial position at the date of initial application.

The following is the new accounting policy for leases under IFRS 16:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a ROU asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Leases (Continued)

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within “Property, plant and equipment” and the lease liabilities are presented in “Lease liability” on the consolidated statements of financial position.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2019. There are no externally imposed restrictions on the Company’s capital.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and maximum exposure thereto is $4,418,236 (2018 - $1,246,244).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(a) Credit risk (Continued)

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,824,563 (2018 - $1,224,235). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $476,341 (2018 - $271,564), Customer B is $172,841 (2018 - $161,556) (Note 15). The Company has provided for an allowance for doubtful accounts amounting to $Nil at December 31, 2019 (2018 - $27,653).

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

At December 31, 2019, the Company has $4,418,236 (2018 - $1,246,244) of cash and cash equivalents to settle current liabilities of $1,795,745 (2018 - $1,779,256) consisting of the following: accounts payable and accrued liabilities of $1,100,376 (2018 - $1,222,982), due to related party balance of $537,644 (2018 - $89,535), income tax payable of $71,341 (2018 - $466,739) and current portion of lease liability of $86,384 (2018 - $Nil). All payables are due within a year.

(c) Market risk

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (Continued)

(ii) Currency risk (Continued)

As at December 31, 2019 and 2018, the Company had the following assets denominated in CAD (amounts presented in USD):

	December 31, 2019	December 31, 2018

Cash and cash equivalents	$76,389	$15,666
Accounts receivable	66,035	46,979
Accounts payable	(197,967)	(210,555)

	$(55,544)	$(147,910)

Based on the above, assuming all other variables remain constant, a 14% (2018 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $7,776 (2018 - $20,700) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

6.  INVENTORY

	December 31, 2019	December 31, 2018

Finished goods	$100,675	$230,315
Raw materials and supplies	3,293,517	3,438,086

	$3,394,192	$3,668,401

Included in cost of goods sold is $9,443,243 (2018 - $5,974,854; 2017 - $3,376,123) of direct material costs recognized as expense.

Inventory write-off during the year was $62,402 (2018 - $26,031; 2017 - $668,383) of which $Nil (2018 - $Nil; 2017 - $470,654) is included in cost of goods sold and $62,402 (2018 - $26,031; 2017 - $197,729) is included in general and administrative expenses.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production			ROU
Cost	Land	Building	Improvements	Equipment	Vehicles	Prototypes	Asset	Total
Balance, December 31, 2017	$12,558	$2,955,901	$43,715	$809,982	$61,517	$-	$-	$3,883,673
Additions	-	-	-	-	-	406,160	-	406,160
Disposition	-	-	-	-	(61,517)	-	-	(61,517)
Balance, December 31, 2018	$12,558	$2,955,901	$43,715	$809,982	$-	$406,160	$-	$4,228,316
Additions	-	-	-	7,166	-	564,234	117,004	688,404
Balance, December 31, 2019	$12,558	$2,955,901	$43,715	$817,148	$-	$970,394	$117,004	$4,916,720
Accumulated Amortization
Balance, December 31, 2017	$-	$410,037	$32,924	$424,664	$24,502	$-	$-	$892,127
Amortization	-	106,080	2,698	96,327	1,877	67,693	-	274,675
Disposition	-	-	-	-	(26,379)	-	-	(26,379)
Balance, December 31, 2018	$-	$516,117	$35,622	$520,991	$-	$67,693	$-	$1,140,423
Amortization	-	97,592	1,619	58,515	-	216,365	12,212	386,303
Balance, December 31, 2019	$-	$613,709	$37,241	$579,506	$-	$284,058	$12,212	$1,526,726
Carrying Value
December 31, 2019	$12,558	$2,342,192	$6,474	$237,642	$-	$686,336	$104,792	$3,389,994
December 31, 2018	$12,558	$2,439,784	$8,093	$288,991	$-	$338,467	$-	$3,087,893

Included in cost of goods sold is $131,617 (2018 - $179,645; 2017 - $186,892) of amortization related to property, plant and equipment. Included in expenses is $69,271 (2018 - $21,435; 2017 - $9,528) of amortization related to property, plant and equipment.

Included in inventory is $1,476 (2018 - $5,902; 2017 - $10,261) of amortization related to property, plant and equipment.

Included in research is $183,939 (2018 - $67,693; 2017 - $Nil ) of amortization related to property, plant and equipment, of which $11,433 (2018 - $Nil; 2017 - $Nil) relates to vehicles under lease.

Included in prototype additions are vehicles under lease of $79,668 (2018 - $Nil; 2017 - $Nil) (Note 9).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

8. INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total
Balance, December 31, 2017	$40,840	$672,959	$328,010	$1,041,809
Impairment	-	-	(328,010)	(328,010)
Balance, December 31, 2018 and 2019	$40,840	$672,959	$-	$713,799
Accumulated Amortization
Balance, December 31, 2017	$32,033	$65,000	$-	$97,033
Amortization	8,807	-	-	8,807
Balance, December 31, 2018 and 2019	$40,840	$65,000	$-	$105,840
Carrying Value
December 31, 2018 and 2019	$-	$607,959	$-	$607,959

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement (Note 15).

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the “Products”) of G & J Technologies, Inc. (the “Vendor”) for consideration of $217,946, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017. On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

In addition, the Company will pay an additional $75,000 in cash and issue 750,000 common shares of the Company to the Vendor based on the following milestones:

• $25,000 cash and 250,000 common shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares with a fair value of $208,486 during the year ended December 31, 2017);

• $25,000 cash and 250,000 common shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued with a fair value of $131,527 at December 31, 2017); the cash and shares were issued during the year ended December 31, 2018; and

• $25,000 cash and 250,000 common shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2019 the Company has not earned any revenue from the sale of the Products.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

8. INTANGIBLE ASSETS (Continued)

At December 31, 2017, the Company had capitalized $328,010 of internal product development costs related to the construction of equipment. During the year ended December 31, 2018, as part of the testing phase, the equipment was destroyed and accordingly, management impaired the product development costs and recognized an impairment loss of $328,010.

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in Kelowna, British Columbia and for vehicles used in the development of prototypes (Note 7).

The continuity of the lease liability for the years ended December 31, 2019 and 2018 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability recognized as of December 31, 2017 and 2018	$-	$-	$-
Lease liability recognized	117,004	79,668	196,672
Lease payments	(12,728)	(7,746)	(20,474)
Lease interest	509	228	737
Lease liability recognized as of December 31, 2019	$104,785	$72,150	$176,935

Current portion	$73,106	$13,278	$86,384
Long-term portion	31,679	58,872	90,551
	$104,785	$72,150	$176,935

10. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value. Issued:

(a) Common shares

During the year ended December 31, 2018, the Company issued 250,000 shares with a fair value of $131,527 pursuant to achieving the third milestone of the technology development agreement (Note 8). These common shares were recorded as shares to be issued at December 31, 2017.

During the year ended December 31, 2018, the Company issued 8,334 common shares pursuant to the exercise of stock options for gross proceeds of $2,500. Fair value previously recognized on options exercised of $1,263 was reclassified from reserves to capital stock.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(a) Common shares (Continued)

During the year ended December 31, 2017, the Company issued 250,000 common shares with a fair value of $192,946 pursuant to the technology development agreement (Note 8) and 250,000 shares with a fair value of $208,486 pursuant to achieving the second milestone of the technology development agreement (Note 8).

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

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,				December 31,
Price	Date	2018	Granted	Exercised	Expired	2019
$0.70(CAD)	October 7, 2019	28,571	-	-	(28,571)	-
$6.85(CAD)	November 14, 2019	100,000	-	-	(100,000)	-
$1.30(USD)	August 18, 2021	1,175,000	-	-	-	1,175,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.30(USD)	November 28, 2022	750,000	-	-	-	750,000
$0.50(USD)	August 20, 2023	750,000	-	-	-	750,000
$0.57(USD)	April 17, 2023	200,000	-	-	-	200,000
$1.45(USD)	May 17, 2024	-	10,000	-	-	10,000
$0.78(USD)	August 19, 2024	-	700,000	-	-	700,000
$0.82(USD)	November 8, 2024	-	10,000	-	-	10,000
Total outstanding		3,053,571	720,000	-	(128,571)	3,645,000
Total exercisable		1,353,571				2,831,667

Exercise	Expiry	December 31,				December 31,
Price	Date	2017	Granted	Exercised	Expired	2018
$0.30(USD)	November 28, 2022	825,000	-	(8,334)	(66,666)	750,000
$0.90(USD)	July 6, 2022	50,000	-	-	-	50,000
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30(USD)	August 18, 2021	1,325,000	-	-	(150,000)	1,175,000
$0.50(USD)	August 20, 2023	-	750,000	-	-	750,000
$0.57(USD)	April 17, 2023	-	200,000	-	-	200,000
Total outstanding		2,328,571	950,000	(8,334)	(216,666)	3,053,571
Total exercisable		845,238				1,353,571

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options (Continued)

A summary of the Company’s stock options as at December 31, 2019 and 2018, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2017	2,328,571	$1.11
Granted	950,000	$0.51
Exercised	(8,334)	$0.30
Expired	(216,666)	$0.99
Outstanding, December 31, 2018	3,053,571	$0.92
Granted	720,000	$0.79
Expired	(128,571)	$4.22
Outstanding, December 31, 2019	3,645,000	$0.78

The weighted average contractual life for the remaining options at December 31, 2019 is 3.0 years (2018 - 3.49).

Share-based expense

Share-based expense of $345,498 (2018 - $403,548; 2017 - $469,187) was recognized in the year ended December 31, 2019 for stock options. The share-based expense relates to options granted during December 31, 2019, 2018, 2017 and 2016, which vest over time.

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Risk-free interest rate (average)	1.32%	2.15%	1.56%
Estimated volatility (average)	69.93%	66.56%	61.95%
Expected life in years	5.00	5.00	5.00
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%
Grant date fair value per option	$0.45	$0.29	$0.17

Option pricing models require the use of highly subjective estimates and assumptions. The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the TSX. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model.

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2019	2018	2017
Management compensation	$540,692	$540,535	$544,014
Management bonus*	496,894	70,035	-
Share-based expense**	255,902	262,261	264,172
Directors’ fees	120,500	73,000	67,000
	$1,413,988	$945,831	$875,186

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at December 31, 2019, amounts due to related parties included accounts payable and accrued liabilities, which are unsecured and have no interest or specific terms of payments, of $537,644 (2018 - $19,500) consisting of $40,750 (2018 - $19,500) for directors’ fees and $496,894 (2018 - $70,035) for management bonus.

12. INCOME TAXES

The Company has approximately $1,200,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2032 or later).

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2019 and 2018 are as follows:

	December 31,	December 31,
	2019	2018

Deferred income tax assets
Non-capital loss carry-forwards	$221,178	$137,251

Deferred income tax assets	$221,178	$137,251

Deficiency (excess) of carrying value over tax value of property, plant and equipment	$(195,048)	$(112,422)
Excess of carrying value over tax value of intangible assets	(26,130)	(24,829)

Deferred income tax liability	$(221,178)	$(137,251)

Net deferred tax asset (liability)	$-	$-

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

12. INCOME TAXES (Continued)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2019 and 2018 are as follows:

	December 31,	December 31,
	2019	2018
Excess of tax value over carrying value of mineral properties	$9,333	$12,708
Non-capital losses carried forward	264,989	4,660,241
Lease liability	79,896	-

Unrecognized deductible temporary differences	$354,218	$4,672,949

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2018 - $27.00%; 2017 - 26.00%) to income (loss) before income taxes as follows:

	December 31,	December 31,	December 31,
	2019	2018	2017
Income (loss) before income taxes	$3,334,043	$(56,711)	$(5,166,207)
Statutory income tax rate	27.00%	27.00%	26.00%
Income tax (benefit) liability computed at statutory tax rate	900,192	(15,312)	(1,343,214)
Items not deductible for income tax purposes	(12,564)	77,417	(100,626)
Under provision of taxes in prior years	36,225	-	-
Change in timing differences	135,130	(80,965)	187,473
Impact of foreign exchange on tax assets and liabilities	(39,116)	(90,212)	117,313
Difference between Canadian and foreign taxes	-	3,403	(464,959)
Effect of change in tax rates	-	(42,564)	-
Unused tax losses and tax offsets not recognized	(983,204)	148,233	1,431,580
Income tax expense (recovery)	36,663	-	(172,433)
Penalties and interest included in income tax expense (recovery)	27,989	(290,818)	-
Texas margin tax and branch tax	34,425	39,654	22,137
Income tax expense (recovery)	$99,077	$(251,164)	$(150,296)

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

13. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2019	2018	2017
Obligation to issue shares for acquisition of intangible asset	$-	$-	$131,527
Shares issued for intangible assets	$-	$131,527	$401,432
Intangible assets in accounts payable and accrued liabilities	$-	$-	$25,000
Property, plant and equipment in accounts payable and accrued liabilities	$97,180	$34,402	$-
Interest paid	$737	$-	$-
Income taxes paid (recovered)	$487,206	$(3,907)	$-

14. EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2019	2018	2017
Net income (loss) for the year	$3,334,043	$194,453	$5,015,911)
Basic weighted average number of common shares outstanding	47,170,086	47,117,369	46,848,053
Effect on dilutive securities:
Options	1,016,436	334,275	-
Diluted weighted average number of common shares outstanding	48,186,522	47,451,644	46,848,053

Basic income (loss) per share	$0.07	$0.00	$(0.11)
Diluted income (loss) per share	$0.07	$0.00	$(0.11)

15. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	December 31,	December 31,	December 31,
	2019	2018	2017

Customer A	$11,043,962	$6,158,718	$2,934,404
Customer B	$2,660,840	$1,524,550	$896,965

The customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems until 2023 in accordance with the original acquisition agreement. During the year ended December 31, 2019, there were revenues from sales of the manway securement systems totalling $133,486 (2018 - $13,301; 2017 - $183,337).

KELSO TECHNOLOGIES INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (Expressed in US Dollars)

16. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2019 amounted to $4,451,529 (2018 - $3,275,011; 2017 - $3,448,877).

17. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in United States and Canada. The two business segments include the design, production and distribution of various proprietary products for the rail sector and active suspension control system for no road vehicles. At December 31, 2019, long term assets of $1,399,087 (2018 - $946,426) relates to the active suspension control system located in Canada and $2,347,234 (2018 - $2,749,426) relates to the rail sector located in the United States. During the year ended December 31, 2019, 2018 and 2017 there was no revenue related to the active suspension control system.

18. SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2019, the Company granted incentive stock options to a director for the purchase of up to 200,000 common shares in the capital stock of the Company. The options are exercisable on or before February 25, 2025 at a price of $0.76. The options vest 1/3 on grant date, 1/3 on the first anniversary of the grant date, and 1/3 on the second anniversary of the grant date.