Form 20-F
period 2020-12-31
KELSO TECHNOLOGIES INC
filed 2021-04-01
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

13966 18B Avenue, Surrey, British ColumbiaV4A 8J1, Canada
(Address of principal executive offices)

James R. Bond, CEO
13966 18B Avenue
Surrey, British ColumbiaV4A 8J1, Canada
Telephone: 604.590.1525
Email: bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Bernard Pinsky
Clark Wilson LLP
Suite 900 - 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C3H1
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

47,170,086 common shares without par value outstanding on December 31, 2020.
There were no Class A non-cumulative preference shares outstanding on December 31, 2020.

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

-iii-

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

As used in this annual report, Company means Kelso Technologies Inc. and the Company's wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc. (collectively the "Company").  Information on the Company's website www.kelsotech.com is not incorporated by reference into this annual report.

COVID-19 IMPACT UPDATE ON NORTH AMERICAN OPERATIONS

While certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in regions where they operate, the Company falls within the exemptions for essential businesses that provide essential products and workforces that carry out critical manufacturing. Kelso therefore plans to continue operations at its valve assembly facility in Bonham, Texas, while being mindful of the potential impacts of COVID-19.

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

Edward Paul ("Paul") Cass Director and Audit Committee Member	As an independent director, Mr. Cass supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Director	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Jesse V. Crews Director and Audit Committee Member	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Frank Busch Director and Audit Committee Member	As an independent director, Mr. Busch supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Richard Lee Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all financial aspects of the Company's business.
Chris Stewart President of KIQ X Industries Inc.	As President of the Company's wholly owned subsidiary, KIQ X Industries Inc. Mr. Stewart is responsible for all aspects of the KXI Suspension System project.

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

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2020, 2019 and 2018 prepared in accordance with IFRS, as issued by the IASB. The information in the table was extracted from the consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 21 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2020 (audited) ($)	Year ended December 31, 2019 (audited) ($)	Year ended December 31, 2018 (audited) ($)
Revenues	11,149,130	20,550,682	12,716,596
Gross Profit	4,792,678	9,582,879	5,287,216
Net Income/(Loss) and Comprehensive Income/(Loss)	(1,307,890)	3,334,043	194,453
Basic and Diluted Earning/(Loss) per Share	(0.03)	0.07	0.00

Statement of Financial Position Data	As at December 31, 2020 (audited) ($)	As at December 31, 2019 (audited) ($)	As at December 31, 2018 (audited) ($)
Assets	12,016,515	13,731,571	9,944,990
Current Liabilities	958,086	1,795,745	1,779,256
Shareholders' Equity/(Deficiency)	10,960,923	11,845,275	8,165,734
Capital Stock	23,366,542	23,366,542	23,366,542
(Deficit)/Retained Earnings	(17,067,466)	(15,759,576)	(19,093,619)
Outstanding Common Shares	47,170,086	47,170,086	47,170,086

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this annual report. The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

"Covid-19"

On March 11, 2020, the World Health Organization declared the ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant through December 2020 and remains so as at the date of this annual report. The situation continues to rapidly evolve. The duration and magnitude of COVID-19's effects on the economy, and on the Company's financial and operational performance remains uncertain at this time.

The Company will continue to closely monitor the potential impact of the COVID-19 on the Company's business. Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2021, there could be a potentially material and negative impact on the Company's operating plans, the Company's liquidity and cash flows, and the valuation of the Company's long-lived assets, potential future decreases in revenue from the sale of the Company's products and the profitability of the Company's ongoing operations.

Risks Relating to the Business

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for the Company's external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

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

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

The Association of American Railroads ("AAR") has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $6,251,893 as at December 31, 2020, the Company can, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's operations.

Given the unpredictable COVID-19 economic circumstances, Management carefully assessed the Company's future capital needs at year end. The sharp decline of the Company's revenues in 2020 compromised the Company's available capital reserves to fund the Company's 2021 business affairs. It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs. Subsequent to December 31, 2020, the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long-term. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term. If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

"Customer orders that are placed may be cancelled or rescheduled."

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

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon three major customers that comprise the railroad tank car manufacturers for a significant portion of the Company's revenue. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products. There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products. This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop new products for the railroad industry and outback terrain vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications. This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering. The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

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

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results. As the Company does not have any purchase agreements with customers, the Company are able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order. However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc. These individuals are under contractual obligations to the Company expiring on June 30, 2023, however, if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

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

The Company's registered office is located at Suite 900 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company's corporate head office is located at 13966 18B Avenue, Surrey, British Columbia V4A 8J1. The Company's head office telephone number is (604) 590-1525.

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

The Company operates in conjunction with the Company's five wholly-owned subsidiaries Kelso Technologies (USA) Inc. ("KTI"), Kel-Flo Industries Inc., ("Kel-Flo"); KIQ Industries Inc. ("KIQ"); KIQ X Industries Inc. ("KIQX") and KXI Wildertec Industries Inc. ("KXI"). The Company owns 100% of the voting securities of each of the Company's subsidiaries. None of the subsidiaries has a class of restricted securities. KTI was incorporated on August 3, 2005 in the State of Nevada for potential use for operations in the United States. KIQ was incorporated on October 7,2014in the State of Nevada for the purpose of working on the general development of new equipment concepts should they develop market interest. Kel-Flo was incorporated on June 20, 2012 in the State of Nevada and is used as a structure to pursue the development of high-speed no-spill fuel loading technologies for locomotives. KIQX was incorporated on December 12, 2017 in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company'sproprietary KXI vehicle suspension system for wilderness terrain vehicles. KXI is currently an inactive corporation.

General Development of the Business

General

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications. Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

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

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's unaudited revenues over the last eight quarters were as follows: $1,394,958 for the quarter ended December 31, 2020; $1,586,206 for the quarter ended September 30, 2020; $2,524,538 for the quarter ended June 30, 2020; $5,643,428 for the quarter ended March 31, 2020; $5,303,193 for the quarter ended December 31, 2019; $5,596,031 for the quarter ended September 30, 2019; $3,977,170 for the quarter ended June 30, 2019; $5,674,288 for the quarter ended March 31, 2019.

The Company's unaudited net income (loss) over the last eight quarters were as follows:($1,655,230) for the quarter ended December 31, 2020; ($681,527) for the quarter ended September 30, 2020; ($254,428) for the quarter ended June 30, 2020; $1,283,295 for the quarter ended March 31, 2020; $1,242,539 for the quarter ended December 31, 2019; $759,713 for the quarter ended September 30, 2019; $240,887 for the quarter ended June 30, 2019; $1,090,904 for the quarter ended March 31, 2019.

Three Year History

2018

On February 15, 2018 the Company's commercial testing of the Company's Rail Wheel Cleaning System ("WCS") was completed. The WCS is designed for rail wheel cleaning operations to facilitate speed retardation in railroad hump yards and industrial shipping facilities.

The Company's WCS is a unique proprietary rail wheel cleaning system that was designed in cooperation with Class I railroads. It addresses the problematic issue of railcar wheels "caking" with various commodities during operations. Another key feature of the WCS is that it improves the effectiveness of speed retarders to reduce the number of over speed incidents in train assembly operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt-water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

On April 17, 2018 Mr. Jesse V. Crews was appointed to the board of the Company as an independent director.

In May 2018 Kelso had substantially completed its concept designs for its vehicle prototype featuring its proprietary Active Suspension Control Systems ("ASCS"). Effective June 1, 2018 the Company secured a leased 3,400 square foot business facility in Kelowna, BC, Canada with the goal to operate administration, marketing, driver education, spare parts, repairs and maintenance, sales, distribution and product development. For convenience and efficiency, these premises are located several blocks from our sub-contracted production facilities.

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

A key design dynamic is safety with minimal environmental impact. The engineering incorporated in the Company's ASCS is based on thirty years of research and experience and over 24 custom vehicle builds. The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-to-no-road vehicles. At just under 2 pounds PSI (humans range from 5 to 9 pounds PSI) the ASCS equipped vehicle will have minimum environmental impact on outback operations due to the distribution of the overall weight of the vehicle.

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

Initial production tooling and supply chain was initiated in the second half of 2018. Experimental prototypes were commenced and completed in late 2018. The prototypes were being tested in road-to-no-road rugged terrain environments to determine production requirements and specifications.

2019

During 2019 Kelso continued to build on the stature of its brand as a leading developer and supplier of a wide range of proprietary tank car valves designed for use in the hazmat shipment market. The Company promoted its strategic plan of customer driven product development and business strategies to bring Kelso unique competitive advantages with its customers. Investments in customer driven co-engineered product development improved the probability of future market adoption. This allowed focus on marketing initiatives to capitalize on future sales opportunities.

Kelso focused on its high-quality production capabilities. On January 15, 2019 Kelso received its M-1003 certification from the AAR after completion of a detailed audit which resulted in no material negative findings. The certification will be in effect until January 15, 2022.

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

The catalyst for pursuing this business development opportunity was the Company's dedication to public safety and the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.

The Company considered the engineering challenge and ambition worth pursuit as environmental experts warn that that the net damage costs and human safety issues due to climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought. Wilderness and populated areas will be in harms way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness.

Kelso through its wholly-owned subsidiary, KIQX, continued its plans to become a leading developer of this new generation of specialized wilderness response transportation equipment. Products in development grew to include the proprietary KXI vehicle suspension system, ordinance trailers, custom tires and other specialty equipment.

During 2019 the Company registered the Company's stock option plan by filing a Form S-8, Registration Statement under the Securities Act of 1933 with the Securities and Exchange Commission, permitting our US based employees to exercise their stock options without further regulatory registration.

2020

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The pandemic delivered a powerful economic setback for Kelso during Fiscal 2020 as it reshaped the business dynamics in the rail tank car industry, which is historically cyclical. The Company focused on containment of the negative impacts of the pandemic on the Company's business model and the protection of the Company's key productive assets.

While certain government authorities in North America ordered the closure or minimization of all non-essential business operations in regions where it operates, the Company fell within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing. Throughout 2020, Kelso continued operations at its valve assembly facility in Bonham, Texas, and implemented preventative measures across the organization to ensure the safety of its employees, business partners and communities where it operates.

Given the unprecedented challenges of this crisis the Companyadapted to a new way of operating and continues to manage and respond to the COVID-19 pandemic and maintain full adherence to measures put in place by applicable government authorities.

The original plans for the KXI Suspension System in 2020 before the negative impacts of the COVID-19 pandemic became reality were to take KXI Suspension System to the final commercial design specifications, regulatory approvals and revenue generation for light duty trucks. Due to many challenging variables, budgets and problematic R&D discoveries the Company was unable to complete the regulatory approved commercial "blueprint" for the Company's first product offerings of light duty trucks as originally scheduled. Given that current COVID-19 uncertainties continue to be problematic and unpredictable the Company is carefully revising the Company's R&D objectives. Kelso had to delay ambitions for light duty truck "pilot" production operations and marketing initiatives. The Company will be focusing on the Heavy-Duty truck market for 2021 and 2022.

On February 11, 2020, Mr. Frank C. Busch was appointed to the Board of Directors of the Company, as an independent Director to fill the vacancy created by the resignation of Mr. Phil Dyer. Mr. Dyer continues to serve the Company as an advisor.

In May 2020, the Association of American Railroads (AAR) approved the Company's new standard profile (4") bottom outlet valve with a ceramic ball (BOV) for commercial field service trial testing. The standard profile BOV field service trial joined the Company's low-profile bottom outlet valve currently in field service trial testing, completion of which is required for final AAR approvals. Kelso is committed to complete the field service trials of both low and standard profile BOV.

In July 2020, the AAR approved Kelso's new top ball valve (KTBV) for commercial field service trial testing. The KTBV joined the Company's low-profile bottom outlet valve and standard-profile bottom outlet valve (KBOV) in field service trial testing as a prerequisite for final AAR approvals. This achievement represented another successful milepost in the Company's revised product development initiatives for rail tank car equipment.

In September 2020, one of the Company's key customers started the installation of the Company's new 2" pressure car angle valve (K2AV) for commercial field service trial testing as required by the AAR. The K2AV is a high-value specialized valve specifically designed for pressure tank cars. The service trial will test a total of fifteen K2AV units on five tank cars. Currently, there are approximately 85,000 pressure tank cars in the rail fleet today according to AAR statistics. The K2AV represents a significant opportunity for the Company to expand the Company's product footprint in rail tank car equipment.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year but operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash charges). This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival. The OEM rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way but the retrofit and repair business remained open allowing the continuation the Company's operations. Industry analysts (Freight Transportation Research ("FTR") Associates) anticipate that the OEM producers will return to production in 2021 and revenue streams from rail should begin to improve in the back half of 2021 and carry new momentum into 2022 and 2023.

The Company's working capital was $6,251,893 as at December 31, 2020 although much of this is invested in inventories for future deliveries. At year end the Company's available cash reserves for operations were becoming depleted therefore new equity capital in the amount of CAD$6,370,000 (before expenses) was secured subsequent to December 31, 2020. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Subsequent to Fiscal 2020

Mr. Chris Stewart replaced James R. Bond as President of KIQX. Mr. Bond remains as Chief Executive Officer of KIQX. Mr. Stewart assumed the executive authority and responsibility for all aspects of the KXI Suspension System project. Mr. Stewart has served as the General Manager of KIQX for several years and has been a key developer of the strategic business model for the KXI project.

In March 2021, the Company terminated the Technology Development Agreement with the service provider, G & J Technologies Inc. and inventor/innovator Gebhard Wager which served as the development agreement for the Company's KXI Suspension System. Pursuant to the Technology Development Agreement the Company will retain all intellectual property rights acquired under the Technology Development Agreement and the 2.5% royalty will carry on.

On March 4, 2021, the Company completed a private placement to raise aggregate gross proceeds of CAD $6,370,000 whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Capital Expenditures

The Company has no material capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of the Company's common shares during the Company's last financial year or current financial year.

Additional Information

The U.S. Securities and Exchange Commission (SEC) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site is www.sec.gov. The Company's website is www.kelsotech.com.

B. Business Overview

Kelso is a diverse product engineering company that specializes in the development, production and distribution of proprietary equipment used in transportation applications. Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non-hazardous commodities during transport.

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

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc., KIQ Industries Inc. and KXI Wildertec Industries Inc.

Over the past five years management has established multi-million-dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $11,149,130 the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017; and $8,077,143 for the year ended December 31, 2016.

The Company's net earnings (loss) performance over the last five-year end periods were as follows: net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018; a net loss of $5,015,911 for the year ended December 31, 2017; and a net loss of $2,465,592 for the year ended December 31, 2016.

The rail tank car industry is historically cyclical. The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health. In 2020 the COVID-19 pandemic delivered a powerful economic setback for Kelso as the pandemic reshaped the business dynamics in the rail tank car industry. Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets. The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth when all is clear.

Tank car production in 2019 was just over 21,000 tank cars with just over 15,000 cars delivered in 2020. Industry analysts (Freight Transportation Research (FTR) Associates) estimate that OEM producers will deliver 8,800 new tank cars in 2021. In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post-2023 fleet size. New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023. The anticipated upswing in new-build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations. Depending on the makeup of customers' specifications and the status of our AAR approvals, sales of our valves can range to over $10,000 per tank car in future periods. Overall tank car loadings decreased 8.5% in 2020 and a slight increase is expected in 2021. Kelso supplied its specialized tank car equipment to over 12,000 tank cars in 2019 and over 8,300 tank cars in 2020.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment. The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, pressure car pressure relief valve, top ball valve and angle valve although final AAR approval processes take considerable time to complete. These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer-term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers. The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

The growing challenges regarding the safety and access capabilities of emergency responders fighting wilderness fires motivated Kelso to begin the development of a unique vehicle suspension system that would provide rapid response road-to-no-road capabilities regardless of weather, climate or the severity of the terrain. This innovative equipment, known as the KXI™ Suspension System (the "KXI Suspension System"), is being developed through the Company's wholly owned subsidiary, KIQ X Industries (KIQ). The KXI Suspension System is based on thirty years of active wilderness research and experience and is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies. The Company's goal is to utilize well established automotive engineering practices to solve the environmental and operational challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The original plans for the KXI Suspension System in 2020 before the negative impacts of the COVID-19 pandemic became reality were to take KXI Suspension System to the final commercial design specifications, regulatory approvals and revenue generation for light duty trucks. Due to many challenging variables, budgets and problematic R&D discoveries the Company was unable to complete the regulatory approved commercial "blueprint" for the Company's first product offerings of light duty trucks as originally scheduled. Given that current COVID-19 uncertainties continue to be problematic and unpredictable the Company is carefully revising the Company's R&D objectives. Kelso had to delay ambitions for light duty truck "pilot" production operations and marketing initiatives. The Company will be focusing on the Heavy-Duty truck market for 2021 and 2022.

Business Model

Kelso is working to become a leading developer and supplier of a wide range of proprietary tank car valves designed primarily for use in the hazmat shipment market. The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America. Customer driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps products smart, simple and focused on customer needs. Kelso concentrates on sound business fundamentals, operational practices, EBITDA returns and careful capital management. Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption. This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities. Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams. The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

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

Currently, the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers. In the 1990s Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities. The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015. Since 2012, the Company has distributed over 77,000 valves generating over $111 million in revenues.

The Company's products provide a rewarding economic value proposition for all tank car stakeholders. This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of its products. Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (under AAR field service trials)
  Pressure car angle valves (under AAR field service trials)
  Top ball valves (under AAR field service trials)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fuelling equipment
  Other specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

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

The key industry metrics are as follows:

Measure	2014	2015	2016	2017	2018	2019	2020
(In thousands)
Total tank car loadings:	3,502	3,796	3,323	3,375	3,637	3,729	3,600
1. Chemicals(includes ethanol)	1,501	1,651	1,493	1,543	1,577	1,574	1,500
2. Petroleum	784	900	863	941	1,081	1,173	1,100
3. Food	439	452	433	438	452	432	400
4. Crude-by-rail	518	525	281	191	266	339	300

Number of tank cars delivered	35,293	36,065	17,841	8,948	10,455	21,122	15,176
Performance (In thousands of $)
Kelso revenues	$23,817	$18,911	$8,077	$6,063	$12,717	$20,550	$11,149
EBITDA (loss)	$6,844	$386	$(3,056)	$(4,609)	$1,002	$4,233	$366
Earnings (loss)	$4,026	$(2,511)	$(2,466)	$(5,016)	$194	$3,334	$(1,308)

(1) The introduction of new types of valves in 2020 and in future years should favourably impact Kelso's ability to sell more valves per railcar and thus improve revenue opportunity per new or retrofitted railcar.

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) total tank car loading levels in 2021 are expected to be slightly above 2020 levels. Industry experts anticipate that the OEM producers will produce approximately 8,800 new tank cars in 2021. In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size. New tank car demand is expected to grow to 14,800 tank cars in 2022 and 19,100 tank cars in 2023. The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities. The Company's focus on core design objectives that are:

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

Wilderness Transportation Equipment Market

KXI™ Suspension System

In 2017, in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road" capabilities regardless of the climate or the severity of the terrain. The KXI Suspension System is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies. The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can better respond to threats to public safety and better protection of firefighters in the wilderness.

The Company considered the engineering challenge and ambition worth pursuit as environmental experts continue to warn that that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought. Wilderness and populated areas will be in harm's way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and property damage.

The basic design premise of KXI Suspension System is to manage the center-of-gravity to better balance a wheeled vehicle with automated gyroscopic controlled air suspension. This ensures that the driver, passengers and payload remain in a stable level position when driving in difficult remote wilderness terrains including extreme hills and side-hill challenges. The Company's testing has confirmed that commercial stakeholders can expect the KXI Suspension System to provide:

  All weather - all terrain "road to road" emergency response capabilities that eliminates time consuming trailer transportation costs for heavy equipment needed in difficult service areas.
  Better mobility with dual steering technologies for commercial customers who must operate in extreme rough wilderness terrains in wheeled vehicles for the purpose of safely reaching remote destinations with multiple passengers and maximum payload with minimal negative impact on the environment.
  Low environmental impact where the KXI Suspension System reduces nominal ground pressure of the vehicle (floatation weight) to under the government's recommended 2 PSI resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.
  Gyroscopic balanced ride improves access in heavily sloped wilderness areas and provides higher speed of response to emergency events.
  Cost reductions when helicopters, track-based vehicles and heavy equipment transport can be diminished by less expensive KXI equipped vehicles.

The Phase-One "concept" KXI Suspension System (prototype) included inventor's innovations, engineered production component parts, fabrication tooling and installation of the mechanical KXI Suspension System components on a light duty "host" vehicle. Multiple prototypes have been mostly completed, tested and performance deficiencies determined with final design specifications still to be dimensioned in the areas of reliable components, user interface and automation functions. Once completed these design advancements should ensure that KXI Suspension System attains complete compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States enabling initial commercial fleet sales viability.

Third party wilderness experts have confirmed that the Company's "concept" KXI Suspension System is unique with good market potential. They confirm that a new non-serviced market exists and is worth pursuit. The KXI Suspension System concept has performed well off road and should allow users to get to wilderness terrain safely with less human fatigue. It demonstrates better wilderness performance than any other known vehicle and has low environmental impact on the ground.

KIQ will now begin to scale KXI Suspension System to a Heavy-Duty host vehicle which represents a larger more accessible commercial market opportunity. This strategic direction is expected to have lower R&D costs because of better transmissions, diesel options, better payload and tougher durability. The Company's KXI Suspension System engineering group includes professional automotive engineers, software and regulatory experts who will push toward final design specifications. The Company's goal is to ensure the KXI Suspension System secures complete compliance to all federal standards and regional regulations including warranty support from KIQ and host vehicle OEMs. The Company's experts confirm that there are regulatory advantages to pursue the development of a Heavy-Duty vehicle and the KXI Suspension System development is underway.

Production Facilities

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the AAR.

KXI Suspension System R&D operations are located in Kelowna, British Columbia, Canada. The Company has produced several "concept" KXI Suspension System equipped production prototypes that form the foundation of the Company's pre-production program. Due to many challenging variables, budgets and problematic R&D discoveries in 2020 the Company was unable to complete the regulatory approved commercial "blueprint" for the Company's first product offerings as originally scheduled. Given that current COVID-19 uncertainties continue to be problematic and unpredictable the Company is carefully revising the Company's R&D objectives and schedules. The Company remains optimistic about the long-term prospects for the KXI Suspension System however, Kelso has had to delay ambitions for the light duty truck "pilot" production operations and marketing initiatives.

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

Intangible Properties

The Company's intangible property, particularly the Company's intellectual property rights, plays an important role in securing the Company's competitive advantage. The Company held the patent for the Company's PRV technology Patent 5,855,225 which expired January 29, 2016. The Company holds the patents for the Company's PRV Patent No. 9,568,146 B1 issued February 14, 2017 and for the Company's OBM Patent 7,104,722 B2 which expires in 2023and has a trademark for the Company's One Bolt Manway (Registration Number 4,282,652). The Company holds the patent for the Company's ceramic BOV Patent 9470320 issued on January 13, 2016. The Company also holds the patent for the Company's VRV, Patent 9,441,749expiring in 2033. On February 8, 2017the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS") and continued patent work and international patent applications were filed on February 3, 2018.

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

Employees

As at December 31, 2020, the Company had43employees (December 31, 2019 - 45 employees), including employees of the Company's subsidiaries. The largest group of employees works at the Company's production facilities in Bonham, Texas and the remainder work in British Columbia.

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

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

C. Organizational Structure

The Company has five wholly-owned subsidiaries, Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc. Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries. No subsidiary has a class of restricted securities. See "Information on the Company - History and Development of the Company".

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

KXI production operations are located in Kelowna, British Columbia, Canada. The Company is currently shifting its focus to Heavy Duty trucks that will form the foundation of Kelso's pilot production program.  Production drawings and tooling are expected be completed and ready to be tested in 2021.

As at December 31, 2020, the total carrying value for the Company's property, plant and equipment was $4,198,577 (December 31, 2019: $3,389,994), the breakdown of which is as follows: land - $12,558 (December 31, 2019: $12,558), buildings - $2,256,425 (December, 2018: $2,342,192), leasehold improvements - $5,179 (December 31, 2019: $6,474), production equipment - $345,325 (December 31, 2019: $237,642) , prototypes $1,548,190 (December 31, 2019: $686,336) and Right of Use assets - $30,900 (December 31, 2019: $104,792).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management feels that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2020 ("Fiscal 2020"), December 31, 2019 ("Fiscal 2019") and December 31, 2018 ("Fiscal 2018") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2020, Fiscal 2019 and Fiscal 2018(collectively, the "Reported Periods") were prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31 2020	Year ended December 31 2019	Year ended December 31 2018
Revenues	$11,149,130	$20,550,682	$12,716,596
Cost of goods sold	$6,356,452	$10,967,803	$7,429,380
Gross profit	$4,792,678	$9,582,879	$5,287,216
Gross profit margin	43%	47%	42%
Expenses including non-cash items	$5,768,476	$6,087,357	$4,955,448
Deferred income tax expense(recovery)	$-	$-	$-
Income tax expense (recovery)	$248,992	$99,077	$(251,164)
Net income (Loss) for the year	$(1,307,890)	$3,334,043	$194,453
Number of common shares outstanding	47,170,086	47,170,086	47,170,086
Basic earnings (Loss) per common share	$(0.03)	$0.07	$0.00
EBITDA(Loss)	$366,157	$4,233,339	$1,017,153
Cash	$1,049,049	$4,418,236	$1,246,244
Working capital	$6,251,893	$7,937,873	$4,469,882
Total assets	$12,016,515	$13,731,571	$9,944,990
Shareholders' equity	$10,960,923	$11,845,275	$8,165,734
Dividends paid per share	$0.00	$0.00	$0.00

Revenues for 2020 declined due to the general shutdown of the economy as a result of the COVID-19 pandemic. Revenues for 2019 rose due to increased demand for our rail tank car service equipment for applications in chemicals, petrochemicals, food and crude oil. Throughout 2019 Kelso continued to take successful measures to improve positive cash flows from operations. We began to see the correction of several years of weak financial performance in 2018 and the turnaround of sales momentum was very apparent in 2019. The uptrend in capital spending in the rail and truck hazmat marketplace fuelled our positive performance in 2019. However, that uptrend ceased in 2020 due to COVID-19.

From 2017 through 2020 our strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry. This was an imperative strategic goal as management believed that it was essential to achieve a healthy turnaround of our future financial performance after a dismal 2017.

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

Although many operational and human resource expenses have been reduced over the past three years, our capital management remains challenging. However, recent improvements in cash flows from sales growth that started in 2018 and continued in 2019 have been more than adequate to fund our ongoing business activities. With the impact of COVID-19 the Company's cash flow in 2020 was greatly diminished and it was necessary for the Company to seek an influx of capital after the 2020 year end. The subsequent private placement that was completed is expected to be more than enough capital to keep the Company in good financial standing for 2021 and into 2022. The Company's goal is to avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt.

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

A. Operating Results

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

For the year ended December 31, 2020, the Company reported a net loss of 1,307,890 ($0.03 per share) against revenues of $11,149,130 compared to a net income of $3,334,043 ($0.07 per share) against revenues of $20,550,682 for the year ended December 31, 2019.

Gross profit margin returns were $4,792,678 (43% of revenues) for the year ended December 31, 2020 compared to $9,582,879 (47% of revenues) for the year ended December 31, 2019. Gross profit margin decreased slightly due to increased material costs.

Total operational expenses declined to $5,768,476 for the year ended December 31, 2020 compared to $6,087,357 for the year ended December 31, 2019. Expenses were reduced by 5% and fell in line with Management's COVID-19 revised strategic plans and expectations to facilitate the current rail business and the development of the Company's KXI Suspension System.

Factors in the reported income for the year ended December 31, 2020 include expenses related to ongoing marketing initiatives in the amount of $365,193 (2019 - $288,893) and related travel costs of $52,497 (2019 - $197,293). These expenses are related to ongoing marketing programs for existing and new products. Travel costs have been greatly minimized due to COVID 19 "work-from-home" circumstances.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. During the year ended December 31, 2020 the Company's industrial product design and development costs were $1,391,712 (2019 - $1,129,007). In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI Suspension System. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development.

Management continues to carefully manage both the Company's rail operations and KXI Suspension System development with the goal of new diverse business growth. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2020. The Company recorded office and administrative costs of $2,074,623 (2019 - $2,219,711) and Management compensation was $670,269 (2019 - $1,037,586). Management compensation includes an accrual for contractual Management performance bonuses for the year ended December 31, 2020 of $28,423 (2019 - $496,894). Management bonuses are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following. Management bonuses declined based on the financial performance of the Company. Consulting fees were $265,507 (2019 - $386,681) while investor relations remained unchanged at $84,000 (2019 - $84,000).

Accounting, audit and legal fees are cost components of the Company's corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges. Costs for these professional audit and legal services were $312,213 for the year ended December 31, 2020 (2019 - $321,945). This includes ongoing US tax and audit requirements. Other legal costs relate to an increase in patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars, but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded an unrealized foreign exchange gain of $11,254 for the year ended December 31, 2020 (2019 - $27,698 loss).

The Company has recorded an income tax expense of $248,992 for the year ended December 31, 2020 compared to an income tax expense of $99,077 for the year ended December 31, 2019. The tax expense is calculated on the income for tax purposes which is a result of adjusting accounting income (loss) for non-cash items. In the past, the Company has had losses to apply against taxes payable, however, those losses were applied in prior years.

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

Management continues to expand its rail operations and its new subsidiary KIQ X Industries featuring our KXI product development that is focused on the generation of new diverse business growth. This is reflected in our investments in human resources, marketing, sales and production operations for Fiscal 2019. The Company recorded office and administrative costs of $2,219,711 (2018 - $1,667,646), management compensation was $1,037,586 (2018 - $610,570). Management compensation includes an accrual for contractual management performance bonuses for the year ended December 31, 2019 of $496,894 (2018 - $70,035). Management bonuses are accrued by quarter and are paid based upon the audited year end balance not later than May 15 of the year following. In addition, the Company implemented a key employee bonus plan which amounted to $280,900 for Fiscal 2019. This amount is to be paid not later than April 15, 2020. Consulting and filing fees were $386,661 (2018 - $196,823) while investor relations remained unchanged at $84,000 (2018 - $84,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges. Costs for these professional audit and legal services were $321,945 for Fiscal 2019 (2018 - $194,282). This includes ongoing US tax and audit requirements, other legal costs relate to patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (Form 20-F and Form S-8).

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

B. Liquidity and Capital Resources

The Company's primary source of revenue to date has been from new rail tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry. As at the end of Fiscal 2020 there were no material commitments for capital expenditures.

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

December 31, 2020 Compared to December 31, 2019

As at December 31, 2020 the Company had cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 as at December 31, 2019.

The Company has accrued income tax payable of $91,566 as at December 31, 2020 compared to income tax payable of $71,341 as at December 31, 2019.

The working capital position of the Company as at December 31, 2020 was $6,251,893 compared to $7,937,873 as at December 31, 2019. Most of the Company's working capital as at December 31, 2020 was comprised of inventories to service future deliveries hence, the Company's available cash reserves for operations were becoming depleted. Given COVID-19 economic uncertainties new equity capital was secured subsequent to year end. On March 4, 2021 the Company completed a private placement to raise aggregate gross proceeds of CAD$6,370,000 whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company declined to $10,960,923 as at December 31, 2020 compared to $11,845,275 as at December 31, 2019. The Company had no interest-bearing long-term liabilities or debt as at December 31, 2020.

The Company's post COVID-19 business prospects are encouraging; however, the Company is in very uncertain times. There is a significant possibility of further diminishment of the Company's financial performance during 2021 due to the pandemic although the depth of the downturn remains uncertain. The duration and future effects of the COVID-19 pandemic are unknown.

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

C. Research, Development, Patents and Licenses, etc.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development. See "Business Overview", "Intangible Properties", "Economic Dependence" and "Risk Factors" above for a discussion of the Company's patents and licenses.

The Company has spent the following amounts on research in last three years: $1,391,712 in Fiscal 2020; $1,129,007 in Fiscal 2019; and $1,352,817 during Fiscal 2018. In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI Suspension System.

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

E. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2020 relating to long-term debt obligations, purchase obligations or other long-term liabilities reflected on the Company's latest statement of financial position as at December 31, 2020. The Company has lease obligations for warehouse space in Kelowna, British Columbia as well as for vehicles used in the development of prototypes. Under IFRS these leases are recorded on the Company's statement of financial position.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director President and CEO	President of Bondwest Enterprises Inc.; Director of SIQ Mountain Industries Inc. (SIQ: TSXV).
Richard Lee	CFO	Self-employed businessman. CFO of the Company since April 8, 2010. CFO and Director of SIQ Mountain Industries Inc. (SIQ: TSXV) and CFO of Happy Creek Minerals Inc. (HPY: TSXV).
Peter Hughes	Director Compensation Committee Member (Chair)

Self-employed businessman; Director and CEO of SIQ Mountain Industries Inc. (SIQ: TSXV); Director of Yuntone Capital Corp. (YTC:  TSXV), CEO and Director of Gourmet Ocean Products Inc. (GOP:  TSXV) and Director of Navion Capital Inc. (NAVN.P: TSXV).

Tony Andrukaitis	Director Executive Vice President Business Development, COO	Independent Business Consultant.
Paul Cass	Director Audit Committee Member (Chair) Compensation Committee Member	Self-Employed Businessman.
Laura Roach	Director Compensation Committee Member Corporate Governance and Nominating Committee Member	Attorney and partner at the national law firm McCathern Law located in Frisco, Texas.
Jesse V. Crews	Director Audit Committee Member Corporate Governance and Nominating Committee Member (Chair)	Chief Investment Officer of Trinity Industries Leasing Company.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Frank Busch	Director Audit Committee Member Corporate Governance and Nominating Committee Member	Chief Executive Officer of NationFUND Access Capital Corporation
Chris Stewart	President KIQ X Industries Inc.	President of KIQ X Industries Inc.

James R. Bond (66 years) - President, CEO and Director

Mr. Bond has been a director and acted as President and CEO of the Company since April 7, 2010. Mr. Bond is the President of Bondwest Enterprises Inc., a private Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries. Mr. Bond currently serves as a Director on SIQ Mountain Industries Inc, a company listed on the TSXV.

Richard Lee (65 years) - CFO

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

Peter Hughes (59 years) -Lead Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of the Company's Compensation Committee and Corporate Governance & Nominating Committee. Mr. Hughes has 35 years' business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy, mining, aquaculture and sports technology. Mr. Hughes is a graduate of the University of British Columbia with a Bachelors' degree in Science, Canadian Securities Course and Director's and Officer's Course. Mr. Hughes currently serves as CEO and Director of SIQ Mountain Industries Inc., Director of Yuntone Capital Corp., CEO and Director of Gourmet Ocean Products Inc. and a Director of Navion Capital Inc. all of which are on the TSXV.

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

Paul Cass (64 years) - Director

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

Laura Roach (49 years) - Director

Ms. Roach is partner at the national law firm McCathern Law located in Frisco, Texas, where she is a civil and family law attorney primarily focused on mediation, divorce, and civil litigation. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine's Super Lawyers every year since 2013. Ms. Roach has received the highest ranking in Legal and Ethical standards by Martindale Hubbell. Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BS from the University of Arizona.

Jesse V. Crews (68 years) - Director

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

Frank Busch (42 years) - Director

Mr. Busch's expertise is finance, business development and indigenous relations as Director of Community Engagement with the First Nations Finance Authority in Canada. Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute and a post-graduate Certificate in Finance from Harvard University in preparation for entering the Masters' of Liberal Arts in Extension Studies Field: Finance at Harvard. Mr. Busch is an expert in the field of Indigenous Engagement and Relations and has spoken publicly, published articles and advised companies and organizations of all sizes on the subject. Mr. Busch was appointed to the Board of Directors on February 11, 2020.

Chris Stewart (43) - President KIQ X Industries Inc.

Mr. Stewart brings a vast expertise in market and business development that extend from environmental projects in the energy and construction sectors to new product launches in consumer markets. In the last 20 years, Mr. Stewart has consulted in the tourism, transportation, construction and consumer food industries to guide or support in M&A initiatives as well as to maximizing value and opportunities for divestiture strategies. Mr. Stewart received his Bachelor of Business Administration with Distinction from University of British Columbia Okanagan and was awarded top honours for his graduation project for the application of leading-edge pattern-recognition AI analysis to guide high-level HR strategy development for international company BTI Travel Corp. Mr. Stewart holds three real estate certifications from UBC's Sauder School of Business as well as a Management Certificate from Harvard Business School. Mr. Stewart was named President of Kelso's wholly owned subsidiary KIQ X Industries Inc. on January 20, 2021.

Family Relationships

There are no family relationships between any of the Company's directors and senior management listed above.

B. Compensation

During Fiscal 2020, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Fiscal Year Ended December 31, 2020
	Salary ($)	Option- based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	$213,948	46,619	9,474	270,041
Richard Lee CFO	$213,948	46,619	9,474	270,041
Peter Hughes Director	N/A	23,309	49,500	72,809
Tony Andrukaitis Director, Executive Vice President Business Development and COO	$213,948	46,619	9,474	270,041
Paul Cass Director	N/A	23,309	33,167	56,476
Laura Roach Director	N/A	23,309	24,000	47,309
Jesse V. Crews Director	N/A	26,287	31,500	57,787
Frank Busch Director	N/A	89,158	22,000	111,158
Chris Stewart (1) President KIQ X Industries Inc.	N/A	N/A	N/A	N/A

(1) Mr. Stewart was appointed President of KIQ X Industries Inc. on January 20, 2021

Management Agreements

On July 1, 2020, the Company and Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond ("Bondwest") entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CEO PSA"). Under the terms of the CEO PSA, Bondwest will receive a base fee of US$20,000 per month (the "Base Fee") or US$240,000 annually during the initial 3-year term with no escalation provision. Bondwest is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also provides that Bondwest shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Corporation.

On July 1, 2020, the Company and Kitchener Holdings Corp. ("Kitchener") a private company 100% owned by Mr. Lee entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CFO PSA"). Under the terms of the CFO PSA, Kitchener will receive a base fee of US$20,000 per month (the "Base Fee") or US$240,000 annually during the initial 3-year term with no escalation provision. Kitchener is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also provides that Kitchener shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Corporation.

On July 1, 2020, the Company and Mr. Anthony Andrukaitis entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "COO PSA"). Under the terms of the COO PSA, Mr. Andrukaitis will receive a base fee of US$20,000 per month (the "Base Fee") or US$240,000 annually during the initial 3-year term with no escalation provision. Mr. Andrukaitis is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Mr. Andrukaitis shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Corporation.

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

The exercise price of any option granted under the Option Plan is to be determined from time to time by the Board but in any event shall be no lower than the last closing price of the Company's shares before the grant of options. The Board, or a committee appointed for such purposes, also has the authority under the Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions. Options issued to any Optionee providing investor relations services to the Company must vest (and not otherwise be exercisable) in stages over a minimum of twelve months with no more than one quarter of the options vesting in any three-month period and will expire within a maximum of thirty days after the Optionee ceases to be employed by the Company.

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

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2020:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
James R. Bond	100,000 100,000 100,000 100,000 100,000	1.30 0.30 0.50 0.78 0.75	August 18, 2021 November 28, 2022 August 20, 2023 August 19,2024 August 18, 2025	0 25,000 5,000 0 0
Richard Lee	100,000 100,000 100,000 100,000 100,000	1.30 0.30 0.50 0.78 0.75	August 18, 2021 November 28, 2022 August 20, 2023 August 19,2024 August 18, 2025	0 25,000 5,000 0 0
Peter Hughes	50,000 50,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78 0.75	August 18, 2021 November 28, 2022 August 23, 2023 August 19,2024 August 18, 2025	0 12,500 2,500 0 0

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
Tony Andrukaitis	100,000 100,000 100,000 100,000 100,000	1.30 0.30 0.50 0.78 0.75	August 18, 2021 November 28, 2022 August 23, 2023 August 19,2024 August 18, 2025	0 25,000 5,000 0 0
Paul Cass	200,000 50,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78 0.75	August 18, 2021 November 28, 2022 August 23, 2023 August 19,2024 August 18, 2025	0 12,500 2,500 0 0
Laura Roach	200,000 50,000 50,000 50,000 50,000	1.30 0.30 0.50 0.78 0.75	August 18, 2021 November 28, 2022 August 23, 2023 August 19,2024 August 18, 2025	0 12,500 2,500 0 0
Jesse V. Crews	200,000 50,000 50,000 50,000	0.57 0.50 0.78 0.75	April 17, 2023 August 23, 2023 August 19,2024 August 18, 2025	0 2,500 0 0
Frank Busch	200,000 50,000	0.76 0.75	February 11, 2025 August 18, 2025	0 0
Chris Stewart (2)	N/A	N/A	N/A	N/A

(1) Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2020 (being US$0.55) and the exercise price of the option.

(2) Mr. Stewart was appointed President of KIQ X Industries Inc. on January 20, 2021

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

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2020.

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

Audit Committee

Since February 11, 2020, the members of the audit committee were Paul Cass (Chairman), Jesse V. Crews and Frank Busch. Prior thereto, Mr. Phil Dyer was a member and Chairman of the Audit Committee. Mr. Dyer resigned from the Board on February 11, 2020 and was replaced by Mr. Frank Busch as a director and as a member of the audit committee. At that time, Mr. Paul Cass was named Chairman of the audit committee. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator, Messrs. Cass, Crews and Dyer were independent and the current audit committee consisting of Paul Cass, Jesse Crews and Frank Busch are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee. The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under National Policy 58-201 "Corporate Governance Guidelines" and the applicable NYSE American rules. The members of the Compensation Committee are Messrs. Hughes (Chairman) and Cass and Ms. Roach.

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

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee, which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be "independent  directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under National Policy 58-201 "Corporate Governance Guidelines" and the applicable NYSE American rules.

Each member will have skills and/or experience which are relevant to the mandate of the Committee. During the financial year ended December 31, 2020, the members of the Corporate Governance and Nominating Committee were Messrs. Dyer, Crews (Chairman) and Ms. Roach. On February 11, 2020 Mr. Phil Dyer resigned from the Board of Directors of the Company and was replaced by Mr. Frank Busch as a director on the Corporate Governance and Nominating Committee.

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

D. Employees

As at December 31, 2020, the Company had 43employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas. Canadian personnel work in Kelowna, British Columbia.There has been no significant change in the number of employees since December 31, 2019. At the date of this filing, the Company's employees are not unionized and all employees are full-time. At December 31, 2019, the Company had 45 employees, including employees of the Company's subsidiaries.

E. Share Ownership

As of December 31, 2020, the Company's directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,368,300(2)	2.90	500,000
Peter Hughes Director	16,000	0.003	250,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	264,000	0.56	500,000
Paul Cass Director	79,000	0.17	400,000
Laura Roach Director	6,390	0.013	400,000
Jesse V. Crews Director	112,125	0.237	350,000
Frank Busch Director	20,000	0.004	250,000
Richard Lee CFO	144,500	0.306	400,000
Chris Stewart (3) President KIQ X Industries Inc.	N/A	N/A	N/A

(1) Based on 47,170,086 common shares issued and outstanding as at December 31, 2020.

(2) Mr. Bond holds 552,500 common shares directly; 660,800 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond's spouse.

(3) Mr. Stewart was appointed President of KIQ X Industries Inc. on January 20, 2021

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

As at December 31, 2020, the registrar and transfer agent for the Company reported that there were 47,170,086 common shares of the Company issued and outstanding. Of these, 43,140,454 were registered to Canadian residents (10 recorded shareholders), 4,018,204were registered to residents of the United States (19 recorded shareholders) and 11,428 were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2020, management fees for the Company were $641,845 (Fiscal 2019 - $540,692; Fiscal 2018 - $540,535). As at December 31, 2020, the amount due to related parties (which are unsecured and have no interest or specific terms of payments) was $28,423 (Fiscal 2019 - $537,644; Fiscal 2018 - $19,500). Management bonuses of $28,423 were earned in Fiscal 2020 (Fiscal 2019 - $496,894; Fiscal 2018 - $70,035); $Nil related to accrued Directors fees (Fiscal 2019 - $40,750; Fiscal 2018 - $19,500) and there were no amounts due for reimbursement of expenses to a director of the Company. Expense reimbursements are due on demand. Related party transactions during Fiscal 2020, Fiscal 2019 and Fiscal 2018 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2020 were $335,155; in Fiscal 2019 were $255,902 and in Fiscal 2018 were $262,261.

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2020 including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2020 and 2019, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018.

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

Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2020 that have not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE American(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2020	1.32	0.55	1.00	0.45
December 31, 2019	2.19	0.55	1.66	0.41
December 31, 2018	1.25	0.46	0.96	0.3591
December 31, 2017	1.40	0.315	1.08	0.27
December 31, 2016	1.90	0.96	1.44	0.70

(1) The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.

(2) The common shares of the Company were listed for trading on the NYSE American on October 14, 2014prior to which they traded on the OTCQX International under the symbol "KEOSF".

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
December 31, 2020	0.80	0.55	0.62	0.45
September 30, 2020	1.07	0.62	0.80	0.47
June 30, 2020	0.97	0.65	0.72	0.46
March 31, 2020	1.32	0.64	1.00	0.45
December 31, 2019	1.12	0.91	0.90	0.69
September 30, 2019	2.06	0.82	1.58	0.61
June 30, 2019	2.19	0.90	1.66	0.69
March 31, 2019	1.19	0.55	0.90	0.41

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and NYSE American were as follows:

Month End/Period	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
March 1-15, 2021	1.47	0.94	1.17	0.72
February 28, 2021	1.85	0.86	1.48	0.69
January 31, 2021	1.20	0.68	0.95	0.53
December 31, 2020	0.72	0.62	0.62	0.47
November 30, 2020	0.73	0.55	0.57	0.45
October 31, 2020	0.80	0.60	0.62	0.47

Transfers of Common Shares

The Company's common shares are in registered form and the transfer of the Company's common shares is managed by the Company's transfer agent, Computershare Investor Services Inc. with transfer facilities in Vancouver and Toronto.

Computershare Trust Company, Denver, Colorado, serves as co-transfer agent and co-registrar for the Company's shares in the US.

Requests for information should be directed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Telephone 1 800 564 6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514 982 7555 (international direct dial).

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

3. The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 25, 2020. A copy of the Option Plan is available under the Company's profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

4. On July 1, 2020, the Company entered into Professional Services Agreements with each of Bondwest Enterprises Inc. ("Bondwest") (the "CEO PSA"), Kitchener Holdings Corp. ("Kitchener") (the "CFO PSA") and Mr. Anthony Andrukaitis (the "COO PSA"), Reference is made to the section entitled "Management Agreements" under Item 6, Directors, Senior Management and Employees, herein, for further details.

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

I. Subsidiary Information

The Company operates in conjunction with the Company's five wholly-owned subsidiaries Kelso Technologies (USA) Inc. (incorporated on August 3, 2005 in the State of Nevada), Kel-Flo Industries Inc. (incorporated on June 20, 2012 in the State of Nevada), KIQ Industries Inc. (incorporated on October 7, 2014 in the State of Nevada) and KIQ X Industries Inc. (incorporated on December 12, 2017 in the Province of British Columbia, Canada). KXI Wildertec Industries Inc. (incorporated on February 17, 2020 in the Province of British Columbia, Canada). Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries and none of the subsidiaries has a class of restricted securities.

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

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,049,049 at December 31, 2020 (December 31, 2019 - $4,418,236).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $535,659 at December 31, 2020 (December 31, 2019 - $1,824,563).

The Company's concentration of credit risk for accounts receivable at December 31, 2020 with respect to Customer A is $105,820 (2019 - $476,341) and Customer B is $15,349 (2019 - $172,841); Customer C is $Nil (2019 - $678,100) and Customer D is $150,000 (2019 - $149,066). The Company has an allowance for doubtful accounts of $Nil at December 31, 2020 (2019 - $Nil).

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

As at December 31, 2020, the Company has cash in the amount of $1,049,049 (December 31, 2019 - $4,418,236) and accounts receivable of $535,659 (December 31, 2019 - $1,824,563) to settle current liabilities of $958,086 (December 31, 2019 - $1,795,745) with the following due dates; trade accounts payable of $786,354 (December 31, 2019 - $1,100,376) are due within three months; and due to related party balances of $28,423 (December 31, 2019 - $537,644), income tax payable of $91,566 (December 31, 2019 - $71,341) and current portion of lease liability of $51,743 (December 31, 2019 - $86,384). All payables are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $100,709 (December 31, 2019 - $122,534) which are due between one to five years.

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

At December 31, 2020 and December 31, 2019, the Company's net exposure to foreign currency risk was as follows (in US):

	December 31, 2020	December 31, 2019
Net (liabilities)	$(34,775)	$(55,543)

Based on the above, assuming all other variables remain constant, a 2% (2019 - 14%) weakening or strengthening of the USD against the CAD would result in approximately $696 (December 31, 2019 - $7,776) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

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

Item 15. Controls and Procedures

As required by paragraph (b) of Rules13a-15 or 15d-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's principal executive officer and principal financial officer evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed the Company's internal control over financial reporting as of December 31, 2020, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

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

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company's board of directors has determined that Paul Cass qualified as an "audit committee financial expert" as defined in Item 16A(b) of Form 20-F and is an "independent director" as the term is defined by Section 803 of the NYSE American Company Guide.

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was amended and restated by the Board of Directors on March 16, 2020 that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2019:

	December 31, 2020 (CAD$)	December 31, 2019 (CAD$)
Audit Fees	105,000	90,000
Audit-Related Fees	5,000	15,500
Tax Fees	8,500	-
All Other Fees	N/A	N/A
Total Fees	118,500	105,500

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

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Security holder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01*	Professional Services Agreement with Bondwest Enterprises Inc. dated July 1, 2020
10.02*	Professional Services Agreement with Kitchener Holdings Corp. dated July 1, 2020
10.03*	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020
10.04*	Stock Option Plan dated June 25, 2020
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
11*	Code of Business Conduct and Ethics dated March 16, 2020
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2018(2)
99.2	Audited annual financial statements for the year ended December 31, 2019(3)
99.3*	Audited annual financial statements for the year ended December 31, 2020
(101)	XBRL Interactive Data Files
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 22, 2019.

(3) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 18, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2021

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: March 31, 2021