Form 20-F
period 2021-12-31
KELSO TECHNOLOGIES INC
filed 2022-04-01
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

13966 18B Avenue, Surrey, British Columbia, Canada, V4A 8J1
(Address of principal executive offices)

James R. Bond, CEO
13966 18B Avenue
Surrey, British Columbia, Canada, V4A 8J1
Telephone: 604.590.1525
Email: bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Nafeesa Valli-Hasham
Clark Wilson LLP
Suite 900 - 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Trading Symbols	Name of each exchange on which registered
Common Shares Without Par Value	KIQ	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

54,320,086 common shares without par value outstanding on December 31, 2021.
There were no Class A non-cumulative preference shares outstanding on December 31, 2021.

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

[X] YES  [   ] NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] YES  [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

- iii -

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  [  ]

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

References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

As used in this annual report, Company means Kelso Technologies Inc. ("Kelso") and the Company's wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc. (collectively the "Company").  Information on the Company's website www.kelsotech.com is not incorporated by reference into this annual report.

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

Auditors

The Company's independent registered auditors are Smythe LLP, Chartered Professional Accountants, with a business address at #1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants, has advised that it is independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Smythe LLP, Chartered Professional Accountants were first appointed as the Company's auditors on November 23, 2006.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2021, 2020 and 2019 prepared in accordance with IFRS, as issued by the IASB. The information in the table was extracted from the consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 22 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2021 (audited) ($)	Year ended December 31, 2020 (audited) ($)	Year ended December 31, 2019 (audited) ($)
Revenues	7,425,707	11,149,130	20,550,682
Gross Profit	3,196,492	4,792,678	9,582,879
Net Income/(Loss) and Comprehensive Income/(Loss)	(2,758,567)	(1,307,890)	3,334,043
Basic and Diluted Earning/(Loss) per Share	(0.05)	(0.03)	0.07

Statement of Financial Position Data	As at December 31, 2021 (audited) ($)	As at December 31, 2020 (audited) ($)	As at December 31, 2019 (audited) ($)
Assets	13,728,510	12,016,515	13,731,571
Current Liabilities	1,210,356	958,086	1,795,745
Shareholders' Equity	12,055,113	10,960,923	11,845,275
Capital Stock	27,123,039	23,366,542	23,366,542
(Deficit)	(19.826,033)	(17,067,466)	(15,759,576)
Outstanding Common Shares	54,320,086	47,170,086	47,170,086

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

"Covid-19"

On March 11, 2020, the World Health Organization declared the ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant throughout 2021 and remains so as at the date of this annual report. The situation continues to evolve but the success of immunization programs by some world governments has reduced many risks and economic activity is improving in 2022.

The Company will continue to closely monitor the potential impact of the COVID-19 on the Company's business. Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2022, there could be a potentially material and negative impact on the Company's operating plans, the Company's liquidity and cash flows, and the valuation of the Company's long-lived assets, potential future decreases in revenue from the sale of the Company's products and the profitability of the Company's ongoing operations.

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

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States. Failure to meet these requirements would have a material negative impact on the Company's ability to create a compliant saleable product. The Company could not obtain purchase orders and generate meaningful revenues should this occur.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in research and development ("R&D") activities that focus on the innovation of new products for rail/road tank cars and wilderness automotive suspension technology.  The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company.  These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns.  Returns on investment on R&D are always uncertain and cannot be guaranteed.  There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $8,670,165 as at December 31, 2021, the Company can, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's operations.

Given the unpredictable COVID-19 economic circumstances, Management carefully assessed the Company's future capital needs at year end. The decline of the Company's revenues in 2020 compromised the Company's available capital reserves to fund the Company's 2021 business affairs. It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs. In March 2021, the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022, and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length, and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

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

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will be able to mitigate the risk of loss to the Company from cancelled orders in this manner.

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

During development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

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

In February 2007, the Company replaced the Company's original Articles with new Articles to reflect the adoption of the BCBCA. On May 13, 2010, the Company consolidated the Company's share capital on the basis of one new common share in the capital of the Company (each, a "Common Share") for seven old Common Shares. This consolidation was approved by a special resolution of the shareholders of the Company passed February 5, 2010. At the Company's annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include, among other things, advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

The Common Shares have been publicly traded on the Toronto Stock Exchange ("TSX" or the "Exchange") under the symbol "KLS" since May 22, 2014, prior to which the Common Shares traded on the TSX Venture Exchange ("TSXV"). The Common Shares have traded on the NYSE American ("NYSE American") under the symbol "KIQ" since October 14, 2014, prior to which the Common Shares traded on the U.S. OTCQX over the counter market ("OTCQX International") under the symbol "KEOSF".

The Company operates in conjunction with the Company's five wholly-owned subsidiaries Kelso Technologies (USA) Inc. ("KTI"), Kel-Flo Industries Inc., ("Kel-Flo"); KIQ Industries Inc. ("KIQ"); KIQ X Industries Inc. ("KIQX") and KXI Wildertec Industries Inc. ("KXI"). The Company owns 100% of the voting securities of each of the Company's subsidiaries. None of the subsidiaries has a class of restricted securities. KTI was incorporated on August 3, 2005, in the State of Nevada for potential use for operations in the United States. KIQ was incorporated on October 7, 2014 in the State of Nevada for the purpose of working on the general development of new equipment concepts should they develop market interest. Kel-Flo was incorporated on June 20, 2012, in the State of Nevada and is used as a structure to pursue the development of high-speed no-spill fuel loading technologies for locomotives. KIQX was incorporated on December 12, 2017, in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company'sproprietary KXI vehicle suspension system for wilderness terrain vehicles. KXI is currently an inactive corporation.

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

The Company's unaudited revenues over the last eight quarters were as follows: $1,996,616 for the quarter ended December 31, 2021; $2,093,252 for the quarter ended September 30, 2021; $2,115,352 for the quarter ended June 30, 2021; and $1,220,487 for the quarter ended March 31, 2021; $1,394,958 for the quarter ended December 31, 2020; $1,586,206 for the quarter ended September 30, 2020; $2,524,538 for the quarter ended June 30, 2020; $5,643,428 for the quarter ended March 31, 2020.

The Company's unaudited net income (loss) over the last eight quarters were as follows: ($1,130,973) for the quarter ended December 31, 2021; ($433,261) for the quarter ended September 30, 2021; ($394,220) for the quarter ended June 30, 2021; ($800,113) for the quarter ended March 31, 2021; ($1,655,230) for the quarter ended December 31, 2020; ($681,527) for the quarter ended September 30, 2020; ($254,428) for the quarter ended June 30, 2020; $1,283,295 for the quarter ended March 31, 2020.

Three Year History

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

Kelso focused on its high-quality production capabilities. On January 15, 2019 Kelso received its M-1003 certification from the AAR after completion of a detailed audit which resulted in no material negative findings. The certification was in effect until January 15, 2022.  In January 2022, the Company completed another detailed audit which resulted in no material negative findings and the certification was renewed until January 15, 2025.

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

2020

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The pandemic delivered a powerful economic setback for Kelso during Fiscal 2020 (as defined) as it reshaped the business dynamics in the rail tank car industry, which is historically cyclical. The Company focused on containment of the negative impacts of the pandemic on the Company's business model and the protection of the Company's key productive assets.

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

Given the unprecedented challenges of this crisis the Company adapted to a new way of operating and continues to manage and respond to the COVID-19 pandemic and maintain full adherence to measures put in place by applicable government authorities.

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

On February 11, 2020, Mr. Frank C. Busch was appointed to the board of directors of the Company (the "Board of Directors"), as an independent director to fill the vacancy created by the resignation of Mr. Phil Dyer. Mr. Dyer continues to serve the Company as an advisor.

In May 2020, the AAR approved the Company's new standard profile (4") bottom outlet valve with a ceramic ball ("BOV") for commercial field service trial testing. The standard profile BOV field service trial joined the Company's low-profile bottom outlet valve currently in field service trial testing, completion of which is required for final AAR approvals. Kelso is committed to complete the field service trials of both low and standard profile BOV.

In July 2020, the AAR approved Kelso's new top ball valve ("KTBV") for commercial field service trial testing. The KTBV joined the Company's low-profile bottom outlet valve and standard-profile bottom outlet valve ("KBOV") in field service trial testing as a prerequisite for final AAR approvals. This achievement represented another successful milepost in the Company's revised product development initiatives for rail tank car equipment.

In September 2020, one of the Company's key customers started the installation of the Company's new 2" pressure car angle valve ("K2AV") for commercial field service trial testing as required by the AAR. The K2AV is a high-value specialized valve specifically designed for pressure tank cars. The service trial will test a total of fifteen K2AV units on five tank cars. Currently, there are approximately 85,000 pressure tank cars in the rail fleet today according to AAR statistics. The K2AV represents a significant opportunity for the Company to expand the Company's product footprint in rail tank car equipment.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year but operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash charges). This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival. The original equipment manufacturer ("OEM") rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way but the retrofit and repair business remained open allowing the continuation the Company's operations. Industry analysts (Freight Transportation Research ("FTR") Associates) anticipate that the OEM producers will return to production in 2021 and revenue streams from rail should begin to improve in the back half of 2021 and carry new momentum into 2022 and 2023.

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

2021

Mr. Chris Stewart replaced James R. Bond as President of KIQX. Mr. Bond remains as Chief Executive Officer of KIQX. Mr. Stewart assumed the executive authority and responsibility for all aspects of the KXI Suspension System project. Mr. Stewart has served as the General Manager of KIQX for several years and has been a key developer of the strategic business model for the KXI project.

In March 2021, the Company terminated its technology development agreement dated November 10, 2016 (the "Technology Development Agreement") with service provider, G & J Technologies Inc. (the "Service Provider"), and the inventor/innovator, Gebhard Wager (the "Inventor"), which served as the development agreement for the Company's KXI Suspension System. The Company has a dispute with the Service Provider and the Inventor with respect to the terms of the Technology Development Agreement and received a demand letter from the Service Provider with respect to the ownership of certain intellectual property rights referenced in the Technology Development Agreement. The Service Provider commenced an arbitration proceeding for ownership of IP assets and damages for wrongful termination of the Technology Development Agreement. The Company has a counterclaim for damages for misrepresentations by the Service Provider. This arbitration is scheduled for hearing in September 2022.

On March 4, 2021, the Company completed a private placement to raise aggregate gross proceeds of CAD $6,370,000 whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD$1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022, and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length, and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

On August 25, 2021, the Company reported that it had completed the design, engineering and required regulatory testing of two key pieces of truck tanker equipment created for the reliable containment and pressure management of commodities that are transported via roads. The specialized products included a combined pressure/vacuum relief valve ("PVR") and a one-bolt manway ("OBM)". These new products were based on existing patents that are utilized in rail tank car applications and meet all Department of Transport ("DOT") 407 49 CFR 178.345 regulations. The Company commenced marketing and sales initiatives to promote wide scale adoption of the truck tanker OBM and PVR.

In early November 2021, the Company received final certification of the Company's pressure relief valve ("PCH") for use on rail pressure cars from the AAR. The PCH had gone through rigorous field service trials over the past several years which concluded with a successful teardown and testing of a sample of field service trialed PCH valves by the AAR inspector. Pressure tank cars designated by DOT-105 and DOT-112 specifications are used to transport flammable, non-flammable or toxic liquefied compressed gases that must be shipped under pressure. The PCH is a key milestone for the Company because it allows the Company to pursue sizable untapped revenue opportunities in the rail pressure car market. The Company has commenced marketing and sales initiatives to promote wide scale adoption of the PCH.

On November 17, 2021, the Company's wholly owned subsidiary, KIQX, secured two key prototype development partners in its KXI™ Wildertec™ Heavy Duty ("HD") Suspension ("KXI") project. Vector Truck Designs ("Vector") and Kinetic Drive Solutions ("KDS") were contracted by KIQX to provide a team of automotive engineers, control system designers and software specialists that can guide KIQX to a regulatory compliant final production-ready HD prototype. Design ambitions are to meet the needs of the Company's target markets with technological performance that can deliver new standards for safety and efficiency while providing environmental and cultural responsibility for vocational wilderness transportation applications. Vector will lead the project in final stage prototype design and development of all mechanical components. KDS joins KIQX as a specialist engineering partner who can lead to the development and completion of an integrated suspension control system for the HD prototype. The KDS design team brings a wealth of experience in control system development integrating ride height, stability, central tire inflation systems, rear steering functions featuring intelligent computerized vehicle control systems.

The prototype vehicle, when completed will go through extensive engineering integrity and Canadian Motor Vehicle Safety Standards compliance testing. This is to ensure that equipment operators are able to utilize the full efficiency of the KXI technology without compromising the safety of the occupants or the general public. COVID-19 has created many supply chain issues in the automotive industries, but the completion of the prototype is currently expected in the second or third quarter of 2022.

Financial results in 2021 worsened due to a decline in revenues of 33% as the hazardous tanker rail car market continued to decline. The gross profit margin remained strong at 43% and operating expenses increased by 2% over 2020 after adjusting for non-cash items. Expenses rose due to the increased activity of the Company's suspension program. In addition, the Company recorded a gain on revaluation of derivative warrant liability of $658,626. This gain is as a result of the Company conducting a private placement in Canadian dollars with warrants also priced in Canadian dollars.

The Company's working capital remained strong at $8,670,165 at December 31, 2021 and cash is $3,377,464. This strong position is mainly due to the private placement that the Company conducted earlier in the year. Trade payables are $1,118,573 at December 31, 2021 and the only long-term debt the Company has is the long-term portion of leases. Management believes that the capital resources are sufficient to see the Company through Fiscal 2022 (as defined) and into 2023.

Subsequent to Fiscal 2021

On February 17, 2022 the Company reported that all the participating oil refiners engaged in the service trials of the K2AV (the Company's new 2" angle valve) have successfully installed the requisite number of K2AV units and full AAR compliance testing continues.  The Kelso K2AV is a device specifically designed to transfer LP-Gas and anhydrous ammonia in pressurized railroad tank car applications.

The current pressure car fleet includes approximately 85,000 tank cars and each pressure tank car utilizes three K2AV units.  These are high value specialty products and management's objectives are to generate multi-million-dollar revenues from the K2AV as oil refiners specify our products in larger numbers.  The pressure tank car market is a previously untapped market for Kelso to develop.

The development of our K2AV has been driven by customers' demand for better performing angle valves due to irregular performance of the current products used in the market today.  The Kelso K2AV is a single piece of high-quality fabricated steel eliminating porosity weakness found in commonly used castings.  It is designed for universal use, so there are no wetted or outlet O-rings to change out; it has a self-draining, self-cleaning seat; it has a low operating torque for ease of use; it has an adjustable packing gland; and it is a serviceable valve.  The K2AV has an AAR standard mounting that will allow for ease of interchangeability with other 2" angle valves.  The K2AV is completely manufactured in the USA.

The K2AV rounds out the Kelso Pressure Car Kit which includes the PCH, an excess flow check valve, a thermometer well, a needle (sampling) valve and magnetic gauging device.  The availability of the Kelso Pressure Car Kit provides customers with the opportunity for one-stop sourcing for pressure car needs.

Capital Expenditures

The Company has no material capital expenditures planned at this time nor does it have any divestitures planned.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of the Company's common shares during the Company's last financial year or current financial year.

Additional Information

The U.S. Securities and Exchange Commission (the "SEC") maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site is www.sec.gov. The Company's website is www.kelsotech.com.

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

Over the last ten years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014, and on the NYSE American Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc., KIQ Industries Inc. and KXI Wildertec Industries Inc.

Over the past five years management has established multi-million-dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $7,425,707 for the year ended December 31, 2021; $11,149,130 the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; $12,716,596 for the year ended December 31, 2018; and $6,062,778 for the year ended December 31, 2017.

The Company's net earnings (loss) performance over the last five-year end periods were as follows: net loss of $2,758,567 for the year ended December 31, 2021; net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018; and a net loss of $5,015,911 for the year ended December 31, 2017.

The rail tank car industry is historically cyclical. The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health. In 2020 and 2021 the COVID-19 pandemic delivered a powerful economic setback for Kelso as the pandemic reshaped the business dynamics in the rail tank car industry. Given the unprecedented challenges of this crisis the Company's main focus was and continues to be, the containment of negative impacts on the Company's business model and the protection of the Company's key productive assets. The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth when all is clear.

Tank car production in 2019 was just over 21,000 tank cars with just over 15,000 cars delivered in 2020 and 8,288 new tank cars were delivered in 2021. In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post-2023 fleet size. According to industry analysts FTR Associates, new tank car demand is expected to grow to 11,300 tank cars in 2022 and 15,125 tank cars in 2023. The anticipated upswing in new-build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations. Depending on the makeup of customers' specifications and the status of our AAR approvals, sales of our valves can range to over $10,000 per tank car in future periods. Overall tank car loadings decreased 8% in 2020 and increased slightly in 2021. Kelso supplied its specialized tank car equipment to over 12,000 tank cars in 2019, over 8,300 tank cars in 2020 and 5,000 tank cars in 2021.

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

The growing challenges regarding the safety and access capabilities of emergency responders fighting wilderness fires motivated Kelso to begin the development of a unique vehicle suspension system that would provide rapid response road-to-no-road capabilities regardless of weather, climate or the severity of the terrain. This innovative equipment, known as the KXI™ Suspension System (the "KXI Suspension System"), is being developed through the Company's wholly owned subsidiary, KIQ X Industries ("KIQ"). The KXI Suspension System is based years of active wilderness research and experience and is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies. The Company's goal is to utilize well established automotive engineering practices to solve the environmental and operational challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

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

In 2021 the Company's KXI Suspension System went through a detailed engineering design analysis to move from innovative invention to a viable heavy duty commercial vehicle for a variety of promising wilderness related markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a "concept" half-ton vehicle to a more robust heavy-duty ("HD") host vehicle that is greater than 10,000 lbs.  The Company has secured the services of several OEM suspension experts and wilderness experts that will support our R&D schedules.  The overall objective is to produce a market ready product in 2022 with the goal of pilot production and sales in 2022/2023.

The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload and towing capacity and tougher durability.  The Company's main objective is to ensure the KXI Suspension System provides complete safety compliance with all federal safety standards and regional safety regulations including warranty support from the Company and host vehicle OEMs prior to a market launch in 2022/2023.

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

The Company keeps rail products smart, simple and focused on customer needs. Kelso concentrates on sound business fundamentals, operational practices, adjusted EBITDA returns and careful capital management. Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption. This allows Kelso to prepare marketing initiatives to capitalize on sales opportunities. Management monitors industry trends and regulated technology requirements to select R&D projects that can be fruitful for the Company's future revenue streams. The ambition is that the Company's engineering team can proactively resolve issues for customers before reactionary measures are required.

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

Currently, the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers. In the 1990s Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities. The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail ("CBR") shipments from 2012 to 2015. Since 2012, the Company has distributed over 82,000 valves generating over $118 million in revenues.

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

The key industry metrics are as follows:

Measure	2015	2016	2017	2018	2019	2020	2021

Total tank car loadings (in thousands):	3,796	3,323	3,375	3,637	3,731	3,424	3,529

Number of tank cars delivered	36,065	17,841	8,948	10,455	21,122	15,176	8,288
Performance (In thousands of $)
Kelso revenues	$ 18,911	$ 8,077	$ 6,063	$ 12,717	$ 20,550	$ 11,149	7,425
Adjusted EBITDA (loss)	$ 386	$(3,056)	$ (4,609)	$ 1,002	$ 4,233	$ 366	(1,436)
Earnings (loss)	$ (2,511)	$(2,466)	$(5,016)	$ 194	$ 3,334	$ (1,308)	(2,758)

(1) The introduction of new types of valves in 2020 and in future years should favourably impact Kelso's ability to sell more valves per railcar and thus improve revenue opportunity per new or retrofitted railcar.

Based on current projections from industry analysts (FTR Associates) total tank car loading levels in 2022 are expected to be slightly above 2021 levels.  In addition, significant retrofits are being evaluated to address the pending 2023 ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size. New tank car demand is expected to grow to 11,300 tank cars in 2022 and 15,125 tank cars in 2023. The anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

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

Wilderness Transportation Equipment Market

KXI™ Suspension System

In 2017, in response to the growing problems and the safety of emergency responders fighting wilderness fires Kelso through the Company's wholly owned subsidiary, KIQ, began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road" capabilities regardless of the climate or the severity of the terrain. The KXI Suspension System is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies. The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

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
  Low environmental impact where the KXI Suspension System reduces nominal ground pressure of the vehicle (floatation weight) to a rating equivalent of that of a walking adult resulting in no traceable disturbance or negative impact on the ground, wildlife or plant life.
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

The Phase-One "concept" half-ton KXI Suspension System (prototype) included inventor's innovations, prototype component parts, fabrication tooling and installation of the mechanical KXI Suspension System components on a light duty "host" vehicle. Multiple prototypes have been mostly completed, tested and performance deficiencies determined with final design specifications still to be dimensioned in the areas of reliable engineering tested components, user interface and automation functions.

During the three months ended March 31, 2021 based on R&D testing results the Company terminated the Technology Development Agreement with the inventor of the KXI Suspension System, including the consulting agreement for $10,000 per month.  According to the terms of the Technology Development Agreement (TDA) the Company will still maintain intellectual property rights acquired under the TDA.  Kelso will still be liable for a 2.5% royalty to the service provider, inventor or their assigns should Kelso use their technologies in a commercially sold product.  The terms of the termination are currently being disputed by the service provider and inventor.  The dispute has entered an arbitration process to provide a final legal resolution pursuant to the terms of the TDA.

During 2021 the Company's KXI Suspension System went through a detailed engineering design analysis to move from innovative invention to a viable heavy duty commercial vehicle for a variety of promising wilderness related markets.  This assessment by industry specialists has provided essential clarity to scale KXI from a "concept" half-ton vehicle to a more robust heavy-duty ("HD") host vehicle that is greater than 10,000 lbs.  The Company has secured the services of several OEM suspension experts and wilderness experts that will support the R&D schedules.  The overall objective is to produce a market ready product in 2022 with the goal of pilot production and sales in 2022/2023.

The HD platform represents a much larger and more accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs as HD vehicles feature better transmissions, diesel options, payload and towing capacity and tougher durability.

Our key engineers, specialists and OEM suspension experts have committed to our strategic R&D schedules to produce a regulatory compliant HD prototype in the second half of 2022 with the goal of pilot production and sales in late 2022/2023.  This strategic direction is expected to reduce R&D costs and maintain business timetables.  Once completed the production prototype design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the compliance requirements for each Canadian province and American state.  This is expected to provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022.

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

KXI Wildertec™ Suspension System R&D operations are now located in a new facility in West Kelowna, British Columbia, Canada.  This new facility is modern and well suited to the development of the heavy-duty vehicle initiatives.  It will facilitate our key engineers, specialists and OEM suspension experts and strategic R&D schedules to produce a regulatory compliant HD prototype in the second half of 2022 with the goal of pilot production and sales in late 2022.  This strategic direction and new facility is expected to reduce R&D costs and maintain business timetables.  Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the compliance requirements for each Canadian province and American state.  This is expected to provide KIQ a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022.

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

Competitive Conditions

The ability of the Company to compete for and acquire production contracts for the Company's products in the future will depend on a number of factors, including the Company's ability to continue to offer reliable high-quality technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Intangible Properties

The Company's intangible property, particularly the Company's intellectual property rights, plays an important role in securing the Company's competitive advantage. The Company held the patent for the Company's PRV technology Patent 5,855,225 which expired January 29, 2016. The Company holds the patents for the Company's PRV Patent No. 9,568,146 B1 issued February 14, 2017, and for the Company's OBM Patent 7,104,722 B2 which expires in 2023 and has a trademark for the Company's One Bolt Manway (Registration Number 4,282,652). The Company holds the patent for the Company's ceramic BOV Patent 9470320 issued on January 13, 2016. The Company also holds the patent for the Company's VRV, Patent 9,441,749, expiring in 2033. On February 8, 2017, the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles ("ASCS") and continued patent work and international patent applications were filed on February 3, 2018.

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

Employees

As at December 31, 2021, the Company had 45 employees (December 31, 2020 - 43 employees), including employees of the Company's subsidiaries. The largest group of employees works at the Company's production facilities in Bonham, Texas and the remainder work in British Columbia.

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

Intellectual Property Dispute

The Company has a dispute with the Service Provider and the Inventor in respect of the Technology Development Agreement between the parties dated November 10, 2016. On January 7, 2020, the Company received a demand letter the Service Provider with respect to the ownership of certain intellectual property rights referenced in the Technology Development Agreement. The Company then terminated the Agreement with the Inventor and the Service Provider, and the Service Provider then commenced an arbitration proceeding for ownership of IP assets and damages for wrongful termination of the Technology Development Agreement. The Company has a counterclaim for damages for misrepresentations by the Service Provider. This arbitration is scheduled for hearing in September 2022.

Although management believes that the claim by the Service Provider is without merit, arbitrating the claim may be costly and time consuming. In addition, if the Service Provider's proceeding is successful against the Company, it could result in the Company's business, intellectual property rights, operating results and financial condition being materially adversely affected.

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

KXI production operations are located in West Kelowna, British Columbia, Canada. The Company is currently shifting its R&D focus to Heavy Duty trucks that will form the foundation of Kelso's pilot production program.  Production drawings and tooling are expected be completed and ready to be tested in 2022.

As at December 31, 2021, the total carrying value for the Company's property, plant and equipment was $3,246,394 (December 31, 2020: $4,198,577), the breakdown of which is as follows: land - $12,558 (December 31, 2020: $12,558), buildings - $2,166,168 (December, 2020: $2,256,425), leasehold improvements - $4,143 (December 31, 2020: $5,179), production equipment - $308,059 (December 31, 2020: $345,325), prototypes $605,866 (December 31, 2020: $1,548,190) and Right of Use assets - $149,600 (December 31, 2020: $30,900).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management believes that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2021 ("Fiscal 2021"), December 31, 2020 ("Fiscal 2020") and December 31, 2019 ("Fiscal 2019") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2021, Fiscal 2020 and Fiscal 2019 (collectively, the "Reported Periods") were prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31 2019
Revenues	$ 7,425,707	$ 11,149,130	$ 20,550,682
Cost of goods sold	$ 4,229,215	$ 6,356,452	$ 10,967,803
Gross profit	$ 3,196,492	$ 4,792,678	$ 9,582,879
Gross profit margin	43%	43%	47%
Expenses including non-cash items	$ 6,254,981	$ 5,768,476	$ 6,087,357
Gain on revaluation of derivative warrant liability	$ 658,626	$ -	$ -
Income tax expense (recovery)	$ 172,639	$ 248,992	$ 99,077
Net income (Loss) for the year	$ (2,758,567)	$ (1,307,890)	$ 3,334,043
Number of common shares outstanding	54,320,086	47,170,086	47,170,086
Basic earnings (Loss) per common share	(0.05)	$ (0.03)	$ 0.07
Adjusted EBITDA (Loss)	$ (1,436,435)	$ 366,157	$ 4,233,339
Cash	$ 3,377,464	$ 1,049,049	$ 4,418,236
Working capital	$ 8,670,165	$ 6,251,893	$ 7,937,873
Total assets	$ 13,728,510	$ 12,016,515	$ 13,731,571
Shareholders' equity	$ 12,055,113	$ 10,960,923	$ 11,845,275
Dividends paid per share	$ 0.00	$ 0.00	$ 0.00

Revenues for 2020 and 2021 declined due to the general shutdown of the economy as a result of the COVID-19 pandemic. Revenues for 2019 rose due to increased demand for our rail tank car service equipment for applications in chemicals, petrochemicals, food and crude oil. Throughout 2019 Kelso continued to take successful measures to improve positive cash flows from operations. We began to see the correction of several years of weak financial performance in 2018 and the turnaround of sales momentum was very apparent in 2019. The uptrend in capital spending in the rail and truck hazmat marketplace fuelled our positive performance in 2019. However, that uptrend ceased in 2020 due to COVID-19.

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

Although many operational and human resource expenses have been reduced over the past three years, our capital management remains challenging. However, recent improvements in cash flows from sales growth that started in 2018 and continued in 2019 have been more than adequate to fund our ongoing business activities. With the impact of COVID-19 the Company's cash flow in 2020 was greatly diminished and it was necessary for the Company to seek an influx of capital after the 2020-year end. The subsequent private placement that was completed is expected to be more than enough capital to keep the Company in good financial standing for 2021 and into 2022. The Company's goal is to avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt.

Throughout the last four years, we have been able to stabilize Kelso with new business processes, new personnel, dramatic changes to our corporate culture and the successful introduction of a more effective and economic approach to customer service, marketing and sales. Our key objectives to achieve balanced growth of profitability through revenue streams from a more diverse portfolio of products were achieved in 2018 and 2019.

See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

For the year ended December 31, 2021, the Company reported a net loss of $2,758,567 ($0.05 per share) against revenues of $7,425,707 compared to a net loss of $1,307,890 ($0.03 per share) against revenues of $11,149,130 for the year ended December 31, 2020.

Gross profit margin returns were $3,196,492 (43% of revenues) for the year ended December 31, 2021, compared to $4,792,678 (43% of revenues) for the year ended December 31, 2020. Gross profit margin decreased slightly due to increased material costs.

Total operational expenses increased to $6,254,981 for the year ended December 31, 2021, compared to $5,768,476 for the year ended December 31, 2020. Expenses increased by 8% and fell in line with management's COVID-19 revised strategic plans and expectations to facilitate the current rail business and the development of the Company's KXI Suspension System.

Factors in the reported income for the year ended December 31, 2021, include expenses related to ongoing marketing initiatives in the amount of $353,010 (2020 - $365,193) and related travel costs of $64,419 (2020 - $52,497). These expenses are related to ongoing marketing programs for existing and new products. Travel costs have been greatly minimized due to COVID 19 "work-from-home" circumstances.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. During the year ended December 31, 2021, the Company's industrial product design and development costs were $1,697,497 (2020 - $1,391,712). In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI Suspension System. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development.

Management continues to carefully manage both the Company's rail operations and KXI Suspension System research and development with the goal of new longer term diverse business growth. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2021. The Company recorded office and administrative costs of $2,243,413 (2020 - $2,074,623) and Management compensation was $720,923 (2020 - $670,269). Management compensation includes an accrual for contractual management performance bonuses for the year ended December 31, 2021, of $Nil (2020 - $28,423). Management bonuses are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following. Management bonuses declined based on the financial performance of the Company. Consulting fees were $325,024 (2020 - $265,507) while investor relations remained unchanged at $84,000 (2020 - $84,000).

Accounting, audit and legal fees are cost components of the Company's corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges. Costs for these professional audit and legal services were $271,613 for the year ended December 31, 2021 (2020 - $312,213). This includes ongoing US tax and audit requirements. Other legal costs relate to an increase in patent applications, public company administration including arbitration costs, reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars, but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gain of $78,428 for the year ended December 31, 2021 (2020 - $11,254).

The Company has recorded an income tax expense of $172,639 for the year ended December 31, 2021 compared to an income tax expense of $248,992 for the year ended December 31, 2020. The tax expense is calculated on the income for tax purposes which is a result of adjusting accounting income (loss) for non-cash items. In the past, the Company has had losses to apply against taxes payable.  These losses have been exhausted.

The Company has recorded a gain on revaluation of derivative warrant liability of $658,626 (2020 - $Nil). This is a result of the Company completing a Canadian $ private placement during the year. There were warrants attached to the private placement which are exercisable in Canadian $. As the Company's functional currency is the US dollars, this gave rise to a derivative liability.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

For the year ended December 31, 2020, the Company reported a net loss of 1,307,890 ($0.03 per share) against revenues of $11,149,130 compared to a net income of $3,334,043 ($0.07 per share) against revenues of $20,550,682 for the year ended December 31, 2019.

Gross profit margin returns were $4,792,678 (43% of revenues) for the year ended December 31, 2020, compared to $9,582,879 (47% of revenues) for the year ended December 31, 2019. Gross profit margin decreased slightly due to increased material costs.

Total operational expenses declined to $5,768,476 for the year ended December 31, 2020, compared to $6,087,357 for the year ended December 31, 2019. Expenses were reduced by 5% and fell in line with Management's COVID-19 revised strategic plans and expectations to facilitate the current rail business and the development of the Company's KXI Suspension System.

Factors in the reported income for the year ended December 31, 2020, include expenses related to ongoing marketing initiatives in the amount of $365,193 (2019 - $288,893) and related travel costs of $52,497 (2019 - $197,293). These expenses are related to ongoing marketing programs for existing and new products. Travel costs have been greatly minimized due to COVID 19 "work-from-home" circumstances.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. During the year ended December 31, 2020, the Company's industrial product design and development costs were $1,391,712 (2019 - $1,129,007). In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI Suspension System. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development.

Management continues to carefully manage both the Company's rail operations and KXI Suspension System development with the goal of new diverse business growth. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2020. The Company recorded office and administrative costs of $2,074,623 (2019 - $2,219,711) and management compensation was $670,269 (2019 - $1,037,586). Management compensation includes an accrual for contractual management performance bonuses for the year ended December 31, 2020, of $28,423 (2019 - $496,894). Management bonuses are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following. Management bonuses declined based on the financial performance of the Company. Consulting fees were $265,507 (2019 - $386,681) while investor relations remained unchanged at $84,000 (2019 - $84,000).

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

B. Liquidity and Capital Resources

The Company's primary source of revenue to date has been from new rail tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry. As at the end of Fiscal 2021 there were no material commitments for capital expenditures.

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

December 31, 2021 Compared to December 31, 2020

As at December 31, 2021 the Company had cash on deposit in the amount of $3,377,464, accounts receivable of $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 compared to cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 as at December 31, 2020.

The Company had no income tax payable as at December 31, 2021 compared to income tax payable of $91,566 as at December 31, 2020.

The working capital position of the Company as at December 31, 2021 was $8,670,165 compared to $6,251,893 as at December 31, 2020.  The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length, and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company improved to $12,055,113 as at December 31, 2021 compared to $10,960,923 as at December 31, 2020 due to the new equity placement.  The Company had no interest-bearing long-term liabilities or debt as at December 31, 2021.

The Company's post COVID-19 business prospects are encouraging as the OEMs and owners of tank cars have become optimistic about the market trends improving in 2022 however the Company is still operating in uncertain times.  There is a possibility of further diminishment of the Company's financial performance during 2022 due to the pandemic protocols although the duration of the downturn still remains uncertain.  The Company believes that Kelso's debt free financial position and available capital reserves at the date of this report will allow Kelso to make it through the COVID-19 crisis.

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

The working capital position of the Company as at December 31, 2020 was $6,251,893 compared to $7,937,873 as at December 31, 2019. Most of the Company's working capital as at December 31, 2020 was comprised of inventories to service future deliveries hence, the Company's available cash reserves for operations were becoming depleted. Given COVID-19 economic uncertainties new equity capital was secured subsequent to year end. On March 4, 2021 the Company completed a private placement to raise aggregate gross proceeds of CAD$6,370,000 whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's- length and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

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

The Company has spent the following amounts on research in last three years: $1,697,497 in Fiscal 2021; $1,391,712 in Fiscal 2020; and $1,129,007 in Fiscal 2019. In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI Suspension System.

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

E. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2021 relating to long-term debt obligations, purchase obligations or other long-term liabilities reflected on the Company's latest statement of financial position as at December 31, 2021. The Company has lease obligations for warehouse space in Kelowna, British Columbia as well as for vehicles used in the development of prototypes. Under IFRS these leases are recorded on the Company's consolidated statement of financial position.

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

Self-employed businessman; Director and CEO of SIQ Mountain Industries Inc. (SIQ: TSXV); CEO and Director of Gourmet Ocean Products Inc. (GOP:  TSXV), Director of Navion Capital Inc. (NAVN.P: TSXV); Director, President and CEO of Happy Creek Minerals Ltd (HPY: TSXV) and Director, Plantable Health Inc. (PLBL: NEO).

Anthony (Tony) Andrukaitis	Director Executive Vice President Business Development, COO	Independent Business Consultant.
Paul Cass	Director Audit Committee Member (Chair) Compensation Committee Member	Self-Employed Businessman.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Laura Roach	Director Compensation Committee Member Corporate Governance and Nominating Committee Member	Attorney and partner at the national law firm McCathern Law located in Frisco, Texas.
Jesse V. Crews	Director Audit Committee Member Corporate Governance and Nominating Committee Member (Chair)	Senior Adviser to Trinity Industries Leasing Company, the railcar leasing subsidiary of Trinity Industries Inc.
Frank Busch	Director Audit Committee Member Corporate Governance and Nominating Committee Member	Chief Executive Officer of NationFUND Access Capital Corporation
Chris Stewart	President KIQ X Industries Inc.	President of KIQ X Industries Inc.

James R. Bond (68 years) - President, CEO and Director

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

Richard Lee (66 years) - CFO

Mr. Lee has been the Company's CFO since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelors' degree in Commerce. In addition, he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States. Mr. Lee serves as CFO and a Director of SIQ Mountain Industries Inc, a company listed on the TSXV; as well as CFO of Happy Creek Minerals Inc., a company listed on the TSXV and Plantable Health Inc., which is listed on the NEO Exchange in Canada. Mr. Lee was also a director of Invictus MD Strategies Corp. from June 4, 2019 to February 25, 2020.

Peter Hughes (60 years) -Lead Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member of the Company's Compensation Committee and Corporate Governance & Nominating Committee. Mr. Hughes has 35 years' business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy, mining, aquaculture and sports technology. Mr. Hughes is a graduate of the University of British Columbia with a Bachelors' degree in Science, Canadian Securities Course and Director's and Officer's Course. Mr. Hughes currently serves as CEO and director of SIQ Mountain Industries Inc., President, CEO and a director of Happy Creek Minerals Inc., CEO and director of Gourmet Ocean Products Inc. and a director of Navion Capital Inc., all of which are on the TSXV, as well as a director of Plantable Health Inc., which is listed on the NEO Exchange in Canada.

Anthony (Tony) Andrukaitis (67 years) - Director, Executive Vice-President Business Development and COO

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

Paul Cass (65 years) - Director

Mr. Cass has been a director of the Company since 2016 and is a member of the Audit Committee. Mr. Cass was formerly COO of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Previously Mr. Cass was COO at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer in British Columbia, and he also holds an MBA from Simon Fraser University.

Laura Roach (50 years) - Director

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

Jesse V. Crews (69 years) - Director

Mr. Crews was the Chief Investment Officer of TILC up until February 15, 2022 when he was appointed Senior Adviser to TILC. Mr. Crews joined TILC in June 2011. During his tenure as Chief Investment Officer, Mr. Crews was responsible for the leasing company's long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives.  From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp.  From 2004 to 2009, he served as a Managing Director for Fortress Investment Group.  Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation).  Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998. Mr. Crews is a member "Emeritus" of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Master's in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Frank Busch (43 years) - Director

Mr. Busch's expertise is finance, business development and indigenous relations as Director of Community Engagement with the First Nations Finance Authority in Canada. Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute and a post-graduate Certificate in Finance from Harvard University in preparation for entering the Master of Liberal Arts in Extension Studies Field: Finance at Harvard. Mr. Busch is an expert in the field of Indigenous Engagement and Relations and has spoken publicly, published articles and advised companies and organizations of all sizes on the subject. Mr. Busch was appointed to the Board of Directors on February 11, 2020.

Chris Stewart (44) - President KIQ X Industries Inc.

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

B. Compensation

During Fiscal 2021, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position		Fiscal Year Ended December 31, 2021
	Salary ($)	Option- based Awards ($)	Share- Based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	240,000	N/A	15,050	N/A	255,050
Richard Lee CFO	240,000	N/A	15,050	N/A	255,050
Peter Hughes Director	N/A	N/A	7,525	49,500	57,025
Tony Andrukaitis Director, Executive Vice President Business Development and COO	240,923	N/A	15,050	N/A	255,973
Paul Cass Director	N/A	N/A	7,525	34,000	41,525
Laura Roach Director	N/A	N/A	7,525	24,000	31,525
Jesse V. Crews Director	N/A	N/A	7,525	31,500	39,025
Frank Busch Director	N/A	N/A	25,166	24,000	49,166
Chris Stewart President, KIQ X Industries Inc.	120,000	N/A	3,834	N/A	123,834

Management Agreements

On July 1, 2020, the Company and Bondwest Enterprises Inc., a private company 100% owned and controlled by Mr. Bond ("Bondwest") entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CEO PSA"). Under the terms of the CEO PSA, Bondwest will receive a base fee of US$20,000 per month (the "Base Fee") or US$240,000 annually during the initial 3-year term with no escalation provision. Bondwest is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also provides that Bondwest shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

On July 1, 2020, the Company and Kitchener Holdings Corp. ("Kitchener") a private company 100% owned and controlled by Mr. Lee entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CFO PSA"). Under the terms of the CFO PSA, Kitchener will receive a base fee of US$20,000 per month (the "Base Fee") or US$240,000 annually during the initial 3-year term with no escalation provision. Kitchener is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also provides that Kitchener shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Corporation.

On July 1, 2020, the Company and Mr. Anthony Andrukaitis entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "COO PSA"). Under the terms of the COO PSA, Mr. Andrukaitis will receive a base fee of US$20,000 per month (the "Base Fee") or US$240,000 annually during the initial 3-year term with no escalation provision. Mr. Andrukaitis is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Mr. Andrukaitis shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

Stock Option Plan

Pursuant to the policies of the TSX, the Company is required to adopt stock option plan prior to granting incentive stock options and, accordingly, the Company has adopted a stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to ensure that the Company is able to provide an incentive program for directors, officers, employees and persons providing services to the Company (the "Optionee") that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

The maximum aggregate number of common shares that may be reserved for issuance pursuant to the Stock Option Plan shall be a rolling number of common shares equal to 10% of the total issued and outstanding common shares of the Company from time to time. Any common shares in respect of which previously granted options have been exercised shall not be deducted from the number of common shares reserved for issuance under the Stock Option Plan and shall again be available for grant under the Stock Option Plan. In addition, the aggregate number of common shares which may be reserved for issuance pursuant to the Stock Option Plan or any other share compensation arrangement (pre-existing or otherwise) to any one participant under the Stock Option Plan within a one-year period shall not exceed 5% of the common shares (on a non-diluted basis) outstanding at the time of the grant. The maximum number of common shares which may be issued to insiders within any one-year period under the Stock Option Plan or under any other share compensation arrangement taken together shall not exceed 10% of the common shares outstanding from time to time.

The exercise price of any option granted under the Stock Option Plan is to be determined from time to time by the Board but in any event shall be no lower than the last closing price of the Company's shares before the grant of options. The Board, or a committee appointed for such purposes, also has the authority under the Stock Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions. Options issued to any Optionee providing investor relations services to the Company must vest (and not otherwise be exercisable) in stages over a minimum of twelve months with no more than one quarter of the options vesting in any three-month period and will expire within a maximum of thirty days after the Optionee ceases to be employed by the Company.

The term of options granted under the Stock Option Plan shall not exceed ten years from the date of grant, and all options granted under the Stock Option Plan are not transferable other than by will or the laws of dissent and distribution. If an Optionee ceases to be an Optionee for any reason whatsoever other than death or termination for cause, each option held by such Optionee will cease to be exercisable the earlier of 90 days following the termination date (being the date on which such Optionee ceases to be an Optionee) and the original expiry date of such option. If an Optionee dies, the legal representative of the Optionee may exercise the Optionee's options within one year after the date of the Optionee's death but only up to and including the original option expiry date.

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

The Company's directors and senior management are eligible to participate in the Stock Option Plan. The Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Stock Option Plan. The Board of Directors can amend the terms of the Stock Option Plan, provided that, among other things, no such amendment may be made that would increase the maximum aggregate number of common shares available for issuance as options or that would affect the terms of any previously granted stock option unless the Company receives shareholder approval for such amendment in accordance with the policies of the TSX.

As at December 31, 2021, there were a total of 3,270,000 options outstanding under the Stock Option Plan. During Fiscal 2021, a total of 1,175,000 options expired (unexercised) and a total of 150,000 options were exercised.

Option-Based Awards

The following table sets forth the option-based awards for each of directors and officers of the Company outstanding as at December 31, 2021:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
James R. Bond	100,000 100,000 100,000 100,000	0.30 0.50 0.78 0.75	November 28, 2022 August 20, 2023 August 19, 2024 August 18, 2025	25,000 5,000 0 0
Richard Lee	100,000 100,000 100,000 100,000	0.30 0.50 0.78 0.75	November 28, 2022 August 20, 2023 August 19, 2024 August 18, 2025	25,000 5,000 0 0

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (US$)(1)
Peter Hughes	50,000 50,000 50,000 50,000	0.30 0.50 0.78 0.75	November 28, 2022 August 23, 2023 August 19, 2024 August 18, 2025	12,500 2,500 0 0
Anthony (Tony) Andrukaitis	100,000 100,000 100,000 100,000	0.30 0.50 0.78 0.75	November 28, 2022 August 23, 2023 August 19, 2024 August 18, 2025	25,000 5,000 0 0
Paul Cass	50,000 50,000 50,000 50,000	0.30 0.50 0.78 0.75	November 28, 2022 August 23, 2023 August 19, 2024 August 18, 2025	12,500 2,500 0 0
Laura Roach	50,000 50,000 50,000 50,000	0.30 0.50 0.78 0.75	November 28, 2022 August 23, 2023 August 19, 2024 August 18, 2025	12,500 2,500 0 0
Jesse V. Crews	200,000 50,000 50,000 50,000	0.57 0.50 0.78 0.75	April 17, 2023 August 23, 2023 August 19, 2024 August 18, 2025	0 2,500 0 0
Frank Busch	200,000 50,000	0.76 0.75	February 11, 2025 August 18, 2025	0 0
Chris Stewart	75,000 25,000	0.78 0.75	August 19, 2024 August 18, 2025	0 0

(1) Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2021 (being US$0.45) and the exercise price of the option.

The following table sets forth the details of the exercise of compensation securities (Stock Options) by directors and officers of the Company during Fiscal 2021:

Name	Number of Underlying Securities Issued	Exercise Price of Security (US$)	Date of Exercise	Closing Price Per Security on Date of Exercise (US$)	Difference Between Exercise Price and Closing Price on Date of Exercise (US$)	Value on Exercise Date (US$) (1)
Phil Dyer (2)	50,000 50,000	$0.30 $0.50	Feb. 8, 2021 Feb. 8, 2021	1.21 1.21	0.91 0.71	45,500 35,500
Laura Roach	50,000	$0.30	May 5, 2021	0.72	0.42	21,000

(1) Value is calculated based on the difference between the exercise price of the security and the market value of the securities underlying the options on the date of exercise.

(2) Mr. Dyer resigned as a director of the Company on February 11, 2020 but continued to serve in an advisory capacity to the Board during Fiscal 2021.

Restricted Share Unit Plan

The Board of Directors (the "Board") adopted the Restricted Share Unit Plan (the "RSU Plan") for the benefit of the Company's employees, directors and consultants. The RSU Plan has been established to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of the Company's shareholders (the "Shareholders").

The Board intends to use Restricted Share Units ("RSUs") issued under the RSU Plan, as well as options issued under the Stock Option Plan, as part of the Company's overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long-term commitment.

Eligible Participants:  The RSU Plan is administered by the Compensation Committee of the Board or such other committee of the Board as may be designated by the Board (the "Committee"). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board of Directors through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting: The vesting of RSUs is conditional upon the expiry of a time-based or performance-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee. Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, subject to the exceptions, if any, prescribed by the Exchange from time to time (i) the last closing price of the Company's Common Shares before the issuance of the RSUs; (ii) if the Company's Common Shares trade on the TSX or another stock exchange where the majority of the trading volume and value of the shares occurs, the price is calculated based on a reasonable pre-determined formula, which formula is accepted by the Exchange and is based on a volume weighted average trading price or average daily high and low board lot trading price for the five trading days prior to the issuance of the RSUs. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the Share Price as determined by the Board in its discretion, acting reasonably and in good faith. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs is the date determined by the Company for such purpose for such grant, which date shall be no later than the date which is one year after the Participant's Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph 248(1)(k) of the Income Tax Act (Canada), as such section may be amended or re-enacted from time to time.

Maximum Number of Common Shares Issued:  (a) shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis; and (b) in combination with the aggregate number of Common Shares which may be issuable under any and all of the Company's Security Based Compensation Arrangements, as defined in the RSU Plan, in existence from time to time, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such other number of Common Shares as shall have been duly approved by the Board, by the Exchange and by the Shareholders.

Participation Limits: The number of Common Shares which may be reserved for issuance under the RSU Plan within anyone-year period: (a) to any one Participant, shall not exceed 5% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis; (b) under the RSU Plan and any other of the Company's Security Based Compensation Arrangements (i) the aggregate number of Common Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Common Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Common Shares; and (c) to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis.

Cessation of Entitlement: Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant's termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company's discretion, or for good reason (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant's RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability:  RSUs are not assignable or transferable other than by will or the laws of descent and distribution.

Amendments to the RSU Plan: The Board reserves the right, in its sole discretion, to amend, suspend or terminate the RSU Plan or any portion thereof at any time, in accordance with Applicable Law, without obtaining the approval of Shareholders, unless required by the policies of the Exchange. Notwithstanding the foregoing, the Company will be required to obtain disinterested Shareholder approval for any amendment related to: (a) the number or percentage of issued and outstanding Common Shares available for grant under the Plan (other than by virtue of adjustments pursuant to Section 13.1 of the RSU Plan); (b) a change in the method of calculation of the payout of RSUs held by Participants; and (c) an extension of the Payout Date of RSUs held by Participants.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation: (a) amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time; (b) amendments to the provisions of the RSU Plan respecting administration of the RSU Plan and eligibility for participation under the RSU Plan; (c) amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted pursuant to the RSU Plan, including the provisions relating to the payment of the RSUs; (d) amendments necessary to suspend or terminate the RSU Plan; (e) amendments to the RSU Plan that are of a "housekeeping" nature; and (f) any other amendment, fundamental or otherwise, not requiring Shareholder approval under Applicable Laws or the applicable rules of the Exchange. Provided, however, that no such amendment of the RSU Plan may be made without the consent of each affected Participant in the RSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the RSU Plan.

As at December 31, 2021 there were 355,000 RSU's outstanding.

Non-Employee Directors Deferred Share Unit Plan

The Board has adopted the Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan") for the benefit of the Company's non-executive directors of which currently there are five. The DSU Plan has been established to assist the Company in the recruitment and retention of qualified persons to serve on the Board and, through the proposed issuance by the Company of Common Shares under the DSU Plan, to promote better alignment of the interests of directors and the long-term interests of Shareholders. The Board intends to use the Deferred Share Units ("DSUs") issued under the DSU Plan, as well as options issued under the Stock Option Plan and RSUs issued under the RSU Plan, if any, as part of the Company's overall director compensation plan. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance.

As at December 31, 2021, there were no DSUs outstanding.

Administration of Plan: The DSU Plan provides that non-executive directors may elect to receive up to 50% of their annual compensation amount (the "Annual Base Compensation") in DSUs. A DSU is a unit credited to a participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a "DSU Account") when such Annual Base Compensation is payable. The director's DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means subject to the exceptions, if any, prescribed by the Exchange from time to time (i) the last closing price of the Company's Common Shares before the issuance of the Share Units; (ii) if the Company's Common Shares trade on the TSX or another stock exchange where the majority of the trading volume and value of the shares occurs, the price is calculated based on a reasonable pre-determined formula, which formula is accepted by the Exchange and is based on a volume weighted average trading price or average daily high and low board lot trading price for the five trading days prior to the issuance of the DSUs. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the Share Price as determined by the Board in its discretion, acting reasonably and in good faith. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Additionally, subject to certain participation limits prescribed by the Exchange, the Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity- based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director's DSU Account. The Company and a director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the "Termination Date") and ending on the 90th day following the Termination Date. Redemptions under the DSU Plan may be in Common Shares issued from treasury subject to the Shareholder approval being sought at this Meeting, may be purchased by the Company on the open market for delivery to the director, may be settled in cash or any combination of the foregoing.

Maximum Number of Common Shares Issued:  (a) shall not exceed 2% of the total number of issued and outstanding Common Shares on a non-diluted basis; and (b) in combination with the aggregate number of Common Shares which may be issuable under any and all of the Company's Security Based Compensation Arrangements, as defined in the DSU Plan, in existence from time to time, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such other number of Common Shares as shall have been duly approved by the Board, by the Exchange and by the Shareholders.

Participation Limits: The number of Common Shares which may be reserved for issuance under the DSU Plan within any one-year period: (a) to any one Participant, shall not exceed 2% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis; and (b) under the DSU Plan and any other of the Company's Security Based Compensation Arrangements (i) the aggregate number of Common Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Common Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Common Shares.

Transferability: No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan: The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation: (a) amendments to the terms and conditions of the DSU Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time; (b) amendments to the provisions of the DSU Plan respecting administration of the DSU Plan and eligibility for participation under the DSU Plan; (c) amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSUs may be granted pursuant to the DSU Plan, including the provisions relating to the payment of the DSUs; (d) amendments necessary to suspend or terminate the DSU Plan; (e) amendments to the DSU Plan that are of a "housekeeping" nature; and (f) any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the applicable rules of the Exchange; provided, however, that no such amendment of the DSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan.

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

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2021.

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

Audit Committee

During Fiscal 2021, the members of the audit committee were Paul Cass (Chairman), Jesse V. Crews and Frank Busch. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator, Messrs. Cass, Crews and Busch are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee. The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Company's corporate governance system is effective in the discharge of the Company's obligations to the Shareholders.

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

Each member will have skills and/or experience which are relevant to the mandate of the Committee. During the financial year ended December 31, 2021, the members of the Corporate Governance and Nominating Committee were Messrs. Jesse V. Crews (Chairman), Mr. Frank Busch and Ms. Roach.

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

D. Employees

As at December 31, 2021, the Company had 45 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas. Canadian personnel work in West Kelowna, British Columbia.There has been no significant change in the number of employees since December 31, 2019. At the date of this filing, the Company's employees are not unionized, and all employees are full-time.

E. Share Ownership

As of December 31, 2021, the Company's directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Options Held	Restricted Share Units Held
	# of Shares	% of Class(1)
James R. Bond Director, President and CEO	1,368,300(2)	2.52	400,000	40,000
Peter Hughes Director	16,000	0.029	200,000	20,000
Tony Andrukaitis Director, Executive Vice President Business Development and COO	264,000	0.49	400,000	40,000
Paul Cass Director	79,000	0.15	200,000	20,000
Laura Roach Director	56,390	0.10	150,000	20,000
Jesse V. Crews Director	122,125	0.23	350,000	20,000
Frank Busch Director	20,000	0.037	250,000	20,000
Richard Lee CFO	144,500	0.27	400,000	40,000
Chris Stewart (3) President, KIQ X Industries Inc.	27,000	0.050	100,000	40,000

(1) Based on 54,320,086 common shares issued and outstanding as at December 31, 2021.

(2) Mr. Bond holds 547,500 common shares directly; 660,800 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 160,000 common shares jointly with Serena Sardar, Mr. Bond's spouse.

(3) Mr. Stewart was appointed President of KIQ X Industries Inc. on January 20, 2021.

The voting rights attached to the common shares owned by the Company's directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As at December 31, 2021 Tocqueville Asset Management LP reported on their Schedule 13G that they held 2,736,300 common shares/voting rights (5%) of the Company. To the best of the Company's knowledge, there are no other persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company's major shareholders do not differ from the voting rights of holders of the Company's common shares who are not the Company's major shareholders.

As at December 31, 2021, the registrar and transfer agent for the Company reported that there were 54,320,086 shares of the Company issued and outstanding. Of these, 46,762,689 were registered to Canadian residents (11 recorded shareholders), 7,545,969 shares were registered to residents of the United States (56 recorded shareholders) and 11,428,000 shares were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2021, management fees for the Company were $720,923 (Fiscal 2020 - $641,845; 2019 - $540,692). As at December 31, 2021, the amount due to related parties (which are unsecured and have no interest or specific terms of payments) was $Nil (Fiscal 2020 - $28,423; Fiscal 2019 - $537,644). Management bonuses of $Nil were earned in Fiscal 2021 (Fiscal 2020 - $28,423; Fiscal 2019 - $496,894); $Nil related to accrued Directors fees (Fiscal 2020 - Nil; Fiscal 2019 - $40,750) and there were no amounts due for reimbursement of expenses to a director of the Company. Expense reimbursements are due on demand. Related party transactions during Fiscal 2021, Fiscal 2020 and Fiscal 2019 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2021 were $104,250 (Fiscal 2020 - $335,155; Fiscal 2019 - $255,902).

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2021, including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2021 and 2020, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019.

These financial statements can be found under "Item 17. Financial Statements" below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

During the three months ended March 31, 2021 based on R&D testing results the Company terminated the Technology Development Agreement with G&J Technologies Inc. and Gebhard Wager who were the service provider and contractor engaged for the KXI Suspension System, including the consulting agreement for $10,000 per month.  According to the terms of the Technology Development Agreement (TDA) the Company will still maintain intellectual property rights acquired under the TDA.  Kelso will still be liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product.  The terms of the termination are currently being disputed by the service provider and inventor.  The dispute has entered an arbitration process to provide a final legal resolution pursuant to the terms of the TDA.  This arbitration is not expected to have a material effect on the Company's financial position or profitability.

Other than mentioned above there have not been any other legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect the Company's financial position or profitability.

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

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE American(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2021	1.85	0.54	1.48	0.42
December 31, 2020	1.32	0.55	1.00	0.45
December 31, 2019	2.19	0.55	1.66	0.41
December 31, 2018	1.25	0.46	0.96	0.3591
December 31, 2017	1.40	0.315	1.08	0.27

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

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
December 31, 2021	1.23	0.54	1.02	0.42
September 30, 2021	0.89	0.67	0.73	0.52
June 30, 2021	1.42	0.73	0.82	0.59
March 31, 2021	1.85	0.68	1.48	0.53
December 31, 2020	0.80	0.55	0.62	0.45
September 30, 2020	1.07	0.62	0.80	0.47
June 30, 2020	0.97	0.65	0.72	0.46
March 31, 2020	1.32	0.64	1.00	0.45

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and NYSE American were as follows:

Month End/Period	TSX (Canadian dollars, $)		NYSE American (U.S. dollars, $)
	High	Low	High	Low
March 1-15, 2022	0.66	0.60	0.53	0.47
February 28, 2022	0.67	0.58	0.54	0.44
January 31, 2022	0.72	0.52	0.58	0.40
December 31, 2021	0.74	0.54	0.54	0.42
November 30, 2021	0.92	0.67	0.74	0.51
October 31, 2021	1.23	0.72	1.02	0.56

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

B. Memorandum and Articles of Association

The information required by this item is incorporated herein by reference from the Company's Registration Statement on Form 20-F filed on filed on August 29, 2013, as amended on October 23, 2013, November 21, 2013, and December 3, 2013.

C. Material Contracts

There are no other contracts, other than those disclosed in this annual report and those entered into in the ordinary course of the Company's business, that are material to the Company, and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this annual report:

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

3. The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 25, 2020. A copy of the Stock Option Plan is available under the Company's profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

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

5. The Company has a Restricted Share Unit Plan which was approved by the shareholders of the Company on June 3, 2021. A copy of the RSU Plan is available under the Company's profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

6. The Company has a Non-Employee Directors Deferred Share Unit Plan which was approved by the shareholders of the Company on June 2, 2021. A copy of the Deferred Share Unit Plan is available under the Company's profile on SEDAR at www.sedar.com in Canada on EDGAR at www.sec.gov in the United States.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital, or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

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

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $3,377,464 at December 31, 2021 (December 31, 2020 - $1,049,049).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $807,009 at December 31, 2021 (December 31, 2020 - $535,659).

The Company's concentration of credit risk for accounts receivable at December 31, 2021 with respect to Customer A is $93,865 (2020 - $105,820) and Customer B is $25,009 (2020 - $15,349); Customer C is $47,250 (2020 - $Nil) and Customer D is $155,520 (2020 - $150,300). The Company has an allowance for doubtful accounts of $2,000 at December 31, 2021 (2020 - $Nil).

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

As at December 31, 2021, the Company has cash in the amount of $3,377,464 (December 31, 2020 - $1,049,049) and accounts receivable of $807,009 (December 31, 2020 - $535,659) to settle current liabilities of $1,210,356 (December 31, 2020 - $958,086) with the following due dates; trade accounts payable of $1,118,573 (December 31, 2020 - $786,354) are due within three months; and due to related party balances of $Nil (December 31, 2020 - $ 28,423), income tax payable of $Nil (December 31, 2020 - $91,566) and current portion of lease liability of $91,783 (December 31, 2020 - $51,743). All payables are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $307,456 (December 31, 2020 - $100,709) which are due between one to five years.

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

At December 31, 2021 and December 31, 2020, the Company's net exposure to foreign currency risk was as follows (in US):

	December 31, 2021	December 31, 2020
Net (liabilities)	$1,210,161	$(34,775)

Based on the above, assuming all other variables remain constant, a 1% (2020 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $12,102 (December 31, 2020 - $696) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

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

Item 15. Controls and Procedures

As required by paragraph (b) of Rules13a-15 or 15d-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's principal executive officer and principal financial officer evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, the Company's disclosure controls and procedures were effective. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management assessed the Company's internal control over financial reporting as of December 31, 2021, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.

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

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was amended and restated by the Board of Directors on March 16, 2021, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2021, and the fiscal year ended December 31, 2020:

	December 31, 2021 (CAD$)	December 31, 2020 (CAD$)
Audit Fees	112,000	105,000
Audit-Related Fees	6,500	5,000
Tax Fees	10,000	8,500
All Other Fees	N/A	N/A
Total Fees	128,500	118,500

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

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits -

Exhibits Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Security holder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated July 1, 2020
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated July 1, 2020
10.03	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020
10.04	Stock Option Plan dated June 25, 2020
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08*	Restricted Share Unit Plan dated June 3, 2021
10.09*	Non-Employee Directors Deferred Share Unit Plan dated June 3, 2021
11	Code of Business Conduct and Ethics dated March 16, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2018(2)
99.2	Audited annual financial statements for the year ended December 31, 2019(3)
99.3	Audited annual financial statements for the year ended December 31, 2020(4)
99.4*	Audited annual financial statements for the year ended December 31, 2021(5)

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on April 2, 2019.

(3) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 21, 2020.

(4) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 17, 2021.

(5) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 28, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 31, 2022

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: March 31, 2022