Form 20-F/A
period 2021-12-31
KELSO TECHNOLOGIES INC
filed 2022-04-07
CIK 1161814

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

- ii -

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
[X ] Yes [ ] NO

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.[ ]

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

EXPLANATORY NOTE

Kelso Technologies Inc. is filing this Amendment No. 1 (the “Form 20-F/A”) to its Annual Report on Form 20-F for the period ended December 31, 2021 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 1, 2022, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) as Exhibit 101 to the Form 20-F/A in accordance with Rule 405 of Regulation S-T (Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T).

In addition, this Form 20-F/A is being filed for the purpose of amending the cover page of the Form 20-F to indicate that Kelso Technologies Inc. has filed Interactive Data Files required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosures in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

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

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits -

Exhibits Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Security holder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated July 1, 2020
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated July 1, 2020
10.03	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020
10.04	Stock Option Plan dated June 25, 2020
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Restricted Share Unit Plan dated June 3, 2021(2)
10.09	Non-Employee Directors Deferred Share Unit Plan dated June 3, 2021(2)
11	Code of Business Conduct and Ethics dated March 16, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2018(3)
99.2	Audited annual financial statements for the year ended December 31, 2019(4)
99.3	Audited annual financial statements for the year ended December 31, 2020(5)
99.4*	Audited annual financial statements for the year ended December 31, 2021(6)
(100)	Interactive Data File
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on April 1, 2022.

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

Date: April 6, 2022

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 6, 2022