Form 20-F
period 2022-12-31
KELSO TECHNOLOGIES INC
filed 2023-04-06
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

13966 18B Avenue, Surrey, British Columbia, Canada, V4A8J1
(Address of principal executive offices)

James R. Bond, CEO
13966 18B Avenue
Surrey, British Columbia, Canada, V4A8J1
Telephone: 604.590.1525
Email:bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Nafeesa Valli-Hasham
Clark Wilson LLP
Suite 900 - 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C3H1
Telephone: 604.687.5700
Facsimile: 604.687.6314

ii

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

54,320,086 common shares without par value outstanding on December 31, 2022.
There were no Class A non-cumulative preference shares outstanding on December 31, 2022.

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
[X ] Yes [] NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[] YES [X ] No

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large, accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

iii

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                                                                                                                            []

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                            []

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
[ ] ITEM 17[ ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).              [ ] YES [X] NO

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Kelso Technologies Inc. is classified as an "Emerging Growth Company." Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company's auditor will not be required to attest to and report on management's assessment of the company's internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed US$1 billion, or if the company issues more than US $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that it is deemed to be a large accelerated filer. Emerging Growth Companies have less than $1,070,000,000 in annual gross revenues.

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

As used in this annual report, Company means Kelso Technologies Inc. ("Kelso") and the Company's wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ X Industries Inc. and KXI™ Wildertec™ Industries Inc. (collectively the "Company"). Information on the Company's website www.kelsotech.com is not incorporated by reference into this annual report.

COVID-19 IMPACT UPDATE ON OPERATIONS

The Company carries out essential services as a producer and reliable supplier of specialized rail tank car service equipment necessary for the safe operation and maintenance of rail tank car transportation systems. As a producer of specialized valves used in the transport of hazardous commodities, our products remain crucial for the safe delivery of hazardous materials by rail transport in North America as they can mitigate the negative impacts of human error and environmental harm. Throughout fiscal 2022, the Company continued operations at its valve assembly facility in Bonham, Texas, while being mindful of the potential impacts of COVID-19.

The Company continues to be committed to the health and safety of its employees, business partners and communities where we operate. The Company continues to apply comprehensive and rigorous hygiene policies and employee temperature monitoring practices lower risk. Management will maintain full adherence to measures put in place by applicable government authorities.

Although there can be no assurance against a severe downturn in the Company's valve business given the resulting impact of COVID-19, the Company intends to fulfill its responsibility to continue operations to allow critical rail transportation to operate resiliently during 2023.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
James R. Bond Director, President and Chief Executive Officer	As President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing the Company's relations with the Company's legal advisers, regulatory authorities and the investment community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with the Company's corporate governance policies and standards.
Peter Hughes Director	As an independent director, Mr. Hughes supervises the Company's senior management and Board and helps to ensure compliance with the Company's corporate governance policies and standards.
Anthony ("Tony") Andrukaitis Director and Chief Operating Officer	As a director, Mr. Andrukaitis supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards. As COO, Mr. Andrukaitis is responsible for the daily operations of the Company's plant in Bonham, Texas and continues to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.
Edward Paul ("Paul") Cass Lead Director and Audit Committee Member	As an independent director, Mr. Cass supervises the Company's senior management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Director and Audit Committee Member	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Jesse V. Crews Director	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Frank Busch Director and Audit Committee Member	As an independent director, Mr. Busch supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Richard Lee Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all financial aspects of the Company's business.
Amanda Smith Vice President Operations	As Vice President Operations, Ms. Smith manages the daily operations of the Company's plant in Bonham, Texas and assists in all facets of the daily business including sales, marketing, engineering and inventory control.
Chris Stewart President of KIQ X Industries Inc.	As President of the Company's wholly owned subsidiary, KIQ X Industries Inc. Mr. Stewart is responsible for all aspects of the KXI Suspension System project.

The business address for the Company is 13966 18B Avenue, Surrey, British Columbia, Canada V4A8J1.

Advisers

The Company's legal advisers are Clark Wilson LLP with a business address at #900 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

Auditors

The Company's independent registered auditors are Smythe LLP, Chartered Professional Accountants, with a business address at #1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe LLP, Chartered Professional Accountants, has advised that it is independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Smythe LLP, Chartered Professional Accountants were first appointed as the Company's auditors on November 23, 2006.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for the Company for the years ended December 31, 2022, 2021 and 2020 prepared in accordance with IFRS, as issued by the IASB. The information in the table was extracted from the consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5 - Operating and Financial Review and Prospects" beginning at page 24 below.

Selected Financial Data

Statements of Income (Loss) Data	Year ended December 31, 2022 (audited) ($)	Year ended December 31, 2021 (audited) ($)	Year ended December 31, 2020 (audited) ($)
Revenues	10,931,188	7,425,707	11,149,130
Gross Profit	4,908,996	3,196,492	4,792,678
Net Income/(Loss) and Comprehensive Income/(Loss)	(1,355,417)	(2,758,567)	(1,307,890)
Basic and Diluted Earning/(Loss) per Share	(0.02)	(0.05)	(0.03)
Statement of Financial Position Data	Year ended December 31, 2022 (audited) ($)	As at December 31, 2021 (audited) ($)	As at December 31, 2020 (audited) ($)
Assets	12,147,143	13,728,510	12,016,515
Current Liabilities	1,330,821	1,210,356	958,086
Shareholders' Equity	10,781,672	12,055,113	10,960,923
Capital Stock	27,123,039	27,123,039	23,366,542
(Deficit)	(21,181,450)	(19,826,033)	(17,067,466)
Outstanding Common Shares	54,320,086	54,320,086	47,170,086

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

"Covid-19"

On March 11, 2020, the World Health Organization declared the ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets was significant throughout 2021 and continued to impact year-ended 2022 operations. The success of immunization programs by some world governments reduced many risks and allowed for some improvement in economic activity during Fiscal 2022.

The Company will continue to closely monitor the potential impact of the COVID-19 on the Company's business. Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in 2023, there could be a potentially material and negative impact on the Company's operating plans, the Company's liquidity and cash flows, and the valuation of the Company's long-lived assets, potential future decreases in revenue from the sale of the Company's products and the profitability of the Company's ongoing operations.

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

Although the Company had a positive working capital in the amount of $7,000,568 as at December 31, 2022, the Company can, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's operations.

Given the unpredictable COVID-19 economic circumstances, Management carefully assessed the Company's future capital needs at year end. The decline of the Company's revenues in 2020 compromised the Company's available capital reserves to fund the Company's 2021 business affairs. It was determined that the Company should access new equity capital to ensure that Kelso has adequate working capital to service the Company's 2021 and 2022 needs. In March 2021, the Company completed a private placement whereby 7,000,000 units were issued at a price of CAD $0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD $1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022, and CAD $1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length, and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

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

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer, its Chief Financial Officer and its Chief Operating Officer. The Company also relies on the expertise of senior executives of certain of its subsidiaries; in particular, the President of KIQ X Industries Inc. These individuals are under contractual obligations to the Company expiring on June 30, 2023; however, if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

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

The Company's registered office is located at Suite 900 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company's corporate head office is located at 13966 18B Avenue, Surrey, British Columbia V4A8J1. The Company's head office telephone number is (604) 590-1525.

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

The Company operates in conjunction with the Company's five wholly owned subsidiaries Kelso Technologies (USA) Inc. ("KTI"), Kel-Flo Industries Inc., ("Kel-Flo"); KIQ Industries Inc. ("KIQ"); KIQ X Industries Inc. ("KIQX") and KXI™ Wildertec™ Industries Inc. ("KXI"). The Company owns 100% of the voting securities of each of the Company's subsidiaries. None of the subsidiaries has a class of restricted securities. KTI was incorporated on August 3, 2005, in the State of Nevada for potential use for operations in the United States. KIQ was incorporated on October 7, 2014in the State of Nevada for the purpose of working on the general development of new equipment concepts should they develop market interest. Kel-Flo was incorporated on June 20, 2012, in the State of Nevada and is used as a structure to pursue the development of high-speed no-spill fuel loading technologies for locomotives. KIQX was incorporated on December 12, 2017, in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company'sproprietary KXI vehicle suspension system for wilderness terrain vehicles.

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

The Company's unaudited revenues over the last eight quarters were as follows: $2,389,477 for the quarter ended December 31, 2022; $2,708,364 for the quarter ended September 30, 2022; $2,869,496 for the quarter ended June 30, 2022; $2,963,851for the quarter ended March 31, 2022; $1,996,616 for the quarter ended December 31, 2021; $2,093,252 for the quarter ended September 30, 2021; $2,115,352 for the quarter ended June 30, 2021; and $1,220,487 for the quarter ended March 31, 2021.

The Company's unaudited net income (loss) over the last eight quarters were as follows: $(420,316) for the quarter ended December 31, 2022; $(361,522) for the quarter ended September 30, 2022; $(519,443) for the quarter ended June 30, 2022; $(54,136) for the quarter ended March 31, 2022; ($1,130,973) for the quarter ended December 31, 2021; ($433,261) for the quarter ended September 30, 2021; ($394,220) for the quarter ended June 30, 2021 and($800,113) for the quarter ended March 31, 2021.

Three Year History

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

Given the unprecedented challenges of this crisis the Company adapted to a new way of operating and continued to manage and respond to the COVID-19 pandemic and maintain full adherence to measures put in place by applicable government authorities.

The original plans for the KXI Suspension System in 2020 before the negative impacts of the COVID-19 pandemic became reality were to take KXI Suspension System to the final commercial design specifications, regulatory approvals and revenue generation for light duty trucks. Due to many challenging variables, budgets and problematic R&D discoveries the Company was unable to complete the regulatory approved commercial "blueprint" for the Company's first product offerings of light duty trucks as originally scheduled. Given that the COVID-19 uncertainties continued to be problematic and unpredictable the Company carefully revised its R&D objectives. Kelso also had to delay ambitions for light duty truck "pilot" production operations and marketing initiatives and planned to focus on the Heavy-Duty truck market for 2021 and 2022.

On February 11, 2020, Mr. Frank C. Busch was appointed to the board of directors of the Company (the "Board of Directors"), as an independent director to fill the vacancy created by the resignation of Mr. Phil Dyer. Mr. Dyer continued to serve the Company as an advisor during the remainder of Fiscal 2020.

In May 2020, the AAR approved the Company's new standard profile ("4") bottom outlet valve with a ceramic ball ("BOV") for commercial field service trial testing. The standard profile BOV field service trial joined the Company's low-profile bottom outlet valve currently in field service trial testing, completion of which is required for final AAR approvals. Kelso is committed to complete the field service trials of both low and standard profile BOV.

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

In September 2020, one of the Company's key customers started the installation of the Company's new 2" pressure car angle valve ("K2AV") for commercial field service trial testing as required by the AAR. The K2AV is a high-value specialized valve specifically designed for pressure tank cars. The service trial tested a total of fifteen K2AV units on five tank cars. Currently, there are approximately 85,000 pressure tank cars in the rail fleet today according to AAR statistics. The K2AV represents a significant opportunity for the Company to expand the Company's product footprint in rail tank car equipment.

Financial performance in 2020 suffered due to a 46% decline in sales activity over the prior year but operating expenses were reduced by 5% which allowed Kelso to stay cash flow positive (net of non-cash charges). This economic decline clearly highlighted the seriousness of the potential threat to the Company's business survival. The original equipment manufacturer ("OEM") rail tank car producers went into hibernation in April 2020 and have yet to return in a meaningful way but the retrofit and repair business remained open allowing the continuation of the Company's operations. Industry analysts (Freight Transportation Research ("FTR") Associates) anticipate that the OEM producers will return to production in 2021 and revenue streams from rail should begin to improve in the back half of 2021 and carry new momentum into 2022 and 2023.

The Company's working capital was $6,251,893 as at December 31, 2020 although much of this was invested in inventories for future deliveries. At year end the Company's available cash reserves for operations were becoming depleted therefore new equity capital in the amount of CAD$6,370,000 (before expenses) was secured subsequent to December 31, 2020.

2021

Mr. Chris Stewart replaced James R. Bond as President of KIQX with Mr. Bond remaining as Chief Executive Officer of KIQX. Mr. Stewart assumed the executive authority and responsibility for all aspects of the KXI Suspension System project. Mr. Stewart served as the General Manager of KIQX for several years and has been a key developer of the strategic business model for the KXI project.

In March 2021, the Company terminated its technology development agreement dated November 10, 2016 (the "Technology Development Agreement") with service provider, G & J Technologies Inc. (the "Service Provider"), and the inventor/innovator, Gebhard Charles Wager (the "Inventor"), which served as the development agreement for the Company's KXI Suspension System. The Company had a dispute with the Service Provider and the Inventor with respect to the terms of the Technology Development Agreement and received a demand letter from the Service Provider with respect to the ownership of certain intellectual property rights referenced in the Technology Development Agreement. The Service Provider commenced an arbitration proceeding for ownership of IP assets and damages for wrongful termination of the Technology Development Agreement. The Company filed a counterclaim for damages for misrepresentations by the Service Provider. The Company anticipates that it will have to monetarily settle these claims but the amount is undetermined at this time.

On March 4, 2021, the Company completed a private placement to raise aggregate gross proceeds of CAD $6,370,000. A total of 7,000,000 units were issued at a price of CAD $0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant could be exercised at a price of CAD $1.15 on or before 4:00 p.m. (Vancouver time) on March 4, 2022, and CAD $1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length, and the transaction did not materially affect control of the Company.

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

The prototype vehicle, when completed will go through extensive engineering integrity and Canadian Motor Vehicle Safety Standards compliance testing. This is to ensure that equipment operators are able to utilize the full efficiency of the KXI technology without compromising the safety of the occupants or the general public. COVID-19 has created many supply chain issues in the automotive industries, but the completion of the prototype is currently expected in the second or third quarter of 2023.

Financial results in 2021 worsened due to a decline in revenues of 33% as the hazardous tanker rail car market continued to decline. The gross profit margin remained strong at 43% and operating expenses increased by 2% over 2020 after adjusting for non-cash items. Expenses rose due to the increased activity of the Company's suspension program. In addition, the Company recorded a gain on revaluation of derivative warrant liability of $658,626. This gain was as a result of the Company conducting a private placement in Canadian dollars with warrants also priced in Canadian dollars.

The Company's working capital remained strong at $8,670,165 as at December 31, 2021 and cash at $3,377,464. This strong position was mainly due to the private placement that the Company conducted earlier in the year. Trade payables were $1,118,573 at December 31, 2021 and the only long-term debt the Company has is the long-term portion of leases.

2022

During 2022 the owners and shippers that utilize rail tank cars began to cautiously commit to investments in new tank car equipment and/or retrofitting their current rail tank car fleets. Total OEM production output in 2022 was 9,812 rail tank cars. Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit and repair activity in 2022. This increase in business activity after a prolonged slowdown due COVID-19 reflected in a 47% increase in the Company's sales in 2022 compared to the same period 2021.

Rail tank car activity requiring Kelso components grew modestly based on general economic recoveries and manufacturing supply chain disruptions that require an increase in rail tank car transportation solutions. Traditional foreign supply chains in the rail tank car industry have become unreliable and more costly for shippers' operations. The Company's "100% American-Made" reputation and its proven ability to service customer orders even during the most challenging of times improved Kelso's service reputation to the point that the Company's market share grew to approximately 47% of new tank car production volume in 2022.

On February 17, 2022 the Company reported that all the participating oil refiners engaged in the service trials of the K2AV (the Company's new 2" angle valve) successfully installed the requisite number of K2AV units and full AAR compliance testing continued. The Kelso K2AV is a device specifically designed to transfer LP-Gas and anhydrous ammonia in pressurized railroad tank car applications.

The current pressure car fleet includes approximately 85,000 tank cars and each pressure tank car utilizes three K2AV units. These are high value specialty products and management's objectives are to generate multi-million-dollar revenues from the K2AV as oil refiners specify our products in larger numbers. The pressure tank car market is a previously untapped market for Kelso to develop.

The development of Kelso's K2AV has been driven by customers' demand for better performing angle valves due to irregular performance of the current products used in the market today. The Kelso K2AV is a single piece of high-quality fabricated steel eliminating porosity weakness found in foreign castings. It is designed for universal use, so there are no wetted or outlet O-rings to change out; it has a self-draining, self-cleaning seat; it has a low operating torque for ease of use; it has an adjustable packing gland; and it is a serviceable valve. The K2AV has an AAR standard mounting that will allow for ease of inter-changeability with other 2" angle valves. The K2AV is completely manufactured in the USA.

The K2AV rounds out Kelso's Pressure Car Kit which includes the PCH, an excess flow check valve, a thermometer well, a needle (sampling) valve and magnetic gauging device. The availability of the Kelso Pressure Car Kit provided customers with the opportunity for one-stop sourcing for pressure car needs.

The K2AV progressed well in its AAR service field trials throughout 2022 without incident.

In 2022 the Company's Standard Profile Bottom Outlet Valve went through the final engineering design stages with the cooperation of shippers to meet current OEM design specifications. This was an essential step for the Company to seek AAR service field trial approval which is a key component of attaining full AAR approval over the next few years.

The Company has been engaged with automotive engineers and experts allowing KIQ to move the R&D focus for KXI to equipping a heavy-duty (one ton or greater) "host" vehicle platform (KXI HD) which represents a larger and more accessible commercial market opportunities. The Company secured the services of several military and automotive OEM suppliers and highly qualified control system engineers along with specialized wilderness experts. This team of professionals agreed to support our R&D schedules to design and produce an initial KXI HD prototype in 2022 utilizing best available technologies with the goal of pilot production and sales in 2023. The KXI HD platform represents a much more realistic and accessible commercial market opportunity to pursue.

The fundamental objective of the KXI HD project has been the creation of a new legally road compliant suspension control technology that can greatly improve the technical performance of a combined road and wilderness vehicle. The focus of the KXI HD technology is to manage the center-of-gravity of the vehicle to provide better traction and better balance for passengers and payloads during commercial wilderness and disaster response operations.

To accomplish this in 2022, KXI HD utilized state of the art hydraulic mechatronic technologies controlled by the Company's encryption protected Road-To-No-Road™ wilderness driver assistance software system. Initial proprietary trademarks established in 2022 include PreciseRide™ and AdaptiveGrip™. The design objectives are to ensure all vehicle manoeuvres, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges. The prototype is anticipated to be completed in 2023. Early testing of the design indicates that commercial stakeholders can expect the KXI HD to provide:

  Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improve the safe manoeuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

  Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity will be a responsive central tire inflation system and other key controls. KXI HD is expected to diminish wheel slip and enable safer climbing, traversing and descending operations resulting that can lower ecological impact and fuel consumption.

  Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations that improve ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

  KXI HD expects to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that require quick response times to emergency locations. KXI HD is designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which is expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

Engineering design goals have been focused on the non-serviced needs of our target markets with new technological performance that can deliver new standards for safety, effectiveness and efficiency. It is expected that KXI HD can accomplish these goals while providing environmental and cultural responsibility for extreme vocational transportation applications.

Since 2021 the KXI HD prototype vehicle moved through initial engineering design processes, construction to completion in late 2022. All mechanical and hydraulic components are proven technologies that were sourced from well-established OEM suppliers and stakeholders. Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD. The engineering design included utilization and full integration of the Company's proprietary KXI HD encryption protected Road-To-No-Road™ wilderness driver assistance software that was also completed in late 2022. This process included simulation testing of the software as a prerequisite to commissioning the KXI HD prototype vehicle in 2023.

During 2022 the Company remained financially healthy with final working capital in the amount of $7,000,568 as at December 31, 2022. Key components of working capital at December 31, 2022 included cash on deposit in the amount of $2,712,446 and accounts receivable of $1,381,979 to cover trade payables in the amount $1,184,163. The only noninterest bearing long-term debt the Company has recorded is the long-term portion of the Company's leases.

Subsequent to Fiscal 2022

In 2023 rail industry projections indicate that the rail tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization. Industry analysts predict new tank car demand at approximately 10,650 tank cars in 2023 - an 8.5% increase over 2022. The addition of new customers and the anticipated upswing in the build of new tank cars and retrofit/repair activity is expected to provide modest growth in financial performance from rail operations.

Management believes that there are significant opportunities to grow from the introduction of new innovative products in both the rail and automotive industries that are emerging from our R&D activities. The Company continues to invest in the research, development and engineering of promising new transportation related equipment. In the heavily regulated transportation industries, the Company's R&D projects are always complex, time consuming and expensive. The primary purpose of the Company's R&D investments is to advance and improve the probability of future financial successes from a larger and more diverse product line.

Several new rail tank car products currently in AAR service field trials progressed well throughout 2022. The Company anticipates regulatory progress in 2023 that can lead to new revenue sources when full approval and early AAR vetted conditional sales to qualified customers are permitted.

The KXI HD prototype vehicle has been completed and has begun initial testing activities. All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders. Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD. The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software which encompasses our new trademarks PreciseRide™ and AdaptiveGrip™. The commissioned prototype vehicle is currently going through extensive software and engineering integrity testing in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Once KXI HD has its commercial design specifications completed the final design will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS). Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and each American state. This is expected to provide the Company with a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in late 2023 and 2024.

Timing of regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful. Management continues to assess the Company's research and development discoveries, new product viability, budget restrictions and market potential of all R&D programs. Management adjusts R&D plans based on testing results as part of the Company's R&D risk management program. Despite the many challenges imposed by the COVID-19 recession, historic inflation rates and compromised supply chain issues, Management remains bullish on the potential of the Company's new product developments.

The Company deploys capital resources sensibly to maintain financial health and liquidity. The Company's working capital was $7,000,568 as at December 31, 2022. Current working capital and anticipated sales activity for 2023 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future. With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can continue to concentrate on stronger financial performance from a more diverse range of products.

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

The Company has firmly established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ. The Company was listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $10,931,188 for the year ended December 31, 2022; $7,425,707 for the year ended December 31, 2021; $11,149,130 for the year ended December 31, 2020; $20,550,682 for the year ended December 31, 2019; and $12,716,596 for the year ended December 31, 2018.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net loss of $1,355,417 for the year ended December 31, 2022; net loss of $2,758,567 for the year ended December 31, 2021; net loss of $1,307,890 for the year ended December 31, 2020; net income of $3,334,043 for the year ended December 31, 2019; net income of $194,453 for the year ended December 31, 2018.

The rail tank car industry is historically cyclical. The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health. In 2020 and 2021 COVID-19 delivered a powerful economic setback for Kelso as the pandemic significantly reshaped the business dynamics in the rail tank car industry. Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets, research and development and its ability to continue business operations. The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth. In 2022 revenues improved by 47% which allowed Kelso to continue its R&D projects in both the rail and automotive industries.

Financial performance in 2022 saw sales recover by 47% after a dramatic 33% setback in 2021. Both of these items raised concerns of the Company's abilities to continue business operations. The OEM rail tank car producers slowed in April 2020 and have started to improve modestly. The retrofit and repair business segments remained open allowing the continuation of the Company's operations. Industry experts anticipate that the OEM producers will return to better production and retrofit operations in 2023. Management believes that revenue streams from rail tank car operations should continue to improve slowly over the upcoming years.

The Company's working capital was $7,000,568 as at December 31, 2022 that includes $4,144,196 in inventories required for timely future deliveries. Capital resources are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment. The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, top ball valve and angle valve, although final AAR approval processes take considerable time to complete. Our pressure tank car PCH valve has now been approved for full commercial use adding to our sales growth potential. These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers. The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

Commencing in 2017, Management actively pursued new diverse marketplace opportunities outside of the rail industry. The overall strategic plan is to spread business risks by accessing non-rail markets to diminish the severe negative impact of the reliance on a small number of customers and the historic down cycles in the rail industry.

Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) is focused on the research and development of an advanced "Road-To-No-Road™" suspension system known as the KXI™ Wildertec™ Suspension System (KXI). KXI is being designed to provide safer, more effective, efficient and ecologically responsible capability for commercial wilderness operations. The KXI is a new pioneer brand initiated by Kelso to service the niche industry of commercial wilderness transportation technologies. The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industrial and public service customers.

The Phase-One half-ton "concept" vehicles were fitted with the service providers' air suspension innovations, initial component tooling and parts and installation of the mechanical KXI components on a light duty half ton "host" vehicle. Multiple vehicles were converted and tested. Desired performance fell well short of expectations due to software automation deficiencies, regulatory compliance problems and engineering durability requirements.  The key issue was that the design specifications could not attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS). Unfortunately, ongoing research and testing of the original half-ton KXI prototypes revealed engineering, safety and economic issues that rendered the half-ton KXI prototype concept commercially unfeasible.

In March, 2021 the Company terminated the original Technology Development Agreement (TDA) with the contracted service providers for the KXI Air Suspension System, including the consulting agreement for $10,000 per month. According to the terms of the TDA the Company Kelso may still be liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product. The terms of the termination are currently being disputed by the service providers. The dispute has entered the final ruling stages of an arbitration process that should soon provide a legal resolution pursuant to the terms of the TDA.

In 2021 based on knowledge gained from inputs from automotive engineers and wilderness experts KIQ moved the R&D focus for a brand new KXI Heavy Duty (KXI HD) suspension system that would be a legally compliant. The goal was to create a "Road-To-No Road™" vehicle that featured a durable, automated state-of-the-art hydraulic suspension system. The design ambition was to equip and enable a heavy-duty (one ton or greater) "host" vehicle platform that would represent larger and more achievable commercial market opportunities.

The Company secured the services of several military and automotive OEM suppliers and highly qualified software and suspension engineers as well as specialized wilderness experts. These stakeholders confirmed that our new R&D direction was a unique bona fide opportunity to pursue. They agreed to support our R&D schedules to design and produce an initial KXI HD prototype.

The KXI HD prototype vehicle is anticipated to be completed in late 2023. All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders. Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD. The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road™ wilderness driver assistance software which encompasses our trademarks PreciseRide™ and AdaptiveGrip™. The commissioned prototype vehicle is currently going through extensive software and engineering integrity testing in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS). Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state. This is expected to provide the Company with a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in late 2023 and 2024.

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

Market and Products

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

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers. In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car. The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015. Since 2012 the Company has distributed over 89,000 valves and generated more than $137 million in revenues. Total OEM production output in 2022 was 9,812 rail tank cars. Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit and repair activity in 2022.

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders. This value includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products. Key products include:

Rail and Road Transport Equipment

  Pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trials)
  Pressure car pressure relief valves (AAR approved - new market)
  Pressure car angle valves (under AAR field service trials - new market)
  Top ball valves (under AAR field service trials)
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable. Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) new tank car demand is expected to reach 10,650 tank cars in 2023. In addition, significant retrofits are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years. The anticipated modest upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

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

  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.

  To build reliable equipment featuring high-quality milled parts eliminating problematic imported cast parts that lead to complex expensive repairs for customers.

  To ensure that customers benefit with more profitable in-service time for tank cars.

Wilderness Transportation Equipment Market

KXI™ Wildertec™ Suspension System (KXI HD) For Heavy Duty Operations

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response "road-to-no-road" capabilities regardless of the climate or the severity of the terrain. The KXI Suspension System is being developed under the product brand (Wildertec™) initiated by Kelso to service the niche industries of commercial wilderness and emergency management transportation technologies. The Company's goal is to utilize well established automotive and equipment engineering practices to solve the challenges of extreme terrain travel and create opportunities and efficiencies for both industry and public service customers.

The catalyst to the Company's interest in this business development opportunity were the requests to the engineering community from governments, firefighters, emergency responders and other stakeholders for the creation of better technologies that can most effectively respond to threats to public safety and better protection of emergency responders in the wilderness.

The Company considered the engineering challenge and ambition worth pursuing. Environmental experts continue to warn that the net damage costs of climate change events are likely to significantly increase in the upcoming years due to intensified weather events such as wildfires, hurricanes, tornadoes, flooding and drought. Wilderness and populated areas will be in harm's way and society will have to respond to these events with better capabilities, faster response times and improved effectiveness to preserve human lives and prevent property damage.

In March, 2021 the Company terminated the original Technology Development Agreement (TDA) with the contracted service providers for the Air Suspension KXI Suspension System, including the consulting agreement for $10,000 per month. According to the terms of the TDA the Company Kelso may still be liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product. The terms of the termination are currently being disputed by the service providers. The dispute has entered the final stages of an arbitration process that should provide a legal resolution pursuant to the terms of the TDA.

In 2021 the Company engaged automotive engineers and experts allowing KIQ to move the R&D focus for KXI to equipping a heavy-duty (one ton or greater) "host" vehicle platform (KXI HD) which represents a larger and more accessible commercial market opportunity. The Company secured the services of several military and automotive OEM suppliers and highly qualified control system engineers along with specialized wilderness experts. They agreed to support our R&D schedules to design and produce an initial KXI HD prototype in 2022 utilizing best available technologies with the goal of pilot production and sales in 2023. The KXI HD platform represents a much more realistic and accessible commercial market opportunity to pursue.

The fundamental objective of the KXI HD project has been the creation of a new legally road compliant suspension control technology that can greatly improve the technical performance of a combined road and wilderness vehicle. The focus of the KXI HD technology is to manage the center-of-gravity of the vehicle to provide better traction and better balance for passengers and payloads during commercial wilderness and disaster response operations.

To accomplish this, KXI HD has utilized state of the art hydraulic mechatronic technologies controlled by the Company's proprietary encryption protected wilderness driver assistance software system. Initial proprietary trademarks include PreciseRide™ and AdaptiveGrip™. The design objective is to ensure all vehicle maneuvers, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges. The prototype has been completed and early testing of the design indicates that commercial stakeholders can expect the KXI HD to provide:

  Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improve the safe maneuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

  Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity will be a responsive central tire inflation system and other key controls. KXI HD is expected to diminish wheel slip and enable safer climbing, traversing and descending operations resulting that can lower ecological impact and fuel consumption.

  Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations. This improves ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

  KXI HD expects to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that require quick response times to emergency locations. KXI HD is designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which is expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

Engineering design goals have been focused on the non-serviced needs of our target markets with new technological performance that can deliver new standards for safety, effectiveness and efficiency. It is expected that KXI HD can accomplish these goals while providing environmental and cultural responsibility for extreme vocational transportation applications.

The KXI HD prototype is anticipated to be completed in late 2023. All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders. Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD. The prototype vehicle is going through extensive engineering integrity testing, software commissioning and debugging to prove the Road-To-No-Road design principle is achievable.

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS). Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state. This is expected to provide KIQ a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in late 2023 and 2024.

The goal is full legal compliance of the design that ensures that equipment operators are able to utilize the full efficiency of the KXI HD technology without compromising the safety of the vehicle, occupants and the general public. This is expected to qualify the KXI HD vehicle for full scale marketing and sales.

Production Facilities

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

KXI HD research and development operations are located in a new 3,500 square foot facility in West Kelowna, British Columbia, Canada. This facility is modern and well suited to the development of the heavy duty vehicle initiatives. It facilitates our key engineers, specialists and OEM suspension control experts and strategic R&D schedules to produce a regulatory compliant KXI HD prototype in 2023 with the goal of pilot production and initial sales in late 2023. This strategic direction and new facility is expected to reduce R&D costs and maintain strategic business timetables.

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

Employees

As at December 31, 2022, the Company had 38 employees (December 31, 2021 - 45 employees), including employees of the Company's subsidiaries. The largest group of employees works at the Company's production facilities in Bonham, Texas and the remainder work in British Columbia.

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

Intellectual Property Dispute

The Company has a dispute with the Service Provider and the Inventor in respect of the Technology Development Agreement between the parties dated November 10, 2016. On January 7, 2020, the Company received a demand letter the Service Provider with respect to the ownership of certain intellectual property rights referenced in the Technology Development Agreement. The Company then terminated the Agreement with the Inventor and the Service Provider, and the Service Provider then commenced an arbitration proceeding for ownership of IP assets and damages for wrongful termination of the Technology Development Agreement. The Company has a counterclaim for damages for misrepresentations by the Service Provider. The Company anticipates that it will have to monetarily settle these claims but the amount is undetermined at this time.

Although management believes that the claim by the Service Provider is without merit, arbitrating the claim may be costly and time consuming. In addition, if the Service Provider's proceeding is successful against the Company, it could result in the Company's business, intellectual property rights, operating results and financial condition being materially adversely affected.

C. Organizational Structure

The Company has five wholly-owned subsidiaries, Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI™ Wildertec™ Industries Inc. The Company owns 100% of the voting securities of each of these subsidiaries. No subsidiary has a class of restricted securities. See "Information on the Company - History and Development of the Company".

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

KXI HD production operations are located in West Kelowna, British Columbia, Canada. The Company is currently shifting its R&D focus to Heavy Duty trucks that will form the foundation of Kelso's pilot production program. Assembly drawings and tooling are expected be completed and ready to be tested in 2023.

As at December 31, 2022, the total carrying value for the Company's property, plant and equipment was $3,277,262 (December 31, 2021: $3,246,394), the breakdown of which is as follows: land $12,558 (December 31, 2021: ($12,558), buildings $2,080,812 (December, 2021: $2,166,168), leasehold improvements $Nil (December 31, 2021: $4,143), production equipment $260,481 (December 31, 2021: $308,059), prototypes $840,030 (December 31, 2021: $605,866) and Right of Use assets  $83,111 (December 31,2021:$149,600).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management believes that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2022 ("Fiscal 2022"), December 31, 2021 ("Fiscal 2021") and December 31, 2020 ("Fiscal 2020") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2022, Fiscal 2021 and Fiscal 2020(collectively, the "Reported Periods") were prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
Revenues	$10,931,188	$7,425,707	$11,149,130
Cost of goods sold	$6,022,192	$4,229,215	$6,356,452
Gross profit	$4,908,996	$3,196,492	$4,792,678
Gross profit margin	45%	43%	43%
Expenses including non-cash items	$6,126,992	$6,254,981	$5,768,476
Gain on revaluation of derivative warrant liability	$263,446	$658,626	$-
Income tax expense (recovery)	$166,031	$172,639	$248,992
Net income (Loss) for the year	$(1,355,417)	$(2,758,567)	$(1,307,890)
Number of common shares outstanding	54,320,086	54,320,086	47,170,086
Basic earnings (Loss) per common share	$(0.02)	$(0.05)	$(0.03)
Adjusted EBITDA(Loss)	$(83,575)	$(1,436,435)	$366,157
Cash	$2,712,446	$3,377,464	$1,049,049
Working capital	$7,000,568	$8,670,165	$6,251,893
Total assets	$12,147,143	$13,728,510	$12,016,515
Shareholders' equity	$10,781,672	$12,055,113	$10,960,923
Dividends paid per share	$0.00	$0.00	$0.00

Revenues for 2022 rose as the effects of the pandemic on the economy were behind us and we returned to more normal demand levels. Revenues for 2020 and 2021 declined due to the general shutdown of the economy as a result of the COVID-19 pandemic. Revenues for 2019 rose due to increased demand for our rail tank car service equipment for applications in chemicals, petrochemicals, food and crude oil. Throughout 2019 Kelso continued to take successful measures to improve positive cash flows from operations. We began to see the correction of several years of weak financial performance in 2018 and the turnaround of sales momentum was very apparent in 2019. The uptrend in capital spending in the rail and truck hazmat marketplace fuelled our positive performance in 2019. However, that uptrend ceased in 2020 due to COVID-19.

From 2017 through today our strategic plan has been focused on branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry. This was an imperative strategic goal as management believed that it was essential to achieve a healthy turnaround of our future financial performance after a dismal 2017. In addition, the Company has entered into the automotive sector developing a "road-to-no-road" suspension system for motor vehicles being used in rugged wilderness terrains.

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

A. Operating Results

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

For the year ended December 31, 2022, the Company reported a net loss of $1,355,417 ($0.02 per share) against revenues of $10,931,188 compared to a net loss of $2,758,567 ($0.05 per share) against revenues of $7,425,707 for the year ended December 31, 2021.

Gross profit margin returns were $4,908,996 (45% of revenues) for the year ended December 31, 2022, compared to $3,196,492 (43% of revenues) for the year ended December 31, 2021. Gross profit margin decreased slightly due to increased material costs.

Total operational expenses decreased to $6,126,992 for the year ended December 31, 2022, compared to $6,254,091 for the year ended December 31, 2021. Expenses decreased by 2% and fell in line with management's overall strategic plans and expectations to facilitate the current rail business and the development of the Company's KXI HD Suspension System.

Factors in the reported income for the year ended December 31, 2022, include expenses related to ongoing marketing initiatives in the amount of $409,256 (2021 - $353,010) and related travel costs of $111,235 (2021 - $64,419). These expenses are related to ongoing marketing programs for existing and new products. Travel costs have increased due to COVID 19 "work-from-home" circumstances not being such a factor in 2022.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. During the year ended December 31, 2022, the Company's industrial product design and development costs were $1,068,708 (2021 - $1,697,497). In addition to the Company's ongoing rail equipment R&D the majority of these expenses relate to design and continuing testing of the Company's KXI Suspension System. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues  from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development.

Management continues to carefully manage both the Company's rail operations and KXI Suspension System research and development with the goal of new longer term diverse business growth. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2022. The Company recorded office and administrative costs of $2,278,467 (2021 - $2,243,413) and Management compensation was $720,003 (2021 - $720,923). There were no accruals for management bonuses in 2022 or 2021. Consulting fees were $318,846 (2021 - $325,024) while investor relations remained unchanged at $84,000 (2021 - $84,000).

Accounting, audit and legal fees are cost components of the Company's corporate development strategies and the required administration functions of a publicly listed industrial company listed on two stock exchanges. Costs for these professional audit and legal services were $518,543 for the year ended December 31, 2022 (2021 - $271,613). This includes legal costs for an on-going arbitration process relating to a technology development agreement as well as ongoing US tax and audit requirements. Other legal costs relate to an increase in patent applications, public company administration including arbitration costs, reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars, but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gain (loss) of $(55,231) for the year ended December 31, 2022 (2021 - $78,428).

The Company has recorded an income tax expense of $166,031 for the year ended December 31, 2022 compared to an income tax expense of $172,639 for the year ended December 31, 2021. The tax expense is calculated on the income for tax purposes which is a result of adjusting accounting income (loss) for non-cash items. In the past, the Company has had losses to apply against taxes payable. These losses have been exhausted.

The Company has recorded a gain on revaluation of derivative warrant liability of $263,446 (2021 - $658,626). This is a result of the Company completing a Canadian $ private placement during 2021. There were warrants attached to the private placement which are exercisable in Canadian $. As the Company's functional currency is the US dollars, this gave rise to a derivative liability.

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

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. During the year ended December 31, 2021, the Company's industrial product design and development costs were $1,697,497 (2020 - $1,391,712). In addition to the Company's ongoing rail equipment R&D the majority of these expenses relate to design and continuing testing of the Company's KXI Suspension System. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues beyond the COVID-19 crisis from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development.

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

The Company has recorded a gain on revaluation of derivative warrant liability of $658,626 (2020 -$Nil). This is a result of the Company completing a Canadian $ private placement during the year. There were warrants attached to the private placement which are exercisable in Canadian $. As the Company's functional currency is the US dollars, this gave rise to a derivative liability.

B. Liquidity and Capital Resources

The Company's primary source of revenue to date has been from new rail tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry. As at the end of Fiscal 2022 there were no material commitments for capital expenditures.

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

December 31, 2022 Compared to December 31, 2021

As at December 31, 2022 the Company had cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 compared to cash on deposit in the amount of $3,377,464, accounts receivable of $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 as at December 31, 2021.

The Company has income tax payable of $30,626 at December 31, 2022 and $nil at December 31, 2021.

The working capital position of the Company as at December 31, 2022 was $7,000,568 compared to $8,670,165 as at December 31, 2021. The 2021 working capital position was a result of a private equity placement completed in March 2021 pursuant to which 7,000,000 units were issued at a price of CAD $0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD $1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD $1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length, and the transaction did not materially affect control of the Company. There were no financings conducted during 2022.

Net assets of the Company were $10,781,672 as at December 31, 2022 compared to $12,055,113 as at December 31, 2021. The Company had no interest-bearing long-term liabilities or debt as at December 31, 2022 or December 31, 2021.

The Company's post COVID-19 business prospects are encouraging as the OEMs and owners of tank cars have become optimistic about the market trends improving in 2023 however the Company is still operating in uncertain times. Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.

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

The working capital position of the Company as at December 31, 2021 was $8,670,165 compared to $6,251,893 as at December 31, 2020. The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD $0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant can be exercised at a price of CAD $1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD $1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023. The private placement was entirely arm's length, and the transaction did not materially affect control of the Company. Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

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

The Company has spent the following amounts on research in past three years: $1,068,708 in Fiscal 2022; $1,697,497 in Fiscal 2021 and $1,391,712 in Fiscal 2020. In addition to the Company's ongoing rail equipment R&D the majority of these expenses relates to design and continuing testing of the Company's KXI HD Suspension System.

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

E. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as of December 31, 2022 relating to long-term debt obligations, purchase obligations or other long-term liabilities reflected on the Company's latest statement of financial position as at December 31, 2022. The Company has lease obligations for warehouse space in Kelowna, British Columbia as well as for vehicles used in the development of prototypes. Under IFRS these leases are recorded on the Company's consolidated statement of financial position.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director President and CEO	President of Bondwest Enterprises Inc.; CEO, President and Director of SIQ Mountain Industries Inc. (SIQ:NEX).
Peter Hughes	Director Compensation Committee Member

Self-employed businessman; Director and CEO of SIQ Mountain Industries Inc. (SIQ: NEX); CEO and Director of Gourmet Ocean Products Inc. (GOP: TSXV), Director of NOA Lithium Brines Inc.  (NAVN: TSXV); Director, President and CEO of Happy Creek Minerals Ltd (HPY:TSXV) and Director, Plantable Health Inc.  (PLBL: NEO).

Anthony (Tony) Andrukaitis	Director COO	Independent Business Consultant.
Edward (Paul) Cass	Lead Director Audit Committee Member Compensation Committee Member (Chair)	Self-Employed Businessman.
Laura Roach	Director Compensation Committee Member Corporate Governance and Nominating Committee (Chair)	Attorney and partner at the national law firm McCathern Law located in Frisco, Texas.
Jesse V. Crews	Director Corporate Governance and Nominating Committee Member	Senior Adviser to Trinity Industries Leasing Company, the railcar leasing subsidiary of Trinity Industries Inc.
Frank Busch	Director Audit Committee Member (Chair) Corporate Governance and Nominating Committee Member	Director of Economic Development, Strategies North Inc.
Richard Lee	CFO

Self-employed businessman. CFO of the Company since April 8, 2010. CFO and Director of SIQ Mountain Industries Inc. (SIQ: NEX), CFO of Happy Creek Minerals Inc. (HPY:TSXV) and CFO of Plantable Health Inc. (PLBL:NEO).

Amanda Smith	Vice President Operations	Vice President Operations for the Company
Chris Stewart	President KIQ X Industries Inc.	President of KIQ X Industries Inc.

James R. Bond (69 years) - President, CEO and Director

Mr. Bond has been a director and acted as President and CEO of the Company since April 7, 2010. Mr. Bond is the President of Bondwest Enterprises Inc., a private Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries. Mr. Bond currently serves as a director on SIQ Mountain Industries Inc, a company listed on the NEX Exchange, a sub-exchange of the TSXV.

Peter Hughes (61 years) Director

Mr. Hughes has been a director of the Company since October 4, 2010 and is a member and Chair of the Company's Compensation Committee. Mr. Hughes has 35 years' business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy, mining, aquaculture and sports technology. Mr. Hughes is a graduate of the University of British Columbia with a Bachelors' degree in Science, Canadian Securities Course and Director's and Officer's Course. Mr. Hughes currently serves as CEO and director of SIQ Mountain Industries Inc., a company listed on the NEX, a sub-exchange of the TSXV, President, CEO and a director of Happy Creek Minerals Inc., CEO and director of Gourmet Ocean Products Inc. and a director of NOA Lithium Brines Inc., all of which are on the TSXV, as well as a director of Plantable Health Inc., which is listed on the NEO Exchange in Canada.

Anthony (Tony) Andrukaitis (68 years) - Director and COO

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

Edward (Paul) Cass (66 years) - Lead Director

Mr. Cass has been a director of the Company since 2016 and is a member of the Audit Committee and the Compensation Committee. Mr. Cass was formerly COO of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Previously Mr. Cass was COO at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer (Retired) in British Columbia, and he also holds an MBA from Simon Fraser University.

Laura Roach (51 years) - Director

Ms. Roach has been a director of the Company since 2016 and is a member of the Compensation Committee and Chair and member of the Corporate Governance and Nominating Committee. Ms. Roach is partner at the national law firm McCathern Law located in Frisco, Texas, where she is a civil and family law attorney primarily focused on mediation, divorce, and civil litigation. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine's Super Lawyers every year since 2013. Ms. Roach has received the highest ranking in Legal and Ethical standards by Martindale Hubbell. Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BS from the University of Arizona.

Jesse V. Crews (70 years) - Director

Mr. Crews has been a director of the Company since 2018 and is a member of the Corporate Governance and Nominating Committee. Mr. Crews was the Chief Investment Officer of TILC up until February 15, 2022 when he was appointed Senior Adviser to TILC. Mr. Crews joined TILC in August 2011. During his tenure as Chief Investment Officer, Mr. Crews was responsible for the leasing company's long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp. From 2004 to 2009, he served as a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998. Mr. Crews is a member "Emeritus" of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Master's in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Frank Busch (44 years) - Director

As Director of Economic Development, Strategies North Inc., Mr. Busch is responsible for building and maintaining relationships with First Nations and providing information and advice to First Nation Councils, Staff and Membership that increases awareness of access to the Capital Markets, Private Equity & Debt Financing, Investment Strategy, as well as Financial Education.  Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute and a post-graduate Certificate in Finance from Harvard University in preparation for entering the Master of Liberal Arts in Extension Studies Field: Finance at Harvard.

Richard Lee (67years) - CFO

Mr. Lee has been the Company's CFO since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelors' degree in Commerce. In addition, he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States. Mr. Lee serves as CFO and a Director of SIQ Mountain Industries Inc, a company listed on the NEX Exchange, a sub-exchange of the TSXV; as well as CFO of Happy Creek Minerals Inc., a company listed on the TSXV and Plantable Health Inc., which is listed on the NEO Exchange in Canada. Mr. Lee was also a director of Invictus MD Strategies Corp. from June 4, 2019 to February 25, 2020.

Amanda Smith (44 years) - Vice President Operations

Ms. Smith held the title of Operations Manager of the Company's facility in Bonham Texas from 2016 to 2019 when she was promoted to Vice President Operations. Ms. Smith has years of experience in a complex manufacturing environment and in-depth knowledge in supply chain, production control and inventory management.  Prior to joining the Company, Ms. Smith was Supply Chain Manager for REV Group, Inc. (2015 to 2016), an American manufacturer of specialty vehicles including ambulances, buses, firefighting apparatus, and recreational vehicles among others, and Caterpillar Inc. (2005 to 2015), an American company and the world's largest manufacturer of construction equipment. During her tenure with Caterpillar Inc., Ms. Smith held various senior positions, including Project Manager, Site Purchasing Supervisor, Category Manager and MRO Purchasing Supervisor.  Ms. Smith received her Bachelor of Arts from Austin College, Sherman, Texas, in 2001 and her Doctor of Jurisprudence from Southern Methodist University in 2004.  Ms. Smith holds certifications in CPS Black Belt - Catepillar (Catepillar Production Systems), ASCM - APICS CPIM - Planning Management, APICS Certified Supply Chain Professional, CPP - Certified Professional Purchasing, TIP Leader (Toyota Way), Six Sigma Blackbelt and an Executive Certificate in Corporate Governance.  Ms. Smith is a member of the League of Railway Women.

Chris Stewart (45 years) - President KIQ X Industries Inc.

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

B. Compensation

During Fiscal 2022, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position		Fiscal Year Ended December 31, 2022
	Salary ($)	Option-based Awards ($)	Share-Based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	240,001	N/A	18,074	4,000	262,075
Peter Hughes, Director	N/A	N/A	10,907	36,625	47,532
Anthony (Tony) Andrukaitis, Director and COO	240,001	N/A	18,074	4,000	262,075
Edward (Paul) Cass, Director	N/A	N/A	9,037	45,075	54,112
Laura Roach, Director	N/A	N/A	9,037	30,375	39,412
Jesse V. Crews, Director	N/A	N/A	9,037	29,125	38,162
Frank Busch, Director	N/A	N/A	9,037	31,800	40,837
Richard Lee, CFO	240,001	N/A	18,074	4,000	262,075
Chris Stewart, President, KIQ X Industries Inc.	140,000	N/A	18,074	4,000	162,074

Management Agreements

On July 1, 2020, the Company and Bondwest Enterprises Inc., a private company 100% owned and controlled by Mr. Bond ("Bondwest") entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CEO PSA"). Under the terms of the CEO PSA, Bondwest received a base fee of US $20,000 per month (the "Base Fee") or US $240,000 annually during the initial 3-year term with no escalation provision. The CEO PSA also provides that Bondwest is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also provides that Bondwest shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

On July 1, 2020, the Company and Kitchener Holdings Corp. ("Kitchener") a private company 100% owned and controlled by Mr. Lee entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CFO PSA"). Under the terms of the CFO PSA, Kitchener received a base fee of US $20,000 per month (the "Base Fee") or US $240,000 annually during the initial 3-year term with no escalation provision. The CFO PSA also provides that Kitchener is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also provides that Kitchener shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Corporation.

On July 1, 2020, the Company and Mr. Anthony Andrukaitis entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "COO PSA"). Under the terms of the COO PSA, Mr. Andrukaitis received a base fee of US $20,000 per month (the "Base Fee") or US $240,000 annually during the initial 3-year term with no escalation provision. The COO PSA also provides that Mr. Andrukaitis is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Mr. Andrukaitis shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

Outstanding share-based awards and option-based awards

The following table sets forth option-based and share-based awards for each of the directors and officers of the Company outstanding as at the year ended December 31, 2022. There were no exercises of compensation securities (Stock Options) during Fiscal 2022, including those held by directors and officers of the Company. A total of 118,345 RSUs vested during Fiscal 2022 of which 63,339 were awarded to directors and officers of the Company.

Name	Option-Based Awards				Share-Based (RSUs) Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-money Options(1) (US$)	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (2) (US$)	Market or Payout Value of Vested Share- based awards not paid out or distributed (2) (US$)
James R. Bond Director, President and Chief Executive Officer	100,000 100,000 100,000	0.50 0.78 0.75	August 20, 2023 August 19,2024 August 18, 2025	Nil Nil Nil	26,666(3) 40,000(4)	Nil	Nil
Peter Hughes Director	50,000 50,000 50,000	0.50 0.78 0.75	August 23, 2023 August 19,2024 August 18, 2025	Nil Nil Nil	13,333(3) 20,000(4)	Nil	Nil
Anthony (Tony) Andrukaitis Director, Chief Operating Officer	100,000 100,000 100,000	0.50 0.78 0.75	August 23, 2023 August 19,2024 August 18, 2025	Nil Nil Nil	26,666(3) 40,000(4)	Nil	Nil
Edward (Paul) Cass Director	50,000 50,000 50,000	0.50 0.78 0.75	August 23, 2023 August 19,2024 August 18, 2025	Nil Nil Nil	13,333(3) 20,000(4)	Nil	Nil
Laura Roach Director	50,000 50,000 50,000	0.50 0.78 0.75	August 23, 2023 August 19,2024 August 18, 2025	Nil Nil Nil	13,333(3) 20,000(4)	Nil	Nil
Jesse V. Crews Director	200,000 50,000 50,000 50,000	0.57 0.50 0.78 0.75	April 17, 2023 August 23, 2023 August 19, 2024 August 18, 2025	Nil Nil Nil Nil	13,333(3) 20,000(4)	Nil	Nil
Frank Busch Director	200,000 50,000	0.76 0.75	February 11, 2025 August 18, 2025	Nil Nil	13,333(3) 20,000(4)	Nil	Nil
Richard Lee Chief Financial Officer	100,000 100,000 100,000	0.50 0.78 0.75	August 20, 2023 August 19,2024 August 18, 2025	Nil Nil Nil	26,666(3) 40,000(4)	Nil	Nil
Amanda Smith Vice President Operations	25,000 25,000	0.50 0.75	August 20, 2023 August 18, 2025	Nil Nil	6,666(3) 50,000(4)	Nil	Nil
Chris Stewart President, KIQ X Industries Inc.	75,000 25,000	0.78 0.75	August 19, 2024 August 18, 2025	Nil Nil	26,666(3) 50,000(4)	Nil	Nil

(1) In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated based on the difference between the market value of the securities underlying the options as at December 30, 2022 (being US$0.30) and the exercise price of the option. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the closing price of the Common Shares on the NYSE American on December 30, 2022 of US$0.30 per share.

(3) These RSUs were awarded on October 27, 2021 pursuant to the Corporation's RSU Plan. These RSUs vest as to one-third on the first anniversary date; one-third after the second anniversary date and one-third on the third anniversary date, i.e., on October 27, 2022, October 27, 2023 and October 27, 2024, Common Shares issuable upon payout of any vested shares were and will be issued at a deemed price of US$0.92 per share.

(4) These RSUs were awarded on September 27, 2022 pursuant to the Corporation's RSU Plan. The RSUs vest as to one-third on the first anniversary date; one-third after the second anniversary date and one-third on the third anniversary date, i.e., on September 27, 2023, September 27, 2024 and September 27, 2025.

Common Shares issuable upon payout of any vested shares will be issued at a deemed price of US$0.31 per share.

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

As at December 31, 2022, there were a total of 2,560,000 options outstanding under the Stock Option Plan. During Fiscal 2022, a total of 710,000 options expired (unexercised), no options were granted, and no options were exercised. There was no re-pricing of stock options under the stock option plan or otherwise during the Company's completed financial year ended December 31, 2022.

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

As at December 31, 2022 there were 645,000 RSU's outstanding. A total of 407,500 RSUs were awarded during Fiscal 2022 and a total of 118,345 RSUs vested during Fiscal 2022.

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

As at December 31, 2022, there were no DSUs outstanding.

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

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2022.

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

Audit Committee

During the period January 1 to June 1, 2022, the members of the Audit Committee were Messrs. Paul Cass (Chair), Jesse V. Crews and Frank Busch. Since June 2, 2022 following the Company's annual general meeting, the members of the Committee have been Messrs. Frank Busch (Chair), Paul Cass and Ms. Laura Roach. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator all members of the Committee have been and are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee. The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under National Policy 58-201 "Corporate Governance Guidelines" and the applicable NYSE American rules. During the period January 1 to June 1, 2022, the members of the Compensation Committee were Messrs. Peter Hughes (Chair), Paul Cass and Ms. Laura Roach. Since June 2, 2022 following the Company's annual general meeting, the members of the Committee have been Messrs. Paul Cass (Chair), Jesse V. Crews and Peter Hughes. At all times, all members of the Committee have been and are independent.

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

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee, which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be "independent directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under National Policy 58-201 Corporate Governance Guidelines" and the applicable NYSE American rules.

Each member will have skills and/or experience which are relevant to the mandate of the Committee. During the financial year ended December 31, 2022, the members of the Corporate Governance and Nominating Committee were Messrs. Jesse V. Crews (Chair) and Frank Busch and Ms. Laura Roach. Mr. Jesse V. Crews chaired the Committee until March 2, 2023 and Ms. Laura Roach has been Chair of the Committee since her appointment on March 2, 2023.

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

D. Employees

As at December 31, 2022, the Company had 38 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas. Canadian personnel work in West Kelowna, British Columbia. There has been no significant change in the number of employees since December 31, 2019. At the date of this filing, the Company's employees are not unionized, and all employees are full-time.

E. Share Ownership

As of December 31, 2022, the Company's directors and senior management beneficially owned the following common shares and stock options of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Options Held	Restricted Share Units Held
	# of Shares	% of Class(1)
James R. Bond Director, President and Chief Executive Officer	1,368,300(2)	2.52	300,000	66,666
Peter Hughes Director	16,000	0.029	150,000	33,333
Anthony (Tony) Andrukaitis Director, Chief Operating Officer	264,000	0.49	300,000	66,666
Edward (Paul) Cass Director	79,000	0.15	150,000	33,333
Laura Roach Director	56,390	0.10	150,000	33,333
Jesse V. Crews Director	122,125	0.23	350,000	33,333
Frank Busch Director	20,000	0.037	250,000	33,333
Richard Lee Chief Financial Officer	144,500	0.27	300,000	66,666
Amanda Smith Vice President Operations	0	0	50,000	56,666
Chris Stewart President, KIQ X Industries Inc.	27,000	0.05	100,000	76,666

(1) Based on 54,320,086 common shares issued and outstanding as at December 31, 2022.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As at December 31, 2022, the Company is aware that Tocqueville Asset Management LP previously reported on their Schedule 13G that they held 3,389,740 common shares/voting rights (6.2%) of the Company. To the best of the Company's knowledge, there are no other persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company's major shareholders do not differ from the voting rights of holders of the Company's common shares who are not the Company's major shareholders.

As at December 31, 2022, the registrar and transfer agent for the Company reported that there were 54,320,086 shares of the Company issued and outstanding. Of these, 47,262,689 were registered to Canadian residents (7 recorded shareholders), 7,045,969 shares were registered to residents of the United States (20 recorded shareholders) and 11,428,000 shares were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2022, management fees for the Company were $720,003 (Fiscal 2021 - $720,923; 2020- $641,845). As at December 31, 2022, the amount due to related parties (which are unsecured and have no interest or specific terms of payments) was $Nil (Fiscal 2021 - $Nil; Fiscal 2020 - $28,423). Management bonuses of $Nil were earned in Fiscal 2022 (Fiscal 2021 - $Nil; Fiscal 2020 - $28,423); $Nil related to accrued Directors fees (Fiscal 2021 - $Nil; Fiscal 2020- $Nil) and there were no amounts due for reimbursement of expenses to a director of the Company. Expense reimbursements are due on demand. Related party transactions during Fiscal 2022, Fiscal 2021 and Fiscal 2020 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2022 were $105,605 (Fiscal 2021 - $104,250; Fiscal 2020-$335,155). RSU payments for Fiscal 2022 were $23,000 (Fiscal 2021--$Nil; Fiscal 2020-$Nil). Director's fees were $163,000 for Fiscal 2022 (Fiscal 2021-$163,000; Fiscal 2020-$163,000).

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2022, including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020.

These financial statements can be found under "Item 17. Financial Statements" below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

During the three months ended March 31, 2021 based on R&D testing results the Company terminated the Technology Development Agreement with G&J Technologies Inc. and Gebhard Charles Wager who were the service provider and contractor engaged for the KXI Suspension System, including the consulting agreement for $10,000 per month. According to the terms of the Technology Development Agreement (TDA) the Company will still maintain intellectual property rights acquired under the TDA. Kelso will still be liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product. The terms of the termination are currently being disputed by the service provider and inventor. The dispute has entered an arbitration process to provide a final legal resolution pursuant to the terms of the TDA. The Company anticipates that it will have to monetarily settle these claims but the amount is undetermined at this time.

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

Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2022 that has not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSEAmerican(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2022	0.72	0.28	0.58	0.21
December 31, 2021	1.85	0.54	1.48	0.42
December 31, 2020	1.32	0.55	1.00	0.45
December 31, 2019	2.19	0.55	1.66	0.41
December 31, 2018	1.25	0.46	0.96	0.3591

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

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSEAmerican (U.S. dollars, $)
	High	Low	High	Low
December 31, 2022	0.43	0.28	0.32	0.21
September 30, 2022	0.60	0.38	0.40	0.29
June 30, 2022	0.61	0.38	0.49	0.29
March 31, 2021	0.72	0.52	0.58	0.40
December 31, 2021	1.23	0.54	1.02	0.42
September 30, 2021	0.89	0.67	0.73	0.52
June 30, 2021	1.42	0.73	0.82	0.59
March 31, 2021	1.85	0.68	1.48	0.53

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and NYSE American were as follows:

Month End/Period	TSX (Canadian dollars, $)		NYSEAmerican (U.S. dollars, $)
	High	Low	High	Low
March 1-31, 2023	0.58	0.36	0.44	0.27
February 28, 2023	0.50	0.37	0.36	0.27
January 31, 2023	0.42	0.37	0.33	0.27
December 31, 2022	0.43	0.33	0.32	0.21
November 30, 2022	0.38	0.28	0.29	0.21
October 31, 2022	0.43	0.35	0.31	0.25

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

I. Subsidiary Information

The Company operates in conjunction with the Company's five wholly-owned subsidiaries Kelso Technologies (USA) Inc. (incorporated on August 3, 2005 in the State of Nevada), Kel-Flo Industries Inc. (incorporated on June 20, 2012 in the State of Nevada), KIQ Industries Inc. (incorporated on October 7, 2014 in the State of Nevada) and KIQ X Industries Inc. (incorporated on December 12, 2017 in the Province of British Columbia, Canada). KXI™ Wildertec™ Industries Inc. (incorporated on February 17, 2020 in the Province of British Columbia, Canada). Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries and none of the subsidiaries has a class of restricted securities.

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

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $2,712,446 at December 31, 2022 (December 31, 2021- $3,377,464).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,381,979 at December 31, 2022 (December 31, 2021- $807,009).

The Company's concentration of credit risk for accounts receivable at December 31, 2022 with respect to Customer A is $224,954 (2021- $93,865); Customer B is $436,400 (2021- $47,250) and Customer C is $148,270 (2021- $155,520). The Company has an allowance for doubtful accounts of $Nil at December 31, 2022 (2021- $2,000).

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

As at December 31, 2022, the Company has cash in the amount of $2,712,446 (December 31, 2021 - $3,377,464) and accounts receivable of $1,381,979 (December 31, 2021 - $807,009) to settle current liabilities of $1,330,821 (December 31, 2021 - $1,210,356) with the following due dates; trade accounts payable of $1,184,463 (December 31, 2021 - $1,118,573) are due within three months; income tax payable of $30,626 (December 31, 2021 - $Nil), current portion of lease liability of $112,067 (December 31, 2021 - $91,783) and the current portion of the derivative liability of $3,665 (2021-$Nil). All payables are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $164,469 (December 31, 2021 - $307,456) which are due between one to five years.

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

At December 31, 2022 and December 31, 2021, the Company's net exposure to foreign currency risk was as follows (in US):

	December 31, 2022	December 31, 2021
Net (liabilities)	$(61,971)	$1,210,161

Based on the above, assuming all other variables remain constant, a 7% (2021 -1%) weakening or strengthening of the USD against the CAD would result in approximately $4,338 (December 31, 2021- $12,102) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

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

Management assessed the Company's internal control over financial reporting as of December 31, 2022, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

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

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company's board of directors has determined that Paul Cass qualified as an "audit committee financial expert" as defined in Item 16A (b) of Form 20-F and is an "independent director" as the term is defined by Section 803 of the NYSE American Company Guide.

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was amended and restated by the Board of Directors on March 22, 2023, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2022, and the fiscal year ended December 31, 2021:

	December 31, 2022 (CAD$)	December 31, 2021 (CAD$)
Audit Fees	105,000	120,000
Audit-Related Fees	7,000	6,500
Tax Fees	10,000	11,000
All Other Fees	N/A	N/A
Total Fees	122,000	137,500

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

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits -

Exhibits Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation(1)
3.01a	Certificate of Name Change(1)
3.01b	Notice of Articles(1)
3.01c	Articles(1)
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011(1)
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated July 1, 2020
10.02	Professional Services Agreement with Kitchener Holdings Corp. dated July 1, 2020
10.03	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020
10.04	Stock Option Plan dated June 25, 2020
10.05	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010(1)
10.06	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
10.07	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
10.08	Restricted Share Unit Plan dated June 3, 2021
10.09	Non-Employee Directors Deferred Share Unit Plan dated June 3, 2021
10.10	2022 Sustainability Report
11*	Code of Business Conduct and Ethics dated March 22, 2023
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits Exhibit No.	Description
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(21)	Subsidiaries
21.01	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the year ended December 31, 2018(2)
99.2	Audited annual financial statements for the year ended December 31, 2019(3)
99.3	Audited annual financial statements for the year ended December 31, 2020(4)
99.4	Audited annual financial statements for the year ended December 31, 2021(5)
99.5*	Audited annual financial statements for the year ended December 31, 2022(6)
(100)	Interactive Data File
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on March 22, 2019.

(3) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 18, 2020.

(4) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 17, 2021.

(5) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 30, 2022.

(6) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 31, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By:	/s/ James R. Bond

James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 3, 2023

By:	/s/ Richard Lee

Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 3, 2023