Form 20-F
period 2023-12-31
KELSO TECHNOLOGIES INC
filed 2024-04-04
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

James R. Bond, Chief Executive Officer
13966 18B Avenue
Surrey, British Columbia, Canada, V4A8J1
Telephone: 604.590.1525
Email: bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Jen Hansen
Cassels Brock & Blackwell LLP
Suite 2200 - 885 West Georgia Street
Vancouver, British Columbia, Canada, V6C 3E8
Telephone: 604.691.6100
Facsimile: 604.691.6120

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Common Shares Without Par Value

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

54,443,422 common shares without par value outstanding on December 31, 2023.
There were no Class A non-cumulative preference shares outstanding on December 31, 2023.

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
[X] Yes [   ] NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).              [ ] YES [X ] No

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large, accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [ ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
[   ] YES [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [   ]

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Kelso Technologies Inc. is classified as an "Emerging Growth Company." Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company's auditor will not be required to attest to and report on management's assessment of the company's internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company for up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, although it will lose that status earlier if revenues exceed US$1 billion, or if the company issues more than US $1 billion in non-convertible debt in a three year period, or the company will lose that status on the date that It is deemed to be a large accelerated filer. Emerging Growth Companies have less than $1,070,000,000 in annual gross revenues.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation. These forward-looking statements relate to future events or future financial performance including the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", "budget", "schedule", "forecast", "believes" or "continue", the negative thereof or other variations thereon or comparable terminology that state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements in this annual report include, but are not limited to, statements with respect to: new revenue streams from rail tank car operations improving as a result of implementing new technologies; new product offerings obtaining final Association of American Railroads ("AAR") regulatory approvals; generating future revenues from the K2AV oil refiners; implementing new road compliant vehicle technologies in commercial extreme vocational transportation applications to accomplish the Company's environmental and cultural responsibility; the Company's strategic focus; obtaining full AAR approvals in 2024 for the entire portfolio of rail car pressure products; the Company's core branding coming to fruition in 2024; exploiting and growing competitive advantages in the rail industry; significant rail revenue growth opportunity from the full AAR approval of the Company's rail car technologies and pressure car package; becoming the primary, high quality valve supplier and fully servicing the pressure car market fleet; growing rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car; patent applications; the Company's comprehensive proprietary protection program for additional protectable full automation ADAS (as defined below) developments; the timing of the grant of the Canadian patent on the Method (as defined below) technologies; the ability to grow future revenues from specialized automotive markets; leading the way on ADAS for no-road environments; participating in the emerging global ADAS software market; estimates regarding the ADAS software market reaching $80 billion by 2030; new value creation from new business success in both rail and automotive markets; expectations related to anticipated sales activity and current working capital to protect the Company's ability to conduct ongoing business operations and research and development ("R&D") initiatives for the foreseeable future; designing the Company's production facility; developing scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs, and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls for Phase-One (as defined below) of the production facility; the timing for commencement of production at the Phase-One facility; the Phase-One facility having the potential production capacity to generate approximately $25 million of annual revenue; new car production tracking replacement demand for the 438,000 tank car fleet in the range of 7,000 - 10,000 cars per year; the Company's belief that it is on course for new value creation; commercialization of new products to provide longer-term profitable revenue growth from rail tank car; expectations for capital resources from rail operations to continue the Company's ability to conduct ongoing business operations for the foreseeable future; the timing of the AAR approval process for the Company's new standard profile ceramic ball bottom outlet valve, top ball valve and angle valve; spreading the Company's business risk; plans to diminish the severe negative impacts of the down cycles of the rail industry; solving wilderness terrain travel using KXI (as defined below); expectations for achieving National Safety Mark as a final stage manufacturer for full scale marketing and initial commercial sales in 2024 of the KXI HD (as defined below) prototype vehicle; obtaining the necessary federal and regional compliance approvals to enable the technology to operate on all roadways as early as 2025; becoming a leading developer and supplier of proprietary tank car valves for the hazmat shipment market; continuing to develop new rail products to provide new financial growth opportunities; the expectation that the Company's capital resources will fluctuate in line with economic cycles of the rail industry; and no further capital commitments for capital expenditures being required for the foreseeable future.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements.  Such risks and uncertainties include, without limitation: the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed below under the heading " Risk Factors" and from time-to-time in Kelso's public disclosure documents.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended.  There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof, or such other date as may be indicated herein. Except as required by applicable law, including the securities laws of the United States and Canada, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com and www.kxiwildertec.com.

CURRENCY AND NON-IFRS FINANCIAL MEASURES

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

References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. The following table provides a reconciliation of net income (the most directly comparable measure under IFRS) to Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31
	2023	2022	2021
Net income (loss)	$(2,101,886)	$(1,355,417)	$(2,758,567)
Unrealized foreign exchange loss(gain)	$1,154	$(31,648)	$(26,409)
Amortization	$785,505	$1,044,222	$1,573,091
Income taxes	$170,475	$166,031	$172,639
Gain on revaluation of derivative warrant liability	$(3,665)	$(263,446)	$(658,626)
Gain on repurchase of RSU's	$(40,785)	$(45,806)	$-
Write down of inventory	$214,225	$260,040	$117,403
Gain(loss) on sale of property, plant and equipment	$-	$(20,602)-	$8,389
Share based expense	$129,490	$163,051	$133,645
Bad debt recovery	$-	$-	$2,000
Adjusted EBITDA (Loss)	$(845,487)	$(83,575)	$(1,436,435)

Adjusted EBITDA (loss) represents net earnings or loss for the year ended December 31, 2023 before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  Adjusted EBITDA (loss) removes the effects of items that do not reflect the Company's underlying operating performance and are not necessarily indicative of future operating results. Adjusted EBITDA (loss) is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA (loss) is an alternative measure in evaluating the Company's operational performance and its ability to generate cash to finance business operations.

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

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
James R. Bond Director; President and Chief Executive Officer	As President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing the Company's relations with the Company's legal advisers, regulatory authorities and the investment community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with the Company's corporate governance policies and standards.
Anthony ("Tony") Andrukaitis Director; Chief Operating Officer	As a director, Mr. Andrukaitis supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards. As Chief Operating Officer, Mr. Andrukaitis is responsible for the daily operations of the Company's plant in Bonham, Texas and continues to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.
Edward Paul ("Paul") Cass Independent and Lead Director; Audit Committee Member, Compensation Committee Member	As an independent director, Mr. Cass supervises the Company's senior management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Independent Director; Audit Committee Member, Compensation Committee Member, Corporate Governance and Nominating Committee Member and Chair	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Jesse V. Crews Independent Director; Compensation Committee Member and Corporate Governance and Nominating Committee Member	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Frank Busch Independent Director; Audit Committee Member and Chair, Corporate Governance and Nominating Committee Member	As an independent director, Mr. Busch supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Richard Lee Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all financial aspects of the Company's business.
Amanda Smith Executive Vice President Kelso Rail	As Executive Vice President Kelso Rail, Ms. Smith manages the daily operations of the Company's plant in Bonham, Texas and assists in all facets of the daily business including sales, marketing, engineering and inventory control.
Chris Stewart President of KIQ X Industries Inc.	As President of the Company's wholly owned subsidiary, KIQ X Industries Inc. Mr. Stewart is responsible for all aspects of the KXI Suspension System project.

The business address for the Company is 13966 18B Avenue, Surrey, British Columbia, Canada V4A8J1.

B. Advisers

The Company's legal advisers are Cassels Brock & Blackwell LLP with a business address at #2200 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

 C. Auditors

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

A. [Reserved]

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

The Company invests in R&D activities that focus on the innovation of new products for rail/road tank cars and wilderness automotive suspension technologies.  The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company.  These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns.  Returns on investment on R&D are always uncertain and cannot be guaranteed.  There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry.  The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval.  In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria.  The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

The Company's KXI Suspension System must meet and fully comply with the rules and regulations set forth by the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States in order to enable customers to legally operate the technology in all arenas. Failure to meet these requirements could have a material negative impact on the Company's ability to obtain purchase orders and generate meaningful revenues.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital in the amount of $5,026,580 as at December 31, 2023, the Company may, from time to time, face a working capital deficit.  To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing.  There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

The Company last accessed new equity capital on March 4, 2021 when Management successfully completed 100% of a private placement offering by issuing 7,000,000 units at a price of CAD$0.91 per unit, raising CAD$6,370,000 before expenses.  These funds and subsequent business operations have maintained the financial health and welfare of the Company's business affairs to date.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings.  The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

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

"The Company is dependent on a small number of Original Equipment Manufacturer ("OEM") customers."

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

The Company's ambition to design research and develop proprietary new products for the railroad industry and road-to-no-road vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications.  This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering.  The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

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

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees.  In particular, the Company relies on the expertise and experience of the Company's Chief Executive Officer and Chief Financial Officer and the Chief Operating Officers of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KXI Wildertec Industries Inc.  These individuals are under contractual obligations to the Company that expired on June 30, 2023 and have been extended by mutual agreement until June 30, 2024.  If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all.  If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

"International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others in response to such conflict may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted, and the effects of such conflicts may magnify the impact of the other risks identified herein.

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

The Company's registered office is located at Suite 2200 - 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. The Company's corporate head office is located at 13966 18B Avenue, Surrey, British Columbia V4A8J1. The Company's head office telephone number is (604) 590-1525.

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

The Common Shares have been publicly traded on the Toronto Stock Exchange ("TSX" or the "Exchange") under the symbol "KLS" since May 22, 2014, prior to which the Common Shares traded on the TSX Venture Exchange ("TSXV"). The Common Shares were traded on the NYSE American ("NYSE American") under the symbol "KIQ" from October 14, 2014 to March 25, 2024, prior to which the Common Shares traded on the U.S. OTCQX over the counter market ("OTCQX International") under the symbol "KEOSF".

On December 12, 2023 the Company received notice (the "Notice") from the NYSE American stating that the Company was not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide ("Company Guide"). The Notice stated that the NYSE American staff had determined that the Company's securities had been trading at a low price per share for a substantial period of time. The Notice further stated that the Company's continued listing was predicated on it effecting a reverse stock split of its common shares or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE American determined to be no later than June 12, 2024.

After careful consideration, the Company evaluated the benefits and costs of continuing its listing on NYSE American and concluded that it was appropriate to voluntarily delist from the NYSE American. With the Common Shares concurrently trading on the TSX, the Company believed the costs associated with a continued U.S. stock exchange listing, as well as the administrative burdens and requirements associated with maintaining a dual listing, could no longer be justified. The Company also concluded that a reverse split of the Company's Common Shares of a magnitude necessary to bring the Company into compliance with the listing standards set forth in the Company Guide was not a desirable alternative and would not be in the best interest of the Company's shareholders.  The Company filed a Form 25 with the U.S. Securities and Exchange Commission on March 15, 2024 and the Common Shares were delisted from NYSE American effective as of March 26, 2024. The Company does not expect to seek to list its shares on another U.S. national securities exchange or U.S. quotation system.

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

Over the last fourteen years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's unaudited revenues over the last eight quarters were as follows: $3,069,359 for the quarter ended December 31, 2023; $3,138,137 for the quarter ended September 30, 2023; $2,152,462 for the quarter ended June 30, 2023; $2,459,958 for the quarter ended March 31, 2023; $2,389,477 for the quarter ended December 31, 2022; $2,708,364 for the quarter ended September 30, 2022; $2,869,496 for the quarter ended June 30, 2022; $2,963,851 for the quarter ended March 31, 2022.

The Company's unaudited net income (loss) over the last eight quarters were as follows: $(165,368) for the quarter ended December 31, 2023; $(66,174) for the quarter ended September 30, 2023; $(1,047,119) for the quarter ended June 30, 2023; $(786,677) for the quarter ended March 31, 2023; $(420,316) for the quarter ended December 31, 2022; $(361,522) for the quarter ended September 30, 2022; $(519,443) for the quarter ended June 30, 2022; $(54,136) for the quarter ended March 31, 2022.

Three Year History

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

On November 17, 2021, the Company's wholly owned subsidiary, KIQX, secured two key prototype development partners in its KXI™ Wildertec™ Heavy Duty ("HD") Suspension project. Vector Truck Designs ("Vector") and Kinetic Drive Solutions ("KDS") were contracted by KIQX to provide a team of automotive engineers, control system designers and software specialists that can guide KIQX to a regulatory compliant final production-ready HD prototype. Design ambitions are to meet the needs of the Company's target markets with technological performance that can deliver new standards for safety and efficiency while providing environmental and cultural responsibility for vocational wilderness transportation applications. Vector will lead the project in final stage prototype design and development of all mechanical components. KDS joins KIQX as a specialist engineering partner who can lead to the development and completion of an integrated suspension control system for the HD prototype. The KDS design team brings a wealth of experience in control system development integrating ride height, stability, central tire inflation systems, rear steering functions featuring intelligent computerized vehicle control systems.

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

To accomplish this in 2022, KXI HD utilized state of the art hydraulic mechatronic technologies controlled by the Company's encryption protected Road-To-No-Road™ wilderness driver assistance software system. Initial proprietary trademarks established in 2022 include PreciseRide™ and AdaptiveGrip™. The design objectives are to ensure all vehicle manoeuvres, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges. The prototype is anticipated to be completed in 2023. Early testing of the design indicates that commercial stakeholders can expect the KXI HD to provide:

●   Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improve the safe manoeuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

●   Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity will be a responsive central tire inflation system and other key controls. KXI HD is expected to diminish wheel slip and enable safer climbing, traversing and descending operations resulting that can lower ecological impact and fuel consumption.

●  Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations that improve ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

●   KXI HD expects to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that require quick response times to emergency locations. KXI HD is designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which is expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

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

2023

During Fiscal 2023, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus is to obtain full AAR approvals in 2024 for our entire portfolio of rail pressure car products to better grow our financial performance in a sustainable meaningful way.  This has been the Company's core branding ambition over the past fourteen years and it is now close to fruition in 2024.

Rail operations at our Bonham, Texas facilities are effective and efficient productive systems that have been well developed since April 2010.  All functional elements of plant and equipment, production planning and controls, labour and staffing and product design/engineering are fully developed and productive at above average contribution margins from sales.  No further material capital investments in rail operations are anticipated for the foreseeable future.

Financial performance during 2023 fell short of original expectations with our 5-year average at $12,175,532 per year.  This has been due to many macroeconomic factors far beyond the control of the Company, that have created the current deep recession of business activities in the rail tank car industry.  This includes the penalizing effects of COVID-19, high interest rates, inflationary pressures, supply chain issues and lengthy AAR approval processes.  Despite the many challenges the Company has persisted and still believes that it can exploit its growing competitive advantages in the rail industry.

Key to the development of the Company's rail revenue growth ambitions in 2024 is the full AAR approval of our pressure car package.  This package sells at a much higher tank car unit value.  It is expected to grow rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car.  Our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process.  The AAR approvals are the key milestone to establish new revenue growth from rail related products.  Our goal is to fully service the needs of the pressure car market fleet that that stands at approximately 86,000 tank cars.  This provides a significant financial growth opportunity to pursue while continuing to obtain AAR approvals for the additional products in the R&D pipeline.

Since mid-2021 the Company's automotive innovation development operations have been heavily engaged in creating a unique fully automated "center-of-gravity" oriented Advanced Driver-Assistance System ("ADAS") designed specifically for wilderness travel.  In 2023 the Company confirmed that it had created the first "field-tested" automated suspension-based ADAS for emergency and commercial mission-critical wilderness operations.  Our ADAS technologies are specifically designed to address the challenging issues of worker well-being and safety as well as ecological protection while delivering effective and efficient operational advantages to wilderness operating stakeholders.  The innovation design objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's proprietary engineered solutions.

On April 25, 2023 the Company and G&J Technologies Inc. ("G&J") received the arbitrator's final judgment to legally resolve all the disputed issues. The judgement is binding for all parties and required Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees. This amount has been paid and was included in the financial results for the year ended December 31, 2023. The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered. According to the terms of the Technology Development Agreement (the "TDA"), the Company maintains intellectual property rights acquired under the TDA and is liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product.

On September 12, 2023 the Company's KXI Wildertec™ Software Division filed the first stage proprietary patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its future KXI Wildertec™ technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments and firmly positions the Company's artificial intelligence intentions.  The grant of the Canadian Patent on our Method technologies expected to be in 2024.  This will be a key cornerstone event for the Company's business development ambitions.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  Upon extensively field testing the unique Method, Kelso's intelligence supports that the Company is the first enterprise to demonstrate a functional automated suspension-specific ADAS for commercial wilderness applications.  This is a major technology development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and humanitarian aide and defense customers.  Our business ambition is to participate in the emerging global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

The Company will concentrate its production resources on delivering safety enhancing technology solutions for customers in, but not limited to, disaster response, wilderness fire fighting, mobile medical treatment, evacuation and emergency response, mining and exploration, energy transmission, civil engineering projects, telecommunications and geographic/environmental data systems.

In 2023, the Company made considerable progress in its research and development to create new innovative products.  Timing of required regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.

The Company feels it is on course for new value creation as we look forward to new business success in both rail and automotive markets.  Management has determined a clear path for the commercialization of our new products in order to provide longer-term profitable revenue growth.  With no interest-bearing long-term debt to service and improved sales prospects from larger diverse markets, Kelso can focus on the growth of its equity value from financial performance generated from a wider range of new proprietary products.

The Company deploys capital resources sensibly to maintain financial health and liquidity. The Company's working capital was $5,026,580 as at December 31, 2023. Current working capital and anticipated sales activity for 2024 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future. With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can continue to concentrate on stronger financial performance from a more diverse range of products.

Subsequent to Fiscal 2023

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Method is now regulatory compliant for sales to commercial wilderness operations including existing forestry roads.  The KXI equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy.

The Phase-One facility does not require new equity or debt capital at this time.  The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle.  Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have the potential production capacity to generate approximately $25 million of annual revenue commencing in late 2024.  With the assistance of the landlord, the current facility can be scaled to meet long term production volumes to service in excess of $100 million per year at the same location.  The facility will house R&D, Phase-One production and an on-site test track.

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

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS. The Company was listed on the Toronto Stock Exchange on May 22, 2014. The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million-dollar sales of the Company's products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $10,819,916 for the year ended December 31, 2023; $10,931,188 for the year ended December 31, 2022; $7,425,707 for the year ended December 31, 2021; $11,149,130 for the year ended December 31, 2020; and $20,550,682 for the year ended December 31, 2019.

The Company's net earnings (loss) performance over the last five year end periods were as follows: net loss of $2,101,886 for the year ended December 31, 2023; net loss of $1,355,417 for the year ended December 31, 2022; net loss of $2,758,567 for the year ended December 31, 2021; net loss of $1,307,890 for the year ended December 31, 2020; and net income of $3,334,043 for the year ended December 31, 2019.

The rail tank car industry is historically cyclical.  The Company's primary market (hazmat rail tank cars) slowed considerably during the rail recession in 2016 and 2017 and improved in 2018 and 2019 to restore the Company's financial health.  From 2020 through 2023 COVID-19 delivered a powerful economic setback for Kelso as the pandemic significantly reshaped the business dynamics of the rail tank car industry as it fell into a deep recession from which it has not recovered.

Given the unprecedented challenges of this crisis the Company's main focus was the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets, research and development ambitions and its ability to continue business operations.  The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth.  In 2022 revenues improved by 47% over the previous and maintained the same level in 2023.  This allowed Kelso to continue to grow its R&D projects in both the rail and automotive industries.

Financial performance in 2023 diminished by 1% over 2022, which saw recession affected sales recover by 47% after a dramatic 33% setback in 2021.  Weakened financial performance raised Management's concerns of the Company's abilities to continue business operations.  While the new build OEM rail tank car producers slowed in April 2020 and have remained depressed the retrofit and repair business segments remain open.  This has allowed the Company to continue the Company's rail operations productively.

Industry experts anticipate that new car production will track replacement demand for the 438,000 tank car fleet in the range of 7,000 - 10,000 cars per year.  Tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years.  Management believes that revenue streams from rail tank car operations should continue to improve slowly over the upcoming years when new product offerings gain final AAR regulatory approvals.

The Company's working capital was $5,026,580 as at December 31, 2023 that includes $3,376,005 in inventories required for timely future deliveries. Capital resources from rail operations are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Rail tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional rail tank car equipment.  The Company has active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, top ball valve and angle valve, although final AAR approval processes take considerable time to complete.  Our pressure tank car PCH valve has been approved for full commercial use adding to our sales growth potential.  These new product developments have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer-term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers. The Company's goal is to spread the Company's business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

Since 2017, Management has actively pursued new diverse marketplace opportunities outside of the rail industry. The overall strategic plan is to spread business risks by accessing non-rail markets to diminish the severe negative impact of the reliance on a small number of customers and the historic down cycles in the rail industry.

As part of this strategic plan, Kelso, through the Company's wholly owned subsidiary KIQ X Industries (KIQ) focused on the research and development of an advanced "Road-To-No-Road™" suspension system known as the KXI™ Wildertec™ Suspension System (KXI). KXI is a system designed to provide safer, more effective, efficient and ecologically responsible capability for commercial wilderness operations. The KXI is a pioneer brand initiated by Kelso to service the needs of the commercial wilderness transportation technologies marketplace. The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industrial and public service customers.

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

In March, 2021 the Company terminated the original TDA with G&J, including the consulting agreement for $10,000 per month.  The termination was disputed by the service providers and arbitration commenced.  On April 25, 2023 the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues. The judgement is binding for all parties and required Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees. This amount has been paid and was included in the financial results for the year ended December 31, 2023. The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered. According to the terms of the TDA the Company maintains intellectual property rights acquired under the TDA and is liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product.

In 2021 based on knowledge gained from inputs from automotive engineers and wilderness experts KIQ moved the R&D focus for a brand new KXI Heavy Duty (KXI HD) suspension system that would be legally compliant.  The goal was to create a "Road-To-No Road™" vehicle that featured a durable, automated state-of-the-art hydraulic suspension system.  The design ambition was to equip and enable a heavy-duty (one ton or greater) "host" vehicle platform that would represent larger and more achievable commercial market opportunities.

The Company secured the services of several military and automotive OEM suppliers and highly qualified software and suspension engineers as well as specialized wilderness experts.  These stakeholders confirmed that our new R&D direction was a unique bona fide opportunity to pursue.  They agreed to support our R&D schedules to design and produce an initial KXI HD prototype.

The KXI HD prototype vehicle was completed in late 2022.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle has been commissioned with the Company's proprietary encryption protected Road-To-No-Road® wilderness driver assistance software which encompasses our trademarks PreciseRide™ and AdaptiveGrip™.  The commissioned prototype vehicle is currently going through extensive software and engineering integrity tests in preparation for Canadian Motor Vehicle Safety Standards compliance testing.

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state.  This is expected to provide the Company with a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling full scale marketing initiatives and initial commercial sales in 2024.

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

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers. In the 1990s Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car. The Company's commercial business evolution began with the adoption of the Company's patented constant force pressure relief valves during the surge in crude-by-rail (CBR) shipments from 2012 to 2015. Since 2012 the Company has distributed over 89,000 valves and generated more than $137 million in revenues. Total OEM production output in 2023 was 9,812 rail tank cars.  Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit and repair activity in 2023.

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

Based on current projections from industry analysts (Freight Transportation Research ("FTR") Associates) new tank car demand is expected to reach 8,290 tank cars in 2023.  In addition, significant re-qualifications of existing rail tank cars are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years.  The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

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
  To build reliable equipment featuring high-quality milled or U.S. cast parts eliminating problematic imported cast parts that lead to complex expensive repairs for customers.
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

In 2021 the Company engaged automotive engineers and experts allowing KIQ to move the R&D focus for KXI to equipping a heavy-duty (one ton or greater) "host" vehicle platform (KXI HD) which represents a larger and more accessible commercial market opportunity.  The Company secured the services of several military and automotive OEM suppliers and highly qualified control system engineers along with specialized wilderness experts.  They agreed to support our R&D schedules to design and produce an initial KXI HD prototype utilizing best available technologies with the goal of pilot production in early 2024.  The KXI HD platform represents a much more realistic and accessible commercial market opportunity to pursue.

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

To accomplish this, KXI HD has utilized state of the art hydraulic mechatronic technologies controlled by the Company's proprietary encryption protected wilderness driver assistance software system.  Initial proprietary trademarks include PreciseRide™ and AdaptiveGrip™. The design objective is to ensure all vehicle maneuvers, whether automated or manual, are performed in a stable balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges.  The prototype has been completed and early testing of the design indicates that commercial stakeholders can expect the KXI HD to provide:

●   Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improve the safe maneuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

●   Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity will be a responsive central tire inflation system and other key controls.  KXI HD is expected to diminish wheel slip and enable safer climbing, traversing and descending operations results that can lower ecological impact and fuel consumption.

●   Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations.  This improves ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

●   KXI HD expects to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that require quick response times to emergency locations.  KXI HD is designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which is expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

Engineering design goals have been focused on the non-serviced needs of our target markets with new technological performance that can deliver new standards for safety, effectiveness and efficiency.  It is expected that KXI HD can accomplish these goals while providing environmental and cultural responsibility for extreme vocational transportation applications.

The KXI HD prototype was completed in late 2022.  All mechanical and hydraulic components are proven technologies that are sourced from well-established OEM suppliers and stakeholders.  Component designs have been scaled from existing uses in military and commercial applications to fit the specifications of KXI HD.  The prototype vehicle is going through extensive engineering integrity testing, software commissioning and debugging to prove the Road-To-No-Road® design principle is achievable.

Once completed these design specifications will have to attain full compliance with the Canadian Motor Vehicle Safety Standards (CMVSS).  Successful completion of the CMVSS requirements should allow the Company to meet the Federal Motor Vehicle Safety Standards (FMVSS) in the United States including the majority of compliance requirements for each Canadian province and American state.  This is expected to provide KIQ a National Safety Mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales in late 2024.

The goal is to attain full legal compliance of the design that ensures that equipment operators are able to utilize the full efficiency of the KXI HD technology without compromising the safety of the vehicle, occupants and the general public.  This is expected to qualify the KXI HD vehicle for full scale marketing and sales.

In September 2023 the Company's KXI Wildertec™ Software Division filed its first proprietary Patent application for its Method.  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for its current technologies and firmly positions the Company's artificial intelligence intentions.  The grant of the Canadian Patent on our Method technologies expected to be in 2024 will be a key cornerstone event for the Company's development ambitions.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways.  Current automotive industry design ambitions are to use human-machine interfaces that can assist a driver's ability to react to dangers on established roads.  Upon extensively field testing the unique Method, Kelso's intelligence supports that the Company is the first enterprise to demonstrate a functional automated suspension-specific ADAS for commercial wilderness applications.  This is a major technology development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations.  Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders, and humanitarian aide and defense customers.  Our business ambition is to participate in the emerging global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert multiple classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Method is now regulatory compliant for sales to commercial wilderness operations including existing forestry roads.  The KXI equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy.  The ambition is to obtain the necessary federal and regional compliance approvals to enable the technology to operate on all roadways as early as 2025.

The Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements with interested customers in, but not limited to, safer working environments for drivers/operators working in wilderness environments such as firefighting, medical/evacuation operations, emergency response capabilities, mining, energy transmission and geographic/environmental data mapping systems.

Production and R&D Facilities

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

KXI HD research and development operations are located in a new facility in West Kelowna, British Columbia, Canada.  This facility is modern and well suited to the development of the heavy-duty vehicle initiatives.  It facilitates our key engineers, specialists and OEM suspension control experts and strategic R&D schedules to produce a regulatory compliant KXI HD prototype. This strategic direction and new facility is expected to reduce R&D costs and maintain strategic business timetables.

In February 2024, the Company established an initial 3,000 square foot Phase-One (Pilot) production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada.  This production facility is being designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies.  These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our Method technologies.

The Phase-One facility does not require new equity or debt capital at this time.  The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle.  Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have the potential production capacity to generate approximately $25 million of annual revenue commencing in late 2024.  With the assistance of the landlord, the current facility can be scaled to meet long term production volumes to service in excess of $100 million per year at the same location.  The facility houses R&D, Phase-One production and an on-site test track.

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

On September 12, 2023 the Company reported that it has filed its first Patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method").  The Patent Application forms the Company's initial proprietary claims and intellectual foundation for its automotive wilderness technologies.  This patent application filing begins the Company's comprehensive proprietary protection program for its current and future technologies.

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

Employees

As at December 31, 2023, the Company had 42 employees (December 31, 2022 - 38 employees), including employees of the Company's subsidiaries. The largest group of employees works at the Company's production facilities in Bonham, Texas and the remainder work in British Columbia.

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

Intellectual Property Dispute

The Company had a dispute with Service Provider, G&J and the Inventor, Gebhard Charles Wager, in respect of the TDA between the parties dated November 10, 2016. On January 7, 2020, the Company received a demand letter from the Service Provider with respect to the ownership of certain intellectual property rights referenced in the TDA. The Company then terminated the TDA following which the Service Provider commenced an arbitration proceeding for ownership of IP assets and damages for wrongful termination of the TDA. The Company filed a counterclaim for damages for misrepresentations by the Service Provider.

On April 25, 2023, the Company and received the arbitrator's final judgment to legally resolve all disputed issues. The judgement was binding on all parties and required Kelso to provide final financial payouts of US$465,360 under the TDA for termination fees, asset payment issues and legal fees. This amount has been paid. The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered. According to the terms of the TDA, the Company maintains intellectual property rights acquired under the TDA and is liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product.

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

KXI HD production operations are located in West Kelowna, British Columbia, Canada. The Company is currently shifting its R&D focus to Heavy Duty commercial trucks that will form the foundation of Kelso's pilot production program. Assembly drawings and tooling are expected be completed and ready to be tested in 2024.

As at December 31, 2023, the total carrying value for the Company's property, plant and equipment was $3,153,799 (December 31, 2022: $3,277,262), the breakdown of which is as follows: land $12,558 (December 31, 2022: $12,558), buildings $1,998,820 (December, 2022: $2,080,812), leasehold improvements $Nil (December 31, 2022: $Nil), production equipment $212,164 (December 31, 2022: $260,481), prototypes $913,635 (December 31, 2022: $840,030) and Right of Use assets  $16,622 (December 31,2022: $83,111).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management believes that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2023 ("Fiscal 2023"), December 31, 2022 ("Fiscal 2022") and December 31, 2021 ("Fiscal 2021") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2023, Fiscal 2022 and Fiscal 2021 (collectively, the "Reported Periods") were prepared in accordance with IFRS as issued by the IASB.

	Year ended December 31 2023	Year ended December 31 2022	Year ended December 31 2021
Revenues	$10,819,916	$10,931,188	$7,425,707
Cost of goods sold	$6,237,469	$6,022,192	$4,229,215
Gross profit	$4,582,447	$4,908,996	$3,196,492
Gross profit margin	42%	45%	43%
Expenses including non-cash items	$5,876,383	$6,126,992	$6,254,981
Gain on revaluation of derivative warrant liability	$3,665	$263,446	$658,626
Income tax expense (recovery)	$170,475	$166,031	$172,639
Net income (Loss) for the year	$(2,101,886)	$(1,355,417)	$(2,758,567)
Weighted average number of common shares outstanding	54,337,995	54,320,086	54,320,086
Basic earnings (Loss) per common share	$(0.04)	$(0.02)	$(0.05)
Adjusted EBITDA(Loss)(1)	$(845,487)	$(83,575)	$(1,436,435)
Cash	$1,433,838	$2,712,446	$3,377,464
Working capital	$5,026,580	$7,000,568	$8,670,165
Total assets	$9,703,271	$12,147,143	$13,728,510
Shareholders' equity	$8,720,248	$10,781,672	$12,055,113
Dividends paid per share	$0.00	$0.00	$0.00

(1) This is a non-IFRS measure. Refer to the "Currency and Non-IFRS Financial Measures" section of this annual report for further information.

The financial results for the year ended December 31, 2023 are representative of a light industrial engineering organization continuing to build the Company's brands and new product innovations through the research, development and marketing of a diverse range of rail and automotive transportation technologies.  The current macroeconomic environment of inflation, high interest rates and supply chain problems has significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for service in the rail tank car industry.  Sales performance for the year ended December 31, 2023 decreased 1% over the previous year ended December 31, 2022.  This slight sales decrease demonstrates some stability in our business model, however, the Company's rail business activities remain unpredictable as the low production rates of the rail tank car producers continued to frustrate the Company's operations in 2023.  Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the year ended December 31, 2023 reflected Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions as well as the negative financial impact of an negative arbitration award in 2023.  Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products.  These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

For the year ended December 31, 2023, the Company reported a net loss of $2,101,886 ($0.04 per share) against revenues of $10,819,916 compared to a net loss of $1,355,417 ($0.02 per share) against revenues of $10,931,188 for the year ended December 31, 2022.

Gross profit margin returns were $4,582,447 (42% of revenues) for the year ended December 31, 2023 compared to $4,908,996 (45% of revenues) for the year ended December 31, 2022.  Gross profit margin returns diminished due to inflationary factors including the effects of higher interest rates on supply chain and different product mix.  Margins do remain well above industry averages due to the maintenance of production efficiencies and per order based pricing models that reflect higher raw material cost factors.

Total operational expenses decreased slightly to $5,876,383 for the year ended December 31, 2023 compared to $6,126,992 for the year ended December 31, 2022.  Operational expenses are in line with Management's expectations and comparable to the prior year.

Since March 2021, Kelso and the original service providers (G&J) have been engaged in a termination and technology dispute regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022.  On April 25, 2023 the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues in a termination and technology arbitration regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022.  The judgement is binding for all parties and requires Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees.  The Company has paid the award amount as at December 31, 2023 and the negative financial effects of this arbitration are incorporated in the financial statements as at December 31, 2023.

Adjusted EBITDA refers to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is a better alternative measure in evaluating the Company's operational performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Factors in the reported income for the year ended December 31, 2023 include expenses related to ongoing marketing initiatives in the amount of $394,933 (2022 - $409,256) and related travel costs of $141,996 (2022 - $111,235).  These expenses are related to ongoing marketing programs for existing and new product opportunities.  Travel costs have increased due to a growing product portfolio coupled with the renewed ability to meet face-to-face with customers as COVID-19 requirements relax.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products.  During the year ended December 31, 2023 the Company's industrial product design and development costs were $1,124,831 (2022 - $1,068,708).  The increase between 2023 and 2022 is largely related to the completion and accelerated testing of the KXI Wildertec™ program. New product developments are a key priority to provide longer term opportunities for Kelso to grow its future revenues.  The Company's goal remains the diminishment of the negative financial effects of a historically cyclical rail tank car market with new revenue streams from non-rail products.

Management continues to administrate both the Company's rail operations and KXI HD development with the goal of longer-term business growth.  This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2023.  The Company recorded office and administrative costs of $2,486,186 (2022 - $2,278,467) and management compensation was $720,500 (2022 - $720,003).  There was no accrual for contractual management performance bonuses for the year ended December 31, 2023 as none was earned (2022 - $Nil).  Management bonuses when earned are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the year following.

Consulting fees for the year ended December 31, 2023 were $461,470 (2022 - $318,846) and investor relations fees were $84,000 (2022 - $84,000).  The increases in consulting fees were directly related to the use of additional independent experts and software specialists working on the KXI HD suspension project.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs and the required administration functions of a publicly listed industrial company listed on two major stock exchanges.  Costs for these professional audit and legal services were $280,102 for the year ended December 31, 2023 (2022 - $518,543).  The cost reduction is due to the completion of the arbitration in 2023 and the cost includes ongoing US tax and audit requirements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars, but Kelso also holds various assets in Canadian dollars.  The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gain of $35,000 for the year ended December 31, 2023.

The Company has recorded an income tax expense of $170,475 for the year ended December 31, 2023 (2022 - $166,031).

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

B. Liquidity and Capital Resources

The Company's primary source of revenue to date has been from new rail tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry. As at the end of Fiscal 2023 there were no material commitments for capital expenditures.

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

December 31, 2023 Compared to December 31, 2022

As at December 31, 2023 the Company had cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411, prepaid expenses of $134,349 and inventory of $3,376,005 compared to cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 as at December 31, 2022.

The Company has income tax payable of $10,024 at December 31, 2023 compared to $30,626 at December 31, 2022.

The working capital position of the Company as at December 31, 2023 was $5,026,580 compared to $7,000,568 as at December 31, 2022.

Net assets of the Company were $8,720,248 at December 31, 2023 compared to $10,781,672 as at December 31, 2022. The Company had no interest-bearing long-term liabilities or debt as at December 31, 2023 or December 31, 2022.

The Company's post COVID-19 business prospects are encouraging as the OEMs and owners of tank cars have become optimistic about the market trends improving in 2024 however the Company is still operating in uncertain times. Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company.

December 31, 2022 Compared to December 31, 2021

As at December 31, 2022 the Company had cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 compared to cash on deposit in the amount of  $807,009, prepaid expenses of $161,490 and inventory of $5,534,558 as at December 31, 2021.

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

The Company has spent the following amounts on research in past three years: $1,124,831 in Fiscal 2023; $1,068,708 in Fiscal 2022; and $1,697,497 in Fiscal 2021. In addition to the Company's ongoing rail equipment R&D, the majority of these expenses related to design and continuing testing of the Company's KXI HD Suspension System.

D. Trend Information

OEM rail tank car deliveries and orders are holding fairly stable and backlogs remain firm in 2024 and consistent with 2023 (8,257 units). There is a shift toward rail pressure cars and the Company is completing the last stages of an AAR regulatory approved rail pressure car kit in 2024 to drive new source sales growth.  The Company has fully developed production systems including supply chain, inventory levels, reliable costs, selling prices and predictable profitability that are expected to remain stable in 2024.

The economic and freight outlook is one of continued slow growth with current deliveries in line with replacement demand levels. Tank car demand is choppy, but deliveries will remain healthy through the first half of 2024. Within tank cars there is significant stability as orders and deliveries are very balanced, yet, demand levels are at the low end of replacement and will remain there for the foreseeable future.

Barring potential regulatory changes, the freight market is likely to remain relatively stable over the next few years. Freight moved by tank cars, the core business of the Company, took a severe hit at the start of the pandemic and has yet to see any meaningful recovery. This is significant in that there are already enough tank cars to move the amount of freight in the system. Without significant declines in productivity, the situation suggests that there is no need to expand the fleet.

The level of activity for tank car orders and deliveries puts the segment on track for the lower end of replacement demand for 2024 and 2025. The current forecast has 2024 tank car deliveries in the range from 7,000 units to 10,000 units and continues at this level throughout 2025. Longer term replacements could average between 10,000 and 12,000 units per year. Despite current macroeconomic challenges the Company is in a good position to service all product orders from the rail tank car industry for the foreseeable future.

E. Critical Accounting Estimates

For a discussion of our critical accounting estimates, see page 17 of our Management Discussion and Analysis for the year ended December 31, 2023.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	Director President and Chief Executive Officer	President of Bondwest Enterprises Inc.; President, Chief Executive Officer and Director of SIQ Mountain Industries Inc. (SIQ:NEX).
Anthony (Tony) Andrukaitis	Director Chief Operating Officer	Independent Business Consultant.
Edward (Paul) Cass	Independent and Lead Director Audit Committee Member Compensation Committee (Chair)	Self-Employed Businessman.
Laura Roach	Independent Director Audit Committee Member Compensation Committee Member Corporate Governance and Nominating Committee (Chair)	Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty.
Jesse V. Crews	Independent Director Compensation Committee Member Corporate Governance and Nominating Committee Member	Senior Adviser to Trinity Industries Leasing Company ("TILC") from February 15, 2022 to March 31, 2024, the railcar leasing subsidiary of Trinity Industries Inc.

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Frank Busch	Independent Director Audit Committee Member (Chair) Corporate Governance and Nominating Committee Member	Director of Economic Development, Strategies North Inc.
Richard Lee	Chief Financial Officer

Self-employed businessman. Chief Financial Officer of the Company since April 8, 2010. Chief Financial Officer and Director of SIQ Mountain Industries Inc. (SIQ: NEX) and Chief Financial Officer of Happy Creek Minerals Inc. (HPY:TSXV).

Amanda Smith	Executive Vice President Kelso Rail	Executive Vice President Kelso Rail
Chris Stewart	President KIQ X Industries Inc.	President of KIQ X Industries Inc.

James R. Bond (70 years) - President, Chief Executive Officer and Director

Mr. Bond has been a director and acted as President and Chief Executive Officer of the Company since April 7, 2010. Mr. Bond is the President of Bondwest Enterprises Inc., a private Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries. Mr. Bond currently serves as a director on SIQ Mountain Industries Inc, a company listed on the NEX Exchange, a sub-exchange of the TSXV.

Anthony (Tony) Andrukaitis (69 years) - Director and Chief Operating Officer

Mr. Andrukaitis has been a director of the Company since August 24, 2011 and was appointed Chief Operating Officer on March 1, 2016. Mr. Andrukaitis holds the position of President and Chief Executive Officer of Kelso Technologies (USA) Inc. since August 3, 2016 and President and Chief Executive Officer of Kel-Flo Industries Inc. (engineering industrial designs and distribution plans for patented OBM) since February 2, 2017. Mr. Andrukaitis has over 26 years of senior corporate management experience in finance, accounting, strategic planning, business development and turn-around activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and Chief Executive Officer of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Edward (Paul) Cass (67 years) - Independent and Lead Director

Mr. Cass has been an independent director of the Company since 2016 and is a member of the Audit Committee and Chair and member of the Compensation Committee. Mr. Cass was formerly Chief Operating Officer of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Previously Mr. Cass was Chief Operating Officer at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer (Retired) in British Columbia, and he also holds an MBA from Simon Fraser University.

Laura Roach (52 years) - Independent Director

Ms. Roach has been an independent director of the Company since 2016 and is a member of the Audit Committee, Compensation Committee and Chair and member of the Corporate Governance and Nominating Committee. Ms. Roach is an Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine's Super Lawyers every year since 2013. Ms. Roach has received the highest ranking in Legal and Ethical standards by Martindale Hubbell. Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BS from the University of Arizona.

Jesse V. Crews (71 years) - Independent Director

Mr. Crews has been an independent director of the Company since 2018 and is a member of the Compensation Committee and Corporate Governance and Nominating Committee. Mr. Crews was the Chief Investment Officer of TILC from August 2011 to February 15, 2022.  Mr. Crews was Senior Adviser to TILC from February 2022 until his retirement on March 31, 2024. During his tenure as Chief Investment Officer, Mr. Crews was responsible for the leasing company's long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp. From 2004 to 2009, he served as a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998. Mr. Crews is a member "Emeritus" of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Master's in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Frank Busch (45 years) - Independent Director

Mr. Busch as been an independent director of the Company since 2020 and is the Chair and member of the Audit Committee and member of the Corporate Governance and Nominating Committee.  As a director of Economic Development, Strategies North Inc., Mr. Busch is responsible for building and maintaining relationships with First Nations and providing information and advice to First Nation Councils, Staff and Membership that increases awareness of access to the Capital Markets, Private Equity & Debt Financing, Investment Strategy, as well as Financial Education.  Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute and a post-graduate Certificate in Finance from Harvard University in preparation for entering the Master of Liberal Arts in Extension Studies Field: Finance at Harvard.

Richard Lee (68 years) - Chief Financial Officer

Mr. Lee has been the Company's Chief Financial Officer since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelors' degree in Commerce. In addition, he is a Chartered Professional Accountant, Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 27 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States. Mr. Lee serves as Chief Financial Officer and a Director of SIQ Mountain Industries Inc, a company listed on the NEX Exchange, a sub-exchange of the TSXV; as well as Chief Financial Officer of Happy Creek Minerals Inc., a company listed on the TSXV.

Amanda Smith (45 years) - Executive Vice President Kelso Rail

Ms. Smith held the title of Operations Manager of the Company's facility in Bonham Texas from 2016 to 2019 and Vice President Options from 2019 to 2024 when she was promoted to Executive Vice President Kelso Rail. Ms. Smith has years of experience in a complex manufacturing environment and in-depth knowledge in supply chain, production control and inventory management.  Prior to joining the Company, Ms. Smith was Supply Chain Manager for REV Group, Inc. (2015 to 2016), an American manufacturer of specialty vehicles including ambulances, buses, firefighting apparatus, and recreational vehicles among others, and Caterpillar Inc. (2005 to 2015), an American company and the world's largest manufacturer of construction equipment. During her tenure with Caterpillar Inc., Ms. Smith held various senior positions, including Project Manager, Site Purchasing Supervisor, Category Manager and MRO Purchasing Supervisor.  Ms. Smith received her Bachelor of Arts from Austin College, Sherman, Texas, in 2001 and her Doctor of Jurisprudence from Southern Methodist University in 2004.  Ms. Smith holds certifications in CPS Black Belt - Catepillar (Catepillar Production Systems), ASCM - APICS CPIM - Planning Management, APICS Certified Supply Chain Professional, CPP - Certified Professional Purchasing, TIP Leader (Toyota Way), Six Sigma Blackbelt and an Executive Certificate in Corporate Governance.  Ms. Smith is a member of the League of Railway Women.

Chris Stewart (46 years) - President KIQ X Industries Inc.

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

B. Compensation

During Fiscal 2023, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position		Fiscal Year Ended December 31, 2023
	Salary ($)	Option-based Awards ($)	Share-Based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond Director, President and CEO	240,000	Nil	14,199	Nil	254,199
Anthony (Tony) Andrukaitis, Director and Chief Operating Officer	240,500	Nil	19,360	Nil	259,860
Edward (Paul) Cass, Independent Director	Nil	Nil	7,100	49,500	56,600
Laura Roach, Independent Director	Nil	Nil	9,681	31,500	41,181
Jesse V. Crews, Independent Director	Nil	Nil	9,681	24,000	33,681
Frank Busch, Independent Director	Nil	Nil	9,681	34,000	43,681
Peter Hughes, Independent Director (1)	Nil	Nil	6,641	10,000	16,641
Richard Lee, Chief Financial Officer	240,000	Nil	14,199	Nil	254,199
Amanda Smith, VP Operations, Rail	159,096	Nil	14,092	Nil	173,188
Chris Stewart, President, KIQ X Industries Inc.	180,000	Nil	15,012	Nil	195,012

(1) Mr. Hughes served as a director of the Company during the period January 1, 2023 through June 1, 2023.

Management Agreements

On July 1, 2020, the Company and Bondwest Enterprises Inc., a private company 100% owned and controlled by Mr. Bond ("Bondwest") entered into a Professional Services Agreement that was extended on June 30, 2023 for a 1-year term, i.e., from July 1, 2023 to and until June 30, 2024, with an option to extend for a further 1-year term thereafter, subject to the approval of the Board of Directors of the Company (the "Board") (the "CEO PSA"). Under the terms of the CEO PSA, Bondwest receives a base fee of US $20,000 per month (the "Base Fee") or US $240,000 annually during the initial 3-year term with no escalation provision. The CEO PSA also provides that Bondwest is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also provides that Bondwest shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

On July 1, 2020, the Company and Kitchener Holdings Corp. ("Kitchener") a private company 100% owned and controlled by Mr. Lee entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "CFO PSA"). Under the terms of the CFO PSA, Kitchener received Base Fee of US $20,000 per month or US $240,000 annually during the initial 3-year term with no escalation provision. The CFO PSA also provides that Kitchener is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also provides that Kitchener shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

On July 1, 2020, the Company and Mr. Anthony Andrukaitis entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "COO PSA"). Under the terms of the COO PSA, Mr. Andrukaitis received the Base Fee of US $20,000 per month or US $240,000 annually during the initial 3-year term with no escalation provision. The COO PSA also provides that Mr. Andrukaitis is also eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Mr. Andrukaitis shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

On October 18, 2023, each of the CEO PSA, the CFO PSA and the COO PSA were further amended to permit Messrs. Bond, Lee and Andrukaitis to exercise all vested options up to the expiry date of any outstanding options and to permit all outstanding unvested options to continue to vest and be exercisable in accordance with the terms of such options, in the event their employment and respective professional services agreement, is terminated without cause. As well, the October 18 amendment provides that in the event the CEO PSA, CFO PSA and COO PSA is terminated without cause or by Bondwest, Kitchener and Andrukaitis, as the case may be, choosing not to renew their respective professional services agreement on the renewal date or providing the required thirty (30) days written notice, and subject to the terms of the Company's Restricted Share Unit Plan (the "RSU Plan") and the determination of the Board, all outstanding restricted share units ("RSUs") granted to Mr. Bond, Mr. Lee and Mr. Andrukaitis and outstanding at such time shall continue to vest in accordance with the terms of their restricted share unit grant agreements and the payout dates in connection with such RSUs shall continue as set out in such agreements.

Outstanding share-based awards and option-based awards

The following table sets forth option-based and share-based awards for each of the directors and officers of the Company outstanding as at the year ended December 31, 2023. There were no exercises of compensation securities (Stock Options) during Fiscal 2023, including those held by directors and officers of the Company. A total of 255,008 RSUs vested during Fiscal 2023 and were paid out of which 176,671 were awarded to directors and officers of the Company.

Name	Option-Based Awards				Share-Based (RSUs) Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-money Options(1) (US$)	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (2) (US$)	Market or Payout Value of Vested Share- based awards not paid out or distributed (2) (US$)
James R. Bond Director, President and Chief Executive Officer	100,000 100,000	0.78 0.75	August 19,2024 August 18, 2025	Nil Nil	13,333(3) 26,666(4) 50,000(5)	Nil	Nil
Anthony (Tony) Andrukaitis Director, Chief Operating Officer	100,000 100,000	0.78 0.75	August 19,2024 August 18, 2025	Nil Nil	13,333(3) 26,666(4) 50,000(5)	Nil	Nil
Edward (Paul) Cass Independent Director	50,000 50,000	0.78 0.75	August 19,2024 August 18, 2025	Nil Nil	6,666(3) 13,333(4) 25,000(5)	Nil	Nil
Laura Roach Independent Director	50,000 50,000	0.78 0.75	August 19,2024 August 18, 2025	Nil Nil	6,666(3) 13,333(4) 25,000(5)	Nil	Nil
Jesse V. Crews Independent Director	50,000 50,000	0.78 0.75	August 19, 2024 August 18, 2025	Nil Nil	6,666(3) 13,333(4) 25,000(5)	Nil	Nil
Frank Busch Independent Director	200,000 50,000	0.76 0.75	February 11, 2025 August 18, 2025	Nil Nil	6,666(3) 13,333(4) 25,000(5)	Nil	Nil
Richard Lee Chief Financial Officer	100,000 100,000	0.78 0.75	August 19,2024 August 18, 2025	Nil Nil	13,333(3) 26,666(4) 50,000(5)	Nil	Nil
Amanda Smith Executive Vice President Kelso Rail	25,000	0.75	August 18, 2025	Nil	3,333(3) 33,333(4) 50,000(5)	Nil	Nil
Chris Stewart President, KIQ X Industries Inc.	75,000 25,000	0.78 0.75	August 19, 2024 August 18, 2025	Nil Nil	13,333(3) 33,333(4) 50,000(5)	Nil	Nil

(1) In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated based on the difference between the market value of the securities underlying the options as at December 29, 2023 (being US$0.16) and the exercise price of the option. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the closing price of the Common Shares on the NYSE American on December 29, 2023 of US$0.16 per share.

(3) These RSUs were awarded on October 27, 2021 pursuant to the Company's RSU Plan. These RSUs vest as to one-third on the first anniversary date; one-third after the second anniversary date and one-third on the third anniversary date, i.e., on October 27, 2022, October 27, 2023 and October 27, 2024, Common Shares issuable upon payout of any vested shares were and will be issued at a deemed price of US$0.92 per share.

(4) These RSUs were awarded on September 27, 2022 pursuant to the Company's RSU Plan. The RSUs vest as to one-third on the first anniversary date; one-third after the second anniversary date and one-third on the third anniversary date, i.e., on September 27, 2023, September 27, 2024 and September 27, 2025.  Common Shares issuable upon payout of any vested shares will be issued at a deemed price of US$0.31 per share.

(5) These RSUs were awarded on September 20, 2023 pursuant to the Company's RSU Plan. The RSUs vest as to one-third on the first anniversary date; one-third after the second anniversary date and one-third on the third anniversary date, i.e., on September 20, 2024, September 20, 2025 and September 20, 2026.  Common Shares issuable upon payout of any vested shares will be issued at a deemed price of US$0.31 per share.

(6) Mr. Peter Hughes served as a director of the Company during the period January 1 - June 1, 2023. On the recommendation of the Compensation Committee, the Board determined to maintain stock options and RSUs granted and awarded to Mr. Hughes in place until the expiry date set forth in agreements related to such awards, i.e., 50,000 options exercisable at $0.78/share to and until August 19, 2024, 50,000 options exercisable at $0.75/share to and until August 18, 2025; 6,666 RSUs expiring on October 27, 2024 ad 13,333 RSUs expiring on September 27, 2025.

Stock Option Plan

Pursuant to the policies of the TSX, the Company is required to adopt stock option plan prior to granting incentive stock options and, accordingly, the Company has adopted a stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to ensure that the Company is able to provide an incentive program for directors, officers, employees and persons providing services to the Company (the "Optionee") that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel. A copy of the Stock Option Plan, as amended, and approved by shareholders on June 1, 2023 is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

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

As at December 31, 2023, there were a total of 1,660,000 options outstanding under the Stock Option Plan. During Fiscal 2023, a total of 700,000 options expired (unexercised), no options were granted, and no options were exercised. There was no re-pricing of stock options under the stock option plan or otherwise during the Company's completed financial year ended December 31, 2023.

Restricted Share Unit Plan

The Board of Directors (the "Board") adopted the RSU Plan for the benefit of the Company's employees, directors and consultants. The RSU Plan has been established to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of the Company's shareholders (the "Shareholders").

The Board intends to use RSUs issued under the RSU Plan, as well as options issued under the Stock Option Plan, as part of the Company's overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long-term commitment.

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

As at December 31, 2023 there were 915,814 RSUs outstanding. A total of 525,000 RSUs were awarded during Fiscal 2023 and a total of 255,008 RSUs vested and were paid out during Fiscal 2023.

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

As at December 31, 2023, there were no DSUs outstanding.

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

Executive Officer Incentive Compensation Recovery Policy

On December 28, 2023, the Board adopted an Executive Officer Incentive Compensation Recovery Policy (the "Clawback Policy"), to provide for the recovery, otherwise referred to as "clawback", of certain erroneously awarded incentive-based compensation from Executive Officers (as defined in accordance with applicable laws, rules and regulations, including the rules of the NYSE American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation (the "NYSE American Rules") and is designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended, and will be interpreted and applied accordingly. Pursuant to this Clawback Policy the Company is required to reasonably promptly recover certain incentive-based compensation from any of the Company's current or former Executive Officers (as defined) that was received during the three-year period preceding the date the Company is required to prepare an Accounting Restatement (as defined) due to the Company's material non-compliance with any financial reporting requirement under applicable securities laws, that is based on the erroneous data and in excess of what would have been paid to such current or former Executive Officer under the Accounting Restatement.

This Policy applies to Incentive Compensation that is or was granted, earned, or vested by Executive Officers on or after October 2, 2023. This Clawback Policy is enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the applicable securities regulatory authorities, including the U.S. Securities and Exchange Commission, TSX, the NYSE American or any other securities exchange on which the Company lists its securities for trading.

During fiscal 2023, the Company did not determine there was any non-compliance with any financial reporting requirement under the Clawback Policy.

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

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2023.

C. Board Practices

Term of Office

Each director of the Company holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or the provisions of the BCBCA. Each member of the Company's senior management is appointed to serve at the discretion of the Company's Board, subject to the terms of the PSAs described above.

Service Contracts

See "Employment Agreements" and "Termination and Change of Control Benefits" above for particulars of certain executive service contracts with the Company and the Company's subsidiaries, as applicable. Other than as disclosed herein, the Company does not have any service contracts with directors or officers which provide for benefits upon termination of employment.

Committees

The Company currently has three standing committees, the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

Audit Committee

During fiscal 2023, the members of the Audit Committee were Messrs. Frank Busch (Chair) and Paul Cass and Ms. Laura Roach. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator all members of the Committee have been and are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee. The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

The Company has adopted a formal written mandate for the Compensation Committee which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the committee shall consist of at least three members of the Board, all of whom shall be "independent" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under National Policy 58-201 "Corporate Governance Guidelines".

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

The Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the Compensation Committee determines. The Compensation Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel or advisors at the expense of the Company, all as it considers to be necessary or advisable to perform its duties and responsibilities.

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

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee, which can be viewed on the Company's website at www.kelsotech.com. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three directors, all of whom will be "independent directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators under National Policy 58-201 Corporate Governance Guidelines".

Each member will have skills and/or experience which are relevant to the mandate of the Committee. During the financial year ended December 31, 2023, the members of the Corporate Governance and Nominating Committee were Ms. Laura Roach (Chair) and Messrs. Jesse V. Crews and Frank Busch.

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

D. Employees

As at December 31, 2023, the Company had 42 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas. Canadian personnel work in West Kelowna, British Columbia. There has been no significant change in the number of employees since December 31, 2019. At the date of this filing, the Company's employees are not unionized, and all employees are full-time.

E. Share Ownership

As of December 31, 2023, the Company's directors and senior management beneficially owned the following common shares and stock options/incentive awards of the Company:

Name an Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Options Held	Restricted Share Units (RSUs) Held
	# of Shares	% of Class(1)
James R. Bond Director, President and Chief Executive Officer	1,618,967(2)	2.97	200,000	89,999
Anthony (Tony) Andrukaitis Director, Chief Operating Officer	274,000	0.50	200,000	89,999
Edward (Paul) Cass Independent Director	92,334	0.17	100,000	44,999
Laura Roach Independent Director	56,390	0.010	100,000	44,999
Jesse V. Crews Independent Director	122,125	0.23	100,000	44,999
Frank Busch Independent Director	30,000	0.005	250,000	44,999
Richard Lee Chief Financial Officer	144,500	0.27	200,000	89,999
Amanda Smith Executive Vice President Kelso Rail	0	0	25,000	86,666
Chris Stewart President, KIQ X Industries Inc.	57,000	0.010	100,000	96,666

(1) Based on 54,443,422 common shares issued and outstanding as at December 31, 2023.

(2) Mr. Bond holds 547,500 common shares directly; 847,967 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 223,500 common shares jointly with Serena Sardar, Mr. Bond's spouse.

The voting rights attached to the common shares owned by the Company's directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As at December 31, 2023 to the best of the Company's knowledge, there are no other persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company's major shareholders do not differ from the voting rights of holders of the Company's common shares who are not the Company's major shareholders.

As at December 31, 2023, the registrar and transfer agent for the Company reported that there were 54,443,422 shares of the Company issued and outstanding. Of these, 47,386,025 were registered to Canadian residents (9 recorded shareholders), 7,045,969 shares were registered to residents of the United States (17 recorded shareholders) and 11,428 shares were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2023, management fees for the Company were $720,500 (Fiscal 2022 - $720,003; 2021- $720,923). As at December 31, 2023, the amount due to related parties (which are unsecured and have no interest or specific terms of payments) was $Nil (Fiscal 2022 - $Nil; Fiscal 2021 - $Nil). No Management bonuses were earned in Fiscal 2023, 2022 or 2021. There were no accrued Directors fees during Fiscal 2023, 2022 or 2021 nor were there any amounts due for reimbursement of expenses to a director of the Company during those periods. Expense reimbursements are due on demand. Related party transactions during Fiscal 2023, Fiscal 2022 and Fiscal 2021 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2023 were $81,233 (Fiscal 2022 - $105,605; Fiscal 2021-$104,250). RSU payments for Fiscal 2023 were $12,904 (Fiscal 2022-$23,000; Fiscal 2021-$Nil). Director's fees were $149,500 for Fiscal 2023 (Fiscal 2022-$163,000; Fiscal 2021-$163,000).

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

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB.

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2023, including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2023 and 2022, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021.

These financial statements can be found under "Item 17. Financial Statements" below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

Based on R&D testing results, the Company terminated the Technology Development Agreement with G&J, including the consulting agreement with Gebhard Charles Wager for $10,000 per month (together, the "TDA") during the three months ended March 31, 2021.  G&J and Mr. Wager were the service provider and contractor engaged for the KXI Suspension System.

The terms of the termination were disputed by G&J and Mr. Wager and the parties subsequently entered an arbitration process to provide a final legal resolution pursuant to the terms of the TDA. On April 25, 2023, the Company and received the arbitrator's final judgment to legally resolve all disputed issues. The judgement was binding on all parties and required Kelso to provide final financial payouts of US$465,360 under the TDA for termination fees, asset payment issues and legal fees. This amount has been paid. The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered. According to the terms of the TDA, the Company maintains intellectual property rights acquired under the TDA and is liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product.

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

B. Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2023 that has not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSEAmerican(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2023	0.58	0.12	0.44	0.12
December 31, 2022	0.72	0.28	0.58	0.21
December 31, 2021	1.85	0.54	1.48	0.42
December 31, 2020	1.32	0.55	1.00	0.45
December 31, 2019	2.19	0.55	1.66	0.41

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

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSEAmerican (U.S. dollars, $)
	High	Low	High	Low
December 31, 2023	0.29	0.16	0.22	0.12
September 30, 2023	0.54	0.26	0.42	0.19
June 30, 2023	0.37	0.30	0.28	0.22
March 31, 2023	0.58	0.36	0.44	0.27
December 31, 2022	0.43	0.28	0.32	0.21
September 30, 2022	0.60	0.38	0.40	0.29
June 30, 2022	0.61	0.38	0.49	0.29
March 31, 2022	0.72	0.52	0.58	0.40

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and NYSE American were as follows:

Month End/Period	TSX (Canadian dollars, $)		NYSEAmerican (1) (U.S. dollars, $)
	High	Low	High	Low
March 31, 2024	0.20	0.12	0.1549	0.07
February 29, 2024	0.24	0.18	0.18	0.13
January 31, 2024	0.35	0.21	0.26	0.16
December 31, 2023	0.22	0.16	0.17	0.13
November 30, 2023	0.27	0.21	0.20	0.12
October 31, 2023	0.29	0.22	0.22	0.18

(1) The Common Shares were delisted from NYSE American effective March 26, 2024.

The Company received the Notice dated December 12, 2023 from the NYSE American stating that the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the Company Guide. The Notice stated that the NYSE American staff had determined that the Company's securities have been trading at a low price per share for a substantial period of time.

The Notice further stated that the Company's continued listing was predicated on it effecting a reverse stock split of its common shares or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE American determined to be no later than June 12, 2024. In the interim, the Company's Common Shares continued to trade on the NYSE American under the symbol "KIQ", with the added designation of ".BC" to indicate that the Company was below-compliance with the Company Guide.

After careful consideration, the Company evaluated the benefits and costs of continuing its listing on NYSE American and concluded that it was appropriate to voluntarily delist from the NYSE American. With the Common Shares concurrently trading on the TSX, the Company believed the costs associated with a continued U.S. stock exchange listing, as well as the administrative burdens and requirements associated with maintaining a dual listing, could no longer be justified. The Company also concluded that a reverse split of the Company's Common Shares of a magnitude necessary to bring the Company into compliance with the listing standards set forth in the Company Guide was not a desirable alternative and would not be in the best interest of the Company's shareholders.  The Company filed a Form 25 with the U.S. Securities and Exchange Commission on March 15, 2024 and the Common Shares were delisted from NYSE American effective as of March 26, 2024. The Company does not expect to seek to list its shares on another U.S. national securities exchange or U.S. quotation system.

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

2. The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 1, 2023. A copy of the Stock Option Plan is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

3. The Company has a Restricted Share Unit Plan which was approved by the shareholders of the Company on June 3, 2021. A copy of the RSU Plan is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

4. The Company has a Non-Employee Directors Deferred Share Unit Plan which was approved by the shareholders of the Company on June 2, 2021. A copy of the Deferred Share Unit Plan is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Additional information, including the Company's Consolidated Financial Statements, press releases and other required filing documents are available under the Company's profile on SEDAR at www.sedarplus.ca. in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com. Copies of such documents may also be viewed by appointment during normal business hours at the Company's registered and records office being the offices of Cassels Brock LLP, 2200 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8 during normal business hours.

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

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $972,680 at December 31, 2023 (December 31, 2022- $2,712,446).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,433,838 at December 31, 2023 (2022 - $2,712,446).

The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $248,948 (2022 - $224,954), Customer B is $257,400 (2022 - $436,400), Customer C is $1,108 (2022 - $148,270).  To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

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

At December 31, 2023, the Company has $1,433,838 (2022 - $2,712,446) of cash to settle current liabilities of $982,023 (2022 - $1,330,821) consisting of the following:  accounts payable and accrued liabilities of $932,753 (2022 - $1,184,463), income tax payable of $10,024 (2022 - $30,626) the current portion of lease liability of $17,293 (2022 - $112,067), RSU liability of $22,953 (2022 - $Nil) and current portion of the derivative liability of $Nil (2022 - $3,665).  All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $17,293 (2022 - $164,469) which is due in less than one year.

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

At December 31, 2023 and December 31, 2022, the Company's net exposure to foreign currency risk was as follows (in US):

	December 31, 2023	December 31, 2022
Net (liabilities)	$14,853	$(61,971)

Based on the above, assuming all other variables remain constant, a 7% (2022 -7%) weakening or strengthening of the USD against the CAD would result in approximately $1,040 (December 31, 2022- $4,338) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

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

Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

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

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company's board of directors has determined that Paul Cass qualified as an "audit committee financial expert" as defined in Item 16A (b) of Form 20-F.

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was ratified and approved by the Board of Directors on March 20, 2024, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2023, and the fiscal year ended December 31, 2022:

	December 31, 2023 (CAD$)	December 31, 2022 (CAD$)
Audit Fees	115,000	105,000
Audit-Related Fees	7,000	7,000
Tax Fees	10,000	10,000
All Other Fees	N/A	N/A
Total Fees	132,000	122,000

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

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

J. Insider Trading Policies.

The Company has adopted a Code of Business Conduct and Ethics dated March 20, 2024, filed hereto as Exhibit 11, which contains policies and procedures related to insider trading.

K. Cybersecurity.

The Company understands the importance of managing material risks from cybersecurity threats and are committed to implementing and maintaining an adequate information security program to manage such risks and safeguard the Company's systems and data, however the Company has not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks.

The Company currently manages our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including, without limitation, network and passwords protocols, required VPN access to our systems, rotation of security measures and third party firewalls and antivirus protections.

The Company has not, as of the date of this report, experienced a cybersecurity threat or incident, that materially affected or is reasonably likely to materially affect the Company's business, results of operations, or financial condition. However, there can be no guarantee that the Company will not experience such an incident in the future.

The Board oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.  The Company's senior management team, including the President of KIQ X Industries Inc., is responsible for assessing and managing risks and incidents relating to cybersecurity threats and reports any material findings and recommendations, on a quarterly basis, to the Audit Committee for consideration.  The Audit Committee will then report to the Board.

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are incorporated herein by reference from Exhibit 99.1 of the Company's Form 6-K filed on March 25, 2024, as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits

Exhibits Exhibit No.	Description
(1)	Articles of Incorporation and Bylaws
1.1	Certificate of Incorporation(1)
1.2	Certificate of Name Change(1)
1.3	Notice of Articles(1)
1.4	Articles(1)
(2)	Securityholder Rights
2.1	Shareholders Rights Plan dated February 3, 2011(1)
(4)	Material Contracts
4.1	Professional Services Agreement with Bondwest Enterprises Inc. dated July 1, 2020
4.2	Professional Services Agreement with Kitchener Holdings Corp. dated July 1, 2020
4.3	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020
4.4	Stock Option Plan dated June 25, 2020
4.5	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
4.6	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
4.7	Restricted Share Unit Plan dated June 3, 2021
4.8	Non-Employee Directors Deferred Share Unit Plan dated June 3, 2021
(8)	Subsidiaries
8.1	List of Subsidiaries
11*	Code of Business Conduct and Ethics dated March 20, 2024
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(15)	Additional Exhibits
15.1	2022 Sustainability Report
15.2	2023 Sustainability Report(2)
15.3	Audited annual financial statements for the year ended December 31, 2023(2)
15.4*	Consolidated Financial Statements for the year ended December 31, 2023 formatted in XBRL
(100)	Interactive Data File
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 25, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ James R. Bond
James R. Bond
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 3, 2024

By: /s/ Richard Lee
Richard Lee
Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

Date: April 3, 2024