Form 20-F
period 2024-12-31
KELSO TECHNOLOGIES INC
filed 2025-04-09
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

305 - 1979 Old Okanagan Hwy, West Kelowna,

British Columbia, Canada, V4T 3A4
(Address of principal executive offices)

Frank Busch, Chief Executive Officer
305 - 1979 Old Okanagan Hwy
West Kelowna, British Columbia, Canada, V4T 3A4
Telephone: 778.795.0022
Email: investor@kelsotech.com
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

55,160,086 common shares without par value outstanding on December 31, 2024.
There were no Class A non-cumulative preference shares outstanding on December 31, 2024.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                            [  ]

- iii -

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.               [ ]

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Kelso Technologies Inc. is classified as an "Emerging Growth Company." Under the JOBS Act, and JOBS Act amendments dated March 12, 2020, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company's auditor will not be required to attest to and report on management's assessment of the company's internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company so long as annual revenues do not exceed US$100 million or the company will lose that status on the date that It is deemed to be a large accelerated filer. Emerging Growth Companies have less than $1,235,000,000 in annual gross revenues.

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

Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the Company's ability protect technologies by way of patents and trademarks; the emerging global ADAS software market reaching the $80 billion mark by 2030 as reported by industry experts; timing and success of required regulatory approvals on rail and automotive products and corresponding revenue streams; new revenue streams from rail tank car operations improving as a result of new product offerings obtaining Association of American Railroads ("AAR") regulatory approvals; the Company's strategic focus; obtaining AAR approval for a product that completes a "kit" for the pressure car fleet; exploiting and growing competitive advantages in the rail industry; patent applications; anticipated sales activity and working capital protecting the Company's ability to conduct ongoing operations; available funding for research and development ("R&D") initiatives; future efforts to return greater value to shareholders; leveraging competitive strengths within the rail sector; new tank car production in the range of 7,000 - 10,000 cars per year; commercialization of new products yielding long-term positive revenue growth from the tank car business; successful completion of the AAR required field service trial for the Company's standard profile ceramic ball bottom outlet valve and angle valve; opportunities for financial growth; the Company's capacity to continue its business activities for the foreseeable future; efforts to strengthen the portfolio of tank car products; expectations for increasing rail car revenue and generating minimal exceedance revenue from motivated customers; opportunities to grow revenues in the repair, retrofit and requalification space; strategic options to maximize the future of the KXI project, including pursuing potential joint venture partnerships and assessing the value of the project's core technology; tariff actions increasing the cost of imported materials and components potential and disruptions in supply chains; the Company being uniquely positioned to mitigate certain tariff related risks; expectations related to replacement demand of the tank car fleet as well as re-qualifications; key customer support strengthening the probability of longer-term adoption of tank car valves by the rail industry; focusing on diversifying and growing revenues in new market segments; current projections from industry analysts; the Company's ability fuel new financial growth from rail operations; core design objectives; the ability of the Company to compete for and acquire production contracts for the Company's products in the future; the Company's ability to maintain its competitive advantage in intangible property; key investments in new product development; long-term strategic plans; ongoing investments in the Company's production capabilities continuing to grow the Company's portfolio of rail products; plans to generate the necessary capital resources to finance operations by way of product sales; ability to raise additional capital to cover needs that may arise; the outcome of legal proceedings involving the former CFO of the Company; smoothing of the Company's business risk; plans to diminish the severe negative impacts of the down cycles of the rail industry; maintaining the Company's reputation as a leading developer and manufacturer of proprietary tank car valves; the expectation that the Company's capital resources will fluctuate in line with economic cycles of the rail industry; and no further capital commitments for capital expenditures being required for the foreseeable future.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; changes to global trade policies, the implementation of, or adjustments to, tariffs and the imposition of restrictive trade measures or countermeasures, and certain other risks detailed below under the heading " Risk Factors" and from time-to-time in Kelso's public disclosure documents.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof, or such other date as may be indicated herein. Except as required by applicable law, including the securities laws of the United States and Canada, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

CURRENCY AND NON-IFRS FINANCIAL MEASURES

In this annual report, unless otherwise stated, all dollar amounts are expressed in United States dollars ("$"). The financial statements and summaries of financial information contained in this annual report are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), unless expressly stated otherwise.

References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. The following table provides a reconciliation of net income (the most directly comparable measure under IFRS) to Adjusted EBITDA for the years ended December 31, 2024, 2023, and 2022:

Year Ended December 31	2024	2023	2022
Revenues	$10,680,468	$10,819,916	$10,931,188
Gross Profit	$4,693,632	$4,582,447	$4,908,996
Gross profit margin	44%	42%	45%
Expenses including non-cash items	$9,315,929	$6,684,333	$6,264,413
Net income (loss)	($4,622,297)	($2,101,886)	($1,355,417)
Basic earnings (loss) per share - continuing ops	($0.03)	($0.00)	$0.00
Basic earnings (loss) per share - discontinued ops	($0.06)	($0.04)	($0.03)
Non-cash expenses	$3,136,518	$1,085,924	$1,105,811
Adjusted EBITDA (loss) *	($1,249,326)	($845,487)	($83,575)

As used in this annual report, Company means Kelso Technologies Inc. ("Kelso") and the Company's wholly owned subsidiaries Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ X Industries Inc. and KXI™ Wildertec™ Industries Inc. (collectively the "Company"). Information on the Company's website www.kelsotech.com is not incorporated by reference into this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
Frank Busch Director; President and Chief Executive Officer	As President and Chief Executive Officer commencing July 9, 2024 and formalized Dec. 23, 2024, Mr. Busch is responsible for strategic planning and operations, as well as managing the Company's relations with the Company's legal advisers, regulatory authorities and the investment community; as a director, Mr. Busch participates in management oversight and helps to ensure compliance with the Company's corporate governance policies and standards.

Prior to assuming the CEO role, as an independent director Mr. Busch supervised the Company's management, chaired the Audit Committee and helped to ensure compliance with the Company's corporate governance policies and standards.
Anthony ("Tony") Andrukaitis Director; Chief Operating Officer	As a director, Mr. Andrukaitis supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards. As Chief Operating Officer, Mr. Andrukaitis is responsible for the daily operations of the Company's plant in Bonham, Texas and continues to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions.

Name and Office Held	Function
Edward Paul ("Paul") Cass Independent and Lead Director; Audit Committee Chair, Compensation Committee Member Corporate Governance & Nominating Committee Member	As an independent director, Mr. Cass supervises the Company's senior management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Independent Director; Audit Committee Member, Compensation Committee Member, Corporate Governance and Nominating Committee Chair	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Jesse V. Crews Independent Director; Compensation Committee Chair, Audit Committee Member, Corporate Governance & Nominating Committee Member	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Sameer Uplenchwar Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Uplenchwar is responsible for the management and supervision of all financial aspects of the Company's business.
Amanda Smith Executive Vice President Kelso Rail	As Executive Vice President Kelso Rail, Ms. Smith manages the daily operations of the Company's plant in Bonham, Texas and assists in all facets of the daily and strategic business activities including sales, marketing, engineering and inventory control.

The business address for the Company is 305 - 1979 Old Okanagan Hwy, West Kelowna, British Columbia, Canada V4T 3A4.

B. Advisers

The Company's legal advisers are Cassels Brock & Blackwell LLP with a business address at #2200 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

C. Auditors

The Company's independent registered auditors are Smythe LLP, Chartered Professional Accountants, with a business address at #1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3. Smythe LLP, Chartered Professional Accountants, are members of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board (PCAOB firm ID 995). Smythe LLP, Chartered Professional Accountants, has advised that it is independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Smythe LLP, Chartered Professional Accountants were first appointed as the Company's auditors on November 23, 2006.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company's business operations involve several known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward-looking statements in this annual report. The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

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

The Company has obtained patents for the Company's external Constant Force Spring Pressure Relief Valves and a One-bolt Manway System, Vacuum Relief Valve and Bottom Outlet Valve. If the Company is unable to secure trademarks and patent protections for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's rail equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business. If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives. In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products. The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company. These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns. Returns on investment on R&D are always uncertain and cannot be guaranteed. There is a risk that during the processes of R&D development testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

The AAR requires all products to follow a lengthy and quite rigorous approval process and subsequent field service trial before they can be applied to tank cars by customers in the rail industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards or that new products developed by the Company will receive AAR approval. The Company's failure to obtain AAR approval on new products and maintain AAR certification could have a negative impact on the Company's ability to generate revenue.

"International conflict, trade relations and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, tariffs, worker strikes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

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

"Impact of 2025 tariffs and trade measures on the Company's operations and the global economies."

In February and March 2025, the Trump administration implemented tariffs on various goods imported from Canada, Mexico and China and announced an intention to implement targeted and broad-based tariffs on certain other goods imported from several countries including Canada and/or increase the rate or scope of existing tariffs. Canada and China retaliated by imposing tariffs on certain goods imported from the U.S., and Canada and other countries also announced intentions to implement tariffs on goods imported from the U.S. and/or increase the rate or scope of existing tariffs if the U.S. follows through with the implementation of proposed tariffs. China has also imposed retaliatory tariffs on certain goods imported from Canada.  Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. Potential measures could include, among others, increased tariffs on Canadian energy exports, restrictions on cross-border supply chains, or additional regulatory barriers that could impact the Company's ability to access international markets.

The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company's operations, supply chain, and overall financial performance and could have a material adverse effect on the U.S., Canadian and/or global economies. Tariffs on steel, aluminum, and other industrial materials may increase the cost of equipment, production and manufacturing processes, potentially impacting capital expenditures and operational efficiency. Any retaliatory measures by Canada or prolonged trade disputes may further increase costs, disrupt supply chains, and introduce regulatory uncertainty. While the Company continues to monitor trade policies and adapt its procurement and operational strategies, any prolonged restrictive trade measures could negatively impact margins and overall market conditions.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company has a positive working capital, the Company may, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

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

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long term. If the Company's efforts are unsuccessful over a prolonged period, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

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

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels. While every effort is made to track current and future competitors, new entrants from outside the USA and Canada may be difficult to identify until market entry occurs.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This could have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner. Cancelled orders are normally subject to a cancellation fee to reduce loss.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is highly dependent upon the success of four major tank car manufacturers as they provide a significant portion of the Company's revenue. The Company does not have any long-term purchase agreements, annual minimum sales requirements or blanket purchase order agreements with customers. Sales are generated on an as needed basis and purchase orders are scheduled according to production availability. The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as they have historically, which could result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any of these issues could have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently dual sources all components domestically for all product lines. There is a potential risk from time to time that the Company could face a shortage of parts and raw materials so suppliers are unable to support current or increased customer demand. This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

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

The Company's ambition to design, research and develop proprietary products for the rail industry may not successfully transition into other industries. The inability to break into new markets and industries may in the future have a negative impact on the Company. The Company's investment in new product research is written off in the period in which it is incurred to account for the unpredictable nature of research projects.

"The Company may face uninsurable or underinsured risks."

During development and production of rail equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above-listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in general aggregate and $1,000,000 each occurrence, as well as $2,000,000 product-completed operations aggregate. Additionally, the Company maintains umbrella liability insurance for claims up to $4,000,000 in annual aggregate.

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

Many of the materials used in the Company's products are common raw materials such as steel and rubber. These raw materials may be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results. Considering the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations by adjusting the pricing structure as necessary. However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Senior management team of Kelso Technologies Inc. and Kelso Technologies (USA) Inc. If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives join a competitor or form a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

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

The Company's registered office is located at Suite 2200 - 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. The Company's corporate head office is located at 305 - 1979 Old Okanagan Hwy, West Kelowna, British Columbia V4T 3A4. The Company's head office telephone number is (778) 795-0022.

In February 2007, the Company replaced the Company's original Articles with new Articles to reflect the adoption of the BCBCA. On May 13, 2010, the Company consolidated the Company's share capital on the basis of one new common share in the capital of the Company (each, a "Common Share") for seven old Common Shares. This consolidation was approved by a special resolution of the shareholders of the Company passed February 5, 2010. At the Company's annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include, among other things, advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meetings of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

The Common Shares have been publicly traded on the Toronto Stock Exchange ("TSX" or the "Exchange") under the symbol "KLS" since May 22, 2014, prior to which the Common Shares traded on the TSX Venture Exchange ("TSXV"). The Common Shares were traded on the NYSE American ("NYSE American") under the symbol "KIQ" from October 14, 2014 to March 25, 2024. The Common Shares trade on the U.S. OTC market under the symbol "KIQSF".

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

General Development of the Business

General

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company has earned a reputation as a reliable manufacturer of high-quality tank car equipment used in the handling, containment, and transport of hazardous and non- hazardous commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a leading North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purposes and pressure tank cars. Additionally, other products include vacuum relief valves, bottom outlet valves, angle valves and a proprietary one-bolt manway. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of hazardous and non-hazardous materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

The Company's unaudited revenues over the last eight quarters were as follows: $2,613,554 for the quarter ended December 31, 2024; $2,522,719 for the quarter ended September 30, 2024; $2,891,591 for the quarter ended June 30, 2024; $2,652,604 for the quarter ended March 31, 2024; $3,069,359 for the quarter ended December 31, 2023; $3,138,137 for the quarter ended September 30, 2023; $2,152,462 for the quarter ended June 30, 2023; $2,459,958 for the quarter ended March 31, 2023.

The Company's unaudited net income (loss) over the last eight quarters were as follows: ($3,014,118) for the quarter ended December 31, 2024; ($361,800) for the quarter ended September 30, 2024; ($544,927) for the quarter ended June 30, 2024; ($701,452) for the quarter ended March 31, 2024; ($165,369) for the quarter ended December 31, 2023; ($102,722) for the quarter ended September 30, 2023; ($1,047,119) for the quarter ended June 30, 2023; ($786,677) for the quarter ended March 31, 2023.

Three Year History

2022

During 2022 the owners and shippers that utilize rail tank cars began to cautiously commit to investments in new tank car equipment and/or retrofitting existing rail tank car fleets. Total OEM production output in 2022 was 9,812 rail tank cars. Kelso provided 4,609 valves (47%) for new tank car production and 2,445 valves for retrofit/repair activity in 2022. This increase in business activity after a prolonged slowdown due COVID-19 reflected in a 47% increase in the Company's sales in 2022 compared to the same period 2021.

Tank car activity requiring Kelso components grew modestly based on general economic recoveries and manufacturing supply chain disruptions requiring an increased demand for rail tank car transportation solutions. Traditional foreign supply chains in the tank car industry became unreliable and more costly for shippers' operations. The Company's "100% American-Made" reputation and its proven ability to deliver customer orders during the most challenging of times grew Kelso's market share to approximately 47% of the tank car production in 2022.

On February 17, 2022 the Company reported that the customers participating in the field service trial of the K2AV (the Company's new 2" angle valve) successfully applied the required number of valves for the trial to proceed. The Kelso K2AV is a device specifically designed to transfer LP-Gas and anhydrous ammonia in pressurized tank car applications.

The development of Kelso's K2AV was driven by our customers' need for a better performing valve with greater reliability and performance than the current products available in the market today. The Kelso K2AV was designed as a one-piece, solid stainless steel, fully machined body, eliminating the vulnerability and porosity found in foreign castings. It was designed for universal use, with no wetted or outlet O-rings to change; a self-draining/self-cleaning seat; with a low operating torque for ease of use; and an adjustable packing gland. Additionally, the valve is fully serviceable. The K2AV has an AAR standard mounting that will allow for ease of inter-changeability with other 2" angle valves. As with all Kelso products, the K2AV is fully manufactured in the USA with American sourced components.

The K2AV completes the Kelso Pressure Car Kit which includes three angle valves, a PCH, an excess flow check valve, a thermowell, a needle (sampling) valve and magnetic gauge device. The availability of the Kelso Pressure Car Kit provided customers with an opportunity for one-stop sourcing for pressure car needs.

The K2AV progressed well in its AAR field service trials throughout 2022 without incident.

In 2022 the Company's Standard Profile Bottom Outlet Valve completed its final engineering design with the collaboration of customers to provide a solution to market needs. Upon completion of those steps, Kelso filed an application to the AAR for a field service trial on the Standard Profile BOV.

KXI

The Company engaged with automotive engineers and experts allowing KIQ to move the R&D focus for KXI to equipping a heavy-duty (one ton or greater) "host" vehicle platform (KXI HD) which represented larger commercial market opportunities. The Company secured the services of several military and automotive OEM suppliers and highly qualified control system engineers along with specialized wilderness experts. This team of professionals agreed to support our R&D schedules to design and produce an initial KXI HD prototype, utilizing best available technologies with the goal of pilot production and sales in 2023. The KXI HD platform represented a much more realistic and accessible commercial market opportunity to pursue.

The fundamental objective of the KXI HD project was the creation of a legally road compliant suspension control technology that could improve the technical performance of a combined road and wilderness vehicle. The focus of the KXI HD technology was to manage the center-of-gravity of the vehicle to provide better traction and better balance for passengers and payloads during commercial wilderness and disaster response operations.

To accomplish, KXI HD utilized state of the art hydraulic mechatronic technologies controlled by the Company's encryption protected Road-To-No-Road™ wilderness driver assistance software system. Initial proprietary trademarks established in 2022 include PreciseRide™ and AdaptiveGrip™. The design objective was to ensure all vehicle maneuvers, automated and manual, performed in a stable, balanced position when driven in complex and dynamic environments including ledge climbs, ledge drops, extreme obstacles and severe side-slope challenges. The prototype was anticipated to be completed in 2023. Early testing of the design indicated that commercial stakeholders could expect the KXI HD to provide:

● Enhanced mobility with unique dual steering control technologies - The KXI HD rear steering control system combined with its new software functions vastly improved the safe manoeuverability of the KXI HD vehicle by reducing the potential margins of operator error through automated intuitive adjustments provided in the wilderness software drive modes.

● Traction technology to better grip terrain in revolutionary ways - Supporting the vehicle center of gravity would be a responsive central tire inflation system and other key controls. KXI HD was expected to diminish wheel slip and enable safer climbing, traversing and descending operations lowering ecological impact and fuel consumption.

● Gyroscopic balanced ride control capabilities through preset and automatically adjusting configurations improving ride quality to enable safer travel speeds on forest service roads and rugged trails, as well as enhanced access to heavily sloped and complex wilderness terrain.

● KXI HD expected to combine its mobility, traction and ride control technologies with a true all weather, all terrain, legally compliant road and wilderness solution for mission-critical events that required quick response times to emergency locations. KXI HD was designed to increase overall effectiveness and efficiencies for operators working in the wilderness through its single-vehicle solution which was expected to eliminate expensive and time-consuming trailer transportation for heavy equipment needed in difficult service areas.

Engineering design goals were focused on the non-serviced needs of the target markets with new technological performance that could deliver new standards for safety, effectiveness and efficiency. It was expected that KXI HD could accomplish those goals while providing environmental and cultural responsibility for extreme vocational transportation applications.

Since 2021 the KXI HD prototype vehicle moved through initial engineering design processes, construction to completion in late 2022. All mechanical and hydraulic components were proven technologies that were sourced from well-established OEM suppliers and stakeholders. Component designs were scaled from existing uses in military and commercial applications to fit the specifications of KXI HD. The engineering design included utilization and full integration of the Company's proprietary KXI HD encryption protected Road-To-No-Road™ wilderness driver assistance software that was also completed in late 2022. The process included simulation testing of the software as a prerequisite to an expected commissioning of the KXI HD prototype vehicle in 2023.

During 2022 the Company remained financially healthy with final working capital in the amount of $7,000,568 as of December 31, 2022. Key components of working capital as at December 31, 2022 included cash on deposit in the amount of $2,712,446 and accounts receivable of $1,381,979 to cover trade payables in the amount $1,184,163. The only noninterest bearing long-term debt the Company has recorded is the long-term portion of the Company's leases.

2023

During Fiscal 2023, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus was to obtain AAR approval in 2024 for K2AV to better grow financial performance in a sustainable meaningful way. The completion of the pressure car kit has been the Company's core branding ambition.

The Rail operations maintain effective and efficient productive systems that were developed in April 2010 and modified over the years to become a highly lean manufacturing facility. All functional elements of plant and equipment, production planning and controls, labor, staffing, product design/engineering are fully developed and productive at above average contribution margins from sales.

Financial performance during 2023 fell short of original expectations with our 5-year average at $12,175,532 per year. This was due to many macroeconomic factors beyond the control of the Company, that created a deep recession of business activities in the tank car industry. This included the penalizing effects of COVID-19, high interest rates, inflationary pressures, supply chain issues and lengthy AAR approval processes. Despite the many challenges the Company persisted and believes that it could exploit its growing competitive advantages in the rail industry.

Since mid-2021 the Company's automotive innovation development operations have been heavily engaged in creating a unique fully automated "center-of-gravity" oriented Advanced Driver-Assistance System ("ADAS") designed specifically for wilderness travel. In 2023 the Company confirmed that it had created the first "field-tested" automated suspension-based ADAS for emergency and commercial mission-critical wilderness operations. Our ADAS technology was specifically designed to address the challenging issues of worker well-being and safety as well as ecological protection while delivering effective and efficient operational advantages to wilderness operating stakeholders. The innovation design objectives were to create products that diminished the potentially dangerous effects of human and technological error using the Company's proprietary engineered solutions.

On April 25, 2023 the Company and G&J Technologies Inc. ("G&J") received the arbitrator's final judgment to legally resolve all the disputed issues. The judgement required Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees. This amount has been paid and was included in the financial results for the year ended December 31, 2023. The final judgement of the arbitrator in no way affects the Company's ability to continue the KXI Wildertec Heavy Duty Suspension program and the KXI technology remains unencumbered. According to the terms of the Technology Development Agreement (the "TDA"), the Company maintains intellectual property rights acquired under the TDA and is liable for a 2.5% royalty to the service provider or their assigns should Kelso use their technologies in a commercially sold product.

On September 12, 2023, the Company's KXI Wildertec™ Software Division filed the first stage proprietary patent application for its Automated Traction Optimization Method for Vehicle Suspension Systems ("Method"). The Patent Application formed the Company's initial proprietary claims and intellectual foundation for its future KXI Wildertec™ technologies. This patent application filing began the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments and positions the Company's artificial intelligence intentions. The grant of the Canadian Patent on our Method technologies was expected to be in 2024 and is still pending.

In the automotive industry, ADAS refers to specialized automated technical features designed to increase the safety of operating motor vehicles on existing roadways. Current automotive industry design ambitions were to use human-machine interfaces that assisted a driver's ability to react to dangers on established roads. Upon extensive field testing the unique Method, Kelso's intelligence supported that the Company is the first enterprise to demonstrate a functional automated suspension-specific ADAS for commercial wilderness applications. This was a major technology development advantage for the Company to grow future revenues from specialized automotive markets.

Very little emphasis by the automotive world has addressed ADAS requirements in wilderness operations. Our strategic business objectives were to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and humanitarian aid and defense customers. Our business ambition was to participate in the emerging global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry experts, McKinsey & Company.

The Company concentrated its production resources on delivering safety enhancing technology solutions for customers in, but not limited to, disaster response, wilderness firefighting, mobile medical treatment, evacuation and emergency response, mining and exploration, energy transmission, civil engineering projects, telecommunications and geographic/environmental data systems.

In 2023, the Company made considerable progress in its research and development to create new innovative products. Timing of required regulatory approvals on rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful.

The Company felt it was on course for new value creation as we looked forward to new business success in both rail and automotive markets. Management determined a clear path for the commercialization of our new products to provide longer-term profitable revenue growth. With no interest-bearing long-term debt to service and improved sales prospects from larger diverse markets, Kelso focused on the growth of its equity value from financial performance generated from a wider range of new proprietary products.

The Company deployed capital resources sensibly to maintain financial health and liquidity. The Company's working capital was $5,026,580 as at December 31, 2023. Current working capital and anticipated sales activity for 2024 is expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.

2024

During Fiscal 2024, the company hired a new management team, including a new CEO, CFO and Corporate Secretary. An assessment process was completed by new management to assess strengths and challenges and to find opportunities to reduce overhead expenditure. These efforts will be ongoing into 2025 to return greater value to shareholders. The team was cautious to avoid disruption of those products nearing completion of the required AAR service trial period, to diversify the portfolio of rail products on offer. The strategic focus remained on obtaining AAR approval for the K2AV, completing the pressure car kit, with a goal to improve sales in a sustainable and meaningful way.

This has primarily been due to the cyclical nature of the tank car industry, geo-political uncertainty, and costs associated with discontinued operations. This includes the political uncertainties of an election year, high interest rates, inflationary pressures, global supply chain issues and lengthy AAR approval processes. Despite numerous challenges, the Company continued to endure and remains confident in its ability to leverage its expanding competitive strengths within the rail sector. Though fiscal year 2024 revenue was in line with our 5-year average, revenue missed management expectations. The shortfall is attributed to various macroeconomic factors beyond the Company's control, which have contributed to the continued downturn in the tank car business. These factors include the prolonged adverse impacts of high interest rates, inflationary pressures, supply chain disruptions, and prolonged AAR approval processes. Despite the numerous challenges, the Company remains resilient and confident in its ability to leverage its growing competitive advantages within the rail industry.

Completion of the K2AV Field Service trial and AAR approval is crucial for achieving the Company's goals for rail revenue growth. The approval of the angle valve would complete the pressure car kit providing Kelso the opportunity to offer a package at a much higher sales price. The expectation is that the offering can increase revenue on a pressure car from an average of $1,500 per car to over $10,000 per car. The K2AV successfully completed the initial phase of the field service trial and is on track to complete it in 2025. The AAR approvals are the key milestone to establish new revenue growth from rail-related products. The goal is to fully service the needs of the pressure car market fleet of approximately 86,000 tank cars, with valves for both the new car or repair market. This presents a significant opportunity for financial growth while continuing to secure AAR approvals on additional products in the R&D pipeline.

The Company's working capital was $2,125,387 as at December 31, 2024 which includes $3,042,749 in inventories required for timely customers' deliveries. Capital resources generated from rail operations are anticipated to sustain the Company's capacity to continue its business activities for the foreseeable future.

Kelso plans to continue efforts to strengthen the portfolio of tank car products with the active field service trials in progress for the standard profile ceramic ball bottom outlet valve and angle valve. Kelso's pressure tank car PCH became available for full commercial use, adding to current and future sales growth opportunities.

Over the years the Company has become a highly respected quality brand and established direct relationships with HAZMAT shippers. These interested stakeholders have directly helped design the proprietary Angle Valve for the pressure car market and our Bottom Outlet Valve, featuring unique ceramic technology advantages. The new rail products should sell for higher unit values and are expected to increase our rail car revenue. Our bottom outlet valves are going into full-service trials and may be able to generate minimal exceedance revenue from motivated customers.

Due to a multitude of factors, the tank car market has shown a renewed focus on repurposing and/or re-qualifying existing tank car fleets. This has presented Kelso with an opportunity to grow its revenues in the repair, retrofit and requalification space due to manufacturing efficiencies, a reliable supply chain, domestic sourcing initiatives and proven quality and delivery from the facility.

In February 2024 the Company established an initial Phase-One Pilot production facility with additional leased space at its KXI R&D facility in West Kelowna, BC, Canada. The production facility was designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Method technologies. Those vehicles were designed to be sold to customers operating in extreme terrain environments who specified their custom user case requirements utilizing our Method technologies.

At the annual general meeting of shareholders held on June 5, 2024, shareholders withheld their support for the Chief Executive Officer resulting in his retirement from the company on July 9, 2024. Following the retirement of the CEO, the Chief Financial Officer was terminated on August 30, 2024. The Board of Directors nominated an independent director to Interim CEO (made permanent December 23, 2024) as the Company reorganized and reevaluated its direction. The team engaged the services of a new CFO and began to review the strategic planning factoring in current market conditions.

A recent review of the KXI project, conducted in accordance with accounting standards, provided valuable insight into its status and potential future pathways. It was determined that KXI was not going to generate commercial revenue in the short to medium term and the expenses for both facility and staff were accordingly reduced. The review has highlighted some key challenges in securing funding for continued development, leading to a prudent adjustment in the project's carrying value.

While the project faces uncertainties, we recognize the potential value of the underlying technology. Accordingly, we are actively exploring strategic alternatives to optimize its future potential, including sale, licensing, and/or royalty agreements. In particular, we are pursuing potential joint venture partnerships and conducting a rigorous value assessment of the project's core technology. As a result of this review, the capitalized research and development (R&D) was impaired to a nominal $1 as well as the prototype costs were also impaired to $1.  KXI HD research and development operations are located in a facility in West Kelowna, British Columbia, Canada.

The adjustment represents a responsible and forward-looking approach, positioning us to capitalize on future opportunities and maximize the potential of the KXI project.

Tariffs

The broader rail industry faces significant risk from potential tariff actions undertaken by the Trump administration. These tariff actions could drastically increase the cost of imported materials and components, which many companies in the sector rely upon for their manufacturing processes. The increased costs could lead to higher prices for end products, reduced profit margins, and potential disruptions in supply chains.

Kelso believes it is uniquely positioned to mitigate certain of these risks. The Company's entire production of valves takes place at its facility in Bonham, Texas, ensuring that all manufacturing processes are under tight control and not subject to the uncertainties of international trade policies. Moreover, Kelso utilizes domestic US suppliers for its raw materials and components, further insulating the Company from potential US tariff impacts. This strategic approach not only secures a stable supply chain but also enhances the quality and reliability of Kelso's products, providing a significant competitive advantage in a volatile market. While potential tariff actions pose a substantial risk to the broader industry, Kelso believes that its commitment to domestic production in the US and local sourcing places the Company in a favorable position to navigate these challenges effectively.

Capital Expenditures

The Company has no material capital expenditure planned at this time.

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

B. Business Overview

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company's reputation has been earned as a manufacturer of high-quality tank car equipment used in the handling, containment and transport of commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a leading North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purpose and pressure tank cars. Additionally, other products include vacuum relief valves, bottom outlet valves, angle valves and a proprietary one-bolt manway. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

The Company's common shares are publicly traded on the TSX under the trading symbol "KLS". The Company first listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. On March 5, 2024 the Company announced that it had notified the NYSE American of its intention to voluntarily delist its common shares from the NYSE American, which became effective on March 26, 2024. The common shares continue to trade on the TSX.

The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Over the past five years Management has established multi-million-dollar sales of the Company's products to North American tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $10,680,468 for the year ended December 31, 2024; $10,819,916 for the year ended December 31, 2023; $10,931,188 for the year ended December 31, 2022; $7,425,707 for the year ended December 31, 2021; and $11,149,130 for the year ended December 31, 2020.

The Company's net earnings (loss) performance over the last five year end periods were as follows: net loss of $ 4,622,297 for the year ended December 31, 2024; net loss of $2,101,886 for the year ended December 31, 2023; net loss of $1,355,417 for the year ended December 31, 2022; net loss of $2,758,567 for the year ended December 31, 2021; and net loss of $1,307,890 for the year ended December 31, 2020.

The tank car industry is historically cyclical. Given the unprecedented challenges of this crisis the Company's focus was the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets, research and development ambitions and its ability to continue business operations. The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth. In 2022 revenues improved by 47% over the previous and maintained the same level in 2023. This allowed Kelso to continue to grow its R&D projects in both the rail and automotive industries.

Financial performance in 2023 diminished by 1% over 2022, which saw recession-affected sales recover by 47% after a dramatic 33% setback in 2021. Weakened financial performance raised Management's concerns of the Company's abilities to continue business operations. While the OEM tank car producers slowed in April 2020 and have remained depressed the retrofit and repair business segments remain open. This has allowed the Company to continue the Company's rail operations productively.

Industry experts anticipate that new car production will track replacement demand for the 438,000 tank car fleet in the range of 10,000 cars in 2025, increasing to 13,000 cars by 2027. Tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years. Management believes that revenue streams from tank car operations should continue to improve slowly over the upcoming years when new product offerings gain final AAR regulatory approvals.

The Company's working capital was $2,125,387 as at December 31, 2024 that includes $3,042,749 in inventories required for timely future deliveries. Capital resources from rail operations are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Tank car product development requires long AAR approval processes which continue to impede Kelso's ability to improve sales with additional tank car equipment. The Company has active AAR field service trials in progress on a standard profile ceramic ball bottom outlet valve and an angle valve. Although final AAR approval processes take considerable time to complete, we've completed several milestones in each of the active field service trials. These new product developments have been derived through co-engineering and testing support from the Company's key customers, which may strengthen the probability of longer-term adoption by the rail industry.

Business Model

Kelso is a leading American manufacturer of a wide range of proprietary tank car valves used in the transport of commodities via the rail system. Customer-driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The key components of the Company's business model include:

  experienced executive management, including directors and officers with many years of business experience;
  focused strategic plans that are achievable, flexible and sustainable;
  access to development capital through reputable public company governance;
  corporate branding as a reliable supplier of high-quality railway equipment;
  exceptional customer service;
  industrial engineering capability for product solutions based on customers' specific criteria;
  growth of "next generation" transportation service equipment through in-house product development;
  product diversification plans to diminish revenue risk factors from historically cyclical products;
  acquisition of new or established products that can grow new markets;
  marketing initiatives that promote awareness of the quality of the Company's products and the economic value proposition they offer;
  reliable loyal customers to fuel predictable profitable business growth; and
  maintenance of a proven effective and efficient production infrastructure and capacity designed to meet demand.

Although still a small enterprise the Company believes that it remains at the forefront of technology development for the railroad industry as it has successfully developed new products to address industry and customer demand and replace products developed in some cases over 80 years ago. The Company's business model is focused on becoming a leader in the design and supply of new equipment aimed at safe operational effectiveness and economic efficiencies in transportation. We are focused on our rail equipment and other transportation equipment that can diversify and grow our revenues in new market segments.

Market and Products

Currently the Company offers a wide range of proprietary valves and other specialty equipment for tank cars and DOT tank trailers. In the 1990s Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazardous and non-hazardous commodities via rail. The Company's commercial business evolution began with the adoption of the Company's patented constant force spring technology in its pressure relief valve design.  During the surge in crude-by-rail (CBR) from 2012 to 2015, Kelso capitalized on the need for a safer, more reliable valve solution in the tank car market. Since 2012 the Company has distributed over 100,000 valves and generated more than $147 million in revenues. Total tank car deliveries in 2024 was reported as 10,528 cars. Kelso shipped 5,583 valves (53%) for and 7,179 units (valves, seals, components, etc.) for the repair/retrofit/recertification activity in 2024.

The Company's value proposition for tank car stakeholders includes reliable high-quality equipment, unprecedented warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products. Key products include:

Rail and Road Transport Equipment

  General purpose pressure relief valves
  Pressure car pressure relief valves
  Vacuum relief valves
  Bottom outlet valves (under AAR field service trial)
  Pressure car angle valve (under AAR field service trials - new market)
  DOT 407 PRV/VRV for tank trailers (new market)
  One-bolt manways and related equipment
  Emergency response equipment for hazmat first responders
  No-spill fast fuel equipment
  Complimentary specialty valves, parts, equipment and services

Rail Tank Car Market Indicators

The tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable. Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research Associates) new tank car demand is expected to reach +10,000 tank cars in 2025 and 2026. In addition, significant re-qualifications of existing tank cars are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years. The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities. The Company's focus on core design objectives are:

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

Specialized Skill and Knowledge

The Company relies on the specialized skills of management, employees and consultants in the areas of product development and assembly, business development and public company management. In particular, the Company believes that it has engaged individuals with extensive production expertise and railway industry experience with the overall goal of attaining economic, effective and efficient assembly operations. The Company believes it has engaged individuals with extensive production expertise because the Company's internal hiring standards require that individuals performing critical operations for component parts must have demonstrated experience with similar production operations. The Company has a board of directors and management team with extensive experience managing public companies. See "Directors, Senior Management and Employees".

Competitive Conditions

The ability of the Company to compete for and acquire production contracts for the Company's products in the future will depend on several factors, including the Company's ability to continue to offer reliable high-quality technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Intangible Properties

The Company's intangible property, particularly the Company's intellectual property rights, plays an important role in securing the Company's competitive advantage. The Company held the patent for the Company's PRV technology Patent 5,855,225 which expired January 29, 2016. The Company holds the patents for the Company's PRV Patent No. 9,568,146 B1 issued February 14, 2017, and for the Company's OBM Patent 7,104,722 B2 which expired in 2023 and has a trademark for the Company's One Bolt Manway (Registration Number 4,282,652). The Company holds the patent for the Company's ceramic BOV Patent 9470320 issued on January 13, 2016. The Company also holds the patent for the Company's VRV, Patent 9,441,749, expiring in 2033.

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

Economic Dependence

The Company's business is dependent on the Company's ability to create, produce and distribute the Company's unique proprietary products such as the Company's patented pressure relief valves vacuum relief valves and bottom outlet valves. See "Material Contracts".

Employees

As at December 31, 2024, the Company had 29 employees (December 31, 2023 - 42 employees), including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas.

Reorganizations

In April 2010, the Company completed a reorganization of the Company's management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of the Company's Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of non-hazardous and HAZMAT commodities as well as rail safety. The primary regulatory body in the United States for the railroad transportation industry is the U.S. Department of Transportation and the Federal Railroad Administration, PHMSA and in Canada it is Transport Canada. The Company endeavours to develop all its products and operate the Company's business in compliance with all applicable government regulations and testing requirements. The Company certifies the Company's products on an ongoing basis in accordance with AAR guidelines and government regulations.

C. Organizational Structure

The Company has five wholly owned subsidiaries, Kelso Technologies (U.S.A.) Inc., KIQ Industries Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI™ Wildertec™ Industries Inc. The Company owns 100% of the voting securities of each of these subsidiaries. No subsidiary has a class of restricted securities. See "Information on the Company - History and Development of the Company".

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

As at December 31, 2024, the total carrying value for the Company's property, plant and equipment was $2,162,549 (December 31, 2023: $3,155,176), the breakdown of which is as follows: land $12,558 (December 31, 2023: $12,558), buildings $1,920,058 (December, 2023: $1,998,820), leasehold improvements $Nil (December 31, 2023: $Nil), production equipment $113,137 (December 31, 2023: $212,164), prototypes $1 (December 31, 2023: $915,012) and Right of Use assets $116,795 (December 31,2023: $16,622).

At the time of this filing, the Company has no new plans for further acquisition or construction of new buildings as management believes that the Company's current space will handle all capacity issues in the year.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

Year Ended December 31	2024	2023	2022
Revenues	$10,680,468	$10,819,916	$10,931,188
Gross Profit	$4,693,632	$4,582,447	$4,908,996
Gross profit margin	44%	42%	45%
Expenses including non-cash items	$9,315,929	$6,684,333	$6,264,413
Net income (loss)	($4,622,297)	($2,101,886)	($1,355,417)
Basic earnings (loss) per share - continuing ops	($0.03)	($0.00)	$0.00
Basic earnings (loss) per share - discontinued ops	($0.06)	($0.04)	($0.03)
Non-cash expenses	$3,136,518	$1,085,924	$1,105,811
Adjusted EBITDA (loss) *	($1,249,326)	($845,487)	($83,575)

Liquidity and Capital Resources
Working capital	$2,125,386	$5,026,580	$7,000,568
Cash	$153,147	$1,433,838	$2,712,446
Accounts receivable	$1,091,303	$1,065,411	$1,381,979
Net Equity	$4,229,030	$8,720,248	$10,781,672
Total assets	$6,570,345	$9,703,271	$12,147,143
Common shares outstanding	54,551,139	54,337,995	54,320,086

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Year Ended December 31	2024	2023	2022
Net Income (Loss)	($4,622,297)	($2,101,886)	($1,355,417)
Unrealized foreign exchange loss (gain)	($1,852)	$1,154	($31,648)
Amortization	$1,209,648	$785,505	$1,044,222
Income Taxes	$236,453	$170,475	$166,031
Gain on revaluation of derivative warrant liability	$0	($3,665)	($263,446)
Gain on repurchase of RSUs	($6,030)	($40,785)	($45,806)
Write down of inventory	$588,505	$214,225	$260,040
Impairment of assets on discontinued operations	$1,171,494
Gain(loss) on sale of property, plant, and equipment	$9,243	$0	($20,602)
Share based expense	$165,510	$129,490	$163,051
Adjusted EBITDA (loss)	($1,249,326)	($845,487)	($83,575)

(1) the following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2024 ("Fiscal 2024"), December 31, 2023 ("Fiscal 2023") and December 31, 2022 ("Fiscal 2022") should be read in conjunction with the Company's audited consolidated financial statements and related notes included in this annual report in accordance with "Item 8 - Financial Information". The Company's financial statements for Fiscal 2024, Fiscal 2023 and Fiscal 2022 were prepared in accordance with IFRS as issued by the IASB.

(2) This is a non-IFRS measure. Refer to the "Currency and Non-IFRS Financial Measures" section of this annual report for further information.

The financial results for the year ended December 31, 2024, are representative of a light industrial engineering organization continuing to build the Company's brands and new product innovations through the research, development and marketing of a diverse range of rail and road transportation equipment. The current macroeconomic environment of inflation, high interest rates and supply chain problems has significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for the rail tank car industry. Revenue of $10.7 million for the year ended December 31, 2024, was marginally below $10.8 million for the previous year ended December 31, 2023. This marginal decline in sales demonstrates some stability in our business model, however, the Company's rail business activities remain unpredictable as the low production rates of the tank car producers continued to frustrate the Company's operations in 2024. Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the year ended December 31, 2024, reflected Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions as well as the negative financial impact of executive leadership change in 2024. Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development associated with a more diverse product mix in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail products. These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For the year ended December 31, 2024, the Company reported a net loss of $4,622,297 ($0.08 per share) against revenues of $10,680,468 compared to a net loss of $2,101,886 ($0.04 per share) against revenues of $10,819,916 for the year ended December 31, 2023.

For the year ended December 31, 2024, the Company reported expenses of $9,079,476 on revenue of $10,680,468, compared to expenses of $6,513,858 on FY2023 revenue of $10,819,916. The increased expenses were mainly due to a one-time KXI project impairment ($1,171,494) and higher legal costs ($621,364) from NYSE delisting. Management expects expenses to normalize in FY2025 while implementing expense control measures amid challenging market conditions.

Gross profit margin returns were $4,693,632 (44% of revenues) for the year ended December 31, 2024 compared to $4,582,447 (42% of revenues) for 2023. Margins do remain well above industry averages due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models that reflect higher raw material cost factors.

Total operational expenses were $9,079,476 for the year ended December 31, 2024 (includes $1,171,494 of impairment expense for KXI, $588,505 of inventory write offs) compared to $6,513,858 for the year ended December 31, 2023. The new leadership is meticulously examining all expenditures with the intention of eliminating nonessential costs.

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

Management continues to administrate both the Company's rail operations and KIQ, with a refocus on longer-term business growth in the United States and improved capital markets exposure. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2024. The Company recorded office and administrative costs of $2,190,137 (2023 - $2,083,869) and management compensation was $743,846 (2023 - $720,500). The increase in management fees was related to overlap in the transition of the management team during the period (press release dated July 09, 2024 and September 03, 2024). There was no accrual for contractual management performance bonuses for the year ended December 31, 2024 as none was earned (2023 - $Nil). Management bonuses when earned are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the following year.

Consulting fees for the year ended December 31, 2024 were $870,448 (2023 - $305,778) and investor relations fees were $42,000 (2023 - $84,000). The increases in consulting fees were directly related to severance costs, the increased use of independent experts undertaken by management for the strategic review underway, including by not limited to the entire KXI HD system and capital markets strategy analysis.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $621,364 for the year ended December 31, 2024 (2023 - $280,102). The cost includes ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and delisting from the NYSE American Exchange which involves the complexities of regulatory documentation and disclosures and Annual Information Form ("AIF") and Securities Exchange Commission documentation compliance.

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange loss of $39,088 for the year ended December 31, 2024.

The Company has recorded an expense of $236,453 for income tax for the year ended December 31, 2024 compared to an income tax expense of $170,475 for 2023.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

For the year ended December 31, 2023, the Company reported a net loss of $2,101,886 ($0.04 per share) against revenues of $10,819,916 compared to a net loss of $1,355,417 ($0.02 per share) against revenues of $10,931,188 for the year ended December 31, 2022.

Gross profit margin returns were $4,582,447 (42% of revenues) for the year ended December 31, 2023, compared to $4,908,996 (45% of revenues) for the year ended December 31, 2022. Gross profit margin returns diminished due to inflationary factors including the effects of higher interest rates on supply chain and lower plant volume. Margins do remain well above industry averages due to the maintenance of production efficiencies and per-order based pricing models that reflect higher raw material cost factors.

Total operational expenses decreased slightly to $5,878,723 for the year ended December 31, 2023, compared to $6,126,992 for the year ended December 31, 2022. Operational expenses are in line with Management's expectations and comparable to the prior year.

Since March 2021, Kelso and the original service providers (G&J) have been engaged in a termination and technology dispute regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022. On April 25, 2023, the Company and G&J received the arbitrator's final judgment to legally resolve all the disputed issues in a termination and technology arbitration regarding the TDA which moved to a formal arbitration hearing under the laws of the Province of British Columbia in September 2022. The judgement is binding for all parties and requires Kelso to provide final financial payouts of US$465,360 to G&J for termination fees, asset payment issues and legal fees. The Company has paid the award amount as at December 31, 2023, and the negative financial effects of this arbitration are incorporated in the financial statements as at December 31, 2023.

Factors in the reported income for the year ended December 31, 2023, include expenses related to ongoing marketing initiatives in the amount of $394,933 (2022 - $409,256) and related travel costs of $141,996 (2022 - $111,235). These expenses are related to ongoing marketing programs for existing and new product opportunities. Travel costs have increased due to a growing product portfolio coupled with the renewed ability to meet face-to-face with customers as COVID-19 regulations relax.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and automotive products. During the year ended December 31, 2023, the Company's industrial product design and development costs were $1,124,831 (2022 - $1,068,708). The increase between 2023 and 2022 is largely related to the development and accelerated testing of the KXI Wildertec™ program. New product developments are a key priority to provide longer-term opportunities for Kelso to grow its future revenues. The Company's goal remains the diminishment of the negative financial effects of a historically cyclical rail tank car market with new revenue streams from non-rail products.

Management continues to administrate both the Company's rail operations and KXI HD development with the goal of longer-term business growth. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the year ended December 31, 2023. The Company recorded office and administrative costs of $2,486,186 (2022 - $2,278,467) and management compensation was $720,500 (2022 - $720,003). There was no accrual for contractual management performance bonuses for the year ended December 31, 2023, as none was earned (2022 - $Nil). Management bonuses when earned are accrued by quarter and are paid based upon the year-end audited balance not later than May 15 of the following year.

Consulting fees for the year ended December 31, 2023, were $461,470 (2022 - $318,846) and investor relations fees were $84,000 (2022 - $84,000). The increases in consulting fees were directly related to the use of additional independent experts and software specialists working on the KXI HD suspension project.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs and the required administration functions of a publicly listed industrial company listed on two major stock exchanges. Costs for these professional audit and legal services were $280,102 for the year ended December 31, 2023 (2022 - $518,543). The cost reduction is due to the completion of the arbitration in 2023, and the cost includes ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and NYSE American Exchange including the complexities of regulatory documentation and Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars, but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gain of $32,660 for the year ended December 31, 2023.

The Company has recorded an income tax expense of $170,475 for the year ended December 31, 2023 (2022 - $166,031).

B. Liquidity and Capital Resources

The Company's primary source of revenue to date has been from new tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry. As at the end of Fiscal 2024 there were no material commitments for capital expenditures.

The Company plans to generate the necessary capital resources to finance operations by way of product sales. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet the Company's future financial obligations and the Company's operations may be adversely affected.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Some of the Company's products are new entries to the railway industry and involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual financial results to be materially different include that the Company may be unsuccessful in raising additional capital to cover needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the construction or other plans for plants run into permit, labor or other problems. See "Risk Factors".

In the past, the Company has raised funds through private placement equity financing and through the exercise of options and warrants. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

December 31, 2024 Compared to December 31, 2023

As at December 31, 2024, the Company had cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749, compared to cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of $134,349 and inventory of $3,376,005 at December 31, 2023.

The Company had income tax payable of $68,024 at December 31, 2024, compared to $10,024 at December 31, 2023.

The working capital position of the Company as at December 31, 2024, was $2,125,387 compared to $5,026,580 as at December 31, 2023. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $6,570,345 as at December 31, 2024, compared to $9,703,271 as at December 31, 2023. Net assets of the Company were $4,229,030 as at December 31, 2024, compared to $8,720,248 as at December 31, 2023. The Company had no interest-bearing long-term liabilities or debt as at December 31, 2024, or December 31, 2023.

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At December 31, 2024, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets. As at December 31, 2024, no amounts had been drawn on the line of credit.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this annual report.

December 31, 2023, Compared to December 31, 2022

As at December 31, 2023 the Company had cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411, prepaid expenses of $134,349 and inventory of $3,376,005 compared to cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 as at December 31, 2022.

The Company had income tax payable of $10,024 at December 31, 2023, compared to $30,626 at December 31, 2022.

The working capital position of the Company as at December 31, 2023, was $5,026,580 compared to $7,000,568 as at December 31, 2022.

Net assets of the Company were $8,720,248 at December 31, 2023, compared to $10,781,672 as at December 31, 2022. The Company had no interest-bearing long-term liabilities or debt as at December 31, 2023, or December 31, 2022.

C. Research, Development, Patents and Licenses, etc.

A key component of the Company's future business growth is the research, design, testing and qualification of new rail and transportation products. New product developments are necessary to provide diverse opportunities for Kelso to grow the Company's future revenues from new markets. The Company's goal is to diminish the financial effects of a historically cyclical rail tank car market with non-rail product development. See "Business Overview", "Intangible Properties", "Economic Dependence" and "Risk Factors" above for a discussion of the Company's patents and licenses.

The Company has spent the following amounts on research in the past three years: $986,307 in Fiscal 2024; $594,870 in Fiscal 2023; and $593,737 in Fiscal 2022. In addition to the Company's ongoing rail equipment R&D, most of these expenses are related to the design and testing of the Company's KXI HD Suspension System.

During the year ended December 31, 2024, the Company considered its KXI project (KIQ X Industries Inc.) to have met the definition of discontinued operations and as such, assets, liabilities, and results of operations that can be distinguished operationally and for financial reporting purposes from the rest of the Company, have been terminated, and reported separately in the consolidated financial statements. A recent review of the KXI project, conducted in accordance with accounting standards, has provided valuable insights into its status and potential future pathways. This review has highlighted some key challenges in securing funding for continued development, leading to a prudent adjustment in the project's carrying value. While the project faces uncertainties, we recognize the potential value of the underlying technology and are actively exploring strategic options to maximize its future. Specifically, we are pursuing potential joint venture partnerships and assessing the value of the project's core technology. As a result of this review, capitalized research and development (R&D) was impaired to a nominal $1 as well as the prototype costs were also impaired to $1.

D. Critical Accounting Estimates

For a discussion of our critical accounting estimates, see page 17 of our Management Discussion and Analysis for the year ended December 31, 2024, which is filed as Exhibit 99.2 to our Form 6-K filed on March 27, 2025 on EDGAR with the SEC.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Frank Busch	Director President and Chief Executive Officer	Director for Homalco Business Group Director for Nelson House Development Strategies North Inc Advisory to First Nations
Anthony (Tony) Andrukaitis	Director Chief Operating Officer	Independent Business Consultant.
Edward (Paul) Cass	Independent and Lead Director Audit Committee Chair Compensation Committee Member Compensation Committee Member Corporate Governance & Nominating Committee Member	Self-Employed Businessman.
Laura Roach	Independent Director Audit Committee Member Compensation Committee Member Corporate Governance & Nominating Committee Chair	Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty.
Jesse V. Crews	Independent Director Compensation Committee Chair Audit Committee Member Corporate Governance & Nominating Committee Member	Senior Adviser to Trinity Industries Leasing Company ("TILC") from February 15, 2022 to March 31, 2024, the railcar leasing subsidiary of Trinity Industries Inc.
Sameer Uplenchwar, CPA	Chief Financial Officer	Co-founder of Helios Corp, which invests in energy, critical minerals, agri-tech and IT infrastructure
Amanda Smith	Executive Vice President Kelso Rail	Executive Vice President Kelso Rail

Frank Busch (46 years) - Director, President & Chief Executive Officer

Mr. Busch was an independent director of the Company since 2020 and served as the Chair of the Audit Committee and member of the Corporate Governance and Nominating Committee. Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute as well as a post-graduate Certificate in Finance from Harvard University. Prior to joining Kelso Technologies Inc, Mr Busch worked mainly with Indigenous communities in Canada, primarily in business, strategic, and capital planning of major projects. Mr Busch played an instrumental role in the inaugural (and several subsequent) debenture issuances of the First Nations Finance Authority, operating under the First Nations Fiscal Management Act, 2005.

Anthony (Tony) Andrukaitis (70 years) - Director and Chief Operating Officer

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

Sameer Uplenchwar (45 years) - Chief Financial Officer

Mr. Uplenchwar has been the Company's Chief Financial Officer since September 2024. Mr. Uplenchwar has a Masters in Accounting from Illinois State University, M.A. in Economics, Bachelor of Commerce from Pune University, India, and is a Certified Public Accountant (C.P.A.), Certified Management Accountant (C.M.A.), and Certified Financial Manager (C.F.M.). Mr. Uplenchwar has over 20 years of financial and business development experience with expertise in financial structuring and modeling as well as energy banking. With contacts in the Canadian and US energy sector, Mr. Uplenchwar generates significant deal flow opportunities for investors. He is the co-founder and director of Helios Corp with investments in energy, critical minerals, agritech and IT infrastructure. Previously, Mr. Uplenchwar served as Managing Director and Head of US Equity Research with GMP Capital LLC in Houston and Managing Director with Global Hunter Securities in Calgary/Houston. Before this, Mr. Uplenchwar was employed in New York as a Senior Energy Analyst, where he supported a $550 million gross long/short strategy fund for Surveyor Capital LLC. He also held the position of Vice President of Energy Trading/Equity Research at Morgan Stanley, in addition to working at KPMG and LaSalle/Bank of America.

Amanda Smith (45 years) - Executive Vice President Kelso Rail

Ms. Smith held the title of Operations Manager of the Company's facility in Bonham, Texas from 2016 to 2019 and Vice President of Operations from 2019 to 2024, when she was promoted to Executive Vice President, Kelso Rail. Ms. Smith has years of experience in a complex manufacturing environment and in-depth knowledge in supply chain, production control and inventory management. Prior to joining the Company, Ms. Smith was Supply Chain Manager for REV Group, Inc. (2015 to 2016), an American manufacturer of specialty vehicles including ambulances, buses, firefighting apparatus, and recreational vehicles among others, and Caterpillar Inc. (2005 to 2015), an American company and the world's largest manufacturer of construction equipment. During her tenure with Caterpillar Inc., Ms. Smith held various senior positions, including Project Manager, Site Purchasing Supervisor, Category Manager and MRO Purchasing Supervisor. Ms. Smith received her Bachelor of Arts from Austin College, Sherman, Texas, in 2001 and her Doctor of Jurisprudence from Southern Methodist University in 2004. Ms. Smith holds certifications in CPS Black Belt - Caterpillar (Caterpillar Production Systems), ASCM - APICS CPIM - Planning Management, APICS Certified Supply Chain Professional, CPP - Certified Professional Purchasing, TIP Leader (Toyota Way), Six Sigma Blackbelt and an Executive Certificate in Corporate Governance. Ms. Smith is a member of the League of Railway Women.

Edward (Paul) Cass (68 years) - Independent and Lead Director

Mr. Cass has been an independent director of the Company since 2016, is Lead Director, Chair of the Audit Committee, member of the Compensation Committee, as well as Corporate Governance and Nominating Committee. Mr. Cass was formerly Chief Operating Officer of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Previously Mr. Cass was Chief Operating Officer at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer (Retired) in British Columbia, and he also holds an MBA from Simon Fraser University.

Laura Roach (53 years) - Independent Director

Ms. Roach has been an independent director of the Company since 2016 and is a member of the Audit Committee, Compensation Committee and Chair of the Corporate Governance and Nominating Committee. Ms. Roach is an Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine's Super Lawyers every year since 2013. Ms. Roach has received the highest ranking in Legal and Ethical standards by Martindale Hubbell. Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BS from the University of Arizona.

Jesse V. Crews (72 years) - Independent Director

Mr. Crews has been an independent director of the Company since 2018, is Chair of the Compensation Committee, and is a member of the Audit Committee and Corporate Governance and Nominating Committee. Mr. Crews was the Chief Investment Officer of TILC from August 2011 to February 15, 2022. Mr. Crews was Senior Adviser to TILC from February 2022 until his retirement on March 31, 2024. During his tenure as Chief Investment Officer, Mr. Crews was responsible for the leasing company's long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp. From 2004 to 2009, he served as a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998. Mr. Crews is a member "Emeritus" of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Master's in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Family Relationships

There are no family relationships between any of the Company's directors and senior management listed above.

B. Compensation

During Fiscal 2024, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position		Fiscal Year Ended December 31, 2024
	Salary ($)	Option- based Awards ($)	Share-Based Awards ($)	All other compensation ($)	Total compensation ($)
Frank Busch Director, President and CEO	140,000	Nil	2,700	17,000	159,700
Anthony (Tony) Andrukaitis, Director and Chief Operating Officer	240,000	Nil	5,401	Nil	245,401
Edward (Paul) Cass, Independent Director	Nil	Nil	2,700	22,875	25,575
Laura Roach, Independent Director	Nil	Nil	2,700	16,375	19,075
Jesse V. Crews, Independent Director	Nil	Nil	2,700	13,875	16,575
Sameer Uplenchwar, CFO	90,000	Nil	92,837	Nil	182,837
Amanda Smith, VP Operations, Rail	193,638	Nil	4,575	Nil	198,213

Management Agreements

Frank Busch was appointed as interim Chief Executive Officer of the Corporation effective July 9, 2024; on December 23, 2024 the Corporation transitioned Mr. Busch to permanent CEO, effective December 31, 2024, on the terms set forth in the Professional Employment Agreement ("CEO PSA"). Under the terms of the CEO PSA, Mr. Busch received Base Salary of US $25,000 per month or US $300,000 per annum. The CEO PSA also provides that Mr. Busch is also eligible to receive an annual performance bonus calculated at one-third of 10% of the adjusted income, which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also provides that Mr. Busch shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause equal to 6 months Base Salary in the event of termination without cause or a change of control in the Company.

In 2024, the Company and Bedrock Technology Holdings Ltd ("Bedrock") a private company owned and controlled by Mr. Uplenchwar entered into a Professional Services Agreement ("CFO PSA") commencing on November 1, 2024, and continuing on indefinitely, unless or until terminated in accordance with the termination provisions in the CFO PSA. Under the terms of the CFO PSA, Bedrock received Base Fee of US $20,000 per month or US $240,000 per annum. Additionally, the company issued 750,000 restricted share units ("RSUs") of which 500,000 RSUs will vest on the date of the grant, 125,000 RSUs on the first anniversary of the grant date and the final 125,000 RSUs on the second anniversary of the grant date. An additional 250,000 RSUs were granted in lieu of accrued contracting fees and these RSUs vested 100% on the date of the grant. The CFO PSA also provides that Bedrock is eligible to receive an annual performance bonus calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also provides that Bedrock shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 6 months Base Fee in the event of termination without cause or a change of control in the Company.

On July 1, 2020, the Company and Mr. Anthony Andrukaitis entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the "COO PSA"). Under the terms of the COO PSA, Mr. Andrukaitis received the Base Fee of US $20,000 per month or US $240,000 annually during the initial 3-year term with no escalation provision. The COO PSA also provides that Mr. Andrukaitis is eligible to receive an annual performance bonus not to exceed the equivalent of one year's Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Mr. Andrukaitis shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 24 months Base Fee in the event of termination without cause or a change of control in the Company.

On October 18, 2023, the COO PSA was further amended to permit Mr Andrukaitis to exercise all vested options up to the expiry date of any outstanding options and to permit all outstanding unvested options to continue to vest and be exercisable in accordance with the terms of such options, in the event their employment and respective professional services agreement is terminated without cause. As well, the October 18 amendment provides that in the event the COO PSA is terminated without cause or by Andrukaitis, as the case may be, choosing not to renew their respective professional services agreement on the renewal date or providing the required thirty (30) days written notice, and subject to the terms of the Company's Restricted Share Unit Plan (the "RSU Plan") and the determination of the Board, all outstanding RSUs granted to Mr. Andrukaitis and outstanding at such time shall continue to vest in accordance with the terms of their restricted share unit grant agreements and the payout dates in connection with such RSUs shall continue as set out in such agreements.

Outstanding share-based awards and option-based awards

The following table sets forth option-based and share-based awards for each of the directors and officers of the Company outstanding as at the year ended December 31, 2024. There were no exercises of compensation securities (Stock Options) during Fiscal 2024, including those held by directors and officers of the Company. A total of 255,008 RSUs vested during Fiscal 2024 and were paid out of which 176,671 were awarded to directors and officers of the Company.

Name	Option-Based Awards				Share-Based (RSUs) Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the- money Options(1) (US$)	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (2) (US$)	Market or Payout Value of Vested Share- based awards not paid out or distributed (2) (US$)
Frank Busch Director, President and Chief Executive Officer	50,000	0.75	August 18, 2025	Nil	6,666(3) 16,666(4)	Nil	Nil
Anthony (Tony) Andrukaitis Director, Chief Operating Officer	100,000	0.75	August 18, 2025	Nil	13,3333(3) 33,333(4)	Nil	Nil
Sameer Uplenchwar Chief Financial Officer	Nil	Nil		Nil	250,000(5)	Nil	Nil
Edward (Paul) Cass Independent Director	50,000	0.75	August 18, 2025	Nil	6,666(3) 16,666(4)	Nil	Nil
Laura Roach Independent Director	50,000	0.75	August 18, 2025	Nil	6,666(3) 16,666(4)	Nil	Nil
Jesse V. Crews Independent Director	50,000	0.75	August 18, 2025	Nil	6,666(3) 16,666(4)	Nil	Nil
Amanda Smith Executive Vice President Kelso Rail	25,000	0.75	August 18, 2025	Nil	16,666(3) 33,333(4)	Nil	Nil
James R. Bond FORMER Director, President and Chief Executive Officer(6)	100,000	0.75	August 18, 2025	Nil	Nil	Nil	Nil

Name	Option-Based Awards				Share-Based (RSUs) Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the- money Options(1) (US$)	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (2) (US$)	Market or Payout Value of Vested Share- based awards not paid out or distributed (2) (US$)
Richard Lee FORMER Chief Financial Officer(7)	100,000	0.75	August 18, 2025	Nil	Nil	Nil	Nil
Chris Stewart FORMER President, KIQ X Industries Inc.(8)	25,000	0.75	August 18, 2025	Nil	Nil	Nil	Nil

(1) In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated based on the difference between the market value of the securities underlying the options as at December 29, 2024 (being US$0.09) and the exercise price of the option. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the closing price of the Common Shares on the OTC market  on December 30, 2024 of US$0.09 per share.

(3) These RSUs were awarded on September 27, 2022 pursuant to the Company's RSU Plan. The RSUs vest as to one-third on each of September 27, 2023, September 27, 2024 and September 27, 2025.  Common Shares issuable upon payout of any vested shares will be issued at a deemed price of US$0.31 per share.

(4) These RSUs were awarded on September 20, 2023 pursuant to the Company's RSU Plan. The RSUs vest as to one-third on each of September 20, 2024, September 20, 2025 and September 20, 2026.  Common Shares issuable upon payout of any vested shares will be issued at a deemed price of US$0.31 per share.

(5) On November 1, 2024 via a CFO Incentive Plan, Mr. Sameer Uplenchwar was granted 750,000 RSUs, with 500,000 vesting immediately upon grant, and the remainder vesting as 125,000 on each of November 1, 2025 and November 1, 2026.

(6) James R. Bond retired from the Company on July 9, 2024.

(7) Richard Lee was terminated as Chief Financial Officer on August 30, 2024.

(8) Chris Steward resigned his position on September 30, 2024.

Stock Option Plan

Pursuant to the policies of the TSX, the Company is required to adopt stock option plan prior to granting incentive stock options and, accordingly, the Company has adopted a stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to ensure that the Company is able to provide an incentive program for directors, officers, employees and persons providing services to the Company (the "Optionee") that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel. A copy of the Stock Option Plan, as amended, and approved by shareholders on June 1, 2023 is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

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

As at December 31, 2024, there were a total of 950,000 options outstanding under the Stock Option Plan. During Fiscal 2024, a total of 710,000 options expired (unexercised), no options were granted, and no options were exercised. There was no re-pricing of stock options under the stock option plan or otherwise during the Company's completed financial year ended December 31, 2024.

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

As at December 31, 2024 there were 541,655 RSUs outstanding. A total of 750,000 RSUs were awarded during Fiscal 2024 and a total of 1,124,159 RSUs were settled (716,664), repurchased (261,667) or were cancelled (145,826).

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

As at December 31, 2024, there were no DSUs outstanding.

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

Additionally, subject to certain participation limits prescribed by the Exchange, the Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director's DSU Account. The Company and a director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

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

Executive Officer Incentive Compensation Recovery Policy

On December 28, 2023, the Board adopted an Executive Officer Incentive Compensation Recovery Policy (the "Clawback Policy"), to provide for the recovery, otherwise referred to as "clawback", of certain erroneously awarded incentive-based compensation from Executive Officers (as defined in accordance with applicable laws, rules and regulations, including the rules of the NYSE American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation and is designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended, and will be interpreted and applied accordingly. Pursuant to this Clawback Policy the Company is required to reasonably promptly recover certain incentive-based compensation from any of the Company's current or former Executive Officers (as defined) that was received during the three-year period preceding the date the Company is required to prepare an Accounting Restatement (as defined) due to the Company's material non-compliance with any financial reporting requirement under applicable securities laws, that is based on the erroneous data and in excess of what would have been paid to such current or former Executive Officer under the Accounting Restatement.

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

During fiscal 2024, the Company did not determine there was any non-compliance with any financial reporting requirement under the Clawback Policy.

Termination and Change of Control Benefits

Except as disclosed above with respect to Frank Busch, Sameer Uplenchwar and Anthony Andrukaitis, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Company's directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2024.

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

Committees

The Company currently has three standing committees: the Audit Committee; the Corporate Governance and Nominating Committee; and the Compensation Committee.

Audit Committee

During fiscal 2024, the members of the Audit Committee were Messrs. Paul Cass (Chair), Jesse Crews and Ms. Laura Roach. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator all members of the Committee have been and are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee. The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

  review the financial reporting process to ensure the accuracy of the financial statements of the Company;
  assist the Board to properly and fully discharge its responsibilities;
  strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
  evaluate the independent auditor's qualifications, performance, and independence;
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

Each member will have skills and/or experience which are relevant to the mandate of the Committee. During the financial year ended December 31, 2024, the members of the Corporate Governance and Nominating Committee were Ms. Laura Roach (Chair) and Messrs. Jesse Crews and Paul Cass.

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

D. Employees

As at December 31, 2024, the Company had 29 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas. Canadian personnel work in West Kelowna, British Columbia. At the date of this filing, the Company's employees are not unionized, and all employees are full-time.

E. Share Ownership

As of December 31, 2024, the Company's directors and senior management beneficially owned the following common shares and stock options/incentive awards of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Options Held	RSUs Held
	# of Shares	% of Class(1)
Frank Busch Director, President and Chief Executive Officer	420,000	0.76	250,000	23,332
Anthony (Tony) Andrukaitis Director, Chief Operating Officer	274,000	0.50	100,000	46,666
Edward (Paul) Cass Independent Director	92,334	0.17	50,000	23,332
Laura Roach Independent Director	56,390	0.010	50,000	23,332
Jesse V. Crews Independent Director	133,181	0.23	50,000	23,332
Sameer Uplenchwar Chief Financial Officer	641,564	1.17	0	250,000
Amanda Smith Executive Vice President Kelso Rail	0	0	25,000	49,999

(1) Based on 55,160,086 common shares issued and outstanding as at December 31, 2024.

The voting rights attached to the common shares owned by the Company's directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As at December 31, 2024 to the best of the Company's knowledge, there are no other persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company's major shareholders do not differ from the voting rights of holders of the Company's common shares who are not the Company's major shareholders.

As at December 31, 2024, the registrar and transfer agent for the Company reported that there were 55,160,086 shares of the Company issued and outstanding. Of these, 48,102,689 were registered to Canadian residents (10 recorded shareholders), 7,045,969 shares were registered to residents of the United States (17 recorded shareholders) and 11,428 shares were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2024, management fees for the Company were $743,846 (Fiscal 2023 - $720,500; 2022- $720,003). As at December 31, 2024, the amount due to related parties (which are unsecured and have no interest or specific terms of payments) was $Nil (Fiscal 2022 - $Nil; Fiscal 2021 - $Nil). No Management bonuses were earned in Fiscal 2024, 2023 or 2022. Expense reimbursements are due on demand. Related party transactions during Fiscal 2024, Fiscal 2023 and Fiscal 2022 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2024 were $137,240 (Fiscal 2023 - $81,233; Fiscal 2022-$105,792). RSU payments for Fiscal 2024 were $15,719 (Fiscal 2023-$12,904; Fiscal 2022-$23,000). Director's fees were $127,625 for Fiscal 2024 (Fiscal 2023-$149,000; Fiscal 2022-$163,000).

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in United States dollars and are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2024, including: report of the independent registered public accountant, Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2024 and 2023, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022.

These financial statements can be found under "Item 17. Financial Statements" below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

On August 30, 2024 the company terminated the services of Kitchener Holdings, Ltd and its principal agent, Manning Richard "Rick" Lee as Chief Financial Officer. On October 17, 2024 Mr. Lee served a Notice of Claim with the Superior Court of British Columbia, alleging wrongful termination. The Company disputes this claim and has filed a Statement of Defense in the aforementioned court of law. The matter is ongoing and the facts of the case will be determined by the Superior Court of British Columbia. At the time of reporting, no court date has been assigned.

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

Other than mentioned above there have not been any other legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect on the Company's financial position or profitability.

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

B. Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2024 that has not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of the Company's common shares for the five most recent full financial years on the TSX and NYSE American or OTC Markets were as follows:

Year Ended	TSX(1) (Canadian dollars, $)		NYSE American and OTC(2) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2024	0.345	0.11	0.26	0.058
December 31, 2023	0.58	0.12	0.44	0.12
December 31, 2022	0.72	0.28	0.58	0.21
December 31, 2021	1.85	0.54	1.48	0.42
December 31, 2020	1.32	0.55	1.00	0.45

(1) The common shares of the Company were listed for trading on the TSX on May 22, 2014 prior to which they traded on the TSXV.

(2) The common shares of the Company were listed for trading on the NYSE American from October 14, 2014 to March 25, 2024, prior to and after which they traded on the OTC Markets under the symbol "KIQSF".

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company's common shares for each full financial quarter for the two most recent full financial years on the TSX and NYSE American or OTC Markets were as follows:

Quarter Ended	TSX (Canadian dollars, $)		NYSE American or OTC(1) (U.S. dollars, $)
	High	Low	High	Low
December 31, 2024	0.195	0.11	0.157	0.058
September 30, 2024	0.25	0.135	0.19	0.095
June 30, 2024	0.19	0.12	0.13	0.06
March 31, 2024	0.345	0.12	0.26	0.06
December 31, 2023	0.29	0.16	0.22	0.12
September 30, 2023	0.54	0.26	0.42	0.19
June 30, 2023	0.37	0.30	0.28	0.22
March 31, 2023	0.58	0.36	0.44	0.27

(1) The Common Shares were delisted from NYSE American effective March 26, 2024, after which they traded on the OTC Markets under the symbol "KIQSF".

Most Recent 6 Months

The high and low market prices of the Company's common shares for each month for the most recent six months on the TSX and OTC Markets were as follows:

Month End/Period	TSX (Canadian dollars, $)		OTC (1) (U.S. dollars, $)
	High	Low	High	Low
March 31, 2025	0.17	0.145	0.12	0.10
February 28, 2025	0.175	0.147	0.14	0.09
January 31, 2025	0.17	0.13	0.1175	0.06
December 31, 2024	0.16	0.11	0.115	0.058
November 30, 2024	0.165	0.105	0.12	0.08
October 31, 2024	0.195	0.15	0.157	0.10

(2) The Common Shares were delisted from NYSE American effective March 26, 2024 after which they traded on the OTC Markets under the symbol "KIQSF".

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

B. Plan of Distribution

Not applicable.

C. Markets

The Common Shares are publicly traded on the TSX under the symbol "KLS", and on the OTC Markets under the symbol "KIQSF".

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

C. Material Contracts

There are no other contracts, other than those disclosed in this annual report and those entered into in the ordinary course of the Company's business, that are material to the Company, and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this annual report:

1. The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on June 1, 2023. A copy of the Stock Option Plan is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

2. The Company has an RSU Plan which was approved by the shareholders of the Company on June 3, 2021. A copy of the RSU Plan is available under the Company's profile on SEDAR at www.sedarplus.ca in Canada on EDGAR at www.sec.gov in the United States.

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

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

a. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $153,147 (2023 - $1,433,838).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to Customer accounts receivable and maximum exposure thereto is $982,114 (2023 - $972,680). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $62,204 (2023 - $248,948), Customer B is $482,500 (2023 - $258,508), Customer C is $127,691 (2023 - $117,802) and Customer D is $44,044 (2023 - $136,257). To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

b. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At December 31, 2024, the Company has $153,147 (2023 - $1,433,838) of cash to settle current liabilities of $2,282,409 (2023 - $983,023) consisting of the following: accounts payable and accrued liabilities of $2,138,658 (2023 - $933,410), income tax payable of $68,024 (2023 - $10,024) the current portion of lease liability of $56,997 (2023 - $16,636) and RSU liability of $18,730 (2023 - $22,953). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $124,387 (2023 - $17,352 due within one to three years).

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At December 31, 2024, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets. As at December 31, 2024, no amounts had been drawn on the line of credit.

c. Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

i. Interest rate risk

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

ii. Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2024 and 2023, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	December 31,	December 31,
	2024	2023
Cash	$32,456	$50,792
Accounts receivable	70,075	92,731
Accounts payable and accrued liabilities	(278,780)	(128,670)
	$(176,249)	$14,853

Based on the above, assuming all other variables remain constant, a 9% (2023 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $15,862 (2023 - $297) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

iii. Other price risk

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

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of the Company's inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as of December 31, 2024, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Because the Company is an "emerging growth company" as defined in the United States Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company. On March 12, 2020, the SEC adopted amendments to the "accelerated filer" and "large accelerated filer" definitions in Exchange Act Rule 12b-2. The amendments allow for smaller issuers that have been public for more than five years, but have not yet reached $100 million in revenues, to continue to benefit from the JOBS Act exemption.

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

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was ratified and approved by the Board of Directors on March 20, 2024, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2024, and the fiscal year ended December 31, 2023:

	December 31, 2024 (CAD$)	December 31, 2023 (CAD$)
Audit Fees	130,500	110,000
Audit-Related Fees	7,000	7,000
Tax Fees	11,000	N/A
All Other Fees	N/A	N/A
Total Fees	148,500	117,000

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

Not Applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F. Change in Registrants Certifying Account

Not applicable.

G. Corporate Governance

The Company's common shares are listed on the OTC market.

Shareholder Meeting Quorum Requirement: The Company's quorum requirement is set forth in the Company's articles, which provides that a quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

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

The Board oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.  The Company's senior management team is responsible for assessing and managing risks and incidents relating to cybersecurity threats and reports any material findings and recommendations, on a quarterly basis, to the Audit Committee for consideration.  The Audit Committee will then report to the Board.

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are incorporated herein by reference from Exhibit 99.1 of the Company's Form 6-K filed on March 26, 2025, as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by Smythe LLP, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits

Exhibits Exhibit No.	Description
(1)	Articles of Incorporation and Bylaws
1.1	Certificate of Incorporation(1)
1.2	Certificate of Name Change(1)
1.3	Notice of Articles(1)

Exhibits Exhibit No.	Description
1.4	Articles(1)
(2)	Securityholder Rights
2.1	Shareholders Rights Plan dated February 3, 2011(1)
(4)	Material Contracts
4.1*	Professional Services Agreement with Frank Busch dated December 23, 2024
4.2*	Professional Services Agreement with Bedrock Technology Holdings Ltd. dated November 1, 2024
4.3	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020
4.4	Stock Option Plan dated June 25, 2020
4.5	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
4.6	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
4.7	Restricted Share Unit Plan dated June 3, 2021
4.8	Non-Employee Directors Deferred Share Unit Plan dated June 3, 2021
(8)	Subsidiaries
8.1	List of Subsidiaries
11	Code of Business Conduct and Ethics dated March 20, 2024
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(15)	Additional Exhibits
15.1	2022 Sustainability Report
15.2	2023 Sustainability Report (2)
15.3*	2024 Sustainability Report
15.4	Audited annual financial statements for the year ended December 31, 2024(3)
15.5*	Consolidated Financial Statements for the year ended December 31, 2024 formatted in XBRL
(100)	Interactive Data File
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 25, 2024.

(3) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 27, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ Frank Busch

Frank Busch

President and Chief Executive Officer

(Principal Executive Officer)

Date: April 8, 2025

By: /s/ Sameer Uplenchwar, CPA

Sameer Uplenchwar, CPA

Chief Financial Officer (Principal Financial Officer

and Principal Accounting Officer)

Date: April 8, 2025