Form 20-F
period 2025-12-31
KELSO TECHNOLOGIES INC
filed 2026-03-30
CIK 1161814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Aimee O'Donnell
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

55,300,085 common shares without par value outstanding on December 31, 2025.
There were no Class A non-cumulative preference shares outstanding on December 31, 2025.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.             [  ]

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Kelso Technologies Inc. is classified as an "Emerging Growth Company." Under the JOBS Act, and JOBS Act amendments dated March 12, 2020, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company's auditor will not be required to attest to and report on management's assessment of the company's internal controls over financial reporting. The company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The company will remain an Emerging Growth Company until the earliest of (1) the last day of the first fiscal year in which it has total annual gross revenue of US$1.235 billion or more, (2) December 31 of the fiscal year that it becomes a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of its common shares held by non-affiliates exceeds US$700 million, measured as of the last business day of its most recently completed second fiscal quarter, and it has been publicly reporting for at least 12 months), or (3) the date on which it has issued more than US$1 billion in non-convertible debt during the preceding three-year period.

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

Forward-looking statements in this annual report include, but are not limited to, statements with respect to: the Company's ability to generate and sustain increased revenues to achieve future profitability; timing and success of required regulatory approvals on rail products and corresponding revenue streams; new rail tank car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining  AAR approvals for the additional  products under field service trial to grow the Company's financial performance; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; being on course for new value creation; the commercialization of Kelso's new products; and growing equity value from financial performance generated from a wider range of new proprietary products.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition; the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; changes to global trade policies, the implementation of, or adjustments to, tariffs and the imposition of restrictive trade measures or countermeasures, and certain other risks detailed below under the heading "Risk Factors" and from time-to-time in Kelso's public disclosure documents.

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

References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability and write-off of assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. The following table provides a reconciliation of net income (the most directly comparable measure under IFRS) to Adjusted EBITDA for the years ended December 31, 2025, 2024, and 2023:

Year Ended December 31	2025	2024	2023
Net Income (Loss)	$447,397	($4,622,297)	($2,101,886)
Unrealized foreign exchange loss (gain)	($99,760)	($1,852)	$1,154
Amortization	$14,962	$1,209,648	$785,505
Income Taxes (recovery)	($66,559)	$236,453	$170,475
Gain on revaluation of derivative warrant liability	$0	$0	($3,665)
Gain on repurchase of RSUs	($2,518)	($6,030)	($40,785)
Write down of inventory	$40,232	$588,505	$214,225
Impairment of assets on discontinued operations	$0	$1,171,494	$0
Gain(loss) on sale of property, plant, and equipment	$0	$9,243	$0
Share based expense	$13,969	$165,510	$129,490
Adjusted EBITDA (loss)	$347,723	($1,249,326)	($845,487)

As used in this annual report, Company means Kelso Technologies Inc. ("Kelso") and the Company's wholly owned subsidiaries Kelso Technologies (U.S.A.) Inc. and KIQ X Industries Inc. (collectively the "Company"). Information on the Company's website www.kelsotech.com is not incorporated by reference into this annual report.

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and the senior management of the Company are as follows:

Name and Office Held	Function
Frank Busch Director; President and Chief Executive Officer	As the Company's President and Chief Executive Officer commencing July 9, 2024 and formalized Dec. 23, 2024, Mr. Busch is responsible for strategic planning and operations, as well as managing the Company's relations with the Company's legal advisers, regulatory authorities and the investment community; as a director, Mr. Busch participates in management oversight and helps to ensure compliance with the Company's corporate governance policies and standards.

Prior to assuming the President and CEO roles, as an independent director Mr. Busch supervised the Company's management, chaired the Audit Committee and helped to ensure compliance with the Company's corporate governance policies and standards.
Sameer Uplenchwar Director; Chief Financial Officer	As the Company's Chief Financial Officer, Mr. Uplenchwar is responsible for the management and supervision of all financial aspects of the Company's business; as a director, Mr. Uplenchwar participates in management oversight and helps to ensure compliance with the Company's corporate governance policies and financial standards.
Amanda Smith Chief Operating Officer	As the Company's Chief Operating Officer, Ms. Smith is responsible for the daily operations of the Company's plant in Bonham, Texas and continues to take an active management role in pursuing growth of business opportunities, including mergers and acquisitions. Ms. Smith assists in all facets of the daily and strategic business activities including sales, marketing, engineering and inventory control.
Jesse V. Crews Lead Director (Independent); Compensation Committee Chair, Audit Committee Member, Corporate Governance & Nominating Committee Member	As an independent director, Mr. Crews supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Laura Roach Director (Independent); Audit Committee Member, Compensation Committee Member, Corporate Governance and Nominating Committee Chair	As an independent director, Ms. Roach supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.
Mark Temen Director (Independent); Audit Committee Chair, Compensation Committee Member, Corporate Governance & Nominating Committee Member	As an independent director, Mr. Temen supervises the Company's management and helps to ensure compliance with the Company's corporate governance policies and standards.

The business address for the Company is 305 - 1979 Old Okanagan Hwy, West Kelowna, British Columbia, Canada V4T 3A4.

B. Advisers

The Company's legal advisers are Cassels Brock & Blackwell LLP with a business address at #2200 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

C. Auditors

The Company's independent registered auditors are CBIZ CPAs P.C., with a business address at 500 W. Monroe Street, Suite 2000 Chicago, IL 60661. CBIZ CPAs is licensed and/or allowed to practice public accountancy in all 50 states in accordance with the American Institute of Certified Public Accountants (AICPA) and state board requirements, registered with the Public Company Accounting Oversight Board (United States) (PCAOB firm ID 199) and a registered participating audit firm with the Canadian Public Accountability Board (CPAB Firm #17488). CBIZ CPAs has advised us that it is independent with respect to the Company. CBIZ CPAs P.C. were first appointed as the Company's auditors on October 6, 2025.

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

The Company has obtained patents for the Company's external Constant Force Spring Pressure Relief Valves, Vacuum Relief Valve and Bottom Outlet Valve. If the Company is unable to secure trademarks and patent protections for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

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

The AAR requires all products to follow a lengthy and rigorous approval process and subsequent field service trial before they can be applied to tank cars by customers in the rail industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards or that new products developed by the Company will receive AAR approval. The Company's failure to obtain AAR approval on new products and maintain AAR certification could have a negative impact on the Company's ability to generate revenue.

"International conflict, trade relations and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, tariffs, worker strikes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between the US and Iran, Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The recent conflict in the Middle East which escalated significantly in February 2026 has resulted in attacks on commercial vessels, disruption of shipping trade routes and high risk in entering the Strait of Hormuz. The heightened military conflict has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others in response to such conflict may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted, and the effects of such conflicts may magnify the impact of the other risks identified herein.

"Impact of tariffs and trade measures on the Company's operations and the global economies."

The evolving regulatory landscape including the implementation and modification of tariffs, trade restrictions, and changes in trade agreements globally, together with general uncertainty about future changes in policy (including any new regulations, increased tariff rates, new tariffs or trade restrictions that may be implemented), could adversely affect the Company. On February 20, 2026, the Supreme Court of the United States struck down tariffs previously enacted under the United States International Emergency Economic Powers Act as invalid. However, the full implications of this decision remain uncertain amid rapidly evolving international trade and regulatory developments, including potential governmental responses relating to tariffs, trade agreements, or other trade measures. While discussions regarding global trade policies continue, significant uncertainty remains over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. Potential measures could include, among others, increased tariffs on Canadian energy exports, restrictions on cross-border supply chains, or additional regulatory barriers that could impact the Company's ability to access international markets.

If imposed, restrictive trade measures or countermeasures could have adverse effects on the Company's operations by further disrupting supply chains, increasing costs for raw materials and impacting overall financial performance, in addition to having a material adverse effect on the U.S., Canadian and/or global economies. Tariffs on steel, aluminum, and other industrial materials may increase the cost of equipment, production and manufacturing processes, potentially impacting capital expenditures and operational efficiency. In addition, retaliatory measures or prolonged trade disputes may further increase costs, disrupt supply chains, and introduce regulatory uncertainty. The conditions may also lead to higher operating costs for our customers, as well as tighter operating budgets and more cautious capital spending decisions. While the Company continues to monitor trade policies and adapt its procurement and operational strategies, any prolonged restrictive trade measures could negatively impact margins and overall market conditions.

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

"The Company has a limited history of earnings and a history of net losses and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings and has a history of net losses and Adjusted EBITDA losses. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long term. Further, the Company may continue to incur losses and will have to generate and sustain increased revenues to achieve future profitability. Achieving profitability will require the Company to increase revenues, manage its cost structure, and avoid significant liabilities. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long term. If the Company's efforts are unsuccessful over a prolonged period, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable. Additionally, the Company may encounter unforeseen operating expenses, difficulties, complications, delays, quality problems, and other unknown factors that may result in losses in future periods.

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

The Company operates in conjunction with the Company's two wholly owned subsidiaries Kelso Technologies (USA) Inc. ("KTU"), and KIQ X Industries Inc. ("KIQX"). Three wholly owned subsidiaries were dissolved due to inactivity in 2025: KIQ Industries Inc., Kel-Flo Industries Inc (formerly Kelso Innovative Solutions Inc.), and KXI Wildertec Industries Inc. The Company owns 100% of the voting securities of each of the Company's subsidiaries. None of the subsidiaries has a class of restricted securities. KTU was incorporated on August 3, 2005, in the State of Nevada for potential use for operations in the United States. KIQX was incorporated on December 12, 2017, in the Province of British Columbia, Canada as an operating subsidiary for the development, production and sales of the Company's proprietary KXI vehicle suspension system for wilderness terrain vehicles.

General Development of the Business

General

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company has earned a reputation as a reliable manufacturer of high-quality tank car equipment used in the handling, containment, and transport of hazardous and non-hazardous commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purposes and pressure tank cars. Additionally, other products include vacuum relief valves, bottom outlet valves and angle valves. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of hazardous and non-hazardous materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

Three Year History

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

2025

Fiscal 2025 was a turn-around year for Kelso. The new Management team focused on the main valve business and discontinued operations on the KXI suspension R&D division, as reported in 2024. Valve sales were relatively strong in 25Q1 but began to slow in later quarters as new tariffs disrupted supply chains and increased costs for raw materials. Tank car customers were hesitant to place new orders as the price for new cars became uncertain.

The Company's working capital was $2,541,625 as at December 31, 2025 which includes $2,206,770 in inventories required for timely customers' deliveries. Kelso's operations and Sales teams work closely with customers to determine future needs and have expanded discussions to identify additional operational challenges and potential solutions. The income from rail operations is expected to support the company's ability to maintain its business activities in the near term, ensuring ongoing operational capacity. Greater diversification will be required to fund any capital expenditure and to grow the Company.

The AAR field service trail for the angle valve ("K2AV") continued in 2025 with the majority of required loaded trips and miles completed. Kelso's engineering team monitored K2AVs in the field to report its progress to the AAR. Communication with participating customers revealed no major issues and Kelso anticipates that the K2AV will be approved in 2026. The K2AV should drive new revenue growth due to the completion of Kelso's pressure car package of components needed for the pressure car model.

While 2025 revenue was relatively flat compared to 2024, expenses were closely monitored and reduced. Management allowed attrition of non-essential personnel to reduce the workforce. Severance obligations and related legal costs continued to impact expenditure in the first half of the year. The Company's COO and Director Tony Andrukaitis retired mid-year after 14 years and his mentored successor, Amanda Smith, was promoted to COO from Executive VP Operations. That position was eliminated for cost-savings and duties were distributed amongst various staff members.

Several changes to the Company's Board occurred in 2025. In April 2025 Mark Temen joined as an Independent Director, adding his years of experience as an accredited CPA and business entrepreneur.  He was subsequently appointed Chair of the Audit Committee on July 1, 2025. Lead Director Paul Cass retired on August 31, 2025 and Independent Director Jesse Crews accepted the nomination as Lead Director. The Company's CFO Sameer Uplenchwar filled the vacant director position effective September 1, 2025.

On September 25, 2025 Smythe LLP submitted their resignation letter as auditor of the Company due to a change in their policy, and agreed to provided references and recommendations for a new auditor to be selected. After reviewing several proposals, the Audit Committee and Board approved CBIZ CPAs P.C. as the Company auditor effective October 6, 2025.

In the fourth quarter the rail car industry significantly decreased in new production volume and rail car shipments due to negative economic factors including global tariffs. Management responded by increasing cost controls to eliminate non-essential travel and increasing the team's focus on sales efforts.

Kelso's line of credit with Texas Capital Bank increased from $500,000 to $1 million reflecting improvements in fiscal management and cost discipline. Management is prepared for weakness in the tank car market should it persist and has business development plans in place to act on viable new business opportunities.

Tariffs

The broader rail industry faces significant risk from potential tariff actions undertaken by the U.S. government. These tariff actions could drastically increase the cost of imported materials and components, which many companies in the sector rely upon for their manufacturing processes. The increased costs could lead to higher prices for end products, reduced profit margins, and potential disruptions in supply chains.

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

B. Business Overview

Kelso is a diverse light industrial production company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation sectors. Over the past decade the Company's reputation has been earned as a manufacturer of high-quality tank car equipment used in the handling, containment and transport of commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a leading North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purpose and pressure tank cars. Additionally, other products include vacuum relief valves, bottom outlet valves and angle valves. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

The Company's common shares are publicly traded on the TSX under the trading symbol "KLS". The Company first listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. On March 5, 2024 the Company announced that it had notified the NYSE American of its intention to voluntarily delist its common shares from the NYSE American due to minimum share price requirements, which became effective on March 26, 2024. The common shares continue to trade on the TSX and on the OTC markets in the United States.

The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc. and KIQ X Industries Inc. Three wholly owned and inactive subsidiaries ceased in 2025: KIQ Industries Inc. due to closure in 2024 of the R&D subsidiary; Kel-Flo Industries Inc (formerly Kelso Innovative Solutions Inc.) due to is inactive status since inception; and KXI Wildertec Industries Inc due to closure in 2024 of the R&D subsidiary.

Over the past five years Management has established multi-million-dollar sales of the Company's products to North American tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $10,784,090 for the year ended December 31, 2025; $10,680,468 for the year ended December 31, 2024; $10,819,916 for the year ended December 31, 2023; $10,931,188 for the year ended December 31, 2022; and $7,425,707 for the year ended December 31, 2021.

The Company's net earnings (loss) performance over the last five year-end periods were as follows: net earnings of $447,397 for the year ended December 31, 2025; net loss of $ 4,622,297 for the year ended December 31, 2024; net loss of $2,101,886 for the year ended December 31, 2023; net loss of $1,355,417 for the year ended December 31, 2022; and net loss of $2,758,567 for the year ended December 31, 2021.

The tank car industry is historically cyclical. Given the unprecedented challenges of supply chain disruption after the COVID-19 pandemic, the Company's focus was the containment of negative impacts on the Company's longer-term business model and the protection of the Company's key productive assets, research and development ambitions and its ability to continue business operations. The Company concentrated on preparedness for post-pandemic normalization and readiness for a strong restart of business growth. In 2022 revenues improved by 47% over the previous and maintained the same level in 2023. This allowed Kelso to continue to grow its R&D projects in both the rail and automotive industries.

Financial performance in 2023 diminished by 1% over 2022, which saw recession-affected sales recover by 47% after a dramatic 33% setback in 2021. Weakened financial performance raised Management's concerns of the Company's abilities to continue business operations. While the OEM tank car producers slowed in April 2020 and have remained depressed, the retrofit and repair business segments remain open. This has allowed the Company to continue the Company's rail operations productively.

A change in Kelso management in mid-2024 and re-evaluation of product development initiatives resulted in a return to positive revenue in 2025. However, the uncertainty of US tariffs and implementation of sector-specific fees caused new tank car production to remain flat at 10,200 units for 2025.

As a result of the tariff impact, industry experts Freight Transportation Research Associates now anticipate that new tank car production replacement demand for the 438,000 tank car fleet will decline slightly in 2026 to 7,875 before rebounding to 9,450 in 2027 and further increasing into 2028. Tank car re-qualifications will be in the range of 40,000 - 50,000 cars per year for the next several years. Management believes that revenue streams from tank car operations should continue to improve slowly over the upcoming years when new product offerings gain final AAR regulatory approvals.

The Company's working capital was $2,541,625 as at December 31, 2025 that includes $2,206,770 in inventories required for timely future deliveries. Capital resources from rail operations are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

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

The key components of the Company's business model include:

  executive management, directors and officers with extensive business experience;
  business development plans focused on profitability, cost control and key deliverables;
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

Market and Products

Currently the Company offers a wide range of proprietary valves and other specialty equipment for tank cars and DOT tank trailers. In the 1990s Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazardous and non-hazardous commodities via rail. The Company's commercial business evolution began with the adoption of the Company's patented constant force spring technology in its pressure relief valve design.  During the surge in crude-by-rail (CBR) from 2012 to 2015, Kelso capitalized on the need for a safer, more reliable valve solution in the tank car market. Since 2012 the Company has distributed over 100,000 valves and generated more than $147 million in revenues. Total tank car deliveries in 2025 were reported by Freight Transportation Research Associates as 9,927 cars. Kelso estimates that 55% of total valve shipments for 2025 (approximately 3,100 valves) were applied to new tank cars and the remaining approximately 2,600 valves were for the repair side of the business.

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

Based on estimates from industry analysts Freight Transportation Research Associates, new tank car demand was 9,927 tank cars in 2025 and is expected to decline to 7,875 in 2026 and rebound to 9,450 new tank cars in 2027. In addition, significant re-qualifications of existing tank cars are planned to address the 135,000 tank cars that were delivered between 2012 and 2017 and will now come due for recertification during the next few years. The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel minimal financial growth from rail operations.

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

Competitive Conditions

The ability of the Company to compete for and acquire production contracts for the Company's products in the future will depend on several factors, including the Company's ability to continue to offer reliable high-quality technology, competitive pricing, relatively tariff-free production in the United States, timely delivery of purchase orders and strong customer service.

Intangible Properties

The Company's intangible property, particularly the Company's intellectual property rights, plays an important role in securing the Company's competitive advantage. The Company held the patent for the Company's PRV technology Patent 5,855,225 which expired January 29, 2016. The Company holds the patents for the Company's PRV Patent No. 9,568,146 B1 issued February 14, 2017, and for the Company's OBM Patent 7,104,722 B2 which expired in 2023. The Company holds the patent for the Company's ceramic BOV Patent 9470320 issued on January 13, 2016. The Company also holds the patent for the Company's VRV, Patent 9,441,749, expiring in 2033.

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

Employees

As at December 31, 2025, the Company had 22 employees (December 31, 2024 - 29 employees), including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas.

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

C. Organizational Structure

At December 31, 2025 the Company had two wholly owned subsidiaries, Kelso Technologies (U.S.A.) Inc. and KIQ X Industries Inc. Three wholly owned subsidiaries were dissolved due to inactive status in 2025: Kel-Flo Industries Inc., KIQ Industries Inc. and KXI Wildertec Industries Inc. The Company owns 100% of the voting securities of each of these subsidiaries. No subsidiary has a class of restricted securities. See "Information on the Company - History and Development of the Company".

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

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

Year Ended December 31	2025	2024	2023
Revenues	$10,784,090	$10,680,468	$10,819,916
Gross Profit	$4,432,744	$4,693,632	$4,582,447
Gross profit margin	41%	44%	42%
Expenses including non-cash items	$3,989,053	$9,315,929	$6,684,333
Net income (loss)	$447,397	($4,622,297)	($2,101,886)
Basic earnings (loss) per share - continuing ops	$0.01	($0.03)	($0.00)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.05)	($0.04)
Non-cash expenses	($33,115)	$3,136,518	$1,085,924
Adjusted EBITDA (loss) *	$347,723	($1,249,326)	($845,487)

Liquidity and Capital Resources
Working capital	$2,541,625	$2,125,387	$5,026,580
Cash	$399,375	$153,147	$1,433,838
Accounts receivable	$632,568	$1,091,303	$1,065,411
Net Equity	$4,676,425	$4,229,030	$8,720,248
Total assets	$5,469,476	$6,570,345	$9,703,271
Weighted Average Number of Common shares outstanding	55,183,419	54,551,139	54,337,995

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Year Ended December 31	2025	2024	2023
Net Income (Loss)	$447,397	($4,622,297)	($2,101,886)
Unrealized foreign exchange loss (gain)	($99,760)	($1,852)	$1,154
Amortization	$14,962	$1,209,648	$785,505
Income Taxes (recovery)	($66,559)	$236,453	$170,475
Gain on revaluation of derivative warrant liability	$0	$0	($3,665)
Gain on repurchase of RSUs	($2,518)	($6,030)	($40,785)
Write down of inventory	$40,232	$588,505	$214,225
Impairment of assets on discontinued operations	$0	$1,171,494	$0
Gain(loss) on sale of property, plant, and equipment	$0	$9,243	$0
Share based expense	$13,969	$165,510	$129,490
Adjusted EBITDA (loss)	$347,723	($1,249,326)	($845,487)

*This is a non-IFRS measure. Refer to the "Currency and Non-IFRS Financial Measures" section of this annual report for further information.

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

The financial results for the year ended December 31, 2025, are representative of a light industrial production organization continuing to build the Company's brands and new product innovations through the research, development and marketing of a diverse range of rail and road transportation equipment. The current macroeconomic environment of inflation, new or changing tariffs, high interest rates and supply chain problems has significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for the rail tank car industry. Revenue of $10,784,090 for the year ended December 31, 2025, was marginally above $10.7 million for the previous year ended December 31, 2024. This marginal growth in sales demonstrates some stability in our business model. However, the Company's rail business activities remain unpredictable as the lower production rates of the tank car builders due to higher steel tariffs combined with changing tariff rates negatively affecting commodity shipments in 2025 continue to frustrate the Company's operations. Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the year ended December 31, 2025, reflected Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions due to tariffs, as well as the negative financial impact of executive leadership change in 2024. Financial results met the Company's expectations and reflect the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development associated with a more diverse product mix in the future.

Although the Company currently has no capital expenditure plans for 2026, the Company's longer-term strategic plans require Kelso to make ongoing investments in the Company's production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail products. These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

See "Item 17 - Financial Statements" and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A. Operating Results

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

For the year ended December 31, 2025, the Company reported a net profit of $447,397 or earnings of $0.01 per share (net income of $547,157 from continuing operations) against revenues of $10,784,090 compared to net loss of $4,622,297 ($0.08 per share) against revenues of $10,680,468 the year ended December 31, 2024.

Gross profit margin returns were $4,432,744 (41% of revenues) for the year ended December 31, 2025 compared to $4,693,632 (44% of revenues) during the same period last year. Margins remain well above industry averages due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models. Despite a marginal increase in year-over-year revenue, gross profit was marginally lower, primarily driven by customer and sales mix. Additionally, starting FY2025, inventory write-offs totaling $40,232 were included in the cost of goods sold, whereas in prior years inventory write-offs were accounted for separately in other expenses.

For the year ended December 31, 2025, the Company reported expenses of $3,989,053 on revenue of $10,784,090 compared to expenses of $5,527,559 on revenues of $10,680,468 the year ended December 31, 2024.  The reduced expenses were primarily a result of decreased consulting costs, accounting and legal, office and administration along with gains from favorable foreign exchange rates. Management expects expenses to normalize during FY2026 as the Company continues to implement its expense control measures amid challenging market conditions. Management continues to focus on examining all expenditures with the intention of eliminating nonessential costs.

Management continues to administer the Company's rail operations, with a refocus on longer-term business growth in the United States and improved capital markets exposure. This is reflected in the Company's investments in human resources, engineering, sales and production operations. The Company recorded office and administrative costs of $1,899,890 (2024 - $2,190,137) and management fees was $791,923 (2024 - $743,846).  For the year ended December 31, 2025, consulting and filing fees were $116,686 (2024: $870,448), resulting from reduced reliance on independent experts.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $476,149 for the year ended December 31, 2025 (2024 - $621,364). These costs include ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of the Toronto Stock Exchange that involves the complexities of regulatory documentation and disclosures via an Annual Information Form ("AIF") and the Securities Exchange Commission 20-F submission.

Consulting fees for the year ended December 31, 2025 were $116,686 (2024 - $870,448) and investor relations fees were zero (2024 - $42,000).

The Company has recorded a gain of $66,559 for income tax for the year ended December 31, 2025 compared to an income tax expense of $236,453 for 2024.

The Company's functional currency is US dollars although Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a net foreign exchange gains of $99,842 for the year ended December 31, 2025. While movements in foreign exchange rates benefited results in 2025, such impacts are inherently volatile and may vary significantly from period to period. Adverse movements in exchange rates could result in material foreign exchange losses in future periods.

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

For the year ended December 31, 2024, the Company reported expenses of $9,079,476 on revenue of $10,680,468, compared to expenses of $6,513,858 on revenue of $10,819,916 in the year ended December 31, 2023. The increased expenses were mainly due to a one-time KXI project impairment ($1,171,494) and higher legal costs ($621,364) from NYSE delisting.

Gross profit margin returns were $4,693,632 (44% of revenues) for the year ended December 31, 2024 compared to $4,582,447 (42% of revenues) for 2023. Margins remained well above industry averages due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models that reflect higher raw material cost factors.

Total operational expenses were $9,079,476 for the year ended December 31, 2024 (includes $1,171,494 of impairment expense for KXI, $588,505 of inventory write offs) compared to $6,513,858 for the year ended December 31, 2023. The new leadership meticulously examined all expenditures with the intention of eliminating nonessential costs.

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

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $621,364 for the year ended December 31, 2024 (2023 - $181,855). The cost includes ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and delisting from the NYSE American Exchange which involves the complexities of regulatory documentation and disclosures, including preparation of this annual report on Form 20-F and Securities and Exchange Commission documentation compliance.

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

B. Liquidity and Capital Resources

The Company's primary source of revenue to date has been from new tank car builders and retrofit/repair customers. Management expects that the Company's capital resources may grow and diminish in line with the historic up and down economic cycles of the railroad industry. As at the end of Fiscal 2025 there were no material commitments for capital expenditures.

The Company plans to generate the necessary capital resources to finance operations by way of product sales. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources, including the Company's $1,000,000 line of credit, and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet the Company's future financial obligations and the Company's operations may be adversely affected.

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

In the past, the Company has raised funds through private placement equity financing and through the exercise of options and warrants. In 2025, the Company utilized its $1 million line of credit to manage short-term cash flow for one-time expenses. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

December 31, 2025 Compared to December 31, 2024

As at December 31, 2025 the Company had cash on deposit in the amount of $399,375, accounts receivable of $632,568, prepaid expenses of $80,015 and inventory of $2,206,770 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $92,104 at December 31, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at December 31, 2025 was $2,541,625 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $5,469,476 as at December 31, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,676,425 as at December 31, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ending on December 31, 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At December 31, 2025, the WSJ Prime Rate was 6.75%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

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

The Company has spent the following amounts on research in the past three years: $0 In Fiscal 2025; $986,307 in Fiscal 2024; and $594,870 in Fiscal 2023. In addition to the Company's ongoing rail equipment R&D, most of the past expenses were related to the design and testing of the Company's KXI HD Suspension System.

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

D. Critical Accounting Estimates

For a discussion of our critical accounting estimates, see page 11 and 12 of our Management Discussion and Analysis for the year ended December 31, 2025, which is filed as Exhibit 15.6 to this annual report filed on EDGAR with the SEC.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following information sets forth the name, office held, age, and functions and areas of experience in the Company of each of the Company's directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
Frank Busch	Director President and Chief Executive Officer	Director for Homalco Business Group Director for Nelson House Development
Sameer Uplenchwar, CPA	Director Chief Financial Officer	Co-founder of Helios Corp, which invests in energy, critical minerals, agri-tech and IT infrastructure
Amanda Smith	Chief Operating Officer	Chief Operating Officer
Jesse V. Crews	Lead Director (Independent) Compensation Committee Chair Audit Committee Member Corporate Governance & Nominating Committee Member	Retired; former Senior Adviser to Trinity Industries Leasing Company ("TILC") from February 15, 2022 to March 31, 2024. TILC is the railcar leasing subsidiary of Trinity Industries Inc.
Laura Roach	Director (Independent) Audit Committee Member Compensation Committee Member Corporate Governance & Nominating Committee Chair	Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty.
Mark Temen	Director (Independent) Audit Committee Chair Compensation Committee Member Corporate Governance & Nominating Committee Member	Retired accredited accountant, developer and entrepreneur with decades of small business management and experience.

Frank Busch (47 years) - Director, President & Chief Executive Officer

Mr. Busch was an independent director of the Company since 2020 and served as the Chair of the Audit Committee and member of the Corporate Governance and Nominating Committee. Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute as well as a post-graduate Certificate in Finance from Harvard University. Prior to joining Kelso Technologies Inc, Mr Busch worked mainly with Indigenous communities in Canada, primarily in business, strategic, and capital planning of major projects. Mr Busch played an instrumental role in the inaugural (and several subsequent) debenture issuances of the First Nations Finance Authority, operating under the First Nations Fiscal Management Act 2005.

Sameer Uplenchwar (46 years) - Chief Financial Officer

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

Amanda Smith (47 years) - Chief Operating Officer

Ms. Smith joined the Company as Operations Manager in Bonham, Texas in 2016, was promoted in 2019 to Vice President of Operations and then Executive Vice President - Kelso Rail before becoming Chief Operating Officer on July 1, 2025. Ms. Smith has years of experience in a complex manufacturing environment and in-depth knowledge in supply chain, production control and inventory management. Prior to joining the Company, Ms. Smith was Supply Chain Manager for REV Group, Inc. (2015 to 2016), an American manufacturer of specialty vehicles including ambulances, buses, firefighting apparatus, and recreational vehicles among others, and Caterpillar Inc. (2005 to 2015), an American company and the world's largest manufacturer of construction equipment. During her tenure with Caterpillar Inc., Ms. Smith held various senior positions, including Project Manager, Site Purchasing Supervisor, Category Manager and MRO Purchasing Supervisor. Ms. Smith received her Bachelor of Arts from Austin College, Sherman, Texas, in 2001 and her Doctor of Jurisprudence from Southern Methodist University in 2004. Ms. Smith holds certifications in CPS Black Belt - Caterpillar (Caterpillar Production Systems), ASCM - APICS CPIM - Planning Management, APICS Certified Supply Chain Professional, CPP - Certified Professional Purchasing, TIP Leader (Toyota Way), Six Sigma Blackbelt and an Executive Certificate in Corporate Governance. Ms. Smith is a member of the League of Railway Women.

Jesse V. Crews (73 years) - Independent and Lead Director

Mr. Crews has been an independent director of the Company since 2018, lead director as of September 1, 2025, is Chair of the Compensation Committee, and is a member of the Audit Committee and Corporate Governance and Nominating Committee. Mr. Crews was the Chief Investment Officer of TILC from August 2011 to February 15, 2022. Mr. Crews was Senior Adviser to TILC from February 2022 until his retirement on March 31, 2024. During his tenure as Chief Investment Officer, Mr. Crews was responsible for the leasing company's long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp. From 2004 to 2009, he served as a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998. Mr. Crews is a member "Emeritus" of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Masters in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Laura Roach (54 years) - Independent Director

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

Mark Temen (72 years) - Independent Director

Mr. Temen earned his CPA designation in 1975 and was an auditor for Aronson and Company in Bethesda, Maryland. In 1981 he was recruited by Toback and Company, CPA of Phoenix, Arizona and was promoted to full partner in 1984. Moving into an entrepreneurial role, from 1991 to 2017 Mr. Temen was CEO and owner of Audio Video Resources, an Arizona company serving the Southwest that was eventually bought out nationally. He currently owns a residential real estate development company, Fortress Developers, LLC of Scottsdale, Arizona. Mr. Temen has fifty years' experience as an accredited accountant, entrepreneur and successful business owner.

Family Relationships

There are no family relationships between any of the Company's directors and senior management listed above.

B. Compensation

During Fiscal 2025, the Company's directors and members of the Company's administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position		Fiscal Year Ended December 31, 2025
	Salary ($)	Option- based Awards ($)	Share-Based Awards ($)	All other compensation ($)	Total compensation ($)
Frank Busch Director, President and CEO	300,000	Nil	0	Nil	300,000
Laura Roach, Independent Director	Nil	Nil	2,357	31,500	33,857
Jesse V. Crews, Independent Director	Nil	Nil	2,357	37,500	39,857
Mark Temen, Independent Director	Nil	Nil	0	23,833	23,833
Sameer Uplenchwar Director, CFO	240,000	Nil	0	Nil	240,000
Amanda Smith, COO	217,641	Nil	5,238	Nil	222,879

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

Commencing July 1, 2025, the Company and Ms. Amanda Smith entered into a Professional Services Agreement (the "COO PSA"). Under the terms of the COO PSA, Ms. Smith receives the Base Fee of US $20,000 per month or US $240,000 annually with no escalation provision. The COO PSA also provides that Ms. Smith is eligible to receive an annual performance bonus calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Ms. Smith shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Company, as amended from time to time, and includes a severance clause of equal to 6 months Base Fee in the event of termination without cause or a change of control in the Company.

Outstanding share-based awards and option-based awards

The following table sets forth option-based and share-based awards for each of the directors and officers of the Company outstanding as at the year ended December 31, 2025. There were no exercises of compensation securities (Stock Options) during Fiscal 2025, including those held by directors and officers of the Company. A total of 338,326 RSUs vested during Fiscal 2025 and were paid out of which 281,661 were awarded to directors and officers of the Company.

Name	Option-Based Awards			Share-Based (RSUs) Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested (1) (US$)	Market or Payout Value of Vested Share- based awards not paid out or distributed (1) (US$)
Frank Busch Director, President and Chief Executive Officer	Nil	N/A	N/A	8,333(1)	Nil	Nil
Sameer Uplenchwar Chief Financial Officer	Nil	N/A	N/A	125,000(2)	Nil	Nil
Laura Roach Independent Director	Nil	N/A	N/A	8,333(1)	Nil	Nil
Jesse V. Crews Independent Director	Nil	N/A	N/A	8,333(1)	Nil	Nil
Mark Temen Independent Director	N/A	N/A	N/A	N/A	N/A	N/A
Amanda Smith Chief Operating Officer	Nil	N/A	N/A	16,666(1)	Nil	Nil

(1) These RSUs were awarded on September 20, 2023 pursuant to the Company's RSU Plan. The RSUs vest as to one-third on each of November 8, 2024, November 8, 2025 and November 8, 2026.  Common Shares issuable upon payout of any vested shares will be issued at a deemed price of US$0.31 per share.

(2) On November 1, 2024 via a CFO Incentive Plan, Mr. Sameer Uplenchwar was granted 750,000 RSUs, with 500,000 vesting immediately upon grant, and the remainder vesting as 125,000 on each of November 1, 2025 and November 1, 2026.

Omnibus Equity Incentive Plan

Pursuant to the policies of the TSX, the Company is required to adopt an equity incentive plan prior to granting equity incentives and, accordingly, the Company has adopted an Omnibus Equity Incentive Plan (the "Plan"). The purpose of the Plan is to ensure that the Company is able to provide an incentive program by way of Awards, including Stock Options, Restricted Share Units, Deferred Share Units and other equity-based awards, for directors, employees and consultants of the Company that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

The Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Plan. The Board of Directors (the "Board") is the Plan Administrator and can amend the terms of the Plan, provided that, among other things, no such amendment may be made that would increase the maximum aggregate number of common shares available for issuance as options and awards or that would affect the terms of any previously granted equity-based awards unless the Company receives shareholder approval for such amendment in accordance with the policies of the TSX.

A copy of the Omnibus Equity Incentive Plan, as amended, and approved by shareholders on June 3, 2025 is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada, on EDGAR at www.sec.gov in the United States and on the Company website at kelsotech.com. Capitalized terms used in this section and not otherwise defined have the meanings given to them in the Plan.

Awards

Stock Options

Issuance Limits: The maximum aggregate number of common shares that may be reserved for issuance as stock options pursuant to the Plan shall be a rolling number of common shares equal to 10% of the total issued and outstanding common shares of the Company from time to time. Any common shares in respect of which previously granted options have been exercised shall not be deducted from the number of common shares reserved for issuance as stock options under the Plan and shall again be available for grant as stock options under the Plan.

Exercise Price: The exercise price of any option granted under the Plan is to be determined from time to time by the Board but in any event shall be not less than the Fair Market Value of the Company's shares on the date of the grant of options. The Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

Term: The term of options granted under the Plan shall not exceed ten years from the date of grant, and all options granted under the Plan are not transferable other than by will or the laws of dissent and distribution.

As at December 31, 2025, there were no options granted under the Plan. During Fiscal 2025, a total of 750,000 options expired unexercised, no options were granted, and no options were exercised. There was no re-pricing of stock options under the stock option plan or otherwise during the Company's completed financial year ended December 31, 2025.

Restricted Share Units

The Board intends to offer Restricted Share Units (the "RSUs") as part of the Company's overall compensation package to assist in the recruitment and retention of highly qualified employees, directors and eligible consultants (the "Participants") by providing a means to reward performance and motivate participants to achieve important corporate and personal objectives. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long-term commitment. The RSU awards are administered by the Compensation Committee of the Board or such other committee of the Board as may be designated by the Board (the "Committee").

Issuance Limits: The maximum aggregate number of common shares that may be reserved for issuance as Awards (RSUs, DSUs, other) pursuant to the Plan shall be 5,516,008 common shares which is equal to 10% of the total issued and outstanding common shares of the Company as of the date of adoption of the Plan.

Award Agreement: RSUs will be awarded to a Participant through an Award Agreement. RSUs are credited to a Participant by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the Participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. No Awards shall be issued in the United States or to any U.S. Person under the Plan.

As at December 31, 2025 there were 203,329 RSUs outstanding. No RSUs were awarded during Fiscal 2025 and a total of 338,326 RSUs were settled (139,999) or repurchased (198,327).

Deferred Share Units

The Board recruitment of Non-Employee Directors is enhanced with Deferred Share Units (the "DSUs") for the benefit of the Company's non-executive directors of which currently there are three. The DSUs were established to assist the Company in the recruitment and retention of qualified persons to serve on the Board and to promote better alignment of the interests of directors and the long-term interests of Shareholders. The Board intends to use the DSUs, stock options and RSUs issued under the Plan as part of the Company's overall director compensation plan. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance. No Awards shall be issued in the United States or to any U.S. Person under the Plan.

Administration of DSUs: The non-executive directors may elect to receive as DSUs up to 100% of their Director Fees that would otherwise be paid in cash (the "Cash Fees"). A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Common Share. All DSUs paid with respect to Director Fees will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a "DSU Account") when such Director Fees are payable. The director's DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number. DSUs shall vest immediately upon grant except as otherwise set forth in the DSU award agreement.

Generally, a participant shall be entitled to redeem his or her DSUs on the date established in the DSU award agreement, except in the event of termination. Redemptions of DSUs may be in Common Shares issued from treasury, may be purchased by the Company on the open market for delivery to the director, may be settled in cash or any combination of the foregoing.

As at December 31, 2025, there were no DSUs outstanding.

Share-Based Awards

The Plan Administrator may, subject to the prior approval of the Stock Exchange, as required, grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares. No Awards shall be issued in the United States or to any U.S. Person under the Plan.

Other Terms of the Plan

Dividend Equivalents

Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs and DSUs shall include the right for such RSUs and DSUs be credited with dividend equivalents in the form of additional RSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Fair Market Value at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant's Account shall vest in proportion to the RSUs and DSUs to which they relate, and shall be settled in accordance with the Plan.

Change of Control

The Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control, (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control, (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder, or (v) any combination of the foregoing. The Plan Administrator will not be required to treat all Awards similarly in such a transaction.

If the Participant is an executive officer or director of the Company, within 18 months following the completion of a transaction resulting in a Change in Control, a Participant's employment or directorship is terminated by the Corporation or a Related Entity without Cause: (i) any unvested Awards held by such Participant at the Termination Date shall immediately vest; and (ii) any vested Awards of such Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is three months after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

Capital Reorganization

Should the Company effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Stock Exchange, as required, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Executive Officer Incentive Compensation Recovery Policy

On December 28, 2023, the Board adopted an Executive Officer Incentive Compensation Recovery Policy (the "Clawback Policy"), to provide for the recovery, otherwise referred to as "clawback", of certain erroneously awarded incentive-based compensation from Executive Officers (as defined in accordance with applicable laws, rules and regulations, including the rules of the NYSE American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation and is designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended, and will be interpreted and applied accordingly). Pursuant to this Clawback Policy the Company is required to reasonably promptly recover certain incentive-based compensation from any of the Company's current or former Executive Officers (as defined) that was received during the three-year period preceding the date the Company is required to prepare an Accounting Restatement (as defined) due to the Company's material non-compliance with any financial reporting requirement under applicable securities laws, that is based on the erroneous data and in excess of what would have been paid to such current or former Executive Officer under the Accounting Restatement.

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

During fiscal 2025, the Company did not determine there was any non-compliance with any financial reporting requirement under the Clawback Policy.

Termination and Change of Control Benefits

Except as disclosed above with respect to Frank Busch, Sameer Uplenchwar and Amanda Smith, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Company's directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefit for the Company's directors or senior management during Fiscal 2025.

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

Audit Committee

During fiscal 2025, the members of the Audit Committee were Messrs. Paul Cass (Chair until July 31, 2025; retired as a director August 31, 2025), Jesse Crews, Mark Temen (Chair as of August 1, 2025) and Ms. Laura Roach. As defined in National Instrument 52-110 - Audit Committees of the Canadian Securities Administrator all members of the Committee have been and are independent, meaning that they have no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Company has adopted a charter for the Company's audit committee. The full text of the Charter of the Audit Committee is available on the Company's website at www.kelsotech.com. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. The Company's audit committee has the overall duties and responsibilities to:

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

On September 25, 2025 the former auditors of the Company, Smythe LLP submitted a letter of resignation due to a change in their internal policy. After reviewing several proposals and upon recommendation of the Audit Committee, the Board of Directors selected as replacement the accounting firm CBIZ CPAs P.C. commencing on October 6, 2025.

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

Each member will have skills and/or experience which are relevant to the mandate of the Committee. During the financial year ended December 31, 2025, the members of the Corporate Governance and Nominating Committee were Ms. Laura Roach (Chair) and Messrs. Jesse Crews and Mark Temen.

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

D. Employees

As at December 31, 2025, the Company had 22 employees, including employees of the Company's subsidiaries. The majority of employees work at the Company's production facilities in Bonham, Texas. Canadian personnel work in West Kelowna, British Columbia and Calgary, Alberta. At the date of this filing, the Company's employees are not unionized, and all employees are full-time.

E. Share Ownership

As of December 31, 2025, the Company's directors and senior management beneficially owned the following common shares and stock options/incentive awards of the Company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Stock Options Held	RSUs Held
	# of Shares	% of Class(1)
Frank Busch Director, President and Chief Executive Officer	714,999	1.3	0	8,333
Sameer Uplenchwar Director, Chief Financial Officer	1,025,800	1.8	0	125,000
Amanda Smith Chief Operating Officer	0	0	0	16,666
Jesse V. Crews Independent Lead Director	428,479	0.8	0	8,333
Laura Roach Independent Director	56,390	0.1	0	8,333
Mark Temen Independent Director	1,000,000	1.8	0	0

(1) Based on 55,300,085 common shares issued and outstanding as at December 31, 2025.

The voting rights attached to the common shares owned by the Company's directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of the Company.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As at December 31, 2025 to the best of the Company's knowledge, there are no other persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of the Company's major shareholders do not differ from the voting rights of holders of the Company's common shares who are not the Company's major shareholders.

As at December 31, 2025, the registrar and transfer agent for the Company reported that there were 55,300,085 shares of the Company issued and outstanding. Of these, 48,242,688 were registered to Canadian residents (9 recorded shareholders), 7,045,969 shares were registered to residents of the United States (17 recorded shareholders) and 11,428 shares were registered to residents of other foreign countries (1 recorded shareholder).

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

B. Related Party Transactions

For Fiscal 2025, management fees for the Company were $791,923 (Fiscal 2024 - $743,846; 2023 - $720,500). As at December 31, 2025, the amount due to related parties (which are unsecured and have no interest or specific terms of payments) was Nil (Fiscal 2024 - $Nil; Fiscal 2023 - $Nil). Expense reimbursements are due on demand. Related party transactions during Fiscal 2025, Fiscal 2024 and Fiscal 2023 were in the normal course of operations and were measured at their fair value.

Share-based expenses (calculated using the Black-Scholes option pricing model) for Fiscal 2025 were $13,969 (Fiscal 2024 - $137,240; Fiscal 2023 - $81,233). RSU payments for Fiscal 2025 were $31,732 (Fiscal 2024 - $32,625; Fiscal 2023 - $25,288). Director's fees were $124,375 for Fiscal 2025 (Fiscal 2024 - $127,625; Fiscal 2023-$149,000).

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

The following financial statements and notes thereto are filed with and incorporated herein as part of this annual report:

(a) audited consolidated financial statements for the year ended December 31, 2025, including: report of the independent registered public accountant, CBIZ CPAs P.C. (and for the years ended December 31, 2024 and 2023, report of the independent registered public accountant, Smythe LLP), comprising the consolidated statements of financial position as at December 31, 2025 and 2024, the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023.

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

B. Significant Changes

The Company is not aware of any significant change that has occurred since December 31, 2025 that has not been disclosed in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

2025 Financial Year Price History

The high and low market prices and volumes of the Company's common shares for each month for the most recent financial year on the Toronto Stock Exchange (symbol: KLS) and OTC Markets (symbol: KIQSF) were as follows:

2025 Month	TSX (Canadian dollars, $)			OTC (1) (U.S. dollars, $)
	High	Low	Volume monthly total	High	Low	Volume monthly high
December	0.215	0.19	450,273	0.15	0.14	678,000
November	0.245	0.195	861,773	0.17	0.11	171,000
October	0.235	0.185	1,086,611	0.16	0.11	345,000
September	0.22	0.16	1,637,678	0.16	0.10	353,000
August	0.195	0.155	447,246	0.14	0.11	112,000
July	0.195	0.155	651,244	0.14	0.09	83,600
June	0.16	0.14	457,531	0.19	0.10	152,000
May	0.17	0.145	1,049,933	0.12	0.10	100,000
April	0.165	0.145	514,864	0.12	0.09	162,000
March	0.17	0.145	589,456	0.125	0.08	203,000
February	0.175	0.147	374,865	0.14	0.09	50,800
January	0.17	0.13	665,869	0.12	0.06	96,700

(1) The Common Shares were delisted from NYSE American effective March 26, 2024 after which they traded on the OTC Markets under the symbol "KIQSF".

B. Plan of Distribution

Not applicable.

C. Markets

The Common Shares are publicly traded on the Toronto Stock Exchange under the symbol "KLS", and on the OTC Markets under the symbol "KIQSF". The Company did not incur any trading suspensions in 2025, 2024 or 2023.

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

C. Material Contracts

There are no other contracts, other than those disclosed in this annual report and those entered into in the ordinary course of the Company's business, that are material to the Company, and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this annual report. Exchange Controls

D. Exchange Controls

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

I. Subsidiary Information

The Company operates in conjunction with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc. (incorporated on August 3, 2005 in the State of Nevada) and KIQ X Industries Inc. (incorporated on December 12, 2017 in the Province of British Columbia, Canada). In fiscal 2025 the subsidiaries Kel-Flo Industries Inc., KIQ Industries Inc. and. KXI™ Wildertec™ Industries Inc. were dissolved at the direction of the Board due to inactivity. Kelso Technologies Inc. owns 100% of the voting securities of each of the Company's subsidiaries and none of the subsidiaries has a class of restricted securities.

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

The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

a. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $399,375 (2024 - $153,147).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to Customer accounts receivable and maximum exposure thereto is $594,320 (2024 - $982,114). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $256,486 (2024 - $62,204), Customer B is $2,500 (2024 - $482,500), Customer C is $140,099 (2024 - $127,691) and Customer D is $39,067 (2024 - $44,044). To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

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

At December 31, 2025, the Company has $399,375 (2024 - $153,147) of cash to settle current liabilities of $777,103 (2024 - $2,282,409) consisting of the following: accounts payable and accrued liabilities of $628,002 (2024 - $2,138,658), income tax payable of $92,104 (2024 - $68,024), the current portion of lease liability of $56,997 (2024 - $56,997), and RSU liability of $0 (2024 - $18,730). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liability is approximately $15,948 (2024 - $124,387) due within one to three years.

In addition, the Company had undrawn availability of $1,000,000 on its line of credit at December 31, 2025, providing additional liquidity to fund ongoing operational needs and manage potential fluctuations in cash flow. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At December 31, 2025, the WSJ Prime Rate was 6.75%. The line of credit is secured by a general security agreement over the Company's assets.

c. Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

i. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company increased its line of credit from $500,000 to $1,000,000 in 2025. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At December 31, 2025, the WSJ Prime Rate was 6.75%. The Company's cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

ii. Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2025 and 2024, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	December 31,	December 31,
	2025	2024
Cash	$8,607	$32,456
Accounts receivable	$7,320	70,075
Accounts payable and accrued liabilities	(72,945)	(278,780)
	$(57,018)	$(176,249)

Based on the above, assuming all other variables remain constant, a ~9% (2024 - 9%) weakening or strengthening of the USD against the CAD would result in approximately $5,132 (2024 - $15,862) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

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

Management assessed the Company's internal control over financial reporting as of December 31, 2025, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses identified below. The following are material weaknesses, in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize, and report financial data.

• Information Technology General Controls ("ITGC") for financial impacting applications contains design deficiencies, as acknowledged by Management, in controls related to user access provisioning and deprovisioning and periodic review of user access (including privileged access), as well as application change management and the documentation, disaster recovery and review of certain system change and activity logs. Additionally, including but not limited to, the Company also has deficiencies related to the lack of obtaining and review of complementary user entity controls identified in SSAE 18 reports related to our use of service organizations, which could adversely affect the Company's ability to record, process, summarize, and report financial data, for all systems impacting operations and financial reporting, and its implementation. As a result of these deficiencies, automated process-level and manual controls within the financial reporting cycles that rely on information generated from such financially relevant systems were not considered effective.  The Company also did not have a cybersecurity policy in place.

• As a result of upstream ITGC related material weaknesses, the Company's downstream financial controls have design weaknesses because reviewers are unable to independently verify system generated  Information Produced by the Entity  ("IPE"). These ITGC and IPE material weaknesses impact substantially all key activity level controls at the relevant assertion levels within the financial reporting cycles impacting financial assertions within the Company's consolidated financial statements.

• In addition to the ITGC and IPE weaknesses noted above, the Company did not adequately perform and maintain account reconciliation and review controls at the relevant assertion levels within the financial and reporting cycles impacting the Company's consolidated financial statements.  Due to resource management, the Company lacks segregation of duties within its accounting and finance functions. The Company also lacked resources to timely analyze and conclude on the correct accounting for certain transactions.

Management is conducting a thorough review of the deficiencies noted across information technology general controls, information produced by the entity, account reconciliation controls, and segregation of duties. Management is committed to remediating these deficiencies and is in the process of developing a comprehensive remediation plan, which will include prioritized action items, defined timelines, and assigned ownership. Management will provide updates on the status of remediation efforts as they progress. Considering these material weaknesses, we performed additional analyses as deemed necessary to ensure that our financial statements were accurately prepared and in accordance with IFRS.

Attestation Report of the Registered Public Accounting Firm

Because the Company is an "emerging growth company" as defined in the United States Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company. The Company will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which it has total annual gross revenue of US$1.235 billion or more, (2) December 31 of the fiscal year that it becomes a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of its common shares held by non-affiliates exceeds US$700 million, measured as of the last business day of its most recently completed second fiscal quarter, and it has been publicly reporting for at least 12 months), or (3) the date on which it has issued more than US$1 billion in non-convertible debt during the preceding three-year period.

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

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company's board of directors has determined that Mark Temen qualified as an "audit committee financial expert" as defined in Item 16A (b) of Form 20-F.

B. Code of Ethical Conduct

The Company adopted a Code of Business Conduct and Ethics on August 1, 2014, which was ratified and approved by the Board of Directors on March 18, 2026, that applies to all of the Company's directors and employees, including the Company's principal executive officer and principal financial officer. The full text of the Company's Code of Business Conduct and Ethics is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada, on EDGAR at www.sec.gov in the United States and on the Company's website at www.kelsotech.com.

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

The Company's independent registered public accountants provided audit and other services during the fiscal year ended December 31, 2025, and the fiscal year ended December 31, 2024:

December 31, 2025 (USD$) *		December 31, 2024 (CAD$)
Audit Fees	195,000	130,500
Audit-Related Fees	0	7,000
Tax Fees	0	11,000
All Other Fees	N/A	N/A
Total Fees	195,000	148,500

*Smythe LLP was the Company auditor for fiscal year 2024, and CBIZ CPAs P.C was the Company auditor for fiscal year 2025.

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

The audit committee has considered the nature and amount of the fees billed by the former auditor, Smythe LLP, Chartered Professional Accountants, and the current auditor, CBIZ CPAs P.C., believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of CBIZ CPAs P.C.

D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F. Change in Registrants Certifying Accountant

The Audit Committee and Board of Directors of the Company approved the resignation of Smythe LLP on September 25, 2025 due to a change in Smythe LLP policy, and approved the appointment of CBIZ CPAs P.C. as auditors of the Company effective October 6, 2025.

The auditor's report of Smythe LLP on the financial statements of the Company for the two most recently completed financial years of the Company and for the period from the most recently completed period for which Smythe LLP issued an audit report in respect of the Company until their resignation date did not express a modified opinion or disagreement.

G. Corporate Governance

The Company's common shares are listed on the OTC market under the ticker symbol "KIQSF."

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

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

J. Insider Trading Policies.

The Company has adopted a Code of Business Conduct and Ethics dated March 18, 2026, filed hereto as Exhibit 11, which contains policies and procedures related to insider trading.

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

The Company currently manages our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including, without limitation, network and passwords protocols, required VPN access to our systems, rotation of security measures and third-party firewalls and antivirus protections.

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

PART III

Item 17. Financial Statements

Financial Statements filed as part of the annual report:

The following financial statements and notes thereto are incorporated herein by reference from Exhibit 15.4 as part of this annual report:

Audited consolidated financial statements including the report of the independent registered public accounting firm issued by CBIZ CPAs, Chartered Professional Accountants, comprising the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023.

Item 18. Financial Statements

See "Item 17. Financial Statements".

Item 19. Exhibits

Exhibits Exhibit No.	Description
(1)	Articles of Incorporation and Bylaws
1.1	Certificate of Incorporation(1)
1.2	Certificate of Name Change(1)
1.3	Notice of Articles(1)
1.4	Articles(1)
(2)	Securityholder Rights
2.1	Shareholders Rights Plan dated February 3, 2011(1)
(4)	Material Contracts
4.1	Professional Services Agreement with Frank Busch dated December 23, 2024 (3)
4.2	Professional Services Agreement with Bedrock Technology Holdings Ltd. dated November 1, 2024 (3)
4.3*	Professional Services Agreement with Amanda Smith dated June 26, 2025
4.4	Omnibus Equity Incentive Plan dated April 21, 2025 (4)
4.5	Notice of Recordation of Assignment Document for US Patent No. 7104722(1)
4.6	Notice of Recordation of Assignment Document for US Patent No. 5855225(1)
(8)	Subsidiaries
8.1*	List of Subsidiaries
11*	Code of Business Conduct and Ethics dated March 18, 2026
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(15)	Additional Exhibits
15.1	2023 Sustainability Report (2)
15.2	2024 Sustainability Report (3)
15.3*	2025 Sustainability Report
15.4	Audited consolidated financial statements for the year ended December 31, 2025 (5)
(100)	Interactive Data File
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

(1) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on August 29, 2013.

(2) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed March 25, 2024.

(3) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on April 9, 2025.

(4) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on April 25, 2025.

(5) Incorporated by reference from the applicable exhibit to the Company's Form 6-K filed on March 27, 2026.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KELSO TECHNOLOGIES INC.

By: /s/ Frank Busch

Frank Busch

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 27, 2026

By: /s/ Sameer Uplenchwar

Sameer Uplenchwar, CPA

Chief Financial Officer (Principal Financial Officer

and Principal Accounting Officer)

Date: March 27, 2026